Form 20-F
period 2019-12-31
DouYu International Holdings Ltd
filed 2020-04-28
CIK 1762417

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                 to

Commission file number: 001-38967

DouYu International Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

20/F, Building A, New Development International Center,

No. 473 Guanshan Avenue,

Hongshan District, Wuhan, Hubei Province,

People’s Republic of China

(Address of principal executive offices)

Shaojie Chen

Chief Executive Officer

Tel: +86 27 8775 0710

E-mail: ir@douyu.tv

20/F, Building A, New Development International Center,

No. 473 Guanshan Avenue,

Hongshan District, Wuhan, Hubei Province,

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, every 10 American depositary shares represent one ordinary share, par value US$0.0001 per share	DOYU	The Nasdaq Global Select Market
Ordinary shares, par value US$0.0001 per share*	N/A	The Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

32,751,819 ordinary shares, par value $0.0001 per share as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

•

“active users” refers to users who visited our platform through PC or mobile app at least once in a given period; the number of active PC users is measured as the number of independent cookies generated by our website when users visited our platform through PC in a given period, and the number of active mobile users is measured as the number of mobile devices that launched our mobile apps in a given period. The number of active users is calculated by treating each distinguishable independent cookie or mobile device as a separate user even though some individuals may access our platform with more than one independent cookie or using more than one mobile device and multiple individuals may access our services with the same independent cookie or using the same mobile device;

•	“ADSs” refers to the American depositary shares, every 10 ADSs represent one ordinary share, par value US$0.0001 per share;

•	“annual paying users” refer to the total paying users for a given year after removing double-counting because of multiple payments;

•	“ARPPU” refers to average live streaming revenue per paying user in a given period;

•	“average MAUs” refers to the average MAUs during a given period of time calculated by dividing (i) the sum of MAUs for each month of such period, by (ii) the number of months in such period;

•	“average mobile MAUs” for a given period of time is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period;

•

“average next-month active user retention rate” for any period is calculated by dividing (i) the sum of next-month active user retention rate for each month of such period, by (ii) the total number of months in such period;

•

“average total eSports MAU” refers to the average total eSports MAUs during a given period of time calculated by dividing (i) the sum of active users, including active PC users and active mobile users who accessed game-themed channels on our platform in each month of such period, by (ii) the number of months in such period;

•	“Beijing Fengye” refers to Beijing Fengye Equity Investment Center (Limited Partnership);

•	“Beijing Phoenix” refers to Beijing Phoenix Rich Investment Management Center (Limited Partnership);

•	“CDN” refers to content delivery network;

•	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, Hong Kong and Macau;

•	“Douyu Education” refers to Wuhan Douyu Education Consulting Co., Ltd.;

•	“Douyu Yule” refers to Wuhan Douyu Culture Network Technology Co., Ltd.;

•	“Gogo Glocal” refers to Gogo Glocal Holding Limited, an exempted company incorporated under the laws of the Cayman Islands;

•	“Guangzhou Douyu” refers to Guangzhou Douyu Internet Technology Co., Ltd.;

•	“Linzhi Lichuang” refers to Linzhi Lichuang Information Technology Co., Ltd., an entity controlled by Tencent Holdings Limited;

•	“MAUs” refers to the number of active users, including active PC users and active mobile users in a given month;

•	“Nectarine” refers to Nectarine Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited;

i

•

“next-month active user retention rate” is calculated by dividing (i) the sum of active users who visited our platform through PC or mobile app at least once in the next month after a given month, by (ii) the sum of all active users in that given month;

•	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;

•	“P2P” refers to peer-to-peer;

•	“paying ratio” for a given quarter is calculated by dividing (i) the sum of paying users in such quarter, by (ii) the average MAUs in such quarter;

•

“paying user” for any period in the context of our operating data refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform, and consequently, the number of paying users we present in this annual report may not equal to the number of unique individuals who made purchases on our platform for any given period of time;

•

“quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period;

•	“registered streamer” refers to a user that has been registered on our platform as a streamer;

•

“registered user” refers to a user that has registered and logged onto our platform at least once since registration. We calculate registered user as the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered users we present in this annual report may not equal to the number of unique individuals who are our registered users;

•	“retention rate” refers to the percentage of users who make at least one repeat use after a certain duration;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“RSU” refers to restricted share unit;

•	“Tencent” refers to Tencent Holdings Limited;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•

“We,” “Us,” “Our company,” and “Our,” refer to DouYu International Holdings Limited, a Cayman Islands exempted company, its subsidiaries, variable interest entities and subsidiaries of its variable interest entities;

•	“Wuhan Douyu” refers to Wuhan Douyu Internet Technology Co., Ltd.;

•	“Wuhan Ouyue” refers to Wuhan Ouyue Online TV Co., Ltd.;

•	“Wuhan Yuwan” refers to Wuhan Yuwan Culture Media Co., Ltd.;

•	“Yu Leyou” refers to Wuhan Yu Leyou Internet Technology Co., Ltd.;

•	“Yuxing Tianxia” refers to Wuhan Yuxing Tianxia Culture Media Co., Ltd.;

•	“Yuyin Raoliang” refers to Wuhan Yuyin Raoliang Culture Media Co., Ltd.; and

•	“Zhejiang Ouyue” refers to Zhejiang Ouyue Online TV Co., Ltd., which was subsequently renamed Wuhan Ouyue.

Unless the context otherwise requires, the operating data presented for our company in this annual report excludes Gogo Glocal, an exempted company incorporated under the laws of the Cayman Islands, or any other platform we incorporated to conduct our business overseas. We acquired a controlling stake of Gogo Glocal in October 2018 and all of its shares in February 2020.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9954 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 27, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 17, 2020, the noon buying rate for Renminbi was RMB7.0711 to US$1.00.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our goals and growth strategies;

•	our future business development, results of operations and financial condition;

•	relevant government policies and regulations relating to our business and industry;

•	our expectation regarding the use of proceeds from our initial public offering in July 2019;

•	general economic and business condition in China;

•	assumptions underlying or related to any of the foregoing;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

The selected combined and consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019, selected combined and consolidated balance sheet data as of December 31, 2018 and 2019 and selected combined and consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited combined and consolidated financial statements included elsewhere in this annual report. The selected combined and consolidated statements of comprehensive income data for the year ended December 31, 2016, selected combined and consolidated balance sheet data as of December 31, 2016 and 2017 and selected combined and consolidated cash flow data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our combined and consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
		(in millions)
Net revenues(1)	786.9	1,885.7	3,654.4	7,283.2	1,041.1
Cost of revenues	(1,155.1)	(1,890.4)	(3,503.4)	(6,087.0)	(870.1)

Gross (loss)/profit	(368.2)	(4.7)	151.0	1,196.2	171.0

Operating expenses:
Sales and marketing expenses	(223.5)	(310.3)	(538.9)	(598.7)	(85.6)
Research and development expenses	(93.5)	(212.1)	(329.3)	(383.9)	(54.9)
General and administrative expenses(2)	(95.0)	(100.6)	(196.8)	(446.1)	(63.8)
Other operating income, net	3.8	9.3	54.9	100.8	14.5

Total operating expenses	(408.2)	(613.7)	(1,010.1)	(1,327.9)	(189.8)

Loss from operations	(776.4)	(618.4)	(859.1)	(131.7)	(18.8)
Other expense, net	0.0	(0.3)	(20.2)	(22.8)	(3.3)
Foreign exchange gain (loss), net	—	—	(75.6)	32.0	4.6
Interest income	3.9	6.9	85.8	159.1	22.7
Interest expenses	(8.9)	—	—	—	—
Fair value change of warranty liabilities	0.7	—	—	—	—

Income (loss) before income taxes	(780.7)	(611.8)	(869.1)	36.6	5.2
Income tax expenses	—	—	—	—	—
Share of income (loss) in equity method investments	(2.2)	(1.1)	(7.2)	(3.3)	(0.4)

Net income (loss)	(782.9)	(612.9)	(876.3)	33.3	4.8
Net loss attributable to noncontrolling interest	—	—	—	(6.5)	(0.9)
Deemed dividend	(284.9)	—	(6.7)	—	—
Net income (loss) attributable to ordinary shareholders of the Company	(1,067.8)	(612.9)	(883.0)	39.8	5.7
Net income (loss)	(782.9)	(612.9)	(876.3)	33.3	4.8

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	—	—	325.6	109.5	15.6

Comprehensive income (loss)	(782.9)	(612.9)	(550.7)	142.8	20.4

Comprehensive income attributable to noncontrolling interests	—	—	—	(6.3)	(0.9)

Comprehensive income attributable to the Company	(782.9)	(612.9)	(550.7)	149.1	21.3

Note:

(1)

We adopted ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” and its amendments for the year ended December 31, 2019 with modified retrospective method, and thus the comparative financial information has not been restated.

(2)	Includes share-based compensation of RMB17.6 million, RMB35.4 million and RMB290.8 million (US$41.5 million) in 2017, 2018 and 2019, respectively.

The following table presents our selected combined and consolidated balance sheet data as of December 31, 2016, 2017, 2018 and 2019.

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
		(in millions)
Summary Combined and Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	516.8	539.6	5,562.2	8,134.9	1,162.9
Total current assets	675.9	862.9	6,117.0	8,601.7	1,229.6
Total assets	778.9	1,031.6	6,494.9	9,103.7	1,301.4
Deferred revenue	15.0	45.9	112.1	196.0	28.0
Accrued expenses and other current liabilities	120.7	208.2	313.5	392.3	56.1
Total current liabilities	523.9	871.9	2,863.9	1,794.2	256.5
Total liabilities	523.9	871.9	2,863.9	1,840.3	263.1
Total liabilities, convertible redeemable preferred shares and shareholders’ deficit	778.9	1,031.6	6,494.9	9,103.7	1,301.4

The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2016, 2017, 2018 and 2019.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
		(in millions)
Net cash provided by (used in) operating activities	(714.1)	(381.0)	(337.6)	813.2	116.2
Net cash used in investing activities	(86.3)	(92.0)	(265.0)	(246.3)	(35.2)
Net cash provided by financing activities	1,298.2	500.0	5,280.1	1,896.3	271.1
Effects of exchange rate changes on cash, cash equivalents and restricted cash	1.4	(4.2)	345.1	109.5	15.7

Net increase in cash, cash equivalents and restricted cash	499.2	22.8	5,022.6	2,572.7	367.8
Cash, cash equivalents and restricted cash at beginning of the period	17.6	516.8	539.6	5,562.2	795.1

Cash, cash equivalents and restricted cash at end of the period	516.8	539.6	5,562.2	8,134.9	1,162.9

Non-GAAP Financial Measure

To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to understand and evaluate our core operating performance: adjusted operating income (loss), which is calculated as operating income (loss) adjusted for share-based compensation expenses; adjusted net income (loss), which is calculated as net income (loss) adjusted for shared-based compensation expenses, share of loss (income) in equity method investments and impairment loss on investments; adjusted net income (loss) attributable to DouYu, which is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of loss (income) in equity method investments and impairment loss of investments; and adjusted basic and diluted net income per ordinary shares, which is the non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

The table below sets forth a reconciliation from the GAAP measures to the non-GAAP measures for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions, excepts for shares, ADSs, per share and per ADS data)
Operating income (loss)	(618.4)	(859.1)	(131.7)	(18.8)
Add:
Share-based compensation expenses	17.6	35.4	290.8	41.5

Adjusted operating income (loss)	(600.8)	(823.7)	159.1	22.7

Net income (loss)	(612.9)	(876.3)	33.3	4.8
Add:
Share-based compensation expenses	17.6	35.4	290.8	41.5
Share of income (loss) in equity method investments	1.1	7.2	3.3	0.4
Impairment loss of investments	—	15.2	19.0	2.8

Adjusted net income (loss)	(594.2)	(818.5)	346.4	49.5

Net income (loss) attributable to DouYu	(612.9)	(876.3)	39.8	5.7
Add:
Share-based compensation expenses	17.6	35.4	290.8	41.5
Share of income (loss) in equity method investments	1.1	7.2	3.3	0.4
Impairment loss of investments	—	15.2	19.0	2.8

Adjusted net income (loss) attributable to DouYu	(594.2)	(818.5)	352.9	50.4

Adjusted net income (loss) per ordinary share
Basic	(72.6)	(101.7)	17.58	2.51
Diluted	(72.6)	(101.7)	11.74	1.68
Adjusted net income (loss) per ADS
Basic	—	—	1.76	0.25
Diluted	—	—	1.17	0.17
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ordinary share
Basic	8,188,790	8,115,160	19,254,661	19,254,661
Diluted	8,188,790	8,115,160	30,053,042	30,053,042
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ADS
Basic	—	—	192,546,612	192,546,612
Diluted	—	—	300,530,424	300,530,424

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Risks Related to Our Business and Industry

If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. Our main monetization strategies—live streaming, advertisement and others depend on our ability to maintain and increase the size of our user base and user engagement level. If our user base becomes smaller or our users become less active, it is probable that they would spend less on our virtual gifts and jointly operated games or visit our advertisements less frequently, or access our platform less in general. This would in turn drive top streamers away from our platform, discourage companies from purchasing advertisements on our platform and dissuade game developers and publishers from distributing their games through our platform. Our financial condition would suffer from the consequential decline in revenue and our business and operating results will be materially and adversely impacted.

We are one of China’s leading game-centric live streaming platforms in terms of the size of our user base and the level of user engagement. Maintaining and improving the current size of user base and level of user engagement are critical to our continued success. However, to maintain and improve this already large size of user base and high level of user engagement, we would have to ensure that we adequately and timely respond to changes in user preferences, attract and retain enough popular streamers, and offer new features and content that may attract new users. There is no guarantee that we could meet all of these goals. A number of factors could negatively affect user retention, growth and engagement, including if:

•	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we fail to innovate our communities, user-generated content and our virtual gifts that keep our users interested and be eager to return to our platform on a regular basis;

•	our streamers failed to keep our users engaged on our platform over a long period of time;

•	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors;

•	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; and

•	the growth of the number of PC and smartphone users in China stalls.

We may fail to attract, cultivate and retain top streamers, which may materially and negatively affect our user retention and thus our business and operations.

Our registered streamers include a high number of top streamers each of whom entered into an exclusive contract with us directly. Our top streamers tend to have large following bases who regularly support these streamers with virtual gifts, and they also tend to attract many integrated promotion activities during live streaming compared to self-registered streamers. Their charisma and the high-quality content that they create are primary contributors to user stickiness and are hard to replicate with self-registered streamers. Approximately 1,016 of our exclusive top streamers had more than one million viewers in the fourth quarter of 2019.

Although we have signed exclusive contracts with top streamers at typically three- to five-year terms that contain non-compete clauses, top streamers may still choose to depart us when their contract period ends, and their departure may cause a corresponding decline in our user base. As we attract top streamers from other platforms, we have also been or are currently involved in legal disputes concerning top streamers with competing platforms. Although we are not the primary target of these legal disputes, such streamers may be subject to fines or even injunctions which may render our investment in recruiting them meaningless. On the other hand, some of our top streamers have left us for competing platforms despite still being in contractual relationship with us which may raise legal disputes. Although we have won some of the legal disputes against these breaching streamers, their departures may still have a negative impact on user retention and reputation. To retain top streamers, we must devise better streamer compensation schemes, improve our monetization capabilities and help the top streamers reach a wider audience. Although we strive to improve ourselves in these aspects, we cannot guarantee that our streamers will not leave us even if we do our best to retain them.

In terms of streamer cultivation, we cannot guarantee that the performance metrics we use to track promising streamers will enable us to identify future top streamers. Some of the streamers we identify as promising may turn out to be underperforming, and we may also fail to spot truly promising streamers in early stages of their careers. In addition to a waste of resources, either one of these scenarios could prevent us from cultivating top streamers, which could weaken our core competitive strength against competing platforms and thus cause an outflow of users to those platforms.

We may fail to offer attractive content, in particular popular game content, on our platform.

We offer comprehensive live streaming content with a primary focus on games. Our content library is constantly evolving and growing. Game content has been the key component of our content offerings since our inception. A majority of our streamers were game streamers and game streaming also contributed significantly to the total viewing hours on our platform. In response to viewers’ growing interests, we also have expanded our coverage into other entertainment content genres. We actively track viewership growth and community feedback to identify trending content and encourage our streamers and talent agencies to create content that caters to viewers constantly changing tastes. However, if we fail to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions.

In addition, we largely rely on our streamers to create high-quality and fun live streaming content. We have in place a comprehensive and effective incentive mechanism to encourage streamers and talent agencies to supply content that is attractive to our viewers. Also, talent agencies cooperating with us may guide or influence streamers to live stream content that is well received by our viewers. However, if we fail to observe the latest trends and timely guide streamers and talent agencies accordingly, or fail to attract streamers who are capable of creating content based on popular games, or if streamers fail to produce content for trending games, our viewer number may decline and our financial condition and results of operations may be materially and adversely affected.

We have significant reliance on the eSports industry.

As the nexus of the eSports ecosystem, our platform connects game developers and publishers, professional eSports teams or players and eSports tournament organizers, advertisers and viewers. User generated content covering eSports games is the largest contributor to our user base. Our average total eSports MAUs were approximately 95.8 million and 101.8 million in the fourth quarter of 2018 and 2019, respectively. In addition to streaming of eSports games, major eSports events and tournaments, we also sponsor leading eSports teams and organize our own eSports tournaments.

We rely heavily on a number of eSports games to generate our user traffic. For example, the most popular eSports games on our platform attracted a large amount of average MAUs and generated significant hours spent by our users. As a result, if we fail to maintain our market position in the eSports industry or to attract users through live streaming of popular eSports games, if the game developers and publishers fail to maintain the normal publication and operation of their online games or if any of these games fails to attract enough users, our user base and streamer base may shrink significantly. We may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial condition.

If we fail to effectively manage our growth and control our periodic spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected.

We have experienced a period of significant growth and expansion that has placed, and continues to place, significant strain on our management and resources. However, given our limited operating history and the rapidly evolving market in which we compete, we may encounter difficulties as we establish and expand our operations, research and development, sales and marketing, and general and administrative capabilities. We cannot assure you that this level of growth will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to attract and retain viewers and top streamers, develop an infrastructure to service and support an expanding body of viewers and streamers, explore new monetization avenues, convert non-paying users to paying users, increase user engagement levels and capitalize on the eSports industry. We cannot assure you that we will be successful with any of the above.

To manage our growth and maintain profitability, we expect our costs and expenses to continue to increase in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational, informational and financial systems, procedures and controls on an as-needed basis, including the continued improvement of our accounting and other internal management systems. We will also need to expand, train, manage and motivate our workforce and manage our relationships with viewers and streamers, game developers and publishers, advertisers and other business partners. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. We expect to continue to invest in our infrastructure in order to enable us to provide our services rapidly and reliably to viewers and streamers. Continued growth could end up straining our ability to maintain reliable service levels for all of our viewers and streamers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.

We have incurred net losses since inception, and we may continue to incur losses in the future.

We have incurred significant accumulated net losses to date, although experiencing a net income in 2019. We generated gross profit since 2018, which may not translate into continued net after-tax profit. The time it will take for us to eventually achieve profitability hinges on our ability to grow rapidly in a cost-effective way, and we may not be able to grow this way successfully.

While our future revenue growth will be linked with the realization of our monetization strategies, which will be affected by user engagement, streamer retention and product offering, our cost-effective growth will primarily rely on improvement of operational efficiency, which has been reflected so far in the continually decreasing percentage of our content costs and bandwidth and server costs in our total operating costs. This trend of operational efficiency improvement may not continue in the future, or it may not reach a sufficient level to generate profitability. Our ability to continue to improve operational efficiency will depend on our ability to maintain stronger bargaining position in contract negotiations with top streamers, streamline our operation, achieve economies of scale and employ more advanced streaming technologies at lower cost, among other things. Additionally, our ability to achieve profitability is affected by various external factors, many of which are beyond our control, such as the PC and mobile games market and eSports industry in China, and the development of social networking, live streaming services and mobile marketing services. We cannot assure you that we will be able to improve our operational efficiency in the future.

We may again incur losses in the near future due to our continued investment in services, technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, we cannot assure you that our company will turn profitable in the short term just because we have made substantial investment in various areas.

Our business may suffer if we fail to successfully implement our monetization strategies.

Our monetization model is new and evolving. Our streaming platform is free to access, and we generate revenues primarily from live streaming and advertisement. As a result, our revenue is affected by our ability to increase user engagement and convert non-paying users into paying users, which in turn depends on our ability to offer content, virtual gifts, advertisements and other services. In 2017, 2018 and 2019, we generated RMB1,521.8 million, RMB3,147.2 million and RMB6,617.3 million (US$946.0 million) from live streaming, representing 80.7%, 86.1% and 90.9% of our total revenues for the same period. We also generate a sizeable portion of our revenues from providing advertisement and other services on our platform. In 2017, 2018 and 2019, we generated RMB363.9 million and RMB507.2 million and RMB665.9 million (US$95.1 million) from advertisements and others, representing 19.3%, 13.9%, and 9.1% of our total revenues for the same period. We also generate a small portion of our revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers. If we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may in the future introduce new services to diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers or platform partners, we may fail to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.

We are a game-centric live streaming platform that provides real-time streaming and interactions. Because we do not have full control over how and what streamers or viewers will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, we detect spam accounts through which illegal or inappropriate content is streamed or posted and illegal or fraudulent activities are conducted on a timely basis. Media reports and Internet forums have covered some of these incidents, which have in some cases generated negative publicity about our platform and brand. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behavior of our users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform.

In addition, if any of our viewers suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform or after watching unsettling or inappropriate content that our content monitoring system failed to filter out, we may face civil lawsuits or other liabilities initiated by the affected viewer, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the Internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide Internet content service. We endeavor to ensure that all streamers are in compliance with relevant regulations, but we cannot guarantee that all streamers will comply with all the PRC laws and regulations. Therefore, our live streaming service may be subject to investigations or subsequent penalties if content displayed on our platform is deemed to be illegal or inappropriate under PRC laws and regulations. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

Our limited operating history with a relatively new business model in a relatively new market makes it difficult to evaluate our business and growth prospects.

Our business operations commenced in 2014, with commercialization beginning midway through 2015. We have experienced year-over-year growth in the number of active and paying users and total revenue since 2016. However, our growth in the past may not be indicative of our future performance, as our operating results represent a limited size of sample of operational results and may be hard to repeat in the future.

Many of the elements of our business are unique and evolving. The markets for our live streaming platform and the related products and services are relatively new and rapidly developing and are subject to significant challenges, especially in terms of converting non-paying users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenue from live streaming and advertisement, as well as our ability to capitalize on the eSports industry and explore other monetization avenues. We may not succeed in any of these aspects.

As the live streaming industry in China is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Some of our current monetization methods are also in a relatively preliminary stage. For example, if we fail to properly manage the volume and price of our virtual gifts, our users may be less likely to purchase them. We cannot assure you that our attempts to monetize our viewers and streamers will continue to be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge.

Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating histories in evolving industries may encounter, including, among others, risks and uncertainties regarding our ability to:

•	develop new virtual gifts that are appealing to users;

•	develop new advertisement formats that are appealing to advertising partners;

•	maintain stable relationships with game developers and publishers; and

•	expand to new geographic markets with good eSports environment and high growth potential.

Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to successfully address any of the above risks and uncertainties, the size of our user base, our revenue and operating margin may decline.

We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.

Our business could be adversely affected by natural disasters or outbreaks of epidemics. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in China or any other market in which we operate and conduct business could severely disrupt our business operations by damaging our network infrastructure or information technology system or affecting the productivity of our workforce. The outbreak of any severe epidemic disease, such as avian flu, H1N1 flu, SARS or coronavirus, may disrupt our operations, which could negatively affect our financial condition and business prospects.

COVID-19, a novel strain of coronavirus, has spread worldwide. The epidemic has resulted in mandatory quarantines, travel restrictions, and the temporary closure of stores and facilities in China and other parts of the world for the past few months, and certain areas remain subject to such heightened measures. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

As a company headquartered in Wuhan with substantially all operating activities, revenues and workforce in China, our results of operations and financial outlook may be materially and adversely affected by the outbreak of COVID-19, especially when such outbreak causes harm to the Chinese and global economy in general.

In response to intensifying efforts to contain the spread of COVID-19, we may need to implement adjustments to work schedules to allow workers to work remotely from home, quarantine our employees or our offices, or impose temporary office closure and travel restrictions, which may result in lower work efficiency and/or productivity. Certain of our employees were required to work remotely and may not be able to travel or report to duty as scheduled due to travel restrictions imposed by various government authorities. Our users may have less disposable income and the industry we operate in may experience a general decline. We may also experience negative impact on our advertisement revenue or other revenue, and our suppliers may not be able to deliver our orders in time. The global stock markets have experienced, and may continue to experience, significant decline or even trade suspension due to the COVID-19 outbreak, which may result in a negative impact on our company, our overseas business and also a decline of value in the companies we invested in.

The extent to which the COVID-19 outbreak might impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, among others. We may need to adjust our forecast downward or record impairment of the fair value of our investments should the situation continues to worsen.

In our market, we mainly compete with other established streaming platforms and other entertainment mediums. If we are unable to compete effectively, our business and operating results may be materially and adversely affected.

Since running a successful live streaming platform requires intensive capital outlay and a large team of quality streamers, who remain in short supply due to the fact that most have signed contracts with existing platforms, there are high entry barriers for our industry. As a result, our major competitors are streaming platforms with an established presence in the industry. While such competition may only come from a few established players instead of many newcomers, competition remains intense. As it is unlikely that viewers will watch streams on two platforms at once, and most top streamers sign exclusive contracts with only one platform, we compete mainly for user traffic and top streamers. If we are not able to effectively compete with our competitors, our overall user base and level of user engagement may decrease, which may result in loss of top streamers to other platforms. Such loss may also lead to fewer paying users and make us less attractive to advertisers and game developers and publishers, which may adversely affect our monetization success.

To better compete with competitors which may have more cash, traffic, technological advantages, top streamers, business networks and other resources than we do, we may be required to spend additional resources, which may adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of viewers and streamers. Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including approaching our top streamers, purchasing exclusive streaming rights to eSports tournaments or events that used to be streamed on our platform, or even attacking our platform. Any legal proceedings or measures we take in response to competition and disputes with our competitors may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

•	the popularity, usefulness, ease of use, performance and reliability of our services compared to those of our competitors, and the research and development abilities of us and our competitors;

•	changes mandated by, or that we elect to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within our industry, which may result in more formidable competitors; and

•	our reputation and brand strength relative to our competitors.

In addition, our users have a vast array of entertainment choices. Other forms of entertainment, such as other online video services including short video platforms, social networking, traditional PC and console games, as well as more traditional mediums such as television, movies and sports spectating, are much more well- established in mature markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Our platform competes against these other forms of entertainment for the discretionary time and spending of our users. If we are unable to sustain sufficient interest in our platform in comparison to other forms of entertainment, including new forms of entertainment that may emerge in the future, our business model may no longer be viable.

Our revenue growth is heavily dependent on paying users and revenue per paying user. If we fail to continue to grow or maintain our paying user and continue to increase revenue per paying user, our live streaming revenue may not increase, which may materially and adversely affect our business operation and financial results.

Our annual paying user base grew from 9.3 million in 2018 to 17.5 million in 2019. Whether we can increase the number of our paying users depends on many factors, and many of them are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular streamer that they used to follow financially, and an overall worsening economic conditions can lower disposable income for all existing paying users, causing them to spend less on our platform. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future.

We have significant reliance on revenues from virtual gift sales. Any limitation imposed by PRC authorities on the sale, exchange or circulation of virtual gifts in the future may reduce the virtual gift payments our users make to streamers, which is critical to our business and results of operations. Any decline in the number of paying users or our paying ratio, or any limitation imposed on our users’ ability to give virtual gifts to streamers, may materially and adversely affect our results of operations. See “—Our business may suffer if we fail to successfully implement our monetization strategies.”

We generate a portion of our revenues from advertisement. If we fail to maintain or grow advertisement revenue, our financial results may be adversely affected.

In 2017, 2018 and 2019, we generated RMB248.8 million, RMB342.2 million and RMB513.3 million (US$73.4 million) from the sale of advertisements, representing 13.2%, 9.4% and 7.0% of our total revenues for the same period. Our revenues from advertisement represent an important part of our total revenue, and our financial results could be adversely affected if we fail to maintain or grow it in the future. For us to maintain or grow our advertisement revenue, we need to attract more advertisers to our platforms with our increased user traffic and engagement level, or offer more variety in terms of advertisement products that encourage more spending from advertisers. We offer (i) integrated promotion activities during live streaming, (ii) advertisement display, and (iii) online and offline events-related advertisements. We may need to introduce more innovative promotion activities to maintain our revenues from advertisement, failure to do so may adversely impact our advertisement revenue. In addition, traditional display advertisements are subject to time and space restrictions, especially when displayed on mobile devices which have become popular among our users. As a result, our business and results of operations may be adversely impacted.

Advertisement revenue is also affected by online advertising industry in China and advertisers’ allocation of budgets to Internet advertising and promotion. Companies that decide to advertise or promote online may utilize more established methods or channels for online advertising and promotion, such as more established Chinese Internet portals or search engines, over advertising and promotion on our platforms. If the online advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of advertisement revenue and our profitability and prospects could be adversely affected.

If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.

The Internet industry in China is highly regulated, which requires certain licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained the following valid licenses through our PRC variable interest entities: ICP License for provision of Internet information services, Internet Culture Operation License for operating online culture products, Commercial Performance License for providing streamer agency services, License for Online Transmission of Audio/Video Programs for providing online streaming of video and Radio and Television Program Production and Operating Permit for producing radio and television program.

Due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we held may be deemed insufficient by governmental authorities, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations. As we develop and expand our business scope, we may need to obtain additional qualifications, permits, approvals or licenses. Moreover, we may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our industry.

For example, according to the Administrative Provisions for Audio/Video Programs Services through Internet which was promulgated by the State Administration for Radio, Film and Television (the “SARFT”) (which is the predecessor of the State Administration of Press, Publication, Radio, Film and Television), came into effect on January 31, 2008, and amended on August 28, 2015 (the “Audio/Video Measures”), to engage in the business of transmitting audio/video programs, a License for Online Transmission of Audio/Video Programs is required. We have obtained the License for Online Transmission of Audio/Video Programs for offering live video programs on our platforms. We are currently applying to expand the scope of our License for Online Transmission of Audio/Video Programs and there is no guarantee that we will be successful in doing so. Further, the License for Online Transmission of Audio/Video Programs is subject to periodical renewal. Although we have successfully renewed it in the past, there is no guarantee that we will be able to continue to do so in the future. We may not be able to continue to hold the License for Online Transmission Audio/Video Programs, and the scope specified in our License for Online Transmission Audio/Video Programs may not be able to cover all the needs that arise or will arise in our operations from time to time. Failure to expand the scope of our current License for Online Transmission of Audio/Video Programs or to continue to hold such license may result in fines or other penalties being imposed to us, which may adversely affect our business. In addition, for the purpose of providing Internet audio/video program service, we have adopted and will adopt various operating strategies and measures. Due to the uncertainties of interpretation and application of pertinent laws by the government authority, such strategies and measures may be challenged under PRC laws and regulations and if so, we may be subject to fines, confiscation of income related or other penalties and, in certain circumstances, suspension or revocation of the license, which may materially and adversely affect our business.

In addition, publishing and the commercial launch of domestic online games is subject to the pre-approval by the National Radio and Television Administration (the “NRTA”). The NRTA suspended such permission from March to December 2018 and have since restored it. Such suspension caused significant delays in the approval of the online games in the Chinese market. As a result, game publishers may not be able to obtain approval or make filings with the NRTA for their online games timely or at all. In December 2019, the Department of Law Enforcement of the Ministry of Culture and Tourism further published a circular reiterating that online games streamed or operated by live streaming platforms shall also obtain requisite pre-approvals from the NRTA. Although the game publishers are responsible for obtaining the required approvals, filings or permits for these online games streamed or operated on our platform, we may still be subject to fines, confiscation of income from these games, suspension of operations, revocation of licenses and other penalties due to game publishers’ failure to obtain such approvals, filings or permits, which could materially and adversely affect our business and results of operations. Given our significant reliance on eSports content, If game publishers and operators fail to maintain the normal publication and operation of their online games, if they fail to complete or obtain the necessary approvals and filings of their online games, or if more stringent regulations were adopted or the government authority takes more strict regulation or action against online games industry or live streaming industry in the future, our business, operation and financial condition will be adversely impacted.

As the Internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We could be found in violation of any future laws and regulations or any of the laws or regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. See “—We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.”

As of the date of this annual report, we have not received any material penalties from the relevant government authorities for our past operations. We cannot assure you, however, that the government authorities will not do so in the future. In addition, we may be required to obtain additional license or permits, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make all the necessary filings in the future. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.

We have been and may in the future be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to, recorded, stored or make accessible on our platform, or otherwise distributed to our users, including in connection with the music, movies, video and games played, recorded, stored or make accessible on our platform, which may materially and adversely affect our business, financial condition and prospects.

Under our agreements with top streamers, we obtain the license for the intellectual property arising from their live-streaming on our platform. We have implemented internal control measures to ensure that the design of our platform and the content that is streamed on it does not infringe on valid intellectual property, such as patents and copyrights held by third parties. We also license certain intellectual properties from third parties to implement certain functions available on our platform.

However, companies in the Internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. In China, the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries, especially in our evolving live streaming industry, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have featured pirated or illegally downloaded music and movies on our platform, and that we have infringed on the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. Some of the game streaming on our platform may be alleged to infringe on the copyright in works of literature and art of a game of the game producers, which may also constitute an unfair competition claim. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims or other legal proceedings.

We allow streamers to upload text, graphics, audio, video and other content to our platform and users to download, share, link to and otherwise access games and other content on our platform and we also upload high-quality video clips recorded and restored from selective live streaming content. Under applicable PRC laws and regulations, online service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider failed to take necessary actions to prevent such infringement. We have procedures implemented to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting or distribution of copyrighted content and we may be considered failing to take necessary actions against such infringement. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our platform.

Certain of our employees were previously employed at other peer companies, including our current and potential competitors. To the extent that these employees are involved in the development of content or technology similar to ours at their former employers, we may become subject to claims that such employees or we may have appropriated proprietary information or intellectual properties of the former employers of our employees. If we fail to successfully defend such claims, our results of operations may be materially and adversely affected.

Defending claims is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us.

We are a live streaming platform that enables our users to exchange information, generate content, advertise products and services, and engage in various other online activities. Although real-name registration is required for streamers by our platform, we may not be able to verify the identity information provided by our streamers as true and accurate. For registration of users, we verify identities primarily based on verification text messages sent to their mobile devices, which may not always be reliable. As a majority of the video and audio communications on our platform is conducted in real time, we cannot filter the content generated by our streamers and users on air before they are streamed on our platform. Therefore, users may engage in illegal conversations or activities, including the publishing of inappropriate or illegal content on our platforms that may be unlawful under PRC laws and regulations.

We require users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a robust content monitoring system. However, although we use our best efforts to monitor content on our platform, we cannot detect every incident of inappropriate content on our platform due to the immense quantity of user-generated content on our platform, and as such government authorities may hold us liable for inappropriate content on our platform. In addition, application stores may temporarily take down our applications if the content were deemed to violate applicable PRC laws or regulations.

Although we report violations of our terms of service to PRC local authorities, such authorities may not take any action with respect to these violations on a timely basis, if at all. Therefore, our users may engage in conversations or activities on our platform that may be illegal under PRC laws and regulations. On December 20, 2019, the Cyberspace Administration of China promulgated the Provisions on the Ecological Governance of Network Information Contents, which became effective on March 1, 2020. It requires network platform operators like us not to disseminate illegal contents that among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, nor to present obscure, superstitious, fraudulent, violent, defamatory, exaggerated, sexually suggestive, discriminative or other inappropriate contents that are “socially destabilizing” or leaking “state secrets” of China in eye-catching areas such as home page, popup and hot search list. We may be subject to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platform, if we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platform under PRC laws and regulations. Meanwhile, we may face claims for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Defending any such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties, so we may be subject to the interpretations made in policies and guidelines of regulators. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

•

There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge, we may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities. See —If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected” and “Regulation and “Item 4. Information of the Company—4.B. Business Overview—Regulation”. In August 2018, the National Office of Anti-Pornography and Illegal Publication and other five authorities jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required the real-name registration system for users to be put in place by live streaming service providers. Under this real-name registration system, we validate the identity information of the registered users primarily based on their mobile numbers. Currently, we are not required to obtain information such as legal names, citizen identification cards or other personal information during the registration process to validate the identify information of our users who are not a streamer. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospect.

•

The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. On May 14, 2019, the Ministry of Culture and Tourism declared in a circular that it would no longer assume the responsibility of supervising the online games industry. As of the date of this annual report, no PRC laws and regulations have been officially promulgated to clarify whether the responsibility of supervising the online games and virtual currency previously taken by the Ministry of Culture and Tourism will be re-designated to other government agency or if so, whether such other government agency taking over the responsibility will require similar or new regulatory requirements for operating online games and virtual currencies. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry (which is the predecessor of the Ministry of Industry and Information Technology), issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. As of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing an online game. On October 25, 2019, the GAPP issued the Circular on Preventing Minors from Indulging in Online Games to reiterate the requirements on real name registration and verification, the anti-indulgence system for minors, and other measures to address relevant minors’ issues on the online games. These restrictions may lead to a decrease in the number or engagement of game players, which could adversely affect our game live streaming service and have a material effect on our results of operations. More stringent government regulations could be promulgated in future, which will also adversely affect our results of operations.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

Increases in the costs of content on our platform, such as higher streamer compensation and recruitment cost with top streamers, may have an adverse effect on our business, financial condition and results of operations.

We need to continue offering popular and attractive content on our platform to provide our viewers with engaging and satisfying viewing experiences, and our ability to provide such content is dependent on our ability to attract and retain top streamers. We enter into exclusive contracts with our top streamers, under which they are paid a base compensation in addition to a certain percentage of the sales of virtual gifts that they receive. We also sponsor pro players and eSports teams to have them stream their gameplay on our platform. The compensation and recruitment costs that we incur with respect to retaining top streamers may increase, depending on the streamers’ revenue contribution. If our competitor platforms offer higher compensation with an intent to attract our popular streamers, costs to retain our streamers may increase. If we are not able to continue to retain our streamers and produce high quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expands, we may have to devote more resources in encouraging our streamers to produce content that meets the varied interests of a diverse user base, which would increase the costs of contents on our platform. If we are unable to generate sufficient revenues that outpace our increased content costs, our business, financial condition and results of operations may be materially and adversely affected.

Any compromise to the cyber security of our platform could materially and adversely affect our business, reputation and results of operations.

On November 7, 2016, the Standing Committee of the National People’s Congress released the PRC Cyber Security Law, which took effect on June 1, 2017. The PRC Cyber Security Law requires network operators to fulfill certain obligations to safeguard security in the cyberspace and enhance network information management.

Our products and services are generally provided through the Internet and involve the storage and transmission of users’ information. Any security breach would expose us to a risk of loss of information and result in litigation and potential liability. As the techniques used to obtain unauthorized access, disable or degrade Internet services or sabotage operating systems change frequently and often are not recognized until launched against a target, we may not be able to anticipate such techniques or implement adequate preventative measures. Our user data is encrypted and saved in two different places within our internal servers rather than client-based servers, protected by access control, and further backed up in our long-distance disaster recovery system, so as to minimize the possibility of data loss or breach. Upon a security breach, our technical team will be notified immediately and coordinate with the local supporting staff to diagnose and solve the technical problems. As of the date of this annual report, we have not experienced any material incidents of security breach.

Despite the security measures we have implemented, our facilities, systems and procedures and those of our third-party providers, may be vulnerable to security breaches, act of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our users and others. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we may lose current and potential users and may be exposed to legal and financial risks, including legal claims, regulatory fines and penalties, which in turn could adversely affect our business, reputation and results of operations.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China can support the demands associated with the continued growth in Internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and profitability.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, some users may be prevented from accessing the mobile Internet and thus cause the growth of mobile Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

The proper functioning of our platform is essential to our business. Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our platform.

The proper functioning of our platform is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to provide content to attract and retain users.

Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems could result in the unavailability or slowdown of our platform and the attractiveness of content provided on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability or loss of data. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

Our core values of focusing on user experience and satisfaction first and acting for the long-term may conflict with the short-term operating results of our business, and also negatively impact our relationships with advertisers or other third parties.

One of our core values is to focus on user experience and satisfaction, which we believe is essential to our success and serves the best, long-term interests of our company and our shareholders. Therefore, we have made, and may make in the future, significant investments or changes in strategy that we think will benefit our users, even if our decision negatively impacts our operating results in the short-term. For example, in order to provide users of our platform with uninterrupted entertainment options, we do not place significant advertising on our platform. While this decision adversely affects our operating results in the short-term, we believe it enables us to provide higher quality user experience on our platform, which will help us expand and maintain our current large user base and create better monetizing potential in the long-term. In addition, this philosophy of putting our users first may also negatively impact our relationships with advertisers or other third parties, and may not result in the long-term benefits that we expect, in which case the success of our business and operating results could be harmed.

We cooperate with various talent agencies to manage our streamers. If we are not able to maintain our relationship with talent agencies, our operations may be materially and adversely affected.

We cooperate with talent agencies to manage and organize streamers on our platform. As we are an open platform that welcomes all streamers to register on our platform, cooperation with talent agencies increases our operational efficiency in terms of discovering, supporting and managing streamers in a more organized and structured manner, and turning amateur streamers to full-time streamers.

We pay certain of our streamers or their talent agencies fees based on a percentage of revenue from virtual gift sales that is attributable to the streamers’ live streams. If we cannot balance the interests between us, the streamers and the talent agencies and design a compensation system that is agreeable to both streamers and talent agencies, we may not be able to retain or attract streamers or talent agencies, or both.

In addition, some of the talent agencies have exclusive cooperation relationships with us. If other platforms offer better incentive to talent agencies, such talent agencies may choose to devote more of their resources to streamers who stream on the other platforms, or they may encourage their streamers to use or even enter into an exclusive agreement with other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business depends upon services provided by, and relationships with, third parties. For example, some third-party software we use in our operations is currently publicly available without charge. If the owner of any such software decides to make claims against us, charge users, or no longer makes the software publicly available, we may need to enter into settlement with such owners, incur significant cost to license the software, find replacement software or develop it on our own. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

Our overall network relies on broadband connections provided by third-party operators and we expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our results of operations. See “—Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.”

We also sell a significant portion of our products and services through third-party online payment systems. If any of these third-party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual gifts online, in which case our results of operations would be negatively impacted.

We exercise no control over the third parties with whom we have business arrangements. For some of services and technologies such as online payment systems, we rely on a limited number of third-party providers with limited access to alternative networks or services in the event of disruptions, failures or other problems. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our user and customer base, or our ability to increase their level of engagement.

In China, we market our services under the brand “斗鱼”. Our business and financial performance are highly dependent on the strength and the market perception of our brand and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brand and to guide public perception of our brand and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. We must exercise strict quality control of our platform to ensure that our brand image is not tarnished by substandard products or services. We must also find ways to distinguish our platform from those of our competitors. If for any reason we are unable to maintain and enhance our brand recognition, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

Concerns about the collection, use and disclosure of personal data and other privacy-related and security matters could deter customers and users from using our services and adversely affect our reputation and business.

We collect, process, and store data concerning our users, business partners and employees, including personal and transaction data involving our users. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related and security matters, even if unfounded, could damage our reputation and operations. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. The PRC Constitution, the PRC Criminal Law, the General Principles of the PRC Civil Law and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other authorities jointly vowed to carry out special campaigns against illegal collection and usage of personal information by mobile internet application operators, including collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Our internal policy also requires our employees to protect the personal data of our users, and employees who violate such policy are subject to disciplinary actions, including dismissal. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations.

As we continue to expand overseas, foreign and international laws, regulations, standards, and other obligations, and changes in the interpretation of such laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, and limitations on data collection, use, disclosure, and transfer for us and our users. In 2016, the European Union (“EU”) adopted a new regulation governing data privacy called the General Data Protection Regulation (“GDPR”), which became effective in May 2018. The GDPR establishes new requirements applicable to the handling of personal data and imposes penalties for non-compliance of up to 4% of worldwide revenue. In addition, to the extent we deploy services of any third party supplies to support our overseas business, we must continue to seek assurances from our sub-processors that they are handling personal data in accordance with GDPR requirements in order to meet our own obligations under the GDPR. In addition, in June 2018, the California Consumer Privacy Act (“CCPA”), which takes effect on January 1, 2020, was enacted. The CCPA gives California consumers certain rights similar to those provided by the GDPR, and users may seek similar assurances from suppliers regarding compliance.

Our overseas operations may not be successful and may be adversely affected by legal, regulatory, political and economic risks.

We began our oversea expansion through acquisition of Nonolive in 2018, which is a mobile live streaming platform focused on the Southeast Asia market. We also expanded into other overseas markets through various channels, such as Japan and South America. As we explore the overseas markets further, we may be subject to the laws of the foreign countries in which we operate. If any of our overseas operations violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

Our overseas expansion may not be successful and may expose us to a number of risks inherent in doing business internationally, including:

•	challenges in recruiting quality local streamers to attract and engage local users;

•	challenges in attracting local users by producing content that is appealing to them while in compliance with local rules and regulations;

•	challenges in monetizing local users and generating sustainable cash flow;

•	difficulties with staffing and managing foreign operations, which may be exacerbated as a result of distance, time zone, language and cultural differences;

•	challenges in establishing overseas IT systems and infrastructure;

•	competitions from other participants in the market, including international leading companies;

•	currency exchange rate fluctuations;

•	cultural differences, political or social unrest or economic instability;

•	difficulties in obtaining licenses, permits or other applicable governmental authorizations, content control from local authorities;

•	complexity of intellectual property protection and enforcement regime overseas and the potential exposure of claims relating to intellectual property infringement; and

•	increased costs associated with doing business in foreign jurisdictions.

One or more of these factors could harm our overseas operations and consequently, could harm our reputation, overall business and results of operations. In addition, the regulatory framework for the industry we operate in is still developing and remains uncertain in some countries where we are exploring overseas opportunities. As we continue to expand our business overseas, we cannot assure you that we will be able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business models to local market conditions.

Unauthorized use of our intellectual property by our streamers and employees and other third parties and the expenses incurred in protecting our intellectual property rights may harm our brands and reputation and materially and adversely affect our business.

We regard our copyrights, trademarks and other intellectual properties as critical to our success, and rely on a combination of trademark and copyright laws, trade secrets protection, restrictions on disclosure and other agreements that restrict the use of our intellectual properties to protect these rights. Although our contracts with users typically prohibit the unauthorized use of our brands, images, characters and other intellectual property rights, we cannot assure you that they will always comply with these terms. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Although we enter into confidentiality agreements and intellectual property ownership agreements with our employees, these confidentiality agreements could be breached, we may not have adequate remedies for any breach, and our proprietary technology, know-how or other intellectual property could otherwise become known to third parties. In addition, third parties may independently discover trade secrets and proprietary information, limiting our ability to assert any trade secret rights against such parties.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. In addition, we cannot assure you that any of the above trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

Implementation of intellectual property laws in China has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, intellectual property right protection in China may not be as effective as in other jurisdictions with a more developed legal framework regulating intellectual property rights. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially adversely affect our financial condition and results of operations.

Our failure to anticipate or successfully implement new technologies could render our proprietary technologies or platform unattractive or obsolete, and reduce our revenues and market share.

Our technological capabilities and infrastructure underlying our live streaming platform are critical to our success. The Internet industry is subject to rapid technological changes and also evolving quickly in terms of technology innovation. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities, our platform and our services competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the Internet technology has been and will continue to be developed, we may not be able to timely upgrade our streaming technology our engines or the software framework for our platform development in an efficient and cost-effective manner, or at all. New technologies in programming or operations could render our technologies, our platform or products or services that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, outsourcing costs and licensing fees, which could result in a decline in our revenues and market share.

User growth and engagement depend upon effective interoperation with operating systems, networks, mobile devices and standards that we do not control.

We make our services available across a variety of PC and mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Windows, Android and iOS. Any changes in such operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our viewers and streamers to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business may be adversely and negatively impacted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. In particular, we rely on the expertise, experience and vision of Mr. Shaojie Chen, our founder, chairman and chief executive officer, Mr. Wenming Zhang, our co-founder and co-chief executive officer, as well as other members of our senior management team. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the game-centric live streaming industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

We do not have key man insurance for our executive officers or key employees. If any of our executive officers and key employees terminates their services with us, our business may be severely and adversely affected, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, certain provisions under the non- compete agreement may be deemed invalid or unenforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system.

We rely on our mobile application and PC application to provide services to our viewers and streamers which, if inaccessible, may have material adverse impact on our business and results of operations.

We rely on third-party mobile application and PC application distribution channels such as Apple’s App Store, various Android application stores, and websites to distribute our applications to viewers and streamers. We expect that a substantial number of downloads of our mobile applications and PC applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any other major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us, or terminate its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

Furthermore, our mobile application was removed temporarily from these third-party distribution channels for a short period of time in the past due to personal misconduct of a streamer, which involved distribution of inappropriate content on our platform in violation of relevant laws and regulations. We have promptly removed such streamer from our platform and implemented measures to procure our platform users, in particular our streamers, to comply with relevant laws and regulations. However, we cannot guarantee that all platform users will comply with all the laws and regulations as well as our policies. For details, please refer to “—Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.” As a result, our application may again be taken down from these third-party distribution channels, or certain functions of our mobile application or PC application may be disabled, which may be disrupting to our operations and have a material adverse effect on our business and results of operations.

We are subject to risks relating to litigation, which could adversely affect our business, prospects, results of operations and financial condition.

We have been involved in and may be subject to litigation and claims of various types, including litigation alleging infringement of intellectual property rights and claims and disputes involving streamers, customers, our employees and suppliers. Litigation is expensive, subjects us to the risk of significant damages, requires significant management time and attention and could have a material and adverse effect on our business, financial condition and results of operations.

We have been involved in litigation brought by other live streaming platforms against streamers who left these platforms to join us, or against us based on allegations of unfair competition. For details, please refer to “Item 8—Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Litigation.” The courts in some of these legal proceedings held that these streamers violated their non-compete obligations to other live streaming platforms and ordered us to ban these streamers from live streaming on our platform. We may be forced to ban other streamers on our platform who violate non-compete obligations to other live streaming platforms and could face fines and other penalties for failing to do so, or we may also be deemed to be engaged in unfair competition with these live streaming platforms and may be forced to compensate them accordingly, which could adversely affect our business, financial condition and results of operations.

Some of our products and services contain open source software, which may pose particular risk to our proprietary software, products and services in a manner that negatively affects our business.

We use open source software in some of our products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Negative publicity may materially and adversely affect our brand, reputation, business and growth prospects.

Negative publicity involving us, our streamers, our viewers, our management, our live streaming platform or our business model may materially and adversely harm our brand and our business. We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, viewers and streamers, customers and platform partners. There has been negative publicity about our company and the misuse of our services, which has adversely affected our brand, public image and reputation. Such negative publicity, especially when it is directly addressed against us, may also require us to engage in defensive media campaigns. This may cause us to increase our marketing expenses and divert our management’s attention and may adversely impact our business and results of operations.

Contractual disputes with our streamers and talent agencies may harm our reputation and subject us to contractual liabilities, and may be costly or time-consuming to resolve.

We enter into contracts with some streamers on our platform, either directly or through talent agencies, the terms of which are generally negotiated on a case-by-case basis. The contractual terms between us and our streamers vary depending on factors such as the talent, popularity and revenue-generating potential of the streamers, as well as the minimum streaming hours they commit to our platform. Some of our contracted streamers enjoy fixed base fees while others do not, and some of our contracted streamers are bound by exclusivity clauses while others are not. We also enter into contractual arrangements with certain talent agencies, who are responsible for recruiting and training streamers, and we share a certain percentage of the revenue generated by the streamers they manage with them. From time to time, there may be contractual disputes between streamers, talent agencies and/or us or between us and other third parties relating to our streamers. Any such disputes may not only be costly and time-consuming to solve, but may also be detrimental to the quality of the content produced by our streamers, causing our streamers to leave our platform, decrease user engagement on our platform or otherwise adversely affect our business, financial condition and results of operations.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content and its form displayed on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to Internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertisement income, orders to cease dissemination of the advertisements, orders to publish an announcement correcting the misleading information, or be held liable for damages of our users. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertisement operations or revoke our licenses.

In addition to the advertisements that were placed by the advertising agencies or advertisers we directly cooperate with, we engaged our streamers to advertise products or services of third party clients by way of live streaming on our platform. Our platform also displays side-bar advertisements placed by streamers on their own streaming channels. While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of any applicable PRC law or regulation, we may be subject to penalties and our reputation may be harmed, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our key performance metrics, such as MAUs and paying users, may overstate the number of active and paying users that we have, which may therefore lead to an inaccurate interpretation of our revenue metrics and of our business operations by our management and by investors, and may affect advertisers’ decisions on the amount spent on advertising with us.

For performance tracking purposes, we monitor metrics such as the number of registered user accounts, active users and paying users. We calculate certain operating metrics in the following ways: (a) the number of registered users, which refers to the number of users that has registered and logged onto our platform at least once since registration; (b) the number of active users, which refers to the number of users who visited our platform through PC or mobile app at least once in a given period; (c) the number of paying users, which refers to the number of users that has purchased virtual gifts on our platform at least once in a given period. The actual number of individual users, however, is likely to be lower than that of registered users, active users and paying users potentially significantly, due to various reasons such as fraudulent representation or improper registration. Some of our user accounts may also be created for specific purposes such as to increase virtual gifting for certain performers in various contests, but the number of registered users, active users and paying users do not exclude user accounts created for such purposes. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. The respective number of our registered users, active users and paying users may overstate the number of individuals who register on our platforms, sign onto our platforms, purchase virtual gifts or other products and services on our platforms and access DouYu.com, respectively, which may lead to an inaccurate interpretation of our operating metrics.

If the tracked growth in the number of our registered users, active users and paying users is higher than the actual growth in the number of individual registered, active or paying users, our user engagement level, sales and our business may not grow as quickly as we expect, and advertisers may reduce the amount spent on advertising with us, which may harm our business, financial condition and results of operations. In addition, such overstatement may cause inaccurate evaluation of our operations by our management and by investors, which may also materially and adversely affect our business and results of operations.

We are subject to risks relating to our third-party online payment platforms.

Currently, we sell almost all of our products and services to our users through third-party online payment systems. We expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems. We utilize third-party online payment platforms to receive cash proceeds from sales of our virtual currency through direct purchases on our platform. Any scheduled or unscheduled interruption in the ability of our users to use these and other online payment platforms could adversely affect our payment collection, and in turn, our revenue. In addition, in online payment transactions, secure transmission of user information, such as debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, is essential to user privacy protection and maintaining their confidence in our platform.

We do not have control over the security measures of our third-party payment platforms, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment platforms. We could be exposed to litigation and possible liability if online transaction safety of our users is compromised in transactions involving payments for our virtual currency, which could harm our reputation and our ability to attract users and may materially adversely affect our business. We also rely on the stability of such payment transmissions to ensure the continued payment services provided to our users. If any of these third-party online payment platforms fails to process, or ensure the security of, users’ payments for any reason, our reputation will be damaged and we may lose our paying users and discourage the potential purchases, which in turn, will materially and adversely affect our business, financial condition and prospects.

Our users may suffer from third-party fraud when purchasing our virtual currency and we may suffer fraud when selling virtual currency to users.

We offer our users multiple options to purchase Yuchi, our virtual currency. Users can purchase these virtual currencies directly on web streaming portal, make in- app purchases using third-party payment channels. Other than the official purchase channels, there is no other means to purchase Yuchi. However, from time to time, certain third parties fraudulently claim that users can purchase Yuchi through them. If our users choose to purchase our virtual currency from such third parties, they may suffer losses from such fraudulent activities by third parties. Although we are not directly responsible for such fraudulent activities conducted by third parties, our user experience may be adversely affected and they may choose to leave our platform as a result. Such fraudulent activities by third parties might also generate negative publicity, disputes or even legal claims. The measures we take in response to such negative publicity, disputes or legal claims may be expensive, time consuming and disruptive to our operations and divert our management’s attention.

In addition, in 2017, 2018 and 2019, we have run into multiple incidents where the users paid for our virtual currency through fraudulent methods, including illegal use of credit cards. While such incidents have decreased given tightened regulation, we may lose all the revenue we were supposed to generate from the sales as we were not able to collect or recover on any of it when such incidents occur. Although we have instated authentication mechanisms that help us detect such fraudulent paying methods, we still cannot guarantee that our mechanisms can prevent all fraudulent virtual currency purchases. These fraudulent transactions cause harm to our financial results and business operations.

Restrictions on virtual currency may adversely affect our revenues, business and reputation.

In 2015, we launched “Yuchi,” the virtual currency that can be used by our viewers to purchase the virtual gifts. Due to the relatively short history of virtual currency in China, the regulatory framework governing the industry is still under development.

On January 25, 2007, the Ministry of Public Security, the Ministry of Culture (the predecessor of the Ministry of Culture and Tourism), the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications on the use of virtual currency. To curtail online games that involve online gambling, as well as address concern that virtual currency could be used for money laundry or illicit activities, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into actual currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players.

On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued the Notice on the Strengthening of the Administration of Online Game Virtual Currency (the “Virtual Currency Notice”), which defines what virtual currency is and requires that entities obtain the approval from the competent culture administrative department before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. The Virtual Currency Notice requires that virtual currency to only be used to purchase services and products provided by the online service provider that issues the virtual currency, and also prohibits businesses that issue online game virtual currency from issuing virtual currency to game players through means other than purchases with legal currency, and from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual gifts or virtual currency based on random selection through a lucky draw, wager or lottery. These restrictions on virtual currency may result in lower sales of online virtual currency, and could have an adverse effect on our revenues from online game business.

Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency, except for the above-mentioned online game related virtual currency. Although the term “virtual currency” is widely used in live streaming industry, we believe that such “virtual currency” used in our live streaming communities, including Yuchi, do not fall into the virtual currency defined under the Virtual Currency Notice, and we are not subject to any online game virtual currency laws and regulations for our live streaming business. Further, given that the Ministry of Culture and Tourism withdraw from overseeing virtual currency since May 2019, the uncertainty deepened as to which authority will and how to regulate the industry. Due to the uncertainties of the interpretation and implementation of the laws and regulations, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, including expanding the applicability of the existing virtual currency related laws and regulations to non-online game related virtual currency, in which case we may be required to obtain additional approvals or licenses, or apply for a specific license for virtual currency from the designated regulatory authority in the future, or change our current business model and may be subject to fines or other penalties, which could adversely affect our business.

In addition, there are online lucky draws, raffles and other similar activities conducted on our platform to promote user engagement, which involve virtual currencies (such as Yuchi). The prize of such activities can only be used to purchase virtual gifts or to give to streamers as reward on our platform. We do not believe such activities are specifically prohibited under PRC laws and regulations. We cannot assure you, however, that our platform will not be subject to liabilities due to third party activities (including streamer or user activities), or that the PRC government authority will not take a different view or impose limitations on such activities, whether or not specifically against our platform. We may also be subject to the uncertainties around the interpretation and enforcement of the virtual currency related laws, regulations and policies, as a result of which we may remove, limit or modify the rules of such activities on our platform from time to time to adapt to the constantly changing regulatory trends. If our platform is deemed to be engaged in illegal or inappropriate activities relating to issuance, circulation or third party’s misuse of virtual currencies (such as Yuchi), we may need to remove such activities permanently, or modify rules for such activities that could make them less attractive, or even be subject to fines and penalties, which may have adverse impact on our business, results of operation and reputation.

Present and future business partnerships or acquisitions may fail and materially and adversely affect our business, reputation and results of operations.

We may enter into business partnerships, including joint ventures or minority equity investments, with third parties from time to time in connection with our business. These partnerships could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties and increased expenses in establishing new business partnerships, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could divert resources from our existing business, which in turn could adversely affect our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired businesses. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholder approval, we may have to obtain approvals and licenses from government authorities and comply with applicable PRC laws and regulations, which could result in increased delays and costs.

We may not realize the benefits we expect from our strategic cooperation with Tencent, which may materially and adversely affect our business and results of operations.

We and Tencent, through our respective PRC affiliated entities, have entered into a strategic cooperation framework memorandum which became effective on January 31, 2018 and was subsequently replaced by the amended and restated strategic cooperation framework memorandum dated April 1, 2019 (the “Amended and Restated SCFM”). For details, please refer to “Item 4. Information of the Company—4.B. Business Overview—Our Relationship with Tencent.” As of March 31, 2020, Tencent holds 12,068,104 of our ordinary shares, through one of its wholly-owned subsidiaries Nectarine, representing an aggregate of 38.0% of our total outstanding ordinary shares (excluding 1,643,238 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme) and 38.0% of our total voting power. For details, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” As a result, Tencent has substantial influence over our business and their interests may not be aligned with us or the other shareholders. For details please refer to “—Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.”

If we encounter difficulties implementing our strategic cooperation with Tencent, our management may need to divert their attention from existing operations. In addition, certain terms of the Amended and Restated SCFM may limit our ability to collaborate with third-party game developers or publishers. Our relationship with Tencent does not restrict Tencent from entering into collaboration with other parties. Tencent has in the past invested in, and may in the future continue to invest in our direct or indirect competitors, including companies such as Huya Inc. Tencent may devote resources or attention to the other companies it has an interest in, including our direct or indirect competitors. As a result, we may not fully realize the benefits we expect from the strategic cooperation with Tencent. Failure to realize the intended benefits from the strategic cooperation with Tencent, or potential restrictions on our collaboration with other parties, could materially and adversely affect our business and results of operations.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2020, our directors and executive officers beneficially owns, after taking into account RSUs that will become vested within 60 days after the date of this annual report, an aggregate of 16.8% of our total outstanding ordinary shares (excluding 1,643,238 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme), and Tencent, through one of its wholly-owned subsidiaries Nectarine, will hold 38.0% of our total outstanding ordinary shares (excluding 1,643,238 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme), representing 16.8% and 38.0%, respectively, of our total voting power. In addition, pursuant to the terms of our Fourth Amended and Restated Memorandum and Articles of Association, Mr. Shaojie Chen and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, have the right to appoint up to four directors. Nectarine, a wholly-owned subsidiary of Tencent, has the right to appoint up to two directors as long as it beneficially owns no less than 33% of the shares it beneficially owns immediately prior to the completion of our initial public offering in July 2019. Our board of directors has the right to appoint up to four independent directors and may appoint additional directors, if any. Directors appointed by a specified group may only be removed by the affirmative vote of such group. Our officers are nominated by Mr. Shaojie Chen (who has a second or casting vote when there is an equality of votes) and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, and are elected by the board at such terms and remuneration as the board sees fit. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

They may take actions that are not in the best interest of us or our other shareholders and conflicts of interest between them and us may arise as a result of their operation of or investment in businesses that compete with us. Such concentration of ownership and corporate governance mechanism may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs. In addition, such significant concentration of share ownership and corporate governance mechanism may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

Our results of operations are subject to quarterly fluctuations due to seasonality.

We experience seasonality in our business, reflecting seasonal fluctuations in Internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

For example, the number of active users tend to be higher during school holidays and certain parts of the school year, and tend to be lower at the beginning or exam periods of the school year, which affects our cash flow for those periods. Furthermore, the number of paying users of our online live streaming platform correlates with the marketing campaigns and promotional activities we conduct which may coincide with popular western or Chinese festivals.

As a result, our operating results in future quarters or years may fall below the expectations of securities analysts and investors.

We do not currently have business insurance to cover our main assets and business. Any uninsured occurrence of business disruption, litigation or natural disaster could expose us to significant costs, which could have an adverse effect on our results of operations.

We do not have any business liability or disruption insurance to cover our operations. We may not be able to insure against certain risks related to our assets or business even if we desire to in the future. In addition, the costs of insuring for such risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could disrupt our business operations, requiring us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

In the course of auditing our combined and consolidated financial statements for the years ended December 31, 2018 and December 31, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

We have implemented and are continuing to implement a number of measures to remedy this material weakness. These measures include the followings:

•

We have implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including a systematic accounting manual for U.S. GAAP and financial closing process;

•	We have enhanced our U.S. GAAP expertise and will continue to do so in the near future;

•	We have hired new finance team members with U.S. GAAP qualifications in order to strengthen our U.S. GAAP reporting framework; and

•

We have participated and will also continue to participate in trainings and seminars provided by professional services firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates. We have provided and will also continue to provide internal training to our current accounting team on U.S. GAAP knowledge.

For details, please see “Item 15. Controls and Procedure— Changes in Internal Control over Financial Reporting.” We have also adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that they have been fully remedied.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have granted RSUs in the past and will continue to grant share-based awards in the future, which may have an adverse effect on our future profit. Exercise of the share options and the vesting of the RSUs granted will increase the number of our Shares in circulation, which may adversely affect the market price of our Shares.

We adopted a share incentive plan in April 2018, which was amended and restated in April 2019 (the “Amended and Restated 2018 RSU Scheme”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the Amended and Restated 2018 RSU Scheme, we are authorized to grant RSUs. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the Amended and Restated 2018 RSU Scheme is 2,106,321 ordinary shares. In April 2019, we adopted the 2019 Share Incentive Plan (the “2019 Share Incentive Plan”), pursuant to which we may grant options, restricted shares, restricted share units, share appreciation rights, rights to dividends, dividend equivalent rights and other rights or benefits. The maximum aggregate number of shares we may issue under the 2019 Share Incentive Plan is 3,456,869. We may adopt share incentive plans in the future that permits granting of share-based compensation to employees and directors.

As of March 31, 2020, 2,083,219 RSUs have been granted that are not forfeited under the Amended and Restated 2018 RSU Scheme and no award has been granted and outstanding under the 2019 Share Incentive Plan. As of March 31, 2020, 463,083 RSUs corresponding to 463,083 ordinary shares have become vested. We recognize expenses of RMB235.5 million in our combined and consolidated statement of income for the year ended December 31, 2019. As a result, these awards starts vesting upon the completion of our initial public offering in July 2019. As of December 31, 2019, our unrecognized share-based compensation expenses amounted to RMB342.2 million.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Competition for highly skilled personnel is often intense and we may incur significant costs or not successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We may be the subject of allegations, harassing or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share, users and customers.

We have been subject to allegations by third parties or purported former employees, negative Internet postings and other adverse public exposure on our business, operations and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the Internet, including social media platforms by anyone, whether or not related to us, on an anonymous basis. Any negative publicity on us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share, users or customers.

Non-compliance on the part of our employees or third parties involved in our business could adversely affect our business.

Our compliance controls, policies and procedures may not protect us from acts committed by our employees, agents, contractors, or collaborators that violate the laws or regulations of the jurisdictions in which we operate, which may adversely affect our business.

In addition, our business partners or other third parties involved in our business through our business partners (such as contractors, talent agencies or other third parties entered into business relationship with our third-party business partners) may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationship with other businesses such as third-party game developers, advertisers and talent agencies, and take measures to reduce the risks that we may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements or rule out the likelihood of incurring any liabilities imposed on us due to any regulatory failures by third parties. We identify irregularities or noncompliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. In addition, for those third parties actively involved in our business through our business partners such as our sales agents, we also request our business partners to supervise and administrate relevant business activities of such third parties, but we cannot assure you that our business partners will be able to supervise and administrate in an effective way. The legal liabilities and regulatory actions on our business partners or other third parties involved in our business may affect our business activities and reputation and in turn, our results of operations.

We may not be able to ensure compliance with United States economic sanctions laws.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers laws and regulations that generally prohibit U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, from conducting activities or transacting business with certain countries, governments, entities or individuals that are targets of U.S. economic sanctions.

In the past, we have identified a small number of users on our platform that appear to have been located in countries that are targets of U.S. economic sanctions. We have taken measures to prevent such persons from accessing our platform, either as streamers or users, in a manner that would violate U.S. economic sanctions. However, we cannot assure you that such measures will be effective. While we believe that we have been, and that we continue to be, in compliance with applicable U.S. economic sanctions, our failure to employ appropriate safeguards with respect to streamers and users located in countries that are targets of U.S. economic sanctions may result in a violation of such laws. Non-compliance with applicable U.S. economic sanctions could subject us to adverse media coverage, investigations, and severe administrative, civil and possibly criminal sanctions, expenses related to remedial measures, and legal expenses, which could materially adversely affect our business, results of operations, financial condition and reputation.

Spammers and malicious software and applications may affect user experience, which could reduce our ability to attract users and advertisers and materially and adversely affect our business, financial condition and results of operations.

Spammers may use our streaming platform to send spam messages to users, which may affect user experience. As a result, our users may reduce using our products and services or stop using them altogether. In spamming activities, spammers typically create multiple user accounts for the purpose of sending a high volume of repetitive messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platform in a timely fashion. Any spamming activities could have a material and adverse effect on our business, financial condition and results of operations.

In addition, malicious software and applications may interrupt the operations of our websites, our PC clients or mobile apps and pass on such malware to our users which could adversely hinder user experience. Although we have been successfully blocking these attacks in the past, we cannot guarantee that this will always be the case, and in the incident if users experience a malware attack by using our platform, our users may associate the malware with our websites, our PC clients or mobile apps, and our reputation, business, and results of operations would be materially and adversely affected.

We will incur additional costs as a result of being a public company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in Internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in Internet and other related businesses, including the provision of Internet content and online game operations. Specifically, foreign ownership is prohibited in industries of online audio and video program services and Internet cultural business (excluding music), foreign ownership of an Internet content provider may not exceed 50%, and the major foreign investor is required to have a track record and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands and Douyu Yule (our wholly-owned subsidiary in China) is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through Wuhan Douyu and Wuhan Ouyue (our VIEs) and their respective subsidiaries, based on a series of contractual arrangements by and among Douyu Yule, our VIEs, and their shareholders. As a result of these contractual arrangements, we exert control over our VIEs and consolidate their financial results in our financial statements under U.S. GAAP. Our VIEs hold the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC counsel, Han Kun Law Offices, based on its understanding of the relevant PRC laws and regulations currently in effect, each of the contracts among Douyu Yule, our VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. In addition, PRC government authorities may deem that foreign ownership is directly or indirectly involved in each of our VIEs’ shareholding structure. If we are found in violation of any PRC laws or regulations, or if the contractual arrangements among Douyu Yule, our VIEs and their shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	its political structure;

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our app/websites;

•	requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	imposing additional conditions or requirements with which we may not be able to comply; or

•	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our VIEs or the right to receive their economic benefits, we would no longer be able to consolidate their financial results.

We rely on contractual arrangements with our VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to PRC restrictions or prohibitions on foreign ownership of Internet and other related businesses in China, we operate our business in China through our VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with our VIEs and their shareholders, including the powers of attorney, to control and operate business of our VIEs. These contractual arrangements are intended to provide us with effective control over our VIEs and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders” for more details about these contractual arrangements. In particular, our ability to control the VIEs depends on the powers of attorney, pursuant to which Douyu Yule (our wholly-owned subsidiary in China) can vote on all matters requiring shareholder approval in our VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

Although we have been advised by our PRC counsel, Han Kun Law Offices, that each of the contractual arrangements among Douyu Yule, our VIEs and their shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over our VIEs and their subsidiaries as direct ownership. If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. Although Douyu Yule has an option, subject to the registration process with PRC governmental authorities, to purchase the equity of our VIEs, if the shareholders of VIEs do not cooperate or there are any disputes relating to these contractual arrangements, we will have to enforce our rights under these contracts under PRC laws through arbitration, the outcome of which is uncertain. These contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and may lose control over the assets owned by our VIEs. As a result, we may be unable to consolidate the financial results of such entities in our combined and consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIEs hold certain assets that are important to our operations, including the ICP License, the Internet Culture Operation License, the Commercial Performance License, the License for Online Transmission of Audio/Video Programs and Radio and Television Program Production and Operating Permit. Under our contractual arrangements, the shareholders of our VIEs may not voluntarily liquidate our VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Douyu Yule, our VIEs and their shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that our VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase our VIEs’ tax expenses without reducing the tax expenses of Douyu Yule, subject our VIEs to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment Douyu Yule may have. As a result, our consolidated results of operations may be adversely affected.

If the chops of our PRC subsidiaries, our VIEs and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, our VIEs and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any of our authorized personnel obtains, misuses or misappropriates our chops for whatever reason, we could experience disruptions in our operations. We may also have to take corporate or legal action, which could require significant time and resources to resolve while distracting management from our operations. Any of the foregoing could adversely affect our business and results of operations.

Our shareholders or the shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIEs include persons who are also our shareholders or affiliates of our shareholders, and, in some cases, our directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of our VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our VIEs have executed powers of attorney to appoint Douyu Yule (our wholly-owned subsidiary in China) or a person designated by Douyu Yule to vote on their behalf and exercise voting rights as shareholders of our VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Additionally, we rely on our shareholders and the shareholders of our VIEs to secure, both at the internal and external level, all the necessary approvals, permits, filings or other formalities and proceedings in relation to their respective investment in us and/or our VIEs. We cannot assure you that our shareholders and shareholders of our VIEs have obtained all of such necessary approvals, permits, filings or other formalities and proceedings. The failure to obtain such approvals, permits, filings or other formalities and proceedings may adversely affect our business and results of operation.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, a wholly foreign-owned enterprise in China, such as Douyu Yule, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of our current corporate structure and operations.

On March 15, 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which came into force on January 1, 2020. The PRC Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law keeps silent on how to define and regulate the “variable interest entities”, while adding a catch-all clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment”, which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment”. Pursuant to the PRC Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry national treatment together with a “negative list”, which will be promulgated by or promulgated with approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list”, are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

The internet content service, internet audio-visual program services and online culture activities that we conduct through our consolidated variable interest entities are subject to foreign investment restrictions/prohibitions set forth in the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version). It provides that, with a few exception, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. The Provisions on the Administration of Foreign Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, internet audio-visual programs businesses, internet culture businesses (except for music), and radio and television program production businesses.

The PRC Foreign Investment Law leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating foreign investment rules as we are currently using the contractual arrangements to operate certain businesses in which foreign investors are currently prohibited from or restricted to investing. Furthermore, if future laws, administrative regulations or provisions of the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. Our PRC subsidiaries and our VIEs, in particular Douyu Yule, a wholly foreign-owned enterprise, is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over the mobile and Internet in China may adversely affect our business and subject us to liability for streaming content or posted on our platform.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by revoking licenses of, any Internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2019, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security jointly launched a “Clean Up the Internet 2019” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. Publicly traded Chinese Internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers.

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.” Although we employ these methods to filter content posted on our platform, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a suspension or ban on our mobile or online platform, including suspension or closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

Our revenues are substantially sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 40 years, growth has been uneven across different regions and among different economic sectors and the rate of growth has been slowing.

China’s economic conditions are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The global macroeconomic environment is facing new challenges and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Recent international trade disputes, including tariff actions announced by the United States, the PRC and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. There have also been concerns about the economic effect of the military conflicts and political turmoil or social instability in the Middle East, Europe, Africa and other places. Any severe or prolonged slowdown in the global economy may adversely affect the Chinese economy which in turn may adversely affect our business and operating results.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

While participating on our platform, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of live streaming platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Taxation Administration, or the SAT, issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 provides further rules on residence status determination, post-determination administration as well as competent tax authorities procedures.

Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, Han Kun Law Offices, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not meet all of the conditions set forth in SAT Circular 82. Therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 applied to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC.

However, the PRC tax authorities may take a different view. Han Kun Law Offices, our legal counsel as to PRC law, has advised us that if the PRC tax authorities determine that our Cayman Islands holding company or any Hong Kong subsidiary is a PRC resident enterprise for PRC enterprise income tax purposes, its world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, dividends paid by our PRC subsidiary to us or any of our Hong Kong subsidiaries could be subject to a 10% withholding tax if we or any of our Hong Kong subsidiaries were treated as a PRC resident enterprise. The PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

If we are treated as a resident enterprise, non-PRC resident ADS holders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements, but it is unclear whether our non-PRC shareholders company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

There are uncertainties with respect to indirect transfers of PRC taxable properties outside a public stock exchange.

We face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the State Taxation Administration on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including a transfer of equity interests in a non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction lacks reasonable commercial purpose and was undertaken for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have a real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer outside China and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, SAT Circular 7 does not apply to the sale of shares by investors through a public stock exchange where such shares were acquired in a transaction on a public stock exchange.

The PRC tax authorities could, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations and associated penalties with respect to any internal restructuring, and our PRC subsidiary may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to the PRC Labor Contract Law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the PRC Labor Contract Law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the PRC Labor Contract Law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the PRC Labor Contract Law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

We expect our labor costs to increase due to the implementation of these new laws and regulations. As the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

We have not made full contributions to the social insurance plans and the housing provident fund for employees as required by the applicable PRC laws and regulations. As of the date of this annual report, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard.

Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective in 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the Internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review. On December 26, 2019, the State Council issued the Order No. 723, the Implementation Regulations for the PRC Foreign Investment Law, or the Foreign Investment Law Implementation Regulations, which became effective on January 1, 2020. The Foreign Investment Law Implementation Regulations declare that China will establish a foreign investment security review system, and conduct security review for foreign investments which have or may have an adverse impact on national security. In addition, the MOFCOM promulgated the Measures on Reporting of Foreign Investment Information, effective on January 1, 2020, which provides detailed submission requirements for foreign investors. Foreign investors undertaking a merger and acquisition of a non-foreign investment enterprise in China is required to submit an initial report through the enterprise registration system upon completion of amendment registration for the target enterprise.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiary.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, variable interest entities and their subsidiaries. We may make loans to our PRC subsidiary, variable interest entities and their subsidiaries, or we may make additional capital contributions to our PRC subsidiary.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiary, including from the proceeds of our initial public offering, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. There is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. Any medium or long-term loan to be provided by us to our VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. With respect to loans to the PRC subsidiaries by us, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries or 250% of the net asset of the relevant PRC subsidiary.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our initial public offering within the business scopes of our PRC subsidiaries. Even though SAFE has issued another Circular in October, 2019, which allows all FIEs (including those without an investment business scope) to utilize and convert their exchange capital for making equity investment in China, this Circular is relatively new and uncertainties still exist in relation to its interpretation and implementation . See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could adversely affect our PRC subsidiary’s liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Our PRC subsidiary and PRC variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by our PRC variable interest entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2017, we had not made appropriations to statutory reserves as our subsidiary and our variable interest entities (including their subsidiaries) reported accumulated loss. Furthermore, if our PRC subsidiary, variable interest entities and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. As of December 31, 2017, our subsidiary and our variable interest entities (including their subsidiaries) located in the PRC reported accumulated loss and therefore they could not pay any dividends.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar. In 2019, the RMB continues to fluctuate against the U.S. dollar. It remains unclear what further fluctuations may occur.

With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and the RMB could appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the RMB to appreciate against the U.S. dollar. Significant revaluation of the RMB may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the SAFE Circular 7, promulgated by the SAFE in 2012. Pursuant to the SAFE Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution—Stock Option Rules.”

The SAT has issued certain circulars concerning equity incentive awards. Under these circulars, our employees working in China who exercise share options or are granted restricted shares or RSUs will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options, restricted shares or RSUs with relevant tax authorities and to withhold individual income taxes of those employees. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution—Stock Option Rules.”

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.

Under PRC laws, all lease agreements are required to be registered with local housing authorities. We lease ten premises in China. Some landlords of these premises have not registered the relevant lease agreements with the government authorities or have not completed registration of their ownership rights to the premises, and some of the premises have defective title. We may be subject to monetary fines due to failure by the landlords to complete the required registrations.

We may also be forced to relocate our operations if the landlords do not obtain valid title to or complete the required registrations with local housing authorities in a timely manner or at all. We might not be able to locate desirable alternative sites for our operations in a timely and cost-effective manner which may adversely affect our business.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the risks involved in investment in emerging markets, including China, compared to U.S. domestic companies. This statement again highlights, among other things, the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to their audit work of U.S. reporting companies. It remains unclear what actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

On February 6, 2015, each of the four China-based accounting firms agreed to a censure and to paid fines to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict whether the SEC will further challenge the four China-based accounting firms. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to our American Depositary Shares

The market price for our ADSs may be volatile.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. In particular, since the COVID-19 outbreaks, concerns over the economic slowdown resulting from the COVID-19 have led to a significant decrease in the major indices of the U.S. capital markets and an increase in the market volatility, which have, and may continue to have, adversely affected the market price of our ADSs. For risks related to the COVID-19, see “—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.”

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

If securities or industry analysts do not publish favorable research, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our company. If we do not receive favorable research reports, the market price of our ADSs would likely decline. If the research analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

The sale or potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. The ADSs representing our ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of a 180-day lock-up period from our initial public offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent ordinary shares are sold into the market, the market price of the ADSs could decline.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares representing your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our Fourth Amended and Restated Memorandum and Articles of Association, the minimum notice period required for convening a general meeting is 15 days. When a general meeting is convened, you may not receive sufficient advance notice enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our Fourth Amended and Restated Memorandum and Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the ordinary shares underlying your ADSs, the depositary will give us or our nominee a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we have timely provided the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we wish a discretionary proxy to be given;

•	we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would not have a material adverse impact on shareholders; and

•	the depository has received an opinion of counsel in form and substance satisfactory to the depository.

The effect of this discretionary proxy is that if you do not timely and properly give voting instructions to the depository as to how to vote the ordinary shares underlying your ADSs at shareholders’ meetings, you cannot prevent such ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy. In addition, in the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from holders shall lapse.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the non-exclusive jurisdiction of such courts in any such action or proceeding. As a result, you as a holder of our ADSs may not initiate legal proceedings against or involving the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, in any jurisdictions outside of a state or federal court in New York, New York, while proceedings against you may be initiated in a state or federal court in New York, New York or other jurisdictions. The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. The arbitration provisions in the deposit agreement do not preclude you from pursuing claims under federal securities laws in federal courts. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over claims against or involving ADS holders arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our Fourth Amended and Restated Memorandum and Articles of Association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You must rely on the judgment of our management as to the use of the net proceeds from our initial public offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from our initial public offering may be placed in investments that do not produce income or that lose value.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we do not plan to have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Board of Directors.” As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There is a risk (which depending on the market price of our ADSs could be significant) that we will be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The value of the goodwill may be determined in large part by reference to the average market capitalization of the non-U.S. corporation. Based on the composition of our income and assets and the estimated value of our assets, including goodwill, we believe that we were not a PFIC for our 2019 taxable year. However, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. Furthermore, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, and such status cannot be determined until after the end of the relevant taxable year. While we continue to hold a substantial amount of cash, our PFIC status for any taxable year will depend primarily on the average value of our goodwill during that year. Because the value of our goodwill may be determined in large part by reference to our market capitalization, which has been and may continue to be volatile, there is a risk (which, depending on the market price of our ADSs from time to time, could be significant) that we will be a PFIC for 2020 or any other taxable year. Because our PFIC status for 2020 or any future taxable year could depend on market conditions, which have been and may continue to be unstable, we cannot express an expectation as to our PFIC status for any such year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

Corporate History

We commenced operations and launched our live streaming platform in 2014 with the establishment of Guangzhou Douyu. Wuhan Douyu was established in May 2015. In February 2016, Guangzhou Douyu and Wuhan Douyu entered into an asset and business transfer agreement, pursuant to which Guangzhou Douyu transferred all of its business operations and assets to Wuhan Douyu (the “2016 Wuhan Douyu Restructuring”).

In February 2016, Wuhan Douyu, Wuhan Ouyue, the successor of Zhejiang Ouyue which was acquired by Mr. Shaojie Chen in November 2015, and Mr. Chen entered into a series of contractual arrangements, by which Wuhan Douyu may exert control over Wuhan Ouyue and consolidate Wuhan Ouyue’s financial statements. In May 2018, such contractual arrangements were terminated and replaced by contractual arrangements between Douyu Yule, Wuhan Ouyue and Mr. Chen.

In June 2016, each of Yuxing Tianxia, Yuyin Raoliang and Wuhan Yuwan was incorporated in the PRC by Wuhan Douyu. In November 2016, each of Douyu Education and Yu Leyou was incorporated in the PRC by Wuhan Douyu. These entities focus on entering into business contracts with streamers.

We underwent a series of Restructuring Transactions, which primarily included:

•

In January 2018, DouYu International Holdings Limited was incorporated under the laws of the Cayman Islands as our proposed listing entity. In connection with its incorporation, it issued ordinary and preferred shares to certain of the then existing shareholders of Wuhan Douyu based on their equity interests held in Wuhan Douyu.

•

In January 2018, DouYu Network Inc. was established in the British Virgin Islands and Douyu Hongkong Limited was incorporated in Hong Kong, both of which are acting as the offshore intermediary holding companies to facilitate our initial public offering in the United States.

•

In May 2018, Douyu Yule, our indirect wholly-owned PRC subsidiary, entered into a series of contractual arrangements with each of Wuhan Douyu and Wuhan Ouyue, as well as their respective shareholders. As a result of these contractual arrangements, we obtained effective control, and became the primary beneficiary of, each of Wuhan Douyu and Wuhan Ouyue, or our VIEs.

In July 2019, we completed an initial public offering in which we and certain selling shareholders offered and sold an aggregate of 6,738,711 ordinary shares in the form of ADSs. On July 17, 2019, the ADSs began trading on the Nasdaq Global Select Market under the symbol “DOYU.”

We are a holding company and does not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC through Douyu Yule and our VIEs, Wuhan Douyu and Wuhan Ouyue. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” Wuhan Douyu, Wuhan Ouyue and their respective subsidiaries hold our ICP License, the License for Online Transmission of Audio/Video Programs, the Internet Culture Operation License, and other licenses or permits that are necessary for our business operations in the PRC.

Our principal executive offices are located 20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, the People’s Republic of China. Our telephone number at this address is +86 27 8775 0710. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 E. 40th Street, 10th Floor, New York, NY 10016. Our corporate website is www.douyu.com. The information contained in our website is not a part of this annual report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

4.B.	Business Overview

We are a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. We operate our platform both on PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming.

Our platform attracts a large number of highly loyal and engaged user base, which is primarily acquired through organic growth. As of December 31, 2018 and 2019, we had 253.6 million and 337.9 million registered users, respectively. Our average MAUs was 165.8 million for the fourth quarter of 2019, consisting of 111.4 million average MAUs on the PC platform and 54.4 million average MAUs on the mobile platform. Our average MAUs increased by 19.4% from 136.4 million in 2018 to 162.9 million in 2019, while our average mobile MAUs increased by 33.4% from 38.6 million to 51.5 million for the same period. We believe our diverse content and product offerings allow us to retain user and promote their engagement level. Our average next-month active user retention rate was 74.9% and 78.8% over the past twelve months as of December 2018 and December 2019, respectively.

Our platform brings together a deep pool of streamers and provides a sustainable streamer development system. We entered into exclusive contracts with the top streamers to ensure a consistent supply of quality content. Approximately 1,016 of our exclusive top streamers had more than one million viewers in the fourth quarter of 2019, representing a significant increase from 592 in the same period of 2018. We supplement the exclusive contract model with the talent agency model, which captures a large group of promising and rising streamers. With years of experience, we have developed a well-designed system to discover, train, and promote streamers who are already popular or have demonstrated the potential to become popular, and to help them grow and monetize their popularity.

The passion for games and interactions among gamers and game enthusiasts extend beyond just playing. Against the backdrop of eSports’ booming popularity, we believe China has a massive and growing gamer community that is seeking interactive and engaging entertainment through game live streaming. As one of the first game-centric live streaming platforms to make the foray into eSports, we are strategically positioned to benefit from the proliferation of the eSports industry in China. The eSports industry generates highly attractive content and helps to transform our platform into an engaged and vibrant community. Through our investments in and collaborations with a variety of participants across the value chain, we have gained coveted access to premium eSports content attracting millions of viewers to our platform and enabling us to organize our own tournaments and produce exclusive eSports content only available on our platform which further attracts users and improves their stickiness. Our average total eSports MAUs were approximately 95.8 million and 101.8 million in the fourth quarter of 2018 and 2019, respectively.

We have built powerful technology infrastructure to help ensure a stable and optimized live streaming experience for our users. The optimized user experience attracts a large number of users on our platform and enables us to collect and analyze vast amounts of behavioral data leveraging our big data analytics capabilities. Investing in user experience generates significant benefits for our platform. Through comprehensive and refined content categorization, customized recommendations and development of new products and features, we enhance user experience to attract new users and increase user loyalty.

We employ a multi-channel monetization model. We believe the vibrant and interactive game community created on our platform drives user satisfaction, which provides diversified opportunities for user spending. Leveraging a large number of viewers and a deep pool of streamers, our monetization channels primarily include live streaming and advertisement. Live streaming is our main monetization channel and mainly involve sales of a wide array of virtual gifts. Our large and highly engaged user base attracts advertisers from a wide spectrum of industries, which has contributed to our advertising revenue. In addition, we generate a small portion of revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers. We believe these channels supplement each other and create future monetization potential.

OUR BUSINESS

Content on Our Platform

We are dedicated to providing a wide range of live streaming content with a primary focus on games, especially on eSports. Our diverse content also covers other entertainment options such as talent shows, music and outdoor activities to better serve a broad user base and cater to diverse interests. Those non-game content also complements our game content.

Games

Games content, especially eSports content, has been our focus since inception. A majority of our streamers were game streamers and game streaming also contributed significantly to the total viewing hours on our platform. Our massive user base, deep pool of top streamers, and strong brand awareness allow us to secure coveted game content, especially eSports content. Leveraging our business acumen and insight, as well as big data capabilities, we in turn identify and promote top trending games.

Our dynamic game streaming content is generated primarily from eSports. In addition to competitive eSports games, we also offer other games genres such as role-playing games and console-based games.

eSports

We made the foray into eSports since inception and prioritize eSports in our business development. With our game-centric nature, brand awareness and well-established online distribution capabilities, we believe we are the partner of choice for various participants along the eSports industry.

We attracted a large number of eSports viewers. In addition to streaming major eSports events and tournaments, we also sponsor or cooperate with professional players and teams, and organize our proprietary eSports tournaments to further grow our eSports viewer base.

Coveted Access to Premium eSports Content

By providing access to our massive user base, we have successfully fostered long-term partnerships with major game developers and leading eSports teams. As eSports content is primarily accessible online, game developers and publishers have been increasingly relying on live-streaming platforms to promote the awareness and popularity of newly published games. As a result, we may be uniquely positioned to help connect downstream users with upstream game developers. We believe live streaming platforms such as our platform played a significant role in the commercial success of some of the major games today. This mutually beneficial relationship has solidified our partnerships with participants on the eSports industry.

These partnerships give us access to premium quality eSports content that attracts a large number of enthusiastic viewers to our platform. Leveraging our collaborative relationships with major game developers and publishers, we stream official tournaments for some of the most popular eSports games.

We differentiate ourselves from other platforms streaming eSports tournaments by creating our proprietary content involving popular streamers for better viewing experience. We believe that our proprietary content and features provided will further increase the popularity of eSports tournaments. On our official streaming channel, we produce commentary programs before and after matches to provide informed match previews and post-match reviews by professional players. In addition, our platform also offers discussion forums and tournament footage archives, all tailored at satisfying viewer demand and improving the viewing experience.

eSports Team Professionals or Collaboration

We sponsor, promote and collaborate with professional eSports teams who either display our brand in eSports tournaments or produce exclusive content, including play-through, training, tutoring and commentating on eSports tournaments. We sponsor various leading eSports teams internationally and domestically.

Under our collaborative framework, we have the naming rights of certain teams we sponsor and their related products. We have the right to commercialize the popularity of their team members, and we may have exclusive intellectual property rights to certain content generated by the members of the teams we sponsor. We may also have the right to arrange various activities and events for them and receive a portion or all of the revenues generated thereof. In return, we pay a sponsorship fee and promote the sponsored teams on our platform. Our sponsorship of eSports teams allows us to discover and recruit high quality streamers more efficiently as professional players naturally have more competitive advantages in becoming top-performing game streamers.

Organization of eSports Tournaments

In addition to streaming eSports tournaments and events held by others, we organize our own eSports tournaments, whose participants are often our streamers and viewers, which add on to the interactive nature of our platform and enhance the user experience. For example, in some of these self-organized tournaments our top streamers lead teams formed by our viewers to compete with each other. We live stream these tournaments and promote them by partnership with certain media outlets. Through our organization and promotion, we have propelled the popularity of a group of streamers who emerged from these competitions and have recruited many rising-star streamers. One of our major self-organized eSports tournament, Golden Grand Tournament (“黄金大奖赛”) had attracted 21.4 million viewers in 2019. Our self-organized eSports tournaments further expand our content offering and bring monetization opportunities of selling sponsorship rights to third-party sponsors.

Other entertainment content

To accommodate our users’ diverse interests and retain our strong game-centric traffic, we have expanded our content to include a wide spectrum of live streaming entertainment options, such as talent shows, music, outdoor and travel. This helps promote our brand, attract a diverse user base, increase user monetization potential and drive user engagement and stickiness.

Video clips

In addition to providing live streaming content, we record and offer high-quality video clips to allow users to watch replays of selective live streaming content. Our viewers and streamers can also edit and upload short video clips by themselves. The flexibility of video clips incentivizes users to explore more content and enhances user engagement.

Our Users

We have a large and engaging young user base with willingness to spend and share on social networks. As of December 31, 2018 and 2019, we had 253.6 million and 337.9 million registered users, respectively. Our average mobile MAUs increased from 42.1 million in the fourth quarter of 2018 to 54.4 million in the fourth quarter of 2019, while our average MAUs increased from 153.5 million to 165.8 million in the same period. Expansion in our user base is mainly driven by organic growth, as a result of our diverse and high quality content product offerings and strong brand recognition, and may be impacted by seasonality in our business.

Our users are attracted to and retained by our rich game-centric content and influential streamers. Our average total eSports MAUs were approximately 95.8 million and 101.8 million in the fourth quarter of 2018 and 2019, respectively. Our user base is also loyal and highly engaged. In 2019, our average next-month active user retention rate was 78.8%, as compared to 74.9% in 2018. We strive to cultivate the paying habits of our users. Our quarterly average paying users grew from 4.2 million in the fourth quarter of 2018 to 7.3 million in the fourth quarter of 2019. Our paying ratio increased from 2.8% in the fourth quarter of 2018 to 4.4% in the fourth quarter of 2019.

Given the lifestyle of younger generations, our users tend to be young individuals who enjoy eSports and other visual entertainment content through live streaming, while socializing with others on a real-time basis. We target a young user base by establishing our brand in streaming and eSports and offering features popular among the younger generation on our platform. We believe their willingness to spend more time and to pay grows in parallel with their income as they age.

Our Streamers

Our streamers are the primary source of new content on our platform. A majority of our registered streamers and exclusive streamers were game streamers who are professional or recreational game players that enjoy playing games and sharing their skills and insights. Our streamers also include self-made entertainers such as singers who can utilize our platform to showcase their skills, talents and ideas. Being a new social phenomenon in China, streamers are similar to key opinion leaders or social icons who have gained popularity among the younger generation. As the population of streamer population grows and their needs to commercialize their popularity continue to rise, we believe we can serve as the medium to facilitate the monetization of this new social phenomenon.

We entered into exclusive contracts with the top streamers. In addition, we entered into collaborative agreements with talent agencies which are associations of streamers that organize streaming activities for their member streamers and promote them. Approximately 1,016 of our exclusive top streamers had more than one million viewers in the fourth quarter of 2019. Talent agencies provide us with a diversified pool of streamers. For details, please refer to “—Streamer Engagement.”

Streamer Engagement

Our platform engages streamers in three ways: (1) exclusive contracts with streamers directly; (2) contracts with streamer talent agencies to manage our streamers; and (3) self-registration by streamers. Some streamers may belong to eSports clubs, which is also an important content producer on our platform. Similar to talent agencies, we generally enter into contracts with the eSports clubs directly to engage their members.

Exclusive Contract Model

Under this model, we enter into exclusive contracts with certain top individual streamers directly, or through tri-party contracts among us, certain top individual streamers and the talent agencies to which such streamers belong. The exclusive contract model is an important way to recruit and retain high quality streamers. We believe our strategic focus on exclusive contracts with top streamers offers us unique competitive advantages as compared to other game-centric live streaming platforms.

Our exclusive contracts have exclusivity clauses that require streamers to live stream on our platform only during the contract term. In addition to revenue sharing of a portion of virtual gift sales and advertisement sales, we also set compensation terms based on the popularity of the content and the user traffic it generates. As such, our exclusive streamers are incentivized to produce engaging content that attracts more viewers and promotes spending on our platform.

We have the right to commercialize the streamers and the content they produce as our intellectual property under the exclusive contract model. We promote and monetize the popularity of our exclusive streamers through online and offline commercial activities. The typical contract term is three to five years and may be renewable upon mutual consent. After signing, we are responsible for arranging commercial activities for them. Under this contract model, we may establish certain performance-based target for the exclusive streamers. Utilizing our big data analytic capabilities, we allocate the live streaming hours for these streamers to match user activity levels to maximize our operational efficiency. We may also provide guidance over the content streamed by exclusive streamers. We have dedicated teams that focus signing exclusive streamers broadcasting different genres of content to diversify our content offering.

Talent Agency Model

We also enter into collaboration agreements with talent agencies to manage our streamers. Talent agencies are responsible for recruiting, training, managing and promoting their own member streamers, and are also responsible for organizing streaming activities on our platform. We usually pay talent agencies a portion of the virtual gift sales which will typically be redistributed to their members.

Contracting with talent agencies is an important component of our operations. It contributes to our revenue and ability to discover and recruit diversified streamers in an efficient way. We can access a diverse range of streamers by entering into collaboration contracts with their talent agencies. Under the talent agency model, we provide guidance on content monitoring to the talent agencies, who in turn manage and promote their members. All talent agencies and their members must comply with our guidance and policies.

Self-Registration Model

A large number of streamers self-registered on our platform to share their enthusiasm in games. The self-registered streamers are usually attracted to our platform by virtue of our reputation and scale. They form a large talent pool providing steady supply of future popular streamers.

Streamer Discovery and Development

With the help of our comprehensive performance metric analytical system, we identify top streamers with potential, with whom we seek to sign exclusive contracts. These metrics include the quality of a streamer’s content, activity levels and user engagement. After identifying streamers with potential, we put them into different categories according to the demographics that they likely will appeal to and help direct traffic from their target users. If these streamers perform well after a monitoring period, we may sign exclusive contracts with them and help further promote them.

Leveraging our unique industry insights and proprietary big data analytics capabilities, we establish development plans for streamers which not only optimize the content they produce, but also help guide the streamers to focus on trendy topics and increasing the streamers’ positive public exposure. We promote streamers’ content on and outside of our platform, boost their popularity through traditional media channels and provide them with opportunities to attend online and offline activities where they can further increase public exposure, such as Douyu Carnival (“斗鱼嘉年华”).

Streamer Retention

We retain our top streamers by increasing the attractiveness of our platform. Our streamers enjoy broad exposure to a large user base on our network. We also invest in streamers’ professional development by providing online and offline promotion activities to propel them to greater stardom.

We take steps to mitigate the risk of losing our streamers to other platforms. For every streaming genre or section, we have several top streamers that are in friendly competition with each other to avoid a monopoly by one streamer. This also helps to attract viewers who may be viewing at different times of the day. We also try to discover and cultivate emerging streamers to continuously replenish our streamer base. Our streamers are also subject to certain non-compete clauses during or after the contract period.

Monetization Opportunities

We generate revenue through sales of virtual gifts during live streaming, advertisement services and others.

Live Streaming

We derive a substantial portion of our revenues from live streaming, mainly from the sale of virtual gifts. In 2017, 2018 and 2019, we generated RMB1,521.8 million, RMB3,147.2 million and RMB6,617.3 million (US$945.9 million) from live streaming, representing 80.7%, 86.1% and 90.9% of our total net revenues for the same periods. In 2019, we had a total of 17.5 million annual paying users.

Users are able to purchase virtual gifts on our platform using our virtual currency and send them to streamers as a gesture of appreciation or support. Users can purchase the virtual currency on our site via various online third-party payment platforms. In addition to purchasing these virtual currencies on our site, users can purchase virtual currencies from our online store at third-party websites such as Tmall.com. The price of our virtual currency does not change and virtual currency does not expire. However, virtual currency is non-refundable and may not be converted back to cash or be transferred between users.

When a streamer receives a virtual gift, that virtual gift is displayed in his or her profile. We share with our streamers revenue from virtual gift sales. We also offer other subscription-based privileges to incentivize user spending, such as our premium monthly subscription service, a prepaid package which encourages user spending.

A wide variety of virtual gifts are available to our users, with prices ranging from approximately RMB0.1 to approximately RMB2,000. We provide an innovative and diverse selection of virtual gifting to convert our active users to paying users and constantly release new virtual goods related to events and trendy topics to increase sales. In addition, we organize streamer popularity contests to promote spending by viewers to show support of the streamers they follow.

Advertisement and Others

We generate revenues from advertisement and other services, including brand advertisements, game advertisements and to a lesser extent, game distribution. Our advertisement and other revenue was RMB363.9 million, RMB507.2 million, and RMB665.9 million (US$95.1 million) in 2017, 2018 and 2019, which constituted approximately 19.3%, 13.9% and 9.1% of our total revenues for the same periods.

Advertisement

Our value proposition to advertisers is driven by our strong brand recognition and massive and engaged user base. We offer a full suite of precise and effective advertisement products and marketing strategies, attracting a large number of advertisers. We distribute advertisements ways such as: (i) integrated promotion activities during live streaming, where advertising partners integrate their service or products with live-streaming programs through active promotion by our streamers; (ii) traditional display advertisements in various areas of our platform; and (iii) online and offline events-related advertisements. As integrated promotion activities and online and offline events-related advertisements cause fewer interruptions to our users while offering greater potential due to less time and space restrictions than traditional display advertisements, they are an important part in our advertisement revenue. We expect such advertising format to contribute an increasing portion of advertisement revenues.

Our streamers must sign advertisement contracts with us and may be entitled to a portion of the fees. A direct contract between the advertiser and our streamer is not permitted. The price of our advertising services depends on various factors, including the form and size of the advertisement, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements.

Our traditional display advertisements include, but are not limited to, full screen advertisements, slides, banners, links, videos, logos and buttons. We offer advertisement placements on our home page or pre-streaming. Such placements may stay on the top or bottom of the streaming interface or appear as pop-ups.

For integrated promotion activities during live streaming, we usually cooperate with third-party advertising agencies to identify advertisers to place order with us. For traditional display advertisements, we usually work with advertisers directly. Our advertising agency partners include members of the American Association of Advertising Agencies, or 4As, and other leading Chinese advertising agencies. We have been building connections with our advertisers and plan to sign more contracts with them directly going forward.

Our brand and game advertising contracts are usually in the form of collaborative frameworks for a given period of time. The brand advertising contracts require the third-party agencies to generate sales exceeding certain thresholds and the third-party advertising agencies are generally billed upon each advertisement and are required to pay promptly. For game advertisements, we provide links to the advertisers’ games on our platform and are entitled to fees such as incentive fees for effective registration solicited through our platform, and we also utilize soft-product placements or ask our hosts to produce play-throughs of the games we promote.

Others

We also generate a small portion of our revenues from other services, including game distribution. With many of our audience being gamers, we believe our platform is a prime gateway for distributing games from developers and publishers to their target customers. Based on revenue-sharing contracts with developers and publishers of mobile and web-based games, we usually receive fees based on transaction volume our platform relating to the games we distribute. These revenue-sharing arrangements are usually in the form of collaborative frameworks for a period of time, which may be renewed in good faith upon expiration.

Our Platform

Our platform offers unique features to our users, such as content recommendation, data analytic tools and room control. With its diverse content offering and advanced technological features, we believe our platform creates an interactive, engaging and fun community.

Live Streaming Process and Platform Interface

We operate our platform both on PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming.

Streaming Process

Live streaming is conducted in the form of real-time streaming units, also known as rooms or channels, on our website and mobile apps. The following flow chart illustrates the viewing and streaming process:

To broaden our user base, we allow users to watch live streaming on our platform without registration, either through our website or mobile apps. To become a streamer, a user must register on our platform and verify his or her identity with a government issued ID. As a result, certain of our streamers are also active users as well as paying users on our platform. After the streamer’s identity is verified, he or she may apply to create a new room for streaming. Once a room or channel is created, our streamers may customize video, audio and other room settings. We provide streamers and room managers with administrative accounts and they are responsible for monitoring and ensuring that their rooms’ content comply with our terms of service. We usually assign one room to one streamer, who can then connect with other streamers using our live streaming platform to co-stream together. During streaming, viewers interact with streamers and with each other mainly through bullet chats.

Access Our Streaming Platform

Viewer Access

We developed a web-based streaming portal and its supplemental applications as well as mobile streaming apps to provide comprehensive viewing experiences for our viewers. Viewers can access our platform via our web portal at www.douyu.com or PC application Douyu PC Client Portal (“斗鱼PC客户端”). Alternatively, viewers can download our mobile app Douyu Live Streaming (斗鱼直播) free of charge. Our web portal and mobile streaming app offer substantially similar functions and features, with our mobile streaming app providing simplified and easy to use functions tailored for mobile users.

Viewer Features

Our viewers have access to the following features:

Watching, following and sharing. When watching a live stream, viewers have the option to specify screen resolutions, screen size and stream quality, or have the platform automatically adjust the settings based on their Internet connection. Viewers may choose to click on the “follow” button in a stream room to follow the streamer and receive notifications for future streaming. Viewers are also able to share links to live streams on social media platforms.

Interaction. Bullet chatting is featured on our platform to allow viewers to post messages that glide across the screen. Bullet chats are visible by all viewers who watch the same live stream, stimulating interactions among viewers. Viewers can also communicate with each other or the streamer real-time through our regular chat room function. Lastly, viewers can initiate direct voice chat requests with the streamers.

Content catalog and recommendations. With our advanced matching algorithm and massive user data base, we are able to generate an individualized front page containing content recommendations for each user after they have signed in. To help our users navigate and explore our selection of live streaming rooms, we have created online catalogs grouped by categories for our users. These online catalogs are also searchable by keywords, streamers’ names, and room numbers.

Purchasing and gifting. Viewers can purchase various virtual gifts on our platform with virtual currencies and send them to streamers. See “—Monetization Opportunities—Live Streaming.” Purchases and payments may also be made through third-party platforms.

Other social features. We also develop new products and features to enhance user experience and increase user engagement. For example, our platform features Yu Bar (“鱼吧”), a short-blogging community where streamers can interact with their followers by posting and replying to short blogs. Yu Bar offers and witnesses a significant amount of interactions including posts, responses, likes and forwards. In addition, we offer features such as “Streamer Tailor-made Gifts” that allow top streamers to design unique gifts to be purchased by their followers.

Streamer Access

In addition to accessing our PC portal and mobile applications, streamers can easily live stream through the streaming applications we specifically developed for them, including our PC application Douyu Streaming Assistant (“斗鱼直播伴侣”) and mobile app Douyu Game-centric Streaming Assistant (“斗鱼直播助手”). With our mobile app, our streamers can stream anywhere and anytime. Streaming outdoor activities, which has become popular among younger users, is made more convenient with our mobile app.

Streamer Features

Our streamers have access to the following features to optimize the streaming experience:

Streaming and uploading. Our platform synchronizes and integrates multimedia streams, including audio and video streams and picture display, into one live-streaming output. Streamers can easily start live-streaming utilizing our easy-to-use interface. Other than live streaming, streamers can store streaming archives on Douyu Streaming Video (“斗鱼视频”) for their followers to watch or revisit after the live streaming. Streamers may also appoint room managers, make announcements, send notifications to viewers and change the room’s title.

Performance analytical tools. Our platform provides certain analytical tools for streamers to monitor their performance statistics in real time. These performance statistics include peak number, current number and cumulative number of viewers in the room, number of chats and comments, average time watched per user and number of virtual gifts received.

Facial beautification. Streamers on our platform can utilize the beautification tools on our platform to improve their appearances during streaming. Our facial beautification feature has been serving many streamers as a useful tool since its launch.

Our Technology

Our advanced technology infrastructure and capabilities allow us to efficiently and effectively provide our services with superior user experience. Our platform incorporates the following features:

Proprietary P2P Technology

Our internally-developed CDN and P2P technologies bring advanced distribution and transmission technologies with a high utilization rate and improved distribution effect. Our technologies have refined bandwidth resource scheduling capability and infrastructure framework to reduce redundant overhead, and enable proactive self-adjustment of the resource distribution based on the prediction of the bandwidth usage throughout the whole platform. Our technologies also optimize costs by leveraging the preferential billing rates of some suppliers.

Video and audio quality

We strive to adopt the latest video and audio industry standards across multiple devices and networks. Our state-of-the-art technology allows us to provide smooth audio-visual transmission while minimizing the bandwidth used in the transmission of our content, while minimizing to minimize data loss and jitter. Our mobile apps are designed to run smoothly on all mobile phones. Our PC and mobile apps support blue-ray high quality live streaming.

Content recommendation

Since 2016, we have invested considerable resources in developing and implementing an individualized content recommendation system. This system is built on the user data that we have accumulated over the years, analyzed through algorithms embedded in our cutting-edge AI and machine learning capabilities. Our content recommendation system precisely matches users with their favorite kinds of content.

Image recognition

Leveraging advanced cloud-based recognition technology, we are able to add tags to the live streaming content on a real-time basis, which allows the users to perform real-time secondary screening based on streaming content.

Advanced streaming capabilities

Our technology infrastructure enables real-time multicast video streaming and communication between users across multiple devices. The technology infrastructure underlying our platform can support simultaneous viewing from tens of millions of devices. Utilizing peer-to-peer technology, we have also minimized the bandwidth used in transmission of our content. We believe our advanced video compression techniques enable better streaming experience.

Cloud-based network infrastructure

Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party audio-and video-enabled real-time online interactions. We own several servers that are hosted in three Internet data centers in China. Our cloud-based network infrastructure provides quality data delivery and allows multiple users to interact online from anywhere in China easily and with minimal delay. We engaged multiple industry leading cloud service providers in China to maintain our network infrastructure.

Content Monitoring System

Our live streaming platform contains real-time content, which we monitor to maintain a healthy ecosystem and ensure compliance with PRC laws and regulations. We have developed a comprehensive system to monitor content on our platform and filter inappropriate and illegal content and content that may infringe on the intellectual property rights of third parties.

We developed the following mechanisms to monitor the content on our platform:

•

AI-backed Automatic Detection Process. We utilize an automatic system to monitor our platform and the data generated in our system for sensitive key words or questionable materials on a real-time basis. The text identification system screens text content based on pre-set key words and an anti-spam system; the picture identification system screens picture content based on optical character recognition and illegal content detection; and the audio identification system screens audio content by converting it into text content and analyzing for illegal content. We have also developed a proprietary monitoring system in-house that takes screenshots of our live streaming channels every 10 seconds based on our “smart” image detection technology. Our system has machine learning capability and will update our database automatically.

•

Manual Review. All of the automatic detection results that are escalated are reviewed by our content monitoring staff manually. We have a dedicated content monitoring team who also proactively check our rooms on a 24/7 basis for inappropriate or illegal content.

•

Self-regulation system by streamers, room managers. We require streamers and room managers to monitor the content in their rooms and ensure that their rooms’ content comply with our terms of service. We provide streamers and room managers with administrative accounts, which give them special privileges such as forcibly removing or banning viewers from the room. Streamers and room managers are incentivized to ensure the compliance of their room with our terms of service pursuant to our policies.

•

Report by users. Our users are encouraged to report any noncompliance of our terms of service via the “report” button on our website and mobile apps. We review users’ report on a 24/7 basis and strive to resolve each report within 90 seconds. Reporting users are entitled to awards in the form of our virtual currency, should the report is considered valid.

We deal with violations of varying severity in accordance with our strict policies and applicable regulations. Our actions may include warnings, cutting off or temporary suspension of the room and/or account for minor violations, with follow-up review to ensure effective enforcement and rectification. For serious violations, the relevant account is deleted permanently and all virtual currency and items are forfeited, and the room may be permanently closed. Our streamers agree to indemnify us for all damages arising from third-party claims against us caused by the infringing content produced by them.

Our Relationship with Tencent

Tencent became a shareholder of Wuhan Douyu, one of our wholly-owned subsidiaries, in April 2016 when it purchased certain of Wuhan Douyu’s shares through Linzhi Lichuang, an entity controlled by Tencent. Tencent subsequently increased its investment in Wuhan Douyu by purchasing shares in Wuhan Douyu’s subsequent rounds of financing and in our company by subscribing for Series E Preferred Shares. As of March 31, 2020, Tencent holds approximately 38.0% of our total outstanding ordinary shares (excluding 1,643,238 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme) through Nectarine, representing 38.0% of our total voting power.

On December 20, 2017, we and Tencent, through our respective PRC affiliated entities, entered into a strategic cooperation agreement, which became effective on January 31, 2018 and was subsequently replaced by the Amended and Restated SCFM dated April 1, 2019. Pursuant to the Amended and Restated SCFM, the parties agreed to pursue strategic cooperation in various areas of game live streaming, advertisement and game distribution. We plan to promote content related to games owned by or licensed to Tencent at certain prominent places of our platform. The specific location, content, and operations of the cooperation between Tencent and us are subject to further negotiation pursuant to market principles. The Amended and Restated SCFM has a term of three years, which may be renewed if certain conditions are met. We also use CDN, P2P streaming technologies, online payment and website technology support services provided by Tencent and engage in other related party transactions with Tencent. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

For risks in connection with our relationship with Tencent, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may not realize the benefits we expect from our strategic cooperation with Tencent, which may materially and adversely affect our business and results of operations” and “Item 3. Key Information—3.D. Risk Factors—Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.”

Branding and Marketing

Leveraging our diverse and quality content offerings, optimal user experience and deep pool of talented streamers, we believe that we have built significant goodwill and brand awareness among viewers and streamers. Our market position benefits significantly from our large and engaged user base and word-of-mouth effect.

In addition to word-of-mouth marketing, we also leverage our position in the eSports industry, and promote our brand awareness by sponsoring leading eSports teams and organizing proprietary eSports tournaments.

We host many offline activities to enhance our brand recognition and positive publicity. For example, we launched Douyu Carnival (“斗鱼嘉年华”) in 2016, which was a fan meet-and-greet event for popular streamers and has since become a symbolic game pop culture event in China.

Competition

Game-centric live streaming is an emerging industry in China. As one of the leading players in this market, we face competition from providers of similar services, and other online entertainment platforms. Other game-centric live streaming compete directly with us for viewers and streamers. In addition, we compete with other large video streaming platforms, social media platforms, and other platforms offering online entertainment. We believe that our ability to compete effectively for users depends upon many factors, including the quality and variety of our content, user experience on our platform, recruitment and retention of top streamers, capability to adjust to changes in technology and customer tastes and the strength of our brands.

Intellectual Property

We regard our proprietary domain names, copyrights, trademarks, trade secrets and other intellectual property as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2019, we had registered:

•	564 trademarks in China, including the logo for our douyu.com;

•	60 domain names, including douyutv.com, douyu.tv and douyu.com;

•	792 patents in China, 1 patent in the United States; and

•	57 software copyrights in China, relating to all of our online communities and other products.

As of December 31, 2019, we had 477 pending trademark applications in China and other jurisdictions, including but not limited to the United States, Japan, European Union, Singapore, Malaysia, Thailand, Indonesia and Turkey. As of December 31, 2019, we have submitted 2,134 pending patent applications independently or jointly with third parties in China and 265 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT. In addition, we are in the process of applying for registration of another four software copyrights in China. Substantially all of our intellectual property is owned by Wuhan Douyu, and certain trademarks, copyrights and domain names are owned by Wuhan Ouyue for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. Douyu Yule obtained certain patents and copyrights in 2019.

We implement comprehensive measures to protect our intellectual property in addition to making trademark and patent registration applications. Our key measures to protect our intellectual properties include: (i) trademark searches prior to the launch of our new products; (ii) timely registration and filing with relevant authorities and application of intellectual property rights for our significant technologies and self-developed software; and (iii) overall source code protection of proprietary information.

Regulation

Regulations Relating to Foreign Investment

The Foreign Investment Law of the PRC, adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 12, 2019 became effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council.

The Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version), or the Negative List, requires that foreign investors should refrain from making investment in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited.”

We are a Cayman Islands company and our businesses by nature in China are mainly value-added telecommunication services and online culture services, which are restricted or prohibited for foreign investors by the Negative List. We conduct business operations that are restricted or prohibited for foreign investment through our variable interest entities, or VIEs.

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as amended on July 29, 2014 and February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented on March 1, 2016 (as amended on February 6, 2019), Internet information services constitute a type of value-added telecommunications service. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT, or its provincial branches prior to the commencement of such services.

The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. The Catalog of Telecommunications Business, or the Telecom Catalog, which was issued as an attachment to the Telecom Regulations and most recently updated on June 6, 2019, further categorizes value-added telecommunication services into two classes: class I value-added telecommunication services and class II value-added telecommunication services. Information services provided via cable networks, mobile networks, or internet fall within class II value-added telecommunications services.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008 and February 6, 2016, regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that foreign investors are generally prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including, among others, provisions of Internet content. In addition, foreign investors are required to have sufficient experience operating value-added telecommunications business when applying for the MIIT’s value-added telecommunications business operation license.

On July 13, 2006, the Ministry of Information Industry (which is the predecessor of MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which provides that (a) foreign investors can only operate a telecommunications business in China through telecommunications enterprises with a valid telecommunications business operation license; (b) domestic license holders may not rent, transfer or sell telecommunications business operation licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (d) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and (e) all value-added telecommunications service providers should improve their network and information security, establish a relevant information safety system and set up emergency plans to ensure network and information safety.

Pursuant to the Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Telecom License Measures, promulgated by the MIIT on March 1, 2009 and last amended on July 3, 2017, any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services, or VATS License. The Telecom License Measures further prescribes types of requisite licenses for VATS Licenses together with qualifications and procedures for obtaining such VATS Licenses.

Regulations Relating to Internet Information Services

The Administrative Measures on Internet Information Services (the “ICP Measures”) issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate provisions of Internet information services in the PRC. According to the ICP Measures, Internet information services refer to provisions of information through the Internet to online subscribers, including commercial and non-commercial services. Pursuant to the ICP Measures, commercial Internet information service providers shall obtain ICP Licenses from relevant PRC local authorities before engaging in commercial Internet information services in China. In addition, according to applicable PRC laws, administrative regulations or rules, providers of Internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatuses shall obtain consent of the relevant PRC competent authority before applying for an operating permit or carrying out record-filing procedures.

Additionally, the ICP Measures and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties. If an Internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and delete the information and report it to the government authorities. Any provider’s violation of these prohibitions, in serious cases, will lead to revocation of its ICP License and shutdown of its Internet systems.

Regulations Relating to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile applications (the “APPs”) and the Internet application store (the “APP Store”) are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services (the “APP Provisions”), which were promulgated by the Cyberspace Administration of China (“CAC”) on June 28, 2016 and became effective on August 1, 2016.

Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content. The APP Store service providers shall file with the local cyberspace administration authorities within 30 days after its APP Store services have launched, and such APP Store service providers are responsible for overseeing APP providers operated on their stores.

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

Regulations Relating to Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Private Capital into the Cultural Industry, according to which private capital was prohibited from engaging in the business of online transmission of audio-visual programs. On December 20, 2007, the SARFT and the MIIT jointly promulgated the Audio/Video Measures, which took effect on January 31, 2008 and were subsequently amended on August 28, 2015. Under these provisions, foreign investors are prohibited from engaging in the business of distributing audio-visual programs through Internet.

Providers of audio-visual program services through the Internet (including through mobile networks), in general, must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SARFT; and such providers are required to obtain the License for Online Transmission of Audio/Video Program issued by NRTA, or complete certain registration procedures with NRTA.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio/Video Program. The notice also stipulates that Internet audio-visual program services providers engaging in such services prior to the promulgation of the Audio/Video Measures are able to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the three months prior to the promulgation of the Audio/Video Measures. Further, on March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted through the Internet, including through mobile networks, where applicable, and prohibits certain types of Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On April 1, 2010, the SARFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, as adjusted on March 10, 2017, which classified Internet audio/visual program services into four categories. In addition, the (Notice concerning Strengthening the Administration of the Streaming Service of Online Audio/Visual Programs) promulgated by the State Administration of Press, Publication, Radio, Film and Television (or the SAPPRFT, which is the predecessor of NRTA) on September 2, 2016 emphasizes that, unless a specific license is granted, the audio/visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

On July 6, 2012, the SARFT and the CAC issued the Notice Regarding Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films, pursuant to which providers of Internet audio-visual program services which are engaged in the production of online audio-visual programs such as online drama series and micro films and broadcast such programs on their own websites shall lawfully obtain the Radio and Television Program Production and Operating Permit issued by local branches of the NRTA and corresponding License for Online Transmission of Audio/Video Program at the same time. Providers of Internet audio-visual program services shall report the information on online audio-visual programs such as online drama series and micro films which have been reviewed and approved to the provincial branches of the NRTA in their domiciles for filing.

In April 2016, the SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Transmission Audio-visual Program Services, which apply to the provision of radio, television programs and other audio-visual programs to a targeted audience on television and all types of handheld electronic equipment. This provision covers the Internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as Internet protocol television, private network mobile television and Internet television. Anyone who provides private network and targeted transmission audio-visual program services must obtain a License for Online Transmission of Audio/Video Program issued by the SARFT and operate its business pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above referenced businesses.

In July 2016, the Ministry of Culture promulgated the Notice on Strengthening the Administration of Network Performance, which regulates the behavior of entities conducting businesses related to network performance and performers. Entities operating network performances shall be responsible for the services and content posted on their website by performers. They must refine their content management mechanism and shut down the channel and stop the dissemination of any network performance as soon as they realize that such network performance is in violation of relevant laws and regulations. Network performers shall be responsible for their performances and shall not perform any program containing violence, pornography, or other similarly prohibited elements.

In addition, the SAPPRFT issued the Notice Concerning Strengthening the Administration the Streaming Service of Online Audio-Visual Programs in September 2016, pursuant to which an Internet live-streaming service provider shall (i) equip personnel to review the content of the live-stream; (ii) establish the technical methods and work mechanisms in order to replace the unlawful content by using the backup program; and (iii) record the live-streaming program and keep the records for at least 60 days to fulfill the inspections requirements from the competent administrative authorities. The CAC promulgated the Regulations for the Administration of Online Live-Streaming Services, or Internet Live-Streaming Services Provisions, on November 4, 2016, which came into effect on December 1, 2016. According to the Internet Live-Streaming Services Provisions, an Internet live-streaming service provider shall (a) establish a live-streaming content review platform; (b) conduct authentication registration of Internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with Internet live-streaming services user to specify both parties’ rights and obligations.

In March 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original Internet audio-visual programs without authorization, (iii) not transmit re-edited programs, which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for Internet audio-visual programs. Pursuant to this notice, the provincial branches of the NRTA shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

Regulations Relating to Online Cultural Activities

The Ministry of Culture promulgated the Provisional Measures on Administration of Internet Culture in 2011, as most recently amended in 2017, and the Notice on Issues Relating to Implementing the Newly Revised Provisional Measures on Administration of Internet Culture promulgated by the Ministry of Culture in 2011, which apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products developed, published and disseminated through the Internet which mainly include: (i) online cultural products particularly developed for publishing through the Internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published on the Internet. Pursuant to this legislation, entities are required to obtain the Internet Culture Operation Licenses from the applicable provincial level counterpart of the Ministry of Culture and Tourism if they intend to commercially engage in any of the following types of activities:

•	production, duplication, import, release or broadcasting of online cultural products;

•

publishing of online cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or game consoles for the purpose of browsing, reading, reviewing, using or downloading such products by online users; or

•	exhibitions or contests related to online cultural products.

In August 2013, the Ministry of Culture issued the Administrative Measures for Content Self-Review by Internet Culture Business Entities, which requires Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the provincial level counterpart of the Ministry of Culture and Tourism.

Regulations Relating to Online Game Operation

The Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Markets in the ‘Three Provisions’ jointly promulgated by the Ministry of Culture, the SARFT and the GAPP, which was issued by the State Commission Office for Public Sector Reform (a division of the State Council) and became effective on September 7, 2009, provides that the SAPPRFT is responsible for the examination and approval of online games to be uploaded on the Internet and that, after being uploaded, online games are subject to management by the Ministry of Culture and Tourism.

The Circular Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, promulgated by the GAPP, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications, on September 28, 2009, provides, among other things, that games are not allowed to be put online for operation without obtaining pre-approval from GAPP. Foreign investors are prohibited from investing or engaging in online game operations in China through establishing wholly-owned subsidiaries, or equity joint ventures or cooperative joint ventures with Chinese partners, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operations indirectly by establishing other forms of joint venture, establishing contractual agreements or providing technical support. Material violation of this Circular will result in suspension or revocation of relevant licenses and registrations. In addition, according to the Administrative Provisions on Online Publishing Services, before publishing an online game, an online publishing service provider shall file an application with the competent administrative department for SAPPRFT of the province, autonomous region or municipality in the place where it is located and the application, after being approved at the provincial level, shall be submitted to the SAPPRFT for final approval. Online game operations are also categorized as Internet culture operation and the Internet culture provisions shall govern online game operations as well.

In 2010, the Ministry of Culture promulgated the Provisional Measures on the Administration of Online Games, or Online Game Measures, as most recently amended in 2017, which set forth a broad range of activities related to the online game business, including the development and production of online games, the operation of online games, the issuance of virtual currencies used for online games and virtual currency trading services. Online Game Measures provide that any entity that is engaged in online game operations must obtain an Internet Culture Operation License, and require that the content of an imported online game be examined and approved by the Ministry of Culture and Tourism prior to the launch of the game and that the content of a domestic online game must be filed within 30 days of its launch with the Ministry of Culture and Tourism. The Online Game Measures also request online game operators to protect the interests of online players and specify certain terms that must be included in the service agreements between online game operators and the players of their online games. Furthermore, the online game operators are required to take technical and managerial measures to ensure online information security, including preventing computer virus invasion, attack or damage, backing up important data and saving user registration information, operating information, maintaining logs and other information, and protecting state secrets, trade secrets and users’ personal information. In May 2019, the Ministry of Culture and Tourism declared that it would no longer overseeing the online game industry. In July 2019, the Ministry of Culture and Tourism abolished the Online Game Measures.

Regulations Relating to Anti-Fatigue Compliance System and Real-Name Registration System

On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous game playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of time a game player spends online has reached the “fatiguing” level and to zero in case of a game player reaches an “unhealthy” level. In addition, the State Press and Publication Administration issued the Circular on Preventing Minors from Indulging in Online Games in October 2019, which came into force on November 1, 2019, and it requires that all online game players register with real names. Also, it strictly controls the period and length of minor’s use of online games. Online game companies shall not provide game services to minors every day from 10:00 p.m. to 8:00 a.m. and the length of providing games to minors shall not exceed 3 hours per day on statutory holidays and 1.5 hours per day on other days. The circular restricts online game companies from collecting payment from minors that are incompatible with their affordability.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

In addition, pursuant to the Internet Live-Streaming Services Provisions, live streaming service providers should verify the identity of users on a live streaming platform with their information such as through their mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by Ministry of Culture on December 2, 2016 and in effect as of January 1, 2017, live streaming service providers should require streamers on a live streaming platform to make real-name registration.

Regulations Relating to Virtual Currency

On January 25, 2007, the Ministry of Public Security, the Ministry of Culture, the Ministry of Information Industry and the GAPP jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. To curtail online games that involve gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with the winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by viewers to exchange for virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by viewers for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system.

In February 2007, fourteen PRC regulatory authorities jointly issued a circular to further strengthen the oversight of Internet cafes and online games. In accordance with the circular, the People’s Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the Ministry of Culture and the MOFCOM jointly issued a notice to strengthen the administration of online game virtual currency. The Virtual Currency Notice requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services to apply for approval from the Ministry of Culture and Tourism through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice businesses that issue virtual currency for online games are prohibited from offering services that can trade virtual currency. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to, mandatory corrective actions and fines.

Under the Virtual Currency Notice, online games virtual currency trading service provider refers to the business that provides platform services related to virtual trading in online games among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider.

The Virtual Currency Notice regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as lottery or betting, and the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency transaction services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

On December 1, 2016, the Ministry of Culture released the Notice on Regulating Online Game Operation and Strengthening Concurrent and Ex-Post Supervision, to be implemented from May 2017, which restates and introduces a series of regulatory requirements governing the online game operation, including clarifications on online game operation and operators, virtual items rules, random-event rules, user protection measures and a reiteration of the Ministry of Culture and Tourism’s approval and filing requirements.

In May 2019, the Ministry of Culture and Tourism announced that it would no longer assume the responsibility of overseeing the online games industry.

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued the Several Opinions of the Ministry of Culture on the Development and Administration of Online Music, or the Online Music Opinions, which became effective on the same date. The Online Music Opinions provide that, among other things, an internet music service provider must obtain an Internet Culture Operation License. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Content Administration of Online Music, effective as of January 1, 2016, which provides that internet culture operating entities shall report to a nationwide administrative platform the details of its self-monitoring activities on a quarterly basis.

In 2010 and 2011, the Ministry of Culture greatly intensified its regulations on online music products by issuing a series of circulars regarding online music industry, such as the Circular on Regulating the Market Order of Online Music Products and Renovating Illegal Conducts of Online Music Websites and the Circular on Investigating Illegal Online Music Websites in 2010. In addition, the Ministry of Culture issued the Circular on Clearing Illegal Online Music Products, which clarified that entities engaging in any of the following conducts will be subject to relevant penalties or sanctions imposed by the Ministry of Culture: (i) providing online music products or relevant services without obtaining corresponding qualifications; (ii) importing online music products that have not been reviewed by the Ministry of Culture; or (iii) providing domestically developed online music products that have not been filed with the Ministry of Culture.

On July 8, 2015, the National Copyright Administration issued the Circular regarding Ceasing Transmitting Unauthorized Music Products by Online Music Service Providers, which requires that (i) all unauthorized music products on the platforms of online music services providers shall be removed prior to July 31, 2015, and (ii) the National Copyright Administration investigate and punish the online music services providers who continue to transmit unauthorized music products following July 31, 2015.

Regulations Relating to Commercial Performances

The Administrative Regulations on Commercial Performances (Revised in 2016) was promulgated by the State Council and took effect on February 6, 2016. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval; while a performance brokerage agency shall have three or more full-time performance brokers and funds suitable for the relevant business, and file an application with the culture administrative department at the provincial level. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a commercial performance license. Anyone or any entity engaging in commercial performance activities without approval may have a penalty imposed, in addition to being ordered to cease its actions. Such penalty may include confiscation of performance equipment and illegal proceeds, and a fine of 8 to 10 times the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed.

Regulations Relating to Production of Radio and Television Programs

On July 19, 2004, the SARFT issued the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004 and was amended on August 28, 2015. The Radio and TV Programs Regulations require any entities engaging in the production and operation of radio and television programs to obtain a license for such businesses from the NRTA or its provincial branches. Entities with the Radio and Television Program Production and Operating Permit must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

Regulations Relating to Advertising Business

The State Administration for Market Regulation (formerly known as State Administration of Industry and Commerce, “SAMR”) is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include: (i) the PRC Advertisement Law, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and most recently amended on October 26, 2018; and (ii) the Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and which has been effective since December 1, 1987.

According to the above regulations, companies that engage in advertising activities must obtain, from the SAMR or its local branches, a business license, which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in its business scope do not need to apply for an advertising operation license, but such enterprise cannot be a radio station, a television station, a newspaper and magazine publishing house or any entity otherwise specified in the relevant laws or administrative regulations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

On July 4, 2016, the SAMR issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media. The Internet Advertising Measures specifically set out the following requirements: (a) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; (b) sponsored search results must be clearly distinguished from organic search results; (c) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (d) Internet information service providers that do not participate in the operation of Internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal.

Regulations Relating to Intellectual Property Rights

Copyright

China has enacted various laws and regulations relating to the protection of copyright. China is a signatory to some major international conventions on protection of copyright and became a member of the Berne Convention for the Protection of Literary and Artistic Works in October 1992, the Universal Copyright Convention in October 1992 and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

The PRC Copyright Law, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing copyright related matters. The Copyright Law provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright of their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software.

The State Council and the National Copyright Administration have promulgated various rules and regulations relating to the protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the Copyright Protection Center of China and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protection. For the number of software programs for which we had registered software copyrights as of the date of this annual report, see “Item 4. Information of the Company—4.B. Business Overview—Intellectual Property.”

The amended Copyright law covers Internet activities, products disseminated over the Internet and software products, among the subjects entitled to copyright protection. Registration of copyright is voluntary, and it is administrated by the Copyright Protection Center of China. To further clarify some key Internet copyright issues, on December 17, 2012, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an Internet information service provider works in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such Internet information service provider to assume joint liability for such infringement.

To address the problem of copyright infringement related to content posted or transmitted on the Internet, the National Copyright Administration and Ministry of Information Industry jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other content through the Internet based on the instructions of Internet users who publish content on the Internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. When imposing administrative penalties upon the act which infringes upon any user’s right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Where a copyright holder finds that certain Internet content infringes upon its copyright and sends a notice to the relevant Internet information service operator, the relevant Internet information service operator is required to (i) immediately take measures to remove the relevant content and (ii) retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. If the content is removed by an Internet information service operator according to the notice of a copyright holder, the content provider may deliver a counter-notice to both the Internet information service operator and the copyright holder, stating that the removed content does not infringe upon the copyright of other parties. After the delivery of such counter-notice, the Internet information service operator may immediately reinstate the removed content and shall not bear administrative legal liability for such reinstatement.

An Internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the Internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner’s notice of infringement and, as a result, damages public interests. Where there is no evidence to indicate that an Internet information service operator is clearly aware of the existence of copyright infringement, or the Internet information service operator has taken measures to remove relevant content upon receipt of the copyright owner’s notice, the Internet information service provider shall not bear the relevant administrative legal liabilities.

We have adopted measures to mitigate copyright infringement risks, but we could still face copyright infringement claims with respect to copyrighted content being streamed live, recorded or made accessible, or songs performed live, recorded or made accessible on our platform. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.”

Patent

The National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patent applications, we made as of the date of this annual report, see “Item 4. Information of the Company—4.B. Business Overview—Intellectual Property.”

According to the PRC Patent Law, if the Patent Office finds the application of an invention conforms to the legal requirements after its preliminary examination of such application documents, it shall publish the application promptly within 18 full months after the filing date. According to the Guidelines of Patent Examination, the examination of a patent shall include the preliminary examination, the substantive examination, examination of international applications entering the national phase and review. However, the above-mentioned regulations do not explicitly state how long it takes for a patent application to be approved or denied. In practice, it generally may take up to one year for the Patent Office to review and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention.

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2014 and 2019, protects registered trademarks. The Trademark Office of National Intellectual Property Administration, or the Trademark Office handles trademark registrations and grants a protection term of ten years to registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks, we had and trademark applications we have made as of the date of this annual report, see “Item 4. Information of the Company—4.B. Business Overview—Intellectual Property.”

Domain name

In September 2002, China Internet Network Information Center (“CNNIC”) issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 29, 2012. On September 1, 2014 the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. On August 24, 2017, the MIIT promulgated the Measures for Administration of Internet Domain Names, which regulates the registration of domain names. For the number of domain names we registered as of the date of this annual report, see “Item 4. Information of the Company—4.B. Business Overview—Intellectual Property.”

Regulations Relating to Internet Infringement

On December 26, 2009, the Standing Committee of National People’s Congress promulgated the PRC Tort Law, or the Tort Law, which became effective on July 1, 2010. Under the Tort Law, an Internet user or an Internet service provider that infringes upon the civil rights or interests of others through using the Internet assumes tort liability. If an Internet user infringes upon the civil rights or interests of another through using the Internet, the person being infringed upon has the right to notify and request the Internet service provider whose Internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an Internet link. If, after being notified, the Internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

Regulations Relating to Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that Internet information services regarding news, publications, education, medical and health care, pharmaceutical and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP Licenses or filings. The PRC government has promulgated measures relating to Internet content through a number of governmental agencies, including the MIIT, the Ministry of Culture and the General Administration of Press and Publication. These measures specifically prohibit Internet activities, that result in the publication of any content which is found to propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise state security or secrets. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures requires all Internet information services operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and subsequently amended on August 27, 2009, that may subject any persons to criminal liabilities in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe on intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, results in a leakage of state secrets or a spread of socially destabilizing content.

In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections (2011 Revision), which prohibit using the Internet in ways which, among others, result in a leak of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its website.

On December 28, 2012, the Standing Committee of the National People’s Congress reiterated relevant rules on the protection of Internet information by issuing the Decision on Strengthening the Protection of Network Information, or the 2012 Decision. The 2012 Decision distinctly clarified certain relevant obligations of Internet information service providers. Once it discovers any transmission or disclosure of information prohibited by the relevant laws and regulations, the Internet information service provider shall stop transmission of such information, take measures such as elimination, keeping relevant records and reporting to relevant authorities.

On December 20, 2019, the Cyberspace Administration of China promulgated the Provisions on the Ecological Governance of Network Information Contents, which became effective on March 1, 2020. It requires network platform operators like us not to disseminate illegal contents, nor to present exaggerated, sexually suggestive, discriminative or otherwise inappropriate contents in eye-catching areas such as home page, popup and hot search list.

To comply with the above laws and regulations, we have developed the following mechanisms to monitor the content on our platform as AI-backed automatic detection process, manual review, self-regulation system by streamers and room managers and report by users, see “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.”

Regulations Relating to Privacy Protection

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in December 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. PRC laws and regulations prohibit Internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the 2012 Decision and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scope. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which came into effect on June 1, 2017. Pursuant to the Cybersecurity Law, network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular, (i) App operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period, be reported in public; or even quit its operation or cancel its business license or operational permits. And on October 1 2019, the Provisions on the Cyber Protection of Children’s Personal Information, issued by the Office of the Central Cyberspace Affairs Commission, came into effect, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular vow to initiate a campaign to correct unlawful collection and usage of personal information via Apps from January 2019 through December 2019.

Regulations Relating to Internet Publication and Cultural Products

On February 4, 2016, State Administration of Press, Publication, Radio, Film and Television, (or the SAPPRFT, which is the predecessor of NRTA), and the MIIT issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which took effect in March 2016. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained in order to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio-visual reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio-visual product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the State Administration of Foreign Exchange, or SAFE, is required for capital account transactions.

On August 29, 2008, the SAFE issued Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. Meanwhile, the SAFE strengthened its oversight of the flow and the use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used as repayment of Renminbi loans if the proceeds of such loans have not been used.

In 2014, the SAFE decided to further reform the foreign exchange administration system to satisfy and facilitate the business and capital operations of foreign-invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. The SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to Renminbi on a discretionary basis, and the Renminbi capital so converted can be used for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise.

Dividend distribution

Pursuant to the SAFE’s Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendices, PRC residents, including PRC institutions and individuals, must register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increases or decreases of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will be responsible for examining and handling foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and the amendment registrations.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. And, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

Stock Option Rules

Pursuant to the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company issued by the SAFE in February 2012, or the SAFE Circular 7, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches. We and our PRC citizen employees who have been granted share options, or PRC option holders, will be subject to the SAFE Circular 7 when our company becomes an overseas listed company upon the completion of our initial public offering in July 2019. If we or our PRC option holders fail to comply with the SAFE Circular 7, we and our PRC option holders may be subject to fines and other legal sanctions. See “Item 3. Key Information—3.D. Risk Factors— Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations Relating to Tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC Enterprise Income Tax Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the PRC Enterprise Income Tax Law, which was amended in 2008 and 2019.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Taxation Administration in April 2009 and amended in 2017 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises”, or the SAT Circular 82 clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011. Such administrative measures further provide guidance on residence status determination and post-determination administration as well as the relevant procedures for competent tax authorities.

According to the SAT Circular 82 and SAT Bulletin 45, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in the PRC.

We do not meet all of the conditions set forth in SAT Circular 82. Therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applied to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC. However, it is possible that the PRC tax authorities may take a different view. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Pursuant to the PRC EIT Law, an entity qualified as software enterprise or SE is entitled to an exemption from income taxation for the first two years, counting from the year the entity makes profit, and a reduction of half EIT tax rate for the next three years. Each of Douyu Yule, Wuhan Ouyue and Wuhan Douyu has been qualified as an SE.

PRC indirect transfer tax

On February 3, 2015, the SAT issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Assets Transfer by Non-PRC Resident Enterprises, as amended in 2017, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Value added tax

On January 1, 2012, the State Taxation Administration officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. The Pilot Program initially applied only to transportation industry and modern service industries, Pilot Industries, in Shanghai in 2011 and expanded to eight trial regions (including Beijing and Guangdong province) and nationwide progressively from August to December 2012. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertisement services, a type of “cultural and creative services,” are subject to the VAT rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. Revenues generated by advertisement services, a type of “cultural and creative services,” are subject to the VAT rate of 6%.

On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the MOF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities were subject to VAT at the rate of 6% for services provided and 16% for goods sold as of December 31, 2018.

On March 20, 2019, the SAT announced that the VAT rate of 16% for sale of goods be reduced to 13%, effective from April 1, 2019.

Withholding Tax on Dividend

A PRC resident enterprise which distributes dividends to its non-PRC shareholders should withhold PRC income tax at a rate of 10% according to PRC law. However, pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, if the beneficial owner of the dividends is a Hong Kong resident enterprise, which directly holds at least 25% of the equity interest of the aforesaid enterprise (i.e., the dividend distributor), the tax levied shall be 5% of the distributed dividends. Meanwhile, the Circular of the State Taxation Administration on the Interpretation and the Determination of the “Beneficial Owners” in the Tax Treaties has stipulated some factors that are unfavorable to the determination of “beneficial owner,” particularly in the case of holding companies.

In addition, pursuant to the Circular of the State Taxation Administration on Relevant Issues Relating to the Implementation of Dividend Clauses in Tax Treaties, which was issued by the SAT on February 20, 2009, for a tax resident of the counterparty to the tax treaty to be entitled to such tax treatment specified in the tax treaty for with respect to the dividends paid to it by a Chinese resident company, all of the following requirements should be satisfied: (i) the tax resident who obtains dividends should be a company as provided in the tax treaty; (ii) the equity interests and the voting shares of the Chinese resident company directly owned by such tax resident is at least a specified percentage; and (iii) the capital ratio of the Chinese resident company directly owned by such tax resident is at least the percentage specified in the tax treaty at any time within 12 months prior to acquiring the dividends.

Regulations Relating to Labor and Social Insurance

The principal laws that govern employment include: (i) the PRC Labor Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018; and (ii) the PRC Labor Contract Law, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012.

According to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The employer also have to pay compensation to the employee if the employer terminates an indefinite term labor contract. Moreover, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to M&A and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

4.C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and variable interest entities.

Notes:

(1)	The sole shareholder of Wuhan Ouyue is Mr. Shaojie Chen, our founder, CEO and director.
(2)

The shareholders of Wuhan Douyu and their relationship with our company are as follows: (i) Mr. Chen (35.15%), our founder, CEO and director; (ii) Linzhi Lichuang (18.98%), an affiliate of Nectarine, one of our shareholders; (iii) Mr. Dongqing Cai (13.18%), the beneficial owner of Aodong Investments Limited, one of our shareholders; (iv) Beijing Fengye (13.16%), 99.99% of its interests is owned by Wuhan Ouyue; (v) Beijing Phoenix (8.08%), an affiliate of Phoenix Fuju Limited, one of our shareholders; (vi) Mr. Wenming Zhang (3.92%), our co-founder, co-CEO and director, and (vii) certain other third-party investors.

Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders

Currently, our business in China are operated primarily through Wuhan Douyu and Wuhan Ouyue due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other Internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Telecommunications Services”, “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Transmission of Audio-Visual Programs”, and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Game Operation.” We are a company incorporated in the Cayman Islands. Douyu Yule, our PRC subsidiary, is considered as a foreign-invested enterprise. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Wuhan Ouyue and Wuhan Douyu, our VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our combined and consolidated financial statements under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

In the opinion of Han Kun Law Offices, our PRC counsel:

•	the ownership structures of our VIEs and Douyu Yule as of the date of this annual report do not and will not contravene any PRC laws or regulations currently in effect; and

•

the contractual arrangements among Douyu Yule, our VIEs and their respective shareholders governed by PRC laws are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our live streaming business and other Internet related business do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure”. The following is a summary of the contractual arrangements by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, and Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue.

Wuhan Douyu

Share Pledge Agreement

Pursuant to a series of share pledge agreements entered into in May 2018 by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, the shareholders of Wuhan Douyu pledged all of their equity interests in Wuhan Douyu to Douyu Yule, to guarantee Wuhan Douyu’s performance of its obligations under the exclusive business cooperation agreement. If Wuhan Douyu breaches its contractual obligations under the exclusive business cooperation agreement, Douyu Yule will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. The pledges under the share pledge agreements have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations. In January 2019, the existing share pledge agreement to which Mr. Chen is a party was replaced with an amended and restated share pledge agreement on substantially similar terms due to equity transfers.

Exclusive Option Agreement

Pursuant to a series of exclusive option agreements entered into in May 2018 by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, the shareholders of Wuhan Douyu irrevocably granted Douyu Yule or its designated person, an exclusive option to purchase at its discretion, all or part of the equity interests in Wuhan Douyu held by the shareholders of Wuhan Douyu at the price of RMB1.0 or at the lowest price permitted by PRC law, whichever is lower. In addition, Wuhan Douyu irrevocably granted Douyu Yule or its designated person an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by Wuhan Douyu, to the extent permitted under PRC law and at the lowest price permitted by PRC law. In January 2019, the existing exclusive option agreement to which Mr. Chen is a party was replaced with an amended and restated exclusive option agreement on substantially similar terms due to equity transfers.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into in May 2018 by and between Douyu Yule and Wuhan Douyu, Wuhan Douyu agreed to engage Douyu Yule as its exclusive provider of business support, technical and consulting services, including technical services, network support, business consultation, intellectual property licensing, equipment leasing, market consultancy, system integration, product research and development and system maintenance, in exchange for service fees. Under these arrangements, the service fees, subject to adjustment at Douyu Yule’s sole discretion, are equal to all of the net profit of Wuhan Douyu. Therefore, Douyu Yule enjoys all the economic benefits derived from the businesses of Wuhan Douyu.

Power of Attorney

Pursuant to a series of powers of attorney issued by each shareholder of Wuhan Douyu in May 2018, the shareholders of Wuhan Douyu irrevocably appointed Douyu Yule or a director authorized by Douyu Yule as their attorney-in-fact to act on their behalf on all matters of Wuhan Douyu and to exercise all of their rights as registered shareholders of Wuhan Douyu. In January 2019, the existing power of attorney issued by Mr. Chen was replaced with a new power of attorney on substantially similar terms due to equity transfers.

Spousal Consent Letters

Pursuant to a series of spousal consent letters executed by the spouses of the individual shareholders of Wuhan Douyu, Mr. Chen, Mr. Wenming Zhang and Mr. Dongqing Cai in May 2018, the signing spouses confirmed and agreed that the equity interests of Wuhan Douyu are the own property of their spouses and shall not constitute the community property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Wuhan Douyu held by their spouses. In January 2019, the existing spousal consent letter executed by Mr. Chen’s spouse was replaced with a new spousal consent letter on substantially similar terms due to equity transfers.

Wuhan Ouyue

Share Pledge Agreement

Pursuant to the share pledge agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Chen, the sole shareholder of Wuhan Ouyue, Mr. Chen pledged all of his equity interests in Wuhan Ouyue to Douyu Yule, to guarantee Wuhan Ouyue’s performance of its obligations under the exclusive business cooperation agreement. If Wuhan Ouyue breaches its contractual obligations under the exclusive business cooperation agreement, Douyu Yule will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. The pledge under the share pledge agreement has been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.

Exclusive Option Agreement

Pursuant to the exclusive option agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Chen, the sole shareholder of Wuhan Ouyue, Mr. Chen irrevocably granted Douyu Yule or its designated person, an exclusive option to purchase at its discretion, all or part of the equity interests in Wuhan Ouyue held by Mr. Chen at the price of RMB1.0 or at the lowest price permitted by PRC law, whichever is lower. In addition, Wuhan Ouyue irrevocably granted Douyu Yule or its designated person an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by Wuhan Ouyue, to the extent permitted under PRC law. Subject to relevant PRC laws and regulations, Wuhan Ouyue and Mr. Chen shall return any amount of purchase price they have received to Douyu Yule.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business operation agreement dated May 29, 2018 by and between Douyu Yule and Wuhan Ouyue, Wuhan Ouyue agreed to engage Douyu Yule as its exclusive provider of business support, technical and consulting services, including technical services, network support, business consultation, intellectual property licensing, equipment leasing, market consultancy, system integration, product research and development and system maintenance, in exchange for service fees. Under these arrangements, the service fees, subject to Douyu Yule’s adjustment, are equal to all of the net profit of Wuhan Ouyue. Douyu Yule may adjust the service fees at its sole discretion. Douyu Yule enjoys all the economic benefits derived from the businesses of Wuhan Ouyue.

Power of Attorney

Pursuant to the power of attorney dated May 29, 2018 issued by Mr. Chen, the sole shareholder of Wuhan Ouyue, Mr. Chen irrevocably appointed Douyu Yule or a director authorized by Douyu Yule as his attorney-in-fact to act on his behalf on all matters of Wuhan Ouyue and to exercise all of his rights as a registered shareholder of Wuhan Ouyue.

Spousal Consent Letter

Pursuant to the spousal consent letter dated May 29, 2018 executed by the spouse of Mr. Chen, the sole shareholder of Wuhan Ouyue, the signing spouse confirmed and agreed that the equity interests of Wuhan Ouyue are the own property of Mr. Chen and shall not constitute the community property of the couple. The signing spouse also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Wuhan Ouyue held by Mr. Chen.

4.D.	Property, Plant and Equipment

Our corporate headquarters are located in Wuhan, China. As of December 31, 2019, we have leased office space with an aggregate area of approximately 32,586 square meters, of which approximately 29,297 square meters are in Wuhan, approximately 1,285 square meters are in Beijing, approximately 1,859 square meters are in Shanghai, and approximately 144 square meters are in Guangzhou. Our physical servers are primarily hosted at Internet data centers owned by major domestic Internet data center providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information—Item 3.D. Risk Factors” and elsewhere in this annual report.

For the impact of foreign currency fluctuations on the company, and the extent to which foreign currency net investments are hedged by currency borrowing and other hedging instruments, please refer to , “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk.”

5.A.	Operating Results

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s game-centric live streaming industry, which include:

•	China’s overall economic growth;

•	Usage and penetration rate of mobile Internet and mobile payment;

•	Growth and competitive landscape of China’s live streaming market, especially game-centric live streaming market;

•	Growth of China’s online game market, especially e-Sports market; and

•	Governmental policies and initiatives affecting China’s live streaming industry, including game live streaming and eSports.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the game-centric live streaming industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to maintain and expand our user base and enhance our user engagement

We have a large and highly engaged user base, which drives our revenue growth. As of December 31, 2018 and 2019, we had 253.6 million and 337.9 million registered users, respectively. Our average mobile MAUs increased from 42.1 million in the fourth quarter of 2018 to 54.4 million in the fourth quarter of 2019, while our average MAUs increased from 153.5 million to 165.8 million in the same period. Our brand awareness and pivotal position in the game-centric live streaming industry allows us to continue to acquire users through organic growth. Our ability of effectively maintaining and expanding our user base will affect the growth of our business and our revenue going forward.

We have generally achieved steady growth in our user base since 2017. We experience some seasonality in our user base expansion. Average MAUs during the Chinese New Year holidays and exam periods of the school year generally tend to be lower, while the growth of average MAUs generally tends to accelerate during school holidays, such as summer and winter breaks, and tends to slow down at the beginning and during the exam periods of the school year.

Our user base and level of user engagement help us attract top streamers who produce quality content. The curated content and interactive features of our platform help attract and retain users and encourage user participation, which in turn drives up virtual gifting activities and our live streaming revenue. Our game live streaming combined with a broad range of other entertainment contents have been highly effective in attracting user traffic and boosting user spending. In addition, the broad user reach and attractive commercial proposition of our platform continuously draw advertisers, game developers and other participants of the eSports industry to our platform.

We seek to continually grow our user base, invest in our brand recognition and stimulate active user engagement to strengthen our leadership position in the game-centric live streaming market. Our ability to maintain and expand our user base, as well as maintain and enhance user engagement, depends on, among other things, our ability to recruit, train, and retain high-quality streamers, continually produce quality content, maintain our pivotal position in the ever-growing eSports industry in China, and continually improve our users’ entertainment experience through technological innovation.

We intend to further explore overseas markets to expand our user base through both organic expansion and selective investments. We acquired Nonolive in 2018, which is a mobile live streaming platform mainly focused on the Southeast Asia market. We also expanded into other overseas markets through various channels, such as Japan and South America. For details, please refer to Note 3 to the combined and consolidated financial statements for the years ended December 31, 2018 and 2019 included elsewhere in this annual report.

Our ability to attract and retain popular streamers and to enhance the quality of our content

Popular streamers are critical to maintaining and expanding our user base and enhancing user engagement. The high quality content generated by our top streamers increases the vibrancies of our user community and in turn drives the growth of our revenue across live streaming, advertisement and game distribution. Our ability to attract and retain top streamers depends on, among other things, our brand awareness, size and engagement of our user base, the support from our platform, and monetization opportunities.

We will continue to attract, nurture and promote our streamers through our comprehensive streamer development system and increase our streamers’ stickiness to and reliance on our platform.

Our ability to capitalize on the eSports industry

We believe our platform is strategically positioned to benefit from the growth of the eSports market in China. Our average total eSports MAUs were approximately 95.8 million and 101.8 million in the fourth quarter of 2018 and 2019, respectively. Leveraging our early-mover advantage in eSports in China, we have built a platform that is appealing to eSports streamers, game developers and publishers, professional players and eSports tournament organizers as a result of our broad user reach, high user engagement, strong brand awareness, and attractive monetization opportunities.

We expect to continue to source and promote more eSports content on our platform, obtain more broadcasting rights, invest in eSports sponsorships, and organize high-profile eSports events. Our ability to secure coveted eSports content allows us to attract and retain more users, and also allows us to enhance our user engagement, increase our users’ willingness to pay, extend the lifespan of the related eSports games, and strengthen our brand awareness among all participants in the eSports industry, which drives the growth of our paying users and our business in the long term.

Our ability to strengthen monetization capabilities

We generate revenue from a diverse range of monetization channels including (i) live streaming and (ii) advertisement and others. Our live streaming revenue is primarily driven by the number of paying users and ARPPU. We have experienced growth in the number of paying users since 2017 as a result of continual promotion of our streamers and expansion of virtual gifting scenarios. Our annual paying user base grew from 9.3 million in 2018 to 17.5 million in 2019. We intend to attract and train more popular streamers, provide more quality content, diversify user paying scenarios on our platform, and enhance interaction between streamers and viewers to increase user willingness to pay. We have generally experienced a steady increase in the number of our paying users and paying ratio due to active cultivation of our users’ paying habits through compelling content and various promotional activities and events. We have experienced in the past and may continue to experience some fluctuations in our paying users or paying ratio due to less promotional activities in some quarters or diluted paying user base as compared to total MAUs.

We provide effective and targeted advertising solutions that reach a broad audience with attractive demographics to incentivize more spending by existing advertising customers and to attract new advertising customers. We continue to innovate our advertising methods, as well as to improve advertisement efficiency. We will monitor market developments and consider deepening our partnerships with game developers and publishers to increase our participation in game distribution. We also plan to further explore other monetization channels including promotional channels for new games and online ticketing for eSports and other game events to provide a holistic suite of services to our users.

We believe our large and engaged user base and our leading position in China’s game-centric live streaming ecosystem will allow us to continue to enhance our monetization efficiency and diversification.

Our ability to further improve cost efficiency and economies of scale

We have made significant investments in our technology, brand, streamers and team. Our costs consist primarily of revenue sharing fees, content cost and bandwidth costs. Our expenses primarily consist of sales and marketing expenses, general and administrative expenses and research and development expenses. It is critical for us to manage our costs and expenses effectively and improve operational efficiency. We believe our platform has achieved strong operating leverage and economies of scale. For example, bandwidth cost has dropped from 15.2% of total net revenue in 2018 to 8.5% in 2019.

Our ability to achieve greater cost efficiency and economies of scale also depends on our ability to efficiently manage and control our costs and expense. We plan to upgrade our technological capabilities and infrastructure to support the growth of our business. We expect that the adoption of advanced streaming technologies and strong business growth will enable us to improve operational efficiency and to benefit further from economies of scale.

Key Components of Results of Operations

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Net revenues(1)	1,885.7	3,654.4	7,283.2	1,041.1
Cost of revenues	(1,890.4)	(3,503.4)	(6,087.0)	(870.1)

Gross (loss)/profit	(4.7)	151.0	1,196.2	171.0

Operating expenses:
Sales and marketing expenses	(310.3)	(538.9)	(598.7)	(85.6)
Research and development expenses	(212.1)	(329.3)	(383.9)	(54.9)
General and administrative expenses(2)	(100.6)	(196.8)	(446.1)	(63.8)
Other operating income, net	9.3	54.9	100.8	14.5

Total operating expenses	(613.7)	(1,010.1)	(1,327.9)	(189.8)

Loss from operations	(618.4)	(859.1)	(131.7)	(18.8)
Other expense, net	(0.3)	(20.2)	(22.8)	(3.3)
Foreign exchange gain (loss), net	—	(75.6)	32.0	4.6
Interest income	6.9	85.8	159.1	22.7

Income (loss) before income taxes	(611.8)	(869.1)	36.6	5.2

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Income tax expenses	—	—	—	—
Share of loss in equity method investments	(1.1)	(7.2)	(3.3)	(0.4)

Net income (loss)	(612.9)	(876.3)	33.3	4.8
Net loss attributable to noncontrolling interest	—	—	(6.5)	(0.9)
Deemed dividend	—	(6.7)	—	—

Net income (loss) attributable to ordinary shareholders of the Company	(612.9)	(883.0)	39.8	5.7

Net income (loss)	(612.9)	(876.3)	33.3	4.8

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	—	325.6	109.5	15.6

Comprehensive income (loss)	(612.9)	(550.7)	142.8	20.4

Note:

(1)

We adopted ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” and its amendments for the year ended December 31, 2019 with modified retrospective method, and thus the comparative financial information has not been restated.

(2)	Includes share-based compensation of RMB17.6 million, RMB35.4 million and RMB290.8 million (US$41.5 million) in 2017, 2018 and 2019, respectively.

Revenue

We generate revenue mainly from (i) live streaming and (ii) advertisement and other revenues.

The following table sets forth sources of our revenue in absolute amounts and as percentages of total net revenue for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
Net revenues	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Live Streaming	1,521.8	80.7	3,147.2	86.1	6,617.3	946.0	90.9
Advertisement and others	363.9	19.3	507.2	13.9	665.9	95.1	9.1

Total	1,885.7	100.0	3,654.4	100.0	7,283.2	1,041.1	100.0

Live Streaming

We primarily generate live streaming revenues through the sales of virtual gifts. See “Item 4. Information of the Company—4.B. Business Overview—Monetization opportunities—Live Streaming”. We expect that our revenues from live streaming derived from the sale of virtual gifts to increase as we grow our user base, enhance our user engagement, expand virtual gifting scenarios, increase users’ willingness to pay, and continue to capitalize on the significant market potential of eSports.

Advertisement and Others

We generate advertisement revenue primarily through offering various forms of advertising services and promotion campaigns to advertisers, including (i) integrated promotion activities during live streaming, (ii) advertisement display, and (iii) online and offline events-related advertisements. To a lesser extent, we also generate revenue from revenue sharing arrangements with game developers and publishers through game distribution. See “Item 4. Information of the Company—4.B. Business Overview—Monetization Opportunities—Advertisement and Others.” We expect that our revenues from advertisement will grow as a result of our increased brand awareness, broader user base, increase in user traffic, and continuous innovation in advertisement format.

Cost of Revenues

Our cost of revenues consists of (i) revenue sharing fees and content cost, (ii) bandwidth cost, and (iii) other. The table below sets forth a breakdown of the components of cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
Cost of Revenues	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenue sharing fees and content cost(1)	1,373.1	72.6	2,790.0	79.6	5,176.5	740.0	85.0
Bandwidth cost	433.6	22.9	555.9	15.9	617.8	88.3	10.1
Other	83.7	4.5	157.5	4.5	292.8	41.8	4.9

Total	1,890.4	100.0	3,503.4	100.0	6,087.1	870.1	100.0

Note:

(1)	Include content right costs which are expensed over the streaming periods.

Revenue sharing fees and content cost. Our revenue sharing fees represent our payment to streamers and talent agencies based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription based privileges. When a viewer sends a virtual gift to a streamer, we pay a certain percentage of the sales of virtual gifts to the streamers or the talent agency of which the streamer is a member. Our content cost mainly covers (i) sign-up bonus to top exclusive streamers, a monthly payment that is determined based on the streamers’ performance matrix, (ii) costs we incurred in purchasing content rights, and (iii) our investments in generating self-produced content. We expect the revenue sharing fees and content cost to increase in absolute amount as our business grows and we further expand our content offerings, enhance user engagement and strengthen investment in eSports-related contents. We expect the percentage of revenue sharing fees and content cost of total net revenues to decline as we benefit from economies of scale, and industry-wide effort in rationalizing the sign-up bonus to top streamers.

Bandwidth cost. Bandwidth cost is fees that we pay to telecommunication service providers for bandwidth and content delivery-related services. We expect our bandwidth cost continue to increase in absolute amount as our user base and user engagement grow, partially offset by upgrades in our technology infrastructure, proactive management in peak traffic times and decrease in unit purchase price from third-party bandwidth service providers. We expect the percentage of bandwidth cost of total net revenues to decline as we benefit from economies of scale.

Others. Other costs include fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, depreciation of servers, cost related to data center services, cost related to eSports teams which we invested in and other IT infrastructure expenditures.

Operating Expenses

Our operating expenses consist of (i) sales and marketing expenses; (ii) research and development expenses; (iii) general and administrative expenses; and (iv) other operating income.

The following table sets forth the components of our operating expenses in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
Operating Expenses	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Sales and Marketing expenses	310.3	50.6	538.9	53.4	598.7	85.6	45.1
Research and development expenses	212.1	34.6	329.3	32.6	383.9	54.9	28.9

	For the Year Ended December 31,
	2017		2018		2019
Operating Expenses	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
General and administrative expenses	100.6	16.4	196.8	19.4	446.1	63.8	33.6
Other operating income net	(9.3)	(1.6)	(54.9)	(5.4)	(100.8)	(14.5)	(7.6)

Total	613.7	100.0	1,010.1	100.0	1,327.9	189.8	100.0

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of (i) salaries and benefits for our sales and marketing employees, (ii) branding and advertisement expenses, include costs of placing advertisements, holding promotional events and developing and designing marketing campaigns to generate user traffic to our platform, and (iii) share-based compensation and (iv) other expenses, such as sponsorship of eSports tournaments for which we have naming rights. We expect our sales and marketing expenses to continue to grow in absolute amount as we continue to promote our brand as well as grow our business.

Research and Development Expenses

Our research and development expenses primarily consist of (i) salaries and benefits for our research and development employees, and (ii) share-based compensation and (iii) other expenses primarily including depreciation related to research use. We expect our research and development expenses to continue to grow in absolute amount as we continue to upgrade IT technology and infrastructure to offer better user experience.

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) salaries and benefits for our general and administrative staff, (ii) share-based compensation, (iii) professional service fees, and (iv) other expenses primarily including travel expenses, general office expenses, and office rental expenses. We expect our general and administrative expenses to grow in absolute amount as we grow our business and incur additional costs related to operating as a public company and complying with our reporting obligations under the U.S. securities laws.

Other Operating Income, net

Our other operating income, net primarily consists of (i) gain on government subsidies, which refer to funds we received from local government, and (ii) gain or loss on litigation settlement.

Other expense, net

Our other expense, net primarily consists of the impairment loss from equity method investments, and the disposal loss of cost method investments.

Foreign currency translation adjustments

Foreign currency translation adjustments are reported as a cumulative translation adjustments and are shown as a component of other comprehensive income. A cumulative translation adjustment is resulted from the translation of the financial statements of the consolidating entities within the group with functional currency other than the group’s reporting currency in Renminbi. The cumulative translation adjustment for the year ended December 31, 2019 was mainly attributable to the amount of cash and cash equivalents held at the Cayman Islands holding company level and the appreciation in Renminbi against U.S. dollar for the year ended December 31, 2019. We expect that the foreign currency translation adjustments will continue to fluctuate in accordance with the fluctuation between Renminbi and U.S. dollars in future periods.

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue. Our revenue increased by 99.3% from RMB3,654.4 million in 2018 to RMB7,283.2 million (US$1,041.1 million) in 2019, mainly attributable to the increase in our live streaming revenue.

Live streaming revenue. Our live streaming revenue increased by 110.3% from RMB3,147.2 million in 2018 to RMB6,617.3 million (US$946.0 million) in 2019, which was mainly due to growth of both of our paying users and ARPPU, as a result of our continuing efforts in growing our user base, and developing users’ willingness to pay through diversifying content on the platform, upgrading user experience and strengthening user-streamer interactions.

Advertisement and other revenues. Our advertisement and other revenues increased by 31.3% from RMB507.2 million in 2018 to RMB665.9 million (US$95.1 million) in 2019, primarily as a result of the company’s broadened brand awareness and the corresponding increase in demand from advertisers.

Cost of revenues. Our cost of revenues increased by 73.7% from RMB3,503.4 million in 2018 to RMB6,087.0 million (US$870.1 million) in 2019, primarily due to the increase in revenue sharing fees and content cost.

Revenue sharing fees and content cost. Our revenue sharing fees and content cost increased by 85.5% from RMB2,790.0 million in 2018 to RMB5,176.5 million (US$740.0 million) in 2019, primarily due to increases in revenue sharing fees which were in line with the increases in total net revenue, and the increases in content costs attributable to the Company’s investment in eSports-related content.

Bandwidth cost. Our bandwidth cost increased by 11.1% from RMB555.9 million in 2018 to RMB617.8 million (US$88.3 million) in 2019, primarily as a result of the increases in bandwidth usage resulting from growing user traffic and user engagement on our platform, partially offset by a lower unit purchase price and improved utilization efficiency as a result of our proactive management in peak traffic times and technology upgrades.

Gross profit (loss) and gross profit margin. As a result of the foregoing, we had gross profit of RMB1,196.2 million (US$171.0 million) in 2019, as compared to gross profit of RMB151.0 million in 2018. Our gross margin improved from 4.1% to 16.4% during the same periods.

Total operating expenses. Our total operating expenses increased by 31.4% from RMB1,010.1 million in 2018 to RMB1,327.9 million (US$189.8 million) in 2019.

Sales and marketing expenses. Our sales and marketing expenses increased by 11.1% from RMB538.9 million in 2018 to RMB598.7 million (US$85.6 million) in 2019. This increase was primarily attributable to our increasing efforts in promoting our products and brand name, and the recognition of share-based compensation expenses starting in 2019.

Research and development expenses. Our research and development expenses increased by 16.6% from RMB329.3 million in 2018 to RMB383.9 million (US$54.9 million) in 2019. The increase was primarily due to the increase in staff cost as a result of the continual research and development efforts for various business segments, and the recognition of share-based compensation expenses starting in 2019.

General and administrative expenses. Our general and administrative expenses increased by 126.7% from RMB196.8 million in 2018 to RMB446.1 million (US$63.8 million) in 2019. This increase was primarily attributable to the increase in share-based compensation expenses, and employee salaries and benefits as a result of our business growth.

Other operating income, net. Our other operating income, net increased from RMB54.9 million in 2018 to RMB100.8 million (US$14.4 million) in 2019. The increase is mainly attributable to the increase in the government subsidies.

Foreign exchange gain (loss), net. We had a foreign exchange loss of RMB75.6 million in 2018 and a foreign exchange gain of RMB32.0 million (US$4.6 million) in 2019. The increase is mainly relating to a realized gain from a repayment in U.S. dollar from one of our shareholders in connection with our reorganization.

Interest income. Interest income consists of interests earned on bank deposits. We recorded RMB85.8 million in 2018 and RMB159.1 million (US$22.7 million) in 2019, respectively. The increase in interest income was mainly due to the increase in our bank deposits as a result of the proceeds we received from our IPO in July 2019 and our improved cash flow.

Income (Loss) before income tax expenses. As a result of the foregoing, we incurred loss before income tax of RMB869.1 million in 2018, and realized an income before income tax expenses of RMB36.6 million (US$5.2 million) in 2019.

Income tax expense. We had no income tax expense in 2018 and 2019 due to our cumulative net losses and the resulting tax loss carryforward.

Net income (loss). We realized a net income of RMB33.3 million (US$4.8 million) in 2019, compared to a net loss of RMB876.3 million in 2018.

Adjusted net income (loss). We realized an adjusted net income of RMB346.4 million (US$49.5 million) in 2019, compared to an adjusted net loss of RMB818.5 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017” beginning on page 101 of the Company’s prospectus filed with the Securities and Exchange Commission on July 18, 2019 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333-230976) incorporated by reference into this annual report.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

Hong Kong

Our subsidiaries in Hong Kong are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.

PRC

Generally, our subsidiary and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

A Software Enterprise is entitled to an income tax exemption for two years beginning with its first year of profitable operation after offsetting tax losses incurred from prior years and a 50% reduction to a rate of 12.5% for the subsequent three years. Enterprises wishing to enjoy the status of a Software Enterprise must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential enterprise income tax rates. These enterprises will be subject to the tax authorities’ review each year as to whether they are entitled to use the relevant preferential treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential rate but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise status. Douyu Yule, Wuhan Ouyue and Wuhan Douyu have obtained the Software Enterprise status in 2019.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the preferential rate of 5%. Pursuant to the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) It must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Effective from November 1, 2015, the above mentioned approval requirement has been abolished by the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. Accordingly, our Hong Kong subsidiary, Douyu Hongkong Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Our PRC subsidiary and PRC variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

We are subject to value-added tax, or VAT, at a rate of 6% on the services we provide and 16% before April 1, 2019 and 13% after April 1, 2019 on sales of goods, in each case less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

British Virgin Islands

Under the current laws of the British Virgin Islands, our company is not subject to tax on income or capital gains. In addition, upon payments of dividends by our British Virgin Islands subsidiary to its shareholders who are not resident in the British Virgin Islands, no British Virgin Islands withholding tax will be imposed.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the combined and consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined and consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of Consolidation

We prepare our combined and consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of each fiscal period and our reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

Adoption of ASU No. 2014-09 “Revenue from Contracts with Customers”

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”) as modified by subsequently issued ASUs 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively “ASU 2014-09”).

On January 1, 2019, we adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605. Based on our assessment, the adoption of ASC 606 did not have any material impact to our combined and consolidated financial statements and there were no material differences between our adoption of ASC 606 and our historic accounting under ASC 605.

The following table disaggregates our revenue by major type for the years ended December 31, 2017, 2018 and 2019:

	Years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Live streaming	1,521,784,105	3,147,196,247	6,617,291,032	945,948,914
Advertisement	248,846,529	342,169,195	513,265,806	73,371,902
Other	115,086,367	165,017,684	152,673,415	21,824,830

Total	1,885,717,001	3,654,383,126	7,283,230,253	1,041,145,646

Live streaming

We principally engage in operating our own live streaming platforms, which enable streamers and users to interact with each other during live streaming. The users have the option to purchase virtual currency, which is non-refundable and can only be used to redeem for virtual items to be used in the live streaming sessions on the our platforms. Unredeemed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below.

Virtual items are categorized as consumable and time-based items. Consumable items consist of virtual gifts presented from the users to the streamers to show their support, and are consumed immediately upon redemption and time-based items consist of monthly premium subscription services.

We have evaluated and determined that it is the principal and views the users to be our customers. Specifically, we control the virtual items before they are transferred to users. Our control is evidenced by our sole ability to monetize the virtual items before they are transferred to users, and is further supported by us being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, we report its live streaming revenue on a gross basis with amounts billed to users for the virtual items recorded as revenues and the revenue sharing fee paid to streamers or talent agencies recorded as cost of revenues. Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. We have determined that the virtual items represent one performance obligation in the live streaming service. Revenue related to each of the consumable items is recognized at the point in time when the virtual gifts is transferred directly to the streamers and consumed by them, while revenue related to time-based items is recognized ratably over a fixed period on a straight line basis. Although some virtual items have expiry dates, we consider that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented. We do not have further performance obligations to the user after the virtual items are consumed.

Virtual items may be sold individually or bundled into one arrangement. When our users purchase multiple virtual items bundled within the same arrangement, we allocate the total consideration to each distinct virtual item based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as we do not sell the virtual items separately, we determine the standalone selling price based on pricing strategies, market factors and strategic objectives. We recognize revenue for each of the distinct virtual item in accordance with the revenue recognition method discussed above unless otherwise stated.

Advertisement

We generate advertisement revenues from rendering of various forms of advertisement services and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on our platforms are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. We provide sales incentives in the forms of discounts and rebates to advertisers or advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the advertisers or agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience. For the years ended December 31, 2017, 2018 and 2019, the rebates recorded by us were RMB35.3 million, RMB44.4 million and RMB 64.3 million, respectively.

Other revenue

Other revenue mainly consists of game distribution revenue. Online games developed by third-party game developers are displayed through our platforms to attract users to download and play the games. We earn revenues from game developers in accordance with the pre-determined arrangements based on the in-game purchase amounts for the games downloaded or played through our platform. Game distribution revenue is recognized at a point in time when the purchase in game is made. Other revenue also includes ticket revenue for certain events held by us.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

We account for uncertainty in income taxes recognized in the combined and consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the combined and consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 and 2019.

Share-based compensation

We follow ASC 718 “Stock Compensation,” and under the fair value recognition provisions of ASC 718, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.

Upon closing of the issuance of Series A preferred equity, our two founding shareholders, Mr. Shaojie Chen and Mr. Wenming Zhang, entered into an arrangement with the investor, whereby a certain percentage of their equity interest in Wuhan Douyu (“Founders’ Equity”) became subject to service and transfer restriction. Such Founders’ Equity interest is subject to repurchase by us upon early termination of their requisite period of employment. The repurchase price is the minimum price permitted under PRC law. The Founders’ Equity shall be vested monthly in equal installment over the period from closing of the insurance of Series A Preferred Equity to 2018 year-end. This arrangement has been accounted for as a grant of restricted shares awards subject to service vesting conditions based on the fair value of the underlying equity interest at the grant date which is determined to be RMB18.65 per share.

In April 2018, board of directors adopted a restricted share unit scheme, which was approved by our board of directors and amended and restated in April 2019 (the “Amended and Restated 2018 RSU Scheme”). Under the Amended and Restated 2018 RSU Scheme, the maximum aggregate number of shares that may be issued shall not exceed 2,106,321 RSUs. One RSU represents one ordinary share. The Scheme shall be valid and effective for a period of 10 years.

On April 1, 2018, pursuant to a board of director resolution, 2,098,069 RSUs corresponding to 2,098,069 ordinary shares were granted to certain employees, directors and officers for zero cash subscription, of which 1,620,136 RSUs corresponding to 1,620,136 ordinary shares remain outstanding as of March 31, 2020. The RSUs are vested by equal instalment for 36 months upon our initial public offering.

The fair value per RSU was estimated as the fair value of ordinary share (RMB274.51 per share) at the date of grant.

In connection of the acquisition of Nonolive, Gogo Glocal, one of our wholly-owned subsidiaries, issued 4,900,000 ordinary shares, which represents 46% of its equity, to the founders for Nonolive. These ordinary shares are subject to transfer restriction and repurchase by us for a consideration of US$1 upon early termination of their requisite employment service period of 15 months. These ordinary shares will vest upon the earlier of the satisfaction of certain performance target as measured by number of daily active users or the requisite service period. This arrangement has been accounted for as a grant of restricted shares awards subject to service and performance conditions based on the fair value of the restricted ordinary share as of the dates of issuance, which was determined to be RMB18.45 per share.

With the assistance of a third party valuer, we used the discounted cash flow method to determine the underlying equity value of Gogo Glocal and adopted an equity allocation model to determine the fair value of the restricted shares as of the dates of issuance, which was determined to be at RMB18.45 per share. The aggregate fair value of the restricted shares was RMB90,425,865. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a fair value measurement categorized within Level 3 of the fair value hierarchy. Key assumptions include a discount rate range of 27% and a terminal growth rate of 3%.

On September 30, 2019, we and the founders of Nonolive entered into another agreement to renew the agreement, which was considered as a modification to the non-vested restricted equity. Pursuant to the agreement, (i) we injected additional capital of RMB100 million; (ii) we acquired 1,039,780 shares of ordinary shares from one of the founders for a consideration of US$1 due to an early termination of the employment, which was considered as forfeiture of the unvested restricted shares; (iii) 1,696,895 ordinary shares were vested immediately, of which 444,444 share were repurchased and (iv) the remaining 2,163,325 non-vested ordinary shares held by the founders are subject to transfer restriction and repurchase by us for a consideration of US$1 upon early termination of their renewed requisite employment service period and will be vested monthly in equal installments over the next 36 months, which was considered as a modification of unvested restricted share.

As a result of such modification, an increasing compensation cost of RMB28,224,142 was measured as the excess amount of the fair value of the modified restricted share over the fair value of the original restricted share. The fair value per share of the modified restricted shares of RMB43.92 is determined based on the share price and other pertinent factors as of the modification date. As of December 31, 2019, total unrecognized compensation expense was RMB25,872,131, which is expected to be recognized over a period of 33 months.

For details, please refer to Note 15 to the combined and consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 included elsewhere in this annual report.

Fair value of our ordinary share

Prior to our initial public offering in July 2019, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

•

Determining the fair value of our ordinary shares at the date of the grant of share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

•	Determining the fair value of our paid in capital of Wuhan Douyu as one of the inputs into determining the deemed dividend when issuing preferred equity.

The following table sets forth the fair value of our ordinary shares/paid in capital estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Fair Value per share/paid in capital	DLOM	Discount Rate	Type of valuation	Purpose of valuation
December 30, 2014	18.65	23.5%	25.0%	Discounted cash flow method	Fair value of restricted paid in capital in connection of share based compensation
February 3, 2016	81.47	23.0%	22.0%	Discounted cash flow method	Fair value of paid in capital in connection of deemed dividend related to Series B Preferred Equity
August 8, 2016	128.33	22.0%	21.5%	Discounted cash flow method	Fair value of paid in capital in connection of deemed dividend related to Series C Preferred Equity
April 1, 2018	274.51	10.5%	19.0%	Discounted cash flow method	Fair value of restricted share units granted in connection of share based compensation

The determination of the fair value of our ordinary shares/paid in capital of Wuhan Douyu requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size premium and non-systemic risk factors.

Discount for lack of marketability, or DLOM. DLOM was quantified by the average-price Asian put option model (“AAP Model”). Under AAP model, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. AAP model is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an IPO) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

A hybrid method of the probability-weighted expected return method (“PWERM”) and the option pricing method (“OPM”) was used to allocate equity value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” Under the PWERM, the values of ordinary shares and preferred shares are based upon the probability-weighted value derived through the OPM under liquidation, redemption and qualified IPO scenarios. Under the OPM, ordinary shares and preferred shares are treated as call options on equity value, with exercise prices based on the liquidation preferences, redemption payouts and qualified IPO automatic conversion of the preferred shares. The OPM involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimate the volatility of our shares to range from 41% - 52% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of our paid in capital of Wuhan Douyu increased from RMB18.65 as of December 30, 2014 to RMB81.47 as of February 3, 2016. DLOM decreased from 23.5% to 23% during the same period, primarily due to our expectations for the timing of our initial public offering. Meanwhile, the increase in fair value of our ordinary shares was attributable to organic growth of our business.

The fair value of our paid in capital of Wuhan Douyu increased from RMB81.47 as of February 3, 2016 to RMB128.33 as of August 8, 2016. DLOM decreased from 23% to 22% during the same period, primarily due to our expectations for the timing of our initial public offering. Meanwhile, the increase in fair value of our ordinary shares was attributable to organic growth of our business.

The fair value of our ordinary share increased from RMB128.33 as of August 8, 2016 to RMB274.51 as of April 1, 2018. DLOM decreased from 22% to 10.5% during the same period, primarily due to completion of 2018 Restructuring, and our expectations for the timing of our initial public offering. Meanwhile, the increase in fair value of our ordinary shares was attributable to organic growth of our business.

After our initial public offering, the closing market price of the underlying shares on the grant date is applied to determine the fair value of ordinary shares.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The amendment will be effective for annual reporting periods beginning after December 15, 2018 including interim periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted only for annual and interim periods beginning after December 15, 2016.

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). As an emerging growth company (“EGC”), we have elected to adopt the new revenue standard as of the effective date applicable to nonissuer and implemented the new revenue standards effective January 1, 2019, using the modified retrospective method for the annual reporting period for the year ended December 31, 2019. See details in Note 2.15 to our combined and consolidated financial statements included elsewhere in this annual report.

In January 2016, the Financial Accounting Standard Board (“FASB”) issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. In February 2018, the FASB issued ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10)” in which improvements were made to clarify ASU 2016-01. These aforementioned guidance is effective for annual reporting periods in fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The amendments related to equity securities without readily determinable fair values (including disclosure requirements) should be applied prospectively to equity investments that exist as of the date of adoption of the Update. See details in Note 2.14 to our combined and consolidated financial statements included elsewhere in this annual report.

Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), we meet the definition of an emerging growth company and have elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right of use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB further amended the guidance to provide another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize an accumulative effective adjustment to the opening balance of retained earnings in the period of adoption. For non-public business entities, these aforementioned guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years beginning after December 15, 2020. Early application of the guidance is permitted. As of December 31, 2019, we have RMB84.1 million of future minimum operating lease commitments that are not currently recognized on our combined and consolidated balance sheets, as shown in Note 20 to our consolidated financial statements included in this annual report. Therefore, we would expect changes to our combined and consolidated balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For non-public business entities, the guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. We do not expect any material impact on our combined and consolidated financial statements and related disclosures as a result of adopting the new standard.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350). The amendments in this Update modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Because these amendments eliminate Step 2 from the goodwill impairment test, they should reduce the cost and complexity of evaluating goodwill for impairment. For non-public business entities that are adopting the amendments in this Update should do so for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. We do not expect the adoption of this guidance will have a significant impact on our combined and consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments applicable to the disclosures of changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted, and an entity is also permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. We do not expect the adoption of this guidance will have a significant impact on our combined and consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for us on January 1, 2020. We are evaluating the effect that adoption of this guidance will have on our consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, which modifies ASC 740 to simplify the accounting for income taxes. The amendments simplify the accounting by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For non-public business entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. We are in the process of evaluating the impact on our consolidated financial statements upon adoption. For detailed discussion on recent accounting pronouncements, see Note 2.26 to our consolidated financial statements included elsewhere in this annual report.

Non-GAAP Financial Measure

To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to understand and evaluate our core operating performance: adjusted operating income (loss), which is calculated as operating income (loss) adjusted for share-based compensation expenses; adjusted net income (loss), which is calculated as net loss adjusted for shared-based compensation expenses, share of loss (income) in equity method investments and impairment loss on investments; adjusted net income (loss) attributable to DouYu, which is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of loss (income) in equity method investments and impairment loss of investments; and adjusted basic and diluted net income per ordinary shares, which is the non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

The table below sets forth a reconciliation from the GAAP measures to the non-GAAP measures for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions, excepts for shares, ADSs, per share and per ADS data)
Operating income (loss)	(618.4)	(859.1)	(131.7)	(18.8)
Add:
Share-based compensation expenses	17.6	35.4	290.8	41.5

Adjusted operating income (loss)	(600.8)	(823.7)	159.1	22.7

Net income (loss)	(612.9)	(876.3)	33.3	4.8
Add:
Share-based compensation expenses	17.6	35.4	290.8	41.5
Share of income (loss) in equity method investments	1.1	7.2	3.3	0.4
Impairment loss of investments	—	15.2	19.0	2.8

Adjusted net income (loss)	(594.2)	(818.5)	346.4	49.5

Net income (loss) attributable to DouYu	(612.9)	(876.3)	39.8	5.7
Add:
Share-based compensation expenses	17.6	35.4	290.8	41.5
Share of income (loss) in equity method investments	1.1	7.2	3.3	0.4
Impairment loss of investments	—	15.2	19.0	2.8

Adjusted net income (loss) attributable to DouYu	(594.2)	(818.5)	352.9	50.4

Adjusted net income (loss) per ordinary share
Basic	(72.6)	(101.7)	17.58	2.51
Diluted	(72.6)	(101.7)	11.74	1.68
Adjusted net income (loss) per ADS
Basic	—	—	1.76	0.25
Diluted	—	—	1.17	0.17
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ordinary share
Basic	8,188,790	8,115,160	19,254,661	19,254,661
Diluted	8,188,790	8,115,160	30,053,042	30,053,042
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ADS
Basic	—	—	192,546,612	192,546,612
Diluted	—	—	300,530,424	300,530,424

5.B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from our operations and contributions from our shareholders. As of December 31, 2019, we had RMB8,092.0 million (US$1,156.8 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and time deposits placed with banks with maturities of three months or less and money market funds stated at cost plus accrued interest.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we received from our initial public offering in July 2019. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We believe that our current cash and cash equivalents, together with our cash generated from operating activities and financing activities will be sufficient to meet our present anticipated working capital requirements and capital expenditures. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries, variable interest entities and their subsidiaries. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiary” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiary and PRC variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The following table presents the summary of our combined and consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by (used in) operating activities	(381.0)	(337.6)	813.2	116.2
Net cash used in investing activities	(92.0)	(265.0)	(246.3)	(35.2)
Net cash provided by (used in) financing activities	500.0	5,280.1	1,896.3	271.1
Effect of foreign exchange rate changes on cash and cash equivalents	(4.2)	345.1	109.5	15.7

Net increase in cash and cash equivalents	22.8	5,022.6	2,572.7	367.8

Cash, cash equivalents and restricted cash at the beginning of the year	516.8	539.6	5,562.2	795.1

Cash, cash equivalents and restricted cash at the end of the year	539.6	5,562.2	8,134.9	1,162.9

Operating activities

Net cash provided by operating activities was RMB813.2 million (US$116.2 million) in 2019. The difference between our net cash from operating activities and our net income of RMB33.3 million (US$4.8 million) was due to the recognization of share-based compensation of RMB290.8 million (US$41.5 million) in 2019, increase in deferred revenue of RMB130.0 million (US$18.6 million), increase in accounts payable of RMB86.4 million (US$12.4 million), decrease in prepayments of RMB85.5 million (US$12.2 million) and increase in amounts due to related parties of RMB65.5 million (US$9.4 million), partially offset by increase in accounts receivable of RMB69.5 million (US$9.9 million). The share-based compensation were recognized following our IPO in July 2019. The increase in accounts payable, amount due to related parties were mainly driven by growth in live streaming revenue, which contributed to more revenue sharing fee payables to our streamers or talent agencies. The increase in account receivables was primarily attributable to the increase in receivables generated from our customers such as advertisers, which was in line with our business growth. The decrease in prepayments was mainly due to our declining prepayments to exclusive top streamers as a result of industry-wide rationalization of their sign-up bonus.

Net cash used in operating activities was RMB337.6 million in 2018. The difference between our net cash used in operating activities and our net loss of RMB876.3 million was due to increase in accounts payable of RMB348.3 million, increase in accrued expenses and other current liabilities of RMB105.3 million, increase in amounts due to related parties of RMB73.0 million and increase in deferred revenue of RMB66.1 million, partially offset by increase in other current assets of RMB133.7 million, increase in prepayments of RMB50.9 million, and increase in amount due from related parties of RMB50.5 million. The increases in accounts payable, accrued expenses and other current liabilities, deferred revenue, amount due to related parties were attributable to our business growth which requires higher bandwidth capacity, results in more advance payments from users and generates more payables for marketing expense and content cost and more headcount. The increase in other current assets and prepayments was driven by our continuing efforts to provide quality content by securing top streamers.

Net cash used in operating activities was RMB381.0 million in 2017. The difference between our net cash used in operating activities and our net loss of RMB612.9 million was due to increase in accounts payable of RMB127.1 million, increase in amount due to related parties of RMB113.6 million, increase in accrued expenses and other current liabilities of RMB76.1 million and increase in deferred revenue of RMB30.9 million, partially offset by increase in accounts receivable of RMB95.3 million and increase in prepayments of RMB45.7 million, increase in other current assets of RMB17.8 million. The increases in accounts payable, amount due to related parties, deferred revenue, accounts receivable and accrued expenses and other current liabilities were attributable to our business growth which requires higher bandwidth capacity, results in more advance payments from users and generates more receivables from customers such as advertisers and more headcount. The increase in prepayments was driven by our continuing efforts to provide quality content by securing top streamers.

Investing activities

Net cash used in investing activities was RMB246.3 million (US$35.2 million) in 2019 primarily due to payment for investments of RMB114.6 million (US$16.4 million), purchase of intangible assets of RMB105.9 million (US$15.1 million), purchase of property and equipment of RMB16.0 million (US$2.3 million) and payment for acquisition of subsidiary, net of cash acquired, of RMB11.0 million (US$1.6 million), partially offset by proceeds on disposal of investment in associate of RMB1.0 million (US$0.1 million).

Net cash used in investing activities was RMB265.0 million in 2018 primarily due to payment for investments of RMB92.5 million, purchase of intangible assets of RMB83.2 million, payment for acquisition of subsidiary, net of cash acquired, of RMB58.0 million and purchase of property and equipment of RMB32.8 million, partially offset by proceeds on disposal of intangible assets of RMB1.5 million.

Net cash used in investing activities was RMB92.0 million in 2017 primarily due to payment for investments of RMB60.0 million, purchase of property and equipment of RMB23.8 million and purchase of intangible assets of RMB8.2 million.

Financing activities

Net cash provided by financing activities was RMB1,896.3 million (US$271.1 million) in 2019 primarily due to proceeds of RMB3,422.5 million (US$489.2 million) received on issuance of ordinary shares upon our completion of IPO in July 2019, partially offset by repurchase of shares under a share repurchase program authorized by our board of directors of RMB115.3 million (US$16.5 million) in December 2019.

Net cash provided by financing activities was RMB5,280.1 million in 2018 primarily due to (i) our completion of series E financing in March 2018, and (ii) the additional capital injection from one of our shareholders in connection with our reorganization.

Net cash provided by financing activities was RMB500.0 million in 2017 primarily due to completion of series D financing in Wuhan Douyu in June 2017.

Capital Expenditures

We made capital expenditures of RMB32.0 million, RMB116.0 million, and RMB122.0 million (US$17.4 million) in 2017, 2018 and 2019, respectively. In these years, our capital expenditures were mainly used for purchases of, intangible assets such as agency contract rights and computer software, and plant and equipment such as servers and computers. We will continue to make capital expenditures to meet the expected growth of our business. As of December 31, 2019, we did not have significant capital commitments.

Holding Company Structure

DouYu International Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, variable interest entities and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, variable interest entities and their subsidiaries. If our subsidiaries and variable interest entities or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries, variable interest entities and their subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries, variable interest entities and their subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries, variable interest entities and their subsidiaries. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiary.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our combined and consolidated financial statements against the consolidated affiliated entity’s share capital.

5.C.	Research and Development, Patents and Licenses, Etc.

Our advanced technology infrastructure and capabilities allow us to efficiently and effectively provide our services with superior user experience. Our platform incorporates the following features: (i) video and audio quality, (ii) content recommendation, (iii) image recognition, (iv) streamer discovery and evaluation and (v) advanced streaming capabilities. We continue to strengthen our technologies and big data analytic capabilities to enhance user experience and achieve operational efficiencies. See “Item 4. Information on the Company—4.B. Business Overview—Our Technology.”

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Years Ending
	Total	Less than 1 year	1 –3 years	3 –5 years	More than 5 years
	(RMB in millions)
Lease obligation(1)	84.1	45.0	39.0	—	—

Note:

(1)	Lease obligation represents our future minimum lease payments under non-cancelable operating leases agreements.

5.G.	Safe harbor

See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaojie Chen	36	Founder, Chief Executive Officer, Director
Wenming Zhang	35	Co-founder, Co-Chief Executive Officer, Director
Chao Cheng	29	Chief Operational Officer
Mingming Su	35	Chief Strategy Officer, Director
Hao Cao	40	Vice President, Director
Song Zhou	41	Director
Haiyang Yu	37	Director
Xi Cao	35	Independent Director
Zhaoming Chen	37	Independent Director
Xuehai Wang	45	Independent Director
Zhi Yan	47	Independent Director

Shaojie Chen is our founder. Mr. Chen has served as our director and chief executive officer since May 2014. Mr. Chen was the founder of Shenzhen Zhangmenren Network Technology Co., Ltd. and served as its general manager from May 2008 to March 2010. He was also the founder of Acfun, an online video platform in China and served as its chief executive officer from March 2010 to March 2012. Mr. Chen graduated from Shandong Youth University of Political Science in July 2007 majoring in computer science. Mr. Chen also completed the chief executive officer series courses (CKGSB CEO Program) in Cheung Kong Graduate School of Business in November 2018.

Wenming Zhang is our co-founder. Mr. Zhang has served as our director and co-chief executive officer since May 2014. Mr. Zhang was the co-founder of Shenzhen Zhangmenren Network Technology Co., Ltd. and served as the deputy general manager from May 2008 to December 2010. Mr. Zhang obtained his bachelor’s degree majoring in computer science and technology from Wuhan University of Technology in June 2006.

Chao Cheng has served as our chief operational officer since May 2014, responsible for our operations and content management. Mr. Cheng served as the operational specialist of Shenzhen Zhangmenren Network Technology Co., Ltd. from June 2010 to April 2011 and served as the project operational manager of Hangzhou Bianfeng Network Technology Co., Ltd. from April 2011 to June 2013. Mr. Cheng graduated from China University of Geosciences (Hankou Branch) in June 2012 majoring in computer science and has completed the courses for the EMBA program of Guanghua School of Management at Peking University in June 2018. Mr. Cheng also qualified as the Cisco Certified Internet Expert in August 2010.

Mingming Su has served as our chief strategy officer since November 2015 and our director since October 2016. Mr. Su oversees advertising, investor relations, investment and financing. Mr. Su served as the investment analyst of Shanda Computer (Shanghai) Co., Ltd. from March 2010 to March 2011, the investment manager of Hangzhou Bianfeng Network Technology Co., Ltd. from March 2011 to August 2012 and the vice president of investment at Shenzhen Qingsong Investment Management Partnership (Limited Partnership) from August 2012 to November 2015. Mr. Su obtained his bachelor’s degree majoring in library science and minoring in English from Anhui University in July 2007. Mr. Su also obtained his master of management majoring in library science from Chinese Academy of Sciences in March 2010.

Hao Cao has served as our vice president from November 2015 and as our director since October 2016. Mr. Cao is in charge of the internal control, corporate finance, and matters related to the financial management of our company. Mr. Cao served as the audit manager of Deloitte from July 2004 to January 2011, the chief financial officer of Firstextile AG from February 2011 to June 2015. Mr. Cao obtained his bachelor of science majoring in geology from China University of Geosciences in June 2001, and his master degree majoring in finance from Fudan University in June 2004. He is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.

Song Zhou has served as our director since March 2020. Ms. Zhou served as the auditor at Arthur Andersen Huaqiang Accounting Firm from July 2001 to June 2002, senior auditor at PricewaterhouseCoopers from July 2002 to June 2004, senior manager at Protiviti Shanghai Consulting Co. LTD from June 2004 to March 2011, the vice general manager of finance at Tencent from April 2011 till now. Ms. Zhou obtained her bachelor’s degree majoring in accounting from Sun Yat-sen University in June 2001.

Haiyang Yu has served as our director since May 2018. Mr. Yu served as the associate at China Growth Capital from April 2007 to February 2010, the associate at WI Harper Group from March 2010 to August 2011, the vice general manager at Tencent from August 2011 till now. Mr. Yu obtained his bachelor of science degree majoring in civil engineering from Tsinghua University in 2005.

Xi Cao has served as our director since November 2014. Mr. Cao is a partner of Sequoia Capital China. Prior to joining Sequoia Capital China in August 2013, he served as the product manager of Tencent Technology (Shenzhen) Co., Ltd. from June 2008 to March 2010, the operational director of Kingsoft Software Co. Ltd. from March 2010 to August 2011, and the investment director of Cowin Venture Capital Investments Limited from August 2011 to August 2013. Mr. Cao obtained his bachelor’s degree of science from Peking University in June 2008.

Zhaoming Chen has served as our director since July 2019. Mr. Chen has served as the chief financial officer of Dada Nexus Limited, a leading platform of local on-demand retail and delivery in China, from December 2018. Prior to that, Mr. Chen was the chief financial officer of Baozun Inc. (NASDAQ:BZUN), the leading brand e-commerce service partner in China from December 2012 to November 2018. Mr. Chen also served as the financial controller at LaShou Group Inc., an online social commerce company in China from 2011 to 2012 and an audit manager at Deloitte Touche Tohmatsu Certified Public Accountants LLP from 2004 to 2011. Mr. Chen obtained his bachelor’s degree in economics from Fudan University in 2004. He is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.

Xuehai Wang has served as our director since July 2019. Mr. Wang has served as the chairman of Jissbon Sanitary Products Co., Ltd. from December 1999 to August 2009 and then from August 2017 till now. Mr. Wang has also served as the president of Humanwell Healthcare (Group) Co., Ltd. from February 2003 to August 2006 and as the chairman from August 2006 till now. Mr. Wang obtained his bachelor’s degree in Geochemistry from China University of Geosciences in July 1996. He also obtained his master degree and doctorate degree in business management from Wuhan University in July 1999 and July 2003, respectively. Mr. Wang has also completed the courses for the EMBA program at Central Connecticut State University in August 2002.

Zhi Yan has served as our director since July 2019. Mr. Yan has served as the chairman of Zall Holding Co., Ltd. since December 2002, the co-chairman and co-chief executive officer of Zall Smart Commerce Group since June 2011, the chairman and director of China Infrastructure & Logistics Group Ltd. since November 2011, the director of LightInTheBox Holding Co., Ltd. (NYSE: LITB) since March 2016 and the chairman and the director of Hanshang Group since March 2019. Mr. Yan has completed the courses for the EMBA program at Wuhan University in February 2008 and also completed the courses for the EMBA program in Cheung Kong Graduate School of Business in September 2013. Mr. Yan obtained his doctorate degree in Chinese History from Wuhan University in June 2018.

6.B.	Compensation

Compensation

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB14.2 million (US$2.0 million) in cash to our directors and executive officers, and we paid an aggregate of RMB0.3 million cash compensation to certain of our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with each of our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless upon 30-day prior written notice by us or 60-day prior written notice by the executive officer to terminate such employment. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed not to disclose, use, transfer or sell, except in the course of employment with our company and for the purpose of carrying out his or her duties as an officer of our company, any of our confidential information or proprietary data so long as such information or proprietary data remains confidential and has not been disclosed or is not otherwise in the public domain. Each officer has agreed that we shall own all the intellectual property developed by such officer during his or her employment. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

DouYu International Holdings Limited 2019 Share Incentive Plan

In April 2019, we adopted the 2019 Share Incentive Plan (the “2019 Share Incentive Plan”). Under the 2019 Share Incentive Plan, the maximum aggregate number of shares we may issue is 3,456,869. The term of the options will not exceed ten years from the date the 2019 Share Incentive Plan was approved by the board. As of the date of this annual report, we have not granted any options under the 2019 Share Incentive Plan.

The following paragraphs summarize the terms of the 2019 Share Incentive Plan.

Types of Awards. The 2019 Share Incentive Plan permits the awards of options, restricted shares, restricted share units, share appreciation rights, rights to dividends, dividend equivalent rights and other rights or benefits under the 2019 Share Incentive Plan.

Plan Administration. After the completion of our initial public offering in July 2019, a committee formed in accordance with applicable stock exchange rules has administered the 2019 Share Incentive Plan, unless otherwise determined by the board.

Eligibility. Employees, directors and officers and the consultants of our company or an affiliate are eligible to participate pursuant to the terms of the 2019 Share Incentive Plan, provided, however, that the aggregate amount of awards to be granted to any participant shall not exceed 1% of the maximum aggregate number of shares that may be issued pursuant to all awards under the 2019 Share Incentive Plan.

Conditions of Award. The board, individuals authorized by the board or the committee formed after our initial public offering in July 2019 to administer the 2019 Share Incentive Plan, as the administrator, shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2019 Share Incentive Plan after ten years from the date the 2019 Share Incentive Plan was approved by the board.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2019 Share Incentive Plan, no award and no right under any such award shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution, provided that if so determined by the administrator, the recipient of an award may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise his or her rights, and to receive any property distributable, with respect to any award upon the death of the recipient. All shares or other securities issued or transferred under the 2019 Share Incentive Plan pursuant to any award or the exercise, sale, transfer and disposition thereof shall be subject to such stop transfer orders and other transfer or conversion restrictions as the administrator may deem advisable under the plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such shares or other securities are then listed, any applicable laws, and any arrangement to be entered into by our company with any depositary bank and/or the underwriters.

DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme

We adopted a restricted share unit scheme in April 2018 which was amended and restated in April 2019, or the Amended and Restated 2018 RSU Scheme. The purpose of the Amended and Restated 2018 RSU Scheme is to recognize and reward suitable personnel for their contribution to our Company, to attract suitable personnel, and to provide incentives to them to remain with and further contribute to our Company. Under the Amended and Restated 2018 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 2,106,321 ordinary shares. As of March 31, 2020, a total of 2,083,219 RSUs corresponding to 2,083,219 ordinary shares were granted and not forfeited under the Amended and Restated 2018 RSU Scheme. The RSUs are vested by equal installment for 36 months upon our initial public offering in July 2019. As of March 31, 2020, 463,083 RSUs corresponding to 463,083 ordinary shares have vested.

We issued 2,106,321 ordinary shares to Douyu Employees Limited for the purpose of transferring such shares to the plan participants according to the RSUs issued or to be issued to them under our Amended and Restated 2018 RSU Scheme adopted in April 2018. Douyu Employees Limited is an exempted company incorporated in the Cayman Islands and acts according to the Amended and Restated 2018 RSU Scheme and the trust deed entered into by and between the our company and Maples Trustee Services (Cayman) Limited on May 16, 2018. As of March 31, 2020, 463,083 RSUs corresponding to 463,083 ordinary shares out of such 2,106,321 ordinary shares have become vested. Douyu Employees Limited has waived its rights associated with the remaining 1,643,238 of such ordinary shares, including voting rights and dividend rights before the corresponding RSUs vest pursuant to the vesting schedule.

The following paragraphs summarize the terms of the Amended and Restated 2018 RSU Scheme.

Types of Awards. The Amended and Restated 2018 RSU Scheme permits the awards of RSUs.

Scheme Administration. The Amended and Restated 2018 RSU Scheme shall be administrated by the board and the trustee in accordance with the Amended and Restated 2018 RSU Scheme and the trust deed entered into by and between the company and Maples Trustee Services (Cayman) Limited on May 16, 2018. The powers and obligations of the trustee will be limited as set forth in the aforementioned trust deed. The board may by resolution delegate any or all of its powers in the administration of this Amended and Restated 2018 RSU Scheme to the administration committee or any other committee as authorized by the board for such purpose.

Eligibility. RSUs may be granted to any employee or any person as determined by the board to be eligible to participate in the Amended and Restated 2018 RSU Scheme.

Notice of Grant. Each award under the Amended and Restated 2018 RSU Scheme shall be evidenced by a letter or any such notice or document in such form as the board may from time to time determine, an offer of grant of award, which shall attach an acceptance notice. The grantee shall sign the acceptance notice and return it to the trustee or the company within the time period and in a manner prescribed in the notice of grant.

Conditions of Award. The board shall determine the provisions, terms, and conditions of each award including, but not limited to, eligible participant, vesting schedule, the lock-up arrangements upon vesting and other terms and conditions that the award is subject to.

Transfer Restrictions. Any award granted pursuant to this Amended and Restated 2018 RSU Scheme shall be personal to the grantee and shall not be assignable or transferable. No grantee shall in any way sell, transfer, assign, charge, mortgage, encumber, hedge or create any interest in favor of any other person over or in relation to any RSUs or any other property held by the trustee on trust for the grantees, awards, shares underlying any awards or any interest or benefits therein.

Voting Power and Dividend Right of the RSUs. No grantee shall enjoy any of the rights of a shareholder by virtue of the grant of an award pursuant to the Amended and Restated 2018 RSU Scheme, unless and until such shares underlying the award are actually transferred to the grantee upon the vesting of the RSU. None of the RSUs granted under this Amended and Restated 2018 RSU Scheme carry any right to vote at general meetings of the company or have any rights to any cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions from any shares underlying an unvested RSU, unless otherwise specified by the board.

Amendment of the Amended and Restated 2018 RSU Scheme. The Amended and Restated 2018 RSU Scheme may be altered, amended or waived in any respect by the board, provided that, such alteration, amendment or waiver shall not affect any subsisting rights of any grantee thereunder.

Term of the Amended and Restated 2018 RSU Scheme. The Amended and Restated 2018 RSU Scheme shall remain valid and effective until the 10th anniversary date of the date if was adopted.

Termination of the Amended and Restated 2018 RSU Scheme. The Amended and Restated 2018 RSU Scheme may be terminated at any time prior to the expiry of its term by the board, provided that, such termination shall not affect any subsisting rights of any grantee thereunder.

The following table summarizes, as of the date of this annual report, the number of RSUs that we granted to our directors and executive officers under the Amended and Restated 2018 RSU Scheme. We have not granted other equity awards to our directors or executive officers.

Name	Ordinary Shares Underlying RSUs	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaojie Chen	1,430,315	—	April 1, 2018	—
Wenming Zhang	313,236	—	April 1, 2018	—
Chao Cheng	*	—	April 1, 2018	—
Mingming Su	*	—	April 1, 2018	—
Hao Cao	*	—	April 1, 2018	—
Song Zhou	—	—	—	—
Haiyang Yu	—	—	—	—
Xi Cao	—	—	—	—
Zhaoming Chen	—	—	—	—
Xuehai Wang	—	—	—	—
Zhi Yan	—	—	—	—

Note: * Less than 1% of our total outstanding shares.

As of March 31, 2020, other grantees under the Amended and Restated 2018 RSU Scheme as a group held 162,899 RSUs.

For discussions of our accounting policies and estimates for awards granted pursuant to the Amended and Restated 2018 RSU Scheme, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

6.C.	Board Practices

Board of directors

Our board of directors consists of ten directors, including four independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the Nasdaq Stock Market generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the Nasdaq Stock Market permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. In addition, the interested director shall not vote (nor be counted in the quorum) on any resolution of our Board approving any contract or arrangement or any other proposal in which he or any of his close associates is materially interested in except for certain circumstances as set out in the Articles of Association. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the board of directors

We have established the following committees in our board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. The committees operate in accordance with terms of reference established by our board of directors.

Audit Committee. Our audit committee consists of Mr. Zhaoming Chen, Mr. Xuehai Wang and Mr. Zhi Yan. Mr. Zhaoming Chen is the chairman of our audit committee. We have determined that each of Mr. Zhaoming Chen, Mr. Xuehai Wang and Mr. Zhi Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Zhaoming Chen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Shaojie Chen, Mr. Wenming Zhang and Mr. Zhi Yan and is chaired by Mr. Shaojie Chen. We have determined that Mr. Zhi Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. Our officer may not be present at any committee meeting during which such officer’s compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Shaojie Chen, Mr. Wenming Zhang and Mr. Xuehai Wang, and is chaired by Mr. Shaojie Chen. We have determined that Mr. Xuehai Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•

recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board pursuant to the terms of the Fourth Amended and Restated Memorandum and Articles of Association, effective upon the completion of our initial public offering in July 2019;

•

reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•

developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•

developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

•	evaluating the performance and effectiveness of the board as a whole; and

•	review and approve compensation for our directors.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable director would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends and other distributions, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our directors are elected pursuant to the terms of our Fourth Amended and Restated Memorandum and Articles of Association. Mr. Shaojie Chen and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, have the right to appoint up to four directors. Nectarine, a wholly-owned subsidiary of Tencent, has the right to appoint up to two directors as long as it beneficially owns no less than 33% of the shares it beneficially owns immediately prior to the completion of our initial public offering in July 2019. Our board of directors has the right to appoint up to four independent directors and may appoint additional directors, if any. Directors appointed by a specified group may only be removed by the affirmative vote of such group.

Our directors are not subject to a term of office and hold office until such time as they are removed from office pursuant to the terms of the Fourth Amended and Restated Memorandum and Articles of Association. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) is prohibited by any applicable law or regulations of the Nasdaq from being a director; (v) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; or (vi) is removed from office pursuant to any other provision of our Fourth Amended and Restated Memorandum and Articles of Association.

Our officers are nominated by Mr. Shaojie Chen (who has a second or casting vote when there is an equality of votes) and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, and are elected by the board at such term and remuneration as the board sees fit.

6.D.	Employees

We had 1,948 employees as of December 31, 2019, and substantially all of our employees were based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2019:

	Number of Employees	Percentage
Operation and products	439	22.5%
Research and development	744	38.2%
Sales and marketing	125	6.4%
General and administration	640	32.9%
Total	1,948	100%

Our success depends on our ability to attract, retain and motivate qualified personnel. We adopt high standards in recruitment with strict procedures to ensure the quality of new hires. Moreover, we provide a robust training program for new employees that we hire, which we believe are effective in equipping them with the skill set and work place ethics that we require of our employees. We have developed a dynamic corporate culture that encourages innovation, technical skills and self-development.

We enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, commercial ethics policies and non-competition with most of our executive officers, managers and employees. These contracts typically include a non-competition provision effective during and up to two years after their employment with us and a confidentiality provision effective during and after their employment with us.

Our employees have formed the employee union. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 31,747,952 ordinary shares issued and outstanding as of March 31, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The table below excludes 1,643,238 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme, which has waived its rights associated with these 1,643,238 ordinary shares, including voting rights and dividend rights, before the corresponding RSUs vest pursuant to the vesting schedule, except when calculating the number of shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after the date of this annual report.

	Ordinary Shares
Directors and Executive Officers†	Number	Percentage of total ordinary shares	Percentage of aggregate voting power***
Shaojie Chen(1)	4,681,436	14.7	14.7
Wenming Zhang(2)	625,136	2.0	2.0
Chao Cheng	*	*	*
Mingming Su	*	*	*
Hao Cao	*	*	*
Song Zhou	—	—	—
Haiyang Yu	—	—	—
Xi Cao	—	—	—
Zhaoming Chen	—	—	—
Xuehai Wang	—	—	—
Zhi Yan	—	—	—
All Directors and Executive Officers as a Group	5,360,593	16.8	16.8

Principal Shareholders:
Nectarine Investment Limited(3)	12,068,104	38.0	38.0
Warrior Ace Holding Limited(4)	4,562,243	14.4	14.4
Phoenix Fuju Limited(5)	1,806,049	5.7	5.7
Investment funds affiliated with Sequoia Capital China and other group members(6)	2,940,792	9.3	9.3

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 31,747,952, being the number of ordinary shares outstanding as of March 31, 2020, excluding 1,643,238 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme, which has waived its rights associated with these 1,643,238 ordinary shares, including voting rights and dividend rights, before the corresponding RSUs vest pursuant to the vesting schedule, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after the date of this annual report .

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

The address of our directors and executive officers except for Ms. Song Zhou, Mr. Haiyang Yu, Mr. Xi Cao, Mr. Zhaoming Chen, Mr. Xuehai Wang and Mr. Zhi Yan is 20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, the People’s Republic of China. The business address for Ms. Zhou is Room 1631, Building C, Kexing Science Park, Kejizhongsan Avenue, Nanshan District, Shenzhen, the People’s Republic of China, the business address for Mr. Yu is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong, the business address for Mr. Cao is Room 3606, China Central Place Tower 3, 77 Jianguo Road, Beijing 100025, China, the business address of Mr. Chen is 22/F, Oriental Fisherman’s Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai, the People’s Republic of China, the business address for Mr. Wang is No. 666 Gaoxin Avenue, East Lake New Technology Development Zone, Wuhan, the People’s Republic of China, and the business address for Mr. Yan is Special #1, Julong Avenue, Panlong Town Economics Development Zone, Wuhan, the People’s Republic of China.

(1)

The number of ordinary shares beneficially owned represents (i) 4,562,243 ordinary shares held by Mr. Chen through Warrior Ace Holding Limited, or Warrior Ace; and (ii) 119,193 ordinary shares underlying the RSUs we granted to Mr. Chen under our Amended and Restated 2018 RSU Scheme, which will vest within 60 days after the date of this annual report. Warrior Ace is an exempted company incorporated with limited liability under the laws of the British Virgin Islands wholly-owned by Mr. Chen. The registered address of Warrior Ace is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Warrior Ace is beneficially owned and controlled by Mr. Chen.

(2)

The number of ordinary shares beneficially owned represents (i) 599,033 ordinary shares held by Mr. Zhang through Starry Zone Investments Limited, or Starry Zone; and (ii) 26,103 ordinary shares underlying the RSUs we granted to Mr. Zhang under our Amended and Restated 2018 RSU Scheme, which will vest within 60 days after the date of this annual report. Starry Zone is an exempted company incorporated with limited liability under the laws of the British Virgin Islands wholly-owned by Mr. Zhang. The registered address of Starry Zone is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Starry Zone is beneficially owned and controlled by Mr. Zhang.

(3)

Represents 12,068,104 ordinary shares held by Nectarine, a company organized under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent. The registered address of Nectarine is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. Nectarine Investment is beneficially owned and controlled by Tencent, a Cayman Islands exempted company listed on the Main Board of the Stock Exchange of Hong Kong.

(4)	Represents 4,562,243 ordinary shares beneficially owned by Mr. Chen, our chief executive officer and director, as set forth in note (1) above.
(5)

Represents (i) 1,248,909 ordinary shares and (ii) 5,571,400 ADSs representing 557,140 ordinary shares held by Phoenix Fuju Limited, or Phoenix Fuju. Phoenix Fuju is a company incorporated and existing under the laws of the British Virgin Islands. The registered address of Phoenix Fuju is Coverdale Trust Services Limited, 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands. Phoenix Fuju is beneficially owned and controlled by Mr. Yijun Wang.

(6)

Represents (i) 1,301,766 ordinary shares held by SCC Growth IV 2018-D, L.P., an exempted limited partnership formed under the laws of the Cayman Islands, (ii) 968,780 ordinary shares held by SCC Growth IV 2018-F, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (SCC Growth IV 2018-D, L.P. and SCC Growth IV 2018-F, L.P. are collectively referred to as “SCC Growth IV”), (iii) 662,069 ordinary shares held by Sequoia Capital Global Growth Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands, and (iv) 8,177 ordinary shares held by Sequoia Capital Global Growth II Principals Fund, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (Sequoia Capital Global Growth Fund II, L.P. and Sequoia Capital Global Growth II Principals Fund, L.P. are collectively referred to as “SC GGFII”). The general partner of SCC Growth IV is SC China Growth IV Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen (Mr. Shen, together with SCC Growth IV, SC China Growth IV Management, L.P., SC China Holding Limited and SNP China Enterprises Limited are collectively referred to as “Sequoia Capital China”). The general partner of SC GGFII is SC Global Growth II Management, L.P., whose general partner is SC US (TTGP), Ltd. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the shares held by SC GGFII are Roelof Botha and Douglas Leone (Messrs. Botha and Leone, together with SC GGFII, SC Global Growth II Management, L.P. and SC US (TTGP), Ltd. are collectively referred to as “Sequoia Capital Global Growth”). Sequoia Capital China and Sequoia Capital Global Growth may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to their ownership of our shares. The registered address of Sequoia Capital China is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and the address of Sequoia Capital Global Growth is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

To our knowledge, as of March 31, 2020, a total of 9,035,066 ordinary shares are held by one record holder in the United States, representing approximately 28.5% of our total outstanding shares. The holder is JPMorgan Chase Bank, N.A., the depositary of our ADS program. In addition, 0.3% of our outstanding ordinary shares are held by record holders in the United States.

None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.” The company’s major shareholders do not have different voting rights than the other shareholders.

7.B.	Related Party Transactions

Transactions with Tencent

In 2017, 2018 and 2019, we provided services to Tencent’s PRC affiliated entities in relation to advertisements, game distribution and promotional activities on our platform for the total amount of approximately RMB21.7 million, RMB50.8 million and RMB29.3 million (US$4.2 million) in fees, respectively. As of December 31, 2019, we had an amount of approximately RMB23.9 million (US$3.4 million) due from certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services we provided to them.

In 2017, 2018 and 2019, Tencent provided services to us through its PRC affiliated entities in relation to CDN, P2P streaming technologies, online payment and website technology support and licensed certain copyrights to us for the total amount of approximately RMB219.2 million, RMB387.7 million and RMB377.6 million (US$54.0 million) in fees, respectively. As of December 31, 2019, we had an amount of approximately RMB251.1 million (US$35.9 million) due to certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services and copyrights they provided to us.

We have entered into the Amended and Restated SCFM and other agreements with Tencent through its PRC affiliated entities.

Transactions with Equity Method Investee Talent Agencies

We cooperate with certain talent agencies to manage and organize streamers on our platform and may enter into revenue sharing arrangements with them. We have also made equity investments in certain talent agencies and exercise significant influence over them. Such investments are accounted for as equity method investee talent agencies.

In 2017, 2018 and 2019, we received live streaming revenue from the equity method investee talent agencies of nil, RMB25.2 million and RMB78.9 million (US$11.3 million), respectively. In 2017, 2018 and 2019, we paid revenue sharing fees and content costs of RMB27.9 million, RMB229.9 million and RMB715.5 million (US$102.3 million), respectively, to the equity method investee talent agencies. For details, please refer to Note 19 to the combined and consolidated financial statements for the years ended December 31, 2018 and 2019 included elsewhere in this annual report.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

We have been and may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including matters relating to contractual disputes, intellectual property infringement and unfair competition. For example, we were named as one of the defendants to lawsuits filed in court by a third party company platform operator for mobile apps and games in China in 2019 in the amount of approximately RMB66.7 million, claiming certain streamers on our platform breached non-compete agreements with them. We intend to defend ourselves against this claim vigorously. This case is still pending and in its early stage. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects,” “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us,” “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations,” and “Item 3. Key Information—Item 3.D. Risk Factors—We are subject to risks relating to litigation, which could adversely affect our business, prospects, results of operations and financial condition.”

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our ordinary shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

8.B.	Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market since July 17, 2019 under the symbol “DOYU.” Every 10 American depositary shares represent one ordinary share, par value US$0.0001 per share.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Every 10 of our American depositary shares represent one ordinary share. Our ADSs have been listed on the Nasdaq Global Select Market since July 17, 2019. Our ADSs trade under the symbol “DOYU.”

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Fourth Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-230976) filed with the Securities and Exchange Commission on April 22, 2019, as amended. Our shareholders adopted our Fourth Amended and Restated Memorandum and Articles of Association by a special resolution in May 2019, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

The following are summaries of material provisions of our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our Fourth Amended and Restated Memorandum and Articles of Association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$100,000 divided into (i) 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each, and (ii) 500,000,000 shares of a par value of US$0.0001 as our board of directors may determine in accordance with our Fourth Amended and Restated Memorandum and Articles of Association. Holders of our ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our Fourth Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Fourth Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting. A special resolution will be required for important matters such as making changes to our Fourth Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Fourth Amended and Restated Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, or after compliance with any notice required of the Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 calendar days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our Fourth Amended and Restated Memorandum and Articles of Association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by the holders of two-thirds of the votes cast at such a meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records

Holders of our ordinary shares have no general right under the Companies Law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares

Our Fourth Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Fourth Amended and Restated Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions

Some provisions of our Fourth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Fourth Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company, except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil.

10.C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

10.E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, Han Kun Law Offices, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of regarding the determination on residence status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes even if the standards for “de facto management body” prescribed in SAT Circular 82 are applicable to us. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

U.S. Federal Income Tax Considerations

The following are certain U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold or dispose of the ADSs or ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum tax or Medicare contribution tax considerations and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	insurance companies;

•	certain U.S. expatriates;

•	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a person that for U.S. federal income tax purposes is a beneficial owner of the ADSs or ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

This discussion does not address any U.S. federal taxes (such as estate or gift taxes) other than income taxes, nor does it address any state, local or non-U.S. considerations. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

The following is subject to the discussion regarding the passive foreign investment company rules described below.

Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at a favorable rate if certain conditions are met (including a minimum holding period and other requirements, and provided that we are not a PFIC for the taxable year of distribution or the preceding taxable year). Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in general and in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income and will constitute passive category income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

The following is subject to the discussion regarding the passive foreign investment company rules described below.

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source gain and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The value of the goodwill may be determined in large part by reference to the average market capitalization of the non-U.S. corporation.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, we believe that we were not a PFIC for our 2019 taxable year. However, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. Furthermore, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, and such status cannot be determined until after the end of the relevant taxable year. While we continue to hold a substantial amount of cash, our PFIC status for any taxable year will depend primarily on the average value of our goodwill during that year. Because the value of our goodwill may be determined in large part by reference to our market capitalization, which has been and may continue to be volatile, there is a risk (which, depending on the market price of our ADSs from time to time, could be significant) that we will be a PFIC for 2020 or any other taxable year. Because our PFIC status for 2020 or any future taxable year could depend on market conditions, which have been and may continue to be unstable, we cannot express an expectation as to our PFIC status for any such year.

If we were a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that would allow them to eliminate the continuing PFIC status under certain circumstances.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder made the mark-to-market election, the U.S. Holder generally would recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder made the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we were a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder made the mark-to-market election, distributions paid on ADSs would be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). If we were a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election will likely not be available.

If we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or Ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-230976), as amended, including annual report contained therein, to register additional securities that become effective immediately upon filing, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-232579) to register the ADSs and registration statement on Form S-8 (File Number 333-235862) to register our securities to be issued under our DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I	Subsidiary information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from our initial public offering in July 2019 into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

As of December 31, 2019, we had U.S. dollar-denominated cash and cash equivalents of US$1,034.5 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 27, 2019 would result in a decrease of RMB721.7 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 27, 2019 would result in an increase of RMB721.7 million in cash and cash equivalents.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Fees and Expenses

Pursuant to the terms of the deposit agreement, the depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

•

an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•

in connection with the conversion of foreign currency into U.S. dollars, JPMorgan shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan and/or its agent may act as principal for such conversion of foreign currency. For further details see https://www.adr.com.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payments by Depositary

In 2019, excluding withholding tax, we received US$9.4 million cash payment from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program.

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A.	– 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-230976), as amended, including the annual report contained therein, which registered 6,738,711 ordinary shares representing by ADSs and was declared effective by the SEC on July 16, 2019, for our initial public offering, which closed in July 19, 2019, at an initial offering price of US$11.50 per ADS. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and BofA Securities, Inc. were the representatives of the underwriters.

For the period from the effective date of the registration statement on Form F-1 was declared effective to December 31, 2019, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering totaled approximately US$27.2 million, which included US$23.4 million for underwriting discounts and commissions and US$3.8 million for net expenses. None of the transaction expenses included director or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$489.4 million from our initial public offering.

For the period from the effective date of the registration statement on Form F-1 to December 31, 2019, we used US$22.2 million of the net proceeds received from our initial public offering primarily for overseas expansion. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Strategy Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the material weakness identified below, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In the course of auditing our combined and consolidated financial statements for the years ended December 31, 2018 and December 31, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements.

We have implemented and plan to continue to implement a number of measures to remediate the material weakness that has been identified in connection with the audits of our combined and consolidated financial statements during the IPO process and for the year ended December 31, 2019, and improve our internal control on a continuing basis. These measures include the followings:

•

We have implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including a systematic accounting manual for U.S. GAAP and financial closing process;

•	We have enhanced our U.S. GAAP expertise and will continue to do so in the near future;

•	We have hired new finance team members with U.S. GAAP qualifications in order to strengthen our U.S. GAAP reporting framework; and

•

We have participated and will also continue to participate in trainings and seminars provided by professional services firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates.

•	We have provided and will also continue to provide internal training to our current accounting team on U.S. GAAP knowledge.

We intend to remediate this material weakness in multiple phases and expect that we will incur certain costs for implementing our remediation measures. We cannot assure you, however, that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Zhaoming Chen, an independent director and the chairman of our audit committee, the qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Zhaoming Chen satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-230976) filed with the SEC on April 22, 2019, as amended, and posted a copy of our code of business conduct and ethics on our website at https://ir.douyu.com/. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2018	2019
	RMB	RMB
	(in thousands)
Audit Fees(1)	7,445	6,899
Audit-Related Fees(2)	1,810	—
Tax Fees(3)	4,100	89

Total	13,355	6,988

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)

“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 20, 2019, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$100.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on December 20, 2019 (the “Share Repurchase Program”). The Company’s share repurchases may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. Our board of directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program.

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program from December 20, 2019 to March 31, 2020:

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
				(RMB in Thousands)
December	2,912,070	$8.24	2,912,070	$75,949.4
January	8,131,061	$8.61	8,131,061	$6,028.5
February	731,860	$8.24	731,860	—
March	—	—	—	—

Total	11,774,991	$8.49	11,774,991	—

Notes:

(1)	Every 10 ADSs represent one ordinary share. Average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to the broker.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Currently, we do not plan to rely on home country practice with respect to our corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers. Specifically, we do not plan to have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of DouYu International Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.4	Shareholders Agreement dated May 29, 2018 among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated by reference to Exhibit 4.4 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.5*	Description of Securities

4.1	DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.2	DouYu International Holdings Limited 2019 Share lncentive Plan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.5	Series E Preferred Share Purchase Agreement dated March 8, 2018 among the Registrant, Nectarine Investment Limited and other parties named therein (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.6	Share Purchase Agreement dated May 14, 2018 among the Registrant, SCC Growth IV 2018-D, L.P., SCC Growth IV 2018-F, L.P., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P. and other parties named therein (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.7	English translation of the amended and restated strategic cooperation framework memorandum between the respective PRC affiliated entities of the Registrant and Tencent, effective April 1, 2019 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.8	English translation of the amended share pledge agreements entered into on January 10, 2019 by and among Douyu Yule, Wuhan Douyu and Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.9	English translation of the share pledge agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.10	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.11	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.12	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Lanyue Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.13	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Douyu Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.14	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.15	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.16	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.17	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Suzhou Industrial Park Yuanhe Nanshan Equity Investment Partnership, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.18	English translation of the share pledge agreement entered into on May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.19	English translation of the amended exclusive option agreement entered into on January 10, 2019 by and among Douyu Yule, Wuhan Douyu and Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.20	English translation of the exclusive option agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.20 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.21	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.21 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.22	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.23	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Lanyue Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.23 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.24	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Douyu Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.24 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.25	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.25 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.26	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.26 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.27	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.27 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.28	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Suzhou Industrial Park Yuanhe Nanshan Equity Investment Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.28 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.29	English translation of the exclusive option agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.29 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.30	English translation of exclusive business cooperation agreement dated May 14, 2018 by and between Douyu Yule and Wuhan Douyu (incorporated by reference to Exhibit 10.30 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.31	English translation of the exclusive business operation agreement dated May 29, 2018 by and between Douyu Yule and Wuhan Ouyue (incorporated by reference to Exhibit 10.31 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.32	English translation of amended powers of attorney dated January 10, 2019 issued by Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.32 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.33	English translation of powers of attorney dated May 8, 2018 issued by Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.33 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.34	English translation of powers of attorney dated May 14, 2018 issued by Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.34 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.35	English translation of powers of attorney dated May 14, 2018 issued by Beijing Fengye Equity Investment Centre (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.35 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.36	English translation of powers of attorney dated May 14, 2018 issued by Nanshan Lanyue Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.36 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.37	English translation of powers of attorney dated May 14, 2018 issued by Nanshan Douyu Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.37 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.38	English translation of powers of attorney dated May 14, 2018 issued by Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.38 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.39	English translation of powers of attorney dated May 14, 2018 issued by Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.39 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.40	English translation of powers of attorney dated May 14, 2018 issued by Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.40 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.41	English translation of powers of attorney dated May 14, 2018 issued by Suzhou Industrial Park Yuanhe Nanshan Equity Investment Partnership, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.41 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.42	English translation of powers of attorney dated May 29, 2018 issued by Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.42 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.43	English translations of amended consent letter dated January 10, 2019 executed by the spouse of Mr. Shaojie Chen, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.43 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.44	English translations of consent letter dated May 8, 2018 executed by the spouse of Mr. Wenming Zhang, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.44 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.45	English translations of consent letter dated May 14, 2018 executed by the spouse of Mr. Dongqing Cai, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.45 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.46	English translations of consent letter dated May 29, 2018 executed by the spouse of Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.46 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

8.1	Significant subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DouYu International Holdings Limited

By:	/s/ Shaojie Chen
Name:	Shaojie Chen
Title:	Chief Executive Officer and Director

Date: April 28, 2020

DOUYU INTERNATIONAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of DouYu International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated balance sheets of DouYu International Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related combined and consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 28, 2020

We have served as the Company’s auditor since 2015.

DOUYU INTERNATIONAL HOLDINGS LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2018	2019
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	5,562,204,889	8,091,990,270	1,156,758,766
Restricted cash	—	42,902,719	6,132,990
Accounts receivable, net	129,464,732	188,099,873	26,889,080
Prepayments	135,755,353	50,304,112	7,191,027
Amount due from related parties	64,070,214	24,043,850	3,437,094
Other current assets	225,513,856	204,309,593	29,206,278

Total current assets	6,117,009,044	8,601,650,417	1,229,615,235
Property and equipment, net	50,427,610	38,909,465	5,562,150
Intangible assets, net	131,013,892	198,056,841	28,312,440
Investments	134,252,190	225,533,885	32,240,313
Goodwill	13,567,679	30,972,888	4,427,608
Other non-current assets	48,581,307	8,546,843	1,221,780

TOTAL ASSETS	6,494,851,722	9,103,670,339	1,301,379,526

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
LIABILITIES
Current liabilities: (including amounts of the consolidated VIEs without recourse to DouYu International Holdings Limited. See Note 2.2)
Accounts payable	800,370,211	890,038,953	127,232,031
Advances from customers	9,708,051	17,134,532	2,449,400
Deferred revenue	112,071,796	195,982,486	28,015,908
Accrued expenses and other current liabilities	313,454,992	392,347,124	56,086,446
Amounts due to related parties	1,628,307,520	298,733,022	42,704,209

Total current liabilities	2,863,912,570	1,794,236,117	256,487,994
Non-current liabilities	—	46,070,348	6,585,806

TOTAL LIABILITIES	2,863,912,570	1,840,306,465	263,073,800

Commitments and contingencies (Note 20)
Convertible redeemable preferred shares (total redemption value of RMB7,262,965,150 and nil as of December 31, 2018 and 2019, respectively)	6,644,822,639	—	—
Shareholders’ equity (deficit)
Ordinary shares (US$0.0001 par value, 479,999,830 and 500,000,000 shares authorized, 10,170,111 and 34,568,689 shares issued, 8,063,790 and 32,751,819 shares outstanding as of December 31, 2018 and 2019, respectively)	5,148	22,144	3,166
Treasury shares (nil and 291,207 shares as of December 31, 2018 and 2019, respectively)	—	(168,567,125)	(24,096,853)
Additional paid-in capital	48,989,244	10,324,277,855	1,475,866,692
Accumulated deficit	(3,388,471,092)	(3,348,717,860)	(478,702,842)
Accumulated other comprehensive income	325,593,213	434,893,990	62,168,566

Total DouYu Shareholder’s Equity (Deficit)	(3,013,883,487)	7,241,909,004	1,035,238,729
Noncontrolling interests	—	21,454,870	3,066,997

Total Shareholders’ Equity (Deficit)	(3,013,883,487)	7,263,363,874	1,038,305,726

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)	6,494,851,722	9,103,670,339	1,301,379,526

The accompanying notes are an integral part of these combined and consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues (including related-party revenues of RMB21,726,545, RMB75,946,677 and RMB108,214,768 for the years ended December 31, 2017, 2018 and 2019, respectively)	1,885,717,001	3,654,383,126	7,283,230,253	1,041,145,646
Cost of revenues	(1,890,368,777)	(3,503,356,228)	(6,087,073,336)	(870,153,720)

Gross profit (loss)	(4,651,776)	151,026,898	1,196,156,917	170,991,926
Operating expenses:
Sales and marketing expenses	(310,282,787)	(538,898,272)	(598,695,105)	(85,584,113)
General and administrative expenses	(100,641,525)	(196,824,280)	(446,142,859)	(63,776,604)
Research and development expenses	(212,114,009)	(329,334,413)	(383,886,857)	(54,877,042)
Other operating income, net	9,302,582	54,910,077	100,898,056	14,423,486

Total operating expenses	(613,735,739)	(1,010,146,888)	(1,327,826,765)	(189,814,273)

Loss from operations	(618,387,515)	(859,119,990)	(131,669,848)	(18,822,347)
Other expenses, net	(259,810)	(20,176,164)	(22,882,425)	(3,271,068)
Foreign exchange gain (loss), net	—	(75,613,235)	32,045,080	4,580,879
Interest income	6,878,388	85,840,246	159,096,901	22,743,074

Income (loss) before income taxes	(611,768,937)	(869,069,143)	36,589,708	5,230,538
Income tax expense	—	—	—	—
Share of loss in equity method investments	(1,129,007)	(7,210,685)	(3,241,580)	(463,387)

Net income (loss)	(612,897,944)	(876,279,828)	33,348,128	4,767,151
Net loss attributable to noncontrolling interest	—	—	(6,405,104)	(915,617)
Deemed dividend	—	(6,661,667)	—	—

Net income (loss) attributable to ordinary shareholders of the Company	(612,897,944)	(882,941,495)	39,753,232	5,682,768

Net income (loss) per ordinary share attributable to ordinary shareholders
Basic	(74.85)	(108.80)	1.32	0.19
Diluted	(74.85)	(108.80)	1.26	0.18
Net income per ADS*
Basic	—	—	0.13	0.02
Diluted	—	—	0.13	0.02
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	8,188,790	8,115,160	19,254,661	19,254,661
Diluted	8,188,790	8,115,160	31,442,931	31,442,931
Weighted average number of ADS used in calculating net income per ADS
Basic	—	—	192,546,612	192,546,612
Diluted	—	—	314,429,306	314,429,306
Net income (loss)	(612,897,944)	(876,279,828)	33,348,128	4,767,151
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	—	325,593,213	109,461,578	15,647,651

Comprehensive income (loss)	(612,897,944)	(550,686,615)	142,809,706	20,414,802

Comprehensive income attributable to noncontrolling interests	—	—	(6,244,303)	(892,630)

Comprehensive income attributable to the ordinary shareholders	(612,897,944)	(550,686,615)	149,054,009	21,307,432

*	Every ten ADSs represent one ordinary share.

The accompanying notes are an integral part of these combined and consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary Shares		Treasury share		Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive income	Total stockholders’ equity attribute to DouYu	Noncontrolling interests	Total stockholders’ equity
	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2016	—	—	—	—	24,925,727	(1,899,293,320)	—	(1,874,367,593)	—	(1,874,367,593)
Net loss	—	—	—	—	—	(612,897,944)	—	(612,897,944)	—	(612,897,944)
Share-based compensation	—	—	—	—	17,574,638	—	—	17,574,638	—	17,574,638

Balance at December 31, 2017	—	—	—	—	42,500,365	(2,512,191,264)	—	(2,469,690,899)	—	(2,469,690,899)

Deemed dividend upon repurchase of Series C-2 Preferred Equity	—	—	—	—	(6,661,667)	—	—	(6,661,667)	—	(6,661,667)
Issuance of ordinary share in connection with 2018 Restructuring	8,188,790	5,207	—	—	—	—	—	5,207	—	5,207
Repurchase of ordinary share upon issuance of Series B-4 Preferred Share	(125,000)	(59)	—	—	(22,254,341)	—	—	(22,254,400)	—	(22,254,400)
Net loss	—	—	—	—	—	(876,279,828)	—	(876,279,828)	—	(876,279,828)
Share-based compensation	—	—	—	—	35,404,887	—	—	35,404,887	—	35,404,887
Foreign currency translation adjustments	—	—	—	—	—	—	325,593,213	325,593,213	—	325,593,213

Balance at December 31, 2018	8,063,790	5,148	—	—	48,989,244	(3,388,471,092)	325,593,213	(3,013,883,487)	—	(3,013,883,487)

Issuance of ordinary shares at the initial public offering (“IPO”), net of issuance cost of RMB49,479,335	4,492,473	3,092	—	—	3,373,014,806	—	—	3,373,017,898	—	3,373,017,898
Conversion of preferred shares to ordinary shares upon the completion of the IPO	19,906,105	13,701	—	—	6,644,808,938	—	—	6,644,822,639	—	6,644,822,639
Noncontrolling interest arising from business acquisition (Note 3)	—	—	—	—	—	—	—	—	5,980,924	5,980,924
Noncontrolling interest arising from a newly established subsidiary	—	—	—	—	—	—	—	—	7,921,555	7,921,555
Repurchase of ordinary shares (Note 12)	—	—	(291,207)	(168,567,125)	—	—	—	(168,567,125)	—	(168,567,125)
Noncontrolling interest arising from vest of non-restricted shares in Gogo Glocal (Note 15)	—	—	—	—	(22,209,344)	—	—	(22,209,344)	22,209,344	—
Acquisition of noncontrolling interest in Gogo Glocal (Note 13)	—	—	—	—	(11,107,350)	—	—	(11,107,350)	(8,412,650)	(19,520,000)
Share-based compensation	289,451	203	—	—	290,781,561	—	—	290,781,764	—	290,781,764
Net income	—	—	—	—	—	39,753,232	—	39,753,232	(6,405,104)	33,348,128
Foreign currency translation adjustments	—	—	—	—	—	—	109,300,777	109,300,777	160,801	109,461,578

Balance at December 31, 2019	32,751,819	22,144	(291,207)	(168,567,125)	10,324,277,855	(3,348,717,860)	434,893,990	7,241,909,004	21,454,870	7,263,363,874

The accompanying notes are an integral part of these combined and consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net income (loss)	(612,897,944)	(876,279,828)	33,348,128	4,767,151
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	23,167,001	26,996,910	32,814,894	4,690,925
Loss (gain) from the disposal of intangible assets	—	(3,525,314)	16,667	2,383
Amortization of intangible assets	2,875,712	18,548,448	57,306,920	8,192,086
Loss on the disposal of property and equipment	49,787	117,573	44,421	6,350
Provision for allowance for doubtful accounts	3,482,332	1,121,009	13,563,744	1,938,952
Share of loss in equity method investments	1,129,007	7,210,685	3,241,580	463,387
Loss on disposal of investment	—	3,504,018	—	—
Impairment loss of investments	—	15,166,140	19,076,725	2,727,038
Share-based compensation	17,574,638	35,404,887	290,781,764	41,567,568
Foreign exchange loss (gain)	—	75,613,235	(32,045,080)	(4,580,879)
Changes in operating assets and liabilities:
Accounts receivable	(95,289,748)	5,192,716	(69,456,813)	(9,928,926)
Prepayments	(45,743,227)	(50,864,521)	85,451,242	12,215,347
Other current assets	(17,751,035)	(133,691,495)	25,627,488	3,663,477
Other non-current assets	(570,012)	(8,468,841)	(723,216)	(103,385)
Amounts due from related parties	(4,679,139)	(50,533,854)	40,026,364	5,721,812
Accounts payable	127,138,065	348,302,741	86,444,383	12,357,318
Advances from customers	(30,583)	4,219,929	7,426,481	1,061,623
Accrued expenses and other current liabilities	76,070,533	105,273,090	24,734,559	3,535,832
Amounts due to related parties	113,565,182	72,956,231	65,514,731	9,365,402
Deferred revenue	30,873,022	66,149,835	129,981,038	18,580,930

Net cash provided by (used in) operating activities	(381,036,409)	(337,586,406)	813,176,020	116,244,391

Cash flows from investing activities:
Proceeds on disposal of property and equipment	47,621	26,477	260,408	37,226
Purchases of property and equipment	(23,837,212)	(32,826,275)	(16,045,562)	(2,293,730)
Purchases of intangible assets	(8,205,114)	(83,163,444)	(105,905,115)	(15,139,251)
Purchases of short-term investments	(1,700,000,000)	(2,770,000,000)	(4,309,500,000)	(616,047,688)
Proceeds from disposal of short-term investments	1,700,000,000	2,770,000,000	4,309,500,000	616,047,688
Proceeds from disposal of intangible assets	—	1,484,377	—	—
Proceeds from disposal of investment in associates	—	—	1,000,000	142,951
Payment for business acquisition, net of cash acquired	—	(57,971,520)	(11,012,762)	(1,574,286)
Payment for investments	(60,012,000)	(92,500,000)	(114,600,000)	(16,382,194)
Loan to related parties	—	—	(5,000,000)	(714,755)
Repayment of loan to related parties	—	—	5,000,000	714,755

Cash used in investing activities	(92,006,705)	(264,950,385)	(246,303,031)	(35,209,284)

Cash flows from financing activities
Proceeds on issuance of ordinary shares through IPO	—	5,207	3,422,497,233	489,249,683
Payment of IPO offering costs	—	(6,876,834)	(36,249,484)	(5,181,903)
Acquisition of noncontrolling interest	—	—	(19,520,000)	(2,790,405)
Proceeds from capital contribution from noncontrolling interest shareholder	—	—	7,921,555	1,132,395
Repurchase of ordinary shares	—	—	(115,273,325)	(16,478,447)
Capital contribution from convertible redeemable preferred shareholders	500,000,000	4,026,518,012	—	—
Capital investment from a preferred shareholder in connection with 2018 Restructuring (Note 19(1))	—	1,260,439,815	—	—
Settlement of redemption liability to a preferred shareholder in connection with 2018 Restructuring (Note 19(1))	—	—	(1,323,049,149)	(189,131,308)
Repurchase of Series C-2 Preferred Equity	—	(39,995,000)	—	—
Advance from related party	—	39,995,000	—	—
Repayment of advance from related party	—	—	(39,995,000)	(5,717,329)

Cash provided by financing activities	500,000,000	5,280,086,200	1,896,331,830	271,082,686

Effect of foreign exchange rate changes on cash and cash equivalents	(4,179,144)	345,053,928	109,483,281	15,650,755

Net increase in cash, cash equivalents and restricted cash	22,777,742	5,022,603,337	2,572,688,100	367,768,548
Cash, cash equivalent and restricted cash at the beginning of the year	516,823,810	539,601,552	5,562,204,889	795,123,208

Cash, cash equivalent and restricted cash at the end of the year	539,601,552	5,562,204,889	8,134,892,989	1,162,891,756

Supplemental disclosure of cash flow information:
Interest expenses paid	—	323,650	—	—
Income tax paid	—	—	—	—
Supplemental disclosure on non-cash investing and financing activities:
Deferred offering costs payable	—	6,353,017	—	—
Payable for purchases of property and equipment	—	—	5,527,829	790,209
Payable for repurchase of ordinary shares not yet paid	—	—	53,293,800	7,618,406

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cash and cash equivalents	539,601,552	5,562,204,889	8,091,990,270
Restricted cash	—	—	42,902,719

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	539,601,552	5,562,204,889	8,134,892,989

The accompanying notes are an integral part of these combined and consolidated financial statements.

Notes to the Combined and Consolidated Financial Statements

1.	Organization and principal activities

DouYu International Holdings Limited (the “Company” or “DouYu International”) was incorporated under the laws of Cayman Islands on January 5, 2018. The Company, its subsidiaries and its variable interest entities (collectively referred to as the “Group”) operate platform on PC and mobile apps, through which users can enjoy immersive and interactive gaming and entertainment live streaming.

History of the Group

The Group’s history began with the commencement of operations of Guangzhou Douyu Internet Technology Co., Ltd. (“Guangzhou Douyu”), a limited liability company established in Guangdong Province, the People Republic of China (the “PRC”) on April 3, 2014, which was owned by two founders, Mr. Shaojie Chen and Mr. Wenming Zhang (the “Founders”) and an outside investor (collectively referred to as the “Original Shareholders”).

2016 Restructuring

In 2015, the Original Shareholders initiated a restructuring plan to move Guangzhou Douyu’s business from Guangdong province to Hubei province in order to expand its business. The restructuring was accomplished through a series of transactions (“2016 Restructuring”) as follows:

On May 8, 2015, Wuhan Douyu Internet Technology Co., Ltd. (“Wuhan Douyu”) was established as a limited liability company under the laws of the PRC with a registered capital of RMB10 million. On February 3, 2016, Wuhan Douyu and Guangzhou Douyu executed an assets and business transfer agreement. Pursuant to the agreement, Guangzhou Douyu transferred all of its assets, liabilities and business, excluding cash and cash equivalents of RMB2.6 million and deductible tax assets of RMB9.0 million to Wuhan Douyu for a cash consideration of RMB1.9 million.

Upon the completion of the 2016 Restructuring, Wuhan Douyu succeeded all of the operations of Guangzhou Douyu. As Guangzhou Douyu and Wuhan Douyu were all under common control of the Mr. Shaojie Chen, the 2016 Restructuring was accounted for in a manner similar to a pooling of interest with assets and liabilities recognized at their historical amount in the Group’s combined and consolidated financial statements. The cash consideration paid of RMB1.9 million and cash and deductible tax assets retained by Guangzhou Douyu of RMB11.6 million, were recorded as a distribution to shareholders of Guangzhou Douyu in the combined and consolidated statements of changes in shareholders’ equity (deficit).

2018 Restructuring

In 2018, the Original Shareholders and all of the investors undertook an equity restructuring in order to redomicile its business from PRC to the Cayman Islands (the “2018 Restructuring”), which was executed in the following steps:

1.

On January 5, 2018, the Company was incorporated in the Cayman Islands to be the holding company of the Group. The Ordinary Shareholders subscribed to 8,188,790 ordinary shares of the Company at par value of US$0.0001 per share.

2.

Upon obtaining all necessary approvals from the PRC government, on May 14, 2018, the investors subscribed for convertible redeemable preferred shares at no consideration, all in the same proportions, on an as converted basis, as the percentage of equity interest they held in Wuhan Douyu. Upon the issuance of preferred shares and ordinary shares issued in step 1, the equity structure of the Company is identical to that of Wuhan Douyu.

3.

On May 18, 2018, the Company, through its wholly owned subsidiary in PRC, entered into a series of contractual arrangement, with Wuhan Douyu and its respective shareholders. See Note 2.2 below for a description of the VIE arrangements pursuant to which the Company and its subsidiary were established as a primary beneficiary of the Wuhan Douyu.

On July 17, 2019, the Company completed its initial public offering (“IPO”) and issued 44,924,730 American Depositary shares (“ADSs”), representing 4,492,473 ordinary shares. Every ten ADSs represent one ordinary share. Net proceeds from the IPO after deducting underwriting discount and offering costs were US$497.3 million.

Notes to the Combined and Consolidated Financial Statements (Continued)

1.	Organization and principal activities (Continued)

As of December 31, 2019, the Company’s principal subsidiaries, VIEs are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct/indirect ownership
Wholly owned subsidiaries
Wuhan Douyu Education Consulting Co., Ltd.	November 9, 2016	Wuhan	100%
Wuhan Yuwan Culture Media Co., Ltd.	June 28, 2016	Wuhan	100%
Wuhan Yuxing Tianxia Culture Media Co., Ltd.	June 24, 2016	Wuhan	100%
Wuhan Yuyin Raoliang Culture Co., Ltd.	June 23, 2016	Wuhan	100%
Wuhan Yu Leyou Internet Technology Co., Ltd.	November 9, 2016	Wuhan	100%
Wuhan Xiaoyu Chuhai Internet Technology Co., Ltd.	January 5, 2017	Wuhan	100%
Wuhan Douyu Yule Internet Technology Co., Ltd. (“Wuhan Yule”)	April 2, 2018	Wuhan	100%
DouYu Network Inc.	January 12, 2018	The British Virgin Islands	100%
Douyu Hongkong Limited	January 24, 2018	Hong Kong	100%
Gogo Global Holding Limited	October 8, 2018	Cayman	71.06%
VIEs
Wuhan Ouyue Online TV Co., Ltd. (“Wuhan Ouyue”)	February 3, 2016	Wuhan	100%
Wuhan Douyu Network Technology Co., Ltd.	May 8, 2015	Wuhan	100%

2.	Summary of significant accounting policies

2.1 Basis of Presentation

The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.2 Basis of Consolidation

The financial statements presented herein represent (1) prior to 2018 Restructuring, the combined financial statements of Wuhan Douyu, its subsidiaries and variable interest entities; (2) subsequent to 2018 Restructuring, the combined and consolidated financial statements of the Company, its subsidiaries and variable interest entities. All inter-company transactions and balances have been eliminated.

The Company, through its wholly-owned foreign invested subsidiary, WFOE in the PRC, entered into a series of contractual arrangements (“VIE agreements”) with Wuhan Douyu and Wuhan Ouyue (collectively known as “the VIEs”) and their respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet valued-added businesses. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore operates its business, primarily through the VIEs and the subsidiaries of the VIEs.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.2 Basis of Consolidation (Continued)

Agreements that provide the Group effective control over the VIEs include:

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the voting rights proxy agreements signed between each of the shareholders of the VIEs and WFOE, each shareholder irrevocably appointed WFOE as its attorney-in-fact to exercise on each shareholder’s behalf and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIEs). The shareholders cannot revoke the authorization and entrustment as long as the shareholders remain a shareholder of the VIEs. The power of attorney will remain in force.

Executive Call Option Agreement

Pursuant to the exclusive call option agreement entered into between each of the shareholders of the VIEs and WFOE, the shareholders irrevocably granted WFOE a call option to request the shareholders to transfer or sell any part or all of its equity interests in the VIEs, to WFOE, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the minimum price required by PRC law. Without WFOE’s prior written consent, the VIEs and its shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form, etc. The term is for ten years and may be extended for another ten years at the option of WFOE.

Equity Pledge Agreements

Each shareholder of the VIEs has also entered into an equity pledge agreement with WFOE, pursuant to which each shareholder pledged his/her interest in WFOE to guarantee the performance of obligations of WFOE and its shareholders under the exclusive business cooperation agreement, exclusive call option agreement, and shareholders’ voting rights proxy agreement. If the VIEs or any of the shareholder breaches its contractual obligations, WFOE will be entitled to certain rights and interests regarding the pledged equity interests including the right to dispose the pledged equity interests. None of the shareholders shall, without the prior written consent of WFOE, assign or transfer to any third party, create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIEs. This agreement is not terminated until all of the agreements under the shareholders’ voting rights proxy agreement, exclusive call option agreement and the exclusive business cooperation agreement are fully performed.

Agreement that transfer economic benefits of the VIEs to the Group include:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into by WFOE and the VIEs, WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the VIE’s total consolidated profit, which is adjustable at the sole discretion of WFOE. Without WFOE’s consent, the VIEs cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from WFOE. The term of this agreement is ten years. Unless agreed by both parties in writing, this agreement shall be automatically renewed for another ten years upon its expiration.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.2 Basis of Consolidation (Continued)

Agreement that transfer economic benefits of the VIEs to the Group include: (Continued)

Exclusive Business Cooperation Agreement (Continued)

Shareholders Voting Right Proxy Agreements provide the Group effective control over the VIEs and its subsidiaries, while the Equity Pledge Agreements secure the obligations of the shareholders of the VIEs under the relevant agreements. Because the Company, through the WFOE, has (i) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from the VIEs, the Company is deemed the primary beneficiary of the VIEs. Accordingly, the Company has consolidated the VIEs’ financial results of operations, assets and liabilities in the Group’s combined and consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the combined and consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Business Cooperation Agreement).

The Group believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke or refuse to grant or renew the Group’s business and operating licenses;

•	restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIE;

•	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

•	require the Group to alter, discontinue or restrict its operations;

•	restrict or prohibit the Group’s ability to finance its operations, and;

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s combined and consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.2 Basis of Consolidation (Continued)

Agreement that transfer economic benefits of the VIEs to the Group include: (Continued)

Exclusive Business Cooperation Agreement (Continued)

The following financial statement amounts and balances of the VIEs were included in the accompanying combined and consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2018	2019
	RMB	RMB
ASSETS
Cash and cash equivalents	1,549,689,255	826,481,128
Restricted cash	—	42,902,719
Accounts receivable, net	68,238,203	176,599,681
Prepayments	18,440,371	12,982,856
Amount due from related parties	53,815,484	13,431,477
Other current assets	93,062,950	82,405,807
Property and equipment, net	29,297,602	17,794,907
Intangible assets, net	15,645,467	130,272,386
Investments	128,018,556	147,033,947
Other non-current assets	6,858,141	1,918,598

Total Assets	1,963,066,029	1,451,823,506

LIABILITIES
Accounts payable	256,071,492	794,266,492
Advances from customers	8,411,446	16,975,882
Deferred revenue	112,071,796	181,250,993
Accrued expenses and other current liabilities	103,101,896	177,228,742
Amounts due to related parties	1,547,837,321	59,693,186

Total Liabilities	2,027,493,951	1,229,415,295

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenue	1,885,717,001	3,436,175,885	7,207,666,259
Net income (loss)	(612,897,944)	(680,682,612)	985,034,474

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(381,036,409)	1,091,289,940	816,655,741
Net cash used in investing activities	(92,006,705)	(80,279,043)	(133,917,000)
Net cash (used in) provided by financing activities	500,000,000	—	(1,363,044,149)

The VIEs contributed 100%, 94% and 99% of the Group’s consolidated revenue for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, the VIEs accounted for an aggregate of 16% of the consolidated total assets, and 67% of the consolidated total liabilities.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.2 Basis of Consolidation (Continued)

Agreement that transfer economic benefits of the VIEs to the Group include: (Continued)

Exclusive Business Cooperation Agreement (Continued)

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its registered capital, to the Company in the form of loans and advances or cash dividends.

2.3 Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s combined and consolidated financial statements include the revenue recognition, valuation of ordinary share, share-based compensation, and realization of deferred tax assets.

2.4 Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1	—	Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2	—	Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3	—	Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.4 Fair value measurements (Continued)

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The Group measures its financial assets and liabilities including cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, other current assets, accounts payable, amounts due to related parties and accrued expenses and other current liabilities at fair value which are approximates their cost due to the short-term nature of these assets and liabilities.

2.5 Foreign currency translation

The functional currency of the Company is in US dollars (“US$”). The functional currency of the Group’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the combined and consolidated statements of comprehensive income (loss).

The Group’s reporting currency is Renminbi (“RMB”). For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive income (loss) and the combined and consolidated statements of change in shareholders’ equity (deficit).

2.6 Convenience Translation into United States Dollars

Translations of balances in the combined and consolidated balance sheets, combined and consolidated statements of comprehensive income (loss) and combined and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9954 on December 27, 2019, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 27, 2019, or at any other rate.

2.7 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid. As of December 31, 2018 and 2019, all cash and cash equivalents are unrestricted as to withdrawal and use.

2.8 Restricted cash

The Group’s restricted cash represents cash restricted by court related to lawsuits in which the group is a defendant. The restriction will be subsequently removed when the cases are closed.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.9 Accounts receivable and allowance for doubtful accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Group determines the allowance for doubtful accounts taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. Uncollectible accounts receivable over two years are 100% written off.

2.10 Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives
Furniture and office equipment	5 years
Motor vehicles	5 years

2.11 Intangible assets, net

Intangible assets are recorded at the cost to acquire these assets less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives. License for Online Transmission of Audio/Video Programs is determined to have an infinite useful life and is not subject to amortization, as such license is renewable every three years and can be renewed indefinitely.

Brand name	10 years
Agency contract rights	Over the shorter of the contract period or expected useful lives
License for Online Transmission of Audio/Video Programs	Infinite life
Platform	5 years
Software	3 years
Others	1 - 10 years

2.12 Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from the existing workforce and client service capability of the acquired business. Goodwill is reviewed at least annually for impairment. In evaluation of goodwill impairment, the Group perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, the Group proceed to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for the reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations mainly include both internal and third-party valuations. Unless circumstances otherwise dictate, the Group performs the impairment testing on annual basis as of December 31.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.13 Impairment of long-lived assets and intangible assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.

The Group evaluates intangible asset that is not subject to amortization for impairment annual and more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group conducts quantitative impairment test for indefinite-lived intangible asset and compares of the fair value of the asset with its carrying amount. The Group recognizes impairment loss on the amount by which the carrying value exceeds the fair value of the asset. After an impairment loss is recognized, the Group uses adjusted carrying amount of the long-lived assets and intangible asset as its new accounting basis.

2.14 Long-term investments

Investments held by the Group comprised of equity investments in privately-held entities.

Equity method investments

The Group accounts for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investments and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment.

The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group recorded impairment loss of nil, RMB15,166,140 and RMB19,076,725 in other expense, net for the years ended December 31, 2017, 2018 and 2019, respectively.

Equity securities without readily determinable fair value

The Group’s investment in equity securities comprise of investment in privately-held companies.

Before January 1, 2019, the Group’s investment without readily determinable fair value were accounted for under cost method. Under the cost method, the Group carries the investments at cost and recognizes income to the extent of dividend received from the distribution of the equity investee’s post-acquisition profits.

The Group adopted ASC Topic 321, Investments—Equity Securities (“ASC 321”) on January 1 and elected to measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (expense), net. The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in investment loss.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.15 Revenue recognition

Adoption of ASU No. 2014-09 “Revenue from Contracts with Customers”

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”) as modified by subsequently issued ASUs 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively “ASU 2014-09”).

On January 1, 2019, the Group adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605. Based on the Company’s assessment, the adoption of ASC 606 did not have any material impact to the Group’s combined and consolidated financial statements and there were no material differences between the Company’s adoption of ASC 606 and its historic accounting under ASC 605.

The following table disaggregates the Group’s revenue by major type for the years ended December 31, 2017, 2018 and 2019:

	Years ended December 31,
	2017	2018	2019

Live streaming	1,521,784,105	3,147,196,247	6,617,291,032
Advertisement	248,846,529	342,169,195	513,265,806
Other	115,086,367	165,017,684	152,673,415

Total	1,885,717,001	3,654,383,126	7,283,230,253

Live streaming

The Group is principally engaged in operating its own live streaming platforms, which enable streamers and users to interact with each other during live streaming. The users have the option to purchase virtual currency, which is non-refundable and can only be used to redeem for virtual items to be used in the live streaming sessions on the Group’s platforms. Unredeemed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below. Virtual items are categorized as consumable and time-based items. Consumable items consist of virtual gifts presented from the users to the streamers to show their support, and are consumed immediately upon redemption and time-based items consist of monthly premium subscription services.

The Group has evaluated and determined that it is the principal and views the users to be its customers. Specifically, the Group controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Group reports its live streaming revenue on a gross basis with amounts billed to users for the virtual items recorded as revenues and the revenue sharing fee paid to streamers or talent agencies recorded as cost of revenues. Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Group has determined that the virtual items represent one performance obligation in the live streaming service. Revenue related to each of the consumable items is recognized at the point in time when the virtual gifts is transferred directly to the streamers and consumed by them, while revenue related to time-based items is recognized ratably over a fixed period on a straight line basis. Although some virtual items have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented. The Group does not have further performance obligations to the user after the virtual items are consumed.

Virtual items may be sold individually or bundled into one arrangement. When the Group’s users purchase multiple virtual items bundled within the same arrangement, the Group allocates the total consideration to each distinct virtual item based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual items separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct virtual item in accordance with the revenue recognition method discussed above unless otherwise stated.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

Advertisement

The Group generates advertisement revenues from rendering of various forms of advertisement services and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on the Group’s platforms are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. The Group provides sales incentives in the forms of discounts and rebates to advertisers or advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the advertisers or agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience. For the years ended December 31, 2017, 2018 and 2019, the rebates recorded by the Group were RMB35,337,970, RMB44,389,826 and RMB64,274,647, respectively.

Other revenue

Other revenue mainly consists of game distribution revenue. Online games developed by third party game developers are displayed through the Group’s platforms to attract users to download and play the games. The Group earns revenues from game developers in accordance with the pre-determined arrangements based on the in game purchase amounts for the games downloaded or played through the Group’s platforms. Game distribution revenue is recognized at a point in time when the purchase in game is made. Other revenue also includes ticket revenue for certain events held by the Group.

Practical expedients and exemptions

The Group’s contracts have an original duration of one year or less. Accordingly, the Group does not disclose the value of unsatisfied performance obligations.

Contract balances

Contract balances include accounts receivable, advances from customers and deferred revenue. Accounts receivable represent cash due from third-party application stores as well as from advertising customers and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. Advances from customers primarily represent cash received from the Group’s advertisement customers. Deferred revenue primarily includes cash received from paying users related to the Group’s live streaming service. Deferred revenue is recognized as revenue when all of the revenue recognition criteria have been met or over the estimated service period. Revenue recognized in 2019 that was included in the deferred revenue balance as of January 1, 2019 was RMB111,637,250.

	Accounts receivable	Advances from customers	Deferred revenue
	RMB	RMB	RMB
Opening Balance as of January 1, 2018	135,778,457	5,488,122	45,921,961
Increase (decrease), net	(6,313,725)	4,219,929	66,149,835

Ending Balance as of December 31, 2018	129,464,732	9,708,051	112,071,796
Increase, net	58,635,141	7,426,481	70,747,732

Ending Balance as of December 31, 2019	188,099,873	17,134,532	182,819,528

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.16 Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees paid to live streamers and talent agencies determined based on a percentage of revenue from sale of virtual items, (ii) content costs, (iii) bandwidth, (iv) salaries and welfare, (v) server costs, depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, and (vi) payment handling costs.

2.17 Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits expenses incurred for research and development personnel, (ii) rental, general expenses and depreciation expenses associated with the research and development activities and (iii) share based compensation. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2017, 2018 and 2019.

2.18 Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel and (iii) share based compensation. The advertising and market promotion expenses amounted to RMB98,732,746, RMB129,013,488 and RMB135,859,453 for the years ended December 31, 2017, 2018 and 2019, respectively.

2.19 General and administrative expenses

General and administrative expenses consist primarily of (i) consulting fees, and (ii) share based compensation, salaries and welfare for general and administrative personnel and (iii) allowance for doubtful receivable.

2.20 Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertainty in income taxes recognized in the combined and consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the combined and consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 and 2019.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.21 Segment information

The Group uses management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the combined and consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. Before October 2018, the Group operates and manages it business in PRC China as a single segment. In October 2018, the Group acquired a business which operates a live stream platform mainly in Southeast Asia (“Nonolive”) (see Note 3) and identified it as a new operating segment. In August 2019, the Group set up DouYu Japan Inc. (“DouYu Japan”) which operates a live streaming platform in Japan with a third party. The Group has determined that Nonolive and DouYu Japan do not meet the quantitative thresholds for a reportable segment under ASC 280-10-50 for the year ended December 31, 2019, therefore, does not result in a reportable segment. As such, the Group concluded that it has one reportable segment.

2.22 Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

2.23 Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other operating income in the period the cash is received. Government subsidies recognized for the years ended December 31, 2017, 2018 and 2019 were RMB8,820,295, RMB27,430,993 and RMB68,834,899, respectively.

2.24 Net income (loss) per share

Basic income (loss) per share are computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

The Company’s convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company uses the two-class method whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period.

Basic income (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of restricted share units are calculated using the treasury stock method. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, in a period in which the Group realizes a net loss.

2.25 Certain risks and concentrations

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. No customer individually represents greater than 10% of the total net revenues.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.26 Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC as of December 31, 2019, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. Once the Company ceases to qualify as EGC, it will immediately adopt the new and revised accounting standards already effective for public companies.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The amendment will be effective for annual reporting periods beginning after December 15, 2018 including interim periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted only for annual and interim periods beginning after December 15, 2016.

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). As an emerging growth company (“EGC”), the Group has elected to adopt the new revenue standard as of the effective date applicable to nonissuer and implemented the new revenue standards effective January 1, 2019, using the modified retrospective method for the annual reporting period for the year ended December 31, 2019. See details in Note 2.15.

In January 2016, the Financial Accounting Standard Board (“FASB”) issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. In February 2018, the FASB issued ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10)” in which improvements were made to clarify ASU 2016-01. These aforementioned guidance is effective for annual reporting periods in fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The amendments related to equity securities without readily determinable fair values (including disclosure requirements) should be applied prospectively to equity investments that exist as of the date of adoption of the Update. See details in Note 2.14.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right of use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB further amended the guidance to provide another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize an accumulative-effective adjustment to the opening balance of retained earnings in the period of adoption. For non-public business entities, these aforementioned guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years beginning after December 15, 2020. Early application of the guidance is permitted. As of December 31, 2019, the Group has RMB84,069,862 of future minimum operating lease commitments that are not currently recognized on its combined and consolidated balance sheets (Note 20). Therefore, the Group would expect changes to its combined and consolidated balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For non-public business entities, the guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Group does not expect any material impact on its combined and consolidated financial statements and related disclosures as a result of adopting the new standard.

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350). The amendments in this Update modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Because these amendments eliminate Step 2 from the goodwill impairment test, they should reduce the cost and complexity of evaluating goodwill for impairment. For non-public business entities that are adopting the amendments in this Update should do so for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. The Group does not expect the adoption of this guidance will have a significant impact on its combined and consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments applicable to the disclosures of changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted, and an entity is also permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Group does not expect the adoption of this guidance will have a significant impact on its combined and consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Group on January 1, 2020. The Group is evaluating the effect that adoption of this guidance will have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, which modifies ASC 740 to simplify the accounting for income taxes. The amendments simplify the accounting by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For non-public business entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3.	Business Acquisition

Nonolive Acquisition in 2018

In order to further develop its overseas presence in the interactive gaming and entertainment live streaming markets, in October 2018, the Group, through a newly formed subsidiary, Gogo Glocal Holding Limited (“Gogo Glocal”), acquired all of the operating assets of Nonolive, a live stream platform operates mainly in Southeast Asia, for a net cash consideration of RMB57,971,520, which was net of RMB10 million cash acquired upon disposal of previously held equity interest. The assets acquired mainly include brand name, platform and related technology and assumption of its assembled workforces. The Group accounted for this acquisition as business combination.

The Group has completed the valuation of the assets acquired with the assistance of a third party valuation firm and determined the consideration, fair value of the Group’s existing investment in Nonolive at the time of acquisition, fair value of assets acquired and goodwill resulted for this acquisition are follows:

2018
RMB
Cash consideration	57,971,520
Fair value of the Group’s cost method investment	6,495,982
Less: fair value of assets acquired
—Platform	10,000,000
—Brand Name	40,800,000

Goodwill	13,667,502

The Group held 4.8% equity interest in the acquired business that was accounted for under the cost method prior to the acquisition. In accordance with ASC 805, Business Combination, the Group’s equity interest previously held was re-measured at the fair value with a disposal loss of RMB3,504,018 recognized in other income (expense), net in combined and consolidated statements of comprehensive income (loss) for the year ended December 31, 2018.

Notes to the Combined and Consolidated Financial Statements (Continued)

3.	Business Acquisition (Continued)

The identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. The Group has recognized platform and brand name as identifiable intangible asset. The other intangible assets acquired in the acquisition, including assembled workforce, and client service capability, which did not meet the separation criteria or the contractual-legal criteria, therefore, are not identifiable and not recognized apart from goodwill. The goodwill was assigned to Nonolive operating segment as result of the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Revenues and net loss in the amount of RMB5,885,855 and RMB48,164,404, respectively, attributable to Gogo Glocal acquired in October 2018 were included in the combined and consolidated statements of comprehensive income since the acquisition date.

The following table summarizes unaudited pro forma results of operations for the years ended December 31, 2018 assuming that acquisitions occurred as of January 1, 2018. The unaudited pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

	Years ended December 31,
	2017	2018
	RMB	RMB
Pro forma revenue	1,911,340,047	3,681,270,272
Pro forma loss from operations	(696,280,827)	(879,923,547)
Pro forma net loss	(697,409,834)	(903,761,476)
Pro forma net loss per share, basic and diluted	(85.17)	(111.37)

Shuangsi Acquisition in 2019

In January 2019, the Group acquired 85% equity interest of Chengdu Shuangsi Culture Broadcasting Co., Ltd. (“Shuangsi”) for a cash consideration of RMB33,012,762, which was net of RMB879,138 cash acquired. Shuangsi is in the business of managing eSport teams in the participation of professional eSport competitions. The Group has completed the valuation with assistance of third party valuation firm and determined the purchase price allocated to the fair value of assets acquired, liabilities assumed and noncontrolling interest were RMB25,935,985, RMB4,088,132 and RMB5,980,924, respectively. The assets acquired from the acquisition mainly include the agency contract rights of RMB10,742,500 and the participating right to certain eSport competition of RMB8,000,000. Goodwill of RMB17,145,833 was recognized from the acquisition, which was primarily attributable to the synergies expected to be achieved from the acquisition.

The acquisition of Shuangsi was not material to the combined and consolidated financial statements, as such pro forma results of operations are not presented.

The amounts of revenue and net loss of Shuangsi since the acquisition date included in the combined and consolidated statements of comprehensive income (loss) for the year ended December 31, 2019 are RMB8,115,484 and RMB16,449,823, respectively.

4.	Accounts receivable, net

Accounts receivable, net consisted of the followings:

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable, gross	135,372,101	203,934,775
Less: allowance for doubtful receivables	(5,907,369)	(15,834,902)

Accounts receivable, net	129,464,732	188,099,873

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance as of January 1	1,690,103	5,172,435	5,907,369
Provisions for doubtful accounts	3,482,332	1,121,009	13,563,744
Write offs	—	(386,075)	(3,636,211)

Balance as of December 31	5,172,435	5,907,369	15,834,902

Notes to the Combined and Consolidated Financial Statements (Continued)

4.	Accounts receivable, net (Continued)

The following customers accounted for 10% or more of accounts receivable, net:

	As of December 31,
	2018		2019
	RMB	%	RMB	%	US$	%
Company A	21,112,127	16%	37,615,505	20%	5,377,177	20%
Company B	13,441,984	10%	*	*	*	*
Company C	*	*	47,776,989	25%	6,829,772	25%
Company D	*	*	23,466,780	12%	3,354,602	12%

*	Amounts accounted for less than 10% of accounts receivable for each respective year.

5.	Other current assets

Other current assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Interest receivable	61,145,183	53,484,027
Value-added tax recoverable	57,328,066	62,336,003
Funds receivable from third party payment service provider(1)	47,029,453	69,263,440
Content rights	35,175,308	10,589,085
Others	24,835,846	8,637,038

Total	225,513,856	204,309,593

(1)	The Group opened accounts with external online payment service providers to collect funding from users.

6.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Gross carrying amount
Computer and transmission equipment	86,612,440	91,375,589
Leasehold improvements	16,820,394	29,237,111
Furniture and office equipment	4,914,900	6,339,065
Motor vehicles	410,200	410,200

Total	108,757,934	127,361,965
Less: accumulated depreciation	(58,330,324)	(88,452,500)

Property and equipment, net	50,427,610	38,909,465

Depreciation expense was RMB23,167,001, RMB26,996,910 and RMB32,814,894 for the years ended December 31, 2017, 2018 and 2019, respectively.

Notes to the Combined and Consolidated Financial Statements (Continued)

7.	Intangible assets, net

Intangible assets, net consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Gross carrying amount
Brand name	40,602,217	41,276,297
Agency contract rights(1)	82,044,138	193,898,260
License for Online Transmission of Audio/Video Programs(2)	7,988,748	7,988,748
Platform	9,944,894	10,116,739
Software	6,764,753	8,613,202
Others	5,288,901	15,081,941

Total of gross carrying amount	152,633,651	276,975,187
Less: accumulated amortization
Brand name	(576,754)	(4,717,435)
Agency contract rights	(17,691,672)	(63,433,706)
Platform	(838,019)	(2,867,765)
Software	(1,490,443)	(2,745,522)
Others	(1,022,871)	(5,153,918)

Total of accumulated amortization	(21,619,759)	(78,918,346)

Intangible assets, net	131,013,892	198,056,841

(1)	The agency contract rights acquired in 2018 and 2019 are RMB77,877,624 and RMB111,879,121, respectively, with weighted average amortization period of 3 years and 4.5 years.
(2)

In February 2016, Wuhan Douyu obtained effective control of Wuhan Ouyue, a PRC legal entity from Mr. Shaojie Chen, the Group’s CEO through a series of contractual arrangements. Wuhan Ouyue has no business and holds one asset, License for Online Transmission of Audio/Video Programs. The transaction was deemed as an asset acquisition under ASC 805 and the License for Online Transmission of Audio/Video Programs was recognized based on the consideration paid, which approximate the market value of the asset acquired. The license permits the Group in the provision of online streaming of video on its platforms. The license is renewable every 3 years and may be renewed indefinitely. The Group has renewed this license in March 2018 subsequent to its acquisition and intends to renew the license indefinitely.

Amortization expenses were RMB2,875,712, RMB18,548,448 and RMB57,306,920 for the years ended December 31, 2017, 2018 and 2019 respectively. The Group expects to record amortization expenses in the future 5 years as below:

Future amortization expenses
RMB
2020	71,648,424
2021	42,630,742
2022	25,059,432
2023	21,017,272
2024	9,965,351

The weighted average amortization periods of intangible assets as of December 31, 2018 and 2019 are as below:

As of December 31,
	2018	2019
	RMB	RMB
Brand name	10 years	10 years
Agency contract rights	2.9 years	3.9 years
Platform	5 years	5 years
Software	2.9 years	3.1 years
Others	5.9 years	3.3 years

Notes to the Combined and Consolidated Financial Statements (Continued)

8.	Investments

Equity method investments:

	As of December 31,
	2018	2019
	RMB	RMB
Hangzhou Aijidi Culture Creation Co., Ltd. (“Aijidi”)(1)	4,543,520	4,090,990
Beijing Wanyan Culture Media Co., Ltd. (“Wanyan”)(2)	5,471,438	—
Wuhan Guaji Culture Media Co., Ltd. (“Guaji”)(3)	2,840,655	—
Chongqing Yuwan Network Media Co., Ltd. (“Chongqing Yuwan”)(4)	13,865,155	9,721,472
Hunan Yuyou Starfire Culture Media Co., Ltd. (“Yuyou Starfire”)(5)	14,968,298	15,139,902
Yule Xinghui (Tianjin) Culture Development Co., Ltd. (“Yule Xinghui”)(6)	8,669,526	—
Shanghai Gaoqu Culture Media Co., Ltd. (“Gaoqu”)(7)	10,286,579	—
Hainan Tukai Culture Media Co., Ltd(“Tukai”)(8)	2,485,478	—
Others(9)	13,609,541	3,849,736

	76,740,190	32,802,100

(1)

In 2016, the Group acquired 10% of the equity of Aijidi for a consideration of RMB7,500,000. The Group has the right to appoint one board of director to Aijidi, therefore has a significant influence on Aijidi. In 2019, the Group’s equity interest was diluted to 6.2% as of December 31, 2019 due to Aijidi’s additional capital contribution from other shareholders.

(2)

In 2016, the Group invested in Wanyan RMB8,000,000 for a 20% equity interest. The Group recorded an impairment loss of RMB1,879,859 and RMB5,182,821 for the year ended December 31, 2018 and 2019, respectively, due to the deterioration in its operation.

(3)

In 2017, the Group formed Guaji with unrelated third party investors and contributed RMB2,000,000 for a 32% equity interest in the company. The Group recorded a full impairment loss of RMB2,839,352 for the year ended December 31, 2019 as Guaji has ceased operations in 2019.

(4)	In 2018, the Group formed Chongqing Yuwan with unrelated third party investors and contributed RMB16,000,000 for a 30% equity interest in the company.
(5)	In 2018, the Group formed Yuyou Starfire with unrelated third party investors and contributed RMB15,000,000 for a 30% equity interest in the company.
(6)

In 2018, the Group formed Yule Xinghui with unrelated third party investors and contributed RMB10,000,000 for a 20% equity interest in the company. The Group determined the investment was impaired and recorded a full impairment loss of RMB8,114,100 for the year ended December 31, 2019.

(7)

In 2018, the Group formed Gaoqu with unrelated third party investors and contributed RMB11,500,000 for a 20% equity interest in the company. In 2019, due to the financing from the unrelated third party investors, the Group’s equity interest decreased to 10% and therefore the Group lost significant influence over the company. The company was subsequently reclassified as equity securities without readily determinable fair values.

(8)

In 2018, the Group formed Tukai with unrelated third party investors and contributed RMB4,000,000 for a 15% equity interest in the company. In 2019, the Group further invested RMB26,000,000 in the company and the Group’s equity interest decreased to 19.9% due to the additional capital from other investors. After the transaction, the Group did not have representation on the board of directors anymore, and therefore lost significant influence over the company. This investment was subsequently reclassified as equity securities without readily determinable fair values.

(9)

In 2018, the Group made investments in several talent agencies with aggregate cash consideration of RMB14,500,000 and represents equity interest from 10% to 49%, none of which was individually material.

During the year ended December 31, 2018, the Group recorded impairment of RMB1,832,851, RMB4,637,543 and RMB6,815,887 on Shanghai Bluefin Culture Media Co., Ltd., Beijing Bazhuayu Culture Media Co., Ltd. and Nanjing Dash Information Technology Co., Ltd., respectively.

Equity securities without readily determinable fair values:

	As of December 31,
	2018	2019
	RMB	RMB
Content producers(1)(2)	—	123,629,785
Technology and software companies	47,512,000	59,102,000
Others	10,000,000	10,000,000

	57,512,000	192,731,785

Notes to the Combined and Consolidated Financial Statements (Continued)

8.	Investments (Continued)

Equity securities without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321. For year ended December 31, 2017, 2018 and 2019, no impairment was recorded for these cost method investments. During the year ended December 31, 2019, an upward adjustments of RMB1,796,000 as result of observable price change for the identical or similar investment of the same investees was recognized in other income (expense), net, and no impairments were recorded.

(1)

Investments in talent agencies previously accounted for under equity method with carrying amount of RMB50,029,785 were reclassified as equity securities without readily determinable fair values in 2019, mainly including investments in Gaoqu and Tukai (Note 8 (7) and (8)), as the Group lost significant influence over the investees. An upward adjustment of RMB1,796,000 as result of observable price change for the identical or similar investment of the same investees was recognized in other income (expense), net.

(2)

In addition to the talent agencies mentioned in Note (1), in 2019, the Group formed twelves new companies with third parties with an aggregate cash contribution of RMB73,600,000 and represents equity interest from 5% to 20%, none of which was individually material.

9.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Accrued payroll and welfare	153,930,730	163,309,115
Marketing cost	96,754,190	112,859,994
Payable for repurchase of ordinary shares	—	53,293,800
Deposits	24,913,728	30,566,743
Other tax payable	23,032,710	13,767,363
Others	14,823,634	18,550,109

Total	313,454,992	392,347,124

10.	Cost of revenues

Cost of revenues consist of the following:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Bandwidth costs	433,600,999	555,863,781	617,801,344
Revenue sharing fees and content costs	1,373,133,060	2,790,038,662	5,176,508,004
Others	83,634,718	157,453,785	292,763,988

Total	1,890,368,777	3,503,356,228	6,087,073,336

11.	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5%. Operations in Hong Kong have incurred net accumulated operating losses for income tax purpose and no income tax provisions are recorded for the period presented.

Notes to the Combined and Consolidated Financial Statements (Continued)

11.	Income taxes (Continued)

China

The Company’s subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) Law. The subsidiaries and the VIEs of the Group and Predecessor Operations in the PRC are subject to a uniform income tax rate of 25% for years presented. Wuhan Douyu obtained High and New Technology Enterprise (“HNTE”) status from 2016 to 2018. It enjoyed a favorable statutory tax rate of 15% from 2017 to 2018 and it did not renew the status for 2019. In 2019, Wuhan Douyu, Wuhan Yule and Wuhan Ouyue obtained “Software Enterprise Certificate”. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2018 to 2020, enterprises engaged in research and development activities are entitled to claim 175% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”).

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income Tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Income (loss) before income taxes consist of:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
PRC	(611,768,937)	(881,940,287)	143,570,454
Foreign	—	12,871,144	(106,980,746)

Total	(611,768,937)	(869,069,143)	36,589,708

The Group did not incur any current or deferred component of income tax expenses for the years ended December 31, 2017, 2018 and 2019. The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	Years ended December 31,
	2017	2018	2019
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(0.74)%	(2.45)%	157.72%
Super deduction on research and development expenses	3.66%	6.14%	(145.44)%
Effect of change in income tax rate	—	—	(555.07)%
Effect of tax holiday	(8.31)%	(0.27)%	—
Effect of tax rate in different tax jurisdiction	—	0.71%	4.82%
Change in valuation allowance	(19.61)%	(29.13)%	512.97%

Total	0.00%	0.00%	0.00%

Notes to the Combined and Consolidated Financial Statements (Continued)

11.	Income taxes (Continued)

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
The aggregate dollar effect	50,837,998	2,346,487	—
Per share effect—basic and diluted	6.21	0.29	—

Deferred tax assets are as follows:

	Years ended December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Tax loss carried forward	447,008,731	609,004,112
Deductible temporary differences	111,856,999	114,334,735
Tax basis difference upon 2016 Restructuring	46,732,514	66,897,143
Allowance for doubtful receivables	1,110,718	5,509,508
Total deferred tax assets	606,708,962	795,745,498
Less: valuation allowance	(606,708,962)	(795,745,498)

Net deferred tax assets	—	—

The movement of deferred tax valuation allowance is as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	233,311,017	353,511,080	606,708,962
Additions	120,200,063	253,197,882	189,036,536

Balance at end of the year	353,511,080	606,708,962	795,745,498

The Group operates through its subsidiaries, VIEs and subsidiaries of the VIEs. As of December 31, 2018 and 2019, the Group had tax operating loss carry forwards of RMB2,463,119,437 and RMB2,493,643,064 respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income. The net operating loss will expire in years 2020 to 2027 if not utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2018 and 2019, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE.

Notes to the Combined and Consolidated Financial Statements (Continued)

12.	Ordinary shares

In accordance with the Company’s memorandum and articles of association, total authorized shares for ordinary shares are 500,000,000 shares with par value of US$0.0001.

Upon the incorporation of the Company on January 5, 2018, the Original Shareholders of the Group subscribed to 8,188,790 ordinary shares of the Company at par value of US$0.0001. In May 2018, the Company converted 2,944,395 ordinary shares held by the Original Shareholder to 2,944,395 shares of Angel Preferred Shares with no change to the rights and obligations associated with these shares. As the terms of the Angel Preferred Shares are identical to those for the Ordinary Shares, the Company believe it is appropriate to continue to treat the Angel Preferred Shares as ordinary shares issued and outstanding in the combined and consolidated financial statements as well as for the purpose of EPS calculations.

In May 2018, the Company repurchased 125,000 shares of ordinary shares from one investor and issued 125,000 Series B-4 Preferred Share to the same shareholder for zero consideration.

As disclosed in Note 15, 2,106,321 ordinary shares of the Company were issued to Douyu Employee Benefit Trust (the “Trust”) to establish a reserve pool for future issuances of equity share incentive to the Group’s employees. All shareholder rights of these 2,106,321 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding restrict share units are vested. While the ordinary shares were legally issued to the Trust, the Trust does not have any of the rights associated with the ordinary shares, as such the Company accounted for these shares as issued but no outstanding until the waiver is released by the Company, which occur when the restricted share units vest and ordinary shares are awarded to the employees.

Upon the IPO in July 2019, the Company issued 4,492,473 ordinary shares.

On December 20, 2019, the Company announced the repurchase program whereby the Company may repurchase up to US$100 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on December 20, 2019. The Company has repurchased an aggregate of 291,207 ordinary shares for total cash consideration of US$24,108,875 (equivalent of RMB168,567,125) including repurchase commissions, among which US$7,636,994 (equivalent of RMB53,293,800) was not paid as of December 31, 2019.

13.	Noncontrolling Interest

As of December 31, 2019, the Group’s noncontrolling interest mainly included equity interest in Nonolive, Shuangsi and DouYu Japan. The following schedule shows the effects of changes in the ownership interest of the Company in its subsidiaries on equity attributed to DouYu for the years ended December 31, 2017, 2018 and 2019.

Below are the changes in the Group’s ownership in its subsidiary on the Group’s equity.

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Net income (loss) attributable to DouYu’s ordinary shareholders	(612,897,944)	(876,279,828)	39,753,232
Transfers to noncontrolling interest
Decrease in DouYu’s additional paid-in capital due to vest of Gogo Glocal’s noncontrolling interest restricted shares (Note 15)	—	—	(22,209,344)
Decrease in DouYu’s additional paid-in capital for acquisition of shares of Gogo Glocal’s noncontrolling interest (1)	—	—	(11,107,350)

Net transfers to noncontrolling interest	—	—	(33,316,694)

Change from net income attribute to DouYu and transfers to noncontrolling interest	(612,897,944)	(876,279,828)	6,436,538

In October, 2019, the Group purchased 444,444 ordinary shares from the founders of Gogo Glocal with cash consideration of US$2,760,025 (equivalent of RMB19,520,000) at a fair value of RMB43.92 per share. See details in Note 15 II. Non-vested Gogo Glocal restricted shares. As a result, additional paid-in capital increased and the value of the noncontrolling interest decreased.

Notes to the Combined and Consolidated Financial Statements (Continued)

14.	Convertible redeemable preferred shares

Series A Preferred Equity

In January 2015, Beijing Sequoia acquired 20.49% of Guangzhou Douyu’s equity interest with preference rights for a total consideration of RMB106,999,090 (Series A Preferred Equity).

Series B Preferred Equity

In April 2015, Guangzhou Douyu entered into an agreement with Beijing Sequoia for a convertible loan and a detachable warrant for a total proceed of RMB 50 million. In April 2016, Beijing Sequoia converted the outstanding loan principal and unpaid interest expense amounted RMB 56,187,500 into 2.71% of the equity interest of Wuhan Douyou with preference rights (Series B-1 Preferred Equity).

In April 2016, Wuhan Douyu issued 18.80% and 1.96% equity interest with preference rights (Series B-2 and B-3 Preferred Equity) for a cash consideration of RMB381,504,000 and RMB50,000,000, respectively, to a group of third party investors. The subscription prices of two of these investors were below fair value of Series B-2 and Series B-3 Preferred Equity. The difference between the fair value of these preferred equity and the subscription consideration paid by these Series B-2 and Series B-3 investors amounted to RMB72,736,597 was recognized as deemed dividend in the combined and consolidated statements of changes in shareholders’ equity (deficit).

In April 2016, concurrent with the issuance of Series B-2 and B-3 Preferred Equity, Wuhan Douyu repurchased 5.95% of its equity interest from the Original Shareholders at a consideration of RMB162,775,040. The fair value of equity interest repurchased was RMB77,396,500 as determined by the Group with the assistance of independent valuation firm was below the consideration paid by Wuhan Douyu. As such, the amount of RMB85,378,540 paid by Wuhan Douyu that was in excess of the fair value of the equity interest at the time of the repurchase was recognized as deemed dividend in the combined and consolidated statements of changes in shareholders’ equity (deficit).

Series C Preferred Equity

In August 2016, Wuhan Douyu issued 15.80% of the equity interest with preference rights to a group of investors with a total consideration of RMB1,067,000,000 (Series C-1 Preferred Equity). Concurrent with the issuance of Series C-1 Preferred Equity, Wuhan Douyu repurchase and cancelled 2.94% of its equity interest from the Original Shareholders with a consideration of RMB198,848,000. The fair value of the equity interest repurchased was RMB72,020,079 as determined by the Group with the assistance of independent valuation firm was below the repurchase consideration paid by Wuhan Douyu. As such, the amount of RMB126,827,921 paid by Wuhan Douyu in excess of the fair value of the equity interest at the time of the repurchase was recognized as deemed dividend in the combined and consolidated statements of changes in shareholders’ equity (deficit).

In August 2016, Shanghai Qincheng exercised the warrant to purchase 0.49% of the equity interest of Wuhan Douyu with a subscription price of RMB30,000,000 (Series C-2 Preferred Equity). Series C-2 Preferred Equity was repurchased by Wuhan Douyu in January 2018 at fair value for a cash consideration of RMB39,995,000.

Notes to the Combined and Consolidated Financial Statements (Continued)

14.	Convertible redeemable preferred shares (Continued)

Series D Preferred Equity

On November 14, 2017, Wuhan Douyu issued 5.81% equity interest of Wuhan Douyu with preferred rights (Series D Preferred Equity) for a consideration of RMB500,000,000 to three new investors.

Upon the 2018 Restructuring, as described in Note 1, upon obtaining all necessary approvals from the PRC government, the Preferred Equity shareholders subscribed for convertible redeemable preferred shares (Preferred Shares) at no consideration, all in the same proportions, on an as converted basis, as the percentage of equity interest they held in Wuhan Douyu.

In conjunction with the issuance of Series E Preferred Shares, the Company modified certain terms of Series A, B, C and D Preferred Shares to extend the date of qualified IPO from December 31, 2020 to December 31, 2022, as well as change certain calculation of the redemption value. The Company does not consider these changes as an extinguishment of Series A, B, C and D as the impact of these changes was insignificant.

In January 2018, Wuhan Douyu repurchased Series C-2 Preferred Equity from its investor at fair value for a cash consideration of RMB39,995,000. The difference of RMB6,661,667 between the consideration paid and the carrying amount of Series C-2 Preferred Equity at the date of repurchase was recorded in additional paid-in capital.

In May 2018, the Company repurchased 125,000 ordinary shares from one of the investors and issued the corresponding number of Series B-4 Preferred Shares to the same investor with no cash consideration. The difference between the fair value of ordinary shares repurchased and that of the Series B-4 Preferred Shares issued is immaterial.

Notes to the Combined and Consolidated Financial Statements (Continued)

14.	Convertible redeemable preferred shares (Continued)

Series D Preferred Equity (Continued)

The key terms of the Preferred Shares are summarized as follows:

Dividend Rights

In the event the Company declares dividends, for holder of each series of Convertible Redeemable Preferred Shares, at the rate of eight percent of issue cost.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company (each a “Liquidation Event”), whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the Members (after satisfaction of all creditors’ claims and claims that may be preferred by Law) shall be distributed to the Members of the Company as follows:

The liquidation right should be settled in the sequence of (i) Series E Convertible Redeemable Preferred Shares, (ii) Series D Convertible Redeemable Preferred Shares, (iii) Series C-1 Convertible Redeemable Preferred Shares, (iv) Series B-1, Series B-2, Series B-3 and Series B-4 Convertible Redeemable Preferred Shares (Series B Convertible Redeemable Preferred Shares), and (v) Series A Convertible Redeemable Preferred Shares.

If there are any assets or funds remaining after the aggregate Series A Preference Amount, Series B Preference Amount, Series C Preference Amount, Series D Preference Amount and Series E Preference Amount have been distributed or paid in full to the applicable holders of Preferred Shares, the remaining assets and funds of the Company available for distribution to the Members shall be distributed ratably among all Members in proportion to the number of Ordinary Shares (on an as-converted basis) held by them.

Total liquidation value for all preferred shares was RMB7,500,606,175 and nil as of December 31, 2018 and 2019, respectively.

Notes to the Combined and Consolidated Financial Statements (Continued)

14.	Convertible redeemable preferred shares (Continued)

Series D Preferred Equity (Continued)

The key terms of the Preferred Shares are summarized as follows: (Continued)

Conversion Rights

The holders of the Preferred Shares shall have the rights to convert of the Preferred Shares into Ordinary Shares at an initial conversion ratio of one for one.

The holders of each Convertible Redeemable Preferred Shares, at the option of the holders, has the right to convert the Convertible Redeemable Preferred Shares into ordinary shares at any time.

Each Convertible Redeemable Preferred Share shall automatically be converted, into Ordinary Shares upon the earlier of (i) the closing of a Qualified IPO, or (ii) the written notice signed by the Majority Holders.

Voting Rights

The Preferred Shareholders are entitled to vote with ordinary shareholders on an as-converted basis.

Redemption

Upon the earlier of (a) the Company has not consummated a Qualified IPO by December 31, 2022, (b) there is a material breach of the Articles of the Memorandum, (c) the creditworthiness of any Founder or any holder of Ordinary Shares (other than any Investor) is materially damaged, or there is any fraud, gross negligence or willful misconduct of any Founder or any holder of Ordinary Shares (other than any Investor), or there is any misconduct of any Founder or any Management Director, any of which results in damages to the Group Companies that cannot be cured, or (d) any event (other than force majeure) that result in the shutdown of the website (including the main website, IOS and Android apps) of the Group for more than 60 days, the holder of each series of Convertible Redeemable Preferred Shares except for the holder of Series C-2 Convertible Redeemable Preferred Shares and Series Angel Convertible Redeemable Preferred Shares has the right to require the Company to redeem all or any number of the then outstanding Convertible Redeemable Preferred Shares at a pre-determined Redemption Price.

The redemption right should be settled in the sequence of (i) Series E Convertible Redeemable Preferred Shares, (ii) Series D Convertible Redeemable Preferred Shares, (iii) Series C-1 Convertible Redeemable Preferred Shares, (iv) Series B-1, Series B-2 and Series B-3 Convertible Redeemable Preferred Shares, and (v) Series A Convertible Redeemable Preferred Shares.

Management of the Group evaluated that redemption was not probable and therefore did not accrete the Preferred Shares to the redemption value. The redemption value as of December 31, 2018 and 2019 would be RMB7,262,965,150 and nil, respectively.

All of the preferred shares were converted to ordinary shares immediately upon the completion of the Group’s IPO on July 17, 2019.

Notes to the Combined and Consolidated Financial Statements (Continued)

The following is the rollforward of the carrying amounts of Preferred Share for the years ended December 31, 2018 and 2019:

	Series A	Series B-1	Series B-2	Series B-3	Series B-4(1)	Series C-1	Series C-2(2)	Series D	Series E(3)
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2016	106,999,090	56,187,500	464,343,750	202,671,887	—	1,265,848,000	33,333,333	—	—
Issuance	—	—	—	—	—	—	—	500,000,000	—

December 31, 2017	106,999,090	56,187,500	464,343,750	202,671,887	—	1,265,848,000	33,333,333	500,000,000	—
Issuance	—	—	—	—	22,254,400	—	(33,333,333)	—	4,026,518,012

December 31, 2018	106,999,090	56,187,500	464,343,750	202,671,887	22,254,400	1,265,848,000	—	500,000,000	4,026,518,012
Conversion into ordinary shares upon IPO	(106,999,090)	(56,187,500)	(464,343,750)	(202,671,887)	(22,254,400)	(1,265,848,000)	—	(500,000,000)	(4,026,518,012)

December 31, 2019	—	—	—	—	—	—	—	—	—

(1)

In May 2018, the Company repurchased 125,000 ordinary shares from one of the investors and issued the corresponding number of Series B-4 Preferred Shares to the same investor with no cash consideration. The difference between the fair value of ordinary shares repurchased and that of the Series B-4 Preferred Shares issued is immaterial.

(2)

In January 2018, Wuhan Douyu repurchased Series C-2 Preferred Equity from its investor at fair value for a cash consideration of RMB39,995,000. The difference of RMB6,661,667 between the consideration paid and the carrying amount of Series C-2 Preferred Equity at the date of repurchase was recorded in additional paid-in capital.

(3)

On May 29, 2018, the Company issued 7,828,728 shares of Series E redeemable convertible preferred shares (“Series E Preferred Shares”) at a per-share purchase price of US$80.57 for cash consideration of RMB4,026,518,012.

Notes to the Combined and Consolidated Financial Statements (Continued)

15.	Share-based compensation

I. Non-vested Douyu restricted equity

Upon closing of the issuance of Series A Preferred Equity, the Founders entered into an arrangement with the investor, whereby partial of their equity (“Founders’ Equity”) became subject to service and transfer restriction. Such Founders’ Equity is subject to repurchase by the Company upon early termination of their requisite period of employment. The repurchase price is the minimum price permitted under PRC law. The Founders’ Equity shall be vested monthly in equal installment over the period from issuance of Series A Preferred Equity to 2018. This arrangement has been accounted for as a grant of restricted share awards subject to service vesting conditions.

The Group used the discounted cash flow method to determine the underlying equity value of Wuhan Douyu and adopted equity allocation model to determine the fair value of the equity as of the dates of issuance. The aggregate fair value of the restricted equity was RMB80,100,005. For the years ended December 31, 2017, 2018 and 2019, the Group recorded compensation expenses of RMB17,574,638, RMB17,574,638 and nil, respectively. All the restricted equity has been vested as of December 31, 2018.

II. Non-vested Gogo Glocal restricted shares

In connection of the acquisition of Nonolive (see Note 3), Gogo Glocal issued 4,900,000 ordinary shares, which represents 46% of its equity, to the founders for Nonolive. These ordinary shares are subject to transfer restriction and repurchase by the Group for a consideration of US$1 upon early termination of their requisite employment service period of 15 months. These ordinary shares are vested upon the earlier of the satisfaction of certain performance target as measured by number of Daily Active Users or the requisite service period. This arrangement has been accounted as a grant of restricted share awards subject to service and performance conditions.

With the assistance of third party valuation firm, the Group used the discounted cash flow method to determine the underlying equity value of Gogo Glocal and adopted equity allocation model to determine the fair value of the restricted ordinary share as of the dates of issuance, which was determined to be RMB18.45 per share. The aggregate fair value of the restricted shares was RMB90,425,865.

On September 30, 2019, the Group and the founders of Nonolive entered into another agreement to renew the arrangement. Pursuant to the agreement, (i) the Group injected additional capital of RMB100 million in Gogo Glocal; (ii) the Group repurchased 1,039,780 shares of ordinary shares from one of the founders for a consideration of US$1 due to an early termination of his requisite employment service, which was considered as a forfeiture of the unvested restricted shares; (iii) 1,696,895 ordinary shares were vested immediately, of which 444,444 share were repurchased by the Group at fair value of RMB43.92 per share (see Note 13); and (iv) the remaining 2,163,325 non-vested restricted shares held by the founders are subject to transfer restriction and repurchase by the Group for a consideration of US$1 upon early termination of their renewed requisite employment service period and will be vested monthly in equal installments over the next 36 months, which was considered as a modification of unvested restricted shares.

As a result of the modification, an incremental compensation cost of RMB28,224,142 was measured as the excess of the fair value of the modified restricted share award over the fair value of the original restricted share. The fair value per share of the modified restricted shares of RMB43.92 is determined according to the share price and other pertinent factors at the modification date. As of December 31, 2019, total unrecognized compensation expense was RMB25,872,131 and expected to be recognized over a period of 33 months.

For the years ended December 31, 2017, 2018 and 2019, the Group recorded compensation expenses of nil, RMB17,830,249 and RMB55,275,106, respectively.

A summary of non-vested restricted share activity during the years ended December 31, 2019 is presented below:

	Number of shares	Weighted average grant-date fair value
Outstanding as of December 31, 2018	4,900,000	18.45
Forfeited	(1,039,780)	18.45
Vested(1)	(1,810,754)	19.27

Outstanding as of December 31, 2019	2,049,466	31.50

(1)	Vested shares of 1,810,754 represents 17.8% of Gogo Glocal’s total equity and a corresponding amount of RMB22,209,344 was recorded as noncontrolling interest.

Notes to the Combined and Consolidated Financial Statements (Continued)

15.	Share-based compensation (Continued)

III. Restricted share units

On April 1, 2018, the Company’s board of director approved the 2018 Restricted Share Unit Scheme (“2018 Plan”). In connection with the 2018 Plan, the Company established Douyu Employee Benefit Trust (the “Trust”) as a holding platform and 2,106,321 share of ordinary shares were issued to the Trust as a reserve pool for future issuance of equity share incentive to the Group’s employees. All shareholder rights of these 2,106,321 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding restrict share units are vested. The Group referred to the interest in Trust as Restricted Share Units and each Restricted Share Unit represents one ordinary share. The Scheme shall be valid and effective for a period of 10 years.

On April 1, 2018, pursuant to a board of director resolution, 2,098,069 restricted share units corresponding to 2,098,069 ordinary shares were granted to certain employees, directors and officers for zero cash subscription. The restricted share units will begin vesting by equal instalment for 36 months upon a qualified IPO. The Group has determined the per share fair value of the restricted share unit to be RMB274.51 with the assistance of an independent valuation firm based on the fair value of the underlying ordinary shares which was determined by using the hybrid method of the probability weighted expected return method (“PWERM”) and the option pricing method (“OPM”) to allocate equity value to preferred and ordinary shares on a fully diluted basis.

A summary of restricted share units activity during the years ended December 31, 2019 is presented below:

	Number of restricted share	Weighted average grant- date fair value	Weighted average remaining contractual life
		RMB	Years

Outstanding as of December 31, 2018	2,098,069	274.51	2.58
Granted	306	579.27
Vested	(289,451)	274.51
Forfeited	(14,338)	274.51

Outstanding as of December 31, 2019	1,794,586	274.55	2.58

The Group has recorded compensation expenses of nil and RMB235,506,658 for the years ended December 31, 2018 and 2019 relating to these restricted share units. As of December 31, 2018 and 2019, there were RMB575,940,921 and RMB342,243,484, respectively, unrecognized share based compensation expenses related to the restricted share.

16.	Net income (loss) per share and net loss attributable to ordinary shareholders

The Group’s convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if converted basis.

For the year ended December 31, 2019, the Group used the two-class method of computing basic earnings per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Diluted net income per share for the year ended December 31, 2019 is computed using as-if-converted method and assumes the vest of restricted share units using the treasury stock method as this method is more dilutive than the two-class method.

For the years ended December 31, 2017 and 2018, for the purpose of calculating net loss per share as a result of the 2018 Restructuring as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the 2018 Restructuring took place at the beginning of the period presented.

Notes to the Combined and Consolidated Financial Statements (Continued)

16.	Net income (loss) per share and net loss attributable to ordinary shareholders (Continued)

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Basic net income (loss) per share calculation
Numerator:
Net income (loss) attributable to DouYu Holdings Limited shareholders	(612,897,944)	(876,279,828)	39,753,232
Deemed dividend	—	(6,661,667)	—
Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	—	—	(14,283,763)

Net income (loss) attributable to ordinary shareholders for computing basic net income (loss) per share	(612,897,944)	(882,941,495)	25,469,469

Denominator:
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	8,188,790	8,115,160	19,254,661

Basic net income (loss) per ordinary share	(74.85)	(108.80)	1.32

Diluted net income (loss) per share calculation
Numerator:
Net income (loss) attributable to ordinary shareholders of DouYu Holdings Limited	(612,897,944)	(882,941,495)	25,469,469
Add: undistributed earnings allocated to participating securities	—	—	14,283,763

Net income (loss) attributable to ordinary shareholders for computing diluted net income (loss) per ordinary share	(612,897,944)	(882,941,495)	39,753,232

Denominator:
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	8,188,790	8,115,160	19,254,661
Add: conversion of convertible redeemable preferred shares into ordinary shares	—	—	10,798,380
Restricted Share Units	—	—	1,389,890

Weighted average ordinary shares used in computing diluted income (loss) per ordinary share	8,188,790	8,115,160	31,442,931

Diluted net income (loss) per ordinary share	(74.85)	(108.80)	1.26

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Convertible Redeemable Preferred Equity/Shares	12,046,442	19,906,105	—
Restricted Share Units	—	2,098,069	—

Total	12,046,442	22,004,174	—

Notes to the Combined and Consolidated Financial Statements (Continued)

17.	Statutory reserves and restricted net assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2019, total restricted net assets was RMB3,481,099,358.

18.	Segment Information

The Group uses the management approach to determine operation segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. Before October 2018, the Group operated and managed its business in PRC China as a single segment. In October 2018, the Group acquired a business which operates a live stream platform mainly in Southeast Asia (“Nonolive”) (see Note 3) and identified it as a new operating segment. In August 2019, the Group set up “DouYu Japan” which operates a live streaming platform in Japan with a third party. The Group has determined that Nonolive and DouYu Japan do not meet the quantitative thresholds for a reportable segment under ASC 280-10-50 in the year ended December 31, 2019, therefore, does not result in a reportable segment.

The following table summarizes the revenue by type of service provided by the Group:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Live streaming	1,521,784,105	3,147,196,247	6,617,291,032
Advertisement	248,846,529	342,169,195	513,265,806
Other	115,086,367	165,017,684	152,673,415

Total	1,885,717,001	3,654,383,126	7,283,230,253

100%, 99.8% and 99.5% of the Group’s revenue for the years ended December 31, 2017, 2018 and 2019, respectively, were generated from the PRC. As of December 31, 2018 and 2019, 100% and 100% of long-lived assets of the Group were located in the PRC.

There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2018 and 2019, respectively.

Notes to the Combined and Consolidated Financial Statements (Continued)

19.	Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Tencent Holdings Limited (“Tencent Group”)	Parent company of one of our ordinary shareholders
Beijing Sequoia Xinyuan Equity Investment Center LLP	Related party of one of our ordinary shareholders

For the years ended December 31, 2017, 2018 and 2019, significant related party transactions were as follows:

	Years ended December 31,
	2017	2018	2019
Live streaming revenue derived from
Equity method investees- talent agencies	—	25,164,152	78,933,963
Tencent Group	—	3,405,827	—

Total	—	28,569,979	78,933,963

Advertisement revenue derived from
Tencent Group	14,050,283	27,483,962	2,699,737
Other revenue derived from
Tencent Group	7,676,262	19,892,736	26,581,068
Bandwidth fees paid to
Tencent Group	142,548,292	258,981,005	230,752,735
Revenue sharing fees and content cost paid to
Tencent Group	—	—	4,986,374
Equity method investees- talent agencies	27,907,101	229,901,724	715,473,955

Total	27,907,101	229,901,724	720,460,329

Payment handling fees paid to
Tencent Group	5,305,712	12,656,246	29,546,113
Content rights purchased from
Tencent Group	71,300,000	116,100,000	112,354,423

As of December 31, 2017, 2018 and 2019, the amounts due from/to related parties are as follows:

	Years ended December 31,
	2017	2018	2019
Amount due from related parties
Tencent Group	13,536,360	56,840,030	23,935,019
Equity method investees- talent agencies	—	7,230,184	108,831

Total	13,536,360	64,070,214	24,043,850

Amount due to related parties
Tencent Group	153,195,674	227,897,451	251,069,127
Beijing Sequoia Xinyuan Equity Investment Center LLP(1)	—	1,355,094,229	—
Shaojie Chen(2)	—	39,995,000	—
Equity method investees- talent agencies	7,066,386	5,320,840	47,663,895

Total	160,262,060	1,628,307,520	298,733,022

(1)

In May 2018, as an integrated step of the 2018 Restructuring (Note 1), in order to comply with certain PRC foreign currency control rules and regulations, Beijing Sequoia has to redeem its investment in Series A Preferred Equity in Wuhan Douyu for US$197,443,500 (equivalent of RMB1,358,253,325) from Wuhan Douyu and the redemption amount in full is to be reinvested to the Company as capital contribution. As of December 31, 2018, the capital contribution amount, equivalent to RMB1,260,439,815, has been received by the Company but the redemption amount, equivalent to RMB1,355,094,229, has not yet been paid by Wuhan Douyu, which was considered as a non-cash financing activity in the combined and consolidated statements of cash flows for the year ended December 31, 2018. The redemption amount is denominated in US$ and to be settled in RMB. Foreign exchange loss of RMB94,654,414 was recognized in other expense for the year ended December 31, 2018. US$197,443,500 equivalent in the amount of RMB1,323,049,149 was fully settled in March, 2019.

(2)	The Group has received an advance payment of RMB39,995,000 from Mr. Shaojie Chen, which was subsequently settled in February 2019.

Notes to the Combined and Consolidated Financial Statements (Continued)

20.	Commitments and contingencies

Operating lease as lessee

The Group leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2017, 2018 and 2019 were RMB25,971,264, RMB36,914,653 and RMB39,845,627, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending	RMB
2020	45,023,403
2021	26,297,961
2022	11,451,395
2023	1,297,103
2023 and thereafter	—

The Group’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents.

Contingencies

In 2019, the Group was named as one of the defendants to lawsuits filed in court by a third party company platform operator for mobile apps and games in China. The third party platform operator is seeking a total monetary damage in an amount of RMB66.7 million by claiming certain steamers infringe their non-compete agreements with it by operating on the Group’s platform. The Group believe these allegations are without merit and will vigorously defend against them. These cases are still in early stage and the Group is not able to make a reliable estimate of the amount or range of possible loss, if any.

The Group is subject to other periodic legal or administrative proceedings in the ordinary course of business.

21.	Subsequent events

The Group has evaluated subsequent events through April 28, 2020, which is the date when the combined and consolidated financial statements were issued.

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED BALANCE SHEETS

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,757,734,490	7,140,577,532	1,020,753,285
Prepayments	49,333	838,398	119,850
Other current assets	60,502,935	56,840,976	8,125,479
Amount due from subsidiaries and VIEs	426	39,995,433	5,717,390

Total current assets	3,818,287,184	7,238,252,339	1,034,716,004
Other non-current assets	13,229,851	—	—
Investments in subsidiaries and VIEs	(188,401,872)	124,167,455	17,749,872

Total assets	3,643,115,163	7,362,419,794	1,052,465,876

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	11,842,346	60,938,325	8,711,199
Amount due to subsidiaries and VIEs	333,665	339,159	48,483
Deferred revenue	—	13,162,958	1,881,659

Total current liabilities	12,176,011	74,440,442	10,641,341
Non-current liabilities	—	46,070,348	6,585,806

Total liabilities	12,176,011	120,510,790	17,227,147

Convertible redeemable preferred shares (total redemption value of RMB7,262,965,150 and nil as of December 31, 2018 and 2019, respectively)	6,644,822,639	—	—
Shareholders’ equity (deficit)
Ordinary shares (US$0.0001 par value, 479,999,830 and 500,000,000 shares authorized, 10,170,111 and 34,568,689 shares issued, 8,063,790 and 32,751,819 shares outstanding as of December 31, 2018 and 2019, respectively)	5,148	22,144	3,166
Treasury shares (nil and 291,207 ordinary shares as of December 31, 2018 and 2019, respectively)	—	(168,567,125)	(24,096,853)
Additional paid-in capital	48,989,244	10,324,277,855	1,475,866,692
Accumulated deficit	(3,388,471,092)	(3,348,717,860)	(478,702,842)
Accumulated other comprehensive income	325,593,213	434,893,990	62,168,566

Total shareholders’ equity (deficit)	(3,013,883,487)	7,241,909,004	1,035,238,729

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS EQUITY (DEFICIT)	3,643,115,163	7,362,419,794	1,052,465,876

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Total net revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	—	(11,697,585)	(41,464,310)	(5,927,368)
Other operating income (expense), net	—	(338)	6,508,518	930,400
Interest income	—	68,216,989	148,245,151	21,191,805
Equity in deficit of subsidiaries and VIE	(612,897,944)	(932,798,894)	(73,536,127)	(10,512,069)

Net income (loss)	(612,897,944)	(876,279,828)	39,753,232	5,682,768

Other comprehensive income	—	325,593,213	109,300,777	15,624,664

Comprehensive income (loss)	(612,897,944)	(550,686,615)	149,054,009	21,307,432

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(612,897,944)	(876,279,828)	39,753,232	5,682,768
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss from equity in earnings of subsidiaries and VIEs	612,897,944	932,798,894	73,536,127	10,512,069
Share-based compensation	—	—	23,241,480	3,322,395
Changes in operating assets and liabilities:
Prepayments	—	(49,333)	(789,065)	(112,798)
Other current assets	—	(60,502,935)	3,661,959	523,481
Other non-current assets	—	(6,353,017)	—	—
Amount due from subsidiaries and VIEs	—	(426)	(39,995,000)	(5,717,329)
Accrued expenses and other current liabilities	—	11,842,346	(4,197,822)	(600,083)
Amount due to subsidiaries and VIEs	—	333,665	—	—
Other liabilities	—	—	59,233,306	8,467,465

CASH PROVIDED BY OPERATING ACTIVITIES	—	1,789,366	154,444,217	22,077,968
Investment in subsidiaries	—	(1,853,885,036)	(151,881,863)	(21,711,677)

CASH USED IN INVESTING ACTIVITIES	—	(1,853,885,036)	(151,881,863)	(21,711,677)
Proceeds on issuance of ordinary shares through IPO	—	5,207	3,422,497,233	489,249,683
Deferred offering cost	—	(6,876,834)	—	—
Payment of deferred offering costs	—	—	(36,249,484)	(5,181,903)
Repurchase of ordinary shares	—	—	(115,273,325)	(16,478,447)
Capital contribution from convertible redeemable preferred shareholders	—	4,026,518,012	—	—
Capital investment from a preferred shareholder in connection with 2018 Restructuring	—	1,260,439,815	—	—

CASH PROVIDED BY FINANCING ACTIVITIES	—	5,280,086,200	3,270,974,424	467,589,333

Effect of foreign exchange rate changes	—	329,743,960	109,306,264	15,625,449

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	3,757,734,490	3,382,843,042	483,581,073
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	—	3,757,734,490	537,172,212

CASH AND CASH EQUIVALENTS AT YEAR END	—	3,757,734,490	7,140,577,532	1,020,753,285

Supplemental disclosure on non-cash investing and financing activities:
Deferred offering costs payable	—	6,353,017	—	—
Payable for repurchase of ordinary shares not yet paid	—	—	53,293,800	7,618,406

SCHEDULE I—NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1. Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited combined and consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2. The condensed financial information has been prepared using the same accounting policies as set out in the combined and consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in subsidiaries and VIEs” and the subsidiaries and VIEs’ profit or loss as “Loss from equity in earnings of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3. For the years ended December 31, 2017, 2018 and 2019, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

4. Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.9954, as set forth in H.10 statistical release of the Federal Reserve Board on December 27, 2019. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 27, 2019, or at any other rate.