Form 20-F
period 2020-12-31
DouYu International Holdings Ltd
filed 2021-04-30
CIK 1762417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
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
Province, 430073,
People’s Republic of China
(Address of principal executive offices)
Shaojie Chen
Chief Executive Officer
Tel: +86 27 8775 0710
E-mail:
ir@douyu.tv
20/F, Building A, New Development International Center,
No. 473 Guanshan Avenue,
Hongshan District, Wuhan, Hubei
Province, 430073,
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
32,267,847 ordinary shares, par value $0.0001 per share as of December 31, 2020.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
12b-2
of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
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
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

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

•	“Beijing Fengye” refers to Beijing Fengye Equity Investment Center (Limited Partnership);

•	“Beijing Phoenix” refers to Beijing Phoenix Rich Investment Management Center (Limited Partnership);

•	“CDN” refers to content delivery network;

•	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, Hong Kong and Macau;

•	“Douyu Education” refers to Wuhan Douyu Education Consulting Co., Ltd.;

•	“Douyu Yule” refers to Wuhan Douyu Culture Network Technology Co., Ltd.;

•	“Effective Time” refers to effective time of the our merger with Huya;

•	“Gogo Glocal” refers to Gogo Glocal Holding Limited, an exempted company incorporated under the laws of the Cayman Islands;

•	“Guangzhou Douyu” refers to Guangzhou Douyu Internet Technology Co., Ltd.;

•	“Huya” refers to HUYA Inc.;

•	“Linzhi Lichuang” refers to Linzhi Lichuang Information Technology Co., Ltd., an entity controlled by Tencent Holdings Limited;

•	“MAUs” refers to the number of active users, including active PC users and active mobile users in a given month;

•	“Merger Agreement” refers to the Agreement and Plan of Merger dated October 12, 2020 entered into by DouYu, Huya, Tiger Company Ltd. and Nectarine;

•	“Nectarine” refers to Nectarine Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited;

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

•	“Penguin” or “Penguin Business” refers to game live streaming business operated by the Tencent group under the “Penguin e-Sports” brand;

•
“quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period;

•	“Reassignment” refers to the proposed reassignment of the Penguin Business by Nectarine to DouYu, whereby upon its completion we will beneficially own and operate the Penguin Business;

•	“Reassignment Agreement” refers to the reassignment agreement, dated October 12, 2020, by and between Nectarine and us;

•	“registered streamer” refers to a user that has been registered on our platform as a streamer;

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
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 23, 2021, the noon buying rate for Renminbi was RMB6.4945 to US$1.00.

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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our goals and growth strategies;

•	our future business development, results of operations and financial condition;

•	relevant government policies and regulations relating to our business and industry;

•	our expectation regarding the use of proceeds from our initial public offering in July 2019;

•	general economic and business condition in China;

•	status of the COVID-19 pandemic;

•	assumptions underlying or related to any of the foregoing;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
In addition, we face certain risks and uncertainties with respect to our potential transaction with Huya, including the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against DouYu or its directors; the effects of disruption to DouYu’s business; restrictions during the pendency of the potential transaction that may impact DouYu’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on DouYu’s stock price; transaction costs; DouYu’s ability to achieve the benefits from the proposed transaction; DouYu’s ability to effectively integrate acquired operations into its own operations; the ability of DouYu to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
3.A. Selected Financial Data
The selected combined and consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019 and 2020, selected combined and consolidated balance sheet data as of December 31, 2018, 2019 and 2020 and selected combined and consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited combined and consolidated financial statements included elsewhere in this annual report. The selected combined and consolidated statements of comprehensive income data for the year ended December 31, 2016 and 2017, selected combined and consolidated balance sheet data as of December 31, 2016 and 2017 and selected combined and consolidated cash flow data for the year ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our combined and consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net revenues (1)	786.9	1,885.7	3,654.4	7,283.2	9,601.9	1,471.6
Cost of revenues	(1,155.1)	(1,890.4)	(3,503.4)	(6,087.0)	(8,041.6)	(1,232.5)

Gross (loss)/profit	(368.2)	(4.7)	151.0	1,196.2	1,560.3	239.1

Operating expenses:
Sales and marketing expenses	(223.5)	(310.3)	(538.9)	(598.7)	(580.4)	(88.9)
Research and development expenses	(93.5)	(212.1)	(329.3)	(383.9)	(416.3)	(63.8)
General and administrative expenses (2)	(95.0)	(100.6)	(196.8)	(446.1)	(375.9)	(57.6)
Other operating income, net	3.8	9.3	54.9	100.8	74.4	11.4

Total operating expenses	(408.2)	(613.7)	(1,010.1)	(1,327.9)	(1,298.2)	(198.9)

Income (loss) from operations	(776.4)	(618.4)	(859.1)	(131.7)	262.1	40.2
Other expense, net	0.0	(0.3)	(20.2)	(22.8)	(27.4)	(4.3)
Foreign exchange gain (loss), net	—	—	(75.6)	32.0	—	—
Interest income	3.9	6.9	85.8	159.1	145.2	22.3
Interest expenses	(8.9)	—	—	—	—	—
Fair value change of warranty liabilities	0.7	—	—	—	—	—

Gain on disposal of subsidiary	—	—	—	—	23.5	3.6

Income (loss) before income taxes	(780.7)	(611.8)	(869.1)	36.6	403.4	61.8
Income tax expenses	—	—	—	—	—	—
Share of income (loss) in equity method investments	(2.2)	(1.1)	(7.2)	(3.3)	1.3	0.2

Net income (loss)	(782.9)	(612.9)	(876.3)	33.3	404.7	62.0
Net loss attributable to noncontrolling interest	—	—	—	(6.5)	(80.8)	(12.4)
Deemed dividend	(284.9)	—	(6.7)	—	—	—
Net income (loss) attributable to ordinary shareholders of the Company	(1,067.8)	(612.9)	(883.0)	39.8	485.5	74.4
Net income (loss)	(782.9)	(612.9)	(876.3)	33.3	404.7	62.0

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	—	—	325.6	109.5	(425.7)	(65.2)

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Comprehensive income (loss)	(782.9)	(612.9)	(550.7)	142.8	(21.0)	(3.2)

Comprehensive income attributable to noncontrolling interests	—	—	—	(6.3)	(82.5)	(12.6)

Comprehensive income (loss) attributable to the Company	(782.9)	(612.9)	(550.7)	149.1	61.5	9.4

Note:
(1)
We adopted ASU
2014-09,
“Revenue from Contracts with Customers (Topic 606)” and its amendments on January 1, 2019 with modified retrospective method, and thus results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 605.

(2)	Includes share-based compensation of RMB24.9 million, RMB17.6 million, RMB35.4 million, RMB290.8 million and RMB142.1 million (US$21.8 million) in 2016, 2017, 2018, 2019 and 2020, respectively.
The following table presents our selected combined and consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Summary Combined and Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	516.8	539.6	5,562.2	8,134.9	5,291.8	811.0
Total current asset	675.9	862.9	6,117.0	8,601.7	8,033.8	1,231.2
Total assets	778.9	1,031.6	6,494.9	9,103.7	8,908.0	1,365.2
Deferred revenue	15.0	45.9	112.1	196.0	242.0	37.1
Accrued expenses and other current liabilities	120.7	208.2	313.5	392.3	384.0	58.9
Total current liabilities	523.9	871.9	2,863.9	1,794.2	1,882.8	288.6
Total liabilities	523.9	871.9	2,863.9	1,840.3	1,930.6	295.9
Total liabilities, convertible redeemable preferred shares and shareholders’ deficit	778.9	1,031.6	6,494.9	9,103.7	8,908.0	1,365.2
The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by (used in) operating activities	(714.1)	(381.0)	(337.6)	813.2	667.6	102.3
Net cash used in investing activities	(86.3)	(92.0)	(265.0)	(246.3)	(2,612.6)	(400.4)
Net cash provided by financing activities	1,298.2	500.0	5,280.1	1,896.3	(479.2)	(73.4)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	1.4	(4.2)	345.1	109.5	(418.9)	(64.2)

Net increase/(decrease) in cash, cash equivalents and restricted cash	499.2	22.8	5,022.6	2,572.7	(2,843.1)	(435.7)
Cash, cash equivalents and restricted cash at beginning of the year	17.6	516.8	539.6	5,562.2	8,134.9	1,246.7

Cash, cash equivalents and restricted cash at end of the year	516.8	539.6	5,562.2	8,134.9	5,291.8	811.0

Non-GAAP
Financial Measure
To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP
financial measures to understand and evaluate our core operating performance: adjusted operating income (loss), which is calculated as operating income (loss) adjusted for share-based compensation expenses; adjusted net income (loss), which is calculated as net income (loss) adjusted for shared-based compensation expenses, share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments; adjusted net income (loss) attributable to DouYu, which is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments; and adjusted basic and diluted net income per ordinary shares, which is the non-GAAP
net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP
basic and diluted net income per ordinary share. The
non-GAAP
financial measures are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP
financial measures to the most directly comparable GAAP financial measures. As non-GAAP
financial measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP
financial measures as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.
The table below sets forth a reconciliation from the GAAP measures to the non-GAAP
measures for the years indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions, excepts for shares, ADSs, per share and per ADS data)
Operating income (loss)	(859.1)	(131.7)	262.1	40.2
Add:
Share-based compensation expenses	35.4	290.8	142.1	21.8

Adjusted operating income (loss)	(823.7)	159.1	404.2	62.0

Net income (loss)	(876.3)	33.3	404.7	62.0
Add:
Share-based compensation expenses	35.4	290.8	142.1	21.8
Share of (income) loss in equity method investments	7.2	3.3	(1.3)	(0.2)
Gain on disposal of subsidiary	—	—	(23.4)	(3.6)
Impairment losses and fair value adjustments on investments	15.2	19.0	19.5	3.0

Adjusted net income (loss)	(818.5)	346.4	541.6	83.0

Net income (loss) attributable to DouYu	(876.3)	39.8	485.5	74.4
Add:
Share-based compensation expenses	35.4	290.8	142.1	21.8
Share of income (loss) in equity method investments	7.2	3.3	(1.3)	(0.2)
Gain on disposal of subsidiary	—	—	(23.4)	(3.6)
Impairment losses and fair value adjustments on investments	15.2	19.0	19.5	3.0

Adjusted net income (loss) attributable to DouYu	(818.5)	352.9	622.4	95.4

Adjusted net income (loss) per ordinary share
Basic	(101.7)	17.58	19.47	2.98
Diluted	(101.7)	11.74	19.47	2.98

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions, excepts for shares, ADSs, per share and per ADS data)
Adjusted net income (loss) per ordinary share
Basic	(101.7)	17.58	19.47	2.98
Diluted	(101.7)	11.74	19.47	2.98
Adjusted net income (loss) per ADS
Basic	—	1.76	1.95	0.30
Diluted	—	1.17	1.95	0.30
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ordinary share
Basic	8,115,160	19,254,661	31,963,526	31,963,526
Diluted	8,115,160	31,442,931	33,012,682	33,012,682
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ADS
Basic	—	192,546,612	319,635,264	319,635,264
Diluted	—	314,429,306	330,126,823	330,126,823

3.B.	Capitalization and Indebtedness
Not applicable.

3.C.	Reason for the Offer and Use of Proceeds
Not applicable.

3.D.	Risk Factors
Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

•	If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected.

•	We may fail to attract, cultivate and retain top streamers, which may materially and negatively affect our user retention and thus our business and operations.

•	We may fail to offer attractive content, in particular popular game content, on our platform.

•	We have significant reliance on the eSports industry.

•	If we fail to effectively manage our growth and control our periodic spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected.

•	We have incurred net losses since inception, and we may continue to incur losses in the future.

•	Our business may suffer if we fail to successfully implement our monetization strategies.

•
Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.

•	Our limited operating history with a relatively new business model in a relatively new market makes it difficult to evaluate our business and growth prospects.

•	We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases.
Risks Related to Our Corporate Structure

•
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in Internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	We rely on contractual arrangements with our VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

•
We may lose the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

•
Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Risks Related to Doing Business in China

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•
Regulation and censorship of information disseminated over the mobile device and Internet in China may adversely affect our business and subject us to liability for streaming content or posted on our platform.

•
Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

•	Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

Risks Related to our American Depositary Shares

•	The market price for our ADSs may be volatile.

•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

•
If securities or industry analysts do not publish favorable research, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

Risks Related to Our Proposed Merger with Huya
In addition to the risk factor below, those risk factors set forth in the
“Risk Factors—Risks Related to the Merger”
included in the Proxy Statement/Prospectus (“Proxy Statement/Prospectus”) in the
Registration Statement on
Form F-4,
as amended, filed by Huya with SEC on November 10, 2020
are incorporated herein by reference.

•
Failure to complete the proposed Merger and Reassignment, in a timely manner or at all, could disrupt our business plans and operations and have a material adverse effect on the trading price of our ADSs.

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
As the nexus of the eSports ecosystem, our platform connects game developers and publishers, professional eSports teams or players and eSports tournament organizers, advertisers and viewers. User generated content covering eSports games is the largest contributor to our user base. Our average total eSports MAUs were approximately 101.8 million and 108.2 million in the fourth quarter of 2019 and 2020, respectively. In addition to streaming of eSports games, major eSports events and tournaments, we also sponsor leading eSports teams and organize our own eSports tournaments.

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
We have incurred significant accumulated net losses to date. Although experiencing net incomes since 2019, we may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. We generated net incomes in 2020 but incurred net losses in the fourth quarter of 2020. We generated gross profit since 2018, which may not translate into continued net after-tax
profit. The time it will take for us to eventually achieve profitability hinges on our ability to grow rapidly in a cost-effective way, and we may not be able to grow this way successfully.
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

We may again incur losses in the near future due to our continued investment in services, technologies, overseas expansion, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, we cannot assure you that our company will turn profitable in the short term just because we have made substantial investment in various areas.
Our business may suffer if we fail to successfully implement our monetization strategies.
Our monetization model is new and evolving. Our streaming platform is free to access, and we generate revenues primarily from live streaming and advertisement. As a result, our revenue is affected by our ability to increase user engagement and convert non-paying
users into paying users, which in turn depends on our ability to offer content, virtual gifts, advertisements and other services. In 2018, 2019 and 2020, we generated RMB3,147.2 million, RMB6,617.3 million and RMB8,852.2 million (US$1,356.7 million) from live streaming, representing 86.1%, 90.9% and 92.2% of our total revenues for the same period. We also generate a sizeable portion of our revenues from providing advertisement and other services on our platform. In 2018, 2019 and 2020, we generated RMB507.2 million, RMB665.9 million and RMB749.7 million (US$114.9 million) from advertisements and others, representing 13.9%, 9.1% and 7.8% of our total revenues for the same period. We also generate a small portion of our revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers. If we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may in the future introduce new services to diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers or platform partners, we may fail to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.
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

In addition, if any of our viewers suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform or after watching illegal or inappropriate content that our content monitoring system failed to filter out, we may face civil lawsuits or other liabilities initiated by the affected viewer, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance
with PRC laws and regulations concerning the dissemination of information on the Internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide Internet content service. We endeavor to ensure that all streamers are in compliance with relevant regulations, but we cannot guarantee that all streamers will comply with all the PRC laws and regulations in all aspects. Therefore, our live streaming service may be subject to investigations or subsequent penalties if content displayed on our platform is deemed to be illegal or inappropriate under PRC laws and regulations. Especially, if our top streamers violate the policy of our platform to conduct any illegal or inappropriate behavior on our platform or in private, we may be required to block the account of such top streamers. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.
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

COVID-19
has and is continuing to spread worldwide. The epidemic has resulted in mandatory quarantines, travel restrictions, and the temporary closure of stores and facilities in certain parts of the world. In March 2020, the World Health Organization declared the
COVID-19
a pandemic.
In response to efforts to contain the spread of
COVID-19,
we or our business partners may need to implement adjustments to work schedules to allow workers to work remotely from home, quarantine our employees or our offices, or impose temporary office closure and travel restrictions, which may result in lower work efficiency and/or productivity. There might be travel restrictions imposed by various government authorities that could prevent our employees from travelling. These emergency measures have been significantly relaxed in China as of the date of this annual report. However, there has been occasional outbreaks of
COVID-19
in various cities in China, and the Chinese government may again take measures to keep
COVID-19
in check. Our user acquisition and engagement may fluctuate depending on factors beyond our control, such as the shelter-in-place
restrictions due to the
COVID-19
pandemic. In addition, our users may have less disposable income and the industry we operate in may experience a general decline. We may also experience negative impact on our advertisement revenue or other revenue, and our suppliers may not be able to deliver our orders in time. Although Chinese economy has been gradually recovering since then, if the impact of
COVID-19
is prolonged or worsens further, it may still adversely affect our revenue and financial conditions. The global stock markets have experienced, and may continue to experience, significant decline or even trade suspension due to the
COVID-19
outbreak, which may result in a negative impact on our company, our overseas business and also a decline of value in the companies we invested in.
The extent to which the
COVID-19
outbreak might impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including but not limited to new information on the effectiveness of the mitigation strategies, the duration, spread, severity and recurrence of
COVID-19
and any
COVID-19
variants and related travel advisories and restrictions, and the efficacy of
Covid-19
vaccines, which may also take extended time to be widely and adequately distributed. We may need to adjust our forecast downward or record impairment of the fair value of our investments should the situation continues to worsen.
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
In addition, our users have a vast array of entertainment choices. Other forms of entertainment, such as other online video services including video platforms, social networking, traditional PC and console games, as well as more traditional mediums such as television, movies and sports spectating, are much more well- established in mature markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Our platform competes against these other forms of entertainment for the discretionary time and spending of our users. If we are unable to sustain sufficient interest in our platform in comparison to other forms of entertainment, including new forms of entertainment that may emerge in the future, our business model may no longer be viable.
Our revenue growth is heavily dependent on paying users and revenue per paying user. If we fail to continue to grow or maintain our paying user and continue to increase revenue per paying user, our live streaming revenue may not increase, which may materially and adversely affect our business operation and financial results.
Our annual paying user base grew from 17.5 million in 2019 to 20.7 million in 2020. Whether we can increase the number of our paying users depends on many factors, and many of them are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular streamer that they used to follow financially, and an overall worsening economic conditions can lower disposable income for all existing paying users, causing them to spend less on our platform. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future.
We have significant reliance on revenues from virtual gift sales. Any limitation imposed by PRC authorities on the sale, exchange or circulation of virtual gifts in the future may reduce the virtual gift payments our users make to streamers, which is critical to our business and results of operations. In November 2020, National Radio and Television Administration (the “NRTA”) promulgated the Notice on Strengthening the Management of Online Show Live Streaming and
E-commerce
Live Streaming (“Notice 78”) to require the live streaming platform to set a limit on the maximum amount of virtual gifting per time, per day, and per month. On February 9, 2021, the Cyberspace Administration of China (the “CAC”), the National Office of Anti-Pornography and Illegal Publication, the Ministry of Industry and Information Technology (“MIIT”), the Ministry of Public Security, the Ministry of Culture and Tourism, the State Administration for Market Regulation (the “SAMR”), the NRTA jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Streaming (“2021 Streaming Guidance Opinions”). Pursuant to the 2021 Streaming Guidance Opinions, Internet streaming platforms should set up appropriate caps on maximum purchase price for each piece of virtual gift and maximum value of virtual gifts that the users giving to the streamers each time, and should notify the users who reaches the daily cap of giving virtual gifts. Internet streaming platforms are further required, if necessary, to set up a cooling-off
period and a delayed-fund-transfer system for giving virtual gifts, and are required to implement a tiered and classified management system over the streamers in which different maximum value of the virtual gift to be received by streamers in one streaming session shall be established differently in accordance with the tiers and classes that the streamers belong to. The Notice 78 and the 2021 Streaming Guidance Opinions are silent on the specific amount of such caps. As Notice 78 and the 2021 Streaming Guidance Opinions are relatively new and pending further interpretation and implementation, we are still in the process of waiting for further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under the Notice 78 and the 2021 Streaming Guidance Opinions. Stricter limitations on giving virtual gifts may restrict our users’ ability to give virtual gifts to streamers, and result in decline in the number of paying users or our paying ratio, so our results of financials and operations may be materially and adversely affected. See “—Our business may suffer if we fail to successfully implement our monetization strategies.”

We generate a portion of our revenues from advertisement. If we fail to maintain or grow advertisement revenue, our financial results may be adversely affected.
In 2018, 2019 and 2020, we generated RMB342.2 million, RMB513.3 million and RMB645.2 million (US$98.9 million) from the sale of advertisements, representing 9.4%, 7.0% and 6.7% of our total revenues for the same period. Our revenues from advertisement represent an important part of our total revenue, and our financial results could be adversely affected if we fail to maintain or grow it in the future. For us to maintain or grow our advertisement revenue, we need to attract more advertisers to our platforms with our increased user traffic and engagement level, or offer more variety in terms of advertisement products that encourage more spending from advertisers. We offer (i) integrated promotion activities during live streaming, (ii) advertisement display, and (iii) online and offline events-related advertisements. We may need to introduce more innovative promotion activities to maintain our revenues from advertisement, failure to do so may adversely impact our advertisement revenue. In addition, traditional display advertisements are subject to time and space restrictions, especially when displayed on mobile devices which have become popular among our users. As a result, our business and results of operations may be adversely impacted.
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
For example, according to the Administrative Provisions for Audio/Video Programs Services through Internet which was promulgated by the State Administration for Radio, Film and Television (the “SARFT”) (currently known as the National Radio and Television Administration), came into effect on January 31, 2008, and amended on August 28, 2015 (the “Audio/Video Measures”), to engage in the business of transmitting audio/video programs, a License for Online Transmission of Audio/Video Programs is required. We have obtained the License for Online Transmission of Audio/Video Programs for offering live video programs on our platforms. We are currently applying to expand the scope of our License for Online Transmission of Audio/Video Programs and there is no guarantee that we will be successful in doing so. Further, the License for Online Transmission of Audio/Video Programs is subject to periodical renewal. Although we have successfully renewed it in the past, there is no guarantee that we will be able to continue to do so in the future. We may not be able to continue to hold the License for Online Transmission Audio/Video Programs, and the scope specified in our License for Online Transmission Audio/Video Programs may not be able to cover all the needs that arise or will arise in our operations from time to time. Failure to expand the scope of our current License for Online Transmission of Audio/Video Programs or to continue to hold such license may result in fines or other penalties being imposed to us, which may adversely affect our business. In addition, for the purpose of providing Internet audio/video program service, we have adopted and will adopt various operating strategies and measures. Due to the uncertainties of interpretation and application of pertinent laws by the government authority, such strategies and measures may be challenged under PRC laws and regulations and if so, we may be subject to fines, confiscation of income related or other penalties and, in certain circumstances, suspension or revocation of the license, which may materially and adversely affect our business.

In addition, publishing and the commercial launch of domestic online games is subject to the pre-approval
by the National Press and Publication Administration (the “NPPA”). The NPPA suspended such permission from March to December 2018 and have since restored it. Such suspension caused significant delays in the approval of the online games in the Chinese market. As a result, game publishers may not be able to obtain approval or make filings with the NPPA for their online games timely or at all. In December 2019, the Department of Law Enforcement of the Ministry of Culture and Tourism further published a circular reiterating that online games streamed or operated by live streaming platforms shall also obtain requisite pre-approvals
from the NPPA. In March 2021, the National Municipal Office of Anti-Pornography and Illegal Publication and NPPA jointly launched “New Trend 2021” campaign also reiterating the live streaming platform shall not stream the online games which have not obtain the approval from NPPA. Although the game publishers are responsible for obtaining the required approvals, filings or permits for these online games streamed or operated on our platform, we may still be subject to fines, confiscation of income from these games, suspension of operations, revocation of licenses and other penalties due to game publishers’ failure to obtain such approvals, filings or permits, which could materially and adversely affect our business and results of operations. Given our significant reliance on eSports content, if game publishers and operators fail to maintain the normal publication and operation of their online games, if they fail to complete or obtain the necessary approvals and filings of their online games, or if more stringent regulations were adopted or the government authority takes more strict regulation or action against online games industry or live streaming industry in the future, our business, operation and financial condition will be adversely impacted.
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
We are a live streaming platform that enables our users to exchange information, generate content, advertise products and services, and engage in various other online activities. Although real-name registration is required for streamers by our platform, we may not be able to verify the identity information provided by our streamers as true and accurate. For registration of users, we verify identities primarily based on verification text messages sent to their mobile devices, which may not always be reliable. As a majority of the video and audio communications on our platform is conducted in real time, we cannot filter the content generated by our streamers and users on air before they are streamed on our platform. Therefore, users may solicit or engage in illegal conversations or activities, including the publishing of inappropriate or illegal content on our platforms that may be unlawful under PRC laws and regulations. See “—Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.”

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
Although we report violations of our terms of service to PRC local authorities, such authorities may not take any action with respect to these violations on a timely basis, if at all. Therefore, our users may solicit or engage in conversations or activities on our platform that may be illegal under PRC laws and regulations. On December 20, 2019, the CAC promulgated the Provisions on the Ecological Governance of Network Information Contents, which became effective on March 1, 2020. It requires network platform operators like us not to disseminate illegal contents that among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, nor to present obscure, superstitious, fraudulent, gambling, violent, defamatory, exaggerated, sexually suggestive, discriminative or other inappropriate contents that are “socially destabilizing” or leaking “state secrets” of China. The Notice 78 also requests the live streaming platforms to strengthen positive value guidance and to prevent the spread of the information related to wealth flaunting, money worshiping and vulgarity. We may be subject to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platform, if we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platform under PRC laws and regulations. Meanwhile, we may face claims for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Defending any such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.
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
The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties, so we may be subject to the interpretations made in policies and guidelines of regulators. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

•
There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge, we may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities. See —“—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected” and “Regulation and “Item 4. Information of the Company—4.B. Business Overview—Regulation”. In August 2018, the National Office of Anti-Pornography and Illegal Publication and other five authorities jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required the real-name registration system for users to be put in place by live streaming service providers. Pursuant to the Notice 78 and 2021 Streaming Guidance Opinions, online streaming platforms shall implement a real-name registration system. Under the above real-name registration system, we validate the identity information of the registered streamers primarily based on their identification cards and validate the identity information of the registered users primarily based on their mobile numbers. Currently, we are not required to obtain information such as legal names, citizen identification cards or other personal information during the registration process to validate the identify information of our users who are not a streamer. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system such as adopting a mandatory face-recognition system for all users on our platform in the future. If we were required to implement a more rigid real-name registration system for users on our platform, our users’ experiences on the platform may be downgraded and potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospect.

•
Pursuant to the Notice 78 and the 2021 Streaming Guidance Opinions, the online streaming platforms shall adopt a tiered and classified management system over the streamers accounts, with the streamer accounts managed in different tiers and classes based on the nature of the streamers, operational contents, number of fans, popularity of the streaming, time limit of the streaming and other factors. Online streaming platforms shall set up appropriate limitations for streamers’ accounts in different tiers or classes in terms of the total amount of virtual gift received in any single session of streaming performance, the popularity of the streaming, the time length of the streaming, the sessions of the streaming in any single day, the time gap between different streaming sessions and other factors, and take necessary warning measures against the streamers who violate relevant laws and regulations. In addition, the online streaming platforms are required, among other things, to set up appropriate limitations for the maximum purchase price for each virtual gift and the maximum value of virtual gifts that the users send to the streamers each time. As the Notice 78 and the 2021 Streaming Guidance Opinions are relatively new and pending for further interpretation and implementation, we are still in the process of waiting for further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under the Notice 78 and the 2021 Streaming Guidance Opinions. Moreover, if the government requires us to supervise the streamers and their streaming sessions in a stricter method, we may incur additional cost and our user experiences may be downgraded, which may further adversely affect our ability to attract vewiers and streamers.

•
The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. On May 14, 2019, the Ministry of Culture and Tourism declared in a circular that it would no longer assume the responsibility of supervising the online games industry and would no longer approve or issue the Online Culture Operating Permits regarding online games. The Online Culture Operating Permits held by Wuhan Ouyue, one of our VIE entity, no longer contains content related to online games operation when we renew it upon expiration in 2020. We believe it is not necessary for an enterprise to obtain Online Culture Operating Permits to operate online game operation business since the Ministry of Culture and Tourism no longer assumes the responsibility to supervise the operation of online games. As of the date of this annual report, no PRC laws and regulations have been officially promulgated to clarify whether the responsibility of supervising the online games and virtual currency previously taken by the Ministry of Culture and Tourism will be re-designated
to other government agency or if so, whether such other government agency taking over the responsibility will require similar or new regulatory requirements for operating online games and virtual currencies. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

•
On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry (which is the predecessor of MIIT), issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. As of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing an online game. On October 25, 2019, the GAPP issued the Circular on Preventing Minors from Indulging in Online Games to reiterate the requirements on real name registration and verification, the anti-indulgence system for minors, and other measures to address relevant minors’ issues on the online games. Pursuant to the 2021 Streaming Guidance Opinions, an online streaming platform shall not be allowed to open the streamer account for users under 16, and shall only open the streamer account for users between
16-18
with their guardians’ prior consents. The 2021 Streaming Guidance Opinions also require all online streaming platforms to adopt a “teenager mode” to prevent the minor users from obsessive use of the platforms, block detrimental content to the minor users, and refrain from providing virtual gift purchase services to the minors. In addition, online streaming platforms shall establish a customer service team exclusively for minor users to address their complaints and disputes in a timely manner. The online streaming platforms shall make refund in the event that a minor user purchases virtual gifts for the streamers by using an adult account. As of the date of this annual report, we have taken certain measures including displaying a pop-up
page to guide the minors to use the “teenage mode”, requiring the users to enter the guardian password if the usage time under the “teenage mode” reaches 40 minutes per day and building up an exclusive content pool for the minors in which contents that are not appropriate for the minors are screened out. Despite the measures we have taken, however, minor users may still use our services through adult accounts if their guardians fail to keep minors under responsible supervision when using our services, and the restrictions above may lead to a decrease in the number or engagement of game players, which could adversely affect our game live streaming service and have a material effect on our results of operations. More stringent government regulations could be promulgated in future, which will also adversely affect our results of operations by deterring viewers to use our platform or downgrading our viewers’ experiences on our platform.

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
Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China can support the demands associated with the continued growth in Internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and profitability.
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
In China, we market our services under the brand “
斗鱼
”. Our business and financial performance are highly dependent on the strength and the market perception of our brand and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brand and to guide public perception of our brand and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. We must exercise strict quality control of our platform to ensure that our brand image is not tarnished by substandard products or services. We must also find ways to distinguish our platform from those of our competitors. If for any reason we are unable to maintain and enhance our brand recognition, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.
Concerns about the collection, use and disclosure of personal data and other privacy-related and security matters could deter customers and users from using our services and adversely affect our reputation and business.
We collect, process, and store data concerning our users, business partners and employees, including personal and transaction data involving our users. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related and security matters, even if unfounded, could damage our reputation and operations. On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. The PRC Constitution, the PRC Criminal Law, the PRC Civil Code and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other authorities jointly vowed to carry out special campaigns against illegal collection and usage of personal information by mobile Internet application operators, including collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download, installing and upgrade of apps. On October 21, 2020, the Legislative Affairs Committee of the National People’s Congress of the PRC publicly solicited opinions on the PRC Personal Information Protection Law (draft), which provides detailed rules on how to handle personal information and sets forth legal responsibilities. As of the date of this annual report, such draft has not been formally adopted. Our internal policy also requires our employees to protect the personal data of our users, and employees who violate such policy are subject to disciplinary actions, including dismissal. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations.

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

One or more of these factors could harm our overseas operations and consequently, could harm our reputation, overall business and results of operations. Our overseas operations historically incurred net losses and may not generate net profits in the short term. In addition, the regulatory framework for the industry we operate in is still developing and remains uncertain in some countries where we are exploring overseas opportunities. As we continue to expand our business overseas, we cannot assure you that we will be able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business models to local market conditions.
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
In addition to the advertisements that were placed by the advertising agencies or advertisers we directly cooperate with, our platform displays side-bar
advertisements placed by streamers on their own streaming channels. We also engaged our streamers to advertise products or services of third party clients by way of live streaming on our platform. In November 2020, the National Radio and Television Administration issued the Notice on Strengthening the Management of Network Live-performance Streaming and
E-Commerce
Streaming, which provides several requirements on strengthening the management over live-performance streaming and
e-commerce
streaming. Also in November 2020, the SAMR issued the Guidance Opinions on Strengthening the Regulation on the Network Advertising Streaming Activities, which require that Internet streaming platform shall comply with the PRC
E-Commerce
Law and PRC Advertisement Law as to the services provided by Internet streaming platforms in relation to advertising streaming activities. If we fail to comply with any of the relative rules or regulations, certain liabilities or governmental actions may be imposed on us. See “Item 4. Information of the Company—4.B. Business Overview—Regulation” for more details.
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

On June 4, 2009, the Ministry of Culture and the Ministry of Commerce, or the MOFCOM jointly issued the Notice on the Strengthening of the Administration of Online Game Virtual Currency (the “Virtual Currency Notice”), which defines what virtual currency is and requires that entities obtain the approval from the competent culture administrative department before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. The Virtual Currency Notice requires that virtual currency to only be used to purchase services and products provided by the online service provider that issues the virtual currency, and also prohibits businesses that issue online game virtual currency from issuing virtual currency to game players through means other than purchases with legal currency, and from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual gifts or virtual currency based on random selection through a lucky draw, wager or lottery. These restrictions on virtual currency may result in lower sales of online virtual currency, and could have an adverse effect on our revenues from online game business.
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
In addition, there are online lucky draws, raffles, interactive patterns and other similar activities conducted on our platform to promote user engagement, which involve virtual currencies (such as Yuchi). The prize of such activities can only be used to purchase virtual gifts or to give to streamers as reward on our platform. We do not believe such activities are specifically prohibited under PRC laws and regulations. We cannot assure you, however, that our platform will not be subject to liabilities due to third party activities (including streamer or user activities), or that the PRC government authority will not take a different view or impose limitations on such activities, whether or not specifically against our platform. We may also be subject to the uncertainties around the interpretation and enforcement of the virtual currency related laws, regulations and policies, as a result of which we may remove, limit or modify the rules of such activities on our platform from time to time to adapt to the constantly changing regulatory trends. It was reported that “Shanshanjiu Huwai” and “Changsha Xiangcun Gansidui”, two streamers on our platforms, initiated lucky draws during their streaming sessions and then repurchased gifts from winning users offline, in order to attract and incentive users to participate the lucky draw on our platform, in violation of the rule and policy of our platform . Such activities are explicitly forbidden by our platform and may be suspected of being involved illegal gambling activities by these streamers. We have blocked these streamers’ accounts after we became aware of those incidents, but such similar incidents and related media coverage may still adversely affect our business and reputation. If our platform is deemed to be engaged in illegal or inappropriate activities relating to issuance, circulation or third party’s misuse of virtual currencies (such as Yuchi), we may need to remove such activities permanently, or modify rules for such activities that could make them less attractive, or even be subject to fines and penalties, which may have adverse impact on our business, results of operation and reputation.
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
We and Tencent, through our respective PRC affiliated entities, have entered into a strategic cooperation framework memorandum which became effective on January 31, 2018 and was subsequently replaced by the amended and restated strategic cooperation framework memorandum dated April 1, 2019 (the “Amended and Restated SCFM”). For details, please refer to “Item 4. Information of the Company—4.B. Business Overview—Our Relationship with Tencent.” According to the Schedule 13D filed jointly by Tencent and Nectarine with the SEC on October 14, 2020, Tencent held 12,068,104 of our ordinary shares, through one of its wholly-owned subsidiaries Nectarine, representing an aggregate of 37.2% of our total outstanding ordinary shares (excluding 950,211 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme) and 37.2% of our total voting power. For details, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” As a result, Tencent has substantial influence over our business and their interests may not be aligned with us or the other shareholders. For details please refer to “—Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.”
If we encounter difficulties implementing our strategic cooperation with Tencent, our management may need to divert their attention from existing operations. In addition, certain terms of the Amended and Restated SCFM may limit our ability to collaborate with third-party game developers or publishers. Our relationship with Tencent does not restrict Tencent from entering into collaboration with other parties. Tencent has in the past invested in, and may in the future continue to invest in our direct or indirect competitors, including companies such as Huya. Tencent may devote resources or attention to the other companies it has an interest in, including our direct or indirect competitors. As a result, we may not fully realize the benefits we expect from the strategic cooperation with Tencent. Failure to realize the intended benefits from the strategic cooperation with Tencent, or potential restrictions on our collaboration with other parties, could materially and adversely affect our business and results of operations.
Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
As of March 31, 2021, our directors and executive officers beneficially owned, after taking into account RSUs that will become vested within 60 days after the date of this annual report, an aggregate of 16.9% of our total outstanding ordinary shares (excluding 950,211 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme). According to the Schedule 13D filed jointly by Tencent and Nectarine with the SEC on October 14, 2020, Tencent, through one of its wholly-owned subsidiaries Nectarine, held 37.2% of our total outstanding ordinary shares (excluding 950,211 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme), representing 16.9% and 37.2%, respectively, of our total voting power. In addition, pursuant to the terms of our Fourth Amended and Restated Memorandum and Articles of Association, Mr. Shaojie Chen and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, have the right to appoint up to four directors. Nectarine, a wholly-owned subsidiary of Tencent, has the right to appoint up to two directors as long as it beneficially owns no less than 33% of the shares it beneficially owns immediately prior to the completion of our initial public offering in July 2019. On August 13, 2020, Nectarine and Mr. Shaojie Chen entered into an agreement (the “Share Transfer Agreement”) where Mr. Shaojie Chen would sell 3,703,704 ordinary shares through Warrior Ace Holding Limited to Nectarine for an aggregate consideration of US$500,000,040, with such sale to close immediately before the closing of the merger between DouYu and HUYA. Our board of directors has the right to appoint up to four independent directors and may appoint additional directors, if any. Directors appointed by a specified group may only be removed by the affirmative vote of such group. Our officers are nominated by Mr. Shaojie Chen (who has a second or casting vote when there is an equality of votes) and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, and are elected by the board at such terms and remuneration as the board sees fit. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

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
If we fail to maintain an effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud and investor confidence in our company and the market price of our ADSs may decline.
As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and determine the effectiveness of our internal control over financial reporting, report any material weaknesses in such internal controls and provide a management report on internal control over financial reporting.
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. However, we can not assure you that in the future we will not identify any material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or management override of internal controls, material misstatements due to error or fraud might not be prevented or detected in a timely basis. If we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

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
As of March 31, 2021, 2,079,360 RSUs have been granted that are not forfeited under the Amended and Restated 2018 RSU Scheme and no award has been granted and outstanding under the 2019 Share Incentive Plan. As of March 31, 2021, 1,156,110 RSUs corresponding to 1,156,110 ordinary shares have become vested. We recognize expenses of RMB134.1 million in our combined and consolidated statement of income for the year ended December 31, 2020. As a result, these awards starts vesting upon the completion of our initial public offering in July 2019. As of December 31, 2020, our unrecognized share-based compensation expenses amounted to RMB207.2 million.
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
We may be the subject of allegations, harassing or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share, users and customers and incur actual losses.
We have been subject to allegations by third parties or purported former employees, negative Internet postings and other adverse public exposure on our business, operations and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the Internet, including social media platforms by anyone, whether or not related to us, on an anonymous basis. Any negative publicity on us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share, users or customers and incur actual losses.

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
We offer our users multiple options to purchase
Yuchi
, our virtual currency. Users can purchase these virtual currencies directly on web streaming portal, make in-
app purchases using third-party payment channels. Other than the official purchase channels, there is no other means to purchase
Yuchi
. However, from time to time, certain third parties fraudulently claim that users can purchase
Yuchi
through them. If our users choose to purchase our virtual currency from such third parties, they may suffer losses from such fraudulent activities by third parties. Although we are not directly responsible for such fraudulent activities conducted by third parties, our user experience may be adversely affected and they may choose to leave our platform as a result. Such fraudulent activities by third parties might also generate negative publicity, disputes or even legal claims. The measures we take in response to such negative publicity, disputes or legal claims may be expensive, time consuming and disruptive to our operations and divert our management’s attention.
In addition, in 2018, 2019 and 2020, we have run into multiple incidents where the users paid for our virtual currency through fraudulent methods, including illegal use of credit cards. While such incidents have decreased significantly given tightened regulation, we may lose all the revenue we were supposed to generate from the sales as we were not able to collect or recover on any of it when such incidents occur. Although we have instated authentication mechanisms that help us detect such fraudulent paying methods, we still cannot guarantee that our mechanisms can prevent all fraudulent virtual currency purchases. These fraudulent transactions cause harm to our financial results and business operations.
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
PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in Internet and other related businesses, including the provision of Internet content and online game operations. Specifically, foreign ownership is prohibited in industries of online audio and video program services , the radio and television production and operation business, and the Internet cultural business (excluding music), foreign ownership of an Internet content provider may not exceed 50%, and the major foreign investor is required to have a track record and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands and Douyu Yule (our wholly-owned subsidiary in China) is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through Wuhan Douyu and Wuhan Ouyue (our VIEs) and their respective subsidiaries, based on a series of contractual arrangements by and among Douyu Yule, our VIEs, and their shareholders. As a result of these contractual arrangements, we exert control over our VIEs and consolidate their financial results in our financial statements under U.S. GAAP. Our VIEs hold the licenses, approvals and key assets that are essential for our operations.

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
Under PRC laws and regulations, a wholly foreign-owned enterprise in China, such as Douyu Yule, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. These reserve funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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
non-compliance
and impose other penalties.
The Internet content service, Internet audio-visual program services, radio and television production and operation and online culture activities that we conduct through our consolidated variable interest entities are subject to foreign investment restrictions/prohibitions set forth in the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version). It provides that, with a few exceptions, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. The Provisions on the Administration of Foreign Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, Internet audio-visual programs businesses, Internet culture businesses (except for music), and radio and television program production businesses.
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
Regulation and censorship of information disseminated over the mobile device and Internet in China may adversely affect our business and subject us to liability for streaming content or posted on our platform.
Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by revoking licenses of, any Internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in recent years, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security have jointly or independently launched a series of “Clean Up the Internet” campaigns.. Based on publicly available information, these campaigns aim to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have shut down certain websites, removed certain links and closed certain accounts. Certain Chinese Internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. Recently in 2020, the Ministry of Public Security launched a “Cleaning Up the Internet 2020” campaign, which aims to crack down illegal or criminal activities in relation to telecommunication network fraud, online gambling, online “water army” and other severe illegal or criminal activities.
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

Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations.
In February 2021, the Anti-Monopoly Bureau of the State Council published the Anti-Monopoly Guidelines for Internet Platforms. This guidelines prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of users’ unnecessary data. The Anti-Monopoly Guidelines for Internet Platforms further expressly states that concentration involving VIE will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review. Since the Anti-Monopoly Guidelines for Internet Platforms is relatively new and may be subject to interpretation by the regulators in the process of implementing such guidelines, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us. See “Item 4. Information of the Company—4.B. Business Overview—Regulation”
Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.
Under the PRC enterprise income tax law that became effective on January 1, 2008, and lastly amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Taxation Administration, or the SAT, issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.
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
Implementation of the labor laws and regulations in China may adversely affect our business and results of operations.
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
We expect our labor costs to increase due to the implementation of these new laws and regulations. Although as of the date of this annual report, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard, as the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.
Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business.
It may be difficult for overseas regulators to conduct investigations or collect evidence in China.
Shareholder claims or regulatory investigations that are common in the United States (including securities law class actions and fraud claims) are generally difficult to apply as a matter of law and/or in practice in China. For example, in China, there are significant legal and other obstacles in the process of gathering information needed for regulatory investigations or litigations initiated outside China. Although the governmental authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator may directly conduct investigations or collect evidence and, without proper authorization as stipulated under Article 177, no entities or individuals may provide documents or materials in connection with securities activities. While detailed interpretation of or implementation rules under Article 177 have not been promulgated, the inability of an overseas securities regulator to directly conduct investigations or collect evidence in China may further increase difficulties faced by you in protecting your interests.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. On December 14, 2020, the SAMR announced three cases of administrative penalties for the acquirers’ failures to make proper concentration declarations to the relevant authorities about their past acquisitions. This is also the first time that the SAMR imposed administrative penalties for illegal concentration declarations on entities structured under a VIE arrangement.
In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective in 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, (the “NDRC”), and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the Internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review. On December 26, 2019, the State Council issued the Order No. 723, the Implementation Regulations for the PRC Foreign Investment Law, or the Foreign Investment Law Implementation Regulations, which became effective on January 1, 2020. The Foreign Investment Law Implementation Regulations declare that China will establish a foreign investment security review system, and conduct security review for foreign investments which have or may have an adverse impact on national security. In addition, the MOFCOM promulgated the Measures on Reporting of Foreign Investment Information, effective on January 1, 2020, which provides detailed submission requirements for foreign investors. Foreign investors undertaking a merger and acquisition of a non-foreign
investment enterprise in China is required to submit an initial report through the enterprise registration system upon completion of amendment registration for the target enterprise.
In December 2020, the NDRC and MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. See “Item 4. Information of the Company—4.B. Business Overview—Regulation” for more details. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and Internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

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
The State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Relating to Foreign Exchange Control on Domestic Resident’s Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, as amended in December 2019, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.
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
Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiary, including from the proceeds of our initial public offering, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce and the SAMR in its local branches and registration with a local bank authorized by SAFE. There is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. Any medium or long-term loan to be provided by us to our VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. With respect to loans to the PRC subsidiaries by us, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries or 250% of the net asset of the relevant PRC subsidiary.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our initial public offering within the business scopes of our PRC subsidiaries. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials for each transaction evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. On October 23, 2019, the SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28. Circular 28 allows non-investment
foreign invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List (2020) and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued recently, its interpretation and implementation in practice are still subject to substantial uncertainties. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”
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
The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old
policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018 and 2019, however, the RMB depreciated approximately 5.7% and 1% against the U.S. dollar. In 2020, the RMB continues to fluctuate against the U.S. dollar. It remains unclear what further fluctuations may occur.
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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.
As a public company with securities listed on a national exchange, we will be required to have our financial statements audited by an independent registered public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities due to various state secrecy laws and the revised Securities Law, the PCAOB currently does not have free access to inspect the work of our auditor, including the audit work performed in preparation for this annual report. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections, which could cause investors in our stock to lose confidence in our audit procedures and the quality of our financial statements.
The recent enactment of the Holding Foreign Companies Accountable Act, the SEC’s ongoing rulemaking with respect to such law, and other legislative developments in the United States may result in delisting of the ADSs.
Over the past decade, U.S. SEC and PCAOB and the Chinese counterparts, namely, the China Securities Regulatory Commission, or the CSRC, and PRC Ministry of Finance have been in an impasse over the ability of the PCAOB to have access to the audit work papers and inspect the audit work of China based accounting firms, including our auditor. In May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation (the “MOU”) with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. Despite the MOU, on December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB reiterated in another joint statement the greater risk associated with the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by laws in China, on December 2, 2020, U.S. Congress passed S. 945, the Holding Foreign Companies Accountable Act (the “HFCAA”). The HFCAA has been signed by the President into law. Pursuant to the HFCAA, the SEC is required to propose rules to prohibit the securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the PCAOB is unable to inspect the work of the accounting firm for three consecutive years. On March 24, 2021, the SEC issued amendments to Form
20-F
and sought public comments in response to the HFCAA. Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “commission-identified registrant” (as defined in the amendments) is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant. As of the date of this annual report, the SEC is also actively assessing how best to implement other requirements of the HFCAA, including the identification process and the trading prohibition requirements.
The enactment of the HFCAA and other efforts to increase U.S. regulatory access to audit work papers could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected as uncertainty remains over whether there will be a compromise solution. In the worst case, our ADSs could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time.
In addition, on August 6, 2020, the President’s Working Group on Financial Markets, or PWG, released a report recommending that the SEC take steps to implement the five recommendations, including enhanced listing standards on U.S. stock exchanges with respect to PCAOB inspection of accounting firms. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. It is unclear if and when the SEC will make rules to implement the recommendations proposed in the PWG report, especially in light of its ongoing rulemaking pursuant to the HFCAA. Any of these factors and developments could potentially lead to a material adverse effect on our business, prospects, financial condition and results of operations.

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
Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we became a subject of unfavorable allegations made by short sellers, whether such allegations are proven to be true or unture, the market price for our ADSs may be adversely affected.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (except for our memorandum and articles of association and our register of mortgages and charges). Our directors have discretion under our memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.
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
In general, a
non-U.S.
corporation is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a generally passive asset for these purposes. Goodwill is generally characterized as a non-passive
or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The value of the goodwill may be determined in large part by reference to the average market capitalization of the
non-U.S.
corporation. Based on the composition of our income and assets and the estimated value of our assets, including goodwill, we believe that we were not a PFIC for our 2020 taxable year. However, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as a non-passive
asset is not entirely clear. Furthermore, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, and such status cannot be determined until after the end of the relevant taxable year. While we continue to hold a substantial amount of cash, our PFIC status for any taxable year will depend primarily on the average value of our goodwill during that year. Because the value of our goodwill may be determined in large part by reference to our market capitalization, which has been and may continue to be volatile, there is a risk (which, depending on the market price of our ADSs from time to time, could be significant) that we will be a PFIC for 2021 or any other taxable year. Because our PFIC status for 2021 or any future taxable year could depend on market conditions, which have been and may continue to be unstable, we cannot express an expectation as to our PFIC status for any such year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. Our PFIC status for any taxable year could also affect the U.S. federal income tax consequence to our U.S. shareholders or ADS holders of our merger with Huya, as described in the relevant risk factor included in the Registration Statement filed by Huya with the SEC on November 10, 2020, which is incorporated herein by reference. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
Risks Related to Our Proposed Merger with Huya
In addition to the risk factor below, those risk factors set forth in the “Risk Factors—Risks Related to the Merger” included in the Proxy Statement/Prospectus in the Registration Statement on
Form F-4,
as amended, filed by Huya with SEC on November 10, 2020 are incorporated herein by reference.
Failure to complete the proposed Merger and Reassignment, in a timely manner or at all, could disrupt our business plans and operations and have a material adverse effect on the trading price of our ADSs.
The Merger and the Reassignment, which is expected to complete concurrently with the closing of the Merger, are subject to closing conditions including receipt of the required DouYu shareholder approval and the effectiveness of the Registration Statement on Form F-4, as amended, filed by Huya with the SEC on November 10, 2020. Additionally, pursuant to the Merger Agreement, all closing conditions under the Reassignment Agreement shall have been satisfied as of the closing of the Merger and the closing of the Reassignment shall have occurred in accordance with the Reassignment Agreement substantially concurrently with the closing of the Merger. Pursuant to the Reassignment, the closing of the Reassignment is subject to completion of the pre-closing restructuring of Penguin in accordance with the restructuring schedule as agreed by and between DouYu and Nectarine. For more details, please see “The Merger Agreement and Plan of Merger—Conditions to the Completion of the Merger” and “The Reassignment—Closing Conditions,” as set forth in the Proxy Statement/Prospectus in the Registration Statement on Form F-4, as amended, filed by Huya with the SEC on November 10, 2020.
The Merger Agreement may be terminated in certain circumstances, including if the Merger shall not have been consummated by July 12, 2021, subject to an automatic three-month extension under certain circumstances, or if there is in effect any final and non-appealable governmental order, judgment, writ, injunction, decree or ruling that permanently enjoins or prohibits the consummation of the Merger or imposes certain non-required remedy.
Completion of the Merger is subject to receipt of clearance from the State Administration for Market Regulation, or the SAMR, the PRC regulatory authority responsible for merger control. We were informed that Huya has filed an application for antitrust review with the SAMR. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. We cannot assure you that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the Merger. Any antitrust filing imposed by the SAMR may be time consuming and may have the effect of delaying or bringing uncertainty to the consummation of the Merger, imposing additional costs and requiring commitment of management resources.
Failure to complete the Merger and the Reassignment on the expected schedule or at all would likely require us to revise our business plan, and could otherwise have a material adverse effect on our business and ADS trading price. Moreover, if the Merger and Reassignment are not completed, we would be subject to several risks, including having to pay certain costs relating to the Merger and the Reassignment, the possibility of needing to pay a significant termination fee to the other party, and our management team having their focus diverted from pursuing other opportunities that could be beneficial to us, without realizing any of the benefits that might have resulted had the Merger and the Reassignment been completed.

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
Merger between Our Company and Huya
On October 12, 2020, we entered into an Agreement and Plan of Merger (“Merger Agreement”) dated October 12, 2020 with Huya, Tiger Company Ltd., a newly formed company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Huya (“Merger Sub”), and, solely for the limited purposes set forth therein, Nectarine. Pursuant to the Merger Agreement, Huya will acquire all the outstanding ordinary shares of us, including ordinary shares represented by American depositary shares, through a stock-for-stock
merger (the “Merger”) Under the terms of the Merger Agreement, at the Effective Time, each ordinary share of DouYu (the “DouYu Shares”) issued and outstanding immediately prior to the Effective Time (other than the DouYu Shares represented by American depositary shares, each representing 1/10 of a DouYu Share (the “DouYu ADSs”), the Excluded Shares and any Purported Dissenters Shares, each as defined in the Merger Agreement) will be cancelled in exchange for the right to receive 7.30 validly issued, fully paid, non-assessable
Class A ordinary shares of Huya (the “Huya Class A Shares”), and each DouYu ADS issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right, at the direction of DouYu’s depositary bank, to receive 0.730 American depositary shares of Huya, each representing one Huya Class A Share. If the Merger is completed, the shareholders of Huya and DouYu immediately prior to the Merger, respectively, will each hold approximately 50% shares of the combined company on a fully diluted basis.
Concurrently with the execution of the Merger Agreement, we and Nectarine entered into a Reassignment Agreement dated October 12, 2020, pursuant to which Nectarine will assign its interests in the game live streaming business operated by the Tencent group under the “Penguin
e-Sports”
brand (the “Penguin Business”) to us and deepen its business cooperation with us in order to integrate the Penguin Business with the business of the combined Huya and us upon the Merger, for a total consideration of US$500,000,000.
Following the consummation of the transaction, we expect to become a wholly owned subsidiary of Huya, and our ADSs will no longer be traded on the NASDAQ Global Market and to cease to be registered under Section 12 of the Securities Exchange Act of 1934. Huya ADSs will continue to be listed on the New York Stock Exchange under the symbol “HUYA”.
The Merger has been approved by both companies’ board of directors and is subject to closing conditions including the approval of the Merger Agreement and the Merger by an affirmative vote of holders of the DouYu Shares representing at least two-thirds
of the voting power of the DouYu Shares present and voting in person or by proxy as a single class at a meeting of DouYu’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. Tencent and Mr. Shaojie Chen and Wenming Zhang, our Chief Executive Officer and our
co-Chief
Executive Officer, respectively, have agreed to vote all of the DouYu Shares and DouYu ADSs they beneficially own, which collectively represent approximately 54.6 % of the voting rights attached to the total outstanding DouYu Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger.
The description contained herein of the transactions contemplated by the Merger Agreement and the voting arrangements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, and the Voting Agreements entered into by us, Nectarine, Huya, Merger Sub and certain of our principal shareholders, copies of which are filed as Annex A, Annex C and Annex D to the Proxy Statement/Prospectus included in the Registration Statement on Form
F-4,
as amended, filed by Huya with the SEC on November 10, 2020. For more information related to the Merger, see the Proxy Statement/Prospectus in the Registration Statement on Form
F-4,
as amended, filed by Huya with the SEC on November 10, 2020, and the rule
13e-3
transaction statement on Schedule
13E-3,
as amended, filed by DouYu with the SEC on November 11, 2020.

4.B. Business Overview
We are a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. We operate our platform both on PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. We have also been cultivating an integrated ecosystem of live streaming, video and other engaging user community features. Leveraing our success in China, we began our oversea expansion through the acquisition of Nonolive in 2018, a mobile live-streaming platform focusing on the Southeast Asia market, and the investment in Mildom in 2019, a game live-streaming platform in Japan.
Our platform attracts a large number of highly loyal and engaged user base, which is primarily acquired through organic growth. As of

December 31, 2019 and 2020, we had 337.9 million and 394.3 million registered users, respectively. Our average MAUs was 174.4 million for the fourth quarter of 2020, consisting of 116.3 million average MAUs on the PC platform and 58.2 million average MAUs on the mobile platform. Our average MAUs increased by 6.2% from 162.9 million in 2019 to 173.0 million in 2020, while our average mobile MAUs increased by 13.0% from 51.5 million to 58.2 million for the same period. We believe our diverse content and product offerings allow us to retain user and promote their engagement level. Our average next-month active user retention rate was 78.8% and 77.6% over the past twelve months as of December 2019 and December 2020, respectively.
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
The passion for games and interactions among gamers and game enthusiasts extend beyond just playing. Against the backdrop of eSports’ booming popularity, we believe China has a massive and growing gamer community that is seeking interactive and engaging entertainment through game live streaming. As one of the first game-centric live streaming platforms to make the foray into eSports, we are strategically positioned to benefit from the proliferation of the eSports industry in China. The eSports industry generates highly attractive content and helps to transform our platform into an engaged and vibrant community. Through our investments in and collaborations with a variety of participants across the value chain, we have gained coveted access to premium eSports content attracting millions of viewers to our platform and enabling us to organize our own tournaments and produce exclusive eSports content only available on our platform which further attracts users and improves their stickiness. Our average total eSports MAUs were approximately 101.8 million and 108.2 million in the fourth quarter of 2019 and 2020, respectively.
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

OUR BUSINESS
Content on Our Platform
We are dedicated to providing a wide range of live streaming content with a primary focus on games, especially on eSports. Our diverse content also covers other entertainment options such as talent shows, music and outdoor activities to better serve a broad user base and cater to diverse interests. Our non-game
content also complements our game content.
In December 2020, we launched a new version of our mobile app to further supplement our game streaming content with video content and community features.
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
Cloud Games
We launched DouYu Cloud Games (“
斗鱼云游戏
”), where the users are able to play various eSports games anytime and anywhere. DouYu Cloud Games also provides live streaming services. When the users are playing the cloud games, their gaming screenshots can be directly pushed to their live streaming rooms, which is just one click away. Such mechanism greatly decreases the entry barrier of game streamers, and in turn enhances the users’ willingness to become game streamers and drives user engagement.
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
Video
In addition to providing live streaming content, we also offer video clips on our platform, including replays of selective live streaming content and other engaging and diversified content. Our viewers and streamers can edit and upload video clips by themselves. The flexibility of video clips incentivizes users to explore more content and enhances user engagement.
Our Users
We have a large and engaging young user base with willingness to spend and share on social networks. As of December 31, 2019 and 2020, we had 337.9 million and 394.3 million registered users, respectively. Our average mobile MAUs increased from 54.4 million in the fourth quarter of 2019 to 58.2 million in the fourth quarter of 2020, while our average MAUs increased from 165.8 million to 174.4 million in the same period. Expansion in our user base is mainly driven by organic growth, as a result of our diverse and high quality content product offerings and strong brand recognition, and may be impacted by seasonality in our business.

Our users are attracted to and retained by our rich game-centric content and influential streamers. Our average total eSports MAUs were approximately 101.8 million and 108.2 million in the fourth quarter of 2019 and 2020, respectively. Our user base is also loyal and highly engaged. In 2020, our average next-month active user retention rate was 77.6%, as compared to 78.8% in 2019. We strive to cultivate the paying habits of our users. Our quarterly average paying users grew from 7.3 million in the fourth quarter of 2019 to 7.6 million in the fourth quarter of 2020. Our paying ratio remained at 4.4% in the fourth quarter of 2019 and the fourth quarter of 2020.
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
We have the right to commercialize the streamers and the content they produce as our intellectual property under the exclusive contract model. We promote and monetize the popularity of our exclusive streamers through online and offline commercial activities. The typical contract term is three to five years and may be renewable upon mutual consent. After signing, we are responsible for arranging commercial activities for them. Under this contract model, we may establish certain performance-based target for the exclusive streamers. Utilizing our big data analytic capabilities, we allocate the live streaming hours for these streamers to match user activity levels to maximize our operational efficiency. We may also provide guidance over the content streamed by exclusive streamers. We have dedicated teams that focus on signing exclusive streamers broadcasting different genres of content to diversify our content offering.

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
Leveraging our unique industry insights and proprietary big data analytics capabilities, we establish development plans for streamers which not only optimize the content they produce, but also help guide the streamers to focus on trendy topics and increasing the streamers’ positive public exposure. We promote streamers’ content on and outside of our platform, boost their popularity through traditional media channels and provide them with opportunities to attend online and offline activities where they can further increase public exposure, such as Yule Ceremony (“
鱼乐盛典
”).
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

Live Streaming
We derive a substantial portion of our revenues from live streaming, mainly from the sale of virtual gifts. In 2018, 2019 and 2020, we generated RMB3,147.2 million, RMB6,617.3 million and RMB8,852.2 million (US$1,356.7 million) from live streaming, representing 86.1%, 90.9% and 92.2% of our total net revenues for the same periods. In 2020, we had a total of 20.7 million annual paying users.
Users are able to purchase virtual gifts on our platform using our virtual currency and send them to streamers as a gesture of appreciation or support. Users can purchase the virtual currency on our site via various online third-party payment platforms. In addition to purchasing these virtual currencies on our site, users can purchase virtual currencies from our online store at third-party websites such as
Tmall.com
. The price of our virtual currency does not change and virtual currency does not expire. However, virtual currency is non-refundable
and may not be converted back to cash or be transferred between users.
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
Advertisement and Others
We generate revenues from advertisement and other services, including brand advertisements, game advertisements and to a lesser extent, game distribution. Our advertisement and other revenue was RMB507.2 million, RMB665.9 million and RMB749.7 million (US$114.9 million) in 2018, 2019 and 2020, which constituted approximately 13.9%, 9.1% and 7.8% of our total revenues for the same periods.
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
Portal (“
斗鱼
PC
客户端
”). Alternatively, viewers can download our mobile app
Douyu Live Streaming
(
斗鱼直播
) free of charge. Our web portal and mobile streaming app offer substantially similar functions and features, with our mobile streaming app providing simplified and easy to use functions tailored for mobile users.
Viewer Features
Our viewers have access to the following features:
Watching, following and sharing.
When watching a live stream or videos on our platform, viewers have the option to specify screen resolutions, screen size and stream quality, or have the platform automatically adjust the settings based on their Internet connection. Viewers may choose to click on the “follow” button in a stream room to follow the streamer and receive notifications for future streaming. Viewers are also able to share links to live streams on social media platforms.
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
(“
鱼吧
”), a short-blogging community where streamers can interact with their followers by posting and replying to short blogs. Yu Bar offers and witnesses a significant amount of interactions including posts, responses, likes and forwards. In addition, we offer features such as “Streamer Tailor-made Gifts” that allow top streamers to design unique gifts to be purchased by their followers.
Streamer Access
In addition to accessing our PC portal and mobile applications, streamers can easily live stream through the streaming applications we specifically developed for them, including our PC application
Douyu Streaming Assistant
(“
斗鱼直播伴侣
”) and mobile app
Douyu Game-centric Streaming Assistant
(“
斗鱼直播助手
”). With our mobile app, our streamers can stream anywhere and anytime. Streaming outdoor activities, which has become popular among younger users, is made more convenient with our mobile app.

Streamer Features
Our streamers have access to the following features to optimize the streaming experience:
Streaming and uploading.
Our platform synchronizes and integrates multimedia streams, including audio and video streams and picture display, into one live-streaming output. Streamers can easily start live-streaming utilizing our easy-to-use
interface. Other than live streaming, streamers can store streaming archives on Douyu Streaming Video (“
斗鱼视频
”) for their followers to watch or revisit after the live streaming. Streamers may also appoint room managers, make announcements, send notifications to viewers and change the room’s title.
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
Our Relationship with Tencent
Tencent became a shareholder of Wuhan Douyu, one of our wholly-owned subsidiaries, in April 2016 when it purchased certain of Wuhan Douyu’s shares through Linzhi Lichuang, an entity controlled by Tencent. Tencent subsequently increased its investment in Wuhan Douyu by purchasing shares in Wuhan Douyu’s subsequent rounds of financing and in our company by subscribing for Series E Preferred Shares. As of March 31, 2021, Tencent holds approximately 37.2% of our total outstanding ordinary shares (excluding 950,211 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme) through Nectarine, representing 37.2% of our total voting power. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

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
On August 13, 2020, Nectarine and Mr. Shaojie Chen entered into an agreement (the “Share Transfer Agreement”) where Mr. Shaojie Chen would sell 3,703,704 ordinary shares through Warrior Ace Holding Limited to Nectarine for an aggregate consideration of US$500,000,040, with such sale to close immediately before the closing of the merger between DouYu and HUYA. On October 12, 2020, we and Nectarine entered into a Reassignment Agreement, pursuant to which Nectarine will assign its interests in the Penguin Business to us and deepen its business cooperation with us in order to integrate the Penguin Business with the business of the combined Huya and us upon the merger, for a total consideration of US$500,000,000.
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
We host many offline activities to enhance our brand recognition and positive publicity. For example, Yule Ceremony (“
鱼
乐盛典
”), which was an award event for popular streamers and has since become a symbolic game pop culture event in China.
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

Intellectual Property
We regard our proprietary domain names, copyrights, trademarks, trade secrets and other intellectual property as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2020, we had registered:

•	545 trademarks in China, including the logo for our douyu.com;

•	61 domain names, including douyutv.com, douyu.tv and douyu.com;

•	1,262 patents in China, 3 patents in the United States; and

•	80 software copyrights in China, relating to all of our online communities and other products.
As of December 31, 2020, we had 383 pending trademark applications in China and other jurisdictions, including but not limited to the United States, Japan, European Union, Singapore, Malaysia, Thailand, Indonesia and Turkey. As of December 31, 2020, we have submitted 1,396 pending patent applications independently or jointly with third parties in China and 265 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT. In addition, we are in the process of applying for registration of another four software copyrights in China. Substantially all of our intellectual property is owned by Wuhan Douyu, and certain trademarks, copyrights and domain names are owned by Wuhan Ouyue for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. Douyu Yule obtained certain patents and copyrights in 2020.
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
Regulation
Regulations Relating to Foreign Investment
The Foreign Investment Law of the PRC, adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 12, 2019 became effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council. On December 31, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in the PRC, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.
The MOFCOM and NDRC jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version), or the Negative List, requires that foreign investors should refrain from making investment in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited.”

In December, 2020, the NDRC and MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Foreign investment in certain key areas with national security concerns, such as important cultural products and services, important information technology and Internet products and services, key technologies and others which results in the acquisition of de facto control of invested companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and the foreign investors will be negatively recorded in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.
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
Based on the Notice regarding the Strengthening of Ongoing and Post Administration of Foreign Investment Telecommunication Enterprises issued by the MIIT in October 2020, the MIIT will not issue Examination Letter for Foreign Investment in Telecommunication Business. Foreign invested enterprises would need to submit relevant foreign investment materials to MIIT for the establishment or change of telecommunication operating permits.
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
Additionally, the ICP Measures and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties. If an Internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and delete the information and report it to the government authorities. Any provider’s violation of these prohibitions, in serious cases, will lead to revocation of its ICP License and shutdown of its Internet systems. On January 8, 2021, the State Council issued the Revised Draft for Comment of the ICP Measures, or the ICP Measures Draft, which reinforces the responsibilities of Internet information services providers that includes: (i) establishing review system of content publication, (ii) verifying truthfulness of identity of users; and (iii) protecting the privacy and safety of personal information. As of the date of this annual report, the ICP Measures Draft has not been taken as an effective regulation.
Regulations Relating to Mobile Internet Applications Information Services
In addition to the Telecommunications Regulations and other regulations above, mobile applications (the “APPs”) and the Internet application store (the “APP Store”) are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services (the “APP Provisions”), which were promulgated by the CAC on June 28, 2016 and became effective on August 1, 2016.
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
On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to enhance the protection of users’ personal information in relation to the download, installing and upgrade of apps. On October 21, 2020, the Legislative Affairs Committee of the National People’s Congress of the PRC publicly solicited opinions on the PRC Personal Information Protection Law (draft), which provides detailed rules on how to handle personal information and sets forth legal responsibilities. As of the date of this annual report, such draft has not been formally adopted.

Regulations Relating to Online Transmission of Audio-Visual Programs and Online Streaming
On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Private Capital into the Cultural Industry, according to which private capital was prohibited from engaging in the business of online transmission of audio-visual programs. On December 20, 2007, the SARFT and the MIIT jointly promulgated the Audio/Video Measures, which took effect on January 31, 2008 and were subsequently amended on August 28, 2015. Under these provisions, foreign investors are prohibited from engaging in the business of distributing audio-visual programs through Internet.
Providers of audio-visual program services through the Internet (including through mobile networks), in general, must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SARFT; and such providers are required to obtain the License for Online Transmission of Audio/Video Program issued by National Radio and Television Administration, or complete certain registration procedures with National Radio and Television Administration.
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
On April 1, 2010, the SARFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, as adjusted on March 10, 2017, which classified Internet audio/visual program services into four categories. In addition, the (Notice concerning Strengthening the Administration of the Streaming Service of Online Audio/Visual Programs) promulgated by the State Administration of Press, Publication, Radio, Film and Television (or the SAPPRFT, which is the predecessor of National Radio and Television Administration) on September 2, 2016 emphasizes that, unless a specific license is granted, the audio/visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.
On July 6, 2012, the SARFT and the CAC issued the Notice Regarding Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films, pursuant to which providers of Internet audio-visual program services which are engaged in the production of online audio-visual programs such as online drama series and micro films and broadcast such programs on their own websites shall lawfully obtain the Radio and Television Program Production and Operating Permit issued by local branches of the National Radio and Television Administration and corresponding License for Online Transmission of Audio/Video Program at the same time. Providers of Internet audio-visual program services shall report the information on online audio-visual programs such as online drama series and micro films which have been reviewed and approved to the provincial branches of the National Radio and Television Administration in their domiciles for filing.

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
re-dub,
re-caption
or otherwise ridicule classic works, radio and television programs, or original Internet audio-visual programs without authorization, (iii) not transmit re-edited
programs, which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for Internet audio-visual programs. Pursuant to this notice, the provincial branches of the National Radio and Television Administration shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.
On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the National Radio and Television Administration jointly issued the Administrative Provisions on Internet Audio-Video Information Services, or the Internet Audio-Video Information Services Provisions, which became effective on January 1, 2020. The Internet Audio-Video Information Services Provisions defines the “Internet audio-video information services” as providing audio and video information production, uploading and transmission to the public via Internet platforms such as websites and applications. Entities providing Internet audio-video information services must obtain relevant licenses subject to applicable PRC laws and regulations and are required to authenticate users’ identities based on their organizational codes, PRC ID numbers, or mobile phone numbers etc.

In November 2020, the National Radio and Television Administration issued the Notice on Strengthening the Management of Network Live-performance Streaming and
E-Commerce
Streaming, which requires a live-performance streaming platform to adopt and practically implement the real-name registration system for the streamers and the viewers who purchase the virtual gifts for the streamers by taking measures including real-name verification, face recognition and human review. Viewers who fail to pass the real-name registration shall not be allowed to purchase virtual gifts. Live-performance streaming platforms shall block any mechanism that allows minors to purchase any virtual gifts for the streamers. A platform shall set the limitations of maximum amount for purchasing virtual gifts for each time, each day and each month. If a viewer making virtual gift purchases that aggregately reach the half of the daily or monthly limitations, the platform shall notify such viewer and allow such viewer to make further purchase only when he or she confirms the payment through SMS verification or other methods. If a viewer making virtual gift purchases that aggregately reach the full daily or monthly limitations, the platform shall suspend the purchase services to such viewer. A platform shall also adopt a delayed-fund-transfer system such that if a streamer commits illegal activities, the purchase of the virtual gifts shall be refunded to the viewers. In addition, the live-performance streaming platform shall not adopt operation strategies that encourage viewers to purchase virtual gifts irrationally. If the platform finds that any streamer or his or her agent implies, solicits or encourages viewers to make large amount purchases by means of disseminating vulgar information, engaging in organized publicity stunt or engaging “water army” to purchase virtual gifts in large volumes, the platform shall take measures against such streamer and such agent, list him or her into watch list and report him or her into the competent radio and television administration.
In February 2021, the CAC, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the SAMR and the NTRA jointly promulgated the 2021 Streaming Guidance Opinions. Pursuant to the 2021 Streaming Guidance Opinions, the online streaming platforms shall adopt a tiered and classified management system over the streamers accounts, with the streamer accounts managed in different tiers and classes based on the nature of the streamers, operational contents, number of fans, popularity of the streaming, time limit of the streaming and other factors. Online streaming platforms shall set up appropriate limitations for streamers’ accounts in different tiers or classes in terms of the total amount of virtual gift received in any single session of streaming performance, the popularity of the streaming, the time length of the streaming, the sessions of the streaming in any single day, the time gap between different streaming sessions and other factors, and take necessary warning measures against the streamers who violate relevant laws and regulations. In addition, the online streaming platforms are required, among other things, to set up appropriate limitations for the maximum purchase price for each virtual gift and the maximum value of virtual gifts that the users send to the streamers each time, and the online streaming platforms are required, if necessary, to set up a cooling-off
period and a delayed-fund-transfer system for giving virtual gifts.
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
The Regulations for the Administration of Audio and Video Products, as released by the State Council in December, 2001 and last amended in November 2020, require that the publication, production, duplication, importation, wholesale, retail and renting of audio and video products are subject to a license issued by competent authorities.
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

Regulations Relating to Protection of Minors and Real-Name Registration System
On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous game playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game
benefits to a game player by half if it discovers that the amount of time a game player spends online has reached the “fatiguing” level and to zero in case of a game player reaches an “unhealthy” level. Pursuant to the PRC Minors Protection Law (2020 Revision) which will become effective on June 1, 2021, providers of network products and services may not provide minors with products or services that induce addictive usage. Providers of network services such as online games, network live streaming, network audio and video, and social networking shall set up corresponding time management, authority management, consumption management and other functions for minors who use their services.
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
Moreover, the 2021 Streaming Guidance Opinions provide that: (i) live-streaming platforms shall strictly forbid providing account registration services to users under age of 16, and shall obtain prior consent from the guardians of the users under age of
16-18
before providing account registration services to them; (ii) “Teenager Mode” shall be provided to minors to prevent them from indulging in live-streaming; (iii) contents on the platform that are not conducive to the healthy growth of minors shall be screened; and (iv) virtual gift purchases shall not be provided to minors. In addition, a live-streaming platform shall establish a customer service team providing services specifically to minors such that complaints and disputes in relation to them will be handled in priority and in a timely manner. If a minor purchases virtual gifts for the streamers using an adult account, the platform shall make refund after verification in accordance with relevant regulations.
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
On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the
E-commerce
Law, or the PRC
E-commerce
Law, which became effective on January 1, 2019. The
E-commerce
Law clarifies on the obligations of the
e-commerce
platform operators. On March 15, 2021, the SAMR issued the Measures for the Supervision and Administration of Online Transactions, or the Online Transaction Measures, which will become effective on May 1, 2021 and will replace the Administrative Measures for the Online Trading promulgated on January 24, 2016. The Online Transaction Measures further emphasize, among others, that
e-commerce
platform operators are required to establish a mechanism to inspect and monitor products and services provided by the merchants, and shall submit the identity information of the merchants to the local branches of the SAMR.

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
Regulations Relating to Commercial Performances
The Administrative Regulations on Commercial Performances (2020 Revision) was promulgated by the State Council and took effect on November 29, 2020. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval; while a performance brokerage agency shall have three or more full-time performance brokers and funds suitable for the relevant business, and file an application with the culture administrative department at the provincial level. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a commercial performance license. Anyone or any entity engaging in commercial performance activities without approval may have a penalty imposed, in addition to being ordered to cease its actions. Such penalty may include confiscation of performance equipment and illegal proceeds, and a fine of 8 to 10 times the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed.
Regulations Relating to Production of Radio and Television Programs
On July 19, 2004, the SARFT issued the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004 and was amended on August 28, 2015 and October 29, 2020, respectively. The Radio and TV Programs Regulations require any entities engaging in the production and operation of radio and television programs to obtain a license for such businesses from the National Radio and Television Administration or its provincial branches. Entities with the Radio and Television Program Production and Operating Permit must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

Regulations Relating to Advertising Business
The SAMR (formerly known as State Administration of Industry and Commerce) is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include: (i) the PRC Advertisement Law, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and most recently amended on October 26, 2018; and (ii) the Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and which has been effective since December 1, 1987.
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
On March 9, 2020, the SAMR promulgated the Notice on the issuance of the “Key Points of the Inter-Ministry Joint Conference on Rectifying False and Illegal Advertising in 2020” and the “Work System of the Inter-Ministry Joint Conference on Rectifying False and Illegal Advertising”. According to the above regulations, the SAMR will study and strengthen the supervision of emerging advertising formats, especially key platforms and key media, and supervise Internet platforms to consciously fulfill their legal obligations and responsibilities to verify relevant certification documents and advertising contents, as well as avoiding publishing false and illegal advertisements.

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
The PRC Copyright Law, promulgated in 1990 and amended in 2001, 2010 and 2020 respectively, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing copyright related matters. The Copyright Law provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright of their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software.
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
Patent
The National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively, the latest amendment of which will be effective on June 1, 2021. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year
term for a utility model or design. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patent applications, we made as of the date of this annual report, see “Item 4. Information of the Company—4.B. Business Overview—Intellectual Property.”
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
Trademark
The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of National Intellectual Property Administration, or the Trademark Office handles trademark registrations and grants a protection term of ten years to registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks, we had and trademark applications we have made as of the date of this annual report, see “Item 4. Information of the Company—4.B. Business Overview—Intellectual Property.”

Domain name
In September 2002, China Internet Network Information Center (“CNNIC”) issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended in 2012 and 2019. On September 1, 2014 the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. On August 24, 2017, the MIIT promulgated the Measures for Administration of Internet Domain Names, which regulates the registration of domain names. For the number of domain names we registered as of the date of this annual report, see “Item 4. Information of the Company—4.B. Business Overview—Intellectual Property.”
Regulations Relating to Internet Infringement
The PRC Civil Code, which was adopted by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, provides that (i) an online service provider should be held liable for its own tortious acts in providing online services; (ii) where an Internet user engages in tortious conduct through Internet services, the obligee shall have the right to notify the Internet service provider that it should take necessary action such as by deleting content, screening, breaking links, etc. After receiving the notice, the network service provider shall promptly forward the notice to the relevant network user and take necessary measures in light of the preliminary evidence of infringement and the type of service; if the Internet service provider fails to take necessary action after being notified, it shall be jointly and severally liable with the Internet user with regard to the additional injury or damage suffered and (iii) where an Internet service provider knows or should have known that an Internet user is infringing upon other people’s civil rights and interests through its Internet service but fails to take necessary action, it shall be jointly and severally liable with the Internet user.
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
In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.
On December 20, 2019, the CAC promulgated the Provisions on the Ecological Governance of Network Information Contents, which became effective on March 1, 2020. It requires network platform operators like us not to disseminate illegal contents, nor to present exaggerated, sexually suggestive, discriminative or otherwise inappropriate contents in eye-catching
areas such as home page, popup and hot search list.
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
On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular, (i) App operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period, be reported in public; or even quit its operation or cancel its business license or operational permits. And on October 1 2019, the Provisions on the Cyber Protection of Children’s Personal Information, issued by the Office of the Central Cyberspace Affairs Commission, came into effect, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular vow to initiate a campaign to correct unlawful collection and usage of personal information via Apps from January 2019 through December 2019. The Civil Code further provides in a stand-alone chapter of right of personality and reiterates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know
basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.
According to the Administrative Provisions on Official Account Information Services for Internet Users, or the Official Account Information Services Provisions, which was first promulgated by the Office of the Central Cyberspace Affairs Commission on September 7, 2017 and amended recently on January 22, 2021 (effective on February 22, 2021), official account information service platforms shall fulfill their responsibilities for the management of information content and official accounts, assign management personnel and provide technical capabilities suitable for their business scale, set up the post of content security officer, establish, improve and strictly implement management systems for account registration, information content security, ecological governance, emergency response, cybersecurity, data security, personal information protection, intellectual property protection and credit evaluation. The Official Account Information Services Provisions further provide that official account information service platforms not only shall establish systems of categorical registration and creation for official accounts, and implement categorical management, but also shall, in accordance with the information content production quality and information dissemination capabilities of official accounts, the credit evaluation of account entities and other indicators, establish level-by-level
management systems and implement
level-by-level
management. The amendment to the Official Account Information Services Provisions in 2021 emphasizes and enhances the responsibility of the official account information service platforms, including without limitation, (i) that they shall verify the legality and compliance of the names, profile photos and introductions of the online public accounts registered by Internet users, and shall suspend provision of services for the users and notify such users to make corrections within a prescribed time frame in case of any inconsistency between such account name, profile photos or introductions and their real identity information, and (ii) that without informed consent of the Internet users, they shall not force the Internet users to subscribe or follow the online public accounts in any manner.

Regulations Relating to Internet Publication and Cultural Products
On February 4, 2016, State Administration of Press, Publication, Radio, Film and Television, (or the SAPPRFT, which is the predecessor of National Radio and Television Administration), and the MIIT issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which took effect in March 2016. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained in order to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio-visual reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio-visual product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.
Regulations Relating to Foreign Currency Exchange and Dividend Distribution
Foreign currency exchange
The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the SAFE, is required for capital account transactions.
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
In 2014, the SAFE decided to further reform the foreign exchange administration system to satisfy and facilitate the business and capital operations of foreign-invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. The SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and amended on December 30, 2019, which replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to Renminbi on a discretionary basis, and the Renminbi capital so converted can be used for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise. Nevertheless, Circular 19 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Further, in June 2016, the SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are not restricted from extending loans to related parties or repaying the intercompany loans (including advances by third parties).

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, as amended, which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment
expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. After a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.
In 2014, the SAFE decided to further reform the foreign exchange administration system to satisfy and facilitate the business and capital operations of foreign-invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. The SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to Renminbi on a discretionary basis, and the Renminbi capital so converted can be used for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials for each transaction evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. On October 23, 2019, the SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28. Circular 28 allows non-investment
foreign invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List (2020) and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was issued recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

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
Regulations Relating to Tax
PRC enterprise income tax
The PRC enterprise income tax is calculated based on the taxable income determined under the PRC Enterprise Income Tax Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the PRC Enterprise Income Tax Law, which was effective in 2008 and was amended in 2019.
Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Taxation Administration in April 2009 and amended in 2017 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises”, or the SAT Circular 82 clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011. Such administrative measures further provide guidance on residence status determination and post-determination administration as well as the relevant procedures for competent tax authorities.
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

Pursuant to the PRC EIT Laws, an entity qualified as software enterprise or SE is entitled to an exemption from income taxation for the first two years, counting from the year the entity makes profit, and a reduction of half EIT tax rate for the next three years. Douyu Yule has been qualified as an SE.
PRC indirect transfer tax
On February 3, 2015, the SAT issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Assets Transfer by
Non-PRC
Resident Enterprises, as amended in 2017, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding of Income Tax of
Non-resident
Enterprise at Source, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident
enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident
enterprises, being the transferors, were involved.
Value added tax
On January 1, 2012, the State Taxation Administration officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. The Pilot Program initially applied only to transportation industry and modern service industries, Pilot Industries, in Shanghai in 2011 and expanded to eight trial regions (including Beijing and Guangdong province) and nationwide progressively from August to August 2013. Revenues generated by advertisement services, a type of “cultural and creative services,” are subject to the VAT rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. Revenues generated by advertisement services, a type of “cultural and creative services,” are subject to the VAT rate of 6%.
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
According to the Social Insurance Law of the PRC promulgated by the National People’s Congress of the PRC on October 28, 2010, effective since July 1, 2011 and amended on December 29, 2018, together with other relevant laws and regulations, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund promulgated by the State Council on April 3, 1999 and amended in 2002 and 2019 respectively, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Anti-Monopoly Matters related to Internet Platform Companies
The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. The PRC Anti-monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. On September 11, 2020, the SAMR issued the Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks.
On February 7, 2021, the Anti-monopoly Bureau of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Bureau of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of Internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in Internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favourable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of users’ unnecessary data. In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for Internet platform related transactions to safeguard market competition.
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
The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises and that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

4.C. Organizational Structure
The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and variable interest entities.

Notes:
(1)	The sole shareholder of Wuhan Ouyue is Mr. Shaojie Chen, our founder, CEO and director.
(2)
The shareholders of Wuhan Douyu and their relationship with our company are as follows: (i) Mr. Chen (50.23%), our founder, CEO and director; (ii) Linzhi Lichuang (18.98%), an affiliate of Nectarine, one of our shareholders; (iii) Beijing Fengye (13.16%), 99.99% of its interests is owned by Wuhan Ouyue; (iv) Beijing Phoenix (8.08%), an affiliate of Phoenix Fuju Limited, one of our shareholders; (v) Mr. Wenming Zhang (3.92%), our co-founder,
co-CEO
and director, and (vi) certain other third-party investors.

Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders
Currently, our business in China are operated primarily through Wuhan Douyu and Wuhan Ouyue due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other Internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an
e-commerce
service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Telecommunications Services”, “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Transmission of Audio-Visual Programs”, and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Game Operation.” We are a company incorporated in the Cayman Islands. Douyu Yule, our PRC subsidiary, is considered as a foreign-invested enterprise. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Wuhan Ouyue and Wuhan Douyu, our VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our combined and consolidated financial statements under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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
Wuhan Douyu
Share Pledge Agreement
Pursuant to a series of share pledge agreements entered into in May 2018 by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, the shareholders of Wuhan Douyu pledged all of their equity interests in Wuhan Douyu to Douyu Yule, to guarantee Wuhan Douyu’s performance of its obligations under the exclusive business cooperation agreement. If Wuhan Douyu breaches its contractual obligations under the exclusive business cooperation agreement, Douyu Yule will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. The pledges under the share pledge agreements have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations. In January 2019, the existing share pledge agreement to which Mr. Chen is a party was replaced with an amended and restated share pledge agreement on substantially similar terms due to equity transfers. In April 2020 and July 2020, Douyu Yule, Wuhan Douyu and Mr. Chen entered into two additional share pledge agreements on substantially similar terms due to equity transfers.
Exclusive Option Agreement
Pursuant to a series of exclusive option agreements entered into in May 2018 by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, the shareholders of Wuhan Douyu irrevocably granted Douyu Yule or its designated person, an exclusive option to purchase at its discretion, all or part of the equity interests in Wuhan Douyu held by the shareholders of Wuhan Douyu at the price of RMB1.0 or at the lowest price permitted by PRC law, whichever is lower. In addition, Wuhan Douyu irrevocably granted Douyu Yule or its designated person an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by Wuhan Douyu, to the extent permitted under PRC law and at the lowest price permitted by PRC law. In January 2019, the existing exclusive option agreement to which Mr. Chen is a party was replaced with an amended and restated exclusive option agreement on substantially similar terms due to equity transfers, and the amended and restated exclusive option agreement was further replaced with two exclusive option agreements on substantially similar terms in April 2020 and July 2020 due to equity transfers.

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
Power of Attorney
Pursuant to a series of powers of attorney issued by each shareholder of Wuhan Douyu in May 2018, the shareholders of Wuhan Douyu irrevocably appointed Douyu Yule or a director authorized by Douyu Yule as their attorney-in-fact
to act on their behalf on all matters of Wuhan Douyu and to exercise all of their rights as registered shareholders of Wuhan Douyu. In January 2019, the existing power of attorney issued by Mr. Chen was replaced with a new power of attorney on substantially similar terms due to equity transfers, and such new power of attorney was further replaced with two powers of attorney on substantially similar terms in April 2020 and July 2020 due to equity transfers.
Spousal Consent Letters
Pursuant to a series of spousal consent letters executed by the spouses of the individual shareholders of Wuhan Douyu, Mr. Chen, and Mr. Wenming Zhang in May 2018, the signing spouses confirmed and agreed that the equity interests of Wuhan Douyu are the own property of their spouses and shall not constitute the community property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Wuhan Douyu held by their spouses. In January 2019, the existing spousal consent letter executed by Mr. Chen’s spouse was replaced with a new spousal consent letter on substantially similar terms due to equity transfers. In April 2020 and July 2020, the spouse of Mr. Chen issued two additional spousal consent letters on substantially similar terms due to equity transfers.
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
4.D. Property, Plant and Equipment
Our corporate headquarters are located in Wuhan, China. As of December 31, 2020, we have leased office space with an aggregate area of approximately 35,225 square meters, of which approximately 30,804 square meters are in Wuhan, approximately 2,418 square meters are in Beijing, approximately 1,859 square meters are in Shanghai, and approximately 144 square meters are in Guangzhou. Our physical servers are primarily hosted at Internet data centers owned by major domestic Internet data center providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

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
Our ability to maintain and expand our user base and enhance our user engagement
We have a large and highly engaged user base, which drives our revenue growth. As of December 31, 2019 and 2020, we had 337.9 million and 394.3 million registered users, respectively. Our average mobile MAUs increased from 54.4 million in the fourth quarter of 2019 to 58.2 million in the fourth quarter of 2020, while our average MAUs increased from 165.8 million to 174.4 million in the same period. Our brand awareness and pivotal position in the game-centric live streaming industry allows us to continue to acquire users through organic growth. Our ability of effectively maintaining and expanding our user base will affect the growth of our business and our revenue going forward.
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

We intend to further explore overseas markets to expand our user base through both organic expansion and selective investments. We acquired Nonolive in 2018, which is a mobile live streaming platform mainly focused on the Southeast Asia market. We also expanded into other overseas markets through various channels, such as Japan and South America. For details, please refer to Note 2 to the combined and consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 included elsewhere in this annual report.
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
Our ability to capitalize on the eSports industry
We believe our platform is strategically positioned to benefit from the growth of the eSports market in China. Our average total eSports MAUs were approximately 101.8 million and 108.2 million in the fourth quarter of 2019 and 2020, respectively. Leveraging our early-mover advantage in eSports in China, we have built a platform that is appealing to eSports streamers, game developers and publishers, professional players and eSports tournament organizers as a result of our broad user reach, high user engagement, strong brand awareness, and attractive monetization opportunities.
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
Our ability to strengthen monetization capabilities
We generate revenue from a diverse range of monetization channels including (i) live streaming and (ii) advertisement and others. Our live streaming revenue is primarily driven by the number of paying users and ARPPU. We have experienced growth in the number of paying users since 2017 as a result of continual promotion of our streamers and expansion of virtual gifting scenarios. Our annual paying user base grew from 17.5 million in 2019 to 20.7 million in 2020. We intend to attract and train more popular streamers, provide more quality content, diversify user paying scenarios on our platform, and enhance interaction between streamers and viewers to increase user willingness to pay. We have generally experienced a steady increase in the number of our paying users and paying ratio due to active cultivation of our users’ paying habits through compelling content and various promotional activities and events. We have experienced in the past and may continue to experience some fluctuations in our paying users or paying ratio due to less promotional activities in some quarters or diluted paying user base as compared to total MAUs.
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
Our ability to further improve cost efficiency and economies of scale
We have made significant investments in our technology, brand, streamers and team. Our costs consist primarily of revenue sharing fees, content cost and bandwidth costs. Our expenses primarily consist of sales and marketing expenses, general and administrative expenses and research and development expenses. It is critical for us to manage our costs and expenses effectively and improve operational efficiency. We believe our platform has achieved strong operating leverage and economies of scale. For example, bandwidth cost has dropped from 8.5% of total net revenue in 2019 to 6.9% in 2020.
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
Key Components of Results of Operations

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Net revenues (1)	3,654.4	7,283.2	9,601.9	1,471.6
Cost of revenues	(3,503.4)	(6,087.0)	(8,041.6)	(1,232.5)

Gross profit	151.0	1,196.2	1,560.3	239.1

Operating expenses:
Sales and marketing expenses	(538.9)	(598.7)	(580.4)	(88.9)
Research and development expenses	(329.3)	(383.9)	(416.3)	(63.8)
General and administrative expenses (2)	(196.8)	(446.1)	(375.9)	(57.6)
Other operating income, net	54.9	100.8	74.4	11.4

Total operating expenses	(1,010.1)	(1,327.9)	(1,298.2)	(198.9)

Income (loss) from operations	(859.1)	(131.7)	262.1	40.2
Other expense, net	(20.2)	(22.8)	(27.4)	(4.3)
Foreign exchange gain (loss), net	(75.6)	32.0	—	—
Interest income	85.8	159.1	145.2	22.3
Gain on disposal of subsidiary	—	—	23.5	3.6

Income (loss) before income taxes	(869.1)	36.6	403.4	61.8
Income tax expenses	—	—	—	—
Share of income (loss) in equity method investments	(7.2)	(3.3)	1.3	0.2

Net income (loss)	(876.3)	33.3	404.7	62.0
Net loss attributable to noncontrolling interest	—	(6.5)	(80.8)	(12.4)
Deemed dividend	(6.7)	—	—	—
Net income (loss) attributable to ordinary shareholders of the Company	(883.0)	39.8	485.5	74.4
Net income (loss)	(876.3)	33.3	404.7	62.0

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	325.6	109.5	(425.7)	(65.2)

Comprehensive income (loss)	(550.7)	142.8	(21.0)	(3.2)

Note:
(1)
We adopted ASU
2014-09,
“Revenue from Contracts with Customers (Topic 606)” and its amendments on January 1, 2019 with modified retrospective method, and thus results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 605.

(2)	Includes share-based compensation of RMB35.4 million, RMB290.8 million and RMB142.1 million (US$21.8 million) in 2018, 2019 and 2020, respectively.

Revenue
We generate revenue mainly from (i) live streaming and (ii) advertisement and other revenues.
The following table sets forth sources of our revenue in absolute amounts and as percentages of total net revenue for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
Net revenues	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Live Streaming	3,147.2	86.1	6,617.3	90.9	8,852.2	1,356.7	92.2
Advertisement and others	507.2	13.9	665.9	9.1	749.7	114.9	7.8

Total	3,654.4	100.0	7,283.2	100.0	9,601.9	1,471.6	100.0

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
Cost of Revenues
Our cost of revenues consists of (i) revenue sharing fees and content cost, (ii) bandwidth cost, and (iii) other. The table below sets forth a breakdown of the components of cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
Cost of Revenues	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenue sharing fees and content cost (1)	2,790.0	79.6	5,176.5	85.0	7,129.1	1,092.7	88.7
Bandwidth cost	555.9	15.9	617.8	10.1	661.1	101.3	8.2
Other	157.5	4.5	292.8	4.9	251.4	38.5	3.1

Total	3,503.4	100.0	6,087.1	100.0	8,041.6	1,232.5	100.0

Note:
(1)	Include content right costs which are expensed over the streaming periods.

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
The following table sets forth the components of our operating expenses in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
Operating Expenses	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Sales and Marketing expenses	538.9	53.4	598.7	45.1	580.4	88.9	44.7
Research and development expenses	329.3	32.6	383.9	28.9	416.3	63.8	32.1
General and administrative expenses	196.8	19.4	446.1	33.6	375.9	57.6	28.9
Other operating income net	(54.9)	(5.4)	(100.8)	(7.6)	(74.4)	(11.4)	(5.7)

Total	1,010.1	100.0	1,327.9	100.0	1,298.2	198.9	100.0

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
Foreign currency translation adjustments
Foreign currency translation adjustments are reported as a cumulative translation adjustments and are shown as a component of other comprehensive income. A cumulative translation adjustment is resulted from the translation of the financial statements of the consolidating entities within the group with functional currency other than the group’s reporting currency in Renminbi. The cumulative translation adjustment for the year ended December 31, 2020 was mainly attributable to the amount of cash and cash equivalents held at the Cayman Islands holding company level and the appreciation in Renminbi against U.S. dollar for the year ended December 31, 2020. We expect that the foreign currency translation adjustments will continue to fluctuate in accordance with the fluctuation between Renminbi and U.S. dollars in future periods.
Results of Operations
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue.
Our revenue increased by 31.8% from RMB7,283.2 million in 2019 to RMB9,601.9 million (US$1,471.6 million) in 2020, mainly attributable to the increase in our live streaming revenue.
Live streaming revenue.
Our live streaming revenue increased by 33.8% from RMB6,617.3 million in 2019 to RMB8,852.2 million (US$1,356.7 million) in 2020, which was mainly due to growth of our paying users from 17.5 million in 2019 to 20.7 million in 2020, as a result of our continuing efforts in growing our user base, and developing users’ willingness to pay through diversifying content on the platform, upgrading user experience and strengthening user-streamer interactions.

Advertisement and other revenues.
Our advertisement and other revenues increased by 12.6% from RMB665.9 million in 2019 to RMB749.7 million (US$114.9 million) in 2020, primarily as a result of the company’s broadened brand awareness and the corresponding increase in demand from advertisers.
Cost of revenues.
Our cost of revenues increased by 32.1% from RMB6,087.0 million in 2019 to RMB8,041.6 million (US$1,232.4 million) in 2020, primarily due to the increase in revenue sharing fees and content cost.
Revenue sharing fees and content cost.
Our revenue sharing fees and content cost increased by 37.7% from RMB5,176.5 million in 2019 to RMB7,129.1 million (US$1,092.7 million) in 2020, primarily due to increases in revenue sharing fees which were in line with the increases in total net revenue, and the increases in content costs attributable to the Company’s investment in eSports-related content.
Bandwidth cost.
Our bandwidth cost increased by 7.0% from RMB617.8 million in 2019 to RMB661.1 million (US$101.3 million) in 2020, primarily as a result of the increases in bandwidth usage resulting from growing user traffic and user engagement on our platform, partially offset by a lower unit purchase price and improved utilization efficiency as a result of our proactive management in peak traffic times and technology upgrades.
Gross profit (loss) and gross profit margin.
As a result of the foregoing, we had gross profit of RMB1,560.3 million (US$239.1 million) in 2020, as compared to the gross profit of RMB1,196.2 million in 2019. Our gross margin slightly decreased from 16.4% to 16.3% during the same periods.
Total operating expenses.
Our total operating expenses slightly decreased by 2.2% from RMB1,327.9 million in 2019 to RMB1,298.2 million (US$198.9 million) in 2020.
Sales and marketing expenses.
Our sales and marketing expenses decreased by 3.1% from RMB598.7 million in 2019 to RMB580.4 million (US$88.9 million) in 2020. This decrease was primarily attributable to decrease in the number of marketing events as a result of the
COVID-19
pandemic outbreak.
Research and development expenses.
Our research and development expenses increased by 8.4% from RMB383.9 million in 2019 to RMB416.3 million (US$63.8 million) in 2020. The increase was primarily due to the increase in staff cost as a result of the continual research and development efforts for various business segments.
General and administrative expenses.
Our general and administrative expenses decreased by 15.7% from RMB446.1 million in 2019 to RMB375.9 million (US$57.6 million) in 2020. This decrease was primarily attributable to the decrease in share-based compensation expenses.
Other operating income, net.
Our other operating income, net decreased from RMB100.8 million in 2019 to RMB74.4 million (US$11.4 million) in 2020. The decrease is mainly attributable to our government subsidies being setoff by the increase in the litigation costs, of which RMB49.7 million was resulted from our settlement of contract dispute related to one of our streamers.
Foreign exchange gain (loss), net.
We had a foreign exchange gain of RMB32.0 million in 2019. We did not record any forign exchange gain in 2020. The change is mainly because we realized a gain from a repayment in U.S. dollar from one of our shareholders in connection with our reorganization in 2019 as a result of the fluctuations in foreign exchange rates.
Interest income.
Interest income consists of interests earned on bank deposits. We recorded RMB159.1 million in 2019 and RMB145.2 million (US$22.3 million) in 2020, respectively. The decrease in interest income was mainly due to the decrease in the interest rate.
Income before income tax expenses.
As a result of the foregoing, we realized an income before income tax expenses of RMB36.6 million and RMB403.4 million (US$61.8 million) in 2019 and 2020, respectively.

Income tax expense.
We had no income tax expense in 2019 and 2020 due to our cumulative net losses and the resulting tax loss carryforward.
Net income.
We realized a net income of RMB33.3 million and RMB404.7 million (US$62.0 million) in 2019 and 2020, respectively.
Adjusted net income.
We realized an adjusted net income of RMB346.4 million and RMB541.6 million (US$83.0 million) in 2019 and 2020, respectively.
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
Japan
Our subsidiaries in Japan are subject to an income tax rate calculated according to relevant regulations of Japan Ministry of Finance. We may be required to withhold a 5% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises.
Hong Kong
Our subsidiaries in Hong Kong are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.
PRC
Generally, our subsidiary and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except where a special preferential rate applies such as a rate of 15% applicable to enterprises qualified as “High and New Technology Enterprise”, subject to various criteria. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

In addition, a Software Enterprise is entitled to an income tax exemption for two years beginning with its first year of profitable operation after offsetting tax losses incurred from prior years and a 50% reduction to a rate of 12.5% for the subsequent three years. Enterprises wishing to enjoy the status of a Software Enterprise must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential enterprise income tax rates. These enterprises will be subject to the tax authorities’ review each year as to whether they are entitled to use the relevant preferential treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential rate but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise status. Douyu Yule, Wuhan Ouyue and Wuhan Douyu obtained the Software Enterprise status in 2019, but they have not enjoyed the preferential tax treatment with such status. Douyu Yule obtained “Software Enterprise Certificate”, which enables it to enjoy a tax holiday consisting of a two-year-exemption
commencing from first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years.
In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post determination matters. DouYu International Holdings Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with us.
If the PRC tax authorities determine that DouYu International Holdings Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of the ADSs. In addition, non-resident
enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC
individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC
individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC
shareholders of DouYu International Holdings Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that DouYu International Holdings Limited is treated as a PRC resident enterprise.
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

We are subject to value-added tax, or VAT, at a rate of 6% on the services we provide less any deductible VAT we have already paid or borne.
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
Investments
Investment in equity investees represents our investments in privately held companies and private equity funds. We apply the equity method of accounting to account for an equity investment, in common stock or in-substance
common stock, according to ASC Topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control.Under the equity method, our share of the post-acquisition profits or losses of the equity investees are recorded in “share of results of equity investees” in our consolidated statements of operations and comprehensive income/(loss) and our share of post-acquisition movements are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. We record our share of the results of equity investments in publicly listed companies and certain privately held companies on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds our interest in the equity investee, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee, or we hold other investments in the equity investee.

We continually review our investment in equity investees under equity method to determine whether a decline in value of the investment has occurred that is other-than-temporary. The primary factors we consider are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to its fair value.
Our equity investments without readily determinable fair values, which we do not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update (“ASU”)
2016-01
(the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in Other expenses, net in the Combined and Consolidated Statements of Comprehensive Income (Loss). We make assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. We recognize an impairment loss equal to the difference between the carrying value and fair value in Other expenses, net in the Combined and Consolidated Statements of Comprehensive Income (Loss) if there is any.
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
The following table disaggregates our revenue by major type for the years ended December 31, 2018, 2019 and 2020:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Live streaming	3,147,196,247	6,617,291,032	8,852,225,839	1,356,662,964
Advertisement	342,169,195	513,265,806	645,227,128	98,885,384
Other	165,017,684	152,673,415	104,420,970	16,003,213

Total	3,654,383,126	7,283,230,253	9,601,873,937	1,471,551,561

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
Advertisement
We generate advertisement revenues from rendering of various forms of advertisement services and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on our platforms are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. We provide sales incentives in the forms of discounts and rebates to advertisers or advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the advertisers or agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience. For the years ended December 31, 2018, 2019 and 2020, the rebates recorded by us were RMB44.4 million, RMB 64.3 million and RMB75.5 million, respectively.
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
We account for uncertainty in income taxes recognized in the combined and consolidated financial statements by applying a two-step
process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not
to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the combined and consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020.
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
On April 1, 2018, pursuant to a board of director resolution, 2,098,069 RSUs corresponding to 2,098,069 ordinary shares were granted to certain employees, directors and officers for zero cash subscription, of which 923,250 RSUs corresponding to 923,250 ordinary shares remain outstanding as of March 31, 2021. The RSUs are vested by equal instalment for 36 months upon our initial public offering.
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
For details, please refer to Note 14 to the combined and consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 included elsewhere in this annual report.
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
The following table sets forth the fair value of our ordinary shares/paid in capital estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Fair Value per share/ paid in capital	DLOM	Discount Rate	Type of valuation	Purpose of valuation
December 30, 2014	18.65	23.5%	25.0%	Discounted cash flow method	Fair value of restricted paid in capital in connection of share based compensation
February 3, 2016	81.47	23.0%	22.0%	Discounted cash flow method	Fair value of paid in capital in connection of deemed dividend related to Series B Preferred Equity
August 8, 2016	128.33	22.0%	21.5%	Discounted cash flow method	Fair value of paid in capital in connection of deemed dividend related to Series C Preferred Equity
April 1, 2018	274.51	10.5%	19.0%	Discounted cash flow method	Fair value of restricted share units granted in connection of share based compensation
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
Recently issued accounting pronouncements

In February 2016, the FASB issued ASU
2016-02,
“Leases (Topic 842)”, which introduces a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. In July 2018, the FASB issued ASU
2018-11,
and provided another transition approach by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group adopted the new lease standard beginning January 1, 2020 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. Adoption of the standard resulted in recognition of additional ROU assets and lease liabilities by approximately RMB100 million and RMB81 million as of January 1, 2020, respectively.
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. On January 1, 2020, the Group adopted ASU
2016-13
and The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements.
In December 2019, the FASB issued ASU
2019-12,
“Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Group does not expect any material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.
In January 2020, the FASB issued ASU
No. 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU
2020-01”),
which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU
2020-01
could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Group does not expect any material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard .
Non-GAAP
Financial Measure
To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP
financial measures to understand and evaluate our core operating performance: adjusted operating income (loss), which is calculated as operating income (loss) adjusted for share-based compensation expenses; adjusted net income (loss), which is calculated as net loss adjusted for shared-based compensation expenses, share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments; adjusted net income (loss) attributable to DouYu, which is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments; and adjusted basic and diluted net income per ordinary shares, which is the non-GAAP
net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP
basic and diluted net income per ordinary share. The
non-GAAP
financial measures are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP
financial measures to the most directly comparable GAAP financial measures. As non-GAAP
financial measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP
financial measures as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

The table below sets forth a reconciliation from the GAAP measures to the non-GAAP
measures for the years indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions, excepts for shares, ADSs, per share and per ADS data)
Operating income (loss)	(859.1)	(131.7)	262.1	40.2
Add:
Share-based compensation expenses	35.4	290.8	142.1	21.8

Adjusted operating income (loss)	(823.7)	159.1	404.2	62.0

Net income (loss)	(876.3)	33.3	404.7	62.0
Add:
Share-based compensation expenses	35.4	290.8	142.1	21.8
Share of (income) loss in equity method investments	7.2	3.3	(1.3)	(0.2)
Gain on disposal of subsidiary	—	—	(23.4)	(3.6)
Impairment losses and fair value adjustments on investments	15.2	19.0	19.5	3.0

Adjusted net income (loss)	(818.5)	346.4	541.6	83.0

Net income (loss) attributable to DouYu	(876.3)	39.8	485.5	74.4
Add:
Share-based compensation expenses	35.4	290.8	142.1	21.8
Share of income (loss) in equity method investments	7.2	3.3	(1.3)	(0.2)
Gain on disposal of subsidiary	—	—	(23.4)	(3.6)
Impairment losses and fair value adjustments on investments	15.2	19.0	19.5	3.0

Adjusted net income (loss) attributable to DouYu	(818.5)	352.9	622.4	95.4

Adjusted net income (loss) per ordinary share
Basic	(101.7)	17.58	19.47	2.98
Diluted	(101.7)	11.74	19.47	2.98
Adjusted net income (loss) per ADS
Basic	—	1.76	1.95	0.30
Diluted	—	1.17	1.95	0.30
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ordinary share
Basic	8,115,160	19,254,661	31,963,526	31,963,526
Diluted	8,115,160	31,442,931	33,012,682	33,012,682
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ADS
Basic	—	192,546,612	319,635,264	319,635,264
Diluted	—	314,429,306	330,126,823	330,126,823

5.B. Liquidity and Capital Resources
Liquidity and Capital Resources
Cash flows and working capital
Our principal sources of liquidity have been cash generated from our operations and contributions from our shareholders. As of December 31, 2020, we had RMB5,279.9 million (US$809.2 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and time deposits placed with banks with maturities of three months or less and money market funds stated at cost plus accrued interest.
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

The following table presents the summary of our combined and consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by (used in) operating activities	(337.6)	813.2	667.6	102.3
Net cash used in investing activities	(265.0)	(246.3)	(2,612.6)	(400.4)
Net cash provided by (used in) financing activities	5,280.1	1,896.3	(479.2)	(73.4)
Effect of foreign exchange rate changes on cash and cash equivalents	345.1	109.5	(418.9)	(64.2)
Net increase in cash and cash equivalents	5,022.6	2,572.7	(2,843.1)	(435.7)

Cash, cash equivalents and restricted cash at the beginning of the year	539.6	5,562.2	8,134.9	1,246.7

Cash, cash equivalents and restricted cash at the end of the year	5,562.2	8,134.9	5,291.8	811.0

Operating activities
Net cash provided by operating activities was RMB667.6 million (US$102.3 million) in 2020. The difference between our net cash from operating activities and our net income of RMB404.7 million (US$62.0 million) was due to recognization of share-based compensation of RMB142.1 million (US$21.8 million) in 2020, increase in accounts payables of RMB96.4 million (US$14.8 million), and increase in amortization of intangible assets of RMB89.8 million (US$13.8 million), partially offset by increase in amounts due to related parties of RMB75.2 million (US$11.5 million).
Net cash provided by operating activities was RMB813.2 million in 2019. The difference between our net cash from operating activities and our net income of RMB33.3 million was due to the recognization of share-based compensation of RMB290.8 million in 2019, increase in deferred revenue of RMB130.0 million, increase in accounts payable of RMB86.4 million, decrease in prepayments of RMB85.5 million and increase in amounts due to related parties of RMB65.5 million, partially offset by increase in accounts receivable of RMB69.5 million. The share-based compensation were recognized following our IPO in July 2019. The increase in accounts payable, amount due to related parties were mainly driven by growth in live streaming revenue, which contributed to more revenue sharing fee payables to our streamers or talent agencies. The increase in account receivables was primarily attributable to the increase in receivables generated from our customers such as advertisers, which was in line with our business growth. The decrease in prepayments was mainly due to our declining prepayments to exclusive top streamers as a result of industry-wide rationalization of their sign-up
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

Investing activities
Net cash used in investing activities was RMB2,612.6 million (US$400.4 million) in 2020 primarily due to payment for investments of RMB276.3 million (US$42.3 million), purchases of long-term investments of RMB220.0 million (US$33.7 million), purchases of intangible assets of RMB63.2 million (US$9.7 million), partially offset by proceeds from disposal of long-term investments of RMB120.0 million (US$18.4 million).
Net cash used in investing activities was RMB246.3 million in 2019 primarily due to payment for investments of RMB114.6 million, purchase of intangible assets of RMB105.9 million, purchase of property and equipment of RMB16.0 million and payment for acquisition of subsidiary, net of cash acquired, of RMB11.0 million, partially offset by proceeds on disposal of investment in associate of RMB1.0 million.
Net cash used in investing activities was RMB265.0 million in 2018 primarily due to payment for investments of RMB92.5 million, purchase of intangible assets of RMB83.2 million, payment for acquisition of subsidiary, net of cash acquired, of RMB58.0 million and purchase of property and equipment of RMB32.8 million, partially offset by proceeds on disposal of intangible assets of RMB1.5 million.
Financing activities
Net cash used in financing activities was RMB479.2 million (US$73.4 million) in 2020 primarily due to repurchase of ordinary shares of RMB579.8 million (US$88.9 million), partially offset by proceeds from capital contribution from noncontrolling interest shareholder of RMB105.1 million (US$16.1 million).
Net cash provided by financing activities was RMB1,896.3 million in 2019 primarily due to proceeds of RMB3,422.5 million received on issuance of ordinary shares upon our completion of IPO in July 2019, partially offset by repurchase of shares under a share repurchase program authorized by our board of directors of RMB115.3 million in December 2019.
Net cash provided by financing activities was RMB5,280.1 million in 2018 primarily due to (i) our completion of series E financing in March 2018, and (ii) the additional capital injection from one of our shareholders in connection with our reorganization.
Capital Expenditures
We made capital expenditures of RMB116.0 million, RMB122.0 million and RMB82.1 million (US$12.6 million) in 2018, 2019 and 2020, respectively. In these years, our capital expenditures were mainly used for purchases of, intangible assets such as agency contract rights and computer software, and plant and equipment such as servers and computers. We will continue to make capital expenditures to meet the expected growth of our business. As of December 31, 2020, we did not have significant capital commitments.
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
5.D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.
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
5.F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Years Ending
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in millions)
Lease obligation (1)	56.5	39.7	16.8	—	—

Note:
(1)	Lease obligation represents our future minimum lease payments under non-cancelable operating leases agreements.

5.G. Safe harbor
See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaojie Chen	37	Founder, Chief Executive Officer, Director
Wenming Zhang	36	Co-founder, Co-Chief Executive Officer, Director
Chao Cheng	30	Chief Operational Officer
Mingming Su	36	Chief Strategy Officer, Director
Hao Cao	41	Vice President, Director
Song Zhou	42	Director
Haiyang Yu	38	Director
Xi Cao	36	Independent Director
Zhaoming Chen	38	Independent Director
Xuehai Wang	46	Independent Director
Zhi Yan	48	Independent Director
Shaojie Chen
is our founder. Mr. Chen has served as our director and chief executive officer since May 2014. Mr. Chen was the founder of Shenzhen Zhangmenren Network Technology Co., Ltd. and served as its general manager from May 2008 to March 2010. He was also the founder of
Acfun
, an online video platform in China and served as its chief executive officer from March 2010 to March 2012. Mr. Chen joined Tsinghua SEM Entrepreneur Fellows Program in September 2020. Mr. Chen graduated from Shandong Youth University of Political Science in July 2007 majoring in computer science. Mr. Chen also completed the chief executive officer series courses (CKGSB CEO Program) in Cheung Kong Graduate School of Business in November 2018.
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
Zhaoming Chen
has served as our director since July 2019. Mr. Chen has served as the chief financial officer of Dada Nexus Limited, a leading platform of local on-demand
retail and delivery in China, from December 2018. Prior to that, Mr. Chen was the chief financial officer of Baozun Inc. (NASDAQ: BZUN), the leading brand
e-commerce
service partner in China from December 2012 to November 2018. Mr. Chen also served as the financial controller at LaShou Group Inc., an online social commerce company in China from 2011 to 2012 and an audit manager at Deloitte Touche Tohmatsu Certified Public Accountants LLP from 2004 to 2011. Mr. Chen obtained his bachelor’s degree in economics from Fudan University in 2004. He is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.
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

6.B. Compensation
Compensation
For the fiscal year ended December 31, 2020, we paid an aggregate of RMB29.0 million (US$4.4 million) in cash to our directors and executive officers, and we paid an aggregate of RMB4.4 million (US$0.7 million) cash compensation to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”
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
DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme
We adopted a restricted share unit scheme in April 2018 which was amended and restated in April 2019, or the Amended and Restated 2018 RSU Scheme. The purpose of the Amended and Restated 2018 RSU Scheme is to recognize and reward suitable personnel for their contribution to our Company, to attract suitable personnel, and to provide incentives to them to remain with and further contribute to our Company. Under the Amended and Restated 2018 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 2,106,321 ordinary shares. As of March 31, 2021, a total of 2,079,360 RSUs corresponding to 2,079,360 ordinary shares were granted and not forfeited under the Amended and Restated 2018 RSU Scheme. The RSUs are vested by equal installment for 36 months upon our initial public offering in July 2019. As of March 31, 2021, 1,156,110 RSUs corresponding to 1,156,110 ordinary shares have vested.
We issued 2,106,321 ordinary shares to Douyu Employees Limited for the purpose of transferring such shares to the plan participants according to the RSUs issued or to be issued to them under our Amended and Restated 2018 RSU Scheme adopted in April 2018. Douyu Employees Limited is an exempted company incorporated in the Cayman Islands and acts according to the Amended and Restated 2018 RSU Scheme and the trust deed entered into by and between the our company and Maples Trustee Services (Cayman) Limited on May 16, 2018. As of March 31, 2021, 1,156,110 RSUs corresponding to 1,156,110 ordinary shares out of such 2,106,321 ordinary shares have become vested. Douyu Employees Limited has waived its rights associated with the remaining 950,211 of such ordinary shares, including voting rights and dividend rights before the corresponding RSUs vest pursuant to the vesting schedule.
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
Amendment of the Amended and Restated 2018 RSU Scheme.
The Amended and Restated 2018 RSU Scheme may be altered, amended or waived in any respect by the board, provided that
, such alteration, amendment or waiver shall not affect any subsisting rights of any grantee thereunder.
Term of the Amended and Restated 2018 RSU Scheme.
The Amended and Restated 2018 RSU Scheme shall remain valid and effective until the 10th anniversary date of the date if was adopted.
Termination of the Amended and Restated 2018 RSU Scheme.
The Amended and Restated 2018 RSU Scheme may be terminated at any time prior to the expiry of its term by the board, provided that
, such termination shall not affect any subsisting rights of any grantee thereunder.
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

As of March 31, 2021, other grantees under the Amended and Restated 2018 RSU Scheme as a group held 159,040 RSUs.
In accordance with the Merger Agreement, each award of restricted share units (“DouYu RSU Award”) granted pursuant to the Amended and Restated Restricted Share Unit Scheme of DouYu (the “DouYu Restricted Share Unit Scheme”) that is outstanding and unvested and held directly by the applicable grantee immediately prior to the Effective Time shall be assumed by Huya and converted into a restricted share unit award (an “Assumed RSU Award”) with respect to a number of Huya Class A shares equal to the product obtained by multiplying (i) the applicable number of DouYu shares subject to such DouYu RSU Award immediately prior to the Effective Time by (ii) 7.30, rounded to the nearest whole share. Each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding DouYu RSU Award immediately prior to the Effective Time (taking into account any changes thereto by reason of the Merger Agreement or the Merger), except for changes made as appropriate to effectuate the administration of the Assumed RSU Awards and certain other changes agreed by DouYu. Each DouYu RSU Award that is outstanding and vested and held directly by the applicable grantee immediately prior to the Effective Time shall be canceled in exchange for the right to receive a number of Huya Class A shares equal to the product obtained by multiplying (i) the applicable number of DouYu shares subject to such DouYu RSU Award immediately prior to the Effective Time by (ii) 7.30, rounded to the nearest whole share.
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
The directors and officers upon completion of the merger are set forth in the section “The Merger Agreement and Plan of Merger—Memorandum and Articles of Association; Directors and Officers of the Surviving Company,” as set forth in the Proxy Statement/Prospectus in the Registration Statement on Form
F-4,
as amended, filed by Huya with SEC on November 10, 2020.

Committees of the board of directors
We have established the following committees in our board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. The committees operate in accordance with terms of reference established by our board of directors.
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
6.D. Employees
We had 1,877 employees as of December 31, 2020, and substantially all of our employees were based in China.
The following table sets forth a breakdown of our employees by function as of December 31, 2020:

	Number of Employees	Percentage
Operation and products	362	19.3%
Research and development	814	43.3%
Sales and marketing	153	8.2%
General and administration	548	29.2%
Total	1,877	100.0%
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
6.E. Share Ownership
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 32,440,979 ordinary shares issued and outstanding as of March 31, 2021.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The table below excludes 950,211 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme, which has waived its rights associated with these 950,211 ordinary shares, including voting rights and dividend rights, before the corresponding RSUs vest pursuant to the vesting schedule, except when calculating the number of shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after the date of this annual report.

	Ordinary Shares
Directors and Executive Officers†	Number		Percentage of total ordinary shares		Percentage of aggregate voting power ***
Shaojie Chen (1)	4,885,716		15.0		15.0
Wenming Zhang (2)	581,631		1.8		1.8
Chao Cheng		*		*		*
Mingming Su		*		*		*
Hao Cao		*		*		*
Song Zhou	—		—		—
Haiyang Yu	—		—		—
Xi Cao	—		—		—
Zhaoming Chen	—		—		—
Xuehai Wang	—		—		—
Zhi Yan	—		—		—
All Directors and Executive Officers as a Group	5,514,005		16.9		16.9

Principal Shareholders:
Nectarine Investment Limited (3)	12,068,104		37.2		37.2
Warrior Ace Holding Limited (4)	4,806,254		14.8		14.8

Notes:
*	Less than 1% of our total outstanding shares.
**
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 32,440,979, being the number of ordinary shares outstanding as of March 31, 2021, excluding 950,211 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme, which has waived its rights associated with these 950,211 ordinary shares, including voting rights and dividend rights, before the corresponding RSUs vest pursuant to the vesting schedule, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after the date of this annual report.

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

(1)
The number of ordinary shares beneficially owned represents (i) 4,806,254 ordinary shares held by Mr. Chen through Warrior Ace Holding Limited, or Warrior Ace. On August 13, 2020, Nectarine and Mr. Chen entered into an agreement (the “Share Transfer Agreement”) where Mr. Chen would sell 3,703,704 ordinary shares through Warrior Ace to Nectarine for an aggregate consideration of US$500,000,040, with such sale to close immediately before the closing of the merger between DouYu and Huya. Upon the consummation of the sale contemplated under the Share Transfer Agreement, Warrior Ace will hold 1,102,550 ordinary shares on behalf of Mr. Shaojie Chen, excluding any ordinary share underlying the RSUs granted to Mr. Chen which will become vested before the consummation of the sale; and (ii) 79,462 ordinary shares underlying the RSUs we granted to Mr. Chen under our Amended and Restated 2018 RSU Scheme, which will vest within 60 days after the date of this annual report. In accordance with the Merger Agreement, all of the outstanding and unvested RSUs of DouYu held by Mr. Shaojie Chen as of the Proxy Mailing Date will become fully vested before the Effective Time, subject to certain conditions including the entry into a lockup undertaking and a securities account monitoring agreement. Warrior Ace is an exempted company incorporated with limited liability under the laws of the British Virgin Islands wholly-owned by Mr. Chen. The registered address of Warrior Ace is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Warrior Ace is beneficially owned and controlled by Mr. Chen.

(2)
The number of ordinary shares beneficially owned represents (i) 564,229 ordinary shares held by Mr. Zhang through Starry Zone Investments Limited, or Starry Zone; and (ii) 17,402 ordinary shares underlying the RSUs we granted to Mr. Zhang under our Amended and Restated 2018 RSU Scheme, which will vest within 60 days after the date of this annual report. Starry Zone is an exempted company incorporated with limited liability under the laws of the British Virgin Islands wholly-owned by Mr. Zhang. The registered address of Starry Zone is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Starry Zone is beneficially owned and controlled by Mr. Zhang.

(3)
Represents 12,068,104 ordinary shares held by Nectarine, an exempted company incorporated with limited liability under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent, according to the Schedule 13D filed jointly by Tencent and Nectarine with the SEC on October 14, 2020. Tencent is a Cayman Islands exempted company listed on the Main Board of the Hong Kong Stock Exchange. The principal business address of Nectarine is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Pursuant to the Share Transfer Agreement, Mr. Chen would sell 3,703,704 ordinary shares through Warrior Ace to Nectarine for an aggregate consideration of US$500,000,040, with such sale to close immediately before the closing of the merger between DouYu and Huya.

(4)	Represents 4,806,254 ordinary shares beneficially owned by Mr. Chen, our chief executive officer and director, as set forth in note (1) above.
To our knowledge, as of March 31, 2021, a total of 15,134,495 ordinary shares are held by one record holder in the United States, representing approximately 46.7% of our total outstanding shares. The holder is JPMorgan Chase Bank, N.A., the depositary of our ADS program.
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

7.B. Related Party Transactions
Transactions with Tencent
In 2018, 2019 and 2020, we provided services to Tencent’s PRC affiliated entities in relation to advertisements, game distribution and promotional activities on our platform for the total amount of approximately RMB50.8 million, RMB29.3 million and RMB9.0 million (US$1.4 million) in fees, respectively. As of December 31, 2020, we had an amount of approximately RMB9.0 million (US$1.4 million) due from certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services we provided to them.
In 2018, 2019 and 2020, Tencent provided services to us through its PRC affiliated entities in relation to CDN, P2P streaming technologies, online payment and website technology support and licensed certain copyrights to us for the total amount of approximately RMB387.7 million, RMB377.6 million and RMB330.6 million (US$50.7 million) in fees, respectively. As of December 31, 2020, we had an amount of approximately RMB201.6 million (US$30.9 million) due to certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services and copyrights they provided to us.
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
In 2018, 2019 and 2020, we received live streaming revenue and other revenue from the equity method investee talent agencies of RMB25.2 million, RMB78.9 million and RMB23.9 million (US$3.7 million), respectively. In 2018, 2019 and 2020, we paid revenue sharing fees and content costs of RMB229.9 million, RMB715.5 million and RMB435.5 million (US$66.7 million), respectively, to the equity method investee talent agencies. For details, please refer to Note 16 to the combined and consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 included elsewhere in this annual report.
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
In March and April 2020, we and certain of our current and former officers and directors were also named as defendants in several putative securities class actions filed in state and federal courts alleging that we made material misstatements and omissions in our IPO registration statement. The cases allege claims under the Securities Act. The actions have been transferred and consolidated into the two pending actions:
In re Douyu Int’l Holdings Ltd. Secs. Litig.
, Index No. 651703/2020 (Sup. Ct. N.Y. Cty.) (the “Consolidated State Court Action”), and
 In re Douyu Int’l Holdings Ltd. Secs. Litig.
, 20-cv-7234
(S.D.N.Y.) (the “Consolidated Federal Court Action”).
We filed a motion to dismiss the Consolidated State Court Action on August 14, 2020. The plaintiffs filed an opposition to motion to dismiss on September 29, 2020, and we filed a reply to opposition on October 20, 2020. On March 16, 2021, the court issued an order denying the motion to dismiss.
In the Consolidated Federal Court Action, an Amended Class Action Complaint was filed on December 24, 2020. Pursuant to the individual practices of the judge presiding over the Federal Court Action, on February 19, 2021, we filed a letter requesting a pre-motion
conference with the federal court regarding our anticipated motion to dismiss. Plaintiffs responded to the letter by seeking leave to file a second amended complaint, which was granted by the federal court on March 15, 2021. Plaintiff filed a second amended complaint on April 2, 2021.
We will have to defend against the putative securities class action lawsuits, as applicable, including any appeals of such lawsuits should its initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that its initial defense of the lawsuits is unsuccessful, we cannot assure you that we will prevail in any appeal. Any adverse outcome of the case, including any plaintiff’s appeal of a judgment in the lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows, and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations,
all of which could harm our business.

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
10.A. Share Capital
Not applicable.
10.B. Memorandum and Articles of Association
We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.
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
Upon completion of the Merger, our Memorandum and Artiles of Association will be amended. For further details, please see “The Merger Agreement and Plan of Merger—Memorandum and Articles of Association; Directors and Officers of the Surviving Company,” as set forth in the Porxy Statement/Prospectus in the Registration Statement on Form
F-4,
as amended, filed by Huya with SEC on November 10, 2020.
The following are summaries of material provisions of our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.
According to Clause 3 of our Fourth Amended and Restated Memorandum and Articles of Association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.
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
Dividends
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights
In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.
A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third
of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Fourth Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third
of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Fourth Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.
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
Redemption, Repurchase and Surrender of Ordinary Shares
We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our Fourth Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
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
Inspection of Books and Records
Holders of our ordinary shares have no general right under the Companies Act to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

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
Exempted Company
We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
10.C. Material Contracts
The following is a summary of each contract (not being a contract entered into in the ordinary course of business, or otherwise described in this annual report) that has been entered into: (a) within the two years immediately preceding the date of this Form
20-F
which are, or may be, material to us; or (b) at any time which contain obligations or entitlements which is, or may be, material to us as at the date of this Form
20-F:
Merger Agreement and Plan of Merger
For the summary of the Merger Agreement and Plan of Merger, please see “The Merger Agreement and Plan of Merger” as set forth in the Porxy Statement/Prospectus in the Registration Statement on Form
F-4,
as amended, filed by Huya with SEC on November 10, 2020.
10.D. Exchange Controls
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
People’s Republic of China Taxation
Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, Han Kun Law Offices, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of regarding the determination on residence status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes even if the standards for “de facto management body” prescribed in SAT Circular 82 are applicable to us. For similar reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC
enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC
individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC
shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”
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
Passive Foreign Investment Company Rules
In general, a
non-U.S.
corporation is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a generally passive asset for these purposes. Goodwill is generally characterized as a non-passive
or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The value of the goodwill may be determined in large part by reference to the average market capitalization of the
non-U.S.
corporation.
Based on the composition of our income and assets and the estimated value of our assets, including goodwill, we believe that we were not a PFIC for our 2020 taxable year. However, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as a non-passive
asset is not entirely clear. Furthermore, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, and such status cannot be determined until after the end of the relevant taxable year. While we continue to hold a substantial amount of cash, our PFIC status for any taxable year will depend primarily on the average value of our goodwill during that year. Because the value of our goodwill may be determined in large part by reference to our market capitalization, which has been and may continue to be volatile, there is a risk (which, depending on the market price of our ADSs from time to time, could be significant) that we will be a PFIC for 2021 or any other taxable year. Because our PFIC status for 2021 or any future taxable year could depend on market conditions, which have been and may continue to be unstable, we cannot express an expectation as to our PFIC status for any such year. U.S. Holders should be aware that our PFIC status for any taxable year could affect the U.S. federal income tax consequence to them of our merger with Huya, as described in the relevant risk factor included in the Registration Statement filed by Huya with the SEC on November 10, 2020, which is incorporated herein by reference.

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
Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs could make a mark-to-market
election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis
quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder made the mark-to-market
election, the U.S. Holder generally would recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election). If a U.S. Holder made the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we were a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election, with any excess treated as capital loss). If a U.S. Holder made the mark-to-market
election, distributions paid on ADSs would be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). If we were a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market
election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market
election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market
election will likely not be available.
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
(File Number
333-235862)
to register our securities to be issued under our DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme. In connection to the Merger, Huya filed with the SEC the Registration Statement on Form
F-4
(File Number
333-250016),
which includes a preliminary prospectus of Huya relating to the Huya shares to be offered as consideration in the Merger and which also functions as a proxy statement of DouYu under Cayman Islands law in relation to the extraordinary general meeting of shareholders of DouYu, at which shareholders of DouYu will be asked to approve the Merger Agreement, the Plan of Merger and the Merger.
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
As of December 31, 2020, we had U.S. dollar-denominated cash and cash equivalents of US$700.7 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2020 would result in a decrease of RMB457.2 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2020 would result in an increase of RMB457.2 million in cash and cash equivalents.
Inflation risk
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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
Payments by Depositary
In 2020, excluding withholding tax, we did not receive cash payment from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program.
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
For the period from the effective date of the registration statement on Form
F-1
was declared effective to December 31, 2020, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering totaled approximately US$27.2 million, which included US$23.4 million for underwriting discounts and commissions and US$3.8 million for net expenses. None of the transaction expenses included director or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$489.4 million from our initial public offering.
For the period from the effective date of the registration statement on Form
F-1
to December 31, 2020, we used US$83.2 million of the net proceeds received from our initial public offering primarily for overseas expansion. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form
F-1.
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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. As required by Rule
13a-15(c)
of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page
F-4
of this annual report.
Changes in Internal Control over Financial Reporting
The material weakness that was identified in connection with the audits of our financial statements for the years ended December 31, 2018 and 2019 has been fully remediated and no material weakness was identified in the course of evaluations or audits, as applicable, of the effectiveness of our internal control over financial reporting as of December 31, 2020.
The material weakness identified as of December 31, 2019 related to our lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements has been fully remediated as of the date of this annual report, and no material weakness was identified in the evaluation or audit, as applicable, of the effectiveness of our internal control over financial reporting as of December 31, 2020.
We have implemented a number of measures to remediate the material weakness that has been identified in connection with the audits of our combined and consolidated financial statements for the year ended December 31, 2019. These measures include the followings:

•
We have developed and implemented a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including a systematic accounting manual for U.S. GAAP and financial closing process;

•	We have enhanced our U.S. GAAP expertise;

•	We have hired new finance team members with U.S. GAAP qualifications to strengthen our U.S. GAAP reporting framework; and

•	We have participated in trainings and seminars provided by professional services firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates.

•	We have provided internal training to our current accounting team on U.S. GAAP knowledge.
Other than those disclosed above, there were no significant changes in our internal controls over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

	Year Ended December 31,
Services	2018	2019	2020
	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	7,445	6,899	8,483
Audit-Related Fees (2)	1,810	—	1,958
Tax Fees (3)	4,100	89	2,175

Total	13,355	6,988	12,616

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
On December 20, 2019, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$100.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on December 20, 2019 (the “Share Repurchase Program”). The Share Repurchase Program was concluded in February 2020. The Company’s share repurchases may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule
10b-18
and Rule
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

ITEM 16.H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of DouYu International Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.4	Shareholders Agreement dated May 29, 2018 among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated by reference to Exhibit 4.4 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 28, 2020)

4.1	DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.2	DouYu International Holdings Limited 2019 Share lncentive Plan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.5	Series E Preferred Share Purchase Agreement dated March 8, 2018 among the Registrant, Nectarine Investment Limited and other parties named therein (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.6	Share Purchase Agreement dated May 14, 2018 among the Registrant, SCC Growth IV 2018-D, L.P., SCC Growth IV 2018-F, L.P., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P. and other parties named therein (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.7	English translation of the amended and restated strategic cooperation framework memorandum between the respective PRC affiliated entities of the Registrant and Tencent, effective April 1, 2019 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.8	English translation of the amended share pledge agreements entered into on January 10, 2019 by and among Douyu Yule, Wuhan Douyu and Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.9	English translation of the share pledge agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.10	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.11	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.12	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Lanyue Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.13	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Douyu Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.14	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.15	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.16	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.17	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Suzhou Industrial Park Yuanhe Nanshan Equity Investment Partnership, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.18	English translation of the share pledge agreement entered into on May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.19*	English translation of the amended exclusive option agreement entered into on July 25, 2020, by and among Douyu Yule, Wuhan Douyu and Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu

4.20	English translation of the exclusive option agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.20 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.21	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.21 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.22	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.23	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Lanyue Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.23 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.24	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Douyu Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.24 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.25	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.25 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.26	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.26 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.27	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.27 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.28	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Suzhou Industrial Park Yuanhe Nanshan Equity Investment Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.28 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.29	English translation of the exclusive option agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.29 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.30	English translation of exclusive business cooperation agreement dated May 14, 2018 by and between Douyu Yule and Wuhan Douyu (incorporated by reference to Exhibit 10.30 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.31	English translation of the exclusive business operation agreement dated May 29, 2018 by and between Douyu Yule and Wuhan Ouyue (incorporated by reference to Exhibit 10.31 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.32*	English translation of amended powers of attorney dated July 25, 2020, issued by Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu

4.33	English translation of powers of attorney dated May 8, 2018 issued by Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.33 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.34	English translation of powers of attorney dated May 14, 2018 issued by Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.34 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.35	English translation of powers of attorney dated May 14, 2018 issued by Beijing Fengye Equity Investment Centre (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.35 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.36	English translation of powers of attorney dated May 14, 2018 issued by Nanshan Lanyue Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.36 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.37	English translation of powers of attorney dated May 14, 2018 issued by Nanshan Douyu Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.37 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.38	English translation of powers of attorney dated May 14, 2018 issued by Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.38 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.39	English translation of powers of attorney dated May 14, 2018 issued by Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.39 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.40	English translation of powers of attorney dated May 14, 2018 issued by Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.40 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.41	English translation of powers of attorney dated May 14, 2018 issued by Suzhou Industrial Park Yuanhe Nanshan Equity Investment Partnership, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.41 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.42	English translation of powers of attorney dated May 29, 2018 issued by Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.42 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.43*	English translations of amended consent letter dated July 25, 2020, executed by the spouse of Mr. Shaojie Chen, one of the individual shareholders of Wuhan Douyu

4.44	English translations of consent letter dated May 8, 2018 executed by the spouse of Mr. Wenming Zhang, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.44 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.45	English translations of consent letter dated May 14, 2018 executed by the spouse of Mr. Dongqing Cai, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.45 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.46	English translations of consent letter dated May 29, 2018 executed by the spouse of Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.46 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.47	Merger Agreement and Plan of Merger, dated as of October 12, 2020, by and among Huya, Merger Sub, DouYu and Tencent (incorporated herein by reference to Annex A to the proxy statement/prospectus included in the Registration Statement on Form F-4 (File Number 333-250016), as amended, filed by Huya with the SEC on November 10, 2020)

4.48	Voting Agreement, dated as of October 12, 2020, by and among Mr. Shaojie Chen, Huya, Tencent and DouYu (incorporated herein by reference to Annex C to the proxy statement/prospectus included in the Registration Statement on Form F-4 (File Number 333-250016), as amended, filed by Huya with the SEC on November 10, 2020)

4.49	Voting Agreement, dated as of October 12, 2020, by and among Mr. Wenming Zhang, Huya, Tencent and DouYu (incorporated herein by reference to Annex D to the proxy statement/prospectus included in the Registration Statement on Form F-4 (File Number 333-250016), as amended, filed by Huya with the SEC on November 10, 2020)

8.1	Significant subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DouYu International Holdings Limited

By:	/s/ Shaojie Chen
	Name:	Shaojie Chen
	Title:	Chief Executive Officer and Director
Date: April 30, 2021

DOUYU INTERNATIONAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of DouYu International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of DouYu International Holdings Limited, its variable interest entities and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related combined and consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Convenience Translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the combined and consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases due to the adoption of Financial Accounting Standards Board Accounting Standards Update 2016-02, Leases (Topic 842). This change has been applied on a modified retrospective basis effective on January 1, 2020.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Investments – Impairment on Investments - Refer to Notes 2.15 and 7 to the financial statements
Critical Audit Matter Description
The Company holds equity method investments and investments in equity securities without readily determinable fair values which amounted to RMB500,658,570 as of December 31, 2020, in the aggregate. During the year ended December 31, 2020, impairment losses totaling RMB28,088,491 had been recognized against these investments.
We identified the impairment assessments of equity securities without readily determinable fair values and equity method investments as critical audit matters because of the significant judgments made by management to identify impairment indicators and to estimate the fair value of these investments in order to determine the amount of impairment, if any, that should be recorded against the investments’ carrying amounts. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s significant judgments.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures relating to the impairment on investments included the following, among others:

•
We tested the effectiveness of the internal controls which address risks of material misstatement with respect to management’s assessment of whether or not impairment indicators are present, and if so the estimated value of these investments and conclusions as to whether or not an impairment has occurred.

•	We tested management’s evaluation of impairment for investments accounted for as equity securities without readily determinable fair value and equity method investments by:

•
evaluating the appropriateness of the indicators used by management to assess for impairment, and testing management’s evaluation of whether indicators of impairment existed by considering both quantitative and qualitatively factors.

•
testing the appropriateness of the valuation methodology and assumptions used in the fair value calculations of potentially impaired investments including whether the valuation methodology used is an acceptable method to value such investment and whether the assumptions and projections used by management are reasonable and supportable.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China
April 30, 2021
We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of DouYu International Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of DouYu International Holdings Limited, its variable interest entities and its subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the combined and consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 30, 2021, expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding to (1) the convenience translation of Renminbi amounts into United States dollar amounts and (2) the Company’s adoption of FASB Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) and related ASUs.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China
April 30, 2021

DOUYU INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2020
	RMB	RMB	US$ ( Note 2.6 )
ASSETS
Current assets:
Cash and cash equivalents	8,091,990,270	5,279,902,398	809,180,444
Restricted cash	42,902,719	11,875,079	1,819,935
Short-term bank deposits	—	2,230,229,000	341,797,548
Accounts receivable, net of allowance of RMB15,834,902 and RMB 12,573,550 as of December 31, 2019 and December 31, 2020, respectively	188,099,873	199,744,129	30,612,127
Prepayments	50,304,112	66,257,313	10,154,377
Amount s due from related parties	24,043,850	9,045,078	1,386,219
Other current assets	204,309,593	236,704,095	36,276,490

Total current assets	8,601,650,417	8,033,757,092	1,231,227,140
Property and equipment, net	38,909,465	37,791,688	5,791,830
Intangible assets, net	198,056,841	141,671,881	21,712,166
Long-term bank deposits	—	100,000,000	15,325,670
Investments	225,533,885	500,658,570	76,729,283
Goodwill	30,972,888	12,932,564	1,982,002
Right-of-use assets	—	62,141,054	9,523,533
Other non-current assets	8,546,843	19,004,481	2,912,564

TOTAL ASSETS	9,103,670,339	8,907,957,330	1,365,204,188

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities: (including amounts of the consolidated VIEs without recourse to DouYu International Holdings Limited. See Note 2.2)
Accounts payable	890,038,953	986,073,111	151,122,316
Advances from customers	17,134,532	10,910,989	1,672,182
Deferred revenue	195,982,486	242,013,205	37,090,146
Accrued expenses and other current liabilities	392,347,124	384,040,820	58,856,831
Amount due to related parties	298,733,022	223,524,929	34,256,694
Lease liabilities due within one year	—	36,280,773	5,560,272

Total current liabilities	1,794,236,117	1,882,843,827	288,558,441
Lease liabilities	—	16,951,948	2,598,000
Deferred revenue	46,070,348	30,778,568	4,717,022

TOTAL LIABILITIES	1,840,306,465	1,930,574,343	295,873,463

Commitments and contingencies (Note 20 )
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 500,000,000 shares authorized, 34,568,689 shares issued and 32,751,819 shares outstanding as of December 31, 2019 and 34,568,689 shares issued and 33,445,346 shares outstanding as of December 31, 2020)	22,144	22,630	3,468
Treasury shares (291,207 and 1,177,499 ordinary shares as of December 31, 2019 and 2020, respectively)	(168,567,125)	(695,097,853)	(106,528,407)
Additional paid-in capital	10,324,277,855	10,486,398,881	1,607,110,940
Accumulated deficit	(3,348,717,860)	(2,863,219,263)	(438,807,550)
Accumulated other comprehensive income	434,893,990	10,911,853	1,672,314

Total DouYu Shareholder’s Equity	7,241,909,004	6,939,016,248	1,063,450,765
Noncontrolling interests	21,454,870	38,366,739	5,879,960

Total Shareholders’ Equity	7,263,363,874	6,977,382,987	1,069,330,725

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,103,670,339	8,907,957,330	1,365,204,188

The accompanying
notes are an integral part of these combined and consolidated financial statements.

F-
5

DOUYU INTERNATIONAL HOLDINGS LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2 .6 )
Net revenues (including related party revenues of RMB75,946,677, RMB108,214,768 and RMB 32,910,229 for the years ended December 31, 2018, 2019 and 2020, respectively)	3,654,383,126	7,283,230,253	9,601,873,937	1,471,551,561
Cost of revenues	(3,503,356,228)	(6,087,073,336)	(8,041,528,585)	(1,232,418,174)

Gross profit	151,026,898	1,196,156,917	1,560,345,352	239,133,387
Operating income (expense):
Sales and marketing expenses	(538,898,272)	(598,695,105)	(580,373,601)	(88,946,146)
General and administrative expenses	(196,824,280)	(446,142,859)	(375,935,570)	(57,614,647)
Research and development expenses	(329,334,413)	(383,886,857)	(416,272,985)	(63,796,626)
Other operating income, net	54,910,077	100,898,056	74,298,644	11,386,765

Total operating expenses	(1,010,146,888)	(1,327,826,765)	(1,298,283,512)	(198,970,654)

Income (loss) from operations	(859,119,990)	(131,669,848)	262,061,840	40,162,733
Other expenses, net	(20,176,164)	(22,882,425)	(27,393,678)	(4,198,265)
Foreign exchange gain (loss), net	(75,613,235)	32,045,080	—	—
Interest income	85,840,246	159,096,901	145,235,383	22,258,296
Gain on disposal of subsidiary	—	—	23,525,694	3,605,470

Income (loss) before income taxes and share of income (loss) in equity method investments	(869,069,143)	36,589,708	403,429,239	61,828,234
Income tax expense	—	—	—	—
Share of income (loss) in equity method investments	(7,210,685)	(3,241,580)	1,306,287	200,197

Net income (loss)	(876,279,828)	33,348,128	404,735,526	62,028,431

Net loss attributable to noncontrolling interest	—	6,405,104	80,763,071	12,377,482
Deemed dividend	(6,661,667)	—	—	—

Net income (loss) attributable to ordinary shareholders of the Company	(882,941,495)	39,753,232	485,498,597	74,405,913

Net income (loss) per ordinary share attributable to ordinary shareholders
Basic	(108.80)	1.32	15.19	2.33
Diluted	(108.80)	1.26	14.71	2.25
Net income per ADS*
Basic	—	0.13	1.52	0.23
Diluted	—	0.13	1.47	0.23
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	8,115,160	19,254,661	31,963,526	31,963,526
Diluted	8,115,160	31,442,931	33,012,682	33,012,682
Weighted average number of ADS used in calculating net income per ADS
Basic	—	192,546,612	319,635,264	319,635,264
Diluted	—	314,429,306	330,126,823	330,126,823
Net income (loss)	(876,279,828)	33,348,128	404,735,526	62,028,431
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	325,593,213	109,461,578	(425,737,643)	(65,247,148)

Comprehensive income (loss)	(550,686,615)	142,809,706	(21,002,117)	(3,218,717)

Comprehensive income attributable to noncontrolling interests	—	6,244,303	82,518,577	12,646,525

Comprehensive income (loss) attributable to the ordinary shareholders	(550,686,615)	149,054,009	61,516,460	9,427,808

*	Every ten ADSs represent one ordinary share.
The accompanying notes are an integral part of these combined and consolidated financial statements.

F-
6

DOUYU INTERNATIONAL HOLDINGS LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity (deficit) attributable to DouYu	Noncontrolling interests	Total shareholders’ equity (deficit)
	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2017	—	—	—	—	42,500,365	(2,512,191,264)	—	(2,469,690,899)	—	(2,469,690,899)
Deemed dividend upon repurchase of Series C-2 Preferred Equity	—	—	—	—	(6,661,667)	—	—	(6,661,667)	—	(6,661,667)
Issuance of ordinary share in connection with 2018 Restructuring	8,188,790	5,207	—	—	—	—	—	5,207	—	5,207
Repurchase of ordinary share upon issuance of Series B-4 Preferred Share	(125,000)	(59)	—	—	(22,254,341)	—	—	(22,254,400)	—	(22,254,400)
Net loss	—	—	—	—	—	(876,279,828)	—	(876,279,828)	—	(876,279,828)
Share-based compensation	—	—	—	—	35,404,887	—	—	35,404,887	—	35,404,887
Foreign currency translation adjustments	—	—	—	—	—	—	325,593,213	325,593,213	—	325,593,213
Balance at December 31, 2018	8,063,790	5,148	—	—	48,989,244	(3,388,471,092)	325,593,213	(3,013,883,487)	—	(3,013,883,487)

Issuance of ordinary shares at the initial public offering (“IPO”), net of issuance cost of RMB49,479,335	4,492,473	3,092	—	—	3,373,014,806	—	—	3,373,017,898	—	3,373,017,898
Conversion of preferred shares to ordinary shares upon the completion of the IPO	19,906,105	13,701	—	—	6,644,808,938	—	—	6,644,822,639	—	6,644,822,639
Noncontrolling interest arising from business acquisition	—	—	—	—	—	—	—	—	5,980,924	5,980,924
Noncontrolling interest arising from a newly established subsidiary	—	—	—	—	—	—	—	—	7,921,555	7,921,555
Repurchase of ordinary shares ( N ote 11)	—	—	(291,207)	(168,567,125)	—	—	—	(168,567,125)	—	(168,567,125)
Noncontrolling interest arising from vest of nonrestricted shares in Gogo Glocal ( N ote 14)	—	—	—	—	(22,209,344)	—	—	(22,209,344)	22,209,344	—
Acquisition of noncontrolling interest in Gogo Glocal ( N ote 12)	—	—	—	—	(11,107,350)	—	—	(11,107,350)	(8,412,650)	(19,520,000)
Share-based compensation	—	—	—	—	290,781,764	—	—	290,781,764	—	290,781,764
Vesting of restricted share units	289,451	203	—	—	(203)	—	—	—	—	—
Net income (loss)	—	—	—	—	—	39,753,232	—	39,753,232	(6,405,104)	33,348,128
Foreign currency translation adjustments	—	—	—	—	—	—	109,300,777	109,300,777	160,801	109,461,578
Balance at December 31, 2019	32,751,819	22,144	(291,207)	(168,567,125)	10,324,277,855	(3,348,717,860)	434,893,990	7,241,909,004	21,454,870	7,263,363,874

Repurchase of ordinary shares (Note 11)	—	—	(886,292)	(526,530,728)	—	—	—	(526,530,728)	—	(526,530,728)
Acquisitions of noncontrolling interests in Gogo Glocal (Note 12)	—	—	—	—	11,171,730	—	—	11,171,730	(11,171,730)	—
Acquisitions of noncontrolling interests in Shuangsi (Note 12)	—	—	—	—	(2,271,492)	—	—	(2,271,492)	(2,228,508)	(4,500,000)
Contribution from shareholder in connection with an acquisition of an equity method investment (Note 7)	—	—	—	—	18,767,750	—	—	18,767,750	—	18,767,750
Capital contribution from noncontrolling interest shareholder in DouYu Japan (Note 12)	—	—	—	—	(7,700,837)	—	—	(7,700,837)	112,830,684	105,129,847
Net income (loss)	—	—	—	—	—	485,498,597	—	485,498,597	(80,763,071)	404,735,526
Shared-based compensation	—	—	—	—	142,154,361	—	—	142,154,361	—	142,154,361
Vesting of restricted share units	693,527	486	—	—	(486)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(423,982,137)	(423,982,137)	(1,755,506)	(425,737,643)
Balance at December 31, 2020	33,445,346	22,630	(1,177,499)	(695,097,853)	10,486,398,881	(2,863,219,263)	10,911,853	6,939,016,248	38,366,739	6,977,382,987

The accompanying notes are an integral part of these combined and consolidated financial statements.

F-
7

DOUYU INTERNATIONAL HOLDINGS LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2 .6 )
Cash flows from operating activities:
Net income (loss)	(876,279,828)	33,348,128	404,735,526	62,028,431
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property and equipment	26,996,910	32,814,894	21,126,504	3,237,778
Loss (gain) from the disposal of intangible assets	(3,525,314)	16,667	550,590	84,382
Amortization of intangible assets	18,548,448	57,306,920	89,790,156	13,760,943
Non-cash operating lease expenses	—	—	44,300,218	6,789,305
Loss from the disposal of property and equipment	117,573	44,421	24,880	3,813
Provision for allowance for credit loss	1,121,009	13,563,744	3,270,564	501,236
Dividends from an equity investee	—	—	297,690	45,623
Share of loss (income) in equity method investments	7,210,685	3,241,580	(1,306,287)	(200,197)
Loss on disposal of investments	3,504,018	—	—	—
Gain on disposal of a subsidiary	—	—	(23,525,694)	(3,605,470)
Impairment losses and fair value adjustments on investments	15,166,140	19,076,725	19,517,062	2,991,121
Share-based compensation	35,404,887	290,781,764	142,154,361	21,786,109
Foreign exchange loss (gain)	75,613,235	(32,045,080)	—	—
Changes in operating assets and liabilities:
Accounts receivable	5,192,716	(69,456,813)	(25,808,778)	(3,955,368)
Prepayments	(50,864,521)	85,451,242	(26,602,239)	(4,076,971)
Other current assets	(133,691,495)	25,627,488	(33,345,122)	(5,110,364)
Other non-current assets	(8,468,841)	(723,216)	(10,457,638)	(1,602,703)
Amount due from related parties	(50,533,854)	40,026,364	14,909,528	2,284,985
Accounts payable	348,302,741	86,444,383	96,426,827	14,778,058
Advances from customers	4,219,929	7,426,481	(6,083,543)	(932,344)
Accrued expenses and other current liabilities	105,273,090	24,734,559	43,125,766	6,609,313
Amounts due to related parties	72,956,231	65,514,731	(75,208,093)	(11,526,145)
Deferred revenue	66,149,835	129,981,038	30,738,939	4,710,949
Lease liabilit ies	—	—	(40,982,350)	(6,280,820)

Net cash provided by (used in) operating activities	(337,586,406)	813,176,020	667,648,867	102,321,664

Cash flows from investing activities:
Proceeds on disposal of property and equipment	26,477	260,408	(213,662)	(32,745)
Purchases of property and equipment	(32,826,275)	(16,045,562)	(18,897,736)	(2,896,205)
Proceeds from disposal of intangible asset s	1,484,377	—	1,991,510	305,213
Purchases of intangible assets	(83,163,444)	(105,905,115)	(63,243,106)	(9,692,430)
Purchases of short-term investments	(2,770,000,000)	(4,309,500,000)	(4,836,476,896)	(741,222,513)
Purchases of long-term investments	—	—	(220,000,000)	(33,716,475)
Proceeds from disposal of short-term investments	2,770,000,000	4,309,500,000	2,606,247,896	399,424,965
Proceeds from disposal of long-term investments	—	—	120,000,000	18,390,805
Proceeds from disposal of equity method investee	—	1,000,000	—	—
Proceeds from disposal of subsidiary, net of cash disposed	—	—	50,543,502	7,746,131
Payment for business acquisition, net of cash acquired	(57,971,520)	(11,012,762)	—	—
Payments for acquisitions of equity investments	(92,500,000)	(114,600,000)	(276,291,399)	(42,343,509)
Loan to related parties	—	(5,000,000)	(10,000,000)	(1,532,567)
Repayment of loan s to related parties	—	5,000,000	33,720,064	5,167,826

Cash used in investing activities	(264,950,385)	(246,303,031)	(2,612,619,827)	(400,401,504)

Cash flows from financing activities
Proceeds on issuance of ordinary shares through IPO	5,207	3,422,497,233	—	—
Payment of IPO offering costs	(6,876,834)	(36,249,484)	—	—
Acquisition of noncontrolling interest	—	(19,520,000)	(4,500,000)	(689,655)
Proceeds from capital contribution from noncontrolling interest shareholder	—	7,921,555	105,129,847	16,111,854
Repurchase of ordinary shares	—	(115,273,325)	(579,824,528)	(88,861,997)
Capital contribution from convertible redeemable preferred shareholders	4,026,518,012	—	—	—
Capital investment from a preferred shareholder in connection with 2018 Restructuring (Note 1 8 (1))	1,260,439,815	—	—	—
Settlement of redemption liability to a preferred shareholder in connection with 2018 Restructuring (Note 1 8 (1))	—	(1,323,049,149)	—	—
Repurchase of Series C-2 Preferred Equity	(39,995,000)	—	—	—
Advance from related party	39,995,000	—	—	—
Repayment of advance from related party	—	(39,995,000)	—	—

Cash provided by (used in) financing activities	5,280,086,200	1,896,331,830	(479,194,681)	(73,439,798)

Effect of foreign exchange rate changes on cash and cash equivalents	345,053,928	109,483,281	(418,949,871)	(64,206,877)

Net increase (decrease) in cash, cash equivalents and restricted cash	5,022,603,337	2,572,688,100	(2,843,115,512)	(435,726,515)
Cash, cash equivalent and restricted cash at the beginning of the year	539,601,552	5,562,204,889	8,134,892,989	1,246,726,894

Cash, cash equivalent and restricted cash at the end of the year	5,562,204,889	8,134,892,989	5,291,777,477	811,000,379

Supplemental disclosure of cash flow information:
Interest expenses paid	323,650	—	—	—
Income tax paid	—	—	—	—
Supplemental disclosure on non-cash investing and financing activities:
Deferred offering costs payable	6,353,017	—	—	—
Payable for purchases of property and equipment	—	5,527,829	764,669	117,191
Payable for repurchase of ordinary shares not yet paid	—	53,293,800	—	—

F-
8

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Cash and cash equivalents	5,562,204,889	8,091,990,270	5,279,902,398
Restricted cash	—	42,902,719	11,875,079

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	5,562,204,889	8,134,892,989	5,291,777,477

The accompanying notes are an integral part of these combined and consolidated financial statements.

F-
9

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

3.
On May 18, 2018, the Company, through its wholly owned subsidiary in PRC, entered into a series of contractual arrangement (“VIE agreements”) with Wuhan Douyu and its respective shareholders. The arrangements pursuant to which the Company and its subsidiary were established as a primary beneficiary of Wuhan Douyu.

On July 17, 2019, the Company completed its initial public offering (“IPO”) and issued 44,924,730 American Depositary shares (“ADSs”), representing 4,492,473 ordinary shares. Every ten ADSs represent one ordinary share. Net proceeds from the IPO after deducting underwriting discount and offering costs were US$497.3 million.

F-
10

Notes to the Combined and Consolidated Financial Statements (Continued)

1.	Organization and principal activities (Continued)

As of December 31, 2020, the Company’s principal subsidiaries, VIEs are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct/indirect ownership

Wholly owned subsidiaries
Wuhan Douyu Education Consulting Co., Ltd.	November 9, 2016	Wuhan	100%
Wuhan Yuwan Culture Media Co., Ltd.	June 28, 2016	Wuhan	100%
Wuhan Yuxing Tianxia Culture Media Co., Ltd.	June 24, 2016	Wuhan	100%
Wuhan Yuyin Raoliang Culture Co., Ltd.	June 23, 2016	Wuhan	100%
Wuhan Yu Leyou Internet Technology Co., Ltd.	November 9, 2016	Wuhan	100%
Wuhan Douyu Yule Internet Technology Co., Ltd. (“Wuhan Yule”)	April 2, 2018	Wuhan	100%
DouYu Network Inc.	January 12, 2018	The British Virgin Islands	100%
Douyu Hongkong Limited	January 24, 2018	Hong Kong	100%
Gogo Glocal Holding Limited	October 8, 2018	Cayman	100%
VIEs
Wuhan Ouyue Online TV Co., Ltd. (“Wuhan Ouyue”)	February 3, 2016	Wuhan	100%
Wuhan Douyu Network Technology Co., Ltd.	May 8, 2015	Wuhan	100%

2.	Summary of significant accounting policies

2.1	Basis of Presentation
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

F-1
1

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.2	Basis of Consolidation (Continued)

The following financial statement amounts and balances of the VIEs were included in the accompanying combined and consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2019	2020
	RMB	RMB

ASSETS
Cash and cash equivalents	826,481,128	577,710,921
Restricted cash	42,902,719	11,242,719
Short-term bank deposits	—	860,000,000
Accounts receivable, net	176,599,681	187,884,372
Prepayments	12,982,856	63,119,815
Amount due from related parties	13,431,477	8,464,978
Other current assets	82,405,807	157,178,414
Property and equipment, net	17,794,907	15,236,373
Long-term bank deposits	—	100,000,000
Intangible assets, net	130,272,386	102,837,070
Right-of-use assets	—	32,361,695
Investments	147,033,947	310,111,384
Other non-current assets	1,918,598	4,766,301

Total Assets	1,451,823,506	2,430,914,042

LIABILITIES
Accounts payable	794,266,492	868,771,872
Advances from customers	16,975,882	9,700,361
Deferred revenue	181,250,993	225,282,265
Accrued expenses and other current liabilities	177,228,742	208,531,141
Amount due to related parties	59,693,186	215,467,131
Lease liabilities	—	30,212,470

Total Liabilities	1,229,415,295	1,557,965,240

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Net revenue	3,436,175,885	7,207,666,259	8,697,485,194
Net income (loss)	(680,682,612)	985,034,474	432,731,451

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Net cash provided by operating activities	1,091,289,940	816,655,741	899,235,343
Net cash used in investing activities	(80,279,043)	(133,917,000)	(1,179,665,550)
Net cash used in financing activities	—	(1,363,044,149)	—
The VIEs contributed 94%, 99% and 91% of the Group’s consolidated revenue for the years ended
December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIEs accounted for an aggregate of 16% and
27%

of the consolidated total assets and 67% and
 81% of the consolidated total liabilities.

F-1
2

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
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s combined and consolidated financial statements include revenue recognition, share-based compensation, realization of deferred tax assets, impairment of investment, and allowance for credit loss.

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

F-1
3

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
The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of the long-term time deposits and long-term bank borrowings approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market.

2.5	Foreign currency translation
The functional currency of the Company and Douyu Hongkong Limited are in US dollars (“US$”). The functional currency of the Group’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”). The functional currency of DouYu Japan is Japanese Yen (“JPY”).
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
The Group’s reporting currency is Renminbi (“RMB”). For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the combined and consolidated statements of comprehensive income (loss) and the combined and consolidated statements of change in shareholders’ equit
y
 (deficit).

2.6	Convenience Translation into United States Dollars
Translations of balances in the consolidated balance sheets, combined and consolidated statements of comprehensive income (loss) and combined and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250 on December 31, 2020, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2020, or at any other rate.

2.7	Cash and cash equivalents
Cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal and use.

2.8	Restricted cash
The Group’s restricted cash represents cash restricted by court related to lawsuits in which the group is a defendant. The restriction will be removed when the cases are closed.

F-1
4

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.9	Short-term and long-term bank deposits
The Group holds fixe
d
 term certificates of deposit with commercial banks in the PRC. Certificate of deposits with maturities between three months to one year are classified as short-term bank deposits and fixed term certificates of deposit with maturities beyond one year are classified as long term bank deposits.

2.10	Accounts receivable and allowance for credit loss
Accounts receivable are stated at the historical carrying amount net of allowance
for credit loss. On January 1, 2020, the Group adopted ASU
No. 2016-13
“Fin
a
ncial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”
, using the modified retrospective transition method. Based on the Group’s assessment, the adoption of ASC 326 did not have any material impact to the Group’s combined consolidated financial statements and there were no material differences between the Group’s adoption of ASC 326 and its historic accounting method. ASU
2016-13
replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the combined and consolidated financial statements.

2.1 1	Property and equipment, net
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives
Furniture and office equipment	5 years
Motor vehicles	5 years
Gains and losses from disposals of property and equipment are included in other operating income or expense in the combined and consolidated statements
o
f comprehensive income (loss).

2.1 2	Intangible assets, net
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

Brand name	10 years
Agency contract rights	Over the shorter of the contract period or expected useful lives
License for Online Transmission of Audio/Video Programs	Infinite life
Platform	5 years
Software	3 - 5 years
Others	1 - 10 years

2.1 3	Goodwill
Goodwill
 is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in the Group’s acquisitions, such as the expected benefit from the existing workforce and client service capability of the acquired business. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Prior to January 1, 2020, the Group performed a two-step
test to determine the amount, if any, of goodwill impairment. In Step 1, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Group performs Step 2 and compares the implied fair value of goodwill with the carryi
n
g amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, the Group adopted ASU
2017-04,
“Intangibles — Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. For the years ended December 31,

2018,
2019 and 2020, no impairment charge was recognized on goodwill.

F-1
5

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.14	Impairment of long-lived assets and intangible assets
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

2.1 5	Long-term investments
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
The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group recorded impairment loss of RMB15,166,140, RMB20,872,725
and
nil
, respectively in
o
ther expense, net for the years ended December 31, 2018, 2019 and 2020, respectively.
Equity securities without readily determinable fair value
The Group’s investment in equity securities comprise of investment in privately-held companies.
On January 1, 2019, the Group adopted ASC Topic 321, Investments—Equity Securities (“ASC 321”) and elected to measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (expense), net. The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in investment loss.
For years ended 2018, 2019 and 2020, the Group recorded impairment loss of nil, nil and RMB28,088,491 in other expenses, net, respectively.

F-1
6

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.16	Revenue recognition
On Januar
y
 1, 2019, the Grou
p
 adopted ASC 606, “Revenue from Contracts
with
Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Group’s historic accounting under Topic 605. Based on the Group’s assessment, the adoption of ASC 606 did not have any material impact to the Group’s combined and consolidated
financial statements.
The following table
disaggregates
the Group’s revenue by major type of services for the years ended December 31, 2018, 2019 and 2020:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Live streaming	3,147,196,247	6,617,291,032	8,852,225,839
Advertisement	342,169,195	513,265,806	645,227,128
Other	165,017,684	152,673,415	104,420,970

Total	3,654,383,126	7,283,230,253	9,601,873,937

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
Virtual items
can
be sold individually or bundled into one arrangement. When the Group’s users purchase multiple virtual items bundled within the same arrangement, the Group allocates the total consideration to each distinct virtual item based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual items separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct virtual item in accordance with the revenue recognition method discussed above unless otherwise stated.

F-1
7

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.1 6	Revenue recognition (Continued)

Advertisement
The Group generates advertisement revenues from rendering of various forms of advertisement services and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. The Group determined that it is the principal in the advertisement service.
Advertisements on the Group’s platforms are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. The Group provides sales incentives in the forms of discounts and rebates to advertisers or advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the advertisers or agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience. For the years ended December 31, 2018, 2019 and 2020, the rebates recorded by the Group were RMB44,389,826, RMB64,274,647 and RMB75,497,951 , respectively.
Other revenue
Other revenue mainly consists of game distribution revenue. Online games developed by third party game developers are displayed through the Group’s platforms t
o
 attract users to download and play the games. The Group earns revenues from game developers in accordance with the pre-determined
arrangements based on the in game purchase amounts for the games downloaded or played through the Group’s platforms. The Group considers itself as agent in these arrangement. Game distribution revenue is recognized at a point in time when the purchase in game is made.
Practical expedients and exemptions
The Group’s contracts have an original duration of one year or less. Accordingly, the Group does not disclose the value of unsatisfied performance obligations.
Contract balances
Contract balances include accounts receivable, advances from customers and deferred revenue. Accounts receivable represent cash due from third-party application stores as well as from advertising customers and are recorded when the right to consideration is unconditional. The allowance for credit loss reflects the best estimate of probable losses inherent to the account receivable balance. Advances from customers primarily represent cash received from the Group’s advertisement customers. Deferred revenue primarily includes cash received from paying users related to the Group’s live streaming service. Deferred revenue is recognized as revenue when all of the revenue recognition criteria have been met or over the estimated service period. Revenue recognized in 2020 that was included in the deferred revenue balance as of January 1, 2020 was RMB182,819,528
, which consists primarily of virtual items consumption.

	Accounts receivable	Advances from customers	Deferred revenue
	RMB	RMB	RMB

Opening Balance as of January 1, 2019	129,464,732	9,708,051	112,071,796
Increase, net	58,635,141	7,426,481	70,747,732

Ending Balance as of December 31, 2019	188,099,873	17,134,532	182,819,528
Increase (decrease), net	11,644,256	(6,223,543)	46,882,250

Ending Balance as of December 31, 2020	199,744,129	10,910,989	229,701,778

F-1
8

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.1 7	Cost of revenues
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

2.1 8	Research and development expenses
Research and development expenses primarily consist of (i) salaries and benefits expenses incurred for research and development personnel,(ii) rental, general expenses and depreciation expenses associated with the research and development activities and (iii) share based compensation. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2018, 2019 and 2020.

2.1 9	Sales and marketing expenses
Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel and (iii) share based compensation. The advertising and market promotion expenses amounted to RMB129,013,488, RMB135,859,453 and RMB219,369,426 for the years ended December 31, 2018, 2019 and 2020, respectively.

2. 20	General and administrative expenses
General and administrative expenses consist primarily of (i) consulting fees, and (ii) share based compensation, salaries and welfare for general and administrative personnel and (iii) allowance for credit loss.

2.21	Income taxes
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
The Group accounts for uncertainty in income taxes recognized in the combined and consolidated financial statements by applying a two-step
process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not
to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the combined and consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020.

F-1
9

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.2 2	Segment information
The Group uses management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.
The Group’s CODM has been identified as the Chief Executive Officer. Before October 2018, the Group operates and manages it business in PRC China as a single operating segment. In October 2018, the Group acquired a business which operates a live stream platform mainly in Southeast Asia (“Nonolive”) and identified it as a new operating segment. In August 2019, the Group set up DouYu Japan Inc. (“DouYu Japan”) which operates a live streaming platform in Japan with a third party. The Group has determined that Nonolive and DouYu Japan do not meet the quantitative thresholds for a reportable segment under ASC 280-10-50 for the year ended December 31, 2020, therefore, does not result in a reportable segment. As such, the Group concluded that it has one reportable segment.

2.2 3	Operating leases as lessee
On January 1, 2020, the Group adopted ASU
No. 2016-02,
Leases (Topic 842) by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.
Under the new lease accounting standard, the Group determines if an arrangement is a lease or contains a lease at lease inception. The Group measure the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which was computed using the Group’s incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Group.
RMB100,318,025
of lease assets and
RMB81,851,982
of liabilities were recognized on the balance sheet upon adoption as of January 1, 2020.

2.2 4	Government subsidies
Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other operating income
, net
in the period the cash is received. Government subsidies recognized for the years ended December 31, 2018, 2019 and 2020 were RMB27,430,993, RMB68,834,899 and RMB92,708,856, respectively.

2.25	Certain risks and concentrations
The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents denominated in RMB that are subject to such government controls amounted to RMB561,928,329
, which
accounted for
10.6%
of total cash and cash equivalents as of December 31, 2020.
No customer individually represents greater than 10% of the total net revenues.

F-
20

Notes to the Combined and Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.26	Recently issued accounting pronouncements
New Accounting Pronouncements Recently Adopted
In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”, which introduces a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. In July 2018, the FASB issued ASU 2018-11, and provided another transition approach by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group adopted the new lease standard beginning January 1, 2020 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. Adoption of the standard resulted in recognition of additional ROU assets and lease liabilities by approximately RMB100 million and RMB81 million as of January 1, 2020, respectively. Refer to Note 19 for further details.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. On January 1, 2020, the Group adopted ASU 2016-13 and the cumulative effect from the adoption as of January 1, 2020 was immaterial to the combined and consolidated financial statements.
New Accounting Pronouncements Not Yet Adopted
In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Group does not expect any material impact on its combined and consolidated financial statements and related disclosures as a result of adopting the new standard.
In January 2020, the FASB issued ASU
No. 2020-01,
 Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic
 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)
(“ASU
2020-01”),
which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU
2020-01
could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Group does not expect any material impact on its combined and consolidated financial statements and related disclosures as a result of adopting the new standard.

Notes to the Combined and Consolidated Financial Statements (Continued)

3.	Accounts receivable, net
Accounts receivable, net consisted of the followings:

	As of December 31,
	2019	2020
	RMB	RMB

Accounts receivable, gross	203,934,775	212,317,679
Less: allowance for credit loss	(15,834,902)	(12,573,550)

Accounts receivable, net	188,099,873	199,744,129

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB

Balance as of January 1	5,172,435	5,907,369	15,834,902
Addition	1,121,009	13,563,744	3,270,564
Write offs	(386,075)	(3,636,211)	(6,531,916)

Balance as of December 31	5,907,369	15,834,902	12,573,550

The following customers accounted for 10% or more of accounts receivable, net:

	As of December 31,
	2019		2020
	RMB	%	RMB	%	US$	%

Company A	37,615,505	20%	43,563,107	22%	6,676,338	22%
Company B	47,776,989	25%	39,546,942	20%	6,060,834	20%
Company C	23,466,780	12%	35,765,532	18%	5,481,308	18%

F-2
2

Notes to the Combined and Consolidated Financial Statements (Continued)

4.	Other current assets
Other current assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB

Funds receivable from third party payment service provider (1)	69,263,440	91,623,838
Value-added tax recoverable	62,336,003	89,697,345
Interest receivable	53,484,027	29,768,158
Content rights	10,589,085	11,710,702
Others	8,637,038	13,904,052

Total	204,309,593	236,704,095

(1)	The Group opened accounts with external online payment service providers to collect funding from users.

5.	Property and equipment, net
Property and equipment, net consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB

Gross carrying amount
Computer and transmission equipment	91,375,589	96,712,005
Leasehold improvements	29,237,111	24,726,231
Furniture and office equipment	6,339,065	6,370,893
Motor vehicles	410,200	410,200

Total	127,361,965	128,219,329
Less: accumulated depreciation	(88,452,500)	(90,427,641)

Property and equipment, net	38,909,465	37,791,688

Depreciation expense was RMB26,996,910, RMB32,814,894 and RMB21,126,504 for the years ended December 31, 2018, 2019 and 2020, respectively.

F-2
3

Notes to the Combined and Consolidated Financial Statements (Continued)

6.	Intangible assets, net
Intangible assets, net consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Gross carrying amount
Brand name	41,276,297	38,606,076
Agency contract rights(1)	193,898,260	194,320,755
License for Online Transmission of Audio/Video Programs(2)	7,988,748	7,988,748
Platform	10,116,739	9,462,274
Software	8,613,202	9,359,079
Others	15,081,941	30,119,677

Total of gross carrying amount	276,975,187	289,856,609
Less: accumulated amortization
Brand name	(4,717,435)	(8,525,509)
Agency contract rights	(63,433,706)	(110,970,198)
Platform	(2,867,765)	(4,338,452)
Software	(2,745,522)	(3,335,165)
Others	(5,153,918)	(21,015,404)

Total of accumulated amortization	(78,918,346)	(148,184,728)

Intangible assets, net	198,056,841	141,671,881

(1)
The agency contract rights, which represent the upfront payment of cooperation cost to top streamers, acquired during the years ended December 31, 2019 and 2020 are
RMB111,879,121 and RMB28,301,887
,
respectively, with weighted average amortization period
of 4.5 years and

2 years.

(2)
In February 2016, Wuhan Douyu obtained effective control of Wuhan Ouyue, a PRC legal entity from Mr. Shaojie Chen, the Group’s CEO through a series of contractual arrangements. Wuhan Ouyue has no business and holds one asset, License for Online Transmission of Audio/Video Programs. The transaction was deemed as an asset acquisition under ASC 805 and the License for Online Transmission of Audio/Video Programs was recognized based on the consideration paid, which approximate the market value of the asset acquired. The license permits the Group in the provision of online streaming of video on its platforms. The license is renewable every 3 years and may be renewed indefinitely. The Group has renewed this license in March 2021 which remains valid until March 2024, and intends to renew the license indefinitely.

Amortization expenses were RMB18,548,448, RMB57,306,920 and RMB89,790,156 for the years ended December 31, 2018, 2019 and 2020 respectively. The Group expects to record amortization expenses in the future 5 years as below:

Future amortization expenses
RMB

2021	60,907,151
2022	25,117,402
2023	21,435,725
2024	9,781,667
2025	4,796,470

F-2
4

Notes to the Combined and Consolidated Financial Statements (Continued)

6.	Intangible assets, net (Continued)

The weighted average amortization periods of intangible assets as of December 31, 2019 and 2020 are as below:

As of December 31,
	2019	2020

Brand name	10 years	10 years
Agency contract rights	3.9 years	3.5 years
Platform	5 years	5 years
Software	3.1 years	3.2 years
Others	3.3 years	2.2 years

7.	Investments
Equity method investments:

	As of December 31,
	2019	2020
	RMB	RMB

Hangzhou Aijidi Culture Creation Co., Ltd. (“Aijidi”)	4,090,990	5,960,527
Chongqing Yuwan Network Media Co., Ltd. (“Chongqing Yuwan”)	9,721,472	11,944,122
Hunan Yuyou Starfire Culture Media Co., Ltd. (“Yuyou Starfire”) (1)	15,139,902	—
Wuhan Shayu Network Technology Co., Ltd. (“Shayu”) (2)	—	184,555,328
Wuhan DouYu entertainment equity investment LLP. (“DouYu LLP”) (3)	—	10,007,084
Others (4)	3,849,736	—

	32,802,100	212,467,061

(1)
In 2018, the Group formed Yuyou Starfire with unrelated third party investors and contributed RMB15,000,000 for a 30%
equity interest in the company. In November 2020, the Group lost significant influence over Yuyou Starfire and reclassified this investment with a carrying amount of

RMB15,274,909
to equity securities without readily determinable fair values.

(2)
In 2016, the Group invested RMB10 million for 8.5% equity interest in Shayu, a live streaming platform in the PRC
, and
accounted for this investment as an equity security without a readily determinable fair value. In May 2020, the Group completed the following transactions with respect to its investment in Shayu:

•
The Group acquired 19.125% equity interest in Shayu from Mr. Chen Shaojie, the Group’s CEO and shareholder for a cash consideration of RMB24,850,000. The purchase price paid by the Group was below fair value of the acquired equity interest, which is determined to be RMB43,617,750 by the Group with the assistance of an independent valuer. The excess amount of RMB18,767,750 between the fair value of the equity interest acquired in Shayu over the price paid is accounted as contribution from shareholder in the combined and consolidated
statement of change in shareholders’ equity.

•
The Company injected cash of RMB80,000,000 and its holding of 100% equity interest in Chengdu Shuangsi Culture Broadcasting Co., Ltd (“Shuangsi”) with a fair value determined to be RMB54,391,900 into Shayu, in exchange for 8.309% of newly issued equity interest in Shayu. Shuangsi ceased to be a subsidiary of the Group and a gain on disposal of subsidiary in the amount of RMB23,525,694 was recognized in the combined and consolidated statement of comprehensive income, representing the difference between the fair value of Shuangsi and its carrying value at the date of the transaction.

Upon the completion of these transactions, the Group has 35.084% equity interest of Shayu and accounts for its investment in Shayu under the equity method.

F-2
5

Notes to the Combined and Consolidated Financial Statements (Continued)

7.	Investments (Continued)

Equity method investments: (Continued)

(3)	In September 2020, the Group injected cash of RMB10,000,000 in DouYu LLP, an equity fund, for 99.99% limited partnership.
(4)
In 2018, the Group made investments in four talent agencies with aggregate cash consideration of RMB3,600,000, none of which was individually material. As of December 31, 2020, the Group no longer has significant influence over these investees, and therefore these equity investments with carrying amount of RMB4,077,376 were reclassified as equity securities without readily determinable fair values.

During the years ended 2018, 2019 and 2020, the Group recorded impairment of RMB15,166,140,

RMB20,872,725 and nil, respectively.
Equity securities without readily determinable fair values:

	As of December 31,
	2019	2020
	RMB	RMB

Content producers	123,629,785	196,465,009
Technology and software companies	59,102,000	49,102,000
Others	10,000,000	42,624,500

	192,731,785	288,191,509

Equity securities without readily determinable fair value were accounted as cost method investments prior to adopting ASC321, on
January

1, 2019.
For years ended 2018, 2019 and 2020, nil,
nil
and RMB
28,088,491
impairment were recorded and an upward adjustments of
 nil
,

RMB
1,796,000
and RMB
8,571,429
as result of observable price change for the identical or similar investment of the same investees was recognized in other expenses, net.

F-2
6

Notes to the Combined and Consolidated Financial Statements (Continued)

8.	Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB

Accrued payroll and welfare	163,309,115	176,217,767
Accrued marketing cost	112,859,994	132,487,573
Deposits	30,566,743	19,994,929
Other tax payable	13,767,363	18,974,895
Payable for repurchase of ordinary shares	53,293,800	—
Others	18,550,109	36,365,656

Total	392,347,124	384,040,820

9.	Cost of revenues
Cost of revenues consist of the following:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Revenue sharing fees and content costs	2,790,038,662	5,176,508,004	7,129,094,348
Bandwidth costs	555,863,781	617,801,344	661,129,019
Others	157,453,785	292,763,988	251,305,218

Total	3,503,356,228	6,087,073,336	8,041,528,585

10.	Income taxes
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
Japan
Entities incorporated in Japan are subject to an income tax rate calculated according to relevant regulations of Japan Ministry of Finance. Operations in Japan have incurred net accumulated operating losses for income tax purpose and no income tax provisions are recorded for the period presented.
China
The Company’s subsidiar
i
es and consolidated VIEs established in the PRC are subject to an income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) Law. The subsidiaries and the VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented. Wuhan Douyu obtained High and New Technology Enterprise (“HNTE”) status from 2016 to 2018. It enjoyed a favorable statutory tax rate of 15% from 2017 to 2018 and it did not renew the status since
2019. In 2019, Wuhan Douyu, Wuhan Yule and Wuhan Ouyue obtained “Software Enterprise Certificate
”, which enable they to enjoy a tax holiday of a two-year exemption commencing from first profitable calendar year and a 50% reduction in uniform tax rate for the following three calendar years.
As of December 31, 2020, Wuhan Yule is profitable after offsetting its accumulated loss and starts to enjoy the tax benefit of software enterprise, while Wuhan Douyu, and Wuhan Ouyue are still in accumulative loss status and have not enjoyed the tax benefit yet. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2018 to 2020, enterprises engaged in research and development activities are entitled to claim 175% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”).

F-2
7

Notes to the Combined and Consolidated Financial Statements (Continued)

10.	Income taxes (Continued)

China (Continued)

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income Tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident
legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of
25
%. The Group is not subject to any other uncertain tax position.
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
Income (loss) before income taxes consist of:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

PRC	(881,940,287)	143,570,454	710,575,006
Foreign	12,871,144	(106,980,746)	(307,145,767)

Total	(869,069,143)	36,589,708	403,429,239

The Group did not incur any current or deferred component of income tax expenses for the years ended December 31, 2018, 2019 and 2020. The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax
income is as follows:

	Years ended December 31,
	2018	2019	2020

PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(2.45)%	157.72%	26.87%
Super deduction on research and development expenses	6.14%	(145.44)%	(8.37)%
Effect of change in income tax rate	—	(555.07)%	—
Effect of tax holiday	(0.27)%	—	(36.13%)
Effect of tax rate in different tax jurisdiction	0.71%	4.82%	14.16%
Change in valuation allowance	(29.13)%	512.97%	(21.53)%

Total	0.00%	0.00%	0.00%

F-2
8

Notes to the Combined and Consolidated Financial Statements (Continued)

10.	Income taxes (Continued)

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

The aggregate dollar effect	2,346,487	—	145,777,478
Per share effect—basic and diluted	0.29	—	4.56
Deferred tax assets are as follows:

	Years ended December 31,
	2019	2020
	RMB	RMB

Deferred tax assets
Tax loss carried forward	609,004,112	581,481,841
Deductible temporary differences	114,334,735	62,849,372
Tax basis difference upon the restructuring in 2016	66,897,143	55,895,669
Allowance for credit loss	5,509,508	6,251,724
Total deferred tax assets	795,745,498	706,478,606
Less: valuation allowance	(795,745,498)	(706,478,606)

Net deferred tax assets	—	—

The movement of deferred tax valuation allowance is as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Balance at beginning of the year	353,511,080	606,708,962	795,745,498
Increase	253,197,882	408,704,189	72,777,388
Decrease	—	(219,667,653)	(162,044,280)

Balance at end of the year	606,708,962	795,745,498	706,478,606

The Group operates through its subsidiaries, VIEs and subsidiaries of the VIEs. As of December 31, 2019 and 2020, the Group had tax operating loss carry forwards of RMB2,493,643,064 and RMB2,414,846,539 respectively from its subsidiaries, VIEs and
subsidiaries
of the VIEs registered in the PRC, which can be carried forward to offset taxable income.
The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent
with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate
sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2019 and 2020, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.
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

F-2
9

Notes to the Combined and Consolidated Financial Statements (Continued)

11.	Ordinary shares
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
As disclosed in Note 1
4
, 2,106,321 ordinary shares of the Company were issued to Douyu Employee Benefit Trust (the “Trust”) to establish a reserve pool for future issuances of equity share incentive to the Group’s employees. All shareholder rights of these 2,106,321 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding restrict share units are vested. While the ordinary shares were legally issued to the Trust, the Trust does not have any of the rights associated with the ordinary shares, as such the Company accounted for these shares as issued but no outstanding until the waiver is released by the Company, which occur when the restricted share units vest and ordinary shares are awarded to the employees.
Upon the IPO in July 2019, the Company issued 4,492,473 ordinary shares.
On December 20, 2019, the Company announced the repurchase program whereby the Company may repurchase up to US$100 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on December 20, 2019. As of December 31, 2020, the Company has repurchased an aggregate of 1,177,499 ordinary shares for total cash consideration of US$99,999,998 (equivalent of RMB695,097,853) including repurchase commissions
, among which 291,207 ordinary shares for total cash consideration of US$16,471,881 (equivalent of RMB115,273,325) was paid in 2019.

F-
30

Notes to the Combined and Consolidated Financial Statements (Continued)

12.	Noncontrolling Interest
As of December 31, 2020, the Group’s noncontrolling interest mainly included equity interest in DouYu Japan. The following schedule shows the effects of changes in the ownership interest of the Company in its subsidiaries on equity attributed to DouYu for the years ended December 31, 2018, 2019 and 2020.
Below are the changes in the Group’s ownership in its subsidiaries on the Group’s equity.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net income (loss) attributable to DouYu’s ordinary shareholders	(876,279,828)	39,753,232	485,498,597
Transfers to noncontrolling interest
Decrease in DouYu’s additional paid-in capital for acquisition of noncontrolling interest in Shuangsi (1)	—	—	(2,271,492)
Decrease in DouYu’s additional paid-in capital due to capital contribution from noncontrolling interest shareholder in DouYu Japan (2)	—	—	(7,700,837)
Increase in DouYu’s additional paid-in capital due to repurchase of noncontrolling interest in Gogo Glocal (Note 14)	—	—	11,171,730
Decrease in DouYu’s additional paid-in capital due to vest of Gogo Glocal’s noncontrolling interest restricted shares (Note 14)	—	(22,209,344)	—
Decrease in DouYu’s additional paid-in capital for acquisition of shares of Gogo Glocal’s noncontrolling interest	—	(11,107,350)	—

Net transfers to noncontrolling interest	—	(33,316,694)	1,199,401

Change from net income attribute to DouYu and transfers to noncontrolling interest	(876,279,828)	6,436,538	486,697,998

(1)
In March 2020, the Group purchased 15% equity of Chengdu Shuangsi with cash consideration of RMB4,500,000. The difference between the fair value of the consideration paid and the carrying amount of the noncontrolling interest acquired was recognized in additional paid-in capital.

(2)
In April, June and November, 2020, the
Group and
noncontrolling interest shareholder purchased the newly issued common shares of DouYu Japan with consideration of
JPY4,189,200,000 (equivalent of RMB272,248,433 ) and
JPY1,610,800,000 (equivalent of RMB105,129,847 ), respectively. As a result of these transactions, the noncontrolling interest shareholder’s ownership interest increased from 14.9% to 28.9% while the Group retains its controlling financial interest in DouYu Japan. The difference between the consideration received and the amount of the noncontrolling interest was adjusted was recognized in additional paid-in capital.

13.	Convertible redeemable preferred shares
Series A Preferred Equity
In January 2015, Beijing Sequoia acquired 20.49% of Guangzhou Douyu’s equity interest with preference rights for a total consideration of RMB106,999,090 (Series A Preferred Equity).
Series B Preferred Equity
In April 2015, Guangzhou Douyu entered into an agreement with Beijing Sequoia for a convertible loan and a detachable warrant for a total proceed of RMB50 million. In April 2016, Beijing Sequoia converted the outstanding loan principal and unpaid interest expense amounted RMB 56,187,500 into 2.71% of the equity interest of Wuhan Douyou with preference rights (Series B-1 Preferred Equity).
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

Notes to the Combined and Consolidated Financial Statements (Continued)

13.	Convertible redeemable preferred shares (Continued)

Series B Preferred Equity
(Continued)

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
Total liquidation value for all preferred shares was nil.

Notes to the Combined and Consolidated Financial Statements (Continued)

13.	Convertible redeemable preferred shares (Continued)

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
Management of the Group evaluated that redemption was not probable and therefore did not accrete the Preferred Shares to the redemption value. The redemption value as of December 31, 2019 and 2020 would be.
All of the preferred shares were converted to ordinary shares immediately upon the completion of the Group’s IPO on July 17, 2019.
The following is the rollforward of the carrying amounts of Preferred Share for the years ended December 31, 2018 and 2019:

	Series A	Series B-1	Series B-2	Series B-3	Series B-4(1)	Series C-1	Series C-2(2)	Series D	Series E(3)
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2017	106,999,090	56,187,500	464,343,750	202,671,887	—	1,265,848,000	33,333,333	500,000,000	—
Issuance	—	—	—	—	22,254,400	—	(33,333,333)	—	4,026,518,012

December 31, 2018	106,999,090	56,187,500	464,343,750	202,671,887	22,254,400	1,265,848,000	—	500,000,000	4,026,518,012
Conversion into ordinary shares upon IPO	(106,999,090)	(56,187,500)	(464,343,750)	(202,671,887)	(22,254,400)	(1,265,848,000)	—	(500,000,000)	(4,026,518,012)

December 31, 2019	—	—	—	—	——	—	—	—	—

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

Notes to the Combined and Consolidated Financial Statements (Continued)

1 4 .	Share-based compensation
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
The Group used the discounted cash flow method to determine the underlying equity value of Wuhan Douyu and adopted equity allocation model to determine the fair value of the equity as of the dates of issuance. The aggregate fair value of the restricted equity was RMB80,100,005. For the years ended December 31, 2018, 2019 and 2020, the Group recorded compensation expenses of RMB17,574,638, nil and nil, respectively. All the restricted equity has been vested as of December 31, 2018.
II.
Non-vested
Gogo Glocal restricted shares
In connection of the acquisition of Nonolive, Gogo Glocal issued 4,900,000 ordinary shares, which represents 46% of its equity, to the founders for Nonolive. These ordinary shares are subject to transfer restriction and repurchase by the Group for a consideration of US$1 upon early termination of their requisite employment service period of 15 months. These ordinary shares are vested upon the earlier of the satisfaction of certain performance target as measured by number of Daily Active Users or the requisite service period. This arrangement has been accounted as a grant of restricted share awards subject to service and performance conditions.
With the assistance of third party valuation firm, the Group used the discounted cash flow method to determine the underlying equity value of Gogo Glocal and adopted equity allocation model to determine the fair value of the restricted ordinary share as of the dates of issuance, which was determined to be RMB18.45 per share. The aggregate fair value of the restricted shares was RMB90,425,865.
On September 30, 2019, the Group and the founders of Nonolive entered into another agreement to renew the arrangement. Pursuant to the agreement, (i) the Group injected additional capital of RMB100 million in Gogo Glocal; (ii) the Group repurchased 1,039,780 shares of ordinary shares from one of the founders for a consideration of US$1 due to an early termination of his requisite employment service, which was considered as a forfeiture of the unvested restricted shares; (iii) 1,696,895 ordinary shares were vested immediately, of which 444,444 shares were repurchased by the Group at fair value of RMB43.92 per share; and (iv) the remaining 2,163,325 non-vested
restricted shares held by the founders are subject to transfer restriction and repurchase by the Group for a consideration of US$1 upon early termination of their renewed requisite employment service period and will be vested monthly in equal installments over the next 36 months, which was considered as a modification of unvested restricted shares.
As a result of the modification, an incremental compensation cost of RMB28,224,142 was measured as the excess of the fair value of the modified restricted share award over the fair value of the original restricted share. The fair value per share of the modified restricted shares of RMB43.92 is determined according to the share price and other pertinent factors at the modification date.
A summary of
non-vested
restricted share activity during the years ended December 31, 2020 is presented below:

	Number of shares	Weighted average grant-date fair value
		RMB

Outstanding as of December 31, 2019	2,049,466	31.50
Vested	(62,105)	31.50
Forfeited(1)	(1,429,906)	31.50
Cancellation(2)	(557,455)	31.50

Outstanding as of December 31, 2020	—	—

F-3
4

Notes to the Combined and Consolidated Financial Statements (Continued)

14.	Share-based compensation (Continued)

II. Non-vested Gogo Glocal restricted shares (continued)

(1)
In February 2020, the Group repurchased 1,429,906 shares of unvested restricted shares from one of the Gogo Glocal’s founders with a consideration of US$1 due to the early termination of his requisite employment service, which was considered as a forfeiture of the unvested restricted shares.

(2)
In February 2020, the Group canceled 557,455 unvested restricted shares granted. The corresponding unrecognized share-based compensation expense of RMB7,451,210 was immediately recognized in the combined and consolidated statement of comprehensive income for the year ended December 31, 2020.

As of December 31, 2020, the total unrecognized share-based compensation expense was nil.
For the years ended December 31, 2018, 2019 and 2020, the Group recorded compensation expenses of RMB17,830,249, RMB55,275,106 and RMB8,029,561, respectively.
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
A summary of restricted share units activity during the years ended December 31, 2020 is presented below:

	Number of restricted shares	Weighted average grant-date fair value	Weighted average remaining contractual life
		RMB	Years

Outstanding as of December 31, 2019	1,794,586	274.55	2.58
Vested	(693,527)	274.55
Forfeited	(4,392)	274.55

Outstanding as of December 31, 2020	1,096,667	274.55	1.58

The
Group has recorded compensation expenses of nil,
RMB235,506,658 and RMB134,124,800 for the years ended
December 31, 2018
, 2019 and 2020 relating to these restricted share units. As of December 31, 2019 and 2020, there were RMB342,243,484 and RMB207,249,251, respectively, unrecognized share based compensation expenses related to the restricted share.

F-3
5

Notes to the Combined and Consolidated Financial Statements (Continued)

1 5 .	Net income (loss) per share and net loss attributable to ordinary shareholders
The Group’s convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if
converted basis.
For the year ended December 31, 2019, the Group used the
two-class
method of computing basic earnings per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata
basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Diluted net income per share for the year ended December 31, 2019 is computed using as-if-converted
method and assumes the vest of restricted share units using the treasury stock method as this method is more dilutive than the two-
class method.
Upon the consummation of the Company’s IPO on July 17, 2019, the convertible redeemable preferred shares were automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.
Basic and diluted net income (loss) per share for each of the years presented were calculated as follows
:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Basic net income (loss) per share calculation
Numerator:
Net income (loss) attributable to DouYu Holdings Limited shareholders	(876,279,828)	39,753,232	485,498,597
Deemed dividend	(6,661,667)	—	—
Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	—	(14,283,763)	—

Net income (loss) attributable to ordinary shareholders for computing basic net income (loss) per share	(882,941,495)	25,469,469	485,498,597

Denominator:
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	8,115,160	19,254,661	31,963,526

Basic net income (loss) per ordinary share	(108.80)	1.32	15.19

Diluted net income (loss) per share calculation
Numerator:
Net income (loss) attributable to ordinary shareholders of DouYu Holdings Limited	(882,941,495)	25,469,469	485,498,597
Add: undistributed earnings allocated to participating securities	—	14,283,763	—

Net income (loss) attributable to ordinary shareholders for computing diluted net income (loss) per ordinary share	(882,941,495)	39,753,232	485,498,597

Denominator:
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	8,115,160	19,254,661	31,963,526
Add: conversion of convertible redeemable preferred shares into ordinary shares	—	10,798,380	—
Restricted Share Units	—	1,389,890	1,049,156

Weighted average ordinary shares used in computing diluted income (loss) per ordinary share	8,115,160	31,442,931	33,012,682

Diluted net income (loss) per ordinary share	(108.80)	1.26	14.71

F-3
6

Notes to the Combined and Consolidated Financial Statements (Continued)

1 5 .	Net income (loss) per share and net loss attributable to ordinary shareholders (Continued)

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Convertible Redeemable Preferred Equity/Shares	19,906,105	—	—
Restricted Share Units	2,098,069	—	—

Total	22,004,174	—	—

1 6 .	Statutory reserves and restricted net assets
As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in
capital, additional
paid-in
capital, and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of
December 31, 2020, total restricted net assets were
RMB3,476,357,108.

1 7 .	Segment Information
The Group uses the management approach to determine operation segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance.
The Group’s CODM has been identified as the Chief Executive Officer. Before October 2018, the Group operated and managed its business in PRC China as a single operating segment. In October 2018, the Group acquired a business which operates a live stream platform mainly in Southeast Asia (“Nonolive”) and identified it as a new operating segment. In August 2019, the Group set up “DouYu Japan” which operates a live streaming platform in Japan with a third party. The Group has determined that Nonolive and DouYu Japan do not meet the quantitative thresholds for a reportable segment under ASC 280-10-50 in the year ended December 31, 2020, therefore, does not result in a reportable segment.
The following table summarizes the revenue by type of service provided by the Group:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Live streaming	3,147,196,247	6,617,291,032	8,852,225,839
Advertisement	342,169,195	513,265,806	645,227,128
Other	165,017,684	152,673,415	104,420,970

Total	3,654,383,126	7,283,230,253	9,601,873,937

99.8%, 99.5% and 98.8% of the Group’s revenue for the years ended December 31, 2018, 2019 and 2020, respectively, were generated from the PRC. As of December 31, 2019 and 2020, 100% and 100% of long-lived assets of the Group were located in the PRC.
There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2018, 2019 and 2020, respectively.

F-3
7

Notes to the Combined and Consolidated Financial Statements (Continued)

1 8 .	Related party transactions
The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group

Tencent Holdings Limited (“Tencent Group”)	Parent company of one of our ordinary shareholders
For the years ended December 31, 2018, 2019 and 2020, significant related party transactions were as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Live streaming revenue derived from
Equity method investees- talent agencies	25,164,152	78,933,963	23,679,248
Tencent Group	3,405,827	—	—

Total	28,569,979	78,933,963	23,679,248

Advertisement revenue derived from
Tencent Group	27,483,962	2,699,737	743,697

Other revenue derived from
Tencent Group	19,892,736	26,581,068	8,282,751
Equity method investees- talent agencies	—	—	204,533

Total	19,892,736	26,581,068	8,487,284

Bandwidth fees paid to
Tencent Group	258,981,005	230,752,735	212,785,773

Revenue sharing fees and content cost paid to
Tencent Group	—	4,986,374	6,202,423
Equity method investees- talent agencies	229,901,724	715,473,955	435,496,349

Total	229,901,724	720,460,329	441,698,772

Payment handling fees paid to
Tencent Group	12,656,246	29,546,113	36,033,966

Content rights purchased from
Tencent Group	116,100,000	112,354,423	75,528,302

F-3
8

Notes to the Combined and Consolidated Financial Statements (Continued)

1 8 .	Related party transactions (Continued)

As of December 31, 2018, 2019 and 2020, the amounts due from/to related parties are as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Amount due from related parties
Tencent Group	56,840,030	23,935,019	9,045,078
Equity method investees- talent agencies	7,230,184	108,831	—

Total	64,070,214	24,043,850	9,045,078

Amount due to related parties
Tencent Group	227,897,451	251,069,127	201,579,602
Beijing Sequoia Xinyuan Equity Investment Center LLP (1)	1,355,094,229	—	—
Shaojie Chen	39,995,000	—	—
Equity method investees- talent agencies	5,320,840	47,663,895	21,945,327

Total	1,628,307,520	298,733,022	223,524,929

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

1 9 .	Leases
The Group’s leases consist of operating leases for administrative office spaces in different cities of Asia. As of December 31, 2020 the Group had no long-term leases that were classified as a financing lease.
For the year ended December 31, 2020, the lease expense is as:

Year ended December 31, 2020
RMB

Operating lease expense	44,300,218
Short-term lease expense	7,781,246

Total lease expense	52,081,464

Operating lease expenses were RMB36,914,653 and
RMB39,845,627

for the year ended December 31, 2018 and 2019 prior to the adoption of the lease ASUs.

F-3
9

Notes to the Combined and Consolidated Financial Statements (Continued)

1 9 .	Leases (Continued)

Supplemental consolidated balance sheet information related to leases was as follows:

As of December 31, 2020
RMB
Operating lease:
Operating leases right-of-use assets	62,141,054
Current portion of lease liabilities	36,280,773
Non-current portion of lease liabilities	16,951,948
Total operating lease liabilities
Weighted-average remaining lease term (in years) – operating leases	1.75
Weighted-average discount rate – operating leases	4.25%
Supplemental cash flow information related to leases are as follows:

For the year ended December 31,2020
RMB

Cash paid for operating leases	54,493,222
Lease liabilities arising from obtaining right-of-use assets	25,873,961
As of December 31, 2020, future minimum lease payments under non-cancellable
operating lease agreements for which the Group has recognized operating lease right-of-use
assets and liabilities are as follows:

Years ending	RMB

2021	39,752,994
2022	12,610,408
2023	4,498,810
2024 and thereafter	254,800

Total undiscounted cash flows	57,117,012
Less: imputed interest	3,884,291

Total	53,232,721

Lease liabilities due within one year	36,280,773
Lease liabilities due after one year	16,951,948
As of December 31, 2019, the future minimum lease payments under non-cancelable operating lease agreements based on ASC 840 are as follows:

Years ending	RMB
2020	45,023,403
2021	26,297,961
2022	11,451,395
2023	1,297,103
2024 and thereafter	—

20.	Commitments and contingencies
Contingencies
The Group is subject to other periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

21 .	Subsequent events
The Group has evaluated subsequent events through April 30, 2021, which is the date when the combined and consolidated financial statements were issued.

F-
40

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY
DOUYU INTERNATIONAL HOLDINGS LIMITED
CONDENSED BALANCE SHEETS

	As of December 31,
	2019	2020
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	7,140,577,532	4,449,399,546	681,900,314
Short-term deposits	—	1,370,229,000	209,996,782
Prepayments	838,398	889,759	136,362
Other current assets	56,840,976	24,267,221	3,719,113
Amount due from subsidiaries and VIEs	39,995,433	38,099,544	5,839,010

Total current assets	7,238,252,339	5,882,885,070	901,591,581
Other non-current assets	—	—	—
Investments in subsidiaries and VIEs	124,167,455	1,118,657,273	171,441,728

Total assets	7,362,419,794	7,001,542,343	1,073,033,309

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilitie s	60,938,325	19,118,882	2,930,097
Amount due to subsidiaries and VIEs	339,159	317,218	48,616
Deferred revenue	13,162,958	12,311,427	1,886,809

Total current liabilities	74,440,442	31,747,527	4,865,522
Non-current liabilities	46,070,348	30,778,568	4,717,022

Total liabilities	120,510,790	62,526,095	9,582,544

Shareholders’ equity (deficit)
Ordinary shares (US$0.0001 p ar value, 500,000,000 s hares authorized, 34,568,689 shares issued, 32,751,819 and 33,445,346 shares outstanding as of December 31, 2019 and 2020, respectively)	22,144	22,630	3,468
Treasury shares (291,207 and 1,177,499 shares as of December 31, 2019 and 2020, respectively)	(168,567,125)	(695,097,853)	(106,528,407)
Additional paid-in capital	10,324,277,855	10,486,398,881	1,607,110,940
Accumulated deficit	(3,348,717,860)	(2,863,219,263)	(438,807,550)
Accumulated other comprehensive income	434,893,990	10,911,853	1,672,314

Total shareholders’ equity	7,241,909,004	6,939,016,248	1,063,450,765

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,362,419,794	7,001,542,343	1,073,033,309

F-
41

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY
DOUYU INTERNATIONAL HOLDINGS LIMITED
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
General and administrative expenses	(11,697,585)	(41,464,310)	(63,824,140)	(9,781,477)
Research and development expenses	—	—	(3,787,468)	(580,455)
Other operating income (expense), net	(338)	6,508,518	13,014,651	1,994,583
Interest income	68,216,989	148,245,151	116,756,835	17,893,768
Equity in equity (deficit) of subsidiaries and VIE	(932,798,894)	(73,536,127)	423,338,719	64,879,494

Net income (loss)	(876,279,828)	39,753,232	485,498,597	74,405,913

Other comprehensive income (loss):
Foreign currency translation adjustm e nt	325,593,213	109,300,777	(423,982,137)	(64,978,105)

Comprehensive income (loss)	(550,686,615)	149,054,009	61,516,460	9,427,808

F-
42

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY
DOUYU INTERNATIONAL HOLDINGS LIMITED
CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(876,279,828)	39,753,232	485,498,597	74,405,913
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss from equity in earnings of subsidiaries and VIEs	932,798,894	73,536,127	(423,338,719)	(64,879,494)
Share-based compensation	—	23,241,480	16,059,123	2,461,168
Changes in operating assets and liabilities:
Prepayments	(49,333)	(789,065)	(51,361)	(7,871)
Other current assets	(60,502,935)	3,661,959	32,573,755	4,992,146
Other non-current assets	(6,353,017)	—	—	—
Amount due from subsidiaries and VIEs	(426)	(39,995,000)	1,895,888	290,557
Accrued expenses and other current liabilities	11,842,346	(4,197,822)	11,474,356	1,758,522
Amount due to subsidiaries and VIEs	333,665	—	—	—
Other liabilities	—	59,233,306	(16,143,311)	(2,474,071)

CASH PROVIDED BY OPERATING ACTIVITIES	1,789,366	154,444,217	107,968,328	16,546,870
Purchases of short-term investments	—	—	(1,370,229,000)	(209,996,782)
Investment in subsidiaries	(1,853,885,036)	(151,881,863)	(425,088,709)	(65,147,695)

CASH USED IN INVESTING ACTIVITIES	(1,853,885,036)	(151,881,863)	(1,795,317,709)	(275,144,477)
Proceeds on issuance of ordinary shares through IPO	5,207	3,422,497,233	—	—
Deferred offering cost	(6,876,834)	—	—	—
Payment of deferred offering costs	—	(36,249,484)	—	—
Repurchase of ordinary shares	—	(115,273,325)	(579,824,528)	(88,861,997)
Capital contribution from convertible redeemable preferred shareholders	4,026,518,012	—	—	—
Capital investment from a preferred shareholder in connection with 2018 Restructuring	1,260,439,815	—	—	—

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	5,280,086,200	3,270,974,424	(579,824,528)	(88,861,997)

Effect of foreign exchange rate changes	329,743,960	109,306,264	(424,004,077)	(64,981,468)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,757,734,490	3,382,843,042	(2,691,177,986)	(412,441,072)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	3,757,734,490	7,140,577,532	1,094,341,386

CASH AND CASH EQUIVALENTS AT YEAR END	3,757,734,490	7,140,577,532	4,449,399,546	681,900,314

Supplemental disclosure on non-cash investing and financing activities:
Deferred offering costs payable	6,353,017	—	—	—
Payable for repurchase of ordinary shares not yet paid	—	53,293,800	—	—

F-
43

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
2. The condensed financial information has been prepared using the same accounting policies as set out in the combined and consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments— Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in subsidiaries and VIEs” and the subsidiaries and VIEs’ profit or loss as “Loss from equity in earnings of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
3. For the years ended December 31, 2018, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.
4. Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.5250, as set forth in H.10 statistical release of the Federal Reserve Board on December 31, 2020. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2020, or at any other rate.

F-4
4