Form 20-F
period 2021-12-31
DouYu International Holdings Ltd
filed 2022-04-29
CIK 1762417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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
32,327,391 ordinary shares, par value $0.0001 per share as of December 31, 2021.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☒	Accel e rated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eff ectiveness
of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing
:

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

INTRODUCTION
Except where the context otherwise indicates and for the purpose of this annual report only:

•
“active users” refers to users who visited our platform through a PC or mobile app at least once in a given period; the number of active PC users is measured as the number of independent cookies generated by our website when users visited our platform through a PC in a given period, and the number of active mobile users is measured as the number of mobile devices that launched our mobile apps in a given period. The number of active users is calculated by treating each distinguishable independent cookie or mobile device as a separate user even though some individuals may access our platform with more than one independent cookie or using more than one mobile device and multiple individuals may access our services with the same independent cookie or using the same mobile device;

•	“ADSs” refers to the American Depositary Shares, every 10 ADSs represent one ordinary share, par value US$0.0001 per share;

•	“annual paying users” refer to the total paying users for a given year after removing double-counting because of multiple payments;

•	“ARPPU” refers to average livestreaming revenue per paying user in a given period;

•	“average mobile MAUs” for a given period of time is calculated by dividing (i) the sum of active mobile users for each month of such period by (ii) the number of months in such period;

•
“average next-month active user retention rate” for any period is calculated by dividing (i) the sum of next-month active user retention rate for each month of such period by (ii) the total number of months in such period;

•
“average total eSports MAU” refers to the average total eSports MAUs during a given period of time calculated by dividing (i) the sum of active users, including active PC users and active mobile users who accessed game-themed channels on our platform in each month of such period by (ii) the number of months in such period;

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

•
“next-month active user retention rate” is calculated by dividing (i) the sum of active users who visited our platform through a PC or mobile app at least once in the next month after a given month by (ii) the sum of all active users in that given month;

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

•	“Penguin” or “Penguin Business” refers to the game livestreaming business operated by the Tencent group under the “Penguin e-Sports” brand;

•
“quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period by (ii) the number of quarters in such period;

•	“Reassignment” refers to the proposed reassignment of the Penguin Business by Nectarine to DouYu, whereby upon its completion, we will beneficially own and operate the Penguin Business;

•	“Reassignment Agreement” refers to the reassignment agreement, dated October 12, 2020, by and between Nectarine and us;

•	“registered streamer” refers to a user that has been registered on our platform as a streamer;

•
“registered user” refers to a user that has registered and logged onto our platform at least once since registration. We calculate registered users as the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered users we present in this annual report may not equal to the number of unique individuals who are our registered users;

•	“retention rate” refers to the percentage of users who make at least one repeat use after a certain duration;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“RSU” refers to restricted share unit;

•	“Tencent” refers to Tencent Holdings Limited;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•
“We,” “Us,” “Our company,” “the Group,” “Our,” or “Douyu” refers to DouYu International Holdings Limited, a Cayman Islands exempted company and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, the variable interest entities (“VIEs”) and their subsidiaries. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts;

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
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING INFORMATION
This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

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
Our Contractual Arrangements and Corporate Structure
We are a Cayman Islands holding company instead of an operating company in China. We conduct our operations in China through our PRC subsidiaries and consolidated variable interest entities (“the VIEs”). Currently we conduct substantially all of our business operations in the PRC through Douyu Yule, our subsidiary incorporated in the PRC, and the VIEs. Douyu Yule controls Wuhan Ouyue and Wuhan Douyu, and the VIEs in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Wuhan Ouyue and Wuhan Douyu. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs accounted for 99%, 91% and 98%, respectively, of our total net revenues. As of December 31, 2020 and 2021, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled 27% and 27% of our consolidated total assets as of the same dates, respectively. As used in this annual report, “we,” “us,” “our company,” “the Group,” “our,” or “Douyu” refers to DouYu International Holdings Limited and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, the consolidated VIEs. “Douyu Yule” refers to Wuhan Douyu Culture Network Technology Co., Ltd., “Wuhan Ouyue” refers to Wuhan Ouyue Online TV Co., Ltd., and “Wuhan Douyu” refers to Wuhan Douyu Internet Technology Co., Ltd. We refer to Wuhan Douyu Education Consulting Co., Ltd., Wuhan Yuwan Culture Media Co., Ltd., Wuhan Yuxing Tianxia Culture Media Co., Ltd., Wuhan Yuyin Raoliang Culture Media Co., Ltd., Wuhan Yu Leyou Internet Technology Co., Ltd., and Wuhan Yule as the PRC subsidiaries in the context of describing of their activities. We refer to Wuhan Ouyue and Wuhan Douyu as the VIEs in the context of describing their activities and contractual arrangements with us. The VIEs primarily conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which we own equity, and our Company does not conduct operations by itself. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC
residents may never directly hold equity interests in the VIEs under current PRC laws and regulations.
We and our direct and indirect subsidiaries do not, and it is virtually impossible us to, have any equity interests in the VIEs in practice because current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of our business. These contractual arrangements entered into with the VIEs allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement and cooperation agreement, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP. The VIEs are owned by certain nominee shareholders, and not by us. All of these nominee shareholders are also beneficial owners of the Company. For more details of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. If the VIEs or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over the VIEs. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”
Our corporate structure involves unique risks to investors in the ADSs. Our contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for a detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that have significantly affected our industry and we cannot rule out the possibility that it will, in the future, further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.
You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below, please find a summary of the principal risks and uncertainties we face organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”
Recent Regulatory Development on Cybersecurity in the PRC
On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. The Data Security Law also requires data processing operators to establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security.
On December 28, 2021, the Cyberspace Administration of China, or the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that procure inertent products and servies and network platform operators engaging in data processing activities are subject to cybersecurity review under the Cybersecurity Review Measures if their activities affect or may affect national security. The relevant competent governmental authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed on a foreign stock exchange, must be subject to the cybersecurity review.
On November 14, 2021, the CAC published the Draft Measures for Internet Data Security, which provide that data processors conducting certain activities must apply for cybersecurity review, including, among others, merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests that affects or may affect national security and the listing abroad of data processors processing over one million users’ personal information. The Draft Measures for Internet Data Security also require data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within 15 working days after identifying its important data, formulating data security training plans, and organizing data security education and training for all staff every year, and that the education and training time of data-security-related technical and management personnel shall not be less than 20 hours per year. The Draft Measures for Internet Data Security also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. As advised by our PRC legal counsel, the Draft Measures for Internet Data Security have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of the Draft Measures for Internet Data Security mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies, such as us, that have been listed on overseas stock exchange, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning or sanctions in such respect or any regulatory objections to our listing status from the CAC.
Potential Approval or Filing of CSRC of other PRC Government Authorities Required for the Listing of our ADSs
On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On December 24, 2021, the CSRC published the Administrative Provisions and the Draft Measures for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Draft Measures also provide that a China-based company that has been listed in an overseas market is also required to file with the CSRC within three business days for its follow-on offering of securities in the overseas market after the completion of the issuance. However, there is no timetable as to when these drafts will be enacted.
As of the date of this annual report, the Administrative Provisions and the Draft Measures have not been adopted. The interpretation and implementation of these opinions and new rules remain unclear at this stage. We cannot assure you that we will not be required to obtain the approval of or file with the CSRC or other regulatory authorities to maintain the listing status of our ADSs on Nasdaq or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from or filing with the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings.
As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.
Material Licenses and Permits
Our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry.”
Transfer of Funds and Other Assets
DouYu International Holdings Limited, our Cayman Islands holding company, transfers cash to our wholly-owned Hong Kong subsidiary (through intermediate holding companies in the British Virgin Islands), by making capital contributions or providing loans, and our Hong Kong subsidiary transfers cash to our PRC subsidiaries by making capital contributions or providing loans to them.
Because DouYu International Holdings Limited and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2019, 2020 and 2021, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities.

As of December 31, 2021, DouYu International Holdings Limited had made cumulative capital contributions of US$250.0 million to our PRC subsidiaries through our intermediate holding company, and those contributions were accounted as long-term investments of DouYu International Holdings Limited. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2020 and 2021, the loan balance owed under the VIE agreements was US$54.5 million and US$48.0 million, respectively. In 2019, 2020 and 2021, the VIEs transferred RMB5,062.2 million, RMB866.3 million and RMB937.9 million (US$147.2 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees.
The VIEs may transfer cash to Douyu Yule by paying service fees according to the respective exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and Douyu Yule, each of the VIEs agrees to pay Douyu Yule for services related to business support, technical and consulting services, including technical services, network support, business consultation, intellectual property licensing, equipment leasing, market consultancy, system integration, product research and development and system maintenance at an amount equal to all of the net profit of each of the VIEs, subject to adjustment at Douyu Yule’s sole discretion. For details of the contractual arrangements with the VIE, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders.”
As of December 31, 2020 and 2021, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries were RMB2,493.8 million and RMB3,278.2 million (US$514.4 million), respectively. There were no other assets transferred between VIEs and non-VIEs
in 2019, 2020 and 2021.

Condensed Consolidating Schedule
The following tables set forth the summary condensed consolidated balance sheets data as of December 31, 2020 and 2021 of (i) our Company and our subsidiaries and (ii) the VIEs and VIEs’ subsidiaries, and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2019, 2020 and 2021. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. The historical results of us and the VIEs and VIEs’ subsidiaries are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31, 2019
	Our Company	VIEs and VIEs’ subsidiaries	Our subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and (ii)the VIEs and VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net revenues (1)	—	7,207,666	4,794,355	(4,718,791)	7,283,230
Total operating cost and expenses (1)	(34,956)	(6,246,296)	(5,852,439)	4,718,791	(7,414,900)
(Loss) income from operations	(34,956)	961,370	(1,058,084)	—	(131,670)

Total other income (expenses)	148,245	20,786	(771)	—	168,260
Income(loss) from equity in affiliates	—	2,878	(6,120)	—	(3,242)
Loss from equity in subsidiaries and the VIEs and VIEs’ subsidiaries (2)	(73,536)	—	—	73,536	—
Net income (loss)	39,753	985,034	(1,064,975)	73,536	33,348

	For the Year Ended December 31, 2020
	Our Company	VIEs and VIEs’ subsidiaries	Our subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and (ii)the VIEs and VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net revenues (1)	—	8,697,485	2,305,426	(1,401,037)	9,601,874
Total operating cost and expenses (1)	(54,597)	(8,234,402)	(2,451,850)	1,401,037	(9,339,812)
(Loss) income from operations	(54,597)	463,083	(146,424)	—	262,062

Total other income (expenses)	116,757	(31,635)	56,245	—	141,367
Income(loss) from equity in affiliates	—	1,283	23	—	1,306
Income from equity in subsidiaries and the VIEs and VIEs’ subsidiaries (2)	423,339	—	—	(423,339)	—
Net income (loss)	485,499	432,731	(90,156)	(423,339)	404,735

	For the Year Ended December 31, 2021
	Our Company	VIEs and VIEs’ subsidiaries	Our subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and (ii)the VIEs and VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net revenues (1)	—	8,965,084	1,824,996	(1,624,749)	9,165,331
Total operating cost and expenses (1)	(110,279)	(8,623,534)	(2,704,928)	1,624,749	(9,813,992)
(Loss) income from operations	(110,279)	341,550	(879,932)	—	(648,661)

Total other income (expenses)	33,568	32,066	(22,094)	—	43,540
Income(loss) from equity in affiliates	—	14,503	(29,631)	—	(15,128)
Loss from equity in subsidiaries and the VIEs and VIEs’ subsidiaries (2)	(505,172)	—	—	505,172	—
Net income (loss)	(581,883)	388,119	(931,657)	505,172	(620,249)

Notes:

(1)	The eliminations are mainly related to the service fees charged between our subsidiaries and VIEs.
(2)	The eliminations are mainly related to the investment loss picked up from subsidiaries and VIEs.

	As of December 31, 2020
	Our Company	VIEs and VIEs’ subsidiaries	Our subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and (ii)the VIEs and VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	4,449,400	577,711	252,791	—	5,279,902
Restricted cash	—	11,243	632	—	11,875
Short-term bank deposits	1,370,229	860,000	—	—	2,230,229
Accounts receivable, net	—	187,884	11,860	—	199,744
Prepayments	890	63,120	2,247	—	66,257
Other current assets	24,267	157,178	55,259	—	236,704
Investments in subsidiaries and the VIEs and VIEs’ subsidiaries (1)	1,118,657	8,000	—	(1,126,657)	—
Amounts due from internal companies (2)	38,100	—	2,841,112	(2,879,212)	—
Amounts due from related parties	—	8,465	580	—	9,045
Property and equipment, net	—	15,236	22,556	—	37,792
Intangible assets, net	—	102,837	38,835	—	141,672
Long-term bank deposits	—	100,000	—	—	100,000
Investments	—	302,111	198,548	—	500,659
Goodwill	—	—	12,933	—	12,933
Right-of-use assets	—	32,362	29,779	—	62,141
Other non-current assets	—	4,766	14,238	—	19,004
Total assets	7,001,543	2,430,913	640,258	(4,005,869)	8,907,957

Accounts payable		868,772	251,426	(134,125)	986,073
Advances from customers		9,700	1,211	—	10,911
Deferred revenue	12,311	225,282	4,420	—	242,013
Accrued expenses and other current liabilities	19,119	208,531	156,391	—	384,041
Amounts due to internal companies (2)	317	—	2,841,112	(2,841,429)	—
Amounts due to related parties		215,467	8,058	—	223,525
Lease liabilities due within one year		17,175	19,106	—	36,281
Lease liabilities		13,038	3,914	—	16,952
Other liabilities	30,779	—	—	—	30,779
Total liabilities	62,526	1,557,965	3,285,638	(2,975,554)	1,930,575

Total shareholders’ equity	6,939,017	872,948	195,732	(1,030,315)	6,977,382

Total liabilities and shareholders’ equity	7,001,543	2,430,913	3,481,370	(4,005,869)	8,907,957

	As of December 31, 2021
	Our Company	VIEs and VIEs’ subsidiaries	Our subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and (ii)the VIEs and VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	4,206,259	189,363	60,784	—	4,456,406
Restricted cash	—	10,703	—	—	10,703
Short—term bank deposits	956,355	820,000	300,000	—	2,076,355
Accounts receivable, net	—	179,041	12,348	—	191,389
Prepayments	11,476	62,633	6,608	—	80,717
Other current assets	14,644	293,554	68,169	—	376,367
Investments in subsidiaries and the VIEs and VIEs’ subsidiaries (1)	1,158,039	—	—	(1,158,039)	—
Amounts due from internal companies (2)	—	—	3,584,797	(3,584,797)	—
Amounts due from related parties	—	36,879	280	—	37,159
Property and equipment, net	—	7,688	17,423	—	25,111
Intangible assets, net	—	124,766	36,774	—	161,540
Long—term bank deposits	—	100,000	—	—	100,000
Investments	—	252,607	238,818	—	491,425
Goodwill	—	—	12,637	—	12,637
Right-of-use assets	—	60,037	12,272	—	72,309
Other non-current assets	—	59,613	5,172	—	64,785
Total assets	6,346,773	2,196,884	4,356,082	(4,742,836)	8,156,903
Accounts payable	—	851,736	104,531	(132,139)	824,128
Advances from customers	—	7,474	2	—	7,476
Deferred revenue	12,030	216,716	6,388	—	235,134
Accrued expenses and other current liabilities (2)	57,801	255,958	144,569	—	458,328
Amounts due to internal companies	310	—	3,584,487	(3,584,797)	—
Amounts due to related parties	—	283,758	9,750	—	293,508
Lease liabilities due within one year	—	26,589	3,828	—	30,417
Lease liabilities	—	30,576	702	—	31,278
Other liabilities	18,045	—	—	—	18,045
Total liabilities	88,186	1,672,807	3,854,257	(3,716,936)	1,898,314

Total shareholders’ equity	6,258,587	524,077	509,825	(1,025,900)	6,258,589

Total liabilities and shareholders’ equity	6,346,773	2,196,884	4,356,082	(4,742,836)	8,156,903

Notes:

(1)	The eliminations are mainly related to the investments and loans to subsidiaries and VIEs.
(2)	The eliminations are mainly related to the service fees balance between subsidiaries and VIEs.

	For the Year Ended December 31, 2019
	Our Company	VIEs and VIEs’ subsidiaries	Our subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and (ii)the VIEs and VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net cash provided by operating activities (1)	154,444	816,656	4,904,276	(5,062,200)	813,176

Net cash used in investing activities (2)	(151,882)	(133,917)	(112,636)	152,132	(246,303)

Net cash provided by (used in) financing activities (2)	3,270,974	(1,363,044)	140,534	(152,132)	1,896,332

	For the Year Ended December 31, 2020
	Our Company	VIEs and VIEs’ subsidiaries	Our subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and (ii)the VIEs and VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net cash provided by operating activities (1)	107,968	899,235	526,721	(866,275)	667,649

Net cash used investing activities (2)	(1,795,318)	(1,179,666)	(93,408)	455,772	(2,612,620)

Net cash (used in) provided by financing activities (2)	(579,825)	—	556,402	(455,772)	(479,195)

	For the Year Ended December 31, 2021
	Our Company	VIEs and VIEs’ subsidiaries	Our subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and (ii)the VIEs and VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities (1)	(1,763)	(402,928)	756,307	(937,874)	(586,258)

Net cash (used in) provided by investing activities (2)	(10,685)	14,040	(404,344)	381,860	(19,129)

Net cash (used in) provided by financing activities (2)	(107,152)	—	381,860	(381,860)	(107,152)

Notes:

(1)	The eliminations are mainly related to the investments and loans to subsidiaries and VIEs.
(2)	The eliminations are mainly related to the payment of service fees between subsidiaries and VIEs.
Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors
In the future, if or when we become profitable, DouYu International Holdings Limited’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to DouYu International Holdings Limited. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.
Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to DouYu International Holdings Limited. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.
For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Taxation on Dividends or Distributions
As advised by our PRC counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. DouYu International Holdings Limited has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—10.E. Taxation.”
Implication of the Holding Foreign Companies Accountable Act
The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditors are subject to the determinations. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. Accordingly, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021, and became effective on January 10, 2022. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—D. Risk Factors—Our ADSs may be delisted and our ADSs and shares may be prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China, which may materially and adversely affect the value of your investment.”

3.A.	[Reserved]

3.B.	Capitalization and Indebtedness
Not applicable.

3.C.	Reason for the Offer and Use of Proceeds
Not applicable.

3.D.	Risk Factors
Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Related to Doing Business in China

•
Uncertainties in the interpretation and enforcement of PRC laws and regulations, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could limit the legal protections available to you and us.

•
Regulation and censorship of information disseminated over mobile devices and the Internet in China may adversely affect our business and subject us to liability for streaming content or posted on our platform.

•
Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

•	Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

•	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report.

•
Our ADSs may be delisted and our ADSs and shares may be prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China, which may materially and adversely affect the value of your investment.

•
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter
trading. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.

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
Risks Related to Our Corporate Structure

•
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Douyu. If the PRC government finds such agreements non-compliant
with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

•	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

•
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

•	We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

•
We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

•
Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

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

•	We were likely a passive foreign investment company, or PFIC, for 2021 and there is a significant risk that we will be a PFIC for 2022 and possibly subsequent taxable years.
Risks Related to Doing Business in China
Uncertainties in the interpretation and enforcement of PRC laws and regulations, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could limit the legal protections available to you and us.
The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. Our PRC subsidiaries and the VIEs, in particular Douyu Yule, a wholly foreign-owned enterprise, is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings, and the level of legal protection we enjoy, than in more developed legal systems.
The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected our industry and our business, and we cannot rule out the possibility that it will, in the future, release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.
However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.
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

Regulation and censorship of information disseminated over mobile devices and the Internet in China may adversely affect our business and subject us to liability for streaming content or posted on our platform.
Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by revoking the licenses of, any Internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in recent years, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security have jointly or independently been launching a series of “Cleaning Up the Internet” campaigns. Based on publicly available information, these campaigns are aimed to eliminate pornographic, harmful and illegal information and content from the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. For example, in 2020, the Ministry of Public Security launched a “Cleaning Up the Internet 2020” campaign, which is aimed at cracking down on illegal or criminal activities in relation to telecommunication network fraud, online gambling, online “water army” and other severe illegal or criminal activities. In 2021, the Office of the Anti-Pornography and Illegal Publications Working Group, together with relevant PRC government authorities, launched a “Cleaning Up the Internet 2021” campaign, which is aimed to eliminate pornographic, violent, terrorist, and superstitious information and content and other inappropriate contents from the livestreaming, online games, network literature industries, pop-up
advertising and online social media platforms. During the campaigns, relevant government authorities have shut down certain websites, removed certain links and closed certain accounts. Certain Chinese Internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. At the press conference held recently, the officials from the CAC confirmed that the regulators would launch the “Cleaning Up the Internet 2022” campaign in 2022 with a key focus on regulating issues in certain areas, including among others, short videos, livestreaming, network environment for minors during summer holiday, application information services and application algorithms. On April 15, 2022, the CAC, the State Taxation Administration, or the SAT, and the State Administration for Market Regulation, or the SAMR jointly launched a two-month
“Cleaning Up” campaign to regulate the chaos in the livestreaming and short video industry. The campaign is aimed to regulate “pornographic, ugliness, bizarre, fake, vulgar and gambling” contents and other illicit contents and rectify prominent issues in the industry, such as “key opinion leaders’ chaos”, excessive reward, illegal profit and malicious marketing.
We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.” Although we employ these methods to filter content posted on our platform, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant
with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, confiscation of illegal income, suspension or revocation of our licenses to operate in China or a suspension or ban on our mobile or online platform, including suspension or closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.
Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.
Our revenues are substantially sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 40 years, growth has been uneven across different regions and among different economic sectors, and the rate of growth has been slowing.

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
The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position.
Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.
While participating on our platform, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of a livestreaming platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.
Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation.
We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cyber Security Law, to ensure the confidentiality, integrity and availability of the information of our users, third-party agents, content providers and other data, which is also essential to maintaining their confidence in our services. However, the regulatory framework for the collection, protection, use, sharing, transfer and other processing of data worldwide is rapidly evolving and remains uncertain. For example, the SCNPC, promulgated the Cyber Security Law in November 2016, which requires network operators to perform certain functions related to cyber-security protection and strengthened network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity and confidentiality and usability of network data.
Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning cybersecurity and data protection. The interpretation and application of cybersecurity, information security, privacy and data protection laws in China are often uncertain and in flux. It is possible that existing or newly introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect our business practice and force us to change our business practices. For example, on August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law also provides specific protection requirements for processing personal information, and such requirements remain to be clarified by governmental authorities and courts in practice. We may be required to make adjustments to our business practices to comply with the personal information protection laws and regulations. In June 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the importance of data and provides a national security review procedure for those data activities, which may affect national security and imposes export restrictions on certain data and information.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure inertent products and servies and network platform operators engaging in data processing activities are also subject to cybersecurity review under the Cybersecurity Review Measures if their activities affect or may affect national security. The relevant competent governmental authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. In addition, the Cybersecurity Review Measures provide that network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before listing on a foreign stock exchange. As of the date of this annual report, we have not received any notice from any authorities identifying us as a critical information infrastructure operator or requiring us to undertake a cybersecurity review.
However, as the Cybersecurity Review Measures are recently issued, we still face uncertainties that the measures may be interpreted or implemented in ways that will negatively affect us.
In addition, on November 14, 2021, the CAC published Measures on Network Data Security Management (Draft for Comment), or the Draft Measures for Internet Data Security, which provides that data processors conducting certain activities must apply for cybersecurity review, including, among others, merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests and how this affects or may affect national security and listing abroad of data processors processing over one million users’ personal information. The Draft Measures for Internet Data Security also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so. As advised by Han Kun Law Offices, our PRC legal counsel, the Draft Measures for Internet Data Security have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. We cannot predict the impact of the draft measures, if any, at this stage. If a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and making necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of the Draft Measures for Internet Data Security mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on overseas stock exchanges, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
Compliance with the above PRC laws and regulations as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including laws and regulations regarding cybersecurity, information security, privacy and data protection, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. For example, in July 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law, which further emphasized to improve relevant laws and regulations on data security, cross-border data transmission and confidential information management. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection.
While we have taken various measures to comply with all applicable laws and regulations regarding cybersecurity, information security, privacy and data protection in China, we cannot assure you that the measures we have taken or will take are adequate underthese laws and regulations, and we may be held liable in the event of any breach of the relevant requirements under or other relevant laws and regulations. Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could cause our users to lose trust in us and could expose us to legal claims or penalties. Any perception by the public that privacy of user information or data security are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant contracts. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and have cooperated, and will continue cooperating in the future, with the competent regulators in these respects. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, shares and/or other securities. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Any failure or perceived failure by us to comply with Anti-monopoly Guidelines on Platform Economies and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
In recent years, PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the NDRC and the State Administration for Industry and Commerce (the predecessor of the SAMR), respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authority to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. In November 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in the PRC, especially to strengthen oversight and law enforcement in areas involving innovation, science and technology, information security and people’s livelihood.
The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. In February 2021, the Anti-monopoly Commission of the State Council published the Anti- monopoly Guidelines on Platform Economies. These guidelines prohibit monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition in the field of platform economies. More specifically, the Anti-monopoly Guidelines on Platform Economies outline certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, refusing to deal with counterparties on reasonable conditions, using bundle services to sell services or products, and compulsory collection of users’ unnecessary data. The Anti-monopoly Guidelines on Platform Economies further expressly state that concentration involving VIE will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review. In addition, Anti-monopoly Guidelines on Platform Economies reinforce antitrust merger review for internet platform related transactions to safeguard market competition. Since the Anti-monopoly Guidelines on Platform Economies are relatively new and may be subject to interpretation by the regulators in the process of implementing such guidelines, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us. Furthermore, on October 23, 2021, the SCNPC issued a consultation draft of the amended Anti-monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of sales revenue of the preceding financial year if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. See “Item 4. Information of the Company—4.B. Business Overview—Regulation.”
We may be involved in investigations, inquiries, claims, complaints or other administrative requirements in relation to anti-monopoly laws and regulations in the PRC from time to time. In the case of our failure or perceived failure to comply with these laws and regulations and new legislations or guidelines to be promulgated from time to time, governmental agencies and regulators may, among other things, prohibit or rescind our acquisitions, divestitures, or combinations, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. Any anti-monopoly related lawsuits, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, and business practices or significant fines. For example, in October 2020, we entered into an Agreement and Plan of Merger with Huya and other related parties, pursuant to which Huya would acquire all our outstanding ordinary shares, including ordinary shares represented by ADSs, through a stock-for-stock
merger. On July 10, 2021, the SAMR, posted an announcement of its decision to prohibit the merger transaction following its anti-monopoly review. See “Item 4. Information of the Company—4.A. History and Development of Company—Merger between Our Company and Huya and its Termination.”
Moreover, any noncompliance or associated inquiries, investigations or other governmental actions may divert significant management time and attention and financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial conditions, results of operations, and business prospects.
Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.
Under the PRC enterprise income tax law that became effective on January 1, 2008, and was last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the SAT, issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

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
Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or a PRC enterprise group and not those controlled by PRC individuals or foreigners, Han Kun Law Offices, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.
We do not meet all of the conditions set forth in SAT Circular 82. Therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 applied to us. For example, certain of our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC.
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
If we are treated as a resident enterprise,
non-PRC
resident ADS holders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC
resident enterprise holders and 20% in the case of
non-PRC
resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements, but it is unclear whether our non-PRC
shareholders company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC
resident ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.
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
Resident Enterprises, or SAT Circular 7, issued by the State Taxation Administration on February 3, 2015, an “indirect transfer” of assets of a PRC resident enterprise, including a transfer of equity interests in a non-PRC
holding company of a PRC resident enterprise, by
non-PRC
resident enterprises may be
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
Pursuant to the PRC Labor Contract Law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the PRC Labor Contract Law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the PRC Labor Contract Law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the PRC Labor Contract Law and its implementation rules may increase our operating expenses, in particular our personnel expenses. We may, from time to time, optimize our employees’ utilization and adjust our employee structure. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the SCNPC promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.
We expect our labor costs to increase due to the implementation of these laws and regulations. Although as of the date of this annual report, we are not aware of any notice from regulatory authorities or any material claim or request from these employees in this regard, as the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practices will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, and our business, financial condition and results of operations could be materially and adversely affected.
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
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-monopoly Law promulgated by the SCNPC in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. On December 14, 2020, the SAMR announced three cases of administrative penalties for the acquirers’ failures to make proper concentration declarations to the relevant authorities about their past acquisitions. This is also the first time that the SAMR imposed administrative penalties for declarations on illegal concentrations involved entities structured under a VIE arrangement.
In addition, in 2011, the General Office of the State Council promulgated the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective in 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing Ministry of Commerce regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the Internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to the Ministry of Commerce review. On December 26, 2019, the State Council issued the Order No. 723, the Implementation Regulations for the PRC Foreign Investment Law, or the Foreign Investment Law Implementation Regulations, which became effective on January 1, 2020. The Foreign Investment Law Implementation Regulations declare that China will establish a foreign investment security review system, and conduct security review for foreign investments which have or may have an adverse impact on national security. In addition, the Ministry of Commerce promulgated the Measures on Reporting of Foreign Investment Information, effective on January 1, 2020, which provides detailed submission requirements for foreign investors. Foreign investors undertaking a merger and acquisition of a non-foreign
investment enterprise in China is required to submit an initial report through the enterprise registration system upon completion of amendment registration for the target enterprise.
In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. See “Item 4. Information of the Company—4.B. Business Overview—Regulation” for more details. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and Internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.
In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

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
Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiary, including from the proceeds of our initial public offering, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce and the SAMR in its local branches and registration with a local bank authorized by SAFE. There is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. Any medium or long-term loan to be provided by us to the VIEs must be registered with the NDRC and SAFE or its local branches. With respect to loans to the PRC subsidiaries by us, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries or 250% of the net asset of the relevant PRC subsidiary.
The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, allows foreign invested enterprises, or FIEs, to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our initial public offering within the business scopes of our PRC subsidiaries. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials for each transaction evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. On October 23, 2019, the SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28. Circular 28 allows non-investment
foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. Since Circular 28 was relatively new, its interpretation and implementation in practice are still subject to substantial uncertainties. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”
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
We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by the VIEs for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax
profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2021, we had not made appropriations to statutory reserves as our subsidiary and the VIEs (including their subsidiaries) reported accumulated loss. Furthermore, if our PRC subsidiary, variable interest entities and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.
In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that the withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident
enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident
enterprises are incorporated. As of December 31, 2021, our subsidiary and the VIEs (including their subsidiaries) located in the PRC reported accumulated loss and therefore they could not pay any dividends.
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.
The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old
policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that makes up the Special Drawing Right, or the SDR, and decided that effective October 1, 2016, RMB would be a freely usable currency and would be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018 and 2019, however, the RMB depreciated approximately 5.7% and 1% against the U.S. dollar. In 2020 and 2021, the RMB continues to fluctuate against the U.S. dollar. It remains unclear what further fluctuations may occur.
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
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or hedge it at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.
The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from the SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed
companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC
residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the SAFE Circular 7, promulgated by the SAFE in 2012. Pursuant to the SAFE Circular 7, PRC citizens and non-PRC
citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution—Stock Option Rules.”
The SAT has issued certain circulars concerning equity incentive awards. Under these circulars, our employees working in China who exercise share options or are granted restricted shares or restricted stock units, or RSUs, will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options, restricted shares or RSUs with relevant tax authorities and to withhold individual income taxes of those employees. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution—Stock Option Rules.”
Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.
Under PRC laws, all lease agreements are required to be registered with local housing authorities. We lease seven premises in China. Some landlords of these premises have not registered the relevant lease agreements with the government authorities or have not completed registration of their ownership rights to the premises, and some of the premises have defective title. We may be subject to monetary fines due to failure by the landlords to complete the required registrations.
We may also be forced to relocate our operations if the landlords do not obtain valid title to or complete the required registrations with local housing authorities in a timely manner or at all. We might not be able to locate desirable alternative sites for our operations in a timely and cost-effective manner which may adversely affect our business.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report.

Our auditor is an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. As an auditor of companies traded publicly in the United States, it issues the audit report included elsewhere in this annual report. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.
The lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm, depriving us and investors in our ADSs of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. This could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs may be delisted and our ADSs and shares may be prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China, which may materially and adversely affect the value of your investment.
As part of a continued regulatory focus in the United States on access to audit information and other information currently protected by national law in some jurisdictions, such as those in China, the Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states that the SEC shall prohibit our shares or ADSs from being traded, on a national securities exchange or in the over-the-counter
trading market in the U.S., in the event that the SEC determines our audit reports are issued by a registered public accounting firm that has not been subject to the PCAOB inspection for three consecutive years starting from 2021. Pursuant to the HFCAA, the foregoing prohibition on trading could begin to take place in 2024, at the earliest.
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments state that an
SEC-reporting
company shall publicly disclose certain information for each year that the PCAOB is unable to inspect its accounting firm, such as the following:

•	the auditor’s name and location;

•	the percentage of issuer’s shares owned by governmental entities;

•	whether governmental entities in the applicable foreign jurisdiction where the auditor resides have a controlling financial interest in the issuer;

•	the name of each official of the Chinese Communist Party who is a member of the board of the issuer; and

•	whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party.
The Final Amendments also establish procedures that the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.
On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which, our auditor is subject to the determination that the PCAOB is unable to inspect or investigate it completely. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. Accordingly, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form
20-F.
Under the current law, delisting and prohibition from
over-the-counter
trading in the U.S. could begin to take place in 2024, at the earliest. In such circumstance, there is no certainty that we will be able to list our ADSs or shares on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S in a timely manner, or at all. The actual or threatened delisting of our ADSs may materially and adversely affect the value of your investment.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause uncertainty for investors of certain issuers, including us, and the market price of our ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ended December 31, 2023, which is due by April 30, 2024, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, or at all, we could be delisted from the Nasdaq Global Select Market and our ADSs will not be permitted for trading in the over-the-counter
market. This would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting and trading prohibition would have a negative impact on the price of our ADSs. Also, such a delisting or trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter
trading. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.
On June 22, 2021, the U.S. Senate passed a bill to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)), which is known as the Accelerating Holding Foreign Companies Accountable Act. It proposes to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter
if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. In addition, the same two-year
amendments was included in the America Competes Act of 2022 passed by the U.S. House of Representatives on February 4, 2022.
There are, however, certain differences between the Accelerating Holding Foreign Companies Accountable Act and the America Competes Act, such as those relating to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to align their respective legislation and pass their amended bills before the President can sign these bills into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the foregoing differences in the respective bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, if at all. However, in the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. from 2024 to 2023.
Proceedings instituted by the SEC against certain
PRC-based
accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to be out of compliance with the requirements of the Exchange Act.
In December 2012, the SEC brought administrative proceedings against the
PRC-based
affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other
PRC-based
companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the
PRC-based
accounting firms appealed this decision with the SEC. In February 2015, each of the four
PRC-based
accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.
On February 6, 2015, each of the four China-based accounting firms agreed to a censure and to paid fines to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice for four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict whether the SEC will further challenge the four China-based accounting firms. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to be out of compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding
PRC-based,
United States-listed companies and the market price of our ADSs may be adversely affected.
If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be out of compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain approval from the China Securities Regulatory Commission, or the CSRC, prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If the approval from CSRC under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining the approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.
Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry-competent authorities and regulatory agencies will be clarified.
On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Measures, for public comments. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to M&A and Overseas Listings.” Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and that intends to offer shares or be listed in an overseas market based on its onshore equities, assets, incomes, or other similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Pursuant to the Draft Measures, as to a China-based company that has been listed in an overseas market, it is also required to file with the CSRC within three business days for its follow-on
offering of securities in the overseas market after the completion of the issuance. As of the date of this annual report, there is no schedule for the adoptions of such drafts. As it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. We are closely monitoring regulatory developments in China regarding any necessary approvals from or filing with the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings and offerings.
If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval and filing is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval or complete such filing in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any such offering or maintain the listing status of our ADSs without obtaining the CSRC’s approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offerings of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.
Furthermore, if there are any other approvals, filings and/or other administration procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Draft Measures for Internet Data Security, to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC government authorities, which may have a material adverse effect on our business, financial condition or results of operations.
Risks Related to Our Business and Industry
If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. Our main monetization strategies—livestreaming, advertisement and others depend on our ability to maintain and increase the size of our user base and user engagement level. If our user base becomes smaller or our users become less active, it is probable that they would spend less on our virtual gifts and jointly operated games or visit our advertisements less frequently, or access our platform less in general. This would in turn drive top streamers away from our platform, discourage companies from purchasing advertisements on our platform and dissuade game developers and publishers from distributing their games through our platform. Our financial condition would suffer from the consequential decline in revenue and our business and operating results would be materially and adversely impacted.
We are one of China’s leading game-centric livestreaming platforms in terms of the size of our user base and the level of user engagement. Maintaining and improving the current size of user base and level of user engagement are critical to our continued success. However, to maintain and improve this already large size of user base and high level of user engagement, we would have to ensure that we adequately and timely respond to changes in user preferences, attract and retain enough popular streamers, and offer new features and content that may attract new users. There is no guarantee that we could meet all of these goals. A number of factors could negatively affect user retention, growth and engagement, including the following:

•	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we fail to innovate our communities, user-generated content and our virtual gifts that keep our users interested and eager to return to our platform on a regular basis;

•	our streamers fail to keep our users engaged on our platform over a long period of time;

•	we suffer from negative publicity, fail to maintain our brand or our reputation is damaged;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors;

•	there are adverse changes in our services that are mandated, or that we elect to make, to address, legislation, regulations or government policies; and

•	the growth of the number of PC and smartphone users in China stalls.
We may fail to attract, cultivate and retain top streamers, which may materially and negatively affect our user retention and thus our business and operations.
Our registered streamers include a high number of top streamers each of whom entered into an exclusive contract with us directly. Our top streamers tend to have large fan bases following them who regularly support these streamers with virtual gifts, and they also tend to attract many integrated promotion activities during livestreaming compared to self-registered streamers. Their charisma and the high-quality content that they create are primary contributors to user stickiness and are hard to replicate with self-registered streamers.
Although we have signed exclusive contracts with top streamers at typically three- to five-year terms that contain non-compete
clauses, top streamers may still choose to depart from us when their contract period ends, and their departure may cause a corresponding decline in our user base. As we attract top streamers from other platforms, we have also been and are currently involved in legal disputes concerning top streamers with competing platforms. Although we are not the primary target of these legal disputes, such streamers may be subject to fines or even injunctions which may render our investment in recruiting them meaningless. On the other hand, some of our top streamers have left us for competing platforms despite still being in a contractual relationship with us which may raise legal disputes. Although we have won some of the legal disputes against these breaching streamers, their departures may still have a negative impact on user retention and reputation. To retain top streamers, we must devise better streamer compensation schemes, improve our monetization capabilities and help the top streamers reach a wider audience. Although we strive to improve ourselves in these aspects, we cannot guarantee that our streamers will not leave us even if we do our best to retain them.
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

We offer comprehensive livestreaming content with a primary focus on games. Our content library is constantly evolving and growing. Game content has been the key component of our content offerings since our inception. A majority of our streamers were game streamers and game streaming also contributed significantly to the total viewing hours on our platform. In response to viewers’ growing interests, we also have expanded our coverage into other entertainment content genres. We actively track viewership growth and community feedback to identify trending content and encourage our streamers and talent agencies to create content that caters to viewers constantly changing tastes. However, if we fail to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions.
In addition, we largely rely on our streamers to create high-quality and fun livestreaming content. We have in place a comprehensive and effective incentive mechanism to encourage streamers and talent agencies to supply content that is attractive to our viewers. Also, talent agencies cooperating with us may guide or influence streamers to livestream content that is well received by our viewers. However, if we fail to observe the latest trends and timely guide streamers and talent agencies accordingly, or fail to attract streamers who are capable of creating content based on popular games, or if streamers fail to produce content for trending games, our viewer numbers may decline and our financial condition and results of operations may be materially and adversely affected.
We have significant reliance on the eSports industry.
As the nexus of the eSports ecosystem, our platform connects game developers and publishers, professional eSports teams or players and eSports tournament organizers, advertisers and viewers. User generated content covering eSports games is the largest contributor to our user base. Our average mobile eSports MAUs were approximately 34.0 million and 37.1 million in the fourth quarter of 2020 and 2021, respectively. In addition to streaming of eSports games, major eSports events and tournaments, we also sponsor leading eSports teams and organize our own eSports tournaments.
We rely heavily on a number of eSports games to generate our user traffic. For example, the most popular eSports games on our platform attracted a large amount of average mobile MAUs and generated significant hours spent by our users. As a result, if we fail to maintain our market position in the eSports industry or to attract users through livestreaming of popular eSports games, if the game developers and publishers fail to maintain the normal publication and operation of their online games or if any of these games fails to attract enough users, our user base and streamer base may shrink significantly. We may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial condition.
If we fail to effectively manage our growth and control our periodic spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected.
We have experienced a period of significant growth and expansion in the past, which placed significant strain on our management and resources. However, given our limited operating history and the rapidly evolving market in which we compete, we may encounter difficulties as we establish and expand our operations, research and development, sales and marketing, and general and administrative capabilities. We cannot assure you that this level of growth will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to attract and retain viewers and top streamers, develop an infrastructure to service and support an expanding body of viewers and streamers, explore new monetization avenues, convert non-paying
users to paying users, increase user engagement levels and capitalize on the eSports industry. We cannot assure you that we will be successful with any of the above.
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
We have incurred significant accumulated net losses to date. Although experiencing net incomes since 2019, we may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. We generated net incomes in 2020 but incurred net losses in 2021. We have generated gross profit since 2018, and this may not translate into continued net after-tax
profit. The time it will take for us to eventually achieve profitability hinges on our ability to grow rapidly in a cost-effective way, and we may not be able to grow this way successfully.
While our future revenue growth will be linked with the realization of our monetization strategies, which will be affected by user engagement, streamer retention and product offering, our cost-effective growth will primarily rely on improvement of operational efficiency. We may not be able to improve our operational efficiency in the future, or our operational efficiency improvement may not reach a sufficient level to generate profitability. Our ability to continue to improve operational efficiency will depend on our ability to maintain stronger bargaining positions in contract negotiations with top streamers, streamline our operation, achieve economies of scale and employ more advanced streaming technologies at lower cost, among other things. Additionally, our ability to achieve profitability is affected by various external factors, many of which are beyond our control, such as the PC and mobile games market and eSports industry in China, and the development of social networking, livestreaming services and mobile marketing services. We cannot assure you that we will be able to improve our operational efficiency in the future.
We may again incur losses in the near future due to our continued investment in services, technologies, overseas expansion, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, we cannot assure you that our company will turn profitable in the short term just because we have made substantial investments in various areas.
Our business may suffer if we fail to successfully implement our monetization strategies.
Our monetization model is new and evolving. Our streaming platform is free to access, and we generate revenues primarily from livestreaming and advertisement. As a result, our revenue is affected by our ability to increase user engagement and convert non-paying
users into paying users, which in turn depends on our ability to offer content, virtual gifts, advertisements and other services. In 2019, 2020 and 2021, we generated RMB6,617.3 million, RMB8,852.2 million and RMB8,596.6 million (US$1,349.0 million) from livestreaming, representing 90.9%, 92.2% and 93.8% of our total revenues for the same period. We also generate a sizeable portion of our revenues from providing advertisement and other services on our platform. In 2019, 2020 and 2021, we generated RMB665.9 million, RMB749.7 million and RMB568.7 million (US$89.2 million) from advertisements and others, representing 9.1%, 7.8% and 6.2% of our total revenues for the same period. We also generate a small portion of our revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers. If we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may in the future introduce new services to diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers or platform partners, we may fail to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.
Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.
We are a game-centric livestreaming platform that provides real-time streaming and interactions. Because we do not have full control over how streamers or viewers will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, we must detect spam accounts, through which illegal or inappropriate content is streamed or posted and illegal or fraudulent activities are conducted, on a timely basis. Media reports and Internet forums have covered some of these incidents which have, in some cases, generated negative publicity about our platform and brand. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behavior of our users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform.

In addition, if any of our viewers suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform or after watching illegal or inappropriate content that our content monitoring system failed to filter out, we may face civil lawsuits or other liabilities initiated by the affected viewer, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for noncompliance with PRC laws and regulations concerning the dissemination of information on the Internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide Internet content service. We endeavor to ensure that all streamers are in compliance with relevant regulations, but we cannot guarantee that all streamers will comply with all the PRC laws and regulations in all aspects. Therefore, our livestreaming service may be subject to investigations or subsequent penalties if content displayed on our platform is deemed to be illegal or inappropriate under PRC laws and regulations. Especially, if our top streamers violate the policy of our platform to conduct any illegal or inappropriate behavior on our platform or in private, we may be required to block the account of such top streamers. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.
Our limited operating history with a relatively new business model in a relatively new market makes it difficult to evaluate our business and growth prospects.
Our business operations commenced in 2014, with commercialization beginning midway through 2015. We have experienced year-over-year growth in the number of active and paying users and total revenue since 2016. However, our growth in the past may not be indicative of our future performance, as our operating results represent a limited-size
sample of operational results and may be hard to repeat in the future.
Many of the elements of our business are unique and evolving. The markets for our livestreaming platform and the related products and services are relatively new and rapidly developing and are subject to significant challenges, especially in terms of converting non-paying
users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenue from livestreaming and advertisement, as well as our ability to capitalize on the eSports industry and explore other monetization avenues. We may not succeed in any of these aspects.
As the livestreaming industry in China is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Some of our current monetization methods are also in a relatively preliminary stage. For example, if we fail to properly manage the volume and price of our virtual gifts, our users may be less likely to purchase them. We cannot assure you that our attempts to monetize our viewers and streamers will continue to be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge.
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
we or our business partners may need to implement adjustments to work schedules to allow workers to work remotely from home, quarantine our employees or our offices, or impose temporary office closure and travel restrictions, which may result in lower work efficiency and/or productivity. There might be travel restrictions imposed by various government authorities that could prevent our employees from travelling. These emergency measures have been significantly relaxed in China as of the date of this annual report. However, there have been occasional outbreaks of
COVID-19
in various cities in China, and the Chinese government may again take measures to keep
COVID-19
in check. Our user acquisition and engagement may fluctuate depending on factors beyond our control, such as the shelter-in-place
restrictions due to the
COVID-19
pandemic. In addition, our users may have less disposable income and the industry in which we operate may experience a general decline. We may also experience negative impacts on our advertisement revenue or other revenue, and our suppliers may not be able to deliver our orders in time. Although the Chinese economy has been gradually recovering since then, if the impact of
COVID-19
is prolonged or worsens further, it may still adversely affect our revenue and financial conditions. The global stock markets have experienced, and may continue to experience, significant decline or even trade suspension due to the
COVID-19
outbreak, which may result in a negative impact on our company, our overseas business and also a decline of value in the companies we invested in. While the outbreak of
COVID-19
has come under control in the PRC since the second quarter of 2020, there was a significant rise in
COVID-19
cases, including the
COVID-19
Delta and Omicron variant cases, in various cities in China in early 2022. The local governments of the affected cities have reinstated certain COVID-related measures, including travel restrictions and stay-at-home
orders.
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
vaccines, which may also take extended time to be widely and adequately distributed. We may need to adjust our forecast downward or record impairment of the fair value of our investments should the situation continue to worsen.
In our market, we mainly compete with other established streaming platforms and other entertainment mediums. If we are unable to compete effectively, our business and operating results may be materially and adversely affected.
Since running a successful livestreaming platform requires intensive capital outlay and a large team of quality streamers, who remain in short supply due to the fact that most have signed contracts with existing platforms, there are high entry barriers for our industry. As a result, our major competitors are streaming platforms with an established presence in the industry, as well as other short or medium video platforms, social media platforms and other online entertainment platforms. While such competition may only come from a few established players instead of many newcomers, competition remains intense. As it is unlikely that viewers will watch streams on two platforms at once, and most top streamers sign exclusive contracts with only one platform, we compete mainly for user traffic and top streamers. If we are not able to effectively compete with other platforms, our overall user base and level of user engagement may decrease, which may result in loss of top streamers to other platforms. Such loss may also lead to fewer paying users and make us less attractive to advertisers and game developers and publishers, which may adversely affect our monetization success.
To better compete with other platforms which may have more cash, traffic, technological advantages, top streamers, business networks and other resources than we do, we may be required to spend additional resources, which may adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity for us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced numbers of viewers and streamers. Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including approaching our top streamers, purchasing exclusive streaming rights to eSports tournaments or events that used to be streamed on our platform, or even attacking our platform. Any legal proceedings or measures we take in response to competition and disputes with our competitors may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.
We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

•	the popularity, usefulness, ease of use, performance and reliability of our services compared to those of our competitors, and our research and development abilities relative to our competitors;

•	changes mandated, or that we elect to make, to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within our industry, which may result in more formidable competitors; and

•	our reputation and brand strength relative to our competitors.
In addition, our users have a vast array of entertainment choices. Other forms of entertainment, such as other online video services including video platforms, social networking, traditional PC and console games, as well as more traditional mediums such as television, movies and sports spectating, are much more well-established in mature markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Our platform competes against these other forms of entertainment for the discretionary time and spending of our users. If we are unable to sustain sufficient interest in our platform in comparison to other forms of entertainment, including new forms of entertainment that may emerge in the future, our business model may no longer be viable.

Our revenue growth is heavily dependent on paying users and revenue per paying user. If we fail to continue to grow or maintain our paying users and continue to increase revenue per paying user, our livestreaming revenue may not increase, which may materially and adversely affect our business operation and financial results.
Our annual paying user base was 20.7 million in 2020 and 17.5 million in 2021. Whether we can increase the number of our paying users depends on many factors, and many of them are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular streamer that they used to follow financially, and overall worsening economic conditions can lower disposable income for all existing paying users, causing them to spend less on our platform. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future.
We have significant reliance on revenues from virtual gift sales. Any limitation imposed by PRC authorities on the sale, exchange or circulation of virtual gifts in the future may reduce the virtual gift payments our users make to streamers, which is critical to our business and results of operations. In November 2020, National Radio and Television Administration, or the NRTA, promulgated the Notice on Strengthening the Management of Online Show Livestreaming and
E-commerce
Livestreaming, or Notice 78, which requires the livestreaming platform to set a limit on the maximum amount of virtual gifting per time, per day, and per month. On February 9, 2021, the CAC, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the SAMR, and the NRTA jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Streaming, or the 2021 Streaming Guidance Opinions. Pursuant to the 2021 Streaming Guidance Opinions, Internet streaming platforms should set up appropriate caps on the maximum purchase price for each piece of virtual gift and maximum value of virtual gifts that the users may give to the streamers each time, and should notify the users who reach the daily cap of giving virtual gifts. Internet streaming platforms are further required, if necessary, to set up a cooling-off
period and a delayed-fund-transfer system for giving virtual gifts, and are required to implement a tiered and classified management system over the streamers in which different maximum values of a virtual gift to be received by streamers in one streaming session shall be established differently in accordance with the tiers and classes that the streamers belong to. Notice 78 and the 2021 Streaming Guidance Opinions are silent on the specific amount of such caps. As the Notice 78 and the 2021 Streaming Guidance Opinions are relatively new and pending further interpretation and implementation, we are still in the process of waiting for further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and the 2021 Streaming Guidance Opinions. Stricter limitations on giving virtual gifts may restrict our users’ ability to give virtual gifts to streamers, and result in decline in the number of paying users, so our results of financials and operations may be materially and adversely affected. See “—Our business may suffer if we fail to successfully implement our monetization strategies.”
We generate a portion of our revenues from advertisement. If we fail to maintain or grow advertisement revenue, our financial results may be adversely affected.
In 2019, 2020 and 2021, we generated RMB513.3 million, RMB645.2 million and RMB464.9 million (US$72.9 million) from the sale of advertisements, representing 7.0%, 6.7% and 5.1% of our total revenues for the same period. Our revenues from advertisement represent an important part of our total revenue, and our financial results could be adversely affected if we fail to maintain or grow it in the future. For us to maintain or grow our advertisement revenue, we need to attract more advertisers to our platforms with our increased user traffic and engagement level, or offer more variety in terms of advertisement products that encourage more spending from advertisers. We offer (i) integrated promotion activities during livestreaming, (ii) advertisement display and (iii) online and offline events-related advertisements. We may need to introduce more innovative promotion activities to maintain our revenues from advertisement, and failure to do so may adversely impact our advertisement revenue. In addition, traditional display advertisements are subject to time and space restrictions, especially when displayed on mobile devices which have become popular among our users. As a result, our business and results of operations may be adversely impacted.
Advertisement revenue is also affected by the online advertising industry in China and advertisers’ allocation of budgets to internet advertising and promotion. Companies that decide to advertise or promote online may utilize more established methods or channels for online advertising and promotion, such as more established Chinese internet portals or search engines, over advertising and promotion on our platforms. If the online advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of advertisement revenue and our profitability and prospects could be adversely affected.
If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.
The internet industry in China is highly regulated, which requires certain licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained the following valid licenses through our PRC variable interest entities: Value-added Telecommunication Business License for provision of internet information services, or the ICP License, Internet Culture Operation License for operating online culture products, Commercial Performance License for providing streamer agency services, License for Online Transmission of Audio/Video Programs for providing online streaming of video and Radio and Television Program Production and Operating Permit for producing radio and television programs.

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
For example, according to the Administrative Provisions for Audio/Video Programs Services through Internet, or the Audio/Video Measures, which was promulgated by the State Administration for Radio, Film and Television, or the SARFT (currently known as the National Radio and Television Administration), which came into effect on January 31, 2008, and was amended on August 28, 2015, to engage in the business of transmitting audio/video programs, a License for Online Transmission of Audio/Video Programs is required. We have obtained the License for Online Transmission of Audio/Video Programs for offering live video programs on our platforms. Further, the License for Online Transmission of Audio/Video Programs is subject to periodical renewal. Although we have successfully renewed it in the past, there is no guarantee that we will be able to continue to do so in the future. We may not be able to continue to hold the License for Online Transmission of Audio/Video Programs. The scope specified in our License for Online Transmission of Audio/Video Programs may not be able to cover all the needs that arise or will arise in our operations from time to time, and we may not be able to expand the scope of our License for Online Transmission of Audio/Video Programs under the current regulatory regime as we are not a wholly state-owned or state-controlled entity as required for holding such license under PRC laws. Failure to expand the scope of our current License for Online Transmission of Audio/Video Programs or to continue to hold such license may result in fines or other penalties being imposed on us, which may adversely affect our business. Furthermore, we may also be required to complete filing with the National Information Registration Administration System of Online Audio/Video Platforms for offering live video programs on our platforms. We may not be able to complete such filing in a timely manner, or at all. In addition, for the purpose of providing internet audio/video program service, we have adopted and will adopt various operating strategies and measures. Due to the uncertainties of interpretation and application of pertinent laws by the government authority, such strategies and measures may be challenged under PRC laws and regulations and if so, we may be subject to fines, confiscation-of-income
related or other penalties and, in certain circumstances, suspension or revocation of the license, which may materially and adversely affect our business.
In addition, publishing and the commercial launch of domestic online games is subject to the pre-approval
by the National Press and Publication Administration, or the NPPA. The NPPA suspended such permission from March to December 2018 and has since restored it. Such suspension caused significant delays in the approval of the online games in the Chinese market. As a result, game publishers may not be able to obtain approval or make timely filings with the NPPA for their online games or at all. In December 2019, the Department of Law Enforcement of the Ministry of Culture and Tourism further published a circular reiterating that online games streamed or operated by livestreaming platforms shall also obtain requisite pre-approvals
from the NPPA. In March 2021, the National Municipal Office of Anti-Pornography and Illegal Publication and the NPPA jointly launched the “New Trend 2021” campaign , reiterating that a livestreaming platform shall not stream online games which have not obtained the approval from the NPPA. The “Cleaning Up the Internet” campaigns launched by the relevant authorities have also inspected and imposed penalties in connection with livestreaming of non-approved
online games. On April 12, 2022, the Online Audio-visual Program Management Department of NRTA and the Publishing Bureau of the Central Propaganda Department issued the Notice on Strengthening the Management of Livestreaming of Online Games on the Online Audio-visual Program Platforms, which reiterates that online audio-visual program platforms, including live streaming platforms are prohibited from disseminating illegal games on audio-visual program platforms, streaming online games that have not been approved by the competent authorities and using livestreaming rooms and other forms to drive traffic for the illegal game content on various platforms. Although the game publishers are responsible for obtaining the required approvals, filings or permits for these online games streamed or operated on our platform, we may still be subject to fines, confiscation of income from these games, suspension of operations, revocation of licenses and other penalties due to game publishers’ failure to obtain such approvals, filings or permits, which could materially and adversely affect our business and results of operations. Given our significant reliance on eSports content, if game publishers and operators fail to maintain the normal publication and operation of their online games, or fail to complete or obtain the necessary approvals and filings of their online games, or if more stringent regulations are adopted or the government authority takes more strict regulation or action against the online games industry or livestreaming industry in the future, our business, operation and financial condition will be adversely impacted.
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
We have been and may, in the future, be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to, recorded, stored or made accessible on our platform, or otherwise distributed to our users, including in connection with the music, movies, video and games played, recorded, stored or made accessible on our platform, which may materially and adversely affect our business, financial condition and prospects.
Under our agreements with top streamers, we obtain the license for the intellectual property arising from their livestreaming on our platform. We have implemented internal control measures to ensure that the design of our platform and the content that is streamed on it does not infringe on valid intellectual property, such as patents and copyrights held by third parties. We also license certain intellectual properties from third parties to implement certain functions available on our platform.
However, companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. In China, the validity, enforceability and scope of protection of intellectual property rights in internet-related industries, especially in our evolving livestreaming industry, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have featured pirated or illegally downloaded music and movies on our platform, and that we have infringed on the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. Some of the game streaming on our platform may be alleged to infringe on the copyright on works of literature and art of a game of the game producers, which may also constitute an unfair competition claim. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims or other legal proceedings.
We allow streamers to upload text, graphics, audio, video and other content to our platform and users to download, share, link to and otherwise access games and other content on our platform and we also upload high-quality video clips recorded and restored from selective livestreaming content. Under applicable PRC laws and regulations, online service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider failed to take necessary actions to prevent such infringement. We have procedures implemented to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting or distribution of copyrighted content and we may be considered as failing to take necessary actions against such infringement. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our platform.
Certain of our employees were previously employed at other peer companies, including our current and potential competitors. To the extent that these employees are involved in the development of content or technology similar to ours at their former employers, we may become subject to claims that such employees, or we, may have appropriated proprietary information or intellectual properties of the former employers of our employees. If we fail to successfully defend such claims, our results of operations may be materially and adversely affected.
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
We are a livestreaming platform that enables our users to exchange information, generate content, advertise products and services, and engage in various other online activities. Although real-name registration is required for streamers by our platform, we may not be able to verify the identity information provided by our streamers as true and accurate. For registration of users, we verify identities primarily based on verification text messages sent to their mobile devices, which may not always be reliable. As a majority of the video and audio communications on our platform is conducted in real time, we cannot filter the content generated by our streamers and users on air before they are streamed on our platform. Therefore, users may solicit or engage in illegal conversations or activities, including publishing inappropriate or illegal content on our platforms that may be prohibited under PRC laws and regulations. See “—Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform, and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.”
We require users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a robust content monitoring system. However, although we use our best efforts to monitor content on our platform, we cannot detect every incident of inappropriate content on our platform due to the immense quantity of user-generated content, and as such, government authorities may hold us liable for inappropriate content on our platform. Although we report violations of our terms of service to PRC local authorities, such authorities may not take any action with respect to these violations on a timely basis, if at all. On December 15, 2019, the CAC promulgated the Provisions on the Ecological Governance of Network Information Contents, which became effective on March 1, 2020. It requires network platform operators like us not to disseminate illegal contents that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, nor to present obscure, superstitious, fraudulent, gambling, violent, defamatory, exaggerated, sexually suggestive, discriminative or other inappropriate contents that are “socially destabilizing” or leaking “state secrets” of China. Notice 78 also requests the livestreaming platforms to strengthen positive value guidance and to prevent the spread of the information related to wealth flaunting, money worshiping and vulgarity. We may be subject to fines or other disciplinary actions, including, in serious cases, suspension or revocation of the licenses necessary to operate our platform if we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platform under PRC laws and regulations. In addition, application stores may temporarily take down our applications if the content was deemed to violate applicable PRC laws or regulations. Meanwhile, we may face claims for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Defending any such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.
We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.
The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties, so we may be subject to the interpretations made in policies and guidelines of regulators. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

•
There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge. We may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities. See “—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected” and “Regulation and “Item 4. Information of the Company—4.B. Business Overview—Regulation.”

•
PRC governmental authorities may impose additional requirements on real-name registration for livestreaming platforms. In August 2018, the National Office of Anti-Pornography and Illegal Publication and five other authorities jointly issued the Notice on Strengthen the Management of Livestreaming Service, which required the real-name registration system for users to be put in place by livestreaming service providers. Pursuant to Notice 78 and the 2021 Streaming Guidance Opinions, online streaming platforms shall implement a real-name registration system. Under the above real-name registration system, we validate the identity information of the registered streamers primarily based on their identification cards and validate the identity information of the registered users primarily based on their mobile numbers. Currently, we are not required to obtain information such as legal names, citizen identification cards or other personal information during the registration process to validate the identity information of our users who are not streamers. However, the PRC government authorities may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system such as adopting a mandatory face-recognition system for all users on our platform in the future. If we were required to implement a more rigid real-name registration system for users on our platform, our users’ experiences on the platform may be downgraded and potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospects.

•
Pursuant to Notice 78 and the 2021 Streaming Guidance Opinions, the online streaming platforms shall adopt a tiered and classified management system over the streamers accounts, with the streamer accounts managed in different tiers and classes based on the nature of the streamers, operational contents, number of fans, popularity of the streaming, time limit of the streaming and other factors. Online streaming platforms shall set up appropriate limitations for streamers’ accounts in different tiers or classes in terms of the total amount of virtual gifts received in any single session of streaming performance, the popularity of the streaming, the time length of the streaming, the sessions of the streaming in any single day, the time gap between different streaming sessions and other factors, and take necessary warning measures against the streamers who violate relevant laws and regulations. In addition, the online streaming platforms are required, among other things, to set up appropriate limitations for the maximum purchase price for each virtual gift and the maximum value of virtual gifts that the users send to the streamers each time. As Notice 78 and the 2021 Streaming Guidance Opinions are relatively new and pending further interpretation and implementation, we are still in the process of waiting for further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and the 2021 Streaming Guidance Opinions. Moreover, if the government requires us to supervise the streamers and their streaming sessions in a stricter method, we may incur additional cost and our user experiences may be downgraded, which may further adversely affect our ability to attract viewers and streamers.

•
The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. On May 14, 2019, the Ministry of Culture and Tourism declared in a circular that it would no longer assume the responsibility of supervising the online games industry and would no longer approve or issue the Online Culture Operating Permits regarding online games. The Online Culture Operating Permits held by Wuhan Ouyue, one of the VIEs, no longer contained content related to online games operation when we renewed it upon expiration in 2020. We believe it is not necessary for an enterprise to obtain Online Culture Operating Permits to operate an online game operation business since the Ministry of Culture and Tourism no longer assumes the responsibility to supervise the operation of online games. As of the date of this annual report, no PRC laws and regulations have been officially promulgated to clarify whether the responsibility of supervising the online games and virtual currency previously taken by the Ministry of Culture and Tourism will be re-designated
to another government agency or if so, whether such other government agency taking over the responsibility will require similar or new regulatory requirements for operating online games and virtual currencies. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

•
In recent years, PRC government has introduced new laws and regulations to reflect its growing concern about the negative impacts of the internet on society, particularly the impacts of internet on minors. On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry (which is the predecessor of MIIT), issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. As of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing an online game. On October 25, 2019, the GAPP issued the Circular on Preventing Minors from Indulging in Online Games to reiterate the requirements on real name registration and verification, the anti-indulgence system for minors, and other measures to address relevant minors’ issues on the online games. Pursuant to the 2021 Streaming Guidance Opinions, an online streaming platform shall not be allowed to open the streamer account for users under 16, and shall only open the streamer account for users between
16-18
with their guardians’ prior consents. The 2021 Streaming Guidance Opinions also require all online streaming platforms to adopt a “teenager mode” to prevent the minor users from obsessive use of the platforms, block detrimental content to the minor users, and refrain from providing virtual gift purchase services to the minors. In addition, online streaming platforms shall establish a customer service team exclusively for minor users to address their complaints and disputes in a timely manner. The online streaming platforms shall make refunds in the event that a minor user purchases virtual gifts for the streamers by using an adult account. As of the date of this annual report, we have taken certain measures including displaying a pop-up
page to guide the minors to use the “teenage mode”, requiring the users to enter the guardian password if the usage time under the “teenage mode” reaches 40 minutes per day and building up an exclusive content pool for the minors in which contents that are not appropriate for the minors are screened out. Despite the measures we have taken, however, minor users may still use our services through adult accounts if their guardians fail to keep minors under responsible supervision when using our services. On August 30, 2021, the GAPP issued the Circular on Further Strengthening Regulation to Effectively Prevent Online Gaming Addictions among Minors, pursuant to which online game operators are only allowed to provide online game services to minors from 8:00 p.m. to 9:00 p.m. on Fridays, Saturdays, Sundays and public holidays. The restrictions above may lead to a decrease in the number or engagement of game players, which could adversely affect our game livestreaming service and have a material effect on our results of operations. More stringent government regulations could be promulgated in future, which will also adversely affect our results of operations by deterring viewers to use our platform or downgrading our viewers’ experiences on our platform.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. There are also risks that we may be found to violate existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.
Increases in the costs of content on our platform, such as higher streamer compensation and recruitment cost for top streamers, may have an adverse effect on our business, financial condition and results of operations.
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
On November 7, 2016, the SCNPC released the PRC Cyber Security Law, which took effect on June 1, 2017. The PRC Cyber Security Law requires network operators to fulfill certain obligations to safeguard security in cyberspace and enhance network information management.

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
Despite the security measures we have implemented, our facilities, systems and procedures and those of our third-party providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our users and others. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we may lose current and potential users and may be exposed to legal and financial risks, including legal claims, regulatory fines and penalties, which in turn could adversely affect our business, reputation and results of operations.
Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.
Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China can support the demands associated with the continued growth in Internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to accommodate the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and profitability.
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
The proper functioning of our platform is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success and our ability to provide content to attract and retain users.
Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems could result in the unavailability or slowdown of our platform and the attractiveness of content provided on it. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins
and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability or loss of data. Any such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.
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
We cooperate with talent agencies to manage and organize streamers on our platform. As we are an open platform that welcomes all streamers to register on our platform, cooperation with talent agencies increases our operational efficiency in terms of discovering, supporting and managing streamers in a more organized and structured manner and turning amateur streamers to full-time streamers.
We pay certain of our streamers or their talent agencies fees based on a percentage of revenue from virtual gift sales that is attributable to the streamers’ livestreams. If we cannot balance the interests between us and the streamers and the talent agencies design a compensation system that is agreeable to both streamers and talent agencies, we may not be able to retain or attract streamers or talent agencies, or both.
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
We exercise no control over the third parties with whom we have business arrangements. For some services and technologies, such as online payment systems, we rely on a limited number of third-party providers with limited access to alternative networks or services in the event of disruptions, failures or other problems. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.
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
On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. The PRC Constitution, the PRC Criminal Law, the PRC Civil Code and the PRC Cyber Security Law protect individual privacy in general, which requires certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other authorities jointly vowed to carry out special campaigns against illegal collection and usage of personal information by mobile Internet application operators, including collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download, installing and upgrade of apps. On March 12, 2021, the CAC, the MIIT and the Ministry of Public Security issued the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which provides that network operators shall not collect personal information irrelevant to the services they provide and the app operators shall not refuse to provide basic services to users on the grounds of users’ refusal to provide their personal non-essential
information. Further, on August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law provides detailed rules on how to handle personal information and sets forth legal responsibilities. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations Relating to Privacy Protection” for detailed information. Our internal policy requires our employees to protect the personal data of our users, and employees who violate such policy are subject to disciplinary actions, including dismissal. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations.
As we continue to expand overseas, foreign and international laws, regulations, standards, and other obligations, and changes in the interpretation of such laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance,
and limitations on data collection, use, disclosure, and transfer for us and our users. In 2016, the European Union (“EU”) adopted a new regulation governing data privacy called the General Data Protection Regulation, or the GDPR, which became effective in May 2018. The GDPR establishes new requirements applicable to the handling of personal data and imposes penalties for non-compliance
of up to 4% of worldwide revenue. In addition, to the extent we deploy services of any third party suppliers to support our overseas business, we must continue to seek assurances from our sub-processors
that they are handling personal data in accordance with GDPR requirements in order to meet our own obligations under the GDPR. In addition, in June 2018, the California Consumer Privacy Act, or the CCPA, which takes effect on January 1, 2020, was enacted. The CCPA gives California consumers certain rights similar to those provided by the GDPR, and users may seek similar assurances from suppliers regarding compliance.
Our overseas operations may not be successful and may be adversely affected by legal, regulatory, political and economic risks.
We began our overseas expansion through acquisition of Nonolive in 2018, which is a mobile livestreaming platform focused on the Southeast Asia market. We also expanded into other overseas markets through various channels, such as Japan and South America. As we explore the overseas markets further, we may be subject to the laws of the foreign countries in which we operate. If any of our overseas operations violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

Our overseas expansion may not be successful and may expose us to a number of risks inherent in doing business internationally, including:

•	challenges in recruiting quality local streamers to attract and engage local users;

•	challenges in attracting local users by producing content that is appealing to them while in compliance with local rules and regulations;

•	challenges in monetizing local users and generating sustainable cash flow;

•	difficulties with staffing and managing foreign operations, which may be exacerbated as a result of distance, time zone, language and cultural differences;

•	challenges in establishing overseas IT systems and infrastructure;

•	competitions from other participants in the market, including international leading companies;

•	currency exchange rate fluctuations;

•	cultural differences, political or social unrest or economic instability;

•	difficulties in obtaining licenses, permits or other applicable governmental authorizations, and content control from local authorities;

•	complexity of intellectual property protection and enforcement regimes overseas and the potential exposure of claims relating to intellectual property infringement; and

•	increased costs associated with doing business in foreign jurisdictions.
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
We regard our copyrights, trademarks and other intellectual properties as critical to our success, and rely on a combination of trademark and copyright laws, trade secrets protection, restrictions on disclosure and other agreements that restrict the use of our intellectual properties to protect these rights. Although our contracts with users typically prohibit the unauthorized use of our brands, images, characters and other intellectual property rights, we cannot ensure that they will always comply with these terms. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Although we enter into confidentiality agreements and intellectual property ownership agreements with our employees, these confidentiality agreements could be breached, we may not have adequate remedies for any breach, and our proprietary technology, know-how
or other intellectual property could otherwise become known to third parties. In addition, third parties may independently discover trade secrets and proprietary information, limiting our ability to assert any trade secret rights against such parties.
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
Our technological capabilities and infrastructure underlying our livestreaming platform are critical to our success. The Internet industry is subject to rapid technological changes and also evolving quickly in terms of technology innovation. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities, our platform and our services competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the Internet technology has been and will continue to be developed, we may not be able to timely upgrade our streaming technology, our engines or the software framework for our platform development in an efficient and cost-effective manner, or at all. New technologies in programming or operations could render our technologies, our platform or products or services that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, outsourcing costs and licensing fees, which could result in a decline in our revenues and market share.
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
Our future success depends substantially on the continued efforts of our executive officers and key employees. In particular, we rely on the expertise, experience and vision of Mr. Shaojie Chen, our founder, chairman and chief executive officer as well as other members of our senior management team. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the game-centric livestreaming industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.
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
non-compete
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
We rely on third-party mobile application and PC application distribution channels such as Apple’s App Store, various Android application stores, and websites to distribute our applications to viewers and streamers. We expect that a substantial number of downloads of our mobile applications and PC applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any other major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us, or terminates its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

Furthermore, our mobile application was removed temporarily from these third-party distribution channels for a short period of time in the past due to personal misconduct of a streamer, which involved distribution of inappropriate content on our platform in violation of relevant laws and regulations. We promptly removed such streamer from our platform and implemented measures to procure compliance from our platform users, in particular our streamers, with relevant laws and regulations. However, we cannot guarantee that all platform users will comply with all the laws and regulations as well as our policies. For details, please refer to “—Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform, and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.” As a result, our application may again be taken down from these third-party distribution channels, or certain functions of our mobile application or PC application may be disabled, which may be disrupting to our operations and have a material adverse effect on our business and results of operations.
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
We have been involved in litigation brought by other livestreaming platforms against streamers who left these platforms to join us, or against us based on allegations of unfair competition. For details, please refer to “Item 8—Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Litigation.” The courts in some of these legal proceedings held that these streamers violated their non-compete
obligations to other livestreaming platforms and ordered us to ban these streamers from livestreaming on our platform. We may be forced to ban other streamers on our platform who violate non-compete
obligations to other livestreaming platforms and could face fines and other penalties for failing to do so, or we may also be deemed to be engaged in unfair competition with these livestreaming platforms and may be forced to compensate them accordingly, which could adversely affect our business, financial condition and results of operations.
Some of our products and services contain open source software, which may pose particular risk to our proprietary software, products and services in a manner that negatively affects our business.
We use open source software in some of our products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be constructed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer
them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.
Negative publicity may materially and adversely affect our brand, reputation, business and growth prospects.
Negative publicity involving us, our streamers, our viewers, our management, our livestreaming platform or our business model may materially and adversely harm our brand and our business. We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, viewers and streamers, customers and platform partners. There has been negative publicity about our company and the misuse of our services, which has adversely affected our brand, public image and reputation. Such negative publicity, especially when it is directly addressed against us, may also require us to engage in defensive media campaigns. This may cause us to increase our marketing expenses and divert our management’s attention and may adversely impact our business and results of operations.
Contractual disputes with our streamers and talent agencies may harm our reputation and subject us to contractual liabilities, and may be costly or time-consuming to resolve.
We enter into contracts with some streamers on our platform, either directly or through talent agencies, the terms of which are generally negotiated on a case-by-case
basis. The contractual terms between us and our streamers vary depending on factors such as the talent, popularity and revenue-generating potential of the streamers, as well as the minimum streaming hours they commit to our platform. Some of our contracted streamers enjoy fixed base fees while others do not, and some of our contracted streamers are bound by exclusivity clauses while others are not. We also enter into contractual arrangements with certain talent agencies, who are responsible for recruiting and training streamers, and we share with them a certain percentage of the revenue generated by the streamers they manage. From time to time, there may be contractual disputes between streamers, talent agencies and/or us or between us and other third parties relating to our streamers. Any such disputes may not only be costly and time-consuming to resolve, but may also be detrimental to the quality of the content produced by our streamers, causing our streamers to leave our platform, decrease user engagement on our platform or otherwise adversely affect our business, financial condition and results of operations.

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
In addition to the advertisements that were placed by the advertising agencies or advertisers we directly cooperate with, our platform displays side-bar
advertisements placed by streamers on their own streaming channels. We also engage our streamers to advertise products or services of third-party clients by way of livestreaming on our platform. In November 2020, the National Radio and Television Administration issued the Notice on Strengthening the Management of Network Live-performance Streaming and
E-Commerce
Streaming, which provides several requirements on strengthening the management over live-performance streaming and
e-commerce
streaming. In November 2020, the SAMR issued the Guidance Opinions on Strengthening the Regulation on the Network Advertising Streaming Activities, which requires that Internet streaming platform shall comply with the PRC
E-Commerce
Law and PRC Advertisement Law as to the services provided by Internet streaming platforms in relation to advertising streaming activities. If we fail to comply with any of the relative rules or regulations, certain liabilities or governmental actions may be imposed on us. See “Item 4. Information of the Company—4.B. Business Overview—Regulation” for more details. On November 26, 2021, the SAMR published the Draft Administrative Measures on Internet Advertising for public comment, or the Draft Measures on Internet Advertising, which requires that users should be able to close pop-up
advertisements using one button and provide that the
pop-up
advertisements shall not contain a countdown timer or require more than one click to close and shall not pop up more than once on the same page. The Draft Measures on Internet Advertising further specifies that advertising activities via livestreaming is subject to the new rules. Furthermore, the Draft Measures prohibit internet operators from publishing advertisement on after-school tutoring for primary school and middle school students and kindergarteners and prohibits advertisements for certain items on internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors, cosmetics, alcohol, or beauty. As of the date of this annual report, the draft measures were released for public comment only, and its implementation provisions and anticipated adoption or effective date may be subject to change. The Chinese government may, from time to time, promulgate new advertising laws and regulations in the future to impose additional requirements on online advertising services relating to certain industries, such as medical, pharmaceutical, health care and after-school tutoring. For example, the Circular on the Administration of After-School Tutoring Advertisement jointly issued by the SAMR and seven other government authorities on November 3, 2021 mandates that new media, internet platforms and other mainstream media shall not publish or broadcast any advertisement on after-school tutoring services targeting primary and middle school students and pre-school
children. We may be required to modify the operation of our advertising business and curb advertisements in connection with certain restricted sectors in order to meet the evolving compliance requirements on the industry, which may adversely affect our online marketing revenue.
While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot ensure that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of any applicable PRC law or regulation, we may be subject to penalties and our reputation may be harmed, which may have a material adverse effect on our business, financial condition, results of operations and prospects.
Our key performance metrics, such as MAUs and paying users, may overstate the number of active and paying users that we have, which may therefore lead to an inaccurate interpretation of our revenue metrics and of our business operations by our management and by investors, and may affect advertisers’ decisions on the amount spent on advertising with us.
For performance tracking purposes, we monitor metrics such as the number of registered user accounts, active users and paying users. We calculate certain operating metrics in the following ways: (a) the number of registered users, which refers to the number of users that has registered and logged onto our platform at least once since registration; (b) the number of active users, which refers to the number of users who visited our platform through PC or mobile app at least once in a given period; and (c) the number of paying users, which refers to the number of users that have purchased virtual gifts on our platform at least once in a given period. The actual number of individual users, however, is likely to be potentially significantly lower than that of registered users, active users and paying users due to various reasons such as fraudulent representation or improper registration. Some of our user accounts may also be created for specific purposes such as to increase virtual gifting for certain performers in various contests, but the number of registered users, active users and paying users do not exclude user accounts created for such purposes. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. The respective number of our registered users, active users and paying users may overstate the number of individuals who register on our platforms, sign onto our platforms, purchase virtual gifts or other products and services on our platforms and access DouYu.com, respectively, which may lead to an inaccurate interpretation of our operating metrics.

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
Currently, we sell almost all of our products and services to our users through third-party online payment systems. We expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems. We utilize third-party online payment platforms to receive cash proceeds from sales of our virtual currency through direct purchases on our platform. Any scheduled or unscheduled interruption in the ability of our users to use these and other online payment platforms could adversely affect our payment collection, and in turn, our revenue. In addition, in online payment transactions, secure transmission of user information, such as debit and credit card numbers and expiration dates, personal information and billing addresses over public networks is essential to user privacy protection and maintaining their confidence in our platform.
We do not have control over the security measures of our third-party payment platforms, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment platforms. We could be exposed to litigation and possible liability if the online transaction safety of our users is compromised in transactions involving payments for our virtual currency, which could harm our reputation and our ability to attract users and may materially adversely affect our business. We also rely on the stability of such payment transmissions to ensure the continued payment services provided to our users. If any of these third-party online payment platforms fails to process, or ensure the security of, users’ payments for any reason, our reputation will be damaged and we may lose our paying users and discourage potential purchases, which in turn, will materially and adversely affect our business, financial condition and prospects.
Restrictions on virtual currency may adversely affect our revenues, business and reputation.
In 2015, we launched “Yuchi,” the virtual currency that can be used by our viewers to purchase the virtual gifts. Due to the relatively short history of virtual currency in China, the regulatory framework governing the industry is still under development.
On January 25, 2007, the Ministry of Public Security, the Ministry of Culture (the predecessor of the Ministry of Culture and Tourism), the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications on the use of virtual currency. To curtail online games that involve online gambling, as well as address concern that virtual currency could be used for money laundering or illicit activities, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games, (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games, (c) bans the conversion of virtual currency into actual currency or property and (d) prohibits services that enable game players to transfer virtual currency to other players.
On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued the Notice on the Strengthening of the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which defines what virtual currency is and requires that entities obtain the approval from the competent culture administrative department before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. The Virtual Currency Notice requires that virtual currency only be used to purchase services and products provided by the online service provider that issues the virtual currency, prohibits businesses that issue online game virtual currency from issuing virtual currency to game players through means other than purchases with legal currency, and prohibits setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual gifts or virtual currency based on random selection through a lucky draw, wager or lottery. These restrictions on virtual currency may result in lower sales of online virtual currency, and could have an adverse effect on our revenues from the online game business.
Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency, except for the above-mentioned online game related virtual currency. Although the term “virtual currency” is widely used in livestreaming industry, we believe that such “virtual currency” used in our livestreaming communities, including Yuchi, does not fall into the virtual currency defined under the Virtual Currency Notice, and we are not subject to any online game virtual currency laws and regulations for our livestreaming business. Further, given that the Ministry of Culture and Tourism withdrew from overseeing virtual currency in May 2019, the uncertainty deepened as to which authority will regulate the industry and how. Due to the uncertainties of the interpretation and implementation of the laws and regulations, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, including expanding the applicability of the existing virtual currency related laws and regulations to non-online
game related virtual currency. In such case, we may be required to obtain additional approvals or licenses, or apply for a specific license for virtual currency from the designated regulatory authority in the future, or change our current business model and may be subject to fines or other penalties, which could adversely affect our business.

In addition, there are online lucky draws, raffles, interactive patterns and other similar activities conducted on our platform to promote user engagement, which involve virtual currencies (such as Yuchi). The prize of such activities can only be used to purchase virtual gifts or to give to streamers as rewards on our platform. We do not believe such activities are specifically prohibited under PRC laws and regulations. We cannot assure you, however, that our platform will not be subject to liabilities due to third party activities (including streamer or user activities), or that the PRC government authority will not take a different view or impose limitations on such activities, whether or not specifically against our platform. We may also be subject to the uncertainties around the interpretation and enforcement of the virtual currency related laws, regulations and policies, and as a result, we may remove, limit or modify the rules of such activities on our platform from time to time to adapt to the constantly changing regulatory trends. It was reported that “Shanshanjiu Huwai” and “Changsha Xiangcun Gansidui,” two streamers on our platforms, initiated lucky draws during their streaming sessions and then repurchased gifts from winning users offline, in order to attract and incentivize users to participate in the lucky draw on our platform, in violation of the rule and policy of our platform. Such activities are explicitly forbidden by our platform and may be suspected of being involved in illegal gambling activities by these streamers. We have blocked these streamers’ accounts after we became aware of those incidents, but such similar incidents and related media coverage may still adversely affect our business and reputation. If our platform is deemed to be engaged in or facilitate certain illegal or inappropriate activities, we may need to remove such activities permanently, or modify rules for such activities that could make them less attractive, or even be subject to fines, penalties or criminal or civil liabilities, which may have an adverse impact on our business, results of operation and reputation.
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
We and Tencent, through our respective PRC affiliated entities, have entered into a strategic cooperation framework memorandum which became effective on January 31, 2018 and was subsequently replaced by the amended and restated strategic cooperation framework memorandum dated April 1, 2019 (the “Amended and Restated SCFM”). For details, please refer to “Item 4. Information of the Company—4.B. Business Overview—Our Relationship with Tencent.” As of March 31, 2022, Tencent held 12,070,080 of our ordinary shares, representing 38.0% of our total voting power (excluding 259,743 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme and 2,560,562 ordinary shares repurchased in the form of ADSs), through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, which held 12,068,104 ordinary shares and 1,976 ordinary shares in the form of ADSs, respectively. For details, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” As a result, Tencent has substantial influence over our business and their interests may not be aligned with ours or the other shareholders. For details please refer to “—Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.”

If we encounter difficulties implementing our strategic cooperation with Tencent, our management may need to divert their attention from existing operations. In addition, certain terms of the Amended and Restated SCFM may limit our ability to collaborate with third-party game developers or publishers. Our relationship with Tencent does not restrict Tencent from entering into collaboration with other parties. Tencent has, in the past, invested in, and may in the future continue to invest in, our direct or indirect competitors, including companies such as Huya. Tencent may devote resources or attention to the other companies it has an interest in, including our direct or indirect competitors. As a result, we may not fully realize the benefits we expect from the strategic cooperation with Tencent. Failure to realize the intended benefits from the strategic cooperation with Tencent, or potential restrictions on our collaboration with other parties, could materially and adversely affect our business and results of operations.
Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
As of March 31, 2022, our directors and executive officers beneficially owned, after taking into account RSUs that will become vested within 60 days after the date of this annual report, an aggregate of 17.3% of our total outstanding ordinary shares (excluding 259,743 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme and 2,560,562 ordinary shares repurchased in the form of ADSs). As of March 31, 2022, Tencent held 12,070,080 of our ordinary shares, representing 38.0% of our total voting power (excluding 259,743 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme and 2,560,562 ordinary shares repurchased in the form of ADSs), through its wholly-owned
subsidiaries, Nectarine and Distribution Pool Limited, which held 12,068,104 ordinary shares and 1,976 ordinary shares in the form of ADSs, respectively. In addition, pursuant to the terms of our Fourth Amended and Restated Memorandum and Articles of Association, Mr. Shaojie Chen and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, have the right to appoint up to four directors. Nectarine, a wholly-owned subsidiary of Tencent, has the right to appoint up to two directors as long as it beneficially owns no less than 33% of the shares it beneficially owns immediately prior to the completion of our initial public offering in July 2019. Our board of directors has the right to appoint up to four independent directors and may appoint additional directors, if any. Directors appointed by a specified group may only be removed by the affirmative vote of such group. Our officers are nominated by Mr. Shaojie Chen (who has a second or deciding vote when there is an equality of votes) and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, and are elected by the board at such terms and remuneration as the board sees fit. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”
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
Our results of operations may be subject to quarterly fluctuations due to seasonality.
We historically experienced seasonality in our business, reflecting seasonal fluctuations in Internet usage. As a result, comparing our historical operating results on a period-to-period
basis may not be meaningful. For example, the number of active users used to be higher during school holidays and certain parts of the school year, and lower at the beginning or exam periods of the school year, which affected our cash flow for those periods. Furthermore, the number of paying users of our online livestreaming platform generally correlated with the marketing campaigns and promotional activities we conducted, which might coincide with popular western or Chinese festivals. As a result, we cannot rule out the possibility that our operating results in future quarters or years may fall below the expectations of securities analysts and investors due to seasonality.

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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. However, we can not assure you that in the future we will not identify any material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or management override of internal controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. If we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
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
We recognize expenses of RMB132.1 million in our consolidated statement of income for the year ended December 31, 2021. As a result, these awards start vesting upon the completion of our initial public offering in July 2019. As of December 31, 2021, our unrecognized share-based compensation expenses amounted to RMB72.6 million. As of March 31, 2022, 2,076,349 RSUs have been granted that are not forfeited under the Amended and Restated 2018 RSU Scheme and no award has been granted and outstanding under the 2019 Share Incentive Plan. As of March 31, 2022, 1,846,578 RSUs corresponding to 1,846,578 ordinary shares have become vested.
We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
Competition for highly skilled personnel is often intense and we may incur significant costs or be unsuccessful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We may be the subject of allegations, harassment or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share, users and customers and incur actual losses.
We have been subject to allegations by third parties or purported former employees, negative Internet postings and other adverse public exposure on our business, operations and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the Internet, including social media platforms by anyone, whether or not related to us, on an anonymous basis. Any negative publicity on us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers and participants posts, often without filters or checks on accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share, users or customers and incur actual losses.
Non-compliance
on the part of our employees or third parties involved in our business could adversely affect our business.
Our compliance controls, policies and procedures may not protect us from acts committed by our employees, agents, contractors, or collaborators that violate the laws or regulations of the jurisdictions in which we operate, which may adversely affect our business. Moreover, we may be exposed to gross negligence, fraud or other misconduct committed by our employees or other third parties, including but not limited to our users and business partners, or other events that are out of our control.
In addition, our business partners or other third parties involved in our business through our business partners (such as contractors, talent agencies or other third parties entered into business relationship with our third-party business partners) may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationship with other businesses such as third-party game developers, advertisers and talent agencies, and take measures to reduce the risks that we may be exposed to in case of any non-compliance
by third parties, we cannot be certain whether such third party has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements or rule out the likelihood of incurring any liabilities imposed on us due to any regulatory failures by third parties. We identify irregularities or noncompliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot ensure that any of these irregularities will be corrected in a prompt and proper manner. In addition, for those third parties actively involved in our business through our business partners such as our sales agents, we also request our business partners to supervise and administrate relevant business activities of such third parties, but we cannot ensure that our business partners will be able to supervise and administrate in an effective way. The legal liabilities and regulatory actions on our business partners or other third parties involved in our business may affect our business activities and reputation and in turn, our results of operations.
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
In the past, we have identified a small number of users on our platform that appear to have been located in countries that are targets of U.S. economic sanctions. We have taken measures to prevent such persons from accessing our platform, either as streamers or users, in a manner that would violate U.S. economic sanctions. However, we cannot ensure that such measures will be effective. While we believe that we have been, and that we continue to be, in compliance with applicable U.S. economic sanctions, our failure to employ appropriate safeguards with respect to streamers and users located in countries that are targets of U.S. economic sanctions may result in a violation of such laws.
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
In addition, malicious software and applications may interrupt the operations of our websites, our PC clients or mobile apps and pass on such malware to our users which could adversely hinder user experience. Although we have been successfully blocking these attacks in the past, we cannot guarantee that this will always be the case, and in the case of users experiencing a malware attack by using our platform, our users may associate the malware with our websites, our PC clients or mobile apps, and our reputation, business, and results of operations would be materially and adversely affected.
Our users may suffer from third-party fraud when purchasing our virtual currency and we may suffer fraud when selling virtual currency to users.
We offer our users multiple options to purchase
Yuchi
, our virtual currency. Users can purchase these virtual currencies directly on our web streaming portal, making in-app
purchases using third-party payment channels. Other than the official purchase channels, there is no other means to purchase
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
In addition, in 2019, 2020 and 2021, we experienced multiple incidents where the users paid for our virtual currency through fraudulent methods, including illegal use of credit cards. While such incidents have decreased significantly given tightened regulation, we may lose all the revenue we were supposed to generate from the sales as we were not able to collect or recover on any of it when such incidents occurred. Although we have instated authentication mechanisms that help us detect such fraudulent paying methods, we still cannot guarantee that our mechanisms can prevent all fraudulent virtual currency purchases. These fraudulent transactions cause harm to our financial results and business operations.
We will incur additional costs as a result of being a public company.
We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
Risks Related to Our Corporate Structure
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Douyu. If the PRC government finds such agreements non-compliant
with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the NDRC and the Ministry of Commerce in December 2021 and effective on January 1, 2022, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider.
We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Wuhan Douyu and Wuhan Ouyue, the VIEs. Wuhan Yule, our wholly-owned subsidiary in China, has entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results as the VIEs under U.S. GAAP. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders” for further details.
If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we or the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAMR, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply; or

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences result in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIEs and their shareholders to operate our business in China.
However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIEs and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations.

Most of the nominee shareholders of the VIEs are also beneficial owners of the Company, particularly, the sole shareholder of Wuhan Ouyue, Mr. Shaojie Chen, our founder, CEO and director, and the shareholders of Wuhan Douyu which includes Mr. Shaojie Chen and Mr. Wenming Zhang, our former co-founder,
former
co-CEO
and former director. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.
There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.
We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.
Due to PRC restrictions or prohibitions on foreign ownership of Internet and other related businesses in China, we operate our business in China through the VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIEs and their shareholders, including the powers of attorney, to control and operate the business of the VIEs. These contractual arrangements are intended to provide us with effective control over the VIEs and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders” for more details about these contractual arrangements. In particular, our ability to control the VIEs depends on the powers of attorney, pursuant to which Douyu Yule (our wholly-owned subsidiary in China) can vote on all matters requiring shareholder approval in the VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.
Although we have been advised by our PRC counsel, Han Kun Law Offices, that each of the contractual arrangements among Douyu Yule, the VIEs and their shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the VIEs and their subsidiaries as direct ownership. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. Although Douyu Yule has an option, subject to the registration process with PRC governmental authorities, to purchase the equity of the VIEs, if the shareholders of VIEs do not cooperate or there are any disputes relating to these contractual arrangements, we will have to enforce our rights under these contracts under PRC laws through arbitration, the outcome of which is uncertain. These contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.
The VIEs hold certain assets that are important to our operations, including the ICP License, the Internet Culture Operation License, the Commercial Performance License, the License for Online Transmission of Audio/Video Programs and the Radio and Television Program Production and Operating Permit. Under our contractual arrangements, the shareholders of the VIEs may not voluntarily liquidate the VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain thresholds in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.
Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Douyu Yule, the VIEs and their shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that the VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase the VIEs’ tax expenses without reducing the tax expenses of Douyu Yule, subject the VIEs to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment Douyu Yule may have. As a result, our consolidated results of operations may be adversely affected.
If the chops of our PRC subsidiaries, the VIEs and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.
In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, the VIEs and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any of our authorized personnel obtains, misuses or misappropriates our chops for whatever reason, we could experience disruptions in our operations. We may also have to take corporate or legal action, which could require significant time and resources to resolve while distracting management from our operations. Any of the foregoing could adversely affect our business and results of operations.
Our shareholders or the shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.
The shareholders of the VIEs include persons who are also our shareholders or affiliates of our shareholders, and, in some cases, our directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of the VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint Douyu Yule (our wholly-owned subsidiary in China) or a person designated by Douyu Yule to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.
Additionally, we rely on our shareholders and the shareholders of the VIEs to secure, both at the internal and external level, all the necessary approvals, permits, filings or other formalities and proceedings in relation to their respective investment in us and/or the VIEs. We cannot assure you that our shareholders and shareholders of the VIEs have obtained all of such necessary approvals, permits, filings or other formalities and proceedings. The failure to obtain such approvals, permits, filings or other formalities and proceedings may adversely affect our business and results of operation.

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
On March 15, 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which came into force on January 1, 2020. The PRC Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; or (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law keeps silent on how to define and regulate the “variable interest entities”, while adding a catch-all
clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” Pursuant to the PRC Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry
national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance
and impose other penalties.
The Internet content service, Internet audio-visual program services, radio and television production and operation and online culture activities that we conduct through our consolidated variable interest entities are subject to foreign investment restrictions/prohibitions set forth in the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version). It provides that, with a few exceptions, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. The Provisions on the Administration of Foreign Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, Internet audio-visual programs businesses, Internet culture businesses (except for music), and radio and television program production businesses.
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
Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we became a subject of unfavorable allegations made by short sellers, whether such allegations are proven to be true or untrue, the market price for our ADSs may be adversely affected.
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
Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they come due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.
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
As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares representing your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our Fourth Amended and Restated Memorandum and Articles of Association, the minimum notice period required for convening a general meeting is 15 days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our Fourth Amended and Restated Memorandum and Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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
Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection that you may have to the laying of venue of any such proceeding, and irrevocably submitted to the nonexclusive jurisdiction of such courts in any such action or proceeding. As a result, you, as a holder of our ADSs, may not initiate legal proceedings against or involving the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, in any jurisdictions outside of a state or federal court in New York, New York, while proceedings against you may be initiated in a state or federal court in New York, New York or other jurisdictions. The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. The arbitration provisions in the deposit agreement do not preclude you from pursuing claims under federal securities laws in federal courts. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.
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
If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute
jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute
jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has nonexclusive jurisdiction over claims against or involving ADS holders arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby. In determining whether to enforce a contractual pre-dispute
jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.
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

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.
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
We were likely a passive foreign investment company, or PFIC, for 2021 and there is a significant risk that we will be a PFIC for 2022 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.
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
The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case our PFIC status for any taxable year depends largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because generally our market capitalization has declined substantially since the beginning of 2021, if the value of our goodwill is determined by reference to the average of our quarterly market capitalization then we were likely a PFIC for our 2021 taxable year. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2022 and possibly future taxable years. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We have not obtained any valuation of our assets (including goodwill). U.S. holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Moreover, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2022 or any future taxable year.
If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless a “deemed sale” election is made. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY
4.A. History and Development of the Company
Corporate History
We commenced operations and launched our livestreaming platform in 2014 with the establishment of Guangzhou Douyu. Wuhan Douyu was established in May 2015. In February 2016, Guangzhou Douyu and Wuhan Douyu entered into an asset and business transfer agreement, pursuant to which Guangzhou Douyu transferred all of its business operations and assets to Wuhan Douyu (the “2016 Wuhan Douyu Restructuring”).
In February 2016, Wuhan Douyu, Wuhan Ouyue, the successor of Zhejiang Ouyue, which was acquired by Mr. Shaojie Chen in November 2015, and Mr. Chen entered into a series of contractual arrangements, by which Wuhan Douyu may exert control over Wuhan Ouyue and consolidate Wuhan Ouyue’s financial statements. In May 2018, such contractual arrangements were terminated and replaced by contractual arrangements between Douyu Yule, Wuhan Ouyue and Mr. Chen.
In June 2016, each of Yuxing Tianxia, Yuyin Raoliang and Wuhan Yuwan was incorporated in the PRC by Wuhan Douyu. In November 2016, each of Douyu Education and Yu Leyou was incorporated in the PRC by Wuhan Douyu. These entities focus on entering into business contracts with streamers.
In 2018, we undertook an equity restructuring in order to redomicile our business from the PRC to the Cayman Islands (the “2018 Restructuring”). We were incorporated in the Cayman Islands as the holding company of the Group, and through our wholly owned subsidiaries in the PRC, we entered into a series of contractual arrangements (“VIE agreements”) with Wuhan Douyu, Wuhan Ouyue, and their respective shareholders. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, Wuhan Douyu and Wuhan Ouyue.
In July 2019, we completed an initial public offering in which we and certain selling shareholders offered and sold an aggregate of 6,738,711 ordinary shares in the form of ADSs. On July 17, 2019, the ADSs began trading on the Nasdaq Global Select Market under the symbol “DOYU.”
We are a holding company and do not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC through Douyu Yule and the VIEs. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” Wuhan Douyu, Wuhan Ouyue and their respective subsidiaries hold our ICP License, the License for Online Transmission of Audio/Video Programs, the Internet Culture Operation License, and other licenses or permits that are necessary for our business operations in the PRC.
Our principal executive offices are located at 20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, the People’s Republic of China. Our telephone number at this address is +86 27 8775 0710. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman
KY1-1104,
Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 E. 40th Street, 10th Floor, New York, NY 10016. Our corporate website is www.douyu.com. The information contained in our website is not a part of this annual report.
The SEC maintains an Internet site at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC.
Merger between Our Company and Huya and its Termination
On October 12, 2020, we entered into an Agreement and Plan of Merger (“Merger Agreement”) dated October 12, 2020, with Huya, Tiger Company Ltd., a newly-formed company with limited liability, incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Huya (“Merger Sub”), and, solely for the limited purposes set forth therein, Nectarine, under which Huya would acquire all the outstanding ordinary shares of us, including ordinary shares represented by ADSs, through a stock-for-stock
merger (the “Merger”).

Concurrently with the execution of the Merger Agreement, we and Nectarine entered into a Reassignment Agreement dated October 12, 2020, pursuant to which Nectarine will assign its interests in the game livestreaming business operated by the Tencent group under the “Penguin
e-Sports”
brand (the “Penguin Business”) to us and deepen its business cooperation with us in order to integrate the Penguin Business with the business of the combined Huya and us upon the Merger, for a total consideration of US$500,000,000.
On July 12, 2021, we entered into a termination agreement with Huya, Tiger Company Ltd. and Nectarine, pursuant to which the Merger Agreement dated October 12, 2020, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect. We also entered into a termination agreement with Nectarine dated July 12, 2021, pursuant to which the Reassignment Agreement dated October 12, 2020, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect.
4.B. Business Overview
We are a leading game-centric livestreaming platform in China and a pioneer in the eSports value chain. We aim to build an integrated game-centric ecosystem of livestreaming, video, graphic content and other interactive and community features. We operate our platform both on PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment livestreaming, access to a wide array of video and graphic contents, and participate in community events and discussions.
Our platform attracts a large number of highly loyal and engaged user base through both organic growth and traffic acquisition. As of December 31, 2020 and 2021, we had 394.3 million and 433.4 million registered users on PC and mobile apps, respectively. Our average mobile MAUs on the mobile platform was 62.4 million for the fourth quarter of 2021, representing a 4.9% year-over-year growth from the fourth quarter of 2020. We believe our diverse content offerings and interactive product features allow us to retain user and promote their engagement level. Our average next-month active mobile user retention rate was 73.0% and 68.7% over the preceding
12-month
periods as of December 2020 and December 2021, respectively.
Our platform brings together a deep pool of streamers and provides a sustainable streamer development system. We entered into exclusive contracts with the top streamers to ensure a consistent supply of quality content. We supplement the exclusive contract model with the talent agency model, which captures a large group of promising and rising streamers. With years of experience, we have developed a well-designed system to discover, train and promote streamers who are already popular or have demonstrated the potential to become popular, and to help them grow and monetize their popularity.
The passion for games and interactions among gamers and game enthusiasts extends beyond just playing. Against the backdrop of eSports’ booming popularity, we believe China has a massive and growing gamer community that is seeking interactive and engaging entertainment through game livestreaming, short video, graphic content and community discussions. As one of the first game-centric livestreaming platforms to make the foray into eSports, we are strategically positioned to benefit from the proliferation of the eSports industry in China. The eSports industry generates highly attractive content and helps to transform our platform into an engaged and vibrant community. Through our investments in and collaborations with a variety of participants across the value chain, we have gained coveted access to premium eSports content attracting millions of viewers to our platform, enabling us to organize our own tournaments and produce exclusive eSports content only available on our platform which further attracts users and improves their stickiness. Our average mobile eSports MAUs were approximately 34.0 million and 37.1 million in the fourth quarter of 2020 and 2021, respectively. We have been expanding our content offerings beyond eSports to cover more types of
non-eSports
games with an aim to satisfy our engaged users’ evolving needs and further incresase the size of our active user base.
We have built a powerful technology infrastructure to help ensure an optimized user experience. The optimized user experience attracts a large number of users on our platform and enables us to collect and analyze vast amounts of behavioral data leveraging our big data analytics capabilities. Investing in user experience generates significant benefits for our platform. Through comprehensive content offerings and refined content categorization, customized recommendations and development of new products and features, we enhance user experience to attract new users and increase user loyalty.
We employ a multi-channel monetization model. We believe the vibrant and interactive game community created on our platform drives user satisfaction, which provides diversified opportunities for user spending. Leveraging a large number of viewers and a deep pool of streamers, our monetization channels primarily include livestreaming and advertisement. Livestreaming is our main monetization channel and mainly involves sales of a wide array of virtual gifts. Our large and highly engaged user base attracts advertisers from a wide spectrum of industries, which has contributed to our advertising revenue. In addition, we generate a small portion of revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers. We believe these channels supplement each other and create future monetization potential.

OUR BUSINESS
Content on Our Platform
We are dedicated to providing a wide range of game-centric integrated content ranging from livestreaming, video, graphic contents to community features, with a primary focus on games, especially on eSports. We have been expanding our content offerings beyond eSports to cover more types of
non-eSports
games to further grow our user base. Our diverse content offering also covers other entertainment options such as talent shows, music and outdoor activities to better serve a broad user base and cater to diverse interests.
Games
Games content, especially eSports content, has been our focus since inception. A majority of our streamers were game streamers and game streaming also contributed significantly to the total viewing hours on our platform. Our massive user base, deep pool of top streamers and strong brand awareness allow us to secure coveted game content, especially eSports content. Leveraging our business acumen and insight, as well as big data capabilities, we in turn identify and promote top trending games.
Our dynamic game streaming content is generated primarily from eSports. In addition to competitive eSports games, we also offer other games genres such as role-playing games, simulation games and console-based games.
eSports
We made the foray into eSports since inception and prioritized eSports in our business development. With our game-centric nature, brand awareness and well-established online distribution capabilities, we believe we are the partner of choice for various participants along the eSports industry.
We attracted a large number of eSports viewers. In addition to streaming major eSports events and tournaments, we also sponsor or cooperate with professional players and teams, and organize our proprietary eSports tournaments to further grow our eSports viewer base.
Coveted Access to Premium eSports Content
By providing access to our massive user base, we have successfully fostered long-term partnerships with major game developers and leading eSports teams. As eSports content is primarily accessible online, game developers and publishers have been increasingly relying on livestreaming platforms to promote the awareness and popularity of newly published games. As a result, we may be uniquely positioned to help connect downstream users with upstream game developers. We believe livestreaming platforms such as our platform played a significant role in the commercial success of some of the major games today. This mutually beneficial relationship has solidified our partnerships with participants on the eSports industry.
These partnerships give us access to premium quality eSports content that attracts a large number of enthusiastic viewers to our platform. Leveraging our collaborative relationships with major game developers and publishers, we stream official tournaments for some of the most popular eSports games.
We differentiate ourselves from other platforms streaming eSports tournaments by creating our proprietary content involving popular streamers for better viewing experience. We believe that our proprietary content and features provided will further increase the popularity of eSports tournaments. On our official streaming channel, we produce commentary programs before and after matches to provide informed match previews and post-match reviews by professional players. In addition, our platform has incorporated an on-demand
playback function and developed a series of relevant video clips, graphics and community discussions, all tailored to satisfying viewer demand and improving the viewing experience.
eSports Team Professionals or Collaboration
We sponsor, promote and collaborate with professional eSports teams who either display our brand in eSports tournaments or produce exclusive content, including play-through, training, tutoring and commentating on eSports tournaments. We sponsor various leading eSports teams internationally and domestically.
Under our collaborative framework, we have the naming rights of certain teams we sponsor and their related products. We have the right to commercialize the popularity of their team members, and we may have exclusive intellectual property rights to certain content generated by the members of the teams we sponsor. We also have the right to arrange various activities and events for them and receive a portion or all of the revenues generated thereof. In return, we pay a sponsorship fee and promote the sponsored teams on our platform. Our sponsorship of eSports teams allows us to discover and recruit high-quality streamers more efficiently as professional players naturally have more competitive advantages in becoming top-performing
game streamers.

Organization of eSports Tournaments
In addition to streaming eSports tournaments and events held by others, we organize our own eSports tournaments, whose participants are often our streamers and viewers, which add on to the interactive nature of our platform and enhance the user experience. For example, in some of these self-organized tournaments our top streamers lead teams formed by our viewers to compete with each other. We livestream these tournaments and promote them by partnership with certain media outlets. Through our organization and promotion, we have propelled the popularity of a group of streamers who emerged from these competitions and have recruited many rising-star streamers. Our self-organized eSports tournaments further expand our content offering and bring monetization opportunities of selling sponsorship rights to third-party sponsors.
Non-eSports
Games
We have been expanding our content offerings beyond eSports to cover more types of
non-eSports
games. We endeavor to cover more game genres, deepen cooperation with more game developers and strengthen the operation management of each game by leveraging our integrated content. Since
non-eSports
gaming content is better-viewed in the graphic and video format, we have upgraded our products to integrate livestreaming, video, graphics with community features, which we believe will enable us attract more high-quality gamers and content producers to our platform.
Other entertainment content
To accommodate our users’ diverse interests and retain our strong game-centric traffic, we have expanded our content to include a wide spectrum of livestreaming entertainment options, such as talent shows, music, outdoor and travel. This helps promote our brand, attract a diverse user base, increase user monetization potential and drive user engagement and retention.
Video and graphics
In addition to providing livestreaming content, we also offer video clips and graphics on our platform, which supplements our comprehensive content offerings to better serve users’ evolving needs. Our video and graphic contents are uploaded by livestreamers, content creators and users. Video clips include replays of selective livestreaming content and other engaging and diversified content. Graphics include game guides, tutorials, news and other types of content.
We encourage our streamers and users to create and generate more videos and/or graphic content on our platform by introducing creative and user-friendly content production tools. The flexibility of video clips and graphic edits allow streamers and users to explore more content genres and therefore enhances user engagement.
Community
We organize and operate a wide array of game-specific communities on our platform, which offer high-quality game content that integrates livestreaming, video, graphics contents with community features, providing users with bespoke experience based on their game preferences. Normally, each community corresponds to one game. The community’s content display preference is tailored to each game’s characteristics and features, which is aimed to meet the diverse and evolving needs of our users, and to further foster user engagement and stickiness.
Our Users
We have a large and engaging young user base with willingness to spend and share on social networks. As of December 31, 2020 and 2021, we had 394.3 million and 433.4 million registered users on our PC and mobile apps, respectively. Our average mobile MAUs increased from 58.2 million in the fourth quarter of 2020 to 62.4 million in the fourth quarter of 2021. Expansion in our user base is mainly driven by traffic acquisition and organic growth, as a result of our diverse and high quality content product offerings and strong brand recognition, and may be impacted by seasonality in our business.
Our users are attracted to and retained by our rich game-centric content and influential streamers. Our average mobile eSports MAUs were approximately 34.0 million and 37.1 million in the fourth quarter of 2020 and 2021, respectively. Our user base is also loyal and highly engaged. In 2021, our average next-month active mobile user retention rate was 68.7%, and was 73.0% in 2020. We strive to cultivate the paying habits of our users. Our quarterly average paying users were 7.6 million and 7.3 million in the fourth quarter of 2020 and the fourth quarter of 2021, respectively.

Given the lifestyle of younger generations, our users tend to be young individuals who enjoy eSports and other visual entertainment content through livestreaming, while socializing with others on a real-time basis. We target a young user base by establishing our brand in comprehensive gaming content and offering features popular among the younger generation on our platform. We believe their willingness to spend more time and to pay grows in parallel with their income as they age.
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
Streamer Engagement
Our platform engages streamers in three ways: (i) exclusive contracts with streamers directly; (ii) contracts with streamer talent agencies to manage our streamers; and (iii) self-registration by streamers. Some streamers may belong to eSports clubs, which is also an important content producer on our platform. Similar to talent agencies, we generally enter into contracts with the eSports clubs directly to engage their members.
Exclusive Contract Model
Under this model, we enter into exclusive contracts with certain top individual streamers directly, or through tri-party
contracts among us, certain top individual streamers and the talent agencies to which such streamers belong. The exclusive contract model is an important way to recruit and retain high-quality streamers. We believe our strategic focus on exclusive contracts with top streamers offers us unique competitive advantages as compared to other game-centric livestreaming platforms.
Our exclusive contracts have exclusivity clauses that require streamers to livestream on our platform only during the contract term. In addition to revenue sharing of a portion of virtual gift sales and advertisement sales, we also set compensation terms based on the popularity of the content and the user traffic it generates. As such, our exclusive streamers are incentivized to produce engaging content that attracts more viewers and promotes spending on our platform.
We have the right to commercialize the streamers and the content they produce as our intellectual property under the exclusive contract model. We promote and monetize the popularity of our exclusive streamers through online and offline commercial activities. The typical contract term is three to five years and may be renewable upon mutual consent. After signing, we are responsible for arranging commercial activities for them. Under this contract model, we may establish certain performance-based target for the exclusive streamers. Utilizing our big data analytic capabilities, we allocate the livestreaming hours for these streamers to match user activity levels to maximize our operational efficiency. We may also provide guidance over the content streamed by exclusive streamers. We have dedicated teams that focus on signing exclusive streamers broadcasting different genres of content to diversify our content offering.
Talent Agency Model
We also enter into collaboration agreements with talent agencies to manage our streamers. Talent agencies are responsible for recruiting, training, managing and promoting their own member streamers, and are also responsible for organizing streaming activities on our platform. We usually pay talent agencies a portion of the virtual gift sales, which are typically redistributed to their members.
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
Leveraging our unique industry insights and proprietary big data analytics capabilities, we establish development plans for streamers which not only optimize the content they produce, but also help guide the streamers to focus on trendy topics and increasing the streamers’ positive public exposure. We promote streamers’ content on and outside of our platform, boost their popularity through traditional media channels and provide them with opportunities to attend online and offline activities where they can further increase public exposure, such as Yule Ceremony (“鱼乐盛典”).
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
Monetization Opportunities
We generate revenue through sales of virtual gifts during livestreaming, advertisement services and others.
Livestreaming
We derive a substantial portion of our revenues from livestreaming, mainly from the sale of virtual gifts. In 2019, 2020 and 2021, we generated RMB6,617.3 million, RMB8,852.2 million and RMB8,596.6 million (US$1,349.0 million) respectively from livestreaming, representing 90.9%, 92.2% and 93.8% of our total net revenues for the same periods. In 2021, we had a total of 17.5 million annual paying users.
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
When a streamer receives a virtual gift, that virtual gift is displayed in his or her profile. We share with our streamers revenue from virtual gift sales. We also offer other subscription-based privileges to incentivize user spending, such as our premium monthly subscription service, a prepaid package that encourages user spending.
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

Advertisement and Others
We generate revenues from advertisement and other services, including brand advertisements, game advertisements and to a lesser extent, game distribution. Our advertisement and other revenue was RMB665.9 million, RMB749.7 million and RMB568.7 million (US$89.2 million) respectively in 2019, 2020 and 2021, which constituted approximately 9.1%, 7.8% and 6.2% of our total revenues for the same periods.
Advertisement
Our value proposition to advertisers is driven by our strong brand recognition and massive and engaged user base. We offer a full suite of precise and effective advertisement products and marketing strategies, attracting a large number of advertisers. We distribute advertisements ways such as: (i) integrated promotion activities during livestreaming, where advertising partners integrate their service or products with livestreaming programs through active promotion by our streamers; (ii) traditional display advertisements in various areas of our platform; and (iii) online and offline events-related advertisements. As integrated promotion activities and online and offline events-related advertisements cause fewer interruptions to our users while offering greater potential due to less time and space restrictions than traditional display advertisements, they are an important part in our advertisement revenue. We expect such advertising format to contribute an increasing portion of advertisement revenues.
Our streamers must sign advertisement contracts with us and are entitled to a portion of the fees. A direct contract between the advertiser and our streamer is not permitted. The price of our advertising services depends on various factors, including the form and size of the advertisement, the popularity of the content or event in which the advertisements will be placed and specific targeting requirements.
Our traditional display advertisements include, but are not limited to, full screen advertisements, slides, banners, links, videos, logos and buttons. We offer advertisement placements on our home page or prior to streaming. Such placements may stay on the top or bottom of the streaming interface or appear as pop-ups.
For integrated promotion activities during livestreaming, we usually cooperate with third-party advertising agencies to identify advertisers to place orders with us. For traditional display advertisements, we usually work with advertisers directly. Our advertising agency partners include members of the American Association of Advertising Agencies, or the 4As, and other leading Chinese advertising agencies. We have been building connections with our advertisers and plan to sign more contracts with them directly going forward.
Our brand and game advertising contracts are usually in the form of collaborative frameworks for a given period of time. Brand advertising contracts require third-party agencies to generate sales exceeding certain thresholds and the third-party advertising agencies are generally billed upon each advertisement and are required to pay promptly. For game advertisements, we provide links to the advertisers’ games on our platform and are entitled to fees such as incentive fees for effective registration solicited through our platform, and we also utilize soft-product placements or ask our hosts to produce play-throughs of the games we promote.
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
Our Platform
Our platform offers unique features to our users, such as content recommendation and search, data analytic tools and room control. With its diverse content offering and advanced technological features, we believe our platform creates an interactive, engaging and fun community.
Livestreaming Process and Platform Interface
We operate our platform both on PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment livestreaming.

Streaming Process
Livestreaming is conducted in the form of real-time streaming units, also known as rooms or channels, on our website, mobile apps. The following flow chart illustrates the viewing and streaming process:

To broaden our user base, we allow users to watch livestreaming on our platform without registration, either through our website or mobile apps. To become a streamer, a user must register on our platform and verify his or her identity with a government issued ID. As a result, certain of our streamers are also active users as well as paying users on our platform. After the streamer’s identity is verified, he or she may apply to create a new room for streaming. Once a room or channel is created, our streamers may customize video, audio and other room settings. We provide streamers and room managers with administrative accounts and they are responsible for monitoring and ensuring that their rooms’ content comply with our terms of service. We usually assign one room to one streamer, who can then connect with other streamers using our livestreaming platform to co-stream
together. During streaming, viewers are able to interact with streamers and with each other mainly through bullet chats, and browse game-related and other content in the livestreaming room.
Access Our Streaming Platform
Viewer Access
We developed a
web-based
streaming portal and its supplemental applications as well as mobile streaming apps to provide comprehensive viewing experiences for our viewers. Viewers can access our platform via our web portal at www.douyu.com or PC application
Douyu PC Client
Portal (“斗鱼PC客户端”). Alternatively, viewers can download our mobile app
Douyu Livestreaming
(斗鱼直播) free of charge. Our web portal and mobile streaming app offer substantially similar functions and features, with our mobile streaming app providing simplified and easy to use functions tailored for mobile users.
Viewer Features
Our viewers have access to the following features:
Watching, following and sharing
.
When watching a livestream or videos on our platform, viewers have the option to specify screen resolutions, screen size and stream quality, or have the platform automatically adjust the settings based on their Internet connection. Viewers may choose to click on the “follow” button in a stream room to follow the streamer and receive notifications for future streaming. Viewers are also able to share links to livestreams on social media platforms.
Interaction
.
Bullet chatting is featured on our platform to allow viewers to post messages that glide across the screen. Bullet chats are visible by all viewers who watch the same livestream, stimulating interactions among viewers. Viewers can also communicate with each other or the streamer in real time through our regular chat room function. Lastly, viewers can initiate direct voice chat requests with the streamers.
Content catalog and recommendations
.
With our advanced matching algorithm and massive user data base, we are able to generate an individualized front page containing content recommendations for each user after they have signed in. To help our users navigate and explore our selection of livestreaming rooms, we have created online catalogs grouped by categories for our users. These online catalogs are also searchable by keywords, game titles, streamers’ names and room numbers.
Purchasing and gifting
.
Viewers can purchase various virtual gifts on our platform with virtual currencies and send them to streamers. In addition, we offer features such as “Streamer Tailor-made Gifts” that allow top streamers to design unique gifts to be purchased by their followers. See “—Monetization Opportunities—Livestreaming.” Purchases and payments may also be made through third-party platforms.
Other social features
.
We also develop new products and features to enhance user experience and increase user engagement. For example, each livestreaming room is embedded with a plug-in,
namely
Hot Chat
(“热议”), which collects and displays all the hot topics and user posts on our platform. In addition, our users, streamers and game developers may join
Yu Bar
(“鱼吧”), a short- blogging community where all participants can interact with each other by posting and replying to short blogs.
Yu Bar
offers and witnesses a significant amount of interactions including posts, responses, likes and forwards.

Streamer Access
In addition to accessing our PC portal and mobile applications, streamers can easily livestream through the streaming applications we specifically developed for them, including our PC application
Douyu Streaming Assistant
(“斗鱼直播伴侣”) and the mobile app
Douyu Game-centric Streaming Assistant
(“斗鱼直播助手”). With our mobile app, our streamers can stream anywhere and anytime. Streaming outdoor activities, which has become popular among younger users, is made more convenient with our mobile app.
Streamer Features
Our streamers have access to the following features to optimize the streaming experience:
Streaming and uploading
.
Our platform synchronizes and integrates multimedia streams, including audio and video streams and picture display, into one livestreaming output. Streamers can easily start livestreaming utilizing our easy-to-use
interface. Streamers may also appoint room managers, make announcements, send notifications to viewers and change the room’s title. Other than livestreaming, streamers can store streaming archives on Douyu Streaming Video (“斗鱼视频”) and upload to their profile page for their followers to watch or revisit after the livestreaming. Streamers may also set up an account in
Yu Bar
(“鱼吧”)
,
a short-blogging community where they can interact with their followers by posting and replying to short blogs.
Performance analytical tools
.
Our platform provides certain analytical tools for streamers to monitor their performance statistics in real time. These performance statistics include peak number, current number and cumulative number of viewers in the room, number of chats and comments, average time watched per user and number of virtual gifts received.
Facial beautification
.
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
Our Technology
Our advanced technology infrastructure and capabilities allow us to efficiently and effectively provide our services with superior user experience. Our platform incorporates the following features:
Proprietary P2P Technology
Our internally developed CDN and P2P technologies bring advanced distribution and transmission technologies with a high utilization rate and improved distribution effect. Our technologies have refined bandwidth resource scheduling capability and infrastructure framework to reduce redundant overhead, and enable proactive self-adjustment of resource distribution based on the prediction of the bandwidth usage throughout the whole platform. Our technologies also optimize costs by leveraging the preferential billing rates of some suppliers.
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
high quality livestreaming.
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
We have also upgraded our platform’s search function to support multiple forms of content. By enabling searching and accessing historical livestreams, videos and visual graphic content on our platform, we believe we are able to better satisfy users’ search queries for specific game content.

Image Recognition
Leveraging advanced cloud-based recognition technology, we are able to add tags to the livestreaming content on a real-time basis, which allows the users to perform real-time secondary screening based on streaming content.
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
Automated Production of Content
Leveraging our proprietary audio and video recognition technology, users are able to grade the videos on our platform, which allows us to quickly identify and capture high-quality content. After the high-quality content is identified, such content will be automatically edited and uploaded to our platform, making it more accessible to our users.
Content Monitoring System
Our livestreaming platform contains real-time content, which we monitor to maintain a healthy ecosystem and ensure compliance with PRC laws and regulations. We have developed a comprehensive system to monitor content on our platform and filter inappropriate and illegal content and content that may infringe on the intellectual property rights of third parties.
We developed the following mechanisms to monitor the content on our platform:

•
AI-backed
Automatic Detection Process.
We utilize an automatic system to monitor our platform and the data generated in our system for sensitive key words or questionable materials on a real-time basis. The text identification system screens text content based on preset key words and an anti-spam system; the picture identification system screens picture content based on optical character recognition and illegal content detection; and the audio identification system screens audio content by converting it into text content and analyzing for illegal content. We have also developed an in-house
proprietary monitoring system that takes screenshots of our livestreaming channels every 10 seconds based on our “smart” image detection technology. Our system has machine learning capability and will update our database automatically.

•
Manual Review.
All of the automatic detection results that are escalated are reviewed by our content monitoring staff manually. We have a dedicated content monitoring team who also proactively check our rooms on a 24/7 basis for inappropriate or illegal content.

•
Self-regulation system by streamers, room managers.
We require streamers and room managers to monitor the content in their rooms and ensure that their rooms’ content complies with our terms of service. We provide streamers and room managers with administrative accounts, which give them special privileges such as forcibly removing or banning viewers from the room. Streamers and room managers are incentivized to ensure the compliance of their room with our terms of service pursuant to our policies.

•
Report by users.
Our users are encouraged to report any noncompliance of our terms of service via the “report” button on our website and mobile apps. We review users’ reports on a 24/7 basis and strive to resolve each report within 90 seconds. Reporting users are entitled to awards in the form of our virtual currency, should their reports be considered valid.

We deal with violations of varying severity in accordance with our strict policies and applicable regulations. Our actions may include warnings, cutting off or temporary suspension of the room and/or account for minor violations, with follow-up
reviews to ensure effective enforcement and rectification. For serious violations, the relevant account is deleted permanently and all virtual currency and items are forfeited, and the room may be permanently closed. Our streamers agree to indemnify us for all damages arising from third-party claims against us caused by the infringing content produced by them.

Teenager Mode
We also place great emphasis on the protection of minors. When our users sign in our platform, a pop-up
window will automatically be opened and our users can elect to be identified as a teenager. Once identified as a teenager, our users will sign into our teenager mode, where we would filter out and display contents that are suitable for minors. The users of teenager mode are not allowed to purchase virtual gifts or currencies, send virtual gifts, send bullet chats, or host livestreaming on our platform. In addition, the users of teenager mode are prohibited from accessing our platform from 10 p.m. to 6 a.m every day. In teenager mode, if the total time spent in a single day exceeds 40 minutes for a user, the user will be required to enter the guardianship password to continue using our platform.
Our Relationship with Tencent
Tencent became a shareholder of Wuhan Douyu, one of our wholly-owned subsidiaries, in April 2016 when it purchased certain of Wuhan Douyu’s shares through Linzhi Lichuang, an entity controlled by Tencent. Tencent subsequently increased its investment in Wuhan Douyu by purchasing shares in Wuhan Douyu’s subsequent rounds of financing and in our company by subscribing for Series E Preferred Shares. As of March 31, 2022, Tencent holds approximately 38.0% of our total outstanding ordinary shares (excluding 259,743 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme and 2,560,562 ordinary shares repurchased in the form of ADSs) through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, representing 38.0% of our total voting power. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”
On December 20, 2017, we and Tencent, through our respective PRC affiliated entities, entered into a strategic cooperation agreement, which became effective on January 31, 2018 and was subsequently replaced by the Amended and Restated SCFM dated April 1, 2019. Pursuant to the Amended and Restated SCFM, the parties agreed to pursue strategic cooperation in various areas of game livestreaming, advertisement and game distribution. We plan to promote content related to games owned by or licensed to Tencent at certain prominent places of our platform. The specific location, content, and operations of the cooperation between Tencent and us are subject to further negotiation pursuant to market principles. The Amended and Restated SCFM has a term of three years, which may be renewed if certain conditions are met. We also use CDN, P2P streaming technologies, online payment and website technology support services provided by Tencent and engage in other related party transactions with Tencent. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”
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
We host many online and offline activities to enhance our brand recognition and positive publicity. For example, Yule Ceremony (“鱼乐盛典”), which was an award event for popular streamers and has since become a symbolic game pop culture event in China.
Competition
The game-centric content offering service is an emerging industry in China. As one of the leading players in this market, we face competition from providers of similar services, and other online entertainment platforms. Other game-centric livestreaming competes directly with us for viewers and streamers. In addition, we compete with other large video streaming platforms, short or medium video platforms, social media platforms and other platforms offering online entertainment. We believe that our ability to compete effectively for users depends upon many factors, including the quality and variety of our content, user experience on our platform, recruitment and retention of top streamers, capability to adjust to changes in technology and customer tastes and the strength of our brands.

Licenses and Approvals
The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and VIEs are required to obtain to carry out our operations in China.

License	Entity Holding the License	Type of the Entity	Regulatory Authority
License for Value-added Telecommunications Business	Wuhan Douyu	VIE	Communications Administration of Hubei Province

License for Online Culture Business	Wuhan Douyu	VIE	Bureau of Culture and Tourism of Wuhan Municipality

License for Commercial Performance	Wuhan Douyu	VIE	Administration Committee of Wuhan East Lake High-Tech Development Zone

License for Online Transmission of Audio-visual Programs	Wuhan Ouyue	VIE	(former) National Administration for Press, Publication, Radio and Television

License for Production and Operation of Radio and Television Programs	Wuhan Ouyue	VIE	Administration for Radio and Television of Hubei Province

License for Online Culture Business	Wuhan Ouyue	VIE	Bureau of Culture and Tourism of Wuhan Municipality

License for Commercial Performance	Wuhan Ouyue	VIE	Administration Committee of Wuhan East Lake High-Tech Development Zone

License for Value-added Telecommunications Business	Wuhan Ouyue	VIE	Communications Administration of Hubei Province

License for Commercial Performance	Douyu Yule	Wholly Foreign- owned Enterprise	Department of Culture and Tourism of Hubei Province
Intellectual Property
We regard our proprietary domain names, copyrights, trademarks, trade secrets and other intellectual property as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2021, we had registered:

•	477 trademarks in China, including the logo for douyu.com;

•	61 domain names, including douyutv.com, douyu.tv and douyu.com;

•	1,899 patents in China, three patents in the United States; and

•	96 software copyrights in China, relating to all of our online communities and other products.
As of December 31, 2021, we had 145 pending trademark applications in China and other jurisdictions, including but not limited to the United States, Japan, European Union, Singapore, Malaysia, Thailand, Indonesia and Turkey. As of December 31, 2021, we have submitted 1,047 pending patent applications independently or jointly with third parties in China. Substantially all of our intellectual property is owned by Wuhan Douyu, and certain trademarks, copyrights and domain names are owned by Wuhan Ouyue for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. Douyu Yule obtained certain patents and copyrights in 2020.
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

Regulation
Regulations Relating to Foreign Investment
The Foreign Investment Law of the PRC, adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 12, 2019 became effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council. On December 31, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in the PRC, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.
On December 27, 2021, the Ministry of Commerce and the NDRC promulgated the Special Administrative Measures for Entrance of Foreign Investment, or the Negative List, which came into effect on January 1, 2022. Pursuant to the Negative List, foreign investors should refrain from making investment in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited.”
In December, 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which include: (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Foreign investment in certain key areas with national security concerns, such as important cultural products and services, important information technology and Internet products and services, key technologies and others which results in the acquisition of de facto control of invested companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and the foreign investor will be negatively recorded in the relevant national credit information system, which would then subject such investor to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.
We are a Cayman Islands company and our businesses by nature in China are mainly value-added telecommunication services and online culture services, which are restricted or prohibited for foreign investors by the Negative List. We conduct business operations that are restricted or prohibited for foreign investment through the VIEs.
Regulations Relating to Telecommunications Services
In September 2000, the State Council issued the Regulations on Telecommunications in China, or the Telecommunications Regulations, as amended on July 29, 2014 and February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment), or the Telecom Catalog, implemented on March 1, 2016 (as amended on February 6, 2019), Internet information services constitute a type of value-added telecommunications service. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the MIIT, or its provincial branches prior to the commencement of such services.
The Telecommunication Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. The Telecom Catalog, which was issued as an attachment to the Telecommunication Regulations and most recently updated on June 6, 2019, further categorizes value-added telecommunication services into two classes: class I value-added telecommunication services and class II value-added telecommunication services. Information services provided via cable networks, mobile networks or Internet fall within class II value-added telecommunications services.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008 and February 6, 2016, regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that foreign investors are generally prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including, among others, provisions of Internet content. In addition, foreign investors are required to have sufficient experience operating value-added telecommunications business when applying for the MIIT’s value-added telecommunications business operation license. On April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the FITE Regulations. The amendments include, among others, removing the performance and operational experience requirements for foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business as set out in the FITE Regulations. The amended regulations will take effect on May 1, 2022.
On July 13, 2006, the Ministry of Information Industry (which is the predecessor of MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which provides that: (i) foreign investors can only operate a telecommunications business in China through telecommunications enterprises with a valid telecommunications business operation license; (ii) domestic license holders may not rent, transfer or sell telecommunications business operation licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in China; (iii) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (iv) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and (v) all value-added telecommunications service providers should improve their network and information security, establish a relevant information safety system and set up emergency plans to ensure network and information safety.
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
Regulations Relating to Internet Information Services
The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate provisions of Internet information services in the PRC. According to the ICP Measures, Internet information services refer to provisions of information through the Internet to online subscribers, including commercial and non-commercial
services. Pursuant to the ICP Measures, commercial Internet information service providers shall obtain ICP Licenses from relevant PRC local authorities before engaging in commercial Internet information services in China. In addition, according to applicable PRC laws, administrative regulations or rules, providers of Internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatuses shall obtain consent of the relevant PRC competent authority before applying for an operating permit or carrying out record-filing procedures.
Additionally, the ICP Measures and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incites the commission of crimes or infringes upon the lawful rights and interests of third parties. If an Internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and delete the information and report it to the government authorities. Any provider’s violation of these prohibitions, in serious cases, will lead to revocation of its ICP License and shutdown of its Internet systems. On January 8, 2021, the State Council issued the Revised Draft for Comment of the ICP Measures, or the ICP Measures Draft, which reinforces the responsibilities of Internet information services providers and includes: (i) establishing a review system of content publication, (ii) verifying the truthfulness of identity of users; and (iii) protecting the privacy and safety of personal information. As of the date of this annual report, the ICP Measures Draft is not effective regulation.

Regulations Relating to Mobile Internet Applications Information Services
In addition to the Telecommunications Regulations and other regulations above, mobile applications (“APPs”) and the Internet application store (the “APP Store”) are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services (the “APP Provisions”), which were promulgated by the CAC on June 28, 2016 and became effective on August 1, 2016. Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content. The APP Store service providers shall file with the local cyberspace administration authorities within 30 days after its APP Store services have launched, and such APP Store service providers are responsible for overseeing APP providers operated on their stores.
On January 5, 2022, the CAC issued the draft Regulations for the Administration of Mobile Internet Applications Information Services (Draft for Comments) for public comment. Pursuant to the draft regulations, the APP information service providers are required to fulfill their obligations, including without limitation, establishing a real-name system and protection of users’ personal information and protection of minors. In addition, the draft regulations require APP information service providers to establish and improve mechanisms for the management of information content reviews, establish and improve management measures, including without limitation, user registration, account management, information review, routine inspections and emergency response and handling and allot professional personnel and technical capabilities corresponding to the scale of the services. The APP information service providers shall not induce users to download applications through actions such as false promotions and bundling downloads, or by using illegal and negative information and shall not rig rankings, rig volume, or control reviews and ratings through either machine or manual methods to create fake traffic. Furthermore, it provider that APP information service providers shall conduct security assessments in accordance with relevant laws and regulations before launching new technologies, applications or functions with public opinion features or social mobilization capabilities.
On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.
On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to enhance the protection of users’ personal information in relation to the download, installing and upgrade of apps.
Regulations Relating to Online Transmission of Audio-Visual Programs and Online Streaming
On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Private Capital into the Cultural Industry, according to which private capital was prohibited from engaging in the business of online transmission of audio-visual programs. On December 20, 2007, the SARFT and the MIIT jointly promulgated the Audio/Video Measures, which took effect on January 31, 2008 and were subsequently amended on August 28, 2015. Under these provisions, foreign investors are prohibited from engaging in the business of distributing audio-visual programs through the Internet.
Providers of audio-visual program services through the Internet (including through mobile networks) in general must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SARFT; and such providers are required to obtain the License for Online Transmission of Audio/Video Programs issued by National Radio and Television Administration, or complete certain registration procedures with National Radio and Television Administration.
On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio/Video Programs. The notice also stipulates that Internet audio-visual program services providers engaging in such services prior to the promulgation of the Audio/Video Measures are able to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no record of violation during the three months prior to the promulgation of the Audio/Video Measures. Further, on March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval
requirements for the audio-visual programs transmitted through the Internet, including through mobile networks, where applicable, and prohibits certain types of Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.
On April 1, 2010, the SARFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, as adjusted on March 10, 2017, which classified Internet audio/visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio/Visual Programs promulgated by the State Administration of Press, Publication, Radio, Film and Television (or the SAPPRFT, which is the predecessor of National Radio and Television Administration) on September 2, 2016 emphasizes that, unless a specific license is granted, an audio/visual programs service provider is forbidden from engaging in livestreaming on major political, military, economic, social, cultural and sports events.

On July 6, 2012, the SARFT and the CAC issued the Notice Regarding Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films, pursuant to which providers of Internet audio-visual program services that are engaged in the production of online audio-visual programs such as online drama series and micro-films and broadcast such programs on their own websites shall lawfully obtain the Radio and Television Program Production and Operating Permit issued by local branches of the National Radio and Television Administration and the corresponding License for Online Transmission of Audio/Video Program at the same time. Providers of Internet audio-visual program services shall report the information on online audio-visual programs such as online drama series and micro-films which have been reviewed and approved to the provincial branches of the National Radio and Television Administration in their domiciles for filing.
In April 2016, the SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Transmission Audio-visual Program Services, which apply to the provision of radio, television programs and other audio-visual programs to a targeted audience on television and all types of handheld electronic equipment. This provision covers the Internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as Internet protocol television, private network mobile television and Internet television. Anyone who provides private network and targeted transmission audio-visual program services must obtain a License for Online Transmission of Audio/Video Program issued by the SARFT and operate its business pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above-referenced businesses.
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
In addition, the SAPPRFT issued the Notice Concerning Strengthening the Administration the Streaming Service of Online Audio-Visual Programs in September 2016, pursuant to which an Internet livestreaming service provider shall: (i) equip personnel to review the content of livestreamiong content; (ii) establish the technical methods and work mechanisms in order to replace the unlawful content by using the backup program; and (iii) record the livestreaming program and keep the records for at least 60 days to fulfill the inspection requirements by competent administrative authorities. The CAC promulgated the Regulations for the Administration of Online Livestreaming Services, or Internet Livestreaming Services Provisions, on November 4, 2016, which came into effect on December 1, 2016. According to the Internet Livestreaming Services Provisions, an Internet livestreaming service provider shall: (a) establish a livestreaming content review platform; (b) conduct authentication registration of Internet livestreaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with Internet livestreaming services user to specify both parties’ rights and obligations.
In March 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works; (ii) not re-edit,
re-dub,
re-caption
or otherwise ridicule classic works, radio and television programs, or original Internet audio-visual programs without authorization; (iii) not transmit re-edited
programs, which unfairly distort the original content; (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content; (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions; (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release; and (vii) strengthen the administration of sponsorship and endorsement for Internet audio-visual programs. Pursuant to this notice, the provincial branches of the National Radio and Television Administration shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.
On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the National Radio and Television Administration jointly issued the Administrative Provisions on Internet Audio-Video Information Services, or the Internet Audio-Video Information Services Provisions, which became effective on January 1, 2020. The Internet Audio-Video Information Services Provisions define “Internet audio-video information services” as providing audio and video information production, uploading and transmission to the public via Internet platforms such as websites and applications. Entities providing Internet audio-video information services must obtain relevant licenses subject to applicable PRC laws and regulations and are required to authenticate users’ identities based on their organizational codes, PRC ID numbers or mobile phone numbers, etc.

In November 2020, the National Radio and Television Administration issued the Notice on Strengthening the Management of Network Live-performance Streaming and
E-Commerce
Streaming, which requires a live-performance streaming platform to adopt and practically implement the real-name registration system for the streamers and the viewers who purchase virtual gifts for streamers by taking measures including real-name verification, face recognition and human review. Viewers who fail to pass the real-name registration shall not be allowed to purchase virtual gifts. Live-performance streaming platforms shall block any mechanism that allows minors to purchase any virtual gifts for the streamers. A platform shall set the limitations of maximum amount for purchasing virtual gifts for each time, each day and each month. If a viewer making virtual gift purchases that aggregately reach the half of the daily or monthly limitations, the platform shall notify such viewer and allow such viewer to make further purchase only when he or she confirms the payment through SMS verification or other methods. If a viewer making virtual gift purchases that aggregately reach the full daily or monthly limitations, the platform shall suspend purchase services to such viewer. A platform shall also adopt a delayed-fund-transfer system such that if a streamer commits illegal activities, the purchase of virtual gifts shall be refunded to viewers. In addition, the live-performance streaming platform shall not adopt operational strategies that encourage viewers to purchase virtual gifts irrationally. If the platform finds that any streamer or his or her agent implies, solicits or encourages viewers to make large amount purchases by means of disseminating vulgar information, engaging in organized publicity stunt or engaging a “water army” to purchase virtual gifts in large volumes, the platform shall take measures against such streamer and such agent, list him or her on a watch list and report him or her to the radio and television administration authorities. In addition, it requires live-performance streaming platforms and
e-commerce
streaming platforms to complete filing with the National Information Registration Administration System of Online Audio/Video Platforms prior to November 30, 2020.
In February 2021, the CAC, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the SAMR and the NTRA jointly promulgated the 2021 Streaming Guidance Opinions. Pursuant to the 2021 Streaming Guidance Opinions, the online streaming platforms shall adopt a tiered and classified management system over the streamers’ accounts, with those accounts managed in different tiers and classes based on the nature of the streamers, operational contents, number of fans, popularity of the streaming, time limit of the streaming and other factors. Online streaming platforms shall set up appropriate limitations for streamers’ accounts in different tiers or classes in terms of the total amount of virtual gifts received in any single session of streaming performance, the popularity of the streaming, the time length of the streaming, the sessions of the streaming in any single day, the time gap between different streaming sessions and other factors, and take necessary warning measures against the streamers who violate relevant laws and regulations. In addition, online streaming platforms are required, among other things, to set up appropriate limitations for the maximum purchase price for each virtual gift and the maximum value of virtual gifts that the users send to the streamers each time, and online streaming platforms are required, if necessary, to set up a cooling-off
period and a delayed-fund-transfer system for giving virtual gifts. The 2021 Streaming Guidance Opinions further provides that all livestreaming platforms that provide online audio/video services shall obtan a License for Online Transmission Audio/Video Programs or complete filing with the National Information Registration Administration System of Online Audio/Video Platforms.
On March 25, 2022, the CAC, the SAMR and the SAT jointly issued the Opinions on Further Regulating the Profit-making Behaviors of livestreaming to Promote the Healthy Development of the Industry, pursuant to which, online streaming platforms shall strengthen the management of online livestreaming account registration and implement the real-name registration system for the streamers based on their ID number or unified social credit code. Online streaming platforms shall report the relevant information of streamers who have profit-making behaviors in the livestreaming to the local cyberspace administration department and competent tax authorities every six months. Further, online streaming platforms are required to adopt a tiered and classified management system over the livestreamers’ accounts. The Opinions also propose to strengthen the tax obligations of streamers. Online streaming platforms are required to (i) clearly indicate the rights and obligations of the streamers, such as the requirement to complete registration with relevant authorities and their tax liabilities, in the service agreements with streamers; (ii) clearly identify the sources and nature of income of streamers; and (iii) perform their tax withholding obligations for personal income of streamers. The platforms shall not assign or evade their tax withholding obligations for personal income of streamers by any means and shall not assist streamers with tax evasion. In addition, the Opinions provide specific requirements for online streaming platforms to regulate livestreaming marketing activities. For example, online streaming platforms and streamers should not conduct false or misleading commercial publicity on commodity producers and operators as well as the performance, function, quality, source, honors won, qualification, sales status, transaction information, user evaluation and other statistics of the products, and online streaming platforms.

On April 12, 2022, the Online Audio-visual Program Management Department of NRTA and the Publishing Bureau of the Central Propaganda Department issued the Notice on Strengthening the Management of Livestreaming of Online Games on the Online Audio-visual Program Platforms. The Notice provides that online audio-visual program platforms, including live streaming platforms shall not (i) disseminate illegal games on audio-visual program platforms; (ii) stream online games that have not been approved by the competent authorities; and (iii) use live broadcast rooms and other forms to drive traffic for the illegal game content on various platforms. Further, the Notice requires live streaming platforms to strengthen the management of game livestreaming content. For example, livestreaming platforms, in particular, online game livestreaming platforms, shall strictly control the content setting, publicity and interactions of users and take effective measures to strengthen the management of livestreaming of online games, such as establishing and improving the management system of information release, follow-up
comments and emergency response related to living game programs and improving the program monitoring and public opinion monitoring mechanism. In addition, livestreaming platforms are also required to strengthen the guidance of the game anchor’s code of conduct and establish and implement the protection mechanism for minors. The platforms that conduct livestreaming of online games shall set up anti-addiction mechanisms for minors, take effective measures to ensure that the “teenager model” is effective, implement the requirements of real-name system, prohibit minors from recharging and rewarding, and set up special channels for refund of rewards given by minors. The Notice also provides that those who violate the law should not use livestreaming to make sound appearances. In addition, online audio-visual platforms (including various domestic and overseas individual and institutional accounts opened on relevant platforms) should not live broadcast overseas game programs or competitions with obtaining approval from relevant authorities.
Regulations Relating to Online Cultural Activities
The Ministry of Culture promulgated the Provisional Measures on Administration of Internet Culture in 2011, as most recently amended in 2017, and the Notice on Issues Relating to Implementing the Newly Revised Provisional Measures on Administration of Internet Culture promulgated by the Ministry of Culture in 2011, which apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products developed, published and disseminated through the Internet which mainly include (i) online cultural products particularly developed for publishing through the Internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation), and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published on the Internet. Pursuant to this legislation, entities are required to obtain the Internet Culture Operation Licenses from the applicable provincial level counterpart of the Ministry of Culture and Tourism if they intend to engage commercially in any of the following types of activities:

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
In September 2021, the State Council released the Opinions on Improvement of Internet Civilization, which reiterates the necessity of strengthen the order in cyberspace and requires Internet platforms to strengthen the responsibility of network platform, strengthen the website platform community rules, user agreement construction, and enhance national security awareness.
On September 15, 2021, the CAC released the Opinions on Further Intensifying Responsibilities of Website Platform for Information Content, which provides specific requirements for website platforms from various aspects, such as community rules, accounts, content moderation, content quality management, key functions, platform operation, minors’ online protection and personnel management. Pursuant to the Opinions, website platforms shall create a positive and healthy cyberspace and steer public opinion in the correct direction. Website platform are also required to strengthen the management of
pop-ups,
accurately handle the procedures of sending out push notifications to users and strictly control the frequency of push notifications.
Regulations Relating to Online Game Operation
The Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Markets in the “Three Provisions” jointly promulgated by the Ministry of Culture, the SARFT and the GAPP, which was issued by the State Commission Office for Public Sector Reform (a division of the State Council) and became effective on September 7, 2009, provides that the SAPPRFT is responsible for the examination and approval of online games to be uploaded on the Internet and that, after being uploaded, online games are subject to management by the Ministry of Culture and Tourism.

The Circular Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of
Pre-examination
and Approval of Online Games and the Examination and Approval of Imported Online Games, promulgated by the GAPP, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications, on September 28, 2009, provides, among other things, that games are not allowed to be put online for operation without obtaining pre-approval
from the GAPP. Foreign investors are prohibited from investing or engaging in online game operations in China through establishing wholly-owned subsidiaries, or equity joint ventures or cooperative joint ventures with Chinese partners, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operations indirectly by establishing other forms of joint venture, establishing contractual agreements or providing technical support. Material violation of this Circular will result in suspension or revocation of relevant licenses and registrations. In addition, according to the Administrative Provisions on Online Publishing Services, before publishing an online game, an online publishing service provider shall file an application with the appropriate administrative department of SAPPRFT for the province, autonomous region or municipality in the place where it is located and the application, after being approved at the provincial level, shall be submitted to the SAPPRFT for final approval. Online game operations are also categorized as Internet culture operation and the Internet culture provisions shall govern online game operations as well.
In 2010, the Ministry of Culture promulgated the Provisional Measures on the Administration of Online Games, or Online Game Measures, as most recently amended in 2017, which set forth a broad range of activities related to the online game business, including the development and production of online games, the operation of online games, the issuance of virtual currencies used for online games and virtual currency trading services. Online Game Measures provide that any entity that is engaged in online game operations must obtain an Internet Culture Operation License, and require that the content of an imported online game be examined and approved by the Ministry of Culture and Tourism prior to the launch of the game and that the content of a domestic online game must be filed within 30 days of its launch with the Ministry of Culture and Tourism. The Online Game Measures also request online game operators to protect the interests of online players and specify certain terms that must be included in the service agreements between online game operators and the players of their online games. Furthermore, the online game operators are required to take technical and managerial measures to ensure online information security, including preventing computer virus invasion, attack or damage, backing up important data and saving user registration information, operating information, maintaining logs and other information, and protecting state secrets, trade secrets and users’ personal information. In May 2019, the Ministry of Culture and Tourism declared that it would no longer oversee the online game industry. In July 2019, the Ministry of Culture and Tourism abolished the Online Game Measures.
Regulations Relating to Protection of Minors and Real-Name Registration System
On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous game playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game
benefits to a game player by half if it discovers that the amount of time a game player spends online has reached the “fatiguing” level and to zero in case of a game player reaches an “unhealthy” level.
Pursuant to the PRC Minors Protection Law (2020 Revision) which became effective on June 1, 2021, providers of network products and services may not provide minors with products or services that induce addictive usage. Providers of network services such as online games, network livestreaming, network audio and video, and social networking shall set up corresponding time management, authority management, consumption management and other functions for minors who use their services.
In addition, the State Press and Publication Administration issued the Circular on Preventing Minors from Indulging in Online Games in October 2019, which came into force on November 1, 2019, and it requires that all online game players register with real names. Also, it strictly controls the period and length of minor’s use of online games. Online game companies shall not provide game services to minors every day from 10:00 p.m. to 8:00 a.m. and the length of providing games to minors shall not exceed three hours per day on statutory holidays and 1.5 hours per day on other days. The circular restricts online game companies from collecting payment from minors that are incompatible with their affordability.
To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration requires online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

In addition, pursuant to the Internet Livestreaming Services Provisions, livestreaming service providers should verify the identity of users on a livestreaming platform with their information such as through their mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by Ministry of Culture on December 2, 2016 and in effect as of January 1, 2017, livestreaming service providers must require streamers on a livestreaming platform to make real-name registration.
Moreover, the 2021 Streaming Guidance Opinions provide that: (i) livestreaming platforms shall strictly forbid providing account registration services to users under age of 16, and shall obtain prior consent from the guardians of the users under the ages of
16-18
before providing account registration services to them; (ii) “Teenager Mode” shall be provided to minors to prevent them from indulging in livestreaming; (iii) contents on the platform that are not conducive to the healthy growth of minors shall be screened; and (iv) virtual gift purchases shall not be provided to minors. In addition, a livestreaming platform shall establish a customer service team providing services specifically to minors such that complaints and disputes in relation to them will be handled in priority and in a timely manner. If a minor purchases virtual gifts for streamers using an adult account, the platform shall issue refunds after verification in accordance with relevant regulations.
On March 29, 2019, the NRTA promulgated Regulations on Administration of Minors Program, or the Minors Program Regulation, which came into effect on April 30, 2019 and amended on October 8, 2021, to regulate the programs for minors. Pursuant to the Minors Program Regulation, minor-oriented programs refer to radio and television programs and network audio-visual programs with minors as main participants or main target audience. The Minor Program Regulation provide specific requirements on the conent of minor-oriented programs, including among others, minor-oriented programs shall not contain any violence, pornography, gambling, terrorism, superstition or other prohibited elements.
On August 30, 2021, the GAPP issued the Circular on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which provides that online game operators can only provide online game services to minors from 8:00 p.m. to 9:00 p.m. on Fridays, Saturdays, Sundays and public holidays. In addition, online game operators shall not provide online game services in any form to users who have not logged in with their real-name registration. Failure to comply with the foregoing provisions may subject the online game operator to sanctions.
On October 20, 2021, the Ministry of Education issued the Circular on Further Preventing Middle School and Primary Students from Addiction to Online Games. Pursuant to this circular, online game operators shall take technical measures to avoid primary and secondary school students being exposed to inappropriate games or game features and shall not operate online games without approval. Online game operators are further required to strictly implement the requirements of real-name registration. All real-name registration information submitted by online game users must be verified by the real-name verification system of the GAPP.
On November 29, 2021, the Ministry of Culture and Tourism issued the Opinions of the General Office of the Ministry of Culture and Tourism on Strengthening the Protection of Minors in Online Cultural Markets, which reiterates the necessity of comprehensive governance in the field of culture and entertainment and the importance of network protection of minors. Pursuant to the opinions, (i) online cultural service provider shall improve the ability to identify the accounts of users who are minors; (ii) online cultural service providers shall not provide registration services for livestreaming publisher accounts for minors under the age of 16 and shall obtain prior consent from the guardians of the users under age of
16-18
before providing account registration services to them; (iii) online cultural service providers shall strictly protect personal information and take necessary measures in a timely manner to stop the cyberbullying and prevent the spread of relevant information upon receiving notification from a minor who has been cyberbullying or his/her parents or other guardians; (iv) online cultural service providers shall block harmful content to minors and prohibit live broadcast rooms from luring minors to access harmful contents by displaying vulgar pictures, suggestive messages and private contact information such as phone numbers, WeChat numbers and QR codes; (v) solo appearances of minors or appearances by adults of more than a certain duration and recognized as using minors to accumulate popularity and profit by live rooms or short video accounts, or accounts that take the use of child models to attract attention or profit from goods shall be seriously punished; (iv) online cultural service providers shall set up protection mechanisms such as password lock, time lock, consumption limit, behavior tracking and uninstall and reinstall inheritance (anti-bypass) for minor-aged users, to prevent loopholes such as theft, fraudulent use and borrowed accounts in time.
Regulations Relating to Virtual Currency
On January 25, 2007, the Ministry of Public Security, the Ministry of Culture, the Ministry of Information Industry and the GAPP jointly issued a circular regarding online gambling, which has implications on the issuance and use of virtual currency. To curtail online games that involve gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in connection with the winning or losing of games; (ii) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property; and (iv) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by viewers to exchange for virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by viewers for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system.

In February 2007, 14 PRC regulatory authorities jointly issued a circular to further strengthen the oversight of Internet cafes and online games. In accordance with the circular, the People’s Bank of China, or PBOC, has the authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (iv) banning the trading of virtual currency.
On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued a notice to strengthen the administration of online game virtual currency. The Virtual Currency Notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards and/or prepayment or prepaid card points), or (ii) offer online game virtual currency transaction services to apply for approval from the Ministry of Culture and Tourism through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice businesses that issue virtual currency for online games are prohibited from offering services that can trade virtual currency. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to, mandatory corrective actions and fines.
Under the Virtual Currency Notice, “online games virtual currency trading service provider” refers to the business that provides platform services related to virtual trading in online games among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant
e-commerce
regulations issued by the Ministry of Commerce. According to the Guiding Opinions on Online Trading (Interim) issued by the Ministry of Commerce on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider.
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
On August 31, 2018, the SCNPC promulgated the
E-commerce
Law, or the PRC
E-commerce
Law, which became effective on January 1, 2019. The
E-commerce
Law clarifies on the obligations of the
e-commerce
platform operators. On March 15, 2021, the SAMR issued the Measures for the Supervision and Administration of Online Transactions, or the Online Transaction Measures, which became effective on May 1, 2021 and replaced the Administrative Measures for the Online Trading promulgated on January 24, 2016. The Online Transaction Measures further emphasize, among others, that
e-commerce
platform operators are required to establish a mechanism to inspect and monitor products and services provided by the merchants, and shall submit the identity information of those merchants to the local branches of the SAMR.
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
Regulations Relating to Commercial Performances
The Administrative Regulations on Commercial Performances (2020 Revision) was promulgated by the State Council and took effect on November 29, 2020. According to these regulations, to engage legally in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval; while a performance brokerage agency shall have three or more full-time performance brokers and funds suitable for the relevant business, and file an application with the culture administrative department at the provincial level. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a commercial performance license. Anyone or any entity engaging in commercial performance activities without approval may have a penalty imposed, in addition to being ordered to cease its actions. Such penalty may include confiscation of performance equipment and illegal proceeds, and a fine of eight to 10 times the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed.
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
Regulations Relating to Advertising Business
The SAMR (formerly known as State Administration of Industry and Commerce) is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include (i) the PRC Advertisement Law, promulgated by the SCNPC on October 27, 1994 and most recently amended on April 29, 2021, and (ii) the Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and which has been effective since December 1, 1987.
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
PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, misleading wording, (or) excess wordiness, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

On July 4, 2016, the SAMR issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media. The Internet Advertising Measures specifically set out the following requirements: (i) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement
information; (ii) sponsored search results must be clearly distinguished from organic search results; (iii) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (iv) Internet information service providers that do not participate in the operation of Internet advertisements must stop publishing illegal advertisements if they have known or should know that the advertisements are illegal.
On March 9, 2020, the SAMR promulgated the Notice on the issuance of the “Key Points of the Inter-Ministry Joint Conference on Rectifying False and Illegal Advertising in 2020” and the “Work System of the Inter-Ministry Joint Conference on Rectifying False and Illegal Advertising.” According to the above regulations, the SAMR will study and strengthen the supervision of emerging advertising formats, especially key platforms and key media, and supervise Internet platforms to consciously fulfill their legal obligations and responsibilities to verify relevant certification documents and advertising contents, as well as avoiding publishing false and illegal advertisements.
On November 26, 2021, the SAMR published the Draft Administrative Measures on Internet Advertising for public comment, or the Draft Measures on Internet Advertising, which requires that users should be able to close pop-up
advertisements using one button and provide that the
pop-up
advertisements shall not contain a countdown timer or require more than one click to close and shall not pop up more than once on the same page. In addition, the Draft Measures on Internet Advertising provides that internet advertising operators and distributers shall establish a system for registering and reviewing advertisers and advertisements and verify and update such system on a regular basis. Platform operators that provide internet information services are required to inspect the content of advertisements displayed and published by using their information services and cooperate with market supervision administration authorities to inspect advertisements and provide information and evidence on alleged illegal advertisements requested by such authorities. The Draft Measures on Internet Advertising also provides that advertising via livestreaming is subject to the new rules. Further, the Draft Measures prohibits internet operators from publishing advertisement on after-school training for primary school and middle school students and kindergarteners and prohibits advertisements for certain items on internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors, cosmetics, alcohol or beauty.
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

The amended Copyright law covers Internet activities, products disseminated over the Internet and software products, among the subjects entitled to copyright protection. Registration of copyright is voluntary, and it is administrated by the Copyright Protection Center of China. To further clarify some key Internet copyright issues, on December 17, 2012, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, which was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an Internet information service provider works in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such Internet information service provider to assume joint liability for such infringement.
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
Where a copyright holder finds that certain Internet content infringes upon its copyright and sends a notice to the relevant Internet information service operator, the relevant Internet information service operator is required to (i) immediately take measures to remove the relevant content, and (ii) retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. If the content is removed by an Internet information service operator according to the notice of a copyright holder, the content provider may deliver a counter-notice to both the Internet information service operator and the copyright holder, stating that the removed content does not infringe upon the copyright of other parties. After the delivery of such counter-notice, the Internet information service operator may immediately reinstate the removed content and shall not bear administrative legal liability for such reinstatement.
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
Patent
The National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively, the latest amendment of which will be effective on June 1, 2021. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a
20-year
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
According to the PRC Patent Law, if the Patent Office finds the application of an invention conforms to legal requirements after its preliminary examination of such application documents, it shall publish the application promptly within 18 full months after the filing date. According to the Guidelines of Patent Examination, the examination of a patent shall include preliminary examination, substantive examination, examination of international applications entering the national phase and review. However, the above-mentioned regulations do not explicitly state how long it takes for a patent application to be approved or denied. In practice, it generally may take up to one year for the Patent Office to review and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention.

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
Domain name
The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file
principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. On November 27, 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager. For the number of domain names we registered as of the date of this annual report, see “Item 4. Information of the Company—4.B. Business Overview—Intellectual Property.”
Regulations Relating to Internet Infringement
The PRC Civil Code, which was adopted by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, provides that: an online service provider should be held liable for its own tortious acts in providing online services; (ii) where an Internet user engages in tortious conduct through Internet services, the obligee shall have the right to notify the Internet service provider that it should take necessary action such as by deleting content, screening, breaking links, etc.; after receiving the notice, the network service provider shall promptly forward the notice to the relevant network user and take necessary measures in light of the preliminary evidence of infringement and the type of service; if the Internet service provider fails to take necessary action after being notified, it shall be jointly and severally liable with the Internet user with regard to the additional injury or damage suffered; and (iii) where an Internet service provider knows or should have known that an Internet user is infringing upon other people’s civil rights and interests through its Internet service but fails to take necessary action, it shall be jointly and severally liable with the Internet user.
Regulations Relating to Internet Content
The Administrative Measures on Internet Information Services specify that Internet information services regarding news, publications, education, medical and health care, pharmaceutical and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP Licenses or filings. The PRC government has promulgated measures relating to Internet content through a number of governmental agencies, including the MIIT, the Ministry of Culture and the GAPP. These measures specifically prohibit Internet activities that result in the publication of any content which is found to propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise state security or secrets. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the appropriate authorities.
On December 28, 2012, the SCNPC reiterated relevant rules on the protection of Internet information by issuing the Decision on Strengthening the Protection of Network Information, or the 2012 Decision. The 2012 Decision distinctly clarified certain relevant obligations of Internet information service providers. Once it discovers any transmission or disclosure of information prohibited by relevant laws and regulations, the Internet information service provider shall stop transmission of such information, take measures such as elimination, keeping relevant records and reporting to relevant authorities.

On December 15, 2019, the CAC promulgated the Provisions on the Ecological Governance of Network Information Contents, which became effective on March 1, 2020. It requires network platform operators like us not to disseminate illegal content, nor to present exaggerated, sexually suggestive, discriminative or otherwise inappropriate contents in eye-catching
areas such as home page, popup and hot search list.
To comply with the above laws and regulations, we have developed the following mechanisms to monitor the content on our platform as
AI-backed
automatic detection process, manual review, self-regulation system by streamers and room managers and report by users, see “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.”
Regulations Relating to Internet Security
The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and subsequently amended on August 27, 2009, that may subject persons to criminal liability in China for any attempt to: (i) hack into a computer or system of strategic importance; (ii) intentionally invent and spread destructive programs such as computer viruses to attack the computer system and the communications network and damage the computer system and the communications networks; (iii) discontinue the computer network or the communications service without authorization in violation of national regulations; (iv) leak state secrets; (v) spread false commercial information; or (vi) infringe on intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of state secrets or the spread of socially destabilizing content.
On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require all Internet information services operators to take proper measures including anti-virus, data back-up
and other related measures, and keep records of certain information about their users (including user registration information, log-in
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
On July 1, 2015, the SCNPC issued the PRC National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cybersecurity development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact national security of China.
In November 2016, the SCNPC promulgated the PRC Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.
On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces the Measures for Cybersecurity Review. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities are subject to cybersecurity review under the Cybersecurity Review Measures if their activities affect or may affect national security. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review. The relevant competent governmental authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.

On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021.The Data Security Law introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. The Data Security Law also requires data processing operators to establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security. In addition, PRC entities and individuals shall not provide any data stored in the PRC to foreign justice or enforcement agencies without the approval of PRC government authorities.
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which stipulates improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthens principal responsibility for the information security of overseas listed companies, strengthens standardized mechanisms for providing cross-border information, and improves upon of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.
On July 30, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, effective on September 1, 2021, pursuant to which, a “critical information infrastructure” refers to refer to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, the national economy and citizens’ livelihoods or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. The appropriate governmental departments and supervision and management departments of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with relevant identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results. In the event of occurrence of any major cybersecurity incident or discovery of any major cybersecurity threat for the critical information infrastructure, the operator shall report to the protection authorities and the public security authorities as required.
On October 29, 2021, the CAC published the Measures for the Security Assessment of Cross-border Transfer of Data (Draft for Comments) for public comments, pursuant to which data processors must conduct security assessments if they intend to provide any of the following data to an overseas recipient: (i) any personal information that is subject to security assessment according to applicable laws; or (ii) any important data collected and generated in their business operation within the territory of the PRC. If any of the following circumstances is implicated in a cross-border data transfer, the data processor must apply to the appropriate cyberspace administration authority for a security assessment: (a) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (b) where the data to be transferred to an overseas recipient contain important data; (c) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (d) where the personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals are transferred overseas, in each case as calculated cumulatively; or (e) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of date of this annual report, the measures have not been formally adopted.
On November 14, 2021, the CAC published Measures on Network Data Security Management (Draft for Comment), or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall must for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affecting or possibly affecting national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong that affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. The Draft Measures for Internet Data Security also requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within 15 working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Measures for Internet Data Security also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. Further, the Draft Measures for Internet Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection-related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impacts on users’ rights and interests. Platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by perators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval.

On September 17, 2021, the CAC and other eight government authorities jointly issued the Guiding Opinions on Strengthening the Comprehensive Governance of Network Information Service Algorithms with the aim to, within three years, gradually establish a comprehensive governance pattern for algorithm security with a complete governance mechanism, a refined regulatory system and a standardized algorithm ecosystem. According to the Guiding Opinions on Strengthening the Comprehensive Governance of Network Information Service Algorithms, enterprises shall establish an algorithm security accountability system and a system for the review of scientific and technological ethics, enhance the organizational structure for algorithm security, intensify efforts in the prevention of risks and the handling of hidden dangers, and increase the capacity and level in handling algorithm security emergencies. Enterprises shall raise their awareness of responsibility and assume primary responsibilities for outcomes caused by the application of algorithms.
On September 30, 2021, the MIIT released the Administrative Measures on the Administration of Data Security in the Industry and Information Technology Areas (for Trial Implementation) (Draft for Comment), pursuant to which, industrial and telecommunications data processors shall be responsible for the security of the main data processing activities and take the necessary measures to ensure that the data continue to be in a state of effective protection, including but not limited to to: establishing a data security management system; (ii) reasonably determining the operational authority for data processing activities; and (iii) developing contingency plans for data security incidents.
On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, the Ministry of State Security promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which implements classification and hierarchical management for algorithm recommendation service providers based on varies criteria. Moreover, it requires algorithmic recommendation service providers to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing such services. Algorithmic recommendation service providers shall also provide users with the ability to select, modify or delete user labels which are used for algorithmic recommendation services.
Regulations Relating to Privacy Protection
Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. PRC laws and regulations prohibit Internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. An ICP service operator is also required to properly store user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the 2012 Decision and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scope. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.
Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC on August 29, 2015, effective on November 1, 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for: (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which came into effect on June 1, 2017. Pursuant to the Cybersecurity Law, network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (i) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity and implementing the responsibility for cybersecurity protection; (ii) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (iii) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (iv) taking measures such as data classification, and back-up
and encryption of important data; and (v) other obligations stipulated by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information and obtain the consent of the persons whose data is gathered.
On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular: (i) App operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period, be reported in public; or even quit its operation or cancel its business license or operational permits.
On October 1, 2019, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular vow to initiate a campaign to correct unlawful collection and usage of personal information via Apps from January 2019 through December 2019. The PRC Civil Code further provides in a stand-alone chapter of right of personality and reiterates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know
basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.
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
management systems and implement
level-by-level
management. The amendment to the Official Account Information Services Provisions in 2021 emphasizes and enhances the responsibility of the official account information service platforms, including without limitation (i) that they shall verify the legality and compliance of the names, profile photos and introductions of the online public accounts registered by Internet users, and shall suspend provision of services for the users and notify such users to make corrections within a prescribed time frame in case of any inconsistency between such account name, profile photos or introductions and their real identity information, and (ii) that without informed consent of the Internet users, they shall not force the Internet users to subscribe or follow the online public accounts in any manner.
On March 12, 2021, the CAC, the MIIT and the Ministry of Public Security issued the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which came into effect on May 1, 2021. The notice clarifies that network operators shall not collect personal information irrelevant to the services they provide and the app operators shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential
information. In particular, as for online communities apps, the necessary personal information includes mobile phone numbers of registered users, and as for online streaming and online video apps, the basic functional services should be accessible without collecting personal information from users.

On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment),which sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”
On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer and security. For example, according to the Personal Information Protection Law, sensitive personal information refers to personal information that, if leaked or used illegally, may easily cause harm to the dignity of natural persons, or serious damage to the safety of individuals and properties, including information relating to biometric identification, religious beliefs, specific identities, healthcare, financial account, individual location tracking, etc., as well as personal information of minors under the age of 14. The Personal Information Protection Law requires that separate consent shall be obtained from individuals when processing sensitive personal information, unless otherwise specified by other laws and regulations. When processing personal information of a minor under the age of 14, processors of personal information shall obtain the consent of the minor’s parent or guardian, and establish specific processing rules. It also provides that individuals shall have the right to access and obtain a copy of their personal information from the processors of personal information. In addition, the Personal Information Protection Law provides that individuals shall have the right to withdraw their consent to the processing of their personal information, and processors of personal information shall not deny offering products or services on the ground that individuals refuse to give consent or withdraw their consent to the processing of their personal data. Entities handling personal information shall be liable for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to rectify or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. The Personal Information Protection Law further provides that personal information processors shall not provide any personal information stored in the PRC to foreign justice or enforcement agencies without the approval of PRC government authorities.
Regulations Relating to Internet Publication and Cultural Products
On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (the predecessor of National Radio and Television Administration), and the MIIT issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which took effect in March 2016. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained in order to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks, and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio-visual reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio-visual product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.
Regulations Relating to Foreign Currency Exchange and Dividend Distribution
Foreign currency exchange
The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the SAFE is required for capital account transactions.
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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, as amended, which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment
expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. After a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.
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
Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Taxation Administration in April 2009 and amended in 2017 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises,” or the SAT Circular 82, clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10% when paid to non PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011. Such administrative measures further provide guidance on residence status determination and post-determination administration as well as the relevant procedures for competent tax authorities.

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
We do not meet all of the conditions set forth in SAT Circular 82. Therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applied to us. For example, certain of our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC. However, it is possible that the PRC tax authorities may take a different view. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”
Pursuant to the PRC EIT Laws, an entity qualified as software enterprise, or an SE, is entitled to an exemption from income taxation for the first two years, counting from the year the entity makes profit, and a reduction of half EIT tax rate for the next three years. Douyu Yule has been qualified as an SE.
PRC indirect transfer tax
On February 3, 2015, the SAT issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Assets Transfer by
Non-PRC
Resident Enterprises, as amended in 2017, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding of Income Tax of
Non-resident
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
Withholding Tax on Dividend
A PRC resident enterprise which distributes dividends to its non-PRC
shareholders should withhold PRC income tax at a rate of 10% according to PRC law. However, pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, if the beneficial owner of the dividends is a Hong Kong resident enterprise, which directly holds at least 25% of the equity interest of the aforesaid enterprise (i.e., the dividend distributor), the tax levied shall be 5% of the distributed dividends. Meanwhile, the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties has stipulated some factors that are unfavorable to the determination of “beneficial owner,” particularly in the case of holding companies.
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
Regulations Relating to Labor and Social Insurance
The principal laws that govern employment include (i) the PRC Labor Law, promulgated by the SCNPC on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018, and (ii) the PRC Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012.
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
According to the PRC Social Insurance Law promulgated by the National People’s Congress of the PRC on October 28, 2010, effective since July 1, 2011 and amended on December 29, 2018, together with other relevant laws and regulations, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund promulgated by the State Council on April 3, 1999 and amended in 2002 and 2019 respectively, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Anti-monopoly Matters related to Internet Platform Companies
The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. The PRC Anti-monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of those operators that had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the Anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the Anti-monopoly law enforcement agency may conduct Anti-monopoly review of transactions in respect of which it was notified.
On October 23, 2021, the SCNPC issued a discussion draft of the amended Anti-monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than 10% of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.
On September 11, 2020, the SAMR issued the Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish Anti-monopoly compliance management systems to prevent Anti-monopoly compliance risks.
On February 7, 2021, the Anti-monopoly Bureau of the State Council officially promulgated the Guidelines to Anti-monopoly in the Field of Internet Platforms, or the Anti-monopoly Guidelines on Platform Economies. Pursuant to an official interpretation from the Anti-monopoly Bureau of the State Council, the Anti-monopoly Guidelines on Platform Economies mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-monopoly Guidelines on Platform Economies prohibits certain monopolistic acts of Internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in Internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favourable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of users’ unnecessary data). In addition, the Anti-monopoly Guidelines on Platform Economies also reinforces antitrust merger review for Internet platform related transactions to safeguard market competition.
On August 17, 2021, the SAMR issued the Provisions on Preventing Online Unfair Competition (Draft for Public Comments), or the Draft Provisions on Preventing Online Unfair Competition, which aims to regulate the unfair competition behaviours of business operators through Internet and other information networks. The Draft Provisions on Preventing Online Unfair Competition provides, among others, business operators should not use any technical means to impede, interfere or conduct unfair competition behaviours.
Regulations Relating to M&A and Overseas Listings
On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas. The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time consuming and complex, including requirements in some instances that the Anti-monopoly law enforcement agency be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise.

In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises and that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.
On July 6, 2021, the General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic companies (Draft for Comments), or the Draft Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under the Administrative Provisions may subject the domestic enterprise to a warning or a fine of RMB one million to RMB ten million. If the circumstances are serious, the domestic enterprise may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses license may be revoked. The Draft Measures also provide that a China-based company that has been listed in an overseas market is also required to file with the CSRC within three business days for its follow-on
offering of securities on the overseas market after the completion of the issuance. However, there is no timetable as to when these drafts will be enacted.
4.C. Organizational Structure
The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and variable interest entities.

Notes:
(1)	The sole shareholder of Wuhan Ouyue is Mr. Shaojie Chen, our founder, CEO and director.
(2)
The shareholders of Wuhan Douyu and their relationship with our company are as follows: (i) Mr. Chen (50.23%), our founder, CEO and director; (ii) Linzhi Lichuang (18.98%), an affiliate of Nectarine, one of our shareholders; (iii) Beijing Fengye (13.16%), with 99.99% of its interests owned by Wuhan Ouyue; (iv) Beijing Phoenix (8.08%), an affiliate of Phoenix Fuju Limited, one of our shareholders; (v) Mr. Wenming Zhang (3.92%), our co-founder,
former
co-CEO
and former director, and (vi) Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership) (5.63%), with 99.99% of its interests owned by Wuhan Ouyue.

Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders
Currently, our business in China are operated primarily through Wuhan Douyu and Wuhan Ouyue due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other Internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an
e-commerce
service provider. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Telecommunications Services,” “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Transmission of Audio-Visual Programs,” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Game Operation.” We are a company incorporated in the Cayman Islands. Douyu Yule, our PRC subsidiary, is considered as a foreign-invested enterprise. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Wuhan Ouyue and Wuhan Douyu, the VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over the VIEs and consolidate their operating results in our consolidated financial statements under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”
In the opinion of Han Kun Law Offices, our PRC counsel:

•	the ownership structures of the VIEs and Douyu Yule as of the date of this annual report do not and will not contravene any PRC laws or regulations currently in effect; and

•
each of the agreements under the contractual arrangements among Douyu Yule, the VIEs and their respective shareholders governed by PRC laws is valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines “foreign investment” as investment activity in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our livestreaming business and other Internet related business do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” The following is a summary of the contractual arrangements by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, and Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue.

Wuhan Douyu
Share Pledge Agreement
Pursuant to a series of share pledge agreements entered into in May 2018 by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, the shareholders of Wuhan Douyu pledged all of their equity interests in Wuhan Douyu to Douyu Yule, to guarantee Wuhan Douyu’s performance of its obligations under the exclusive business cooperation agreement. If Wuhan Douyu breaches its contractual obligations under the exclusive business cooperation agreement, Douyu Yule will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. The pledges under the share pledge agreements have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations. In January 2019, the existing share pledge agreement to which Mr. Chen is a party was replaced with an amended and restated share pledge agreement on substantially similar terms due to equity transfers. In April 2020 and July 2020, Douyu Yule, Wuhan Douyu and Mr. Chen entered into two additional share pledge agreements on substantially similar terms due to equity transfers. In October 2021, Douyu Yule, Wuhan Douyu and Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership) entered into a share pledge agreement on substantially similar terms due to transfers of equity interest in Wuhan Douyu.
Exclusive Option Agreement
Pursuant to a series of exclusive option agreements entered into in May 2018 by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, the shareholders of Wuhan Douyu irrevocably granted Douyu Yule or its designated person an exclusive option to purchase at its discretion all or part of the equity interests in Wuhan Douyu held by the shareholders of Wuhan Douyu at the price of RMB1.0 or at the lowest price permitted by PRC law, whichever is lower. In addition, Wuhan Douyu irrevocably granted Douyu Yule or its designated person an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by Wuhan Douyu, to the extent permitted under PRC law and at the lowest price permitted by PRC law. In January 2019, the existing exclusive option agreement to which Mr. Chen is a party was replaced with an amended and restated exclusive option agreement on substantially similar terms due to equity transfers, and the amended and restated exclusive option agreement was further replaced with two exclusive option agreements on substantially similar terms in April 2020 and July 2020 due to equity transfers. In October 2021, Douyu Yule, Wuhan Douyu and Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership) entered into an exclusive option agreement on substantially similar terms due to transfers of equity interest in Wuhan Douyu.
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
Power of Attorney
Pursuant to a series of powers of attorney issued by each shareholder of Wuhan Douyu in May 2018, the shareholders of Wuhan Douyu irrevocably appointed Douyu Yule or a director authorized by Douyu Yule as their attorney-in-fact
to act on their behalf on all matters of Wuhan Douyu and to exercise all of their rights as registered shareholders of Wuhan Douyu. In January 2019, the existing power of attorney issued by Mr. Chen was replaced with a new power of attorney on substantially similar terms due to equity transfers, and such new power of attorney was further replaced with two powers of attorney on substantially similar terms in April 2020 and July 2020 due to equity transfers. In October 2021, Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership) signed a power of attorney on substantially similar terms due to transfers of equity interest in Wuhan Douyu.
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

Exclusive Option Agreement
Pursuant to the exclusive option agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Chen, the sole shareholder of Wuhan Ouyue, Mr. Chen irrevocably granted Douyu Yule or its designated person an exclusive option to purchase at its discretion, all or part of the equity interests in Wuhan Ouyue held by Mr. Chen at the price of RMB1.0 or at the lowest price permitted by PRC law, whichever is lower. In addition, Wuhan Ouyue irrevocably granted Douyu Yule or its designated person an exclusive option to purchase at its discretion all or part of the assets held or entitled to be used by Wuhan Ouyue, to the extent permitted under PRC law. Subject to relevant PRC laws and regulations, Wuhan Ouyue and Mr. Chen shall return any amount of purchase price they have received to Douyu Yule.
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
4.D. Property, Plant and Equipment
Our corporate headquarters are located in Wuhan, China. As of December 31, 2021, we have leased office space with an aggregate area of approximately 35,225 square meters, of which approximately 30,804 square meters are in Wuhan, approximately 1,859 square meters are in Shanghai, approximately 2,418 square meters are in Beijing, and approximately 144 square meters are in Guangzhou. Our physical servers are primarily hosted at Internet data centers owned by major domestic Internet data center providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

For the impact of foreign currency fluctuations on the company, and the extent to which foreign currency net investments are hedged by currency borrowing and other hedging instruments, please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk.”
5.A. Operating Results
General Factors Affecting Our Results of Operations
Our business and operating results are affected by general factors affecting China’s game-centric livestreaming industry, which include:

•	China’s overall economic growth;

•	the usage and penetration rate of mobile Internet and mobile payment;

•	the growth and competitive landscape of China’s livestreaming market, especially game-centric livestreaming market;

•	the growth of China’s online gaming market, especially the e-Sports market; and

•	governmental policies and initiatives affecting China’s livestreaming industry, including game livestreaming and eSports.
Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.
Specific Factors Affecting Our Results of Operations
While our business is influenced by general factors affecting the game-centric livestreaming industry in China, we believe our results of operations are more directly affected by company-specific factors, including the following major factors:
Our ability to maintain and expand our user base and enhance our user engagement
We have a large and highly engaged user base, which drives our revenue growth. As of December 31, 2020 and 2021, we had 394.3 million and 433.4 million registered users, respectively. Our average mobile MAUs increased from 58.2 million in the fourth quarter of 2020 to 62.4 million in the fourth quarter of 2021. Our brand awareness and pivotal position in the game-centric livestreaming industry allows us to continue to acquire users through organic growth and traffic acquisition. Our ability to effectively maintain and expand our user base will affect the growth of our business and our revenue going forward.
Our user base and level of user engagement help us attract top streamers who produce quality content. The curated content and interactive features of our platform help attract and retain users and encourage user participation, which in turn drives up virtual gifting activities and our livestreaming revenue. Our game livestreaming combined with a broad range of other entertainment contents have been highly effective in attracting user traffic and boosting user spending. In addition, the broad user reach and attractive commercial proposition of our platform continuously draw advertisers, game developers and other participants of the eSports industry to our platform.
We seek to continually grow our user base, invest in our brand recognition and stimulate active user engagement to strengthen our leadership position in the game-centric livestreaming market. Our ability to maintain and expand our user base, as well as maintain and enhance user engagement, depends on, among other things, our ability to recruit, train, and retain high-quality streamers, continually produce quality content, maintain our pivotal position in the ever-growing eSports industry in China, and continually improve our users’ entertainment experience through technological innovation.
We intend to further explore overseas markets to expand our user base through both organic expansion and selective investments. We acquired Nonolive in 2018, which is a mobile livestreaming platform mainly focused on the Southeast Asia market. We also expanded into other overseas markets through various channels, such as Japan.
Our ability to attract and retain popular streamers and to enhance the quality of our content
Popular streamers are critical to maintaining and expanding our user base and enhancing user engagement. The high quality content generated by our top streamers increases the vibrancies of our user community and in turn drives the growth of our revenue across livestreaming, advertisement and game distribution. Our ability to attract and retain top streamers depends on, among other things, our brand awareness, size and engagement of our user base, the support from our platform, and monetization opportunities.

We will continue to attract, nurture and promote our streamers through our comprehensive streamer development system and increase our streamers’ stickiness to and reliance on our platform.
Our ability to capitalize on the eSports industry
We believe our platform is strategically positioned to benefit from the growth of the eSports market in China. Our average mobile eSports MAUs were approximately 34.0 million and 37.1 million in the fourth quarter of 2020 and 2021, respectively. Leveraging our early-mover advantage in eSports in China, we have built a platform that is appealing to eSports streamers, game developers and publishers, professional players and eSports tournament organizers as a result of our broad user reach, high user engagement, strong brand awareness, and attractive monetization opportunities.
We expect to continue to source and promote more eSports content on our platform, explore and selectively obtain broadcasting rights, invest in eSports sponsorships, and organize high-profile eSports events. Our ability to secure coveted eSports content allows us to attract and retain more users, and also allows us to enhance our user engagement, increase our users’ willingness to pay, extend the lifespan of the related eSports games, and strengthen our brand awareness among all participants in the eSports industry, which drives the growth of our paying users and our business in the long term.
Our ability to strengthen monetization capabilities
We generate revenue from a diverse range of monetization channels including (i) livestreaming and (ii) advertisement and others. Our livestreaming revenue is primarily driven by the number of paying users and ARPPU. We have experienced growth in the number of paying users since 2017 as a result of continual promotion of our streamers and expansion of virtual gifting scenarios. Our annual paying user base was 20.7 million in 2020 and 17.5 million in 2021. We intend to attract and train more popular streamers, provide more quality content, diversify user paying scenarios on our platform, and enhance interaction between streamers and viewers to increase user willingness to pay. We have generally experienced a steady increase in the number of our paying users due to active cultivation of our users’ paying habits through compelling content and various promotional activities and events. We have experienced in the past and may continue to experience some fluctuations in our paying users due to fewer promotional activities in some quarters or a diluted paying user base as compared to total MAUs.
We provide effective and targeted advertising solutions that reach a broad audience with attractive demographics to incentivize more spending by existing advertising customers and to attract new advertising customers. We continue to innovate our advertising methods, as well as to improve advertisement efficiency. We will monitor market developments and consider deepening our partnerships with game developers and publishers to increase our participation in game distribution. We also plan to further explore other monetization channels including promotional channels for new games and other game events to provide a holistic suite of services to our users.
We believe our large and engaged user base and our leading position in China’s game-centric livestreaming ecosystem will allow us to continue to enhance our monetization efficiency and diversification.
Our ability to further improve cost efficiency and economies of scale
We have made significant investments in our technology, brand, streamers and team. Our costs consist primarily of revenue sharing fees, content cost and bandwidth costs. Our expenses primarily consist of sales and marketing expenses, general and administrative expenses and research and development expenses. It is critical for us to manage our costs and expenses effectively and improve operational efficiency, and we believe our platform has achieved strong operating leverage and economies of scale.
Our ability to achieve greater cost efficiency and economies of scale also depends on our ability to efficiently manage and control our costs and expenses. We plan to upgrade our technological capabilities and infrastructure to support the growth of our business. We expect that the adoption of advanced streaming technologies and strong business growth will enable us to improve operational efficiency and to benefit further from economies of scale.

Key Components of Results of Operations

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Net revenues (1)	7,283.2	9,601.9	9,165.3	1,438.2
Cost of revenues	(6,087.0)	(8,041.6)	(8,075.4)	(1,267.2)

Gross profit	1,196.2	1,560.3	1,089.9	171.0

Operating expenses:
Sales and marketing expenses (2)	(598.7)	(580.4)	(952.9)	(149.5)
Research and development expenses (2)	(383.9)	(416.3)	(490.0)	(76.9)
General and administrative expenses (2)	(446.1)	(375.9)	(376.0)	(59.0)
Other operating income, net	100.8	74.4	80.3	12.6

Total operating expenses	(1,327.9)	(1,298.2)	(1,738.6)	(272.8)

(Loss) income from operations	(131.7)	262.1	(648.7)	(101.8)
Other expense, net	(22.8)	(27.4)	(33.8)	(5.3)
Foreign exchange gain, net	32.0	—	—	—
Interest income	159.1	145.2	77.4	12.1
Gain on disposal of subsidiary	—	23.5	—	—

Income (loss) before income taxes	36.6	403.4	(605.1)	(95.0)
Income tax expense	—	—	—	—
Share of (loss) income in equity method investments	(3.3)	1.3	(15.1)	(2.4)

Net income (loss)	33.3	404.7	(620.2)	(97.4)
Net loss attributable to noncontrolling interest	(6.5)	(80.8)	(38.4)	(6.0)
Net income (loss) attributable to ordinary shareholders of the Company	39.8	485.5	(581.8)	(91.4)
Net income (loss)	33.3	404.7	(620.2)	(97.4)

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	109.5	(425.7)	(123.6)	(19.4)

Comprehensive income (loss)	142.8	(21.0)	(743.8)	(116.8)

Notes:
(1)
We adopted ASU
2014-09,
“Revenue from Contracts with Customers (Topic 606)” and its amendments on January 1, 2019 with the modified retrospective method, and thus results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 605.

(2)	Includes share-based compensation of RMB290.8 million, RMB142.1 million and RMB132.1 million (US$20.7 million) in 2019, 2020 and 2021, respectively.
Revenue
We generate revenue mainly from (i) livestreaming and (ii) advertisement and other revenues.
The following table sets forth sources of our revenue in absolute amounts and as percentages of total net revenue for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
Net revenues	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Livestreaming	6,617.3	90.9	8,852.2	92.2	8,596.6	1,349.0	93.8
Advertisement	513.3	7.0	645.2	6.7	464.9	72.9	5.1
Other	152.7	2.1	104.6	1.1	103.8	16.3	1.1

Total	7,283.3	100.0	9,601.9	100.0	9,165.3	1,438.2	100.0

Livestreaming
We primarily generate livestreaming revenues through the sales of virtual gifts. See “Item 4. Information of the Company—4.B. Business Overview—Monetization opportunities—Livestreaming.”
Advertisement and Others
We generate advertisement revenue primarily through offering various forms of advertising services and promotion campaigns to advertisers, including (i) integrated promotion activities during livestreaming, (ii) advertisement display, and (iii) online and offline events-related advertisements. To a lesser extent, we also generate revenue from revenue sharing arrangements with game developers and publishers through game distribution. See “Item 4. Information of the Company—4.B. Business Overview—Monetization Opportunities—Advertisement and Others.”
Cost of Revenues
Our cost of revenues consists of (i) revenue sharing fees and content cost, (ii) bandwidth cost, and (iii) other. The table below sets forth a breakdown of the components of cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
Cost of Revenues	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Revenue sharing fees and content cost (1)	5,176.5	85.0	7,129.1	88.7	7,153.2	1,122.5	88.6
Bandwidth cost	617.8	10.1	661.1	8.2	665.2	104.4	8.2
Other	292.7	4.9	251.4	3.1	257.0	40.3	3.2

Total	6,087.0	100.0	8,041.6	100.0	8,075.4	1,267.2	100.0

Note:
(1)	Include content right costs which are expensed over the streaming periods.
Revenue sharing fees and content cost.
Our revenue sharing fees represent our payment to streamers and talent agencies based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription-based privileges. When a viewer sends a virtual gift to a streamer, we pay a certain percentage of the sales of virtual gifts to the streamers or the talent agency of which the streamer is a member. Our content cost mainly covers
(i) sign-up
bonus to top exclusive streamers, a monthly payment that is determined based on the streamers’ performance matrix, (ii) costs we incurred in purchasing content rights, and (iii) our investments in generating self-produced content.
Bandwidth cost.
Bandwidth cost is fees that we pay to telecommunication service providers for bandwidth and content delivery-related services.
Others.
Other costs include fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, depreciation of servers, cost, related to data center services, costs related to eSports teams which we invested in and other IT infrastructure expenditures.

Operating Expenses
Our operating expenses consist of (i) sales and marketing expenses; (ii) research and development expenses; (iii) general and administrative expenses; and (iv) other operating income.
The following table sets forth the components of our operating expenses in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
Operating Expenses	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Sales and Marketing expenses	598.7	45.1	580.4	44.7	952.9	149.5	54.8
Research and development expenses	383.9	28.9	416.3	32.1	490.0	76.9	28.2
General and administrative expenses	446.1	33.6	375.9	28.9	376.0	59.0	21.6
Other operating income, net	(100.8)	(7.6)	(74.4)	(5.7)	(80.3)	(12.6)	(4.6)

Total	1,327.9	100.0	1,298.2	100.0	1,738.6	272.8	100.0

Sales and Marketing Expenses
Our sales and marketing expenses primarily consist of (i) salaries and benefits for our sales and marketing employees, (ii) branding and advertisement expenses, including costs of placing advertisements, holding promotional events and developing and designing marketing campaigns to generate user traffic to our platform, and (iii) share-based compensation and (iv) other expenses, such as sponsorship of eSports tournaments for which we have naming rights. We expect our sales and marketing expenses to continue to grow moderately in absolute amount as we continue to promote our upgraded game-centric platform as well as grow our business.
Research and Development Expenses
Our research and development expenses primarily consist of (i) salaries and benefits for our research and development employees, and (ii) share-based compensation and (iii) other expenses primarily including depreciation related to research use. We expect our research and development expenses to remain stable as percentage of our revenue as we continue to upgrade IT technology and infrastructure to offer better user experience and gradually achieve the economies of scale.
General and Administrative Expenses
Our general and administrative expenses primarily consist of (i) salaries and benefits for our general and administrative staff, (ii) share-based compensation, (iii) professional service fees, and (iv) other expenses primarily including travel expenses, general office expenses, and office rental expenses. We expect our general and administrative expenses to remain stable as percentage of our revenue as we continue to grow our business while improving our operating efficiency.
Other Operating Income, net
Our other operating income, net primarily consists of (i) gain on government subsidies, which refers to funds we received from local government, and (ii) gain or loss on litigations.
Other expense, net
Our other expense, net primarily consists of the impairment loss from equity method investments, and the disposal loss of cost method investments.
Foreign currency translation adjustments
Foreign currency translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income. A cumulative translation adjustment results from the translation of the financial statements of the consolidating entities within the group with functional currency other than the group’s reporting currency in Renminbi. The cumulative translation adjustment for the year ended December 31, 2021 was mainly attributable to the amount of cash and cash equivalents held at the Cayman Islands holding company level and the appreciation in Renminbi against U.S. dollar for the year ended December 31, 2021. We expect that the foreign currency translation adjustments will continue to fluctuate in accordance with the fluctuation between Renminbi and U.S. dollars in future periods.

Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue.
Our revenue decreased from RMB9,601.9 million in 2020 to RMB9,165.3 million (US$1,438.2 million) in 2021, mainly attributable to the decrease in our livestreaming revenue as well as advertising and other revenues.
Livestreaming revenue.
Our livestreaming revenue decreased by 2.9% from RMB8,852.2 million in 2020 to RMB8,596.6 million (US$1,349.0 million) in 2021, which was mainly due to the decrease of our paying users from 20.7 million in 2020 to 17.5 million in 2021, as a result of reversion of paying users’ consumption habits amid the
COVID-19
pandemic recovery in the first half of the year and our implementation of stable operating strategies in the second half of the year. The implementation of stable operating strategies mainly refers to our strategic adjustments to certain interactive features and the related operational efforts with an aim to promoting the long-term development of our platform.
Advertisement and other revenues.
Our advertisement and other revenues decreased from RMB749.6 million in 2020 to RMB568.7 million (US$89.2 million) in 2021, primarily due to the continued development of our new commercialization model, to which we strategically directed a portion of our advertising traffic that could have been directly monetized, as well as the reduced advertisement expenses as a result of the evolving macro environment.
Cost of revenues.
Our cost of revenues remained stable from RMB8,041.6 million in 2020 to RMB8,075.4 million (US$1,267.2 million) in 2021.
Revenue sharing fees and content cost.
Our revenue sharing fees and content cost increased by 0.3% from RMB7,129.1 million in 2020 to RMB7,153.2 million (US$1,122.5 million) in 2021, which was primarily due to our increased content costs, as a result of our continued investment in game-centric content.
Bandwidth cost.
Our bandwidth cost remained stable at RMB665.2 million (US$104.4 million) in 2021, as compared to RMB661.1 million in 2020.
Gross profit (loss) and gross profit margin.
As a result of the foregoing, we had gross profit of RMB1,089.9 million (US$171.0 million) in 2021, as compared to the gross profit of RMB1,560.3 million in 2020. Our gross margin decreased from 16.3% to 11.9% during the same periods.
Total operating expenses.
Our total operating expenses increased by 33.9% from RMB1,298.2 million in 2020 to RMB1,738.6 million (US$272.8 million) in 2021.
Sales and marketing expenses.
Our sales and marketing expenses inreased by 64.2% from RMB580.4 million in 2020 to RMB952.9 million (US$149.5 million) in 2021. Such increase was primarily attributable to the increased expenses relating to our online traffic acquisition channels to further promote our integrated game-centric platform.
Research and development expenses.
Our research and development expenses increased by 17.7% from RMB416.3 million in 2020 to RMB490.0 million (US$76.9 million) in 2021. Such increase was primarily due to the increased payroll-related expenses for our R&D personnel as we continue to invest in the product upgrades to continuously implement our game-centric content strategies.
General and administrative expenses.
Our general and administrative expenses remained stable from RMB375.9 million in 2020 to RMB376.0 million (US$59 million) in 2021.
Other operating income, net.
Our other operating income, net increased from RMB74.4 million in 2020 to RMB80.3 million (US$12.6 million) in 2021. Such increase was mainly attributable to the increased litigation gains, partially offset by the decreased government subsidies.
Foreign exchange gain (loss), net.
We did not record any foreign exchange gain in 2020 and 2021.

Interest income.
Interest income consists of interests earned on bank deposits. We recorded RMB145.2 million in 2020 and RMB77.4 million (US$12.1 million) in 2021, respectively. The decrease in interest income was mainly due to the decrease in the interest rate.
Loss (income) before income tax expenses.
As a result of the foregoing, we realized a loss before income tax expenses of RMB605.1 million (US$95.0 million) in 2021, compared with an income before income tax expenses of RMB403.4 million in 2020.
Income tax expense.
We had no income tax expense in 2020 and 2021 due to our cumulative net losses and the resulting tax loss carryforward.
Net loss (income).
We realized a net loss of RMB620.2 million (US$97.4 million) in 2021, compared with a net income of RMB404.7 million in 2020.
Adjusted net income.
We realized an adjusted net loss of RMB439.3 million (US$68.5 million) in 2021, compared with an adjusted net income of RMB541.6 million in 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue.
Our revenue increased by 31.8% from RMB7,283.2 million in 2019 to RMB9,601.9 million (US$1,471.6 million) in 2020, mainly attributable to the increase in our livestreaming revenue.
Livestreaming revenue.
Our livestreaming revenue increased by 33.8% from RMB6,617.3 million in 2019 to RMB8,852.2 million (US$1,356.7 million) in 2020, which was mainly due to growth of our paying users from 17.5 million in 2019 to 20.7 million in 2020, as a result of our continuing efforts in growing our user base, and developing users’ willingness to pay through diversifying content on the platform, upgrading user experience and strengthening user-streamer interactions.
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
Sales and marketing expenses.
Our sales and marketing expenses decreased by 3.1% from RMB598.7 million in 2019 to RMB580.4 million (US$88.9 million) in 2020. This decrease was primarily attributable to the decrease in the number of marketing events as a result of the
COVID-19
pandemic outbreak.
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
Other operating income, net.
Our other operating income, net decreased from RMB100.8 million in 2019 to RMB74.4 million (US$11.4 million) in 2020. The decrease is mainly attributable to our government subsidies being offset by the increase in the litigation costs, of which RMB49.7 million resulted from our settlement of a contract dispute related to one of our streamers.
Foreign exchange gain (loss), net.
We had a foreign exchange gain of RMB32.0 million in 2019. We did not record any forign exchange gain in 2020. The change is mainly because we realized a gain from a repayment in U.S. dollars from one of our shareholders in connection with our reorganization in 2019 as a result of the fluctuations in foreign exchange rates.
Interest income.
Interest income consists of interest earned on bank deposits. We recorded RMB159.1 million in 2019 and RMB145.2 million (US$22.3 million) in 2020, respectively. The decrease in interest income was mainly due to the decrease in the interest rate.
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
Japan
Our subsidiaries in Japan are subject to an income tax rate calculated according to relevant regulations of Japan’s Ministry of Finance. We may be required to withhold a 5% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises.
Hong Kong
Our subsidiaries in Hong Kong are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.
PRC
Generally, our subsidiary and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except where a special preferential rate applies such as a rate of 15% applicable to enterprises qualified as a “High and New Technology Enterprise,” subject to various criteria. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
In addition, a Software Enterprise is entitled to an income tax exemption for two years beginning with its first year of profitable operation after offsetting tax losses incurred from prior years and a 50% reduction to a rate of 12.5% for the subsequent three years. Enterprises wishing to enjoy the status of a Software Enterprise must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential enterprise income tax rates. These enterprises will be subject to the tax authorities’ review each year as to whether they are entitled to use the relevant preferential treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential rate but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise status. Douyu Yule, Wuhan Ouyue and Wuhan Douyu obtained the Software Enterprise status in 2019, but they have not enjoyed the preferential tax treatment with such status. Douyu Yule obtained a “Software Enterprise Certificate,” which enables it to enjoy a tax holiday consisting of a two-year-exemption
commencing from first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years.

In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters. DouYu International Holdings Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.
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

Non-GAAP
Financial Measure
To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP
financial measures to understand and evaluate our core operating performance: adjusted operating income (loss), which is calculated as operating income (loss) adjusted for share-based compensation expenses; adjusted net income (loss), which is calculated as net loss adjusted for shared-based compensation expenses, share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments; adjusted net income (loss) attributable to DouYu, which is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments; and adjusted basic and diluted net income per ordinary shares, which is the non-GAAP
net income (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP
basic and diluted net income per ordinary share. The
non-GAAP
financial measures are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP
financial measures to the most directly comparable GAAP financial measures. As non-GAAP
financial measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP
financial measures as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

The table below sets forth a reconciliation from the GAAP measures to the non-GAAP
measures for the years indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions, excepts for shares, ADSs, per share and per ADS data)
Operating income (loss)	(131.7)	262.1	(648.7)	(101.8)
Add:
Share-based compensation expenses	290.8	142.1	132.1	20.7

Adjusted operating income (loss)	159.1	404.2	(516.6)	(81.1)

Net income (loss)	33.3	404.7	(620.2)	(97.3)
Add:
Share-based compensation expenses	290.8	142.1	132.1	20.7
Share of (income) loss in equity method investments	3.3	(1.3)	15.1	2.4
Gain on disposal of subsidiary	—	(23.4)	—	—
Impairment losses and fair value adjustments on investments	19.0	19.5	33.7	5.3

Adjusted net income (loss)	346.4	541.6	(439.3)	(68.9)

Net income (loss) attributable to DouYu	39.8	485.5	(581.9)	(91.3)
Add:
Share-based compensation expenses	290.8	142.1	132.1	20.7
Share of income (loss) in equity method investments	3.3	(1.3)	15.1	2.4
Gain on disposal of subsidiary	—	(23.4)	—	—
Impairment losses and fair value adjustments on investments	19.0	19.5	33.7	5.3

Adjusted net income (loss) attributable to DouYu	352.9	622.4	(401.0)	(62.9)

Adjusted net income (loss) per ordinary share
Basic	17.58	19.47	(12.32)	(1.93)
Diluted	11.74	19.47	(12.32)	(1.93)
Adjusted net income (loss) per ADS
Basic	1.76	1.95	(1.23)	(0.19)
Diluted	1.17	1.95	(1.23)	(0.19)
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ordinary share
Basic	19,254,661	31,963,526	32,544,878	32,544,878
Diluted	31,442,931	33,012,682	32,544,878	32,544,878
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ADS
Basic	192,546,612	319,635,264	325,448,779	325,448,779
Diluted	314,429,306	330,126,823	325,448,779	325,448,779
5.B. Liquidity and Capital Resources
Liquidity and Capital Resources
Cash flows and working capital
Our principal sources of liquidity have been cash generated from our operations and contributions from our shareholders. As of December 31, 2021, we had RMB4,456.4 million (US$699.3 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and time deposits placed with banks with maturities of three months or less and money market funds stated at cost plus accrued interest.

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
As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries, variable interest entities and their subsidiaries. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiary” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiary and PRC variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The following table presents the summary of our consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by (used in) operating activities	813.2	667.6	(586.3)	(92.0)
Net cash used in investing activities	(246.3)	(2,612.6)	(19.1)	(3.0)
Net cash provided by (used in) financing activities	1,896.3	(479.2)	(107.2)	(16.8)
Effect of foreign exchange rate changes on cash and cash equivalents	109.5	(418.9)	(112.1)	(17.6)
Net increase in cash and cash equivalents	2,572.7	(2,843.1)	(824.7)	(129.4)

Cash, cash equivalents and restricted cash at the beginning of the year	5,562.2	8,134.9	5,291.8	830.4

Cash, cash equivalents and restricted cash at the end of the year	8,134.9	5,291.8	4,467.1	701.0

Operating activities
Net cash used in operating activities was RMB586.3 million (US$92.0 million) in 2021. The difference between our net cash from operating activities and our net loss of RMB620.2 million (US$97.3 million) was due to recognition of share-based compensation of RMB132.1 million (US$20.7 million), increase in accrued expenses and other current liabilities of RMB74.3 million (US$11.7 million), amortization of intangible assets of RMB70.5 million (US$11.1 million), partially offset by decrease in accounts payable of RMB161.9 million (US$25.4 million) and a decrease in other current assets of RMB139.7 million (US$21.9 million).
Net cash provided by operating activities was RMB667.6 million in 2020. The difference between our net cash from operating activities and our net income of RMB404.7 million was due to recognition of share-based compensation of RMB142.1 million in 2020, increase in accounts payables of RMB96.4 million, and increase in amortization of intangible assets of RMB89.8 million, partially offset by increase in amounts due to related parties of RMB75.2 million.
Net cash provided by operating activities was RMB813.2 million in 2019. The difference between our net cash from operating activities and our net income of RMB33.3 million was due to the recognition of share-based compensation of RMB290.8 million in 2019, increase in deferred revenue of RMB130.0 million, increase in accounts payable of RMB86.4 million, decrease in prepayments of RMB85.5 million and increase in amounts due to related parties of RMB65.5 million, partially offset by increase in accounts receivable of RMB69.5 million. The share-based compensation was recognized following our IPO in July 2019. The increase in accounts payable, amount due to related parties was mainly driven by growth in livestreaming revenue, which contributed to more revenue sharing fee payables to our streamers or talent agencies. The increase in account receivables was primarily attributable to the increase in receivables generated from our customers such as advertisers, which was in line with our business growth. The decrease in prepayments was mainly due to our declining prepayments to exclusive top streamers as a result of industry-wide rationalization of their sign-up
bonus.
Investing activities
Net cash used in investing activities was RMB19.1 million (US$3.0 million) in 2021 primarily due to purchases of short-term bank deposits of RMB1,736.4 million (US$272.5 million), purchases of intangible assets of RMB115.6 million (US$18.1 million), and payments for acquisitions of equity investments of RMB107.1 million (US$16.8 million), partially offset by mature of short-term investments of RMB1,840.2 million (US$288.8 million).
Net cash used in investing activities was RMB2,612.6 million in 2020 primarily due to payment for investments of RMB276.3 million, purchases of long-term investments of RMB220.0 million, purchases of intangible assets of RMB63.2 million, partially offset by proceeds from disposal of long-term investments of RMB120.0 million.
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
Financing activities
Net cash used in financing activities was RMB107.2 million (US$16.8 million) in 2021 which was due to repurchase of ordinary shares of RMB107.2 million (US$16.8 million).

Net cash used in financing activities was RMB479.2 million in 2020 primarily due to repurchase of ordinary shares of RMB579.8 million, partially offset by proceeds from capital contribution from noncontrolling interest shareholder of RMB105.1 million.
Net cash provided by financing activities was RMB1,896.3 million in 2019 primarily due to proceeds of RMB3,422.5 million received on issuance of ordinary shares upon our completion of IPO in July 2019, partially offset by repurchase of shares under a share repurchase program authorized by our board of directors of RMB115.3 million in December 2019.
Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.
We made capital expenditures of RMB122.0 million, RMB82.1 million and RMB122.5 million (US$19.2 million) in 2019, 2020 and 2021, respectively. In these years, our capital expenditures were mainly used for purchases of intangible assets such as agency contract rights and computer software, and plant and equipment such as servers and computers. We will continue to make capital expenditures to meet the expected growth of our business. As of December 31, 2021, we did not have significant capital commitments.
As of December 31, 2021, we also had operating lease liabilities amounting to RMB61.7 million (US$9.7 million), which were unsecured and unguaranteed.
We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.
Execept as otherwise disclosed in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
Off-Balance
Sheet Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.
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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiary.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.
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
5.D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.
5.E. Critical Accounting Estimates
We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.
Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. As conditions resulting from the COVID-19 pandemic continue to evolve, we expect these judgments and estimates may be subject to change, which could materially impact future periods.
The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting estimates, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Impairment on Investments
Description
We hold equity method investments and investments in equity securities without readily determinable fair values. We elected to measure these equity securities without readily determinable fair values at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (expense), net. We make qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount recorded as investment loss.

Judgements and uncertainties
The impairment assessments of equity method investments and equity securities without readily determinable fair values require significant judgments made to identify impairment indicators and to estimate the fair value of these investments in order to determine the amount of impairment. We make significant judgments made to identify impairment indicators and to estimate the fair value of these investments in order to determine the amount of impairment. These judgements include valuation methods and key valuation assumptions and estimate used in estimating impairment amounts, which comprised the investees’ cash flow forecasts, operating performance of the investees and market conditions.
Sensitivity of the estimate to chang
Changes in these estimates and assumptions could materially affect the fair value of equity method investments and investments in equity securities without readily determinable fair values. The failure to identify impairment indicators could result to material impairment losses in the future. We believe the estimates applied in the estimated fair value of the investments is based on reasonable assumptions, but which are inherently uncertain. As a result, actual results may differ from the assumptions and judgments used to determine fair value of the investments, which could lead to the fair value of the assets is less than its carrying amount.
As a result, the impairment losses of equity securities without readily determinable fair value recognized in other income (loss), nil, RMB28.1 million and RMB 33.7 million for the years ended December 31, 2019, 2020 and 2021, respectively. The impairment loss of equity method investments recognized in other income (loss), RMB 20.1 million, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.
Realization of Deferred Tax Assets
Description
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
Judgements and uncertainties
We have provided a full valuation allowance for the deferred tax assets as of December 31, 2019, 2020 and 2021, as we are not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. We take the position that full valuation allowance shall be provided considering all the positive and negative evidences with our judgments. We consider the facts and evidence include the amounts available in the carryback periods, reversal patterns of existing taxable temporary differences, our projections of future income and available qualified tax-planning strategies, which have uncertainties in the future period.

Sensitivity of the estimate to change
While we consider the facts above, our projections of future income qualified tax-planning
strategies may be changed due to the macroeconomic conditions and our business development. The DTAs could be utilized in the future years if we make profits in the future, the valuation allowance shall be reversed and has a material impact on our income taxes and ETR in our financial statements. We recognized valuation allowance of RMB795.7 million, RMB706.5 million, RMB1,092.2 million as of December 31, 2019, 2020 and 2021, respectively.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaojie Chen	38	Founder, Chief Executive Officer, Director
Chao Cheng	31	Chief Operational Officer
Mingming Su	37	Chief Strategy Officer, Director
Hao Cao	42	Vice President, Director
Yang Deng	41	Director
Song Zhou	43	Director
Haiyang Yu	39	Director
Xi Cao	37	Independent Director
Zhaoming Chen	39	Independent Director
Xuehai Wang	47	Independent Director
Zhi Yan	49	Independent Director
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
Mingming Su
has served as our chief strategy officer since November 2015 and our director since October 2016. Mr. Su oversees advertising, investor relations, investment and financing. Mr. Su served as the investment analyst of Shanda Computer (Shanghai) Co., Ltd. from March 2010 to March 2011, the investment manager of Hangzhou Bianfeng Network Technology Co., Ltd. from March 2011 to August 2012 and the vice president of investment at Shenzhen Qingsong Investment Management Partnership (Limited Partnership) from August 2012 to November 2015. Mr. Su has also served as the independent director of Ebang International Holdings Inc. since November 2021. Mr. Su obtained his bachelor’s degree majoring in library science and minoring in English from Anhui University in July 2007. Mr. Su also obtained his master of management majoring in library science from Chinese Academy of Sciences in March 2010.
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
Yang Deng
has served as our director since December 2021, our legal director since August 2015, and vice president of our legal affairs since February 2017. Ms. Deng served as a senior in-house
counsel at Vipshop Holdings Limited (NYSE: VIPS) from 2013 to 2015. Prior to that, Ms. Deng was a legal specialist with Xunlei Limited (Nasdaq: XNET). Ms. Deng received her bachelor’s and master’s degrees in computer science from Southeast University in China. She obtained her PRC legal and patent agent qualifications in 2008 and 2009, respectively.
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
University in June 2001.

Haiyang Yu
has served as our director since May 2018. Mr. Yu has also served as a director of Kanzhun Limited (Nasdaq: BZ) since July 2019 and a director of Waterdrop Inc. (NYSE: WDH) from October 2019. Mr. Yu served as a director of Tongcheng Travel Holdings Limited (HKEX: 0780) from January 2020 to April 2020. Mr. Yu served as the associate at China Growth Capital from April 2007 to February 2010, the associate at WI Harper Group from March 2010 to August 2011, the vice general manager at Tencent from August 2011 till now. Mr. Yu obtained his bachelor of science degree majoring in civil engineering from Tsinghua University in 2005.
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
6.B. Compensation
Compensation
For the fiscal year ended December 31, 2021, we paid an aggregate of RMB16.4 million (US$2.6 million) in cash to our directors and executive officers, and we paid an aggregate of RMB8.0 million (US$1.2 million) cash compensation to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”
Employment Agreements and Indemnification Agreements
We have entered into an employment agreement with each of our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless upon
30-day
prior written notice by us or
60-day
prior written notice by the executive officer to terminate such employment. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed upon duties.

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
Term of Award.
The term of each award shall be fixed by the administrator and is stated in the award agreement between the recipient of an award and us. No award shall be granted under the 2019 Share Incentive Plan after ten years from the date the 2019 Share Incentive Plan was approved by the board.
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
DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme
We adopted a restricted share unit scheme in April 2018 which was amended and restated in April 2019, or the Amended and Restated 2018 RSU Scheme. The purpose of the Amended and Restated 2018 RSU Scheme is to recognize and reward suitable personnel for their contribution to our Company, to attract suitable personnel, and to provide incentives to them to remain with and further contribute to our Company. Under the Amended and Restated 2018 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 2,106,321 ordinary shares. As of March 31, 2022, a total of 2,076,349 RSUs corresponding to 2,076,349 ordinary shares were granted and not forfeited under the Amended and Restated 2018 RSU Scheme. The RSUs are vested by equal installment for 36 months upon our initial public offering in July 2019. As of March 31, 2022, 1,846,578 RSUs corresponding to 1,846,578 ordinary shares have vested.

We issued 2,106,321 ordinary shares to Douyu Employees Limited for the purpose of transferring such shares to the plan participants according to the RSUs issued or to be issued to them under our Amended and Restated 2018 RSU Scheme adopted in April 2018. Douyu Employees Limited is an exempted company incorporated in the Cayman Islands and acts according to the Amended and Restated 2018 RSU Scheme and the trust deed entered into by and between our company and Maples Trustee Services (Cayman) Limited on May 16, 2018. As of March 31, 2022, 1,846,578 RSUs corresponding to 1,846,578 ordinary shares out of such 2,106,321 ordinary shares have become vested. Douyu Employees Limited has waived its rights associated with the remaining 259,743 of such ordinary shares, including voting rights and dividend rights before the corresponding RSUs vest pursuant to the vesting schedule.
The following paragraphs summarize the terms of the Amended and Restated 2018 RSU Scheme.
Types of Awards.
The Amended and Restated 2018 RSU Scheme permits the awarding of RSUs.
Scheme Administration.
The Amended and Restated 2018 RSU Scheme shall be administrated by the board and the trustee in accordance with the Amended and Restated 2018 RSU Scheme and the trust deed entered into by and between our Company and Maples Trustee Services (Cayman) Limited on May 16, 2018. The powers and obligations of the trustee will be limited as set forth in the aforementioned trust deed. The board may by resolution delegate any or all of its powers in the administration of this Amended and Restated 2018 RSU Scheme to the administration committee or any other committee as authorized by the board for such purpose.
Eligibility.
RSUs may be granted to any employee or any person as determined by the board to be eligible to participate in the Amended and Restated 2018 RSU Scheme.
Notice of Grant.
Each award under the Amended and Restated 2018 RSU Scheme shall be evidenced by a letter or any such notice or document in such form as the board may from time to time determine, an offer of grant of award, which shall attach an acceptance notice. The grantee shall sign the acceptance notice and return it to the trustee or our Company within the time period and in a manner prescribed in the notice of grant.
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
Voting Power and Dividend Right of the RSUs.
No grantee shall enjoy any of the rights of a shareholder by virtue of the grant of an award pursuant to the Amended and Restated 2018 RSU Scheme, unless and until such shares underlying the award are actually transferred to the grantee upon the vesting of the RSU. None of the RSUs granted under this Amended and Restated 2018 RSU Scheme carry any right to vote at general meetings of our Company or have any rights to any cash or non-cash
income, dividends or distributions and/or the sale proceeds of non-cash
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

Name	Ordinary Shares Underlying RSUs	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaojie Chen	1,430,315	—	April 1, 2018	—
Chao Cheng	*	—	April 1, 2018	—
Mingming Su	*	—	April 1, 2018	—
Hao Cao	*	—	April 1, 2018	—
Yang Deng	*	—	April 1, 2018	—
Song Zhou	—	—	—	—
Haiyang Yu	—	—	—	—
Xi Cao	—	—	—	—
Zhaoming Chen	—	—	—	—
Xuehai Wang	—	—	—	—
Zhi Yan	—	—	—	—

Note: * Less than 1% of our total outstanding shares.
As of March 31, 2022, other grantees under the Amended and Restated 2018 RSU Scheme as a group held 77,330 RSUs.
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
Compensation Committee.
Our compensation committee consists of Mr. Shaojie Chen, Mr. Mingming Su and Mr. Zhi Yan and is chaired by Mr. Shaojie Chen. We have determined that Mr. Zhi Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. Our officer may not be present at any committee meeting during which such officer’s compensation is deliberated upon. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee.
Our nominating and corporate governance committee consists of Mr. Shaojie Chen, Mr. Mingming Su and Mr. Xuehai Wang, and is chaired by Mr. Shaojie Chen. We have determined that Mr. Xuehai Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

•	evaluating the performance and effectiveness of the board as a whole; and

•	reviewing and approving compensation for our directors.

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

6.D. Employees
We had 2,155 employees as of December 31, 2021, and substantially all of our employees were based in China.
The following table sets forth a breakdown of our employees by function as of December 31, 2021:

	Number of Employees	Percentage
Operation and products	425	19.7
Research and development	713	33.1
Sales and marketing	220	10.2
General and administration	797	37.2
Total	2,155	100.0
Our success depends on our ability to attract, retain and motivate qualified personnel. We adopt high standards in recruitment with strict procedures to ensure the quality of new hires. Moreover, we provide a robust training program for new employees that we hire, which we believe are effective in equipping them with the skill set and workplace ethics that we require of our employees. We have developed a dynamic corporate culture that encourages innovation, technical skills and self-development.
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
Our employees have formed an employee union. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor disputes.
6.E. Share Ownership
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.
The calculations in the table below are based on 31,748,384 ordinary shares issued and outstanding as of March 31, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The table below excludes 259,743 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme, which has waived its rights associated with these 259,743 ordinary shares, including voting rights and dividend rights, before the corresponding RSUs vest pursuant to the vesting schedule, except when calculating the number of shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after the date of this annual report.

Ordinary Shares
Directors and Executive Officers†	Number	Percentage of total ordinary shares	Percentage of aggregate voting power ***
Shaojie Chen (1)	5,362,488	16.9	16.9
Chao Cheng	*	*	*
Mingming Su	*	*	*
Hao Cao	*	*	*
Yang Deng	*	*	*
Song Zhou	—	—	—
Haiyang Yu	—	—	—
Xi Cao	—	—	—
Zhaoming Chen	—	—	—
Xuehai Wang	—	—	—
Zhi Yan	—	—	—
All Directors and Executive Officers as a Group	5,477,340	17.3	17.3
Principal Shareholders:
Entities affiliated with Tencent (2)	12,070,080	38.0	38.0
Warrior Ace Holding Limited (3)	5,283,026	16.6	16.6

Notes:
*	Less than 1% of our total outstanding shares.
**
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 31,748,384, being the number of ordinary shares outstanding as of March 31, 2022 (excluding 259,743 ordinary shares issued to Douyu Employees Limited, our employee shareholding platform established for the RSUs granted under the Amended and Restated 2018 RSU Scheme, which has waived its rights associated with these 259,743 ordinary shares, including voting rights and dividend rights, before the corresponding RSUs vest pursuant to the vesting schedule, and 2,560,562 ordinary shares repurchased in the form of ADSs) and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after the date of this annual report.

***
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†
The address of our directors and executive officers except for Ms. Song Zhou, Mr. Haiyang Yu, Mr. Xi Cao, Mr. Zhaoming Chen, Mr. Xuehai Wang and Mr. Zhi Yan is 20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, the People’s Republic of China. The business address for Ms. Zhou is Room 1631, Building C, Kexing Science Park, Kejizhongsan Avenue, Nanshan District, Shenzhen, the People’s Republic of China, the business address for Mr. Yu is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong; the business address for Mr. Cao is Room 3606, China Central Place Tower 3, 77 Jianguo Road, Beijing 100025, China; the business address of Mr. Chen is 22/F, Oriental Fisherman’s Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai, the People’s Republic of China; the business address for Mr. Wang is No. 666 Gaoxin Avenue, East Lake New Technology Development Zone, Wuhan, the People’s Republic of China; and the business address for Mr. Yan is Special #1, Julong Avenue, Panlong Town Economics Development Zone, Wuhan, the People’s Republic of China.

(1)
The number of ordinary shares beneficially owned represents (i) 5,283,026 ordinary shares held by Mr. Chen through Warrior Ace Holding Limited, or Warrior Ace; and (ii) 79,462 ordinary shares underlying the RSUs we granted to Mr. Chen under our Amended and Restated 2018 RSU Scheme, which will vest within 60 days after the date of this annual report. Warrior Ace is an exempted company incorporated with limited liability under the laws of the British Virgin Islands, wholly-owned by Mr. Chen. The registered address of Warrior Ace is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Warrior Ace is beneficially owned and controlled by Mr. Chen.

(2)
Represents (i) 12,068,104 ordinary shares held by Nectarine, an exempted company incorporated with limited liability under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent, and (ii) 1,976 ordinary shares in the form of ADSs held by Distribution Pool Limited, a limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent. Tencent is a Cayman Islands exempted company listed on the Main Board of the Hong Kong Stock Exchange. The principal business address of Nectarine is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered office of Distribution Pool Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Represents 5,362,488 ordinary shares beneficially owned by Mr. Chen, our chief executive officer and director, as set forth in note (1) above.
To our knowledge, as of March 31, 2022, a total of 17,628,996 ordinary shares are held by one record holder in the United States, representing approximately 55.5% of our total outstanding shares. The holder is JPMorgan Chase Bank, N.A., the depositary of our ADS program.
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
7.B. Related Party Transactions
Transactions with Tencent
In 2019, 2020 and 2021, we provided services to Tencent’s PRC affiliated entities in relation to advertisements, game distribution and promotional activities on our platform for the total amount of approximately RMB29.3 million, RMB9.0 million and RMB42.8 million (US$6.7 million) in fees, respectively. As of December 31, 2021, we had an amount of approximately RMB37.1 million (US$5.8 million) due from certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services we provided to them.
In 2019, 2020 and 2021, Tencent provided services to us through its PRC affiliated entities in relation to CDN, P2P streaming technologies, online payment and website technology support and licensed certain copyrights to us for the total amount of approximately RMB377.6 million, RMB330.6 million and RMB868.7 million (US$136.3 million) in fees, respectively. As of December 31, 2021, we had an amount of approximately RMB253.9 million (US$39.8 million) due to certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services and copyrights they provided to us.
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
In 2019, 2020 and 2021, we received livestreaming revenue and other revenue from the equity method investee talent agencies of RMB78.9 million, RMB23.9 million and nil, respectively. In 2019, 2020 and 2021, we paid revenue sharing fees and content costs of RMB715.5 million, RMB435.5 million and RMB357.4 million (US$56.1 million), respectively, to the equity method investee talent agencies. For details, please refer to Note 18 to the consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 included elsewhere in this annual report.

Terms of Directors and Officers
See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”
Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2022)

Country of Principal Executive Offices:	People’s Republic of China

Foreign Private Issuer	Yes

Disclosure Prohibited Under Home Country Law	No

Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity

Directors	2	8	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0

LGBTQ+	0

Did Not Disclose Demographic Background	0
Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders
See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders.”
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
Litigation
We have been and may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including matters relating to contractual disputes, intellectual property infringement and unfair competition. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects,” “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us,” “Item 3. Key Information— Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations,” and “Item 3. Key Information—Item 3.D. Risk Factors—We are subject to risks relating to litigation, which could adversely affect our business, prospects, results of operations and financial condition.”

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
, 20-cv-7234
(S.D.N.Y.) (the “Consolidated Federal Court Action”).
We filed a motion to dismiss the Consolidated State Court Action on August 14, 2020. The plaintiffs filed an opposition to motion to dismiss on September 29, 2020, and we filed a reply to opposition on October 20, 2020. On March 16, 2021, the court issued an order denying the motion to dismiss. On April 27, 2021, we filed a notice of appeal, which was perfected on July 12, 2021.
In the Consolidated Federal Court Action, an Amended Class Action Complaint was filed on December 24, 2020. Pursuant to the individual practices of the judge presiding over the Federal Court Action, on February 19, 2021, we filed a letter requesting a pre-motion
conference with the federal court regarding our anticipated motion to dismiss. Plaintiffs responded to the letter by seeking leave to file a second amended complaint, which was granted by the federal court on March 15, 2021. Plaintiffs filed a second amended complaint on April 2, 2021. We filed motion to dismiss the second amended complaint on May 21, 2021. On June 11, 2021, Plaintiffs filed a third amended complaint. On July 19, 2021, we filed a motion to dismiss the third amended complaint.
On January 1, 2022, we reached an agreement in principle to settle both the Consolidated State Court Action and the Consolidated Federal Court Action. The settlement in principle is contingent on the negotiation and execution of a stipulation of settlement and subject to approval from the state court.
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
Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”
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
Certificates representing the ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents
of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, under the laws of the Cayman Islands, our company may pay a dividend out of either profits or our share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.
A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third
of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Fourth Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting, in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third
of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Fourth Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.
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
Liquidation
On a return of capital on
winding-up
or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding-up,
the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding-up,
subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.
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
Variations of Rights of Shares
If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound up, may be varied with the consent in writing of the holders of not less than two-thirds
of the issued shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by the holders of two-thirds
of the votes cast at such a meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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
SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, Han Kun Law Offices, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details regarding the determination on residence status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes even if the standards for “de facto management body” prescribed in SAT Circular 82 are applicable to us. For similar reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC
enterprise shareholders (including our ADS holders). In addition, non-resident
enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC
individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC
shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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
As used herein, a “U.S. Holder” is a person eligible for Treaty benefits that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or ordinary shares. The discussions below regarding the creditability or deductibility of PRC taxes, if any, do not apply to investors in this special situation.
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
The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case our PFIC status for any taxable year depends largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because generally our market capitalization has declined substantially since the beginning of 2021, if the value of our goodwill is determined by reference to the average of our quarterly market capitalization then we were likely a PFIC for our 2021 taxable year. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2022 and possibly future taxable years. In addition, the extent to which our goodwill should be characterized as a non-passive
asset is not entirely clear. We have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Moreover, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2022 or any future taxable year.
If we are a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.
In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner.
Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the general PFIC rules described in this paragraph.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs could make a mark-to-market
election that will result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis
quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose. There can be no assurance that our ADSs will be regularly traded for any relevant period. If a U.S. Holder makes a mark-to-market
election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market
election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the immediately subsequent paragraph). If we are a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market
election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market
election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market
election likely cannot be made.
If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year in which we pay a dividend or the prior taxable year, dividends paid to non-corporate
U.S. Holders will not qualify for a preferential tax rate.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the tax treatment for PFICs described above.
If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the PFIC rules and their application to us.
Taxation of Distributions
The following is subject to the discussion regarding the PFIC rules described above.
Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions, if any, generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. taxpayers may in some circumstances be taxable at a preferential rate if certain conditions are met (including a minimum holding period and other requirements). However, as discussed above this preferential rate will not apply if we are a PFIC (or are treated as a PFIC with respect to a U.S. Holder under the “once a PFIC always a PFIC” rule described above) for the taxable year of distribution or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in general and in their particular circumstances.
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
Dividends will be treated as foreign-source income and will constitute passive category income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares
The following is subject to the discussion regarding the PFIC rules described above.
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
As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADS or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).
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
We may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.
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
As of December 31, 2021, we had U.S. dollar-denominated cash and cash equivalents of US$667.2 million. A 10% depreciation of the U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2021 would result in a decrease of RMB425.4 million in cash and cash equivalents. A 10% appreciation of the U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2021 would result in an increase of RMB425.4 million in cash and cash equivalents.
Inflation risk
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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
Payments by Depositary
In 2021, excluding withholding tax, we received cash payment of US$325.5 thousand from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program.
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
14.E. Use of Proceeds
The following “Use of Proceeds” information relates to the registration statement on Form
F-1
(File
No. 333-230976),
as amended, including the annual report contained therein, which registered 6,738,711 ordinary shares represented by ADSs and was declared effective by the SEC on July 16, 2019, for our initial public offering, which closed in July 19, 2019, at an initial offering price of US$11.50 per ADS. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and BofA Securities, Inc. were the representatives of the underwriters.
For the period from the effective date of the registration statement on Form
F-1
to December 31, 2021, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering totaled approximately US$27.2 million, which included US$23.4 million for underwriting discounts and commissions and US$3.8 million for net expenses. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$489.4 million from our initial public offering.
For the period from the effective date of the registration statement on Form
F-1
to December 31, 2021, we used US$168.5 million of the net proceeds received from our initial public offering primarily for overseas expansion. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form
F-1.
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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. As required by Rule
13a-15(c)
of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
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
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page
F-2
of this annual report.
Changes in Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

The effectiveness of internal control over financial reporting as of December 31, 2021 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2021.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Zhaoming Chen, an independent director and the chairman of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Zhaoming Chen satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and
Rule 10A-3
under the Securities Exchange Act of 1934.

ITEM 16.B.	CODE OF ETHICS
Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, and employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form
F-1
(file
No. 333-230976)
filed with the SEC on April 22, 2019, as amended, and posted a copy of our code of business conduct and ethics on our website at https://ir.douyu.com/. We hereby undertake to provide to any person, without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Auditor Fees
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2019	2020	2021
	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	6,899	8,483	8,284
Audit-Related Fees (2)	—	1,958	997
Tax Fees(3)	89	2,175	45

Total	6,988	12,616	9,326

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
On December 20, 2019, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$100.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on December 20, 2019 (the “2019 Share Repurchase Program”). The 2019 Share Repurchase Program was concluded in February 2020.
On August 30, 2021, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$100.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on August 30, 2021 (the “2021 Share Repurchase Program”).
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
As of March 31, 2022, we had repurchased a total of approximately 33.9 million ADSs under this share repurchase program. The following table summarizes the details of the repurchases made in accordance with the 2021 Share Repurchase Program from August 30, 2021 to March 31, 2022:

	Total Number of ADSs Purchased	Average Price Paid Per ADS (1)	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
August 2021	—	—	—	$100,000,000.00
September 2021	1,183,588.00	$3.64	1,183,588.00	$95,697,641.62
October 2021	552,819.00	$3.44	552,819.00	$93,796,670.71
November 2021	293,862.00	$3.41	293,862.00	$92,795,402.45
December 2021	3,752,775.00	$2.54	3,752,775.00	$83,262,652.33
January 2022	2,071,051.00	$2.41	2,071,051.00	$78,266,149.01
February 2022	3,287,987.00	$2.28	3,287,987.00	$70,754,602.49
March 2022	2,688,544.00	$1.73	2,688,544.00	$66,104,079.28
Total	13,830,626.00	$2.45	13,830,626.00	—
Notes:
(1)	Every 10 ADSs represent one ordinary share. Average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to the broker.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE
Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers. Specifically, we do not plan to have a majority of independent directors serving on our board of directors. In addition, we relied on our home country practice exemption to be exempt from Rule 5605(d)(2) of the Nasdaq Rules, which requires a Nasdaq-listed company to establish a compensation committee comprised entirely of independent directors and two out of three members of our compensation committee are independent directors. We relied on our home country practice exemption to be exempt from Rule 5605(e)(1) of the Nasdaq Rules, which requires a Nasdaq-listed company to nominate director nominees either by a majority independent board or by a nominations committee comprised solely of independent directors and we do not have a majority independent board or a nominations committee comprised solely of independent directors. We relied on our home country practice exemption to be exempt from Rule 5250(b)(3) of the Nasdaq Rules, which requires a Nasdaq-listed company to disclose third party director and nominee compensation no later than when the companies files its next Form 20-F. Subject to Nasdaq Rules, we may also opt to rely on additional home country practice exemptions in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16.H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of DouYu International Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.4	Shareholders Agreement dated May 29, 2018 among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated by reference to Exhibit 4.4 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.5*	Description of Securities

4.1	DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.2	DouYu International Holdings Limited 2019 Share lncentive Plan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.5	Series E Preferred Share Purchase Agreement dated March 8, 2018 among the Registrant, Nectarine Investment Limited and other parties named therein (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.6	Share Purchase Agreement dated May 14, 2018 among the Registrant, SCC Growth IV 2018-D, L.P., SCC Growth IV 2018-F, L.P., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P. and other parties named therein (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

Exhibit Number	Description of Document

4.7	English translation of the amended and restated strategic cooperation framework memorandum between the respective PRC affiliated entities of the Registrant and Tencent, effective April 1, 2019 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.8	English translation of the amended share pledge agreements entered into on January 10, 2019 by and among Douyu Yule, Wuhan Douyu and Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.9	English translation of the share pledge agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.10	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.11	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.12	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.13	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.14	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.15*†	English translation of the share pledge agreement entered into on October 9, 2021 by and among Douyu Yule, Wuhan Douyu and Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu

4.16	English translation of the share pledge agreement entered into on May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.17	English translation of the amended exclusive option agreement entered into on July 25, 2020, by and among Douyu Yule, Wuhan Douyu and Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 30, 2020)

4.18	English translation of the exclusive option agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.20 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.19	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.21 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

Exhibit Number	Description of Document

4.20	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.21	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.25 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.22	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.26 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.23	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.27 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.24*†	English translation of the exclusive option agreement entered into on October 9, 2021 by and among Douyu Yule, Wuhan Douyu and Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu

4.25	English translation of the exclusive option agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.29 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.26	English translation of exclusive business cooperation agreement dated May 14, 2018 by and between Douyu Yule and Wuhan Douyu (incorporated by reference to Exhibit 10.30 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.27	English translation of the exclusive business operation agreement dated May 29, 2018 by and between Douyu Yule and Wuhan Ouyue (incorporated by reference to Exhibit 10.31 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.28	English translation of amended powers of attorney dated July 25, 2020, issued by Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 30, 2020)

4.29	English translation of powers of attorney dated May 8, 2018 issued by Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.33 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.30	English translation of powers of attorney dated May 14, 2018 issued by Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.34 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.31	English translation of powers of attorney dated May 14, 2018 issued by Beijing Fengye Equity Investment Centre (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.35 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.32	English translation of powers of attorney dated May 14, 2018 issued by Linzhi Lichuang Information Technology Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.38 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.33	English translation of powers of attorney dated May 14, 2018 issued by Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.39 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

Exhibit Number	Description of Document

4.34	English translation of powers of attorney dated May 14, 2018 issued by Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.40 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.35*	English translation of power of attorney dated October 9, 2021 issued by Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu

4.36	English translation of powers of attorney dated May 29, 2018 issued by Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.42 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.37	English translations of amended consent letter dated July 25, 2020, executed by the spouse of Mr. Shaojie Chen, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 30, 2020)

4.38	English translations of consent letter dated May 8, 2018 executed by the spouse of Mr. Wenming Zhang, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.44 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.39	English translations of consent letter dated May 14, 2018 executed by the spouse of Mr. Dongqing Cai, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.45 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.40	English translations of consent letter dated May 29, 2018 executed by the spouse of Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.46 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.41	Termination Agreement, dated as of July 12, 2021, by and among Huya, Merger Sub, DouYu and Tencent (incorporated herein by reference to Exhibit 99.2 to our report on Form 6-K (File Number 001-38967), furnished to the SEC on July 12, 2021)

8.1*	Significant subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DouYu International Holdings Limited

By:	/s/ Shaojie Chen
	Name:	Shaojie Chen
	Title:	Chief Executive Officer and Director
Date: April 29, 2022

DOUYU INTERNATIONAL HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of DouYu International Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of DouYu International Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Convenience Translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.
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

Critical Audit Matter
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
The Company holds equity method investments and investments in equity securities without readily determinable fair values amounted to RMB304,725,132 as of December 31, 2021. During the year ended December 31, 2021, impairment losses totaling RMB33,653,746 had been recognized against these investments.
We identified the impairment assessments of equity method investments and equity securities without readily determinable fair values as a critical audit matter because of the significant judgments made by management to identify impairment indicators and to estimate the fair value of these investments in order to determine the amount of impairment, if any, that should be recorded against the investments’ carrying amounts. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s significant judgments.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures relating to the impairment on equity method investments and investments in equity securities without readily determinable fair values included the following, among others:

•
We tested the effectiveness of the internal controls which address risks of material misstatement with respect to management’s assessment of whether or not impairment indicators are present, and if so, the estimated fair value of these investments and conclusions as to whether or not an impairment has occurred.

•	We tested management’s evaluation of impairment for these investments accounted equity method investments and equity securities without readily determinable fair value by:

•
evaluating the appropriateness of the indicators used by management to determine whether impairment on these investments has occurred, and testing management’s evaluation of whether indicators of impairment existed by considering both quantitative and qualitatively factors.

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

April 29, 2022

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of DouYu International Holdings Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of DouYu International Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 29, 2022, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding to (1) the convenience translation of Renminbi amounts into United States dollar amounts and (2) the Company’s adoption of FASB Accounting Standards Update (“ASU”)
2016-02,
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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 29, 2022

DOUYU INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2.6)
ASSETS
Current assets:
Cash and cash equivalents	5,279,902,398	4,456,405,874	699,307,327
Restricted cash	11,875,079	10,702,719	1,679,490
Short-term bank deposits	2,230,229,000	2,076,355,000	325,825,409
Accounts receivable, net of allowance for credit loss of RMB12,573,550 and RMB13,845,960 as of December 31, 2020 and December 31, 2021, respectively	199,744,129	191,388,528	30,033,036
Prepayments	66,257,313	80,716,962	12,666,253
Amounts due from related parties	9,045,078	37,158,946	5,831,049
Other current assets	236,704,095	376,366,810	59,060,165

Total current assets	8,033,757,092	7,229,094,839	1,134,402,729
Property and equipment, net	37,791,688	25,110,713	3,940,419
Intangible assets, net	141,671,881	161,540,392	25,349,213
Long-term bank deposits	100,000,000	100,000,000	15,692,182
Investments	500,658,570	491,424,800	77,115,275
Goodwill	12,932,564	12,636,845	1,982,997
Right-of-use assets	62,141,054	72,309,492	11,346,937
Other non-current assets	19,004,481	64,785,300	10,166,227

TOTAL ASSETS	8,907,957,330	8,156,902,381	1,279,995,979

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities: (including amounts of the consolidated VIEs without recourse to DouYu International Holdings Limited. See Note 2.2)
Accounts payable	986,073,111	824,127,774	129,323,632
Advances from customers	10,910,989	7,476,002	1,173,148
Deferred revenue	242,013,205	235,134,242	36,897,694
Accrued expenses and other current liabilities	384,040,820	458,327,992	71,921,663
Amounts due to related parties	223,524,929	293,507,806	46,057,780
Lease liabilities due within one year	36,280,773	30,417,376	4,773,150

Total current liabilities	1,882,843,827	1,848,991,192	290,147,067
Lease liabilities	16,951,948	31,278,210	4,908,234
Deferred revenue	30,778,568	18,044,867	2,831,633

TOTAL LIABILITIES	1,930,574,343	1,898,314,269	297,886,934

Commitments and contingencies (Note 20)
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 500,000,000 shares authorized, 34,568,689 shares issued and 33,445,346 shares outstanding as of December 31, 2020 and 34,568,689 shares issued and 34,136,627 shares outstanding as of December 31, 2021)	22,630	23,043	3,616
Treasury shares (1,177,499 and 1,755,803 ordinary shares as of December 31, 2020 and 2021, respectively)	(695,097,853)	(802,249,761)	(125,890,494)
Additional paid-in capital	10,486,398,881	10,618,537,927	1,666,280,314
Accumulated deficit	(2,863,219,263)	(3,445,102,409)	(540,611,745)
Accumulated other comprehensive income (loss)	10,911,853	(112,621,676)	(17,672,801)

Total DouYu Shareholder’s Equity	6,939,016,248	6,258,587,124	982,108,890
Noncontrolling interests	38,366,739	988	155

Total Shareholders’ Equity	6,977,382,987	6,258,588,112	982,109,045

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,907,957,330	8,156,902,381	1,279,995,979

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITE
D
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.6)
Net revenues (including related party revenues of RMB108,214,768, RMB32,910,229 and RMB29,900,069 for the years ended December 31, 2019, 2020 and 2021, respectively)	7,283,230,253	9,601,873,937	9,165,330,760	1,438,240,398
Cost of revenues	(6,087,073,336)	(8,041,528,585)	(8,075,420,524)	(1,267,209,698)

Gross profit	1,196,156,917	1,560,345,352	1,089,910,236	171,030,700
Operating (expense) income:
Sales and marketing expenses	(598,695,105)	(580,373,601)	(952,902,024)	(149,531,121)
General and administrative expenses	(446,142,859)	(375,935,570)	(375,975,505)	(58,998,761)
Research and development expenses	(383,886,857)	(416,272,985)	(490,018,940)	(76,894,665)
Other operating income, net	100,898,056	74,298,644	80,325,008	12,604,747

Total operating expenses	(1,327,826,765)	(1,298,283,512)	(1,738,571,461)	(272,819,800)

(Loss) income from operations	(131,669,848)	262,061,840	(648,661,225)	(101,789,100)
Other expenses, net	(22,882,425)	(27,393,678)	(33,852,394)	(5,312,179)
Foreign exchange gain, net	32,045,080	—	—	—
Interest income	159,096,901	145,235,383	77,392,560	12,144,581
Gain on disposal of subsidiary	—	23,525,694	—	—

Income (loss) before income taxes and share of (loss) income in equity method investments	36,589,708	403,429,239	(605,121,059)	(94,956,698)
Income tax expense	—	—	—	—
Share of (loss) income in equity method investments	(3,241,580)	1,306,287	(15,127,838)	(2,373,888)

Net income (loss)	33,348,128	404,735,526	(620,248,897)	(97,330,586)

Net loss attributable to noncontrolling interest	6,405,104	80,763,071	38,365,751	6,020,424

Net income (loss) attributable to ordinary shareholders of the Company	39,753,232	485,498,597	(581,883,146)	(91,310,162)

Net income (loss) per ordinary share attributable to ordinary shareholders
Basic	1.32	15.19	(17.88)	(2.81)
Diluted	1.26	14.71	(17.88)	(2.81)
Net income (loss) per ADS*
Basic	0.13	1.52	(1.79)	(0.28)
Diluted	0.13	1.47	(1.79)	(0.28)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	19,254,661	31,963,526	32,544,878	32,544,878
Diluted	31,442,931	33,012,682	32,544,878	32,544,878
Weighted average number of ADS used in calculating net income (loss) per ADS
Basic	192,546,612	319,635,264	325,448,779	325,448,779
Diluted	314,429,306	330,126,823	325,448,779	325,448,779
Net income (loss)	33,348,128	404,735,526	(620,248,897)	(97,330,586)
Other comprehensive income (loss), net of tax of nil:	—	—	—	—
Foreign currency translation adjustments	109,461,578	(425,737,643)	(123,533,529)	(19,385,106)

Comprehensive income (loss)	142,809,706	(21,002,117)	(743,782,426)	(116,715,692)

Comprehensive income attributable to noncontrolling interests	6,244,303	82,518,577	38,365,751	6,020,424

Comprehensive income (loss) attributable to the ordinary shareholders	149,054,009	61,516,460	(705,416,675)	(110,695,268)

* Every ten ADSs represent one ordinary share.
The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity (deficit) attributable to DouYu	Noncontrolling interests	Total shareholders’ equity (deficit)
	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2018	8,063,790	5,148	—	—	48,989,244	(3,388,471,092)	325,593,213	(3,013,883,487)	—	(3,013,883,487)
Issuance of ordinary shares at the initial public offering (“IPO”), net of issuance cost of RMB49,479,335	4,492,473	3,092	—	—	3,373,014,806	—	—	3,373,017,898	—	3,373,017,898
Conversion of preferred shares to ordinary shares upon the completion of the IPO	19,906,105	13,701	—	—	6,644,808,938	—	—	6,644,822,639	—	6,644,822,639
Noncontrolling interest arising from business acquisition	—	—	—	—	—	—	—	—	5,980,924	5,980,924
Noncontrolling interest arising from a newly established subsidiary	—	—	—	—	—	—	—	—	7,921,555	7,921,555
Repurchase of ordinary shares (Note 11)	—	—	(291,207)	(168,567,125)	—	—	—	(168,567,125)	—	(168,567,125)
Noncontrolling interest arising from vest of nonrestricted shares in Gogo Glocal (Note 14)	—	—	—	—	(22,209,344)	—	—	(22,209,344)	22,209,344	—
Acquisition of noncontrolling interest in Gogo Glocal (Note 12)	—	—	—	—	(11,107,350)	—	—	(11,107,350)	(8,412,650)	(19,520,000)
Share-based compensation	—	—	—	—	290,781,764	—	—	290,781,764	—	290,781,764
Vesting of restricted share units	289,451	203	—	—	(203)	—	—	—	—	—
Net income (loss)	—	—	—	—	—	39,753,232	—	39,753,232	(6,405,104)	33,348,128
Foreign currency translation adjustments	—	—	—	—	—	—	109,300,777	109,300,777	160,801	109,461,578

Balance at December 31, 2019	32,751,819	22,144	(291,207)	(168,567,125)	10,324,277,855	(3,348,717,860)	434,893,990	7,241,909,004	21,454,870	7,263,363,874

Repurchase of ordinary shares (Note 11)	—	—	(886,292)	(526,530,728)	—	—	—	(526,530,728)	—	(526,530,728)
Acquisitions of noncontrolling interests in Gogo Glocal (Note 12)	—	—	—	—	11,171,730	—	—	11,171,730	(11,171,730)	—
Acquisitions of noncontrolling interests in Shuangsi (Note 12)	—	—	—	—	(2,271,492)	—	—	(2,271,492)	(2,228,508)	(4,500,000)
Contribution from shareholder in connection with an acquisition of an equity method investment (Note 7)	—	—	—	—	18,767,750	—	—	18,767,750	—	18,767,750
Capital contribution from noncontrolling interest shareholder in DouYu Japan (Note 12)	—	—	—	—	(7,700,837)	—	—	(7,700,837)	112,830,684	105,129,847
Net income (loss)	—	—	—	—	—	485,498,597	—	485,498,597	(80,763,071)	404,735,526
Shared-based compensation	—	—	—	—	142,154,361	—	—	142,154,361	—	142,154,361
Vesting of restricted share units	693,527	486	—	—	(486)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(423,982,137)	(423,982,137)	(1,755,506)	(425,737,643)

Balance at December 31, 2020	33,445,346	22,630	(1,177,499)	(695,097,853)	10,486,398,881	(2,863,219,263)	10,911,853	6,939,016,248	38,366,739	6,977,382,987

Repurchase of ordinary shares (Note 11)	—	—	(578,304)	(107,151,908)	—	—	—	(107,151,908)	—	(107,151,908)
Net loss	—	—	—	—	—	(581,883,146)	—	(581,883,146)	(38,365,751)	(620,248,897)
Shared-based compensation	—	—	—	—	132,139,459	—	—	132,139,459	—	132,139,459
Vesting of restricted share units	691,281	413	—	—	(413)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(123,533,529)	(123,533,529)	—	(123,533,529)

Balance at December 31, 2021	34,136,627	23,043	(1,755,803)	(802,249,761)	10,618,537,927	(3,445,102,409)	(112,621,676)	6,258,587,124	988	6,258,588,112

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2.6)
Cash flows from operating activities:
Net income (loss)	33,348,128	404,735,526	(620,248,897)	(97,330,586)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property and equipment	32,814,894	21,126,504	18,275,703	2,867,857
Loss from the disposal of intangible assets	16,667	550,590	—	—
Amortization of intangible assets	57,306,920	89,790,156	70,456,937	11,056,231
Non-cash operating lease expenses	—	44,300,218	46,120,215	7,237,268
Loss from the disposal of property and equipment	44,421	24,880	12,315	1,932
Provision for allowance for credit loss	13,563,744	3,270,564	2,182,083	342,416
Dividends from an equity investee	—	297,690	—	—
Share of loss (income) in equity method investments	3,241,580	(1,306,287)	15,127,838	2,373,888
Gain on disposal of a subsidiary	—	(23,525,694)	—	—
Impairment losses and fair value adjustments on investments	19,076,725	19,517,062	33,653,746	5,281,007
Share-based compensation	290,781,764	142,154,361	132,139,459	20,735,565
Foreign exchange gain	(32,045,080)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(69,456,813)	(25,808,778)	6,173,518	968,760
Prepayments	85,451,242	(26,602,239)	(28,610,593)	(4,489,626)
Other current assets	25,627,488	(33,345,122)	(139,662,715)	(21,916,128)
Other non-current assets	(723,216)	(10,457,638)	(5,214,782)	(818,313)
Amounts due from related parties	40,026,364	14,909,528	(28,113,868)	(4,411,679)
Accounts payable	86,444,383	96,426,827	(161,945,337)	(25,412,757)
Advances from customers	7,426,481	(6,083,543)	(3,434,987)	(539,024)
Accrued expenses and other current liabilities	24,734,559	43,125,766	74,287,172	11,657,278
Amounts due to related parties	65,514,731	(75,208,093)	69,982,877	10,981,841
Deferred revenue	129,981,038	30,738,939	(19,612,664)	(3,077,655)
Lease liabilities	—	(40,982,350)	(47,825,789)	(7,504,910)

Net cash provided by (used in) operating activities	813,176,020	667,648,867	(586,257,769)	(91,996,635)

Cash flows from investing activities:
Proceeds on disposal of property and equipment	260,408	(213,662)	503,894	79,072
Purchases of property and equipment	(16,045,562)	(18,897,736)	(6,873,896)	(1,078,664)
Proceeds from disposal of intangible assets	—	1,991,510	—	—
Purchases of intangible assets	(105,905,115)	(63,243,106)	(115,631,314)	(18,145,076)
Purchases of short-term investments	(4,309,500,000)	(4,836,476,896)	(1,736,355,000)	(272,471,989)
Purchases of long-term investments	—	(220,000,000)	(45,000,000)	(7,061,482)
Proceeds from disposal of short-term investments	4,309,500,000	2,606,247,896	1,840,229,000	288,772,087
Proceeds from disposal of long-term investments	—	120,000,000	151,102,000	23,711,201
Proceeds from disposal of equity method investee	1,000,000	—	—	—
Proceeds from disposal of subsidiary, net of cash disposed	—	50,543,502	—	—
Payment for business acquisition, net of cash acquired	(11,012,762)	—	—	—
Payments for acquisitions of equity investments	(114,600,000)	(276,291,399)	(107,103,932)	(16,806,944)
Loan to related parties	(5,000,000)	(10,000,000)	—	—
Receipts from loan to related parties	5,000,000	—	—	—
Repayment of loan from related parties	—	33,720,064	—	—

Cash used in investing activities	(246,303,031)	(2,612,619,827)	(19,129,248)	(3,001,795)

Cash flows from financing activities
Proceeds on issuance of ordinary shares through IPO	3,422,497,233	—	—	—
Payment of IPO offering costs	(36,249,484)	—	—	—
Acquisition of noncontrolling interest	(19,520,000)	(4,500,000)	—	—
Proceeds from capital contribution from noncontrolling interest shareholder	7,921,555	105,129,847	—	—
Repurchase of ordinary shares	(115,273,325)	(579,824,528)	(107,151,908)	(16,814,473)
Settlement of redemption liability to a preferred shareholder in connection with 2018 Restructuring	(1,323,049,149)	—	—	—
Repayment of advances from related party	(39,995,000)	—	—	—

Cash provided by (used in) financing activities	1,896,331,830	(479,194,681)	(107,151,908)	(16,814,473)

Effect of foreign exchange rate changes on cash and cash equivalents	109,483,281	(418,949,871)	(112,129,959)	(17,595,640)

Net increase (decrease) in cash, cash equivalents and restricted cash	2,572,688,100	(2,843,115,512)	(824,668,884)	(129,408,543)
Cash, cash equivalent and restricted cash at the beginning of the year	5,562,204,889	8,134,892,989	5,291,777,477	830,395,360

Cash, cash equivalent and restricted cash at the end of the year	8,134,892,989	5,291,777,477	4,467,108,593	700,986,817

Supplemental disclosure on non-cash investing and financing activities:
Accured purchases of property and equipment	5,527,829	764,669	442,148	69,383
Payable for repurchase of ordinary shares not yet paid	53,293,800	—	—	—
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

DOUYU INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash and cash equivalents	8,091,990,270	5,279,902,398	4,456,405,874
Restricted cash	42,902,719	11,875,079	10,702,719

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	8,134,892,989	5,291,777,477	4,467,108,593

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1.	Organization and principal activities
DouYu International Holdings Limited (the “Company” or “DouYu International”) was incorporated under the laws of Cayman Islands on January 5, 2018. The Company, its subsidiaries and the variable interest entities(“the VIEs”) and the VIEs’ subsidiaries (collectively referred to as the “Group”) operate platform on PC and mobile apps, through which users can enjoy immersive and interactive gaming and entertainment live streaming.
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
In 2018, the Original Shareholders and all of the investors undertook an equity restructuring in order to redomicile its business from PRC to the Cayman Islands (the “2018 Restructuring”), the Company was incorporated in the Cayman Islands to be the holding company of the Group and through its wholly owned subsidiary in PRC, entered into a series of contractual arrangement (“VIE agreements”) with Wuhan Douyu Network Technology Co., Ltd. (“Wuhan Douyu”) and its respective shareholders. The arrangements pursuant to which the Company and its subsidiary were established as a primary beneficiary of Wuhan Douyu.
On July 17, 2019, the Company completed its initial public offering (“IPO”) and issued 44,924,730 American Depositary shares (“ADSs”), representing 4,492,473 ordinary shares. Every ten ADSs represent one ordinary share. Net proceeds from the IPO after deducting underwriting discount and offering costs were US$497.3 million.
As of December 31, 2021, the Company’s principal subsidiaries, VIEs are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct/indirect ownership
Wholly owned subsidiaries
Wuhan Douyu Education Consulting Co., Ltd.	November 9, 2016	Wuhan	100%
Wuhan Yuwan Culture Media Co., Ltd.	June 28, 2016	Wuhan	100%
Wuhan Yuxing Tianxia Culture Media Co., Ltd.	June 24, 2016	Wuhan	100%
Wuhan Yuyin Raoliang Culture Media Co., Ltd.	June 23, 2016	Wuhan	100%
Wuhan Yu Leyou Internet Technology Co., Ltd.	November 9, 2016	Wuhan	100%
Wuhan Douyu Culture Network Technology Co., Ltd. (“ Douyu Yule”)	April 2, 2018	Wuhan	100%
		The British
DouYu Network Inc.	January 12, 2018	Virgin Islands	100%
Douyu Hongkong Limited	January 24, 2018	Hong Kong	100%
Gogo Glocal Holding Limited	October 8, 2018	Cayman	100%
VIEs
Wuhan Ouyue Online TV Co., Ltd. (“Wuhan Ouyue”)	February 3, 2016	Wuhan	100%
Wuhan Douyu Network Technology Co., Ltd.	May 8, 2015	Wuhan	100%

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies

2.1	Basis of Presentation
The consolidated financial statements
have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”)
.

2.2	Basis of Consolidation
The consolidated financial statements of the Company, its subsidiaries and the

VIEs and VIE’s subsidiaries. All inter-company transactions and balances have been eliminated
.
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
In October 2021, the shareholders of Wuhan Douyu were changed from Nanshan Lanyue Asset Management (Tianjin) Partnership (Limited Partnership) (4.35%), Suzhou Industrial Park Yuanhe Nanshan Equity Investment Partnership (0.53%) and Nanshan Douyu Asset Management (Tianjin) Partnership (Limited Partnership) (0.75%).to Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership) (“Wuhan Chaosai”) (5.63%), which 99.99% of its interests owned by Wuhan Ouyue. Subsequently, Douyu Yule, Wuhan Douyu and Wuhan Chaosai which is the new shareholder of Wuhan Douyu, entered into a series of contractual arrangements in October 2021. Based on management’s assessment, there is no substantial change in the contractual arrangements and the Company continues to be the primary beneficiary of Wuhan Douyu.
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
The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Cash and cash equivalents	577,710,921	189,362,884
Restricted cash	11,242,719	10,702,719
Short-term bank deposits	860,000,000	820,000,000
Accounts receivable, net	187,884,372	179,040,751
Prepayments	63,119,815	62,633,147
Amounts due from related parties	8,464,978	36,878,846
Other current assets	157,178,414	293,554,059
Property and equipment, net	15,236,373	7,688,346
Long-term bank deposits	100,000,000	100,000,000
Intangible assets, net	102,837,070	124,765,811
Right-of-use assets	32,361,695	60,036,918
Investments	310,111,384	252,607,366
Other non-current assets	4,766,301	59,613,379

Total Assets	2,430,914,042	2,196,884,226

LIABILITIES
Accounts payable	868,771,872	851,736,160
Advances from customers	9,700,361	7,473,644
Deferred revenue	225,282,265	216,715,786
Accrued expenses and other current liabilities	208,531,141	255,957,711
Amounts due to related parties	215,467,131	283,757,603
Lease liabilities	30,212,470	57,164,354

Total Liabilities	1,557,965,240	1,672,805,258

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.2	Basis of Consolidation (Continued)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenue	7,207,666,259	8,697,485,194	8,965,084,213
Net income	985,034,474	432,731,451	388,119,110

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	816,655,741	899,235,343	(402,927,749)
Net cash used in investing activities	(133,917,000)	(1,179,665,550)	14,039,712
Net cash used in financing activities	(1,363,044,149)	—	—
The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. The inter-company service fees charged by WFOE were RMB4,618,911,571, RMB1,401,036,611 and RMB1,624,748,798 for the years ended December 31, 2019, 2020 and 2021, respectively. The amounts due to WFOE were RMB2,493,814,825 and RMB 3,278,174,124 as of December 31, 2020 and 2021, respectively. The inter-company operating cash outflows were RMB4,667,280,643, RMB794,124,509 and RMB840,389,499 for the years ended December 31, 2019, 2020 and 2021, respectively. These inter-company transactions and balances were eliminated in the consolidated financial statements.
The VIEs contributed 99%, 91%, and 98% of the Group’s consolidated revenue for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the VIEs accounted for an aggregate of 27% and 27% of the consolidated total assets and 81% and 81% of the consolidated total liabilities.
There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.
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
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, share-based compensation, realization of deferred tax assets, impairment of investment, and allowance for credit loss.

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

Notes to the Consolidated Financial Statements (Continued)

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
Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the consolidated statements of comprehensive income (loss).
The Group’s reporting currency is Renminbi (“RMB”). For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in shareholders’ equity (deficit).

2.6	Convenience Translation into United States Dollars
Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB
6.3726
on December 30, 2021 as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2021, or at any other rate.

2.7	Cash and cash equivalents
Cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal and use.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.8	Restricted cash
The Group’s restricted cash represents cash restricted by court related to lawsuits in which the group is involved. The restriction will be removed when the cases are closed.

2.9	Short-term and long-term bank deposits
The Group holds fixed term certificates of deposit with commercial banks in the PRC. Certificate of deposits with maturities between three months to one year are classified as short-term bank deposits and fixed term certificates of deposit with maturities beyond one year are classified as long term bank deposits.

2.10	Accounts receivable, net of allowance for credit loss
Accounts receivable, net are stated at the historical carrying amount net of allowance for credit loss. On January 1, 2020, the Group adopted ASU
No. 2016-13
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”
, using the modified retrospective transition method. Based on the Group’s assessment, the adoption of ASC 326 did not have any material impact to the Group’s consolidated financial statements and there were no material differences between the Group’s adoption of ASC 326 and its historic accounting method. ASU
2016-13
replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements.

2.11	Property and equipment, net
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives
Furniture and office equipment	5 years
Motor vehicles	5 years
Gains and losses from disposals of property and equipment are included in other operating income or expense in the consolidated statements of comprehensive income (loss).

2.12	Intangible assets, net
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

Brand name	10 years
Agency contract rights	Over the shorter of the contract period or expected useful lives
License for Online Transmission of Audio/Video Programs	Infinite life
Platform	5 years
Software	3 - 5 years
Licensed copyrights of content	1 - 2 years
Others	3 - 10 years

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.13	Goodwill
Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in the Group’s acquisitions, such as the expected benefit from the existing workforce and client service capability of the acquired business. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Prior to January 1, 2020, the Group performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Group performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, the Group adopted ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. For the years ended December 31, 2019, 2020 and 2021, no impairment charge was recognized on goodwill.

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

2.15	Long-term investments
Investments held by the Group comprised of equity investments in privately-held entities.
Equity method investments
The Group accounts for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investments by recognizing investment income or loss for share of the earnings or loss of the investee after the date of investment, as well as any impairment loss.
The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group recorded impairment loss of RMB20,872,725, nil and nil, respectively in other expense, net for the years ended December 31, 2019, 2020 and 2021, respectively.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.15	Long-term investments (Continued)
Equity securities without readily determinable fair value
The Group’s investment in equity securities comprise of investment in privately-held companies.
On January 1, 2019, the Group adopted ASC Topic 321, Investments—Equity Securities (“ASC 321”) and elected to measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (expense), net. The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount recorded as investment loss.
For years ended
December
2019, 2020 and 2021, the Group recorded impairment loss of nil, RMB28,088,491 and RMB33,653,746 in other expenses, net, respectively.

2.16	Revenue recognition
On January 1, 2019, the Group adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Group’s historic accounting under Topic 605. Based on the Group’s assessment, the adoption of ASC 606 did not have any material impact to the Group’s consolidated financial statements.
The following table disaggregates the Group’s revenue by major type of services for the years ended December 31, 2019, 2020 and 2021:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Live streaming	6,617,291,032	8,852,225,839	8,596,599,175
Advertisement	513,265,806	645,227,128	464,866,153
Other	152,673,415	104,420,970	103,865,432

Total	7,283,230,253	9,601,873,937	9,165,330,760

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

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.16	Revenue recognition (Continued)
Live streaming
(Continued)
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

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.16	Revenue recognition (Continued)
Practical expedients and exemptions
The Group’s contracts have an original duration of one year or less. Accordingly, the Group does not disclose the value of unsatisfied performance obligations.
Contract balances
Contract balances include accounts receivable, advances from customers and deferred revenue. Accounts receivable represent cash due from third-party application stores as well as from advertising customers and are recorded when the right to consideration is unconditional. The allowance for credit loss reflects the best estimate of probable losses inherent to the accounts
receivable balance. Advances from customers primarily represent cash received from the Group’s advertisement customers. Deferred revenue primarily includes cash received from paying users related to the Group’s live streaming service. Deferred revenue is recognized as revenue when all of the revenue recognition criteria have been met or over the estimated service period. Revenue recognized in 2021 that was included in the deferred revenue balance as of January 1, 2021 was
RMB229,701,778, which consists primarily of virtual items consumption.

	Accounts receivable	Advances from customers	Deferred revenue
	RMB	RMB	RMB
Opening Balance as of January 1, 2020	188,099,873	17,134,532	182,819,528
Increase (decrease), net	11,644,256	(6,223,543)	46,882,250

Ending Balance as of December 31, 2020	199,744,129	10,910,989	229,701,778
Decrease, net	(8,355,601)	(3,434,987)	(6,597,447)

Ending Balance as of December 31, 2021	191,388,528	7,476,002	223,104,331

2.17	Cost of revenues
Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees paid to live streamers and talent agencies determined based on a percentage of revenue from sale of virtual items, (ii) content costs, (iii) bandwidth, (iv) salaries and welfare, (v) server costs, depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, and (vi) payment handling costs.

2.18	Research and development expenses
Research and development expenses primarily consist of (i) salaries and benefits expenses incurred for research and development personnel,(ii) rental, general expenses and depreciation expenses associated with the research and development activities and (iii)
share-based
compensation. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2019, 2020 and 2021.

2.19	Sales and marketing expenses
Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel and (iii)
share-based
 compensation. The advertising and market promotion expenses amounted to RMB135,859,453, RMB219,369,426 and RMB495,504,251 for the years ended December 31, 2019, 2020 and 2021, respectively.

2.20	General and administrative expenses
General and administrative expenses consist primarily of (i) consulting fees, and (ii)
share-based
 compensation, salaries and welfare for general and administrative personnel and (iii) allowance for credit loss.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.21	Income taxes
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
The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2019, 2020 and 2021.

2.22	Segment information
The Group uses management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.
The Group’s CODM has been identified as the chief executive officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

2.23	Operating leases as lessee
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
Under the new lease accounting standard, the Group determines if an arrangement is a lease or contains a lease at lease inception. The Group measures
the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which was computed using the Group’s incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Group.
RMB100,318,025 of lease assets and RMB81,851,982
of liabilities were recognized on the balance sheet upon adoption as of January 1. The adoption had no impact on the Group’s opening balance of retained earnings as of January 1, 2020.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.24	Government subsidies
Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other operating income, net in the period the cash is received. Government subsidies recognized for the years ended December 31, 2019, 2020 and 2021 were RMB68,834,899, RMB92,708,856 and RMB71,162,166, respectively.

2.25	Certain risks and concentrations
Foreign currency risk
The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents denominated in RMB that are subject to such government controls amounted to RMB178,802,402, which accounted for 4.0% of total cash and cash equivalents as of December 31, 2021.
Concentration of revenue
No customer individually represents greater than 10% of the total net revenues.
Concentration of sales and marketing expenses
Vendors accounting for 10% or more of sales and marketing expenses is as follows:

	Years ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%
Company A	—	—	26,245,483	5%	142,715,543	15%

2.26	Recently issued accounting pronouncements
Recent accounting pronouncements not yet adopted
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Company does not expect this ASU would have a material impact on the consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

3.	Accounts receivable, net
Accounts receivable, net consisted of the followings:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable, gross	212,317,679	205,234,488
Less: allowance for credit loss	(12,573,550)	(13,845,960)

Accounts receivable, net	199,744,129	191,388,528

The Group recorded a provision for current expected credit loss. The following table sets out movements of the expected credit loss provision for the years ended December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance as of January 1	5,907,369	15,834,902	12,573,550
Addition	13,563,744	3,270,564	2,182,083
Write offs	(3,636,211)	(6,531,916)	(909,673)

Balance as of December 31	15,834,902	12,573,550	13,845,960

The following customers accounted for 10% or more of accounts receivable, net:

	As of December 31,
	2020		2021
	RMB	%	RMB	%	US$	%
Company A	—	—	21,191,007	11%	3,325,331	11%
Company B	43,563,107	22%	20,559,665	11%	3,226,260	11%

Notes to the Consolidated Financial Statements (Continued)

4.	Other current assets
Other current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Value-added tax recoverable	89,697,345	179,370,960
Funds receivable from third party payment service providers (1)	91,623,838	97,558,304
Interest receivable	29,768,158	43,423,502
Content rights	11,710,702	38,557,515
Others	13,904,052	17,456,529

Total	236,704,095	376,366,810

(1)	The Group opened accounts with external online payment service providers to collect funding from users.

5.	Property and equipment, net
Property and equipment, net consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Gross carrying amount
Computer and transmission equipment	96,712,005	100,007,413
Leasehold improvements	24,726,231	24,462,607
Furniture and office equipment	6,370,893	7,272,327
Motor vehicles	410,200	410,200

Total	128,219,329	132,152,547
Less: accumulated depreciation	(90,427,641)	(107,041,834)

Property and equipment, net	37,791,688	25,110,713

Depreciation expense was RMB32,814,894, RMB21,126,504 and RMB18,275,703 for the years ended December 31, 2019, 2020 and 2021, respectively.

6.	Intangible assets, net
Intangible assets, net consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Gross carrying amount
Brand name	38,606,076	37,723,300
Agency contract rights(1)	194,320,755	218,806,605
License for Online Transmission of Audio/Video Programs(2)	7,988,748	7,988,748
Platform	9,462,274	9,245,907
Software	9,359,079	18,684,575
Licensed copyrights of content	24,359,078	55,377,358
Others	5,760,599	5,760,599

Total of gross carrying amount	289,856,609	353,587,092
Less: accumulated amortization
Brand name	(8,525,509)	(12,102,892)
Agency contract rights	(110,970,198)	(159,504,274)
Platform	(4,338,452)	(6,088,430)
Software	(3,335,165)	(5,868,964)
Licensed copyrights of content	(17,741,239)	(4,721,697)
Others	(3,274,165)	(3,760,443)

Total of accumulated amortization	(148,184,728)	(192,046,700)

Intangible assets, net	141,671,881	161,540,392

Notes to the Consolidated Financial Statements (Continued)

6.	Intangible assets, net (Continued)

(1)
The agency contract rights, which represent upfront payments of cooperation cost to top streamers, acquired during the years ended December 31, 2020 and 2021 are
RMB28,301,887 and RMB24,485,849, respectively, with weighted average amortization period of 2 years and 2.1 years.

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

Amortization expenses were RMB57,306,920, RMB89,790,156 and RMB70,456,937 for the years ended December 31, 2019, 2020 and 2021 respectively. The Group expects to record amortization expenses in the future 5 years as below:

Future amortization expenses
RMB
2022	67,954,112
2023	56,259,589
2024	12,973,156
2025	4,793,787
2026 and thereafter	4,570,857
The weighted average amortization periods of intangible assets as of December 31, 2020 and 2021 are as below:

As of December 31,
	2020	2021
Brand name	10 years	10 years
Agency contract rights	3.5 years	3.3 years
Platform	5 years	5 years
Software	3.2 years	3.6 years
Others	2.2 years	3.2 years

7.	Investments
Equity method investments:

	As of December 31,
	2020	2021
	RMB	RMB
Wuhan Shayu Network Technology Co., Ltd. (“Shayu”) (1)	184,555,328	168,416,427
Others	27,911,733	18,283,241

	212,467,061	186,699,668

Notes to the Consolidated Financial Statements (Continued)

7.	Investments (Continued)
Equity method investments: (Continued)

(1)
In 2016, the Group invested RMB10 million for 8.5% equity interest in Shayu, a live streaming platform in the PRC, and accounted for this investment as an equity security without a readily determinable fair value. In May 2020, the Group completed the following transactions with respect to its investment in Shayu:

•
The Group acquired 19.125% equity interest in Shayu from Mr. Chen Shaojie, the Group’s CEO and shareholder for a cash consideration of RMB24,850,000. The purchase price paid by the Group was below fair value of the acquired equity interest, which is determined to be RMB43,617,750 by the Group with the assistance of an independent appraiser. The excess amount of RMB18,767,750 between the fair value of the equity interest acquired in Shayu over the consideration paid is accounted as contribution from shareholder in the consolidated statement of changes in shareholders’ equity.

•
The Company injected cash of RMB80,000,000 and its holding of 100% equity interest in Chengdu Shuangsi Culture Broadcasting Co., Ltd (“Shuangsi”) with a fair value determined to be RMB54,391,900 into Shayu, in exchange for 8.309% of newly issued equity interest in Shayu.

Upon the completion of these transactions, the Group aggregately owned 35.084% equity interest of Shayu and accounts for its investment in Shayu under the equity method.
Equity securities without readily determinable fair values:

	As of December 31,
	2020	2021
	RMB	RMB
Content producers	196,465,009	246,170,165
Technology and software companies	49,102,000	48,554,967
Others	42,624,500	10,000,000

	288,191,509	304,725,132

Equity securities without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321, on January 1, 2019. For the
years ended 2019, 2020 and 2021, RMB nil, RMB28,088,491 and RMB33,653,746 impairment were recorded and an upward adjustments of RMB1,796,000, RMB8,571,429 and RMB nil as result of observable price change for the identical or similar investment of the same investees was recognized in other expenses, net.

8.	Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consist
of the
following:

	As of December 31,
	2020	2021
	RMB	RMB

Accrued payroll and welfare	176,217,767	198,311,616
Accrued marketing cost	132,487,573	149,202,671
Accrued settlement relating to class action lawsuits	—	38,254,200
Other tax payable	18,974,895	25,482,315
Deposits	19,994,929	22,924,693
Others	36,365,656	24,152,497
Total	384,040,820	458,327,992

Notes to the Consolidated Financial Statements (Continued)

9.	Cost of revenues
Cost of revenues consist of the following:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue sharing fees and content costs	5,176,508,004	7,129,094,348	7,153,155,717
Bandwidth costs	617,801,344	661,129,019	665,274,852
Others	292,763,988	251,305,218	256,989,955

Total	6,087,073,336	8,041,528,585	8,075,420,524

10.	Income taxes
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
China
The Company’s subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) Law. The subsidiaries and the VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented. Wuhan Douyu obtained High and New Technology Enterprise (“HNTE”) status from 2016 to 2018. It enjoyed a favorable statutory tax rate of 15% from 2017 to 2018 and it did not renew the status since 2019. In 2019, Wuhan Douyu,
Douyu
Yule and Wuhan Ouyue obtained “Software Enterprise Certificate”, which enable they to enjoy a tax holiday of a two-year
exemption commencing from first profitable calendar year and a 50% reduction in uniform tax rate for the following three calendar years. As of December 31, 2021,
Douyu
Yule is profitable after offsetting its accumulated loss and starts to enjoy the tax benefit of software enterprise, while Wuhan Douyu, and Wuhan Ouyue are still in accumulative loss status and have not enjoyed the tax benefit yet. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2018 to 2021, enterprises engaged in research and development activities are entitled to claim 175% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”).
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

Notes to the Consolidated Financial Statements (Continued)

10.	Income taxes (Continued)
China (Continued)
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
Income (loss) before income taxes consist of:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC	143,570,454	710,575,006	(15,493,030)
Foreign	(106,980,746)	(307,145,767)	(589,628,029)

Total	36,589,708	403,429,239	(605,121,059)

The Group did not incur any current or deferred component of income tax expenses for the years ended December 31, 2019, 2020 and 2021. The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax
income is as follows:

	Years ended December 31,
	2019	2020	2021
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	157.72%	26.87%	(4.00%)
Super deduction on research and development expenses	(145.44)%	(8.37)%	3.96%
Effect of expired tax loss	—	—	(0.40%)
Effect of change in income tax rate	(555.07)%	—	—
Effect of tax holiday	—	(36.13%)	47.40%
Effect of tax rate in different tax jurisdiction	4.82%	14.16%	(6.07%)
Change in valuation allowance	512.97%	(21.53)%	(65.89%)

Total	0.00%	0.00%	0.00%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
The aggregate dollar effect	—	145,777,478	286,804,076
Per share effect—basic and diluted	—	4.56	8.81
Deferred tax assets are as follows:

	Years ended December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Tax loss carried forward	581,481,841	1,003,286,365
Deductible temporary differences	62,849,372	37,326,947
Tax basis difference upon the restructuring in 2016	55,895,669	44,899,742
Allowance for credit loss	6,251,724	6,711,512

Total deferred tax assets	706,478,606	1,092,224,566
Less: valuation allowance	(706,478,606)	(1,092,224,566)

Net deferred tax assets	—	—

Notes to the Consolidated Financial Statements (Continued)

10.	Income taxes (Continued)
Deferred tax assets are as follows: (Continued)
The movement of deferred tax valuation allowance is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	606,708,962	795,745,498	706,478,606
Increase	408,704,189	72,777,388	433,166,584
Decrease	(219,667,653)	(162,044,280)	(47,420,624)

Balance at end of the year	795,745,498	706,478,606	1,092,224,566

The Group operates through its subsidiaries, the VIEs and the VIEs’ subsidiaries. According to the Article 18 of PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years. As of December 31, 2019, 2020 and 2021, the Group had tax operating loss carry forwards of
RMB2,493,643,064,
RMB2,414,846,539 and RMB3,740,244,579

respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income and will expire during the period from 2020 to 2024, 2021 to 2025 and 2022 to 2026, respectively.
The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2020 and 2021, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.
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
Upon the incorporation of the Company on January 5, 2018, the Original Shareholders of the Group subscribed to 8,188,790 ordinary shares of the Company at par value of US$0.0001. In May 2018, the Company converted 2,944,395 ordinary shares held by the Original Shareholder to 2,944,395 shares of Angel Preferred Shares with no change to the rights and obligations associated with these shares. As the terms of the Angel Preferred Shares are identical to those for the Ordinary Shares, the Company believe it is appropriate to continue to treat the Angel Preferred Shares as ordinary shares issued and outstanding in the consolidated financial statements as well as for the purpose of EPS calculations.

Notes to the Consolidated Financial Statements (Continued)

11.	Ordinary shares (Continued)
In May 2018, the Company repurchased 125,000 shares of ordinary shares from one investor and issued 125,000 Series
B-4
Preferred Share to the same shareholder for zero consideration.
As disclosed in Note 14, 2,106,321 ordinary shares of the Company were issued to Douyu Employee Benefit Trust (the “Trust”) to establish a reserve pool for future issuances of equity share incentive to the Group’s employees. All shareholder rights of these 2,106,321 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding restrict share units are vested. While the ordinary shares were legally issued to the Trust, the Trust does not have any of the rights associated with the ordinary shares, as such the Company accounted for these shares as issued but no outstanding until the waiver is released by the Company, which occur when the restricted share units vest and ordinary shares are awarded to the employees.
Upon the IPO in July 2019, the Company issued 4,492,473 ordinary shares.
On December 20, 2019, the Company announced the repurchase program whereby the Company may repurchase up to US$100 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on December 20, 2019. As of December 31, 2020, the Company has repurchased an aggregate of 1,177,499 ordinary shares for total cash consideration of US$99,999,998 (equivalent of RMB695,097,853) including repurchase commissions, among which 291,207 ordinary shares for total cash consideration of US$16,471,881 (equivalent of RMB115,273,325).
On August 30, 2021, the Company announced the repurchase program whereby the Company may repurchase up to US$100 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on September 30, 2021. As of December 31, 2021, the Company has repurchased an aggregate of 578,304 ordinary shares for total cash consideration of US$16,737,290 (equivalent of RMB107,151,908) including repurchase commissions, among which 578,304 ordinary shares for total cash consideration of US$16,737,290 (equivalent of RMB107,151,908)

(the “2021 Share Repurchase Program”).

Notes to the Consolidated Financial Statements (Continued)

12.	Noncontrolling Interest
As of December 31, 2021, the Group’s noncontrolling interest mainly included equity interest in DouYu Japan. The following schedule shows the effects of changes in the ownership interest of the Company in its subsidiaries on equity attributed to DouYu for the years ended December 31, 2019, 2020 and 2021.
Below are the changes in the Group’s ownership in its subsidiaries on the Group’s equity.

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Net income (loss) attributable to DouYu’s ordinary shareholders	39,753,232	485,498,597	(581,883,146)
Transfers to noncontrolling interest
Decrease in DouYu’s additional paid-in capital for acquisition of noncontrolling interest in Shuangsi (1)	—	(2,271,492)	—
Decrease in DouYu’s additional paid-in capital due to capital contribution from noncontrolling interest shareholder in DouYu Japan (2)	—	(7,700,837)	—
Increase in DouYu’s additional paid-in capital due to repurchase of noncontrolling interest in Gogo Glocal (Note 14)	—	11,171,730	—
Decrease in DouYu’s additional paid-in capital due to vest of Gogo Glocal’s noncontrolling interest restricted shares (Note 14)	(22,209,344)	—	—
Decrease in DouYu’s additional paid-in capital for acquisition of shares of Gogo Glocal’s noncontrolling interest	(11,107,350)	—	—

Net transfers to noncontrolling interest	(33,316,694)	1,199,401	—

Change from net income attribute to DouYu and transfers to noncontrolling interest	6,436,538	486,697,998	(581,883,146)

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
paid-in
capital.

F-2
9

Notes to the Consolidated Financial Statements (Continued)

13.	Convertible redeemable preferred shares
Series A Preferred Equity
In January 2015, Beijing Sequoia acquired 20.49% of Guangzhou Douyu’s equity interest with preference rights for a total consideration of RMB106,999,090 (Series A Preferred Equity).
Series B Preferred Equity
In April 2015, Guangzhou Douyu entered into an agreement with Beijing Sequoia for a convertible loan and a detachable warrant for a total proceed of RMB50 million. In April 2016, Beijing Sequoia converted the outstanding loan principal and unpaid interest expense amounted RM
B56,187,500 into 2.71% of the equity interest of Wuhan Douyou with preference rights (Series
B-1
Preferred Equity).
In April 2016, Wuhan Douyu issued 18.80% and 1.96% equity interest with preference rights (Series
B-2
and
B-3
Preferred Equity) for a cash consideration of RMB381,504,000 and RMB50,000,000, respectively, to a group of third party investors. The subscription prices of two of these investors were below fair value of Series
B-2
and Series
B-3
Preferred Equity. The difference between the fair value of these preferred equity and the subscription consideration paid by these Series
B-2
and Series
B-3
investors amounted to RMB72,736,597 was recognized as deemed dividend in the consolidated statements of changes in shareholders’ equity (deficit).
In April 2016, concurrent with the issuance of Series
B-2
and
B-3
Preferred Equity, Wuhan Douyu repurchased 5.95% of its equity interest from the Original Shareholders at a consideration of RMB162,775,040. The fair value of equity interest repurchased was RMB77,396,500 as determined by the Group with the assistance of independent valuation firm was below the consideration paid by Wuhan Douyu. As such, the amount of RMB85,378,540 paid by Wuhan Douyu that was in excess of the fair value of the equity interest at the time of the repurchase was recognized as deemed dividend in the consolidated statements of changes in shareholders’ equity (deficit).
Series C Preferred Equity
In August 2016, Wuhan Douyu issued 15.80% of the equity interest with preference rights to a group of investors with a total consideration of RMB1,067,000,000 (Series
C-1
Preferred Equity). Concurrent with the issuance of Series
C-1
Preferred Equity, Wuhan Douyu
repurchased
and cancelled 2.94% of its equity interest from the Original Shareholders with a consideration of RMB198,848,000. The fair value of the equity interest repurchased was RMB72,020,079 as determined by the Group with the assistance of independent valuation firm was below the repurchase consideration paid by Wuhan Douyu. As such, the amount of RMB126,827,921 paid by Wuhan Douyu in excess of the fair value of the equity interest at the time of the repurchase was recognized as deemed dividend in the consolidated statements of changes in shareholders’ equity (deficit).
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
paid-in
capital.

F-
30

Notes to the Consolidated Financial Statements (Continued)

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
Redemption Price.

F-
31

Notes to the Consolidated Financial Statements (Continued)

13. Convertible redeemable preferred shares (Continued)

Series D Preferred Equity
(Continued)
The key terms of the Preferred Shares are summarized as follows: (Continued)
Redemption
(Continued)
The redemption right should b
e
 settled in the sequence of (i) Series E Convertible Redeemable Preferred Shares
 (“Series E Preferred Shares”),
(ii) Series D Convertible Redeemable Preferred Shares, (iii) Series
C-1
Convertible Redeemable Preferred Shares, (iv) Series
B-1,
Series
B-2
and Series
B-3
Convertible Redeemable Preferred Shares, and (v) Series A Convertible Redeemable Preferred Shares.
Management of the Group evaluated that redemption was not probable and therefore did not accrete the Preferred Shares to the redemption value. The redemption value as of December 31, 2020 and 2021 would be.
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
paid-in
capital.

(3)	On May 29, 2018, the Company issued 7,828,728 shares of Series E Preferred Shares at a per-share purchase price of US$80.57 for cash consideration of RMB4,026,518,012.

14.	Share-based compensation
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

F-3
2

Notes to the Consolidated Financial Statements (Continued)

14.	Share-based compensation (Continued)

Non-vested
Gogo Glocal restricted shares
(Continued)
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

(2)
In February 2020, the Group canceled 557,455 unvested restricted shares granted. The corresponding unrecognized share-based compensation expense of RMB7,451,210 was immediately recognized in the consolidated statement of comprehensive income for the year ended December 31, 2020.

As of December 31, 2021, the total unrecognized share-based compensation expense was nil.
For the years ended December 31, 2019, 2020 and 2021, the Group recorded compensation expenses of RMB55,275,106, RMB8,029,561 and RMB nil, respectively.
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
A summary of restricted share units activity during the years ended December 31, 2021 is presented below:

	Number of restricted shares	Weighted average grant-date fair value	Weighted average remaining contractual life
		RMB	Years
Outstanding as of December 31, 2020	1,096,667	274.55	1.58
Vested	(691,281)	274.55
Forfeited	(3,037)	274.55

Outstanding as of December 31, 2021	402,349	274.55	0.58

The Group has recorded compensation expenses of RMB235,506,658, RMB134,124,800 and RMB132,139,458 for the years ended December 31, 2019, 2020 and 2021 relating to these restricted share units. As of December 31,
2020 and
2021, there were RMB207,249,251and RMB72,612,268, respectively, unrecognized share-based
 compensation expenses related to the restricted share.

F-3
3

Notes to the Consolidated Financial Statements (Continued)

15.	Net income (loss) per share and net income (loss) attributable to ordinary shareholders
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
Basic and diluted net income (loss) per share for each of the years presented were calculated as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Basic net income (loss) per share calculation Numerator:
Net income (loss) attributable to DouYu Holdings Limited shareholders	39,753,232	485,498,597	(581,883,146)
Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	(14,283,763)	—	—

Net income (loss) attributable to ordinary shareholders for computing basic net income (loss) per share	25,469,469	485,498,597	(581,883,146)

Denominator:
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	19,254,661	31,963,526	32,544,878

Basic net income (loss) per ordinary share	1.32	15.19	(17.88)

Diluted net income (loss) per share calculation Numerator:
Net income (loss) attributable to ordinary shareholders of DouYu Holdings Limited	25,469,469	485,498,597	(581,883,146)
Add: undistributed earnings allocated to participating securities	14,283,763	—	—

Net income (loss) attributable to ordinary shareholders for computing diluted net income (loss) per ordinary share	39,753,232	485,498,597	(581,883,146)

Denominator:
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	19,254,661	31,963,526	32,544,878
Add: conversion of convertible redeemable preferred shares into ordinary shares	10,798,380	—	—
Restricted Share Units	1,389,890	1,049,156	—

Weighted average ordinary shares used in computing diluted income (loss) per ordinary share	31,442,931	33,012,682	32,544,878

Diluted net income (loss) per ordinary share	1.26	14.71	(17.88)

F-3
4

Notes to the Consolidated Financial Statements (Continued)

15.	Net income (loss) per share and net income(loss) attributable to ordinary shareholders (Continued)

As of December 31, 2019, 2020 and 2021, diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Restricted share units	—	—	321,378

16.	Statutory reserves and restricted net assets
As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in
capital, additional
paid-in
capital, and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2021, total restricted net assets wer
e RMB3,486,367,108.

17.	Segment Information
The Group uses the management approach to determine operation segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance.
The Group’s CODM has been identified as the chief executive officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.
The following table summarizes the revenue by type of service provided by the Group:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Live streaming	6,617,291,032	8,852,225,839	8,596,599,175
Advertisement	513,265,806	645,227,128	464,866,153
Other	152,673,415	104,420,970	103,865,432

Total	7,283,230,253	9,601,873,937	9,165,330,760

99.5%, 98.8% and 97.9% of the Group’s revenue for the years ended December 31, 2019, 2020 and 2021, respectively, were generated from the PRC. As of December 31, 2020 and 2021, 100% and 100% of long-lived assets of the Group were located in the PRC.
There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2019, 2020 and 2021, respectively.

F-3
5

Notes to the Consolidated Financial Statements (Continued)

18.	Related party transactions
The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Tencent Holdings Limited (“Tencent Group”)	Parent company of one of our ordinary shareholders
For the years ended December 31, 2019, 2020 and 2021, significant related party transactions were as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Live streaming revenue derived from
Equity method investees- talent agencies	78,933,963	23,679,248	—

Advertisement revenue derived from
Tencent Group	2,699,737	743,697	17,190,776

Other revenue derived from
Tencent Group	26,581,068	8,282,751	12,709,293
Equity method investees- talent agencies	—	204,533	—

Total	26,581,068	8,487,284	12,709,293

Bandwidth fees paid to
Tencent Group	230,752,735	212,785,773	240,737,980

Revenue sharing fees and content cost paid to
Tencent Group	4,986,374	6,202,423	510,285
Equity method investees- talent agencies	715,473,955	435,496,349	361,296,329

Total	720,460,329	441,698,772	361,806,614

Payment handling fees paid to
Tencent Group	29,546,113	36,033,966	33,693,357

Content rights purchased from
Tencent Group	112,354,423	75,528,302	304,500,878

F-3
6

Notes to the Consolidated Financial Statements (Continued)

18.	Related party transactions (Continued)

As of December 31, 2019, 2020 and 2021, the amounts due from/to related parties are as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Amounts due from related parties
Tencent Group	23,935,019	9,045,078	37,158,946
Equity method investees- talent agencies	108,831	—	—

Total	24,043,850	9,045,078	37,158,946

Amounts due to related parties
Tencent Group	251,069,127	201,579,602	255,438,628
Equity method investees- talent agencies	47,663,895	21,945,327	38,069,178

Total	298,733,022	223,524,929	293,507,806

19.	Leases
The Group’s leases consist of operating leases for administrative office spaces in different cities of Asia. As of December 31, 2021 the Group had no long-term leases that were classified as a financing lease.
For the years ended December 31, 2020 and 2021, the lease expense is as:

	Year ended December 31, 2020	Year ended December 31, 2021
	RMB	RMB
Operating lease expense	44,300,218	46,120,215
Short-term lease expense	7,781,246	2,256,674

Total lease expense	52,081,464	48,376,889

F-3
7

Notes to the Consolidated Financial Statements (Continued)

19.	Leases (Continued)

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31, 2020	As of December 31, 2021
Operating lease:	RMB	RMB
Operating leases right-of-use assets	62,141,054	72,309,492
Current portion of lease liabilities	36,280,773	30,417,376
Non-current portion of lease liabilities	16,951,948	31,278,210
Total operating lease liabilities	53,232,721	61,695,586
Weighted-average remaining lease term (in years) – operating leases	1.75	2.08
Weighted-average discount rate – operating leases	4.25%	4.65%
Supplemental cash flow information related to leases are as follows:

	For the year ended December 31,2020	For the year ended December 31,2021
	RMB	RMB
Cash paid for operating leases	54,493,222	47,825,788
Lease liabilities arising from obtaining right-of-use assets	25,873,961	56,288,653
As of December 31, 2021, future minimum lease payments under non-cancellable
operating lease agreements for which the Group has recognized operating lease right-of-use
assets and liabilities are as follows:

Years ending	RMB
2022	31,896,262
2023	20,657,789
2024	12,039,468
2025 and thereafter	41,850

Total undiscounted cash flows	64,635,369
Less: imputed interest	2,939,783

Total	61,695,586

Lease liabilities due within one year	30,417,376
Lease liabilities due after one year	31,278,210

F-3
8

Notes to the Consolidated Financial Statements (Continued)

20.	Commitments and contingencies
Litigations
In March and April 2020, the Company and certain of the Company’s current and former officers and directors were named as defendants in several putative securities class actions filed with the state and federal courts in the United States, alleging that the Company made material misstatements and omissions in its initial public offering registration statement. The cases allege claims under the United Sates Securities Act of 1933. The actions have been transferred and consolidated into the two pending actions: In re Douyu Int’l Holdings Ltd. Secs. Litig., Index No. 651703/2020 (Sup. Ct. N.Y. Cty.) (the “Consolidated State Court Action”), and In re Douyu Int’l Holdings Ltd. Secs. Litig., 20-cv-7234 (S.D.N.Y.) (the “Consolidated Federal Court Action”).
The Company is in the process to settle both the Consolidated State Court Action and the Consolidated Federal Court Action and has reached an agreement in principle with the plaintiffs. The settlement in principle is contingent on the negotiation and execution of a stipulation of settlement and subject to approval from the state court.

21.	Subsequent events
As of March 31, 2022, the Company repurchased 804,759 of ordinary shares under the 2021 Share Repurchase Program for cash consideration of US$17,158,573 (equivalent of RMB108,966,882).

F-3
9

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY
DOUYU INTERNATIONAL HOLDINGS LIMITED
CONDENSED BALANCE SHEETS

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,449,399,546	4,206,259,255	660,053,863
Short-term deposits	1,370,229,000	956,355,000	150,072,969
Prepayments	889,759	11,476,260	1,800,876
Other current assets	24,267,221	14,643,964	2,297,958
Amount s due from subsidiaries and VIEs	38,099,544	—	—

Total current assets	5,882,885,070	5,188,734,479	814,225,666
Other non-current assets	—	—	—
Investments in subsidiaries and VIEs	1,118,657,273	1,158,038,640	181,721,531

Total assets	7,001,542,343	6,346,773,119	995,947,197

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	19,118,882	57,801,248	9,070,277
Amount s due to subsidiaries and VIEs	317,218	309,967	48,641
Deferred revenue	12,311,427	12,029,913	1,887,756

Total current liabilities	31,747,527	70,141,128	11,006,674
Non-current liabilities	30,778,568	18,044,867	2,831,633

Total liabilities	62,526,095	88,185,995	13,838,307

Shareholders’ equity (deficit)
Ordinary shares	22,630	23,043	3,616
Treasury share	(695,097,853)	(802,249,761)	(125,890,494)
Additional paid-in capital	10,486,398,881	10,618,537,927	1,666,280,314
Accumulated deficit	(2,863,219,263)	(3,445,102,409)	(540,611,745)
Accumulated other comprehensive income	10,911,853	(112,621,676)	(17,672,801)

Total shareholders’ equity	6,939,016,248	6,258,587,124	982,108,890

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,001,542,343	6,346,773,119	995,947,197

F-
40

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY
DOUYU INTERNATIONAL HOLDINGS LIMITED
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
General and administrative expenses	(41,464,310)	(63,824,140)	(83,456,188)	(13,096,097)
Research and development expenses	—	(3,787,468)	(2,454,862)	(385,221)
Other operating income (expense), net	6,508,518	13,014,651	(24,367,660)	(3,823,818)
Interest income	148,245,151	116,756,835	33,567,582	5,267,486
Equity (deficit) in equity of subsidiaries and VIE	(73,536,127)	423,338,719	(505,172,018)	(79,272,512)

Net income (loss)	39,753,232	485,498,597	(581,883,146)	(91,310,162)

Other comprehensive income (loss):

Foreign currency translation adjustment	109,300,777	(423,982,137)	(123,533,529)	(19,385,105)

Comprehensive income (loss)	149,054,009	61,516,460	(705,416,675)	(110,695,267)

F-4
1

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY
DOUYU INTERNATIONAL HOLDINGS LIMITED
CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	39,753,232	485,498,597	(581,883,146)	(91,310,162)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss from equity in earnings of subsidiaries and VIEs	73,536,127	(423,338,719)	505,172,018	79,272,512
Share-based compensation	23,241,480	16,059,123	12,144,578	1,905,749
Changes in operating assets and liabilities:
Prepayments	(789,065)	(51,361)	(10,586,501)	(1,661,254)
Other current assets	3,661,959	32,573,755	9,623,257	1,510,099
Amount s due from subsidiaries and VIEs	(39,995,000)	1,895,888	38,099,544	5,978,650
Accrued expenses and other current liabilities	(4,197,822)	11,474,356	38,682,365	6,070,107
Other liabilities	59,233,306	(16,143,311)	(13,015,215)	(2,042,371)

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	154,444,217	107,968,328	(1,763,100)	(276,670)
Proceeds from disposal of short-term investments	—	—	1,370,229,000	215,018,831
Purchases of short-term investments	—	(1,370,229,000)	(956,355,000)	(150,072,969)
Investment in subsidiaries	(151,881,863)	(425,088,709)	(424,558,504)	(66,622,494)

CASH USED IN INVESTING ACTIVITIES	(151,881,863)	(1,795,317,709)	(10,684,504)	(1,676,632)
Proceeds on issuance of ordinary shares through IPO	3,422,497,233	—	—	—
Payment of deferred offering costs	(36,249,484)	—	—	—
Repurchase of ordinary shares	(115,273,325)	(579,824,528)	(107,151,908)	(16,814,473)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,270,974,424	(579,824,528)	(107,151,908)	(16,814,473)

Effect of foreign exchange rate changes	109,306,264	(424,004,077)	(123,540,779)	(19,386,244)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,382,843,042	(2,691,177,986)	(243,140,291)	(38,154,019)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,757,734,490	7,140,577,532	4,449,399,546	698,207,882

CASH AND CASH EQUIVALENTS AT YEAR END	7,140,577,532	4,449,399,546	4,206,259,255	660,053,863

Supplemental disclosure on non-cash investing and financing activities:
Payable for repurchase of ordinary shares not yet paid	53,293,800	—	—	—

F-4
2

SCHEDULE I—NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
1. Schedule I has been provided pursuant to the requirements of Rule
12-04(a)
and
5-04(c)
of Regulation
S-X,
which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments— Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in subsidiaries and VIEs” and the subsidiaries and VIEs’ profit or loss as “Loss from equity in earnings of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
3. For the years ended December 31, 2019, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.
4. Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of
US$1.00= RMB6.3726, as set forth in H.10 statistical release of the Federal Reserve Board on December 3
0
, 2021 The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2021, or at any other rate.

F-4
3