Form 20-F
period 2022-12-31
DouYu International Holdings Ltd
filed 2023-04-25
CIK 1762417

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

Tel: +86 27 8787 8301

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

31,977,665 ordinary shares issued and outstanding, par value $0.0001 per share as of December 31, 2022.

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eff ectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“active users” refers to users who visited our platform through a PC or mobile app including its associated mini programs at least once in a given period. The number of active PC users is measured as the number of independent cookies generated by our website when users visited our platform through a PC in a given period. The number of active mobile users is measured by the number of users who access our platform through mobile apps in a given period. The number of active mobile users may not entirely represent the actual number of individual users who access our platform through our mobile apps as some users may access our platform using more than one mobile devices, multiple users may access our services using the same mobile device and some users may access our platform through multiple channels;
●	“ADSs” refers to the American Depositary Shares, every 10 ADSs represent one ordinary share, par value US$0.0001 per share;
●	“annual paying users” refer to the total paying users for a given year after removing double-counting because of multiple payments;
●	“ARPPU” refers to average livestreaming revenue per paying user in a given period;
●	“average mobile MAUs” for a given period of time is calculated by dividing (i) the sum of active mobile users for each month of such period by (ii) the number of months in such period;
●	“average next-month active mobile user retention rate” for any period is calculated by dividing (i) the sum of next-month mobile active user retention rate for each month of such period by (ii) the total number of months in such period;
●	“average total mobile eSports MAU” refers to the average total eSports MAUs during a given period of time calculated by dividing (i) the sum of active mobile users who accessed game-themed channels on our platform in each month of such period by (ii) the number of months in such period;
●	“Beijing Fengye” refers to Beijing Fengye Equity Investment Center (Limited Partnership);
●	“Beijing Phoenix” refers to Beijing Phoenix Rich Investment Management Center (Limited Partnership);
●	“CDN” refers to content delivery network;
●	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, Hong Kong and Macau;
●	“Douyu Yule” refers to Wuhan Douyu Culture Network Technology Co., Ltd.;
●	“Gogo Glocal” refers to Gogo Glocal Holding Limited, an exempted company incorporated under the laws of the Cayman Islands;
●	“Guangzhou Douyu” refers to Guangzhou Douyu Internet Technology Co., Ltd.;
●	“Linzhi Lichuang” refers to Linzhi Lichuang Information Technology Co., Ltd., an entity controlled by Tencent Holdings Limited;
●	“MAUs” refers to the number of active mobile users in a given month;
●	“Nectarine” refers to Nectarine Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited;
●	“next-month active mobile user retention rate” is calculated by dividing (i) the sum of active users who visited our platform through a mobile app at least once in the next month after a given month by (ii) the sum of all mobile active users in that given month;
●	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;
●	“P2P” refers to peer-to-peer;

●	“paying user” for any period in the context of our operating data refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform, and consequently, the number of paying users we present in this annual report may not equal to the number of unique individuals who made purchases on our platform for any given period of time;
●	“quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period by (ii) the number of quarters in such period;
●	“registered streamer” refers to a user that has been registered on our platform as a streamer;
●	“registered user” refers to a user that has registered and logged onto our platform at least once since registration. We calculate registered users as the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered users we present in this annual report may not equal to the number of unique individuals who are our registered users;
●	“retention rate” refers to the percentage of users who make at least one repeat use after a certain duration;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“RSU” refers to restricted share unit;
●	“Tencent” refers to Tencent Holdings Limited;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“We,” “Us,” “Our company,” “the Group,” “Our,” or “Douyu” refers to DouYu International Holdings Limited, a Cayman Islands exempted company and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, the variable interest entities (“VIEs”) and their subsidiaries. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts;
●	“Wuhan Douyu” refers to Wuhan Douyu Internet Technology Co., Ltd.;
●	“Wuhan Ouyue” refers to Wuhan Ouyue Online TV Co., Ltd.;
●	“Yuxing Tianxia” refers to Wuhan Yuxing Tianxia Culture Media Co., Ltd.;
●	“Yuyin Raoliang” refers to Wuhan Yuyin Raoliang Culture Media Co., Ltd.; and
●	“Zhejiang Ouyue” refers to Zhejiang Ouyue Online TV Co., Ltd., which was subsequently renamed Wuhan Ouyue.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	evolution and competition of our industry;
●	our goals and growth strategies;
●	our future business development, results of operations and financial condition;
●	relevant government policies and regulations relating to our business and industry;
●	general economic and business condition in China;
●	assumptions underlying or related to any of the foregoing;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Contractual Arrangements and Corporate Structure

We are a Cayman Islands holding company instead of an operating company in China. We conduct our operations in China through our PRC subsidiaries and consolidated variable interest entities (the “VIEs”). Currently we conduct substantially all of our business operations in the PRC through Douyu Yule, our subsidiary incorporated in the PRC, and the VIEs. Douyu Yule controls Wuhan Ouyue and Wuhan Douyu, and other subsidiaries in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Wuhan Ouyue and Wuhan Douyu. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. In 2020, 2021 and 2022, the amount of revenues generated by the VIEs accounted for 91%, 98% and 99%, respectively, of our total net revenues. As of December 31, 2021 and 2022, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled 27% and 24% of our consolidated total assets as of the same dates, respectively. As used in this annual report, “we,” “us,” “our company,” “the Group,” “our,” or “Douyu” refers to DouYu International Holdings Limited and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, the consolidated VIEs. “Douyu Yule” refers to Wuhan Douyu Culture Network Technology Co., Ltd., “Wuhan Ouyue” refers to Wuhan Ouyue Online TV Co., Ltd., and “Wuhan Douyu” refers to Wuhan Douyu Internet Technology Co., Ltd. We refer to Wuhan Yuxing Tianxia Culture Media Co., Ltd., Wuhan Yuyin Raoliang Culture Media Co., Ltd., and Wuhan Yule as the PRC subsidiaries in the context of describing of their activities. We refer to Wuhan Ouyue and Wuhan Douyu as the VIEs in the context of describing their activities and contractual arrangements with us. The VIEs primarily conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which we own equity, and our Company does not conduct operations by itself. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations.

We and our direct and indirect subsidiaries do not, and it is virtually impossible us to, have any equity interests in the VIEs in practice because current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of our business. These contractual arrangements entered into with the VIEs allow us to (i) be considered as the primary beneficiary of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement and cooperation agreement, as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of the VIE under U.S. GAAP are satisfied. Nonetheless, the VIEs are owned by certain nominee shareholders, and not by us. All of these nominee shareholders are also beneficial owners of the Company. For more details of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. If the VIEs or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements in the PRC. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to continue to consolidate the financial results of these entities in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”

Our corporate structure involves unique risks to investors in the ADSs. Our contractual arrangements with the VIEs have not been tested in PRC court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. The PRC regulatory authorities could further disallow the VIE structure, which would likely result in a material change in our operations and the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed discussion of the risk and uncertainties associated with the VIE structure, see “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Douyu. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” and other risk factors discussed under “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure”.

We face significant regulatory, liquidity and enforcement risks and uncertainties as a company based in and primarily operating in China. including risks and uncertainties regarding that the rules and regulations in China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could result in a material change in our operations and value of our ADSs. The PRC government may also influence our operations by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and the value of our ADSs. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to the use of variable interest entities, anti-monopoly regulatory actions, as well as cybersecurity and data privacy.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Currently, our business in China are operated primarily through Wuhan Douyu and Wuhan Ouyue, the VIEs, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other Internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than certain exceptions. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Telecommunications Services,” “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Transmission of Audio-Visual Programs,” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Game Operation.” We are a company incorporated in the Cayman Islands. Douyu Yule, our PRC subsidiary, is considered as a foreign-invested enterprise. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through the VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we consolidate the operating results of the VIEs in our consolidated financial statements under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements entered into with the VIEs in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

In the opinion of Han Kun Law Offices, our PRC counsel:

●	the ownership structures of the VIEs and Douyu Yule as of the date of this annual report do not and will not contravene any PRC laws or regulations currently in effect; and
●	each of the agreements under the contractual arrangements among Douyu Yule, the VIEs and their respective shareholders governed by PRC laws is valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

However, our PRC counsel advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines “foreign investment” as investment activity in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our livestreaming business and other Internet related business do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” The following is a summary of the contractual arrangements by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, and Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue.

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

Recent Regulatory Development

Cybersecurity

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

On December 28, 2021, the Cyberspace Administration of China, or the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities are subject to cybersecurity review under the Cybersecurity Review Measures if their activities affect or may affect national security. The relevant competent governmental authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed on a foreign stock exchange, must be subject to the cybersecurity review.

On November 14, 2021, the CAC published the Draft Measures for Internet Data Security, which provide that data processors conducting certain activities must apply for cybersecurity review, including, among others, merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests that affects or may affect national security and the listing abroad of data processors processing over one million users’ personal information. The Draft Measures for Internet Data Security also require data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within 15 working days after identifying its important data, formulating data security training plans, and organizing data security education and training for all staff every year, and that the education and training time of data-security-related technical and management personnel shall not be less than 20 hours per year. The Draft Measures for Internet Data Security also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. As advised by our PRC counsel, the Draft Measures for Internet Data Security have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of the Draft Measures for Internet Data Security mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies, such as us, that have been listed on overseas stock exchange, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively since January 1 of the preceding year, intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required by the CAC. In addition, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment. The data processors that in violation of such measures are required to rectify such non-compliance incidents within six months of the effectiveness date thereof. Given that the above measures came into effect recently, their interpretation, application and enforcement and how they will affect our business operation are subject to substantial uncertainties.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning or sanctions in such respect or any regulatory objections to our listing status from the CAC.

CSRC Filings Required for Securities Offerings

In recent years, the PRC government has indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. If a company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Trial Measures also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Trial Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Trial Measures. Based on the foregoing, as an issuer that has been listed overseas before the effective date of the Overseas Listing Trial Measures, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Trial Measures.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in connection with requirements of obtaining prior approval for the listing of our ADSs. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain unclear, in particular, for the companies conducting their operations in mainland China through variable interest entities. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with VIEs and applying to file with the CSRC, the CSRC will solicit opinions from relevant PRC regulatory authorities and complete the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such rules to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

There are substantial uncertainties as to how PRC governmental authorities will regulate overseas listings and offerings in general and whether we are required to or are able to complete any filing or obtain any specific regulatory approval from the CSRC, the CAC or any other PRC governmental authorities for our future overseas securities offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, we may be unable to fulfill such requirements in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors— Risks Related to Doing Business in China—The PRC government may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs. In particular, the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

Permission Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China. We may be subject to additional licensing requirements for our business operation in China due to the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.”

As of the date of this annual report, we, our PRC subsidiaries and the VIEs are not required to obtain approval or permission from the CSRC or the CAC for the securities we offered historically under any currently effective PRC laws, regulations, and regulatory rules. However, in connection with any future overseas capital markets activities, we may need to file with the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC regulatory authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them in a timely manner, or at all. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

Because DouYu International Holdings Limited and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2020, 2021 and 2022, we did not make any loans to the VIEs.The VIEs fund their operations primarily using cash generated from operating and financing activities. For more information, see “Item 3. Key Information—Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.”

As of December 31, 2022, DouYu International Holdings Limited had made cumulative capital contributions of US$250 million to our PRC subsidiaries through our intermediate holding company, and those contributions were accounted as long-term investments of DouYu International Holdings Limited. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2021 and 2022, the loan balance owed under the VIE agreements was US$48.0 million and US$41.8 million, respectively. In 2020, 2021 and 2022, the VIEs transferred RMB794.1 million, RMB840.4 million and RMB$407.7 million (US$59.1 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees.

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

As of December 31, 2021 and 2022, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries were RMB3,278.2 million and RMB$3,346.2 million (US$485.2 million), respectively. There were no other assets transferred between VIEs and non-VIEs in 2020, 2021 and 2022.

Condensed Consolidating Schedule

The following tables set forth the summary condensed consolidated balance sheets data as of December 31, 2021 and 2022 of (i) our Company and our subsidiaries and (ii) the VIEs and VIEs’ subsidiaries, and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2020, 2021 and 2022. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. The historical results of us and the VIEs and VIEs’ subsidiaries are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31, 2020
				Eliminating
				adjustments between
				(i)our Company and
		VIEs and		our subsidiaries and
		VIEs’		(ii)the VIEs and
	Our Company	subsidiaries	Our subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net revenues (1)	—	8,697,485	2,305,426	(1,401,037)	9,601,874
Total operating cost and expenses (1)	(54,597)	(8,234,402)	(2,451,850)	1,401,037	(9,339,812)
(Loss) income from operations	(54,597)	463,083	(146,424)	—	262,062
Total other income (expenses)	116,757	(31,635)	137,008	(80,763)	141,367
Income(loss) from equity in affiliates	—	1,283	23	—	1,306
Income from equity in subsidiaries and the VIEs and VIEs’ subsidiaries(2)	423,339	—	432,731	(856,070)	—
Net income (loss)	485,499	432,731	423,338	(936,833)	404,735

	For the Year Ended December 31, 2021
				Eliminating
				adjustments between
				(i)our Company and
				our subsidiaries and
		VIEs and VIEs’		(ii)the VIEs and
	Our Company	subsidiaries	Our subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net revenues (1)	—	8,965,084	1,824,996	(1,624,749)	9,165,331
Total operating cost and expenses (1)	(110,279)	(8,623,534)	(2,704,928)	1,624,749	(9,813,992)
(Loss) income from operations	(110,279)	341,550	(879,932)	—	(648,661)
Total other income (expenses)	33,568	32,066	16,272	(38,366)	43,540
Income(loss) from equity in affiliates	—	14,503	(29,631)	—	(15,128)
Loss from equity in subsidiaries and the VIEs and VIEs’ subsidiaries(2)	(505,172)	—	388,119	117,053	—
Net (loss) income	(581,883)	388,119	(505,172)	78,687	(620,249)

	For the Year Ended December 31, 2022
				Eliminating
				adjustments between
				(i)our Company and
				our subsidiaries and
		VIEs and VIEs’		(ii)the VIEs and
	Our Company	subsidiaries	Our subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net revenues (1)	—	7,022,079	534,948	(448,789)	7,108,238
Total operating cost and expenses (1)	3,833	(7,097,370)	(662,370)	448,789	(7,307,118)
Income (loss) from operations	3,833	(75,291)	(127,422)	—	(198,880)
Total other income (expenses)	91,701	65,928	(93,080)	(14,992)	49,557
Income tax expenses	—	—	(3,487)	—	(3,487)
(Loss) Income from equity in affiliates	—	(484)	62,879	—	62,395
Loss from equity in subsidiaries and the VIEs and VIEs’ subsidiaries(2)	(170,957)	—	(9,847)	180,804	—
Net loss (income)	(75,423)	(9,847)	(170,957)	165,812	(90,415)

Notes:

(1)	The eliminations are mainly related to the service fees charged between our subsidiaries and VIEs.
(2)	The eliminations are mainly related to the investment loss picked up from subsidiaries and VIEs.

	As of December 31, 2021
				Eliminating
				adjustments between
				(i)our Company and
				our subsidiaries and
		VIEs and VIEs’		(ii)the VIEs and
	Our Company	subsidiaries	Our subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	4,206,259	189,363	60,784	—	4,456,406
Restricted cash	—	10,703	—	—	10,703
Short—term bank deposits	956,355	820,000	300,000	—	2,076,355
Accounts receivable, net	—	179,041	12,348	—	191,389
Prepayments	11,476	62,633	6,608	—	80,717
Other current assets	14,644	293,554	68,169	—	376,367
Investments in subsidiaries and amounts due from VIEs (1)	1,158,039	—	524,079	(1,682,118)	—
Amounts due from internal companies (2)	—	—	3,716,937	(3,716,937)	—
Amounts due from related parties	—	36,879	280	—	37,159
Property and equipment, net	—	7,688	17,423	—	25,111
Intangible assets, net	—	124,766	36,774	—	161,540
Long—term bank deposits	—	100,000	—	—	100,000
Investments	—	252,607	238,818	—	491,425
Goodwill	—	—	12,637	—	12,637
Right-of-use assets	—	60,037	12,272	—	72,309
Other non-current assets	—	59,613	5,172	—	64,785
Total assets	6,346,773	2,196,884	5,012,301	(5,399,055)	8,156,903
Accounts payable	—	851,736	104,531		824,128
Advances from customers	—	7,474	2	—	7,476
Deferred revenue	12,030	216,716	6,388	—	235,134
Accrued expenses and other current liabilities (2)	57,801	255,958	144,569	—	458,328
Amounts due to internal companies	310	—	3,716,627	(3,716,937)	—
Amounts due to related parties	—	283,758	9,750	—	293,508
Lease liabilities due within one year	—	26,589	3,828	—	30,417
Lease liabilities	—	30,576	702	—	31,278
Other liabilities	18,045	—	—	—	18,045
Total liabilities	88,186	1,672,807	3,854,258	(3,716,937)	1,898,314
Total shareholders’ equity	6,258,587	524,077	1,158,043	(1,682,118)	6,258,589
Total liabilities and shareholders’ equity	6,346,773	2,196,884	5,012,301	(5,399,055)	8,156,903

	As of December 31, 2022
				Eliminating
				adjustments between
				(i)our Company and
				our subsidiaries and
		VIEs and VIEs’		(ii)the VIEs and
	Our Company	subsidiaries	Our subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	3,574,343	415,223	52,037	—	4,041,603
Restricted cash	—	6,057	—	—	6,057
Short—term bank deposits	1,741,150	570,000	200,000	—	2,511,150
Accounts receivable, net	—	101,314	7,866	—	109,180
Prepayments	253	24,731	1,080	—	26,064
Other current assets	65,929	233,248	37,827	—	337,004
Investments in subsidiaries and amounts due from VIEs (1)	1,222,310	—	724,043	(1,946,353)	—
Amounts due from internal companies (2)	—	—	3,406,966	(3,406,966)	—
Amounts due from related parties	—	45,944	182	—	46,126
Property and equipment, net	—	4,649	12,339	—	16,988
Intangible assets, net	—	75,375	31,348	—	106,723
Long—term bank deposits	—	150,000	100,000	—	250,000
Investments	—	245,962	285,949	—	531,911
Goodwill	—	—	13,804	—	13,804
Right-of-use assets	—	27,723	22,187	—	49,911
Other non-current assets	—	74,153	24,692	—	98,845
Total assets	6,603,985	1,974,379	1,872,286	(5,353,319)	8,145,365
Accounts payable	—	524,515	142,470	—	666,985
Advances from customers	—	6,272	187	—	6,459
Deferred revenue	13,141	267,935	7,076	—	288,152
Accrued expenses and other current liabilities (2)	23,376	168,735	110,690	—	302,802
Amounts due to internal companies	338	—	3,406,628	(3,406,966)	—
Amounts due to related parties	—	257,910	8,878	—	266,788
Lease liabilities due within one year	—	18,003	9,476	—	27,479
Lease liabilities	—	6,966	12,606	—	19,572
Other liabilities	6,571	—	—	—	6,571
Total liabilities	43,426	1,250,336	3,698,011	(3,406,966)	1,584,807
Total shareholders’ equity	6,560,559	724,043	1,222,309	(1,946,353)	6,560,558
Total liabilities and shareholders’ equity	6,603,985	1,974,379	4,920,320	(5,353,319)	8,145,365

Notes:

(1)	The eliminations are mainly related to the investments and loans to subsidiaries and VIEs.
(2)	The eliminations are mainly related to the service fees balance between subsidiaries and VIEs.

	For the Year Ended December 31, 2020
				Eliminating
				adjustments between
				(i)our Company and
				our subsidiaries and
		VIEs and VIEs’		(ii)the VIEs and
	Our Company	subsidiaries	Our subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities (1)	107,968	899,235	526,721	(866,275)	667,649
Net cash (used in) provided by investing activities (2)	(1,795,318)	(1,179,666)	(93,408)	455,772	(2,612,620)
Net cash (used in) provided by financing activities (2)	(579,825)	—	556,402	(455,772)	(479,195)

	For the Year Ended December 31, 2021
				Eliminating
				adjustments between
				(i)our Company and
				our subsidiaries and
		VIEs and VIEs’		(ii)the VIEs and
	Our Company	subsidiaries	Our subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities (1)	(1,763)	(402,928)	756,307	(937,874)	(586,258)
Net cash (used in) provided by investing activities (2)	(10,685)	14,040	(404,344)	381,860	(19,129)
Net cash (used in) provided by financing activities (2)	(107,152)	—	381,860	(381,860)	(107,152)

	For the Year Ended December 31, 2022
				Eliminating
				adjustments between
				(i)our Company and
				our subsidiaries and
		VIEs and VIEs’		(ii)the VIEs and
	Our Company	subsidiaries	Our subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Net cash provided by (used in) operating activities (1)	16,880	78,294	244,675	(407,682)	(67,833)
Net cash (used in) provided by investing activities (2)	(912,744)	142,921	(10,767)	171,973	(608,617)
Net cash (used in) provided by financing activities (2)	(108,967)	—	171,973	(171,973)	(108,967)

Notes:

(1)	The eliminations are mainly related to the investments and loans to subsidiaries and VIEs.
(2)	The eliminations are mainly related to the payment of service fees between subsidiaries and VIEs.

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

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 4, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Risk Factors—Risks Related to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

3.A.[Reserved]

3.B.Capitalization and Indebtedness

Not applicable.

3.C.Reason for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

We face significant regulatory, liquidity and enforcement risks and uncertainties as a company based in and primarily operating in China, including risks and uncertainties regarding that the rules and regulations in China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could result in a material change in our operations and value of our ADSs. The PRC government may also influence our operations by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and the value of our ADSs. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to the use of variable interest entities, anti-monopoly regulatory actions, as well as cybersecurity and data privacy.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to a company’s operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and business in Hong Kong and Macau in the future. As of the date of this annual report, we do not have operations in Hong Kong or Macau. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

●	Risks associated with the PRC government exerting more control over our future overseas offerings or foreign investments in us and failure to obtain the approval, filling or other requirements of the China Securities Regulatory Commission or other PRC government authorities in connection with our issuance of securities overseas. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs. In particular, the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” on page 18 of this annual report.
●	Risks associated with uncertainties in the interpretation and enforcement of PRC laws and regulations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations, including uncertainties regarding the enforcement of laws, and unexpected changes in policies, laws and regulations in China, could limit the legal protections available to you and us” on page 20 of this annual report.

●	Risks associated with the regulation and censorship of information disseminated over mobile devices and the Internet in China. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over mobile devices and the Internet in China may adversely affect our business and subject us to liability for streaming content or posted on our platform” on page 21 of this annual report.
●	Risks associated with adverse changes in global or China’s economic, political or social conditions or government policies. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations” on page 21 of this annual report.
●	Risks associated with the absence of law or regulation specifically governing virtual asset property rights. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets” on page 22 of this annual report.
●	Risks associated with the historical inability of the PCAOB to inspect our auditor and uncertainties about the ability of our auditor to fully cooperate with the PCAOB’s inspection. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report” on page 33 of this annual report.
●	Risks associated with the potential inability of the PCAOB to inspect our auditor in the future. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.” on page 33 of this annual report.

Risks Related to Our Business and Industry

●	Risks associated with our ability to retain our existing users, keep them engaged or further grow our user base. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected” on page 35 of this annual report.
●	Risks associated with our ability to attract, cultivate and retain top streamers. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may fail to attract, cultivate and retain top streamers, which may materially and negatively affect our user retention and thus our business and operations” on page 35 of this annual report.
●	Risks associated with our ability to offer attractive content, in particular popular game content, on our platform. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may fail to offer attractive content, in particular popular game content, on our platform” on page 36 of this annual report.
●	Risks associated with our significant reliance on the eSports industry. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We have significant reliance on the eSports industry” on page 36 of this annual report.
●	Risks associated with our ability to effectively manage our growth and control our periodic spending to maintain such growth. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If we fail to effectively manage our growth and control our periodic spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected” on page 37 of this annual report.

●	Risks associated with the net losses we have incurred since inception and the losses we may continue to incur in the future. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We have incurred net losses since inception, and we may continue to incur losses in the future” on page 37 of this annual report.
●	Risks associated with our ability to successfully implement our monetization strategies. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our business may suffer if we fail to successfully implement our monetization strategies” on page 38 of this annual report.
●	Risks associated with our content monitoring system. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results” on page 38 of this annual report.
●	Risks associated with our limited operating history with a relatively new business model in a relatively new market. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our limited operating history in a rapidly evolving market makes it difficult to evaluate our business and growth prospects” on page 38 of this annual report.
●	Risks associated with natural disasters, health epidemics and other outbreaks of contagious diseases. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases” on page 39 of this annual report.

Risks Related to Our Corporate Structure

●	Risks associated with substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Douyu. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” on page 63 of this annual report.
●	Risks associated with failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” on page 64 of this annual report.
●	Risks associated with our reliance on contractual arrangements with the VIEs and their shareholders for our operations in China. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” on page 65 of this annual report.
●	Risks associated with our inability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding” on page 65 of this annual report.

●	Risks associated with scrutiny by the PRC tax authorities that may impose on our contractual arrangements. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment” on page 66 of this annual report.

Risks Related to our American Depositary Shares

●	Risks associated with the volatility of the market price of our ADSs. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—The market price for our ADSs may be volatile” on page 68 of this annual report.
●	Risks associated with failure of the securities or industry analysts to publish accurate or favorable research or reports. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline” on page 69 of this annual report.
●	Risks associated with failure of the securities or industry analysts to publish research or reports in favor of us, or at all. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If securities or industry analysts do not publish favorable research, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline” on page 69 of this annual report.
●	Risks associated with the possibility of being regarded as a passive foreign investment company. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We were likely a passive foreign investment company, or PFIC, for 2022 and there is a significant risk that we will be a PFIC for 2023 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences” on page 74 of this annual report.

Risks Related to Doing Business in China

The PRC government may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs. In particular, the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

We conduct our business primarily through Douyu Yule and VIEs in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs.

In recent years, the PRC government has indicated an intent to exert more oversight over overseas offerings by and/or foreign investments in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

In addition, on December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures and whether to conduct a security offering or maintain our trading status in the U.S. will be subject to the cybersecurity review procedures.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. If a company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Trial Measures also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Trial Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Trial Measures. Based on the foregoing, as an issuer that has been listed overseas before the effective date of the Overseas Listing Trial Measures, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our refinancing activities under the Overseas Listing Trial Measures. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain unclear. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such rules to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the revised the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. The provisions requires, among others, that companies based in mainland China seeking to offer securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such companies or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies shall be subject to corresponding procedures in accordance with relevant laws and regulations. The revised provisions was newly promulgated. There remain substantial uncertainties about how these provisions will be interpreted, or implemented and how it will affect our operations.

If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval and filing is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval or complete such filing in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any such offering or maintain the listing status of our ADSs without filing with the CSRC to the extent it is required under the Overseas Listing Trial Measures, or if we are unable to comply with any new requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced regulations, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offerings of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Draft Measures for Internet Data Security, to be obtained from other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC government authorities, which may have a material adverse effect on our business, financial condition or results of operations.

It remains uncertain how PRC government authorities will regulate overseas listing and trading in general. In connection with our securities offering in the future, we may be unable to obtain the required approvals from the relevant government authorities in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations, including uncertainties regarding the enforcement of laws, and unexpected changes in policies, laws and regulations in China, could limit the legal protections available to you and us.

Our PRC subsidiaries and the VIEs, in particular Douyu Yule, a wholly foreign-owned enterprise, is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings, and the level of legal protection we enjoy.

The PRC government has significant oversight and discretion over the conduct of our business and may influence our operations as the government deems appropriate to further regulatory, political and societal goals. In recent years, the PRC government has published new policies that adversely affected our industry and our business, and we cannot rule out the possibility that it will, in the future, release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, in recent years, the PRC government has also indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, and some of which may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over mobile devices and the Internet in China may adversely affect our business and subject us to liability for streaming content or posted on our platform.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by revoking the licenses of, any Internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in recent years, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security have jointly or independently been launching a series of “Cleaning Up the Internet” campaigns, and have imposed more stringent requirements for internet platforms operators, such as us. Based on publicly available information, these campaigns are aimed to eliminate pornographic, harmful and illegal information and content from the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. For example, in 2020, the Ministry of Public Security launched a “Cleaning Up the Internet 2020” campaign, which is aimed at cracking down on illegal or criminal activities in relation to telecommunication network fraud, online gambling, online “water army” and other severe illegal or criminal activities. In 2021, the Office of the Anti-Pornography and Illegal Publications Working Group, together with relevant PRC government authorities, launched a “Cleaning Up the Internet 2021” campaign, which is aimed to eliminate pornographic, violent, terrorist, and superstitious information and content and other inappropriate contents from the livestreaming, online games, network literature industries, pop-up advertising and online social media platforms. During the campaigns, relevant government authorities have shut down certain websites, removed certain links and closed certain accounts. Certain Chinese Internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. In 2022, the PRC regulators launched the “Cleaning Up the Internet 2022” campaign with a key focus on regulating issues in certain areas, including among others, short videos, livestreaming, network environment for minors during summer holiday, application information services and application algorithms. On April 15, 2022, the CAC, the State Taxation Administration, or the SAT, and the State Administration for Market Regulation, or the SAMR jointly launched a two-month “Cleaning Up” campaign to regulate the chaos in the livestreaming and short video industry. The campaign is aimed to regulate “pornographic, ugliness, bizarre, fake, vulgar and gambling” contents and other illicit contents and rectify prominent issues in the industry, such as “key opinion leaders’ chaos”, excessive reward, illegal profit and malicious marketing.

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

China’s economic conditions are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The global macroeconomic environment is facing new challenges and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Recent international trade disputes, including tariff actions announced by the United States, the PRC and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. There have also been concerns about the economic effect of the military conflicts and political turmoil or social instability in the Middle East, Europe, Africa and other places, as well as the recent banking turmoil in the United States and the European Union. Any severe or prolonged slowdown in the global economy may adversely affect the Chinese economy which in turn may adversely affect our business and operating results.

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

We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cyber Security Law, to ensure the confidentiality, integrity and availability of the information of our users, third-party agents, content providers and other data, which is also essential to maintaining their confidence in our services. However, the regulatory framework for the collection, protection, use, sharing, transfer and other processing of data worldwide is rapidly evolving and remains uncertain. For example, the Standing Committee of the National People’s Congress of the PRC, promulgated the Cyber Security Law in November 2016, which requires network operators to perform certain functions related to cyber-security protection and strengthened network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity and confidentiality and usability of network data.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning cybersecurity and data protection. There remains uncertainties as to the interpretation and application of cybersecurity, information security, privacy and data protection laws in China. It is possible that existing or newly introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect our business practice and force us to change our business practices. For example, on August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law also provides specific protection requirements for processing personal information, and such requirements remain to be clarified by governmental authorities and courts in practice. We may be required to make adjustments to our business practices to comply with the personal information protection laws and regulations. In June 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the importance of data and provides a national security review procedure for those data activities, which may affect national security and imposes export restrictions on certain data and information.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities are also subject to cybersecurity review under the Cybersecurity Review Measures if their activities affect or may affect national security. The relevant competent governmental authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. In addition, the Cybersecurity Review Measures provide that network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before listing on a foreign stock exchange. As of the date of this annual report, we have not received any notice from any authorities identifying us as a critical information infrastructure operator or requiring us to undertake a cybersecurity review. However, as the Cybersecurity Review Measures are relatively new, we still face uncertainties that the measures may be interpreted or implemented in ways that will negatively affect us.

On November 14, 2021, the CAC published Measures on Network Data Security Management (Draft for Comment), or the Draft Measures for Internet Data Security, which provides that data processors conducting certain activities must apply for cybersecurity review, including, among others, merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests and how this affects or may affect national security and listing abroad of data processors processing over one million users’ personal information. The Draft Measures for Internet Data Security also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so. As advised by Han Kun Law Offices, our PRC counsel, the Draft Measures for Internet Data Security have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. We cannot predict the impact of the draft measures, if any, at this stage. If a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and making necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of the Draft Measures for Internet Data Security mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on overseas stock exchanges, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

In addition, on July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the preceding year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required by the CAC. In addition, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment. The data processors that in violation of such measures are required to rectify such non-compliance incidents within 6 months of the effectiveness date thereof. Given that the above measures came into effect recently, their interpretation, application and enforcement and how they will affect our business operation are subject to substantial uncertainties.

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

While we have taken various measures to comply with all applicable laws and regulations regarding cybersecurity, information security, privacy and data protection in China, we cannot assure you that the measures we have taken or will take are adequate under these laws and regulations, and we may be held liable in the event of any breach of the relevant requirements under or other relevant laws and regulations. Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could cause our users to lose trust in us and could expose us to legal claims or penalties. Any perception by the public that privacy of user information or data security are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant contracts. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and have cooperated, and will continue cooperating in the future, with the competent regulators in these respects. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, shares and/or other securities. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. In February 2021, the Anti-monopoly Commission of the State Council published the Anti- monopoly Guidelines on Platform Economies. These guidelines prohibit monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition in the field of platform economies. More specifically, the Anti-monopoly Guidelines on Platform Economies outline certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, refusing to deal with counterparties on reasonable conditions, using bundle services to sell services or products, and compulsory collection of users’ unnecessary data. The Anti-monopoly Guidelines on Platform Economies further expressly state that concentration involving VIE will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review. In addition, Anti-monopoly Guidelines on Platform Economies reinforce antitrust merger review for internet platform related transactions to safeguard market competition. Since the Anti-monopoly Guidelines on Platform Economies are relatively new and may be subject to interpretation by the regulators in the process of implementing such guidelines, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us. Furthermore, the amended PRC Anti-monopoly Law which took effect on August 1, 2022 increases the fines for illegal concentration of business operators to no more than ten percent of sales revenue of the preceding financial year if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition. The PRC Anti-monopoly Law also provides that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. See “Item 4. Information of the Company—4.B. Business Overview—Regulation.”

We may be involved in investigations, inquiries, claims, complaints or other administrative requirements in relation to anti-monopoly laws and regulations in the PRC from time to time. In the case of our failure or perceived failure to comply with these laws and regulations and new legislations or guidelines to be promulgated from time to time, governmental agencies and regulators may, among other things, prohibit or rescind our acquisitions, divestitures, or combinations, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. Any anti-monopoly related lawsuits, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, and business practices or significant fines. For example, in October 2020, we entered into an Agreement and Plan of Merger with HUYA Inc. and other related parties, pursuant to which HUYA Inc. would acquire all our outstanding ordinary shares, including ordinary shares represented by ADSs, through a stock-for-stock merger. On July 10, 2021, the SAMR, posted an announcement of its decision to prohibit the merger transaction following its anti-monopoly review. Moreover, any noncompliance or associated inquiries, investigations or other governmental actions may divert significant management time and attention and financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial conditions, results of operations, and business prospects.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-monopoly Law promulgated by the SCNPC in 2008 and recently amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. On December 14, 2020, the SAMR announced three cases of administrative penalties for the acquirers’ failures to make proper concentration declarations to the relevant authorities about their past acquisitions. This is also the first time that the SAMR imposed administrative penalties for declarations on illegal concentrations involved entities structured under a VIE arrangement.

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

In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. See “Item 4. Information of the Company—4.B. Business Overview—Regulation” for more details. As these measures are relatively new, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and Internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by the VIEs for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2022, we had not made appropriations to statutory reserves as our subsidiary and the VIEs (including their subsidiaries) reported accumulated loss. Furthermore, if our PRC subsidiary, variable interest entities and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that the withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. As of December 31, 2022, our subsidiary and the VIEs (including their subsidiaries) located in the PRC reported accumulated loss and therefore they could not pay any dividends.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report.

Our auditor is an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. As an auditor of companies traded publicly in the United States, it issues the audit report included elsewhere in this annual report. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections without the approval of the Chinese authorities before 2022, our auditor had not been inspected by the PCAOB.

The lack of the PCAOB inspections in China in the past prevented the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm, depriving us and investors in our ADSs of the benefits of such PCAOB inspections. The past inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to the PCAOB inspections.

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. If our ADSs are prohibited from trading in the U.S. markets, our ability to raise capital in the U.S. markets would be significantly affected, and there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our Class A ordinary shares or ADSs will develop outside of the U.S.

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

We are one of China’s leading game-centric livestreaming platforms in terms of the size of our user base and the level of user engagement. Maintaining and improving the current size of user base and level of user engagement are critical to our continued success. However, to maintain and improve this already large size of user base and high level of user engagement, we would have to ensure that we adequately and timely respond to changes in user preferences, attract and retain enough popular streamers, and offer new features and content that may attract new users. There is no guarantee that we could meet all of these goals. A number of factors could negatively affect user retention, growth and engagement, including the following:

●	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;
●	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;
●	we fail to innovate our communities, user-generated content and our virtual gifts that keep our users interested and eager to return to our platform on a regular basis;
●	our streamers fail to keep our users engaged on our platform over a long period of time;
●	we suffer from negative publicity, fail to maintain our brand or our reputation is damaged;
●	we fail to address user concerns related to privacy and communication, safety, security or other factors;
●	there are adverse changes in our services that are mandated, or that we elect to make, to address, market dynamics, legislation, regulations or government policies; and
●	the growth of the number of PC and smartphone users in China stalls.

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

As the nexus of the eSports ecosystem, our platform connects game developers and publishers, professional eSports teams or players and eSports tournament organizers, advertisers and viewers. User generated content covering eSports games is the largest contributor to our user base. Our average mobile eSports MAUs were approximately 37.1 million and 28.3 million in the fourth quarter of 2021 and 2022, respectively. In addition to streaming of eSports games, major eSports events and tournaments, we also sponsor leading eSports teams and organize our own eSports tournaments.

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

To manage our growth and maintain profitability, we expect our costs and expenses may fluctuate in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and adapted operational, informational and financial systems, procedures and controls on an as-needed basis, including the continued improvement of our accounting and other internal management systems. We will also need to train, manage and motivate our workforce and manage our relationships with viewers and streamers, game developers and publishers, advertisers and other business partners. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. We expect to continue to invest in our infrastructure in order to enable us to provide our services rapidly and reliably to viewers and streamers. Continued growth could end up straining our ability to maintain reliable service levels for all of our viewers and streamers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.

We have incurred net losses since inception, and we may continue to incur losses in the future.

We have incurred significant accumulated net losses to date. Although experiencing net incomes since 2019, we may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. We incurred net losses of RMB620.2 million and RMB90.4 million (US$13.1 million) in 2021 and 2022, respectively. We have generated gross profit since 2018, and this may not translate into continued net after-tax profit. The time it will take for us to eventually achieve profitability hinges on our ability to grow rapidly in a cost-effective way, and we may not be able to grow this way successfully.

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

Our monetization model is constantly evolving. Our streaming platform is free to access, and we generate revenues primarily from livestreaming and advertisement. As a result, our revenue is affected by our ability to increase user engagement and convert non-paying users into paying users, which in turn depends on our ability to offer content, virtual gifts, advertisements and other services. In 2020, 2021 and 2022, we generated RMB8,852.2 million, RMB8,596.6 million and RMB6,797.3 million (US$985.5 million) from livestreaming, representing 92.2%, 93.8% and 95.6% of our total revenues for the same period. We also generate a sizeable portion of our revenues from providing advertisement and other services on our platform. In 2020, 2021 and 2022, we generated RMB749.7 million, RMB568.7 million and RMB310.9 million (US$45.1 million) from advertisements and others, representing 7.8%, 6.2% and 4.4% of our total revenues for the same period. We also generate a small portion of our revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers, and game-related services, which mainly involves sales of game-specific memberships to users. If we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may in the future introduce new services to diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers or platform partners, we may fail to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

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

In addition, if any of our viewers suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform or after watching or hearing illegal or inappropriate content that our content monitoring system failed to filter out, we may face civil lawsuits or other liabilities initiated by the affected viewer, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for noncompliance with PRC laws and regulations concerning the dissemination of information on the Internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide Internet content service. We endeavor to ensure that all streamers are in compliance with relevant regulations, but we cannot guarantee that all streamers will comply with all the PRC laws and regulations in all aspects. Therefore, our livestreaming service may be subject to investigations or subsequent penalties if content displayed on our platform is deemed to be illegal or inappropriate under PRC laws and regulations. Especially, if our top streamers violate the policy of our platform to conduct any illegal or inappropriate behavior on our platform or in private, we may be required to block the account of such top streamers. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

Our limited operating history in a rapidly evolving market makes it difficult to evaluate our business and growth prospects.

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

Many of the elements of our business are constantly evolving. The markets for our livestreaming platform and the related products and services are rapidly developing and are subject to significant challenges, especially in terms of converting non-paying users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenue from livestreaming and advertisement, as well as our ability to capitalize on the eSports industry and explore other monetization avenues. We may not succeed in any of these aspects.

As the livestreaming industry in China is rapidly developing, there are few proven methods of projecting user demand or available industry standards on which we can rely. Some of our current monetization methods are also in a relatively evolving stage. For example, if we fail to properly manage the volume and price of our virtual gifts, our users may be less likely to purchase them. We cannot assure you that our attempts to monetize our viewers and streamers will continue to be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge.

Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating histories in evolving industries may encounter, including, among others, risks and uncertainties regarding our ability to:

●	develop new virtual gifts that are appealing to users;
●	develop new advertisement formats that are appealing to advertising partners;
●	maintain stable relationships with game developers and publishers; and
●	expand to new geographic markets with good eSports environment and high growth potential.

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

The extent to which the COVID-19 outbreak might impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including but not limited to new information on the effectiveness of the mitigation strategies, the duration, spread, severity and recurrence of COVID-19 and any COVID-19 variants and related travel advisories, policy changes, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed. We may need to adjust our forecast downward or record impairment of the fair value of our investments should the situation continue to worsen.

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

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

●	the popularity, usefulness, ease of use, performance and reliability of our services compared to those of our competitors, and our research and development abilities relative to our competitors;
●	changes mandated, or that we elect to make, to address, market dynamics, legislation, regulations or government policies, some of which may have a disproportionate effect on us;
●	acquisitions or consolidation within our industry, which may result in more formidable competitors; and
●	our reputation and brand strength relative to our competitors.

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

Our revenue growth is heavily dependent on paying users and revenue per paying user. If we fail to continue to grow or maintain our paying users and continue to increase revenue per paying user, our livestreaming and other revenue may not increase, which may materially and adversely affect our business operation and financial results.

Our annual paying user base was 17.5 million in 2021 and 15.5 million in 2022. Whether we can increase the number of our paying users depends on many factors, including internal factors such as changes in our operational strategy and external factors that are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular streamer that they used to follow financially, and overall worsening economic conditions can lower disposable income for all existing paying users, causing them to spend less on our platform. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future.

We have significant reliance on revenues from virtual gift sales. Any limitation imposed by PRC authorities on the sale, exchange or circulation of virtual gifts in the future may reduce the virtual gift payments our users make to streamers, which is critical to our business and results of operations. In November 2020, the NRTA, promulgated the Notice on Strengthening the Management of Online Show Livestreaming and E-commerce Livestreaming, or Notice 78, which requires the livestreaming platform to set a limit on the maximum amount of virtual gifting per time, per day, and per month. On February 9, 2021, the CAC, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the MCT, the SAMR, and the NRTA jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Streaming, or the 2021 Streaming Guidance Opinions. Pursuant to the 2021 Streaming Guidance Opinions, Internet streaming platforms should set up appropriate caps on the maximum purchase price for each piece of virtual gift and maximum value of virtual gifts that the users may give to the streamers each time, and should notify the users who reach the daily cap of giving virtual gifts. Internet streaming platforms are further required, if necessary, to set up a cooling-off period and a delayed-fund-transfer system for giving virtual gifts, and are required to implement a tiered and classified management system over the streamers in which different maximum values of a virtual gift to be received by streamers in one streaming session shall be established differently in accordance with the tiers and classes that the streamers belong to. Notice 78 and the 2021 Streaming Guidance Opinions are silent on the specific amount of such caps. As the Notice 78 and the 2021 Streaming Guidance Opinions are relatively new and pending further interpretation and implementation, we are still in the process of waiting for further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and the 2021 Streaming Guidance Opinions. Stricter limitations on giving virtual gifts may restrict our users’ ability to give virtual gifts to streamers, and result in decline in the number of paying users, so our results of financials and operations may be materially and adversely affected. See “—Our business may suffer if we fail to successfully implement our monetization strategies.”

We generate a portion of our revenues from advertisement. If we fail to maintain or grow advertisement revenue, our financial results may be adversely affected.

In 2020, 2021 and 2022, we generated RMB645.2 million, RMB464.9 million and RMB190.3 million (US$27.6 million) from the sale of advertisements, representing 6.7%, 5.1% and 2.7% of our total revenues for the same period. If we fail to maintain or grow our revenue from advertisement, our financial results could be adversely affected. For us to maintain or grow our advertisement revenue, we need to attract more advertisers to our platforms with our increased user traffic and engagement level, or offer more variety in terms of advertisement products that encourage more spending from advertisers. We offer (i) integrated promotion activities during livestreaming, (ii) advertisement display and (iii) online and offline events-related advertisements. We may need to introduce more innovative promotion activities to maintain our revenues from advertisement, and failure to do so may adversely impact our advertisement revenue. In addition, traditional display advertisements are subject to time and space restrictions, especially when displayed on mobile devices which have become popular among our users. As a result, our business and results of operations may be adversely impacted.

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

The internet industry in China is highly regulated, which requires certain licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained the following valid licenses through our PRC variable interest entities: Value-added Telecommunication Business License for provision of internet information services, or the ICP License, Online Culture Business License for operating online culture products, Commercial Performance License for providing streamer agency services, License for Online Transmission of Audio-visual Programs for providing online streaming of video and License for Production and Operation of Radio and Television Programs for producing radio and television programs.

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

For example, according to the Administrative Provisions for Audio/Video Programs Services through Internet, or the Audio/Video Measures, which was promulgated by the State Administration for Radio, Film and Television, or the SARFT (subsequently known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, and currently known as National Radio and Television Administration, or the NRTA), which came into effect on January 31, 2008, and was amended on August 28, 2015, to engage in the business of transmitting audio/video programs, a License for Online Transmission of Audio-visual Programs is required. We have obtained the License for Online Transmission of Audio-visual Programs for offering live video programs on our platforms. Further, the License for Online Transmission of Audio-visual Programs is subject to periodical renewal. Although we have successfully renewed it in the past, there is no guarantee that we will be able to continue to do so in the future. We may not be able to continue to hold the License for Online Transmission of Audio-visual Programs. The scope specified in our License for Online Transmission of Audio-visual Programs may not be able to cover all the needs that arise or will arise in our operations from time to time, and we may not be able to expand the scope of our License for Online Transmission of Audio-visual Programs under the current regulatory regime as we are not a wholly state-owned or state-controlled entity as required for holding such license under PRC laws. Failure to expand the scope of our current License for Online Transmission of Audio-visual Programs or to continue to hold such license may result in fines or other penalties being imposed on us, which may adversely affect our business. In addition, for the purpose of providing internet audio/video program service, we have adopted and will adopt various operating strategies and measures. Due to the uncertainties of interpretation and application of pertinent laws by the government authority, such strategies and measures may be challenged under PRC laws and regulations and if so, we may be subject to fines, confiscation-of-income related or other penalties and, in certain circumstances, suspension or revocation of the license, which may materially and adversely affect our business.

In addition, publishing and the commercial launch of domestic online games is subject to the pre-approval by the National Press and Publication Administration, or the NPPA. The NPPA suspended such permission from March to December 2018 and has since restored it. Such suspension caused significant delays in the approval of the online games in the Chinese market. As a result, game publishers may not be able to obtain approval or make timely filings with the NPPA for their online games or at all. In December 2019, the Department of Law Enforcement of the Ministry of Culture and Tourism further published a circular reiterating that online games streamed or operated by livestreaming platforms shall also obtain requisite pre-approvals from the NPPA. In March 2021, the National Municipal Office of Anti-Pornography and Illegal Publication and the NPPA jointly launched the “New Trend 2021” campaign , reiterating that a livestreaming platform shall not stream online games which have not obtained the approval from the NPPA. The “Cleaning Up the Internet” campaigns launched by the relevant authorities have also inspected and imposed penalties in connection with livestreaming of non-approved online games. On April 12, 2022, the Online Audio-visual Program Management Department of NRTA and the Publishing Bureau of the Central Propaganda Department jointly issued the Notice on Strengthening the Management of Livestreaming of Online Games on the Online Audio-visual Program Platforms, which reiterates that online audio-visual program platforms, including live streaming platforms are prohibited from disseminating illegal games on audio-visual program platforms, streaming online games that have not been approved by the competent authorities and using livestreaming rooms and other forms to drive traffic for the illegal game content on various platforms. Although the game publishers are responsible for obtaining the required approvals, filings or permits for these online games streamed or operated on our platform, we may still be subject to fines, confiscation of income from these games, suspension of operations, revocation of licenses and other penalties due to game publishers’ failure to obtain such approvals, filings or permits, which could materially and adversely affect our business and results of operations. Given our significant reliance on eSports content, if game publishers and operators fail to maintain the normal publication and operation of their online games, or fail to complete or obtain the necessary approvals and filings of their online games, or if more stringent regulations are adopted or the government authority takes more strict regulation or action against the online games industry or livestreaming industry in the future, our business, operation and financial condition will be adversely impacted.

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

We are a livestreaming platform that enables our users to exchange information, generate content, advertise products and services, and engage in various other online activities. Although real-name registration is required for streamers by our platform, we may not be able to verify the identity information provided by our streamers as true and accurate. For registration of users, we verify identities primarily based on verification text messages sent to their mobile devices, which may not always be reliable. As a majority of the video and audio communications on our platform is conducted in real time, we cannot filter the content generated by our streamers and users on air before they are streamed on our platform. Therefore, users may solicit or engage in illegal conversations or activities, including publishing inappropriate or illegal content on our platforms that may be prohibited under PRC laws and regulations, or participating in voice-based interactions containing inappropriate or illegal content with streamers. See “—Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform, and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.”

We require users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a robust content monitoring system. However, although we use our best efforts to monitor content on our platform, we cannot detect every incident of inappropriate content on our platform due to the immense quantity of user-generated content, and as such, government authorities may hold us liable for inappropriate content on our platform. Although we report violations of our terms of service to PRC local authorities, such authorities may not take any action with respect to these violations on a timely basis, if at all. On December 15, 2019, the CAC promulgated the Provisions on the Ecological Governance of Network Information Contents, which became effective on March 1, 2020. It requires network platform operators like us not to disseminate illegal contents that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, nor to present obscure, superstitious, fraudulent, gambling, violent, defamatory, exaggerated, sexually suggestive, discriminative or other inappropriate contents that are “socially destabilizing” or leaking “state secrets” of China. Notice 78 also requests the livestreaming platforms to strengthen positive value guidance and to prevent the spread of the information related to wealth flaunting, money worshiping and vulgarity. In addition, on June 8, 2022, the NRTA, and the Ministry of Culture and Tourism, or the MCT jointly issued the Code of Conduct for Live-streamers to regulate the behaviours of streamers on livestreaming platforms. The Code of Conduct for Live-streamers lists 31 categories of content that are prohibited in online streaming. For example, during live streaming sessions, streamers shall not behave extravagantly or waste food, flaunt luxury goods, jewelry and other assets, or display sexually suggestive and provocative content. For live streaming content that requires a high level of professional skills (such as medical and health care, finance, law and education), streamers must have relevant professional qualifications and register with the livestreaming platforms. In addition, the Code of Conduct for Live-streamers requires livestreaming platforms to establish comprehensive internal policies to manage streamers on their platforms, including, among other things, recruitment, training, daily management, performance evaluation and violation record management. Livestreaming platforms should ban the accounts of streamers who have repeatedly or seriously violated the Code of Conduct for Live-streamers or applicable rules and regulations and put them on a “black list” or a “warning list”. Local government authorities shall regularly inspect livestreaming platforms and hold them responsible for any streamer who has violated these rules. We have adopted various actions and internal policies to manage our streamers to comply with the Code of Conduct for Live-Streamers or other applicable laws and regulations, including taking special actions to correct the misconduct of streamers from time to time, strengthening the content monitoring, screening illicit and/or inappropriate content and charging penalties to streamers who has violated certain provisions of the Code of Conduct, strengthening the internal compliance review of products, services and streamers in respect of taxation and other laws, in order to avoid the Company’s and streamers’ violations of the Code of Conduct and other applicable laws and regulations. Our legal department also conducts regular trainings to streamers, talent agencies and various business departments of the Company in connection with the Code of Conduct. However, it is uncertain as to if streamers on our platform can consistently remain in compliance with the Code of Conduct for Live-streamers or other applicable laws and regulations and we may need to terminate cooperation with those streamers who have been found in serious violation of the code of conduct or other applicable laws and regulations. We may be subject to fines or other disciplinary actions, including, in serious cases, suspension or revocation of the licenses necessary to operate our platform if we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platform under PRC laws and regulations. In addition, application stores may temporarily take down our applications if the content was deemed to violate applicable PRC laws or regulations. Meanwhile, we may face claims for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Defending any such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

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

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties, so we may be subject to the interpretations made in policies and guidelines of regulators. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

●	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge. We may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities. See “—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information of the Company—4.B. Business Overview—Regulation.”
●	PRC governmental authorities may impose additional requirements on real-name registration for livestreaming platforms. In August 2018, the National Office of Anti-Pornography and Illegal Publication and five other authorities jointly issued the Notice on Strengthen the Management of Livestreaming Service, which required the real-name registration system for users to be put in place by livestreaming service providers. Pursuant to Notice 78 and the 2021 Streaming Guidance Opinions, online streaming platforms shall implement a real-name registration system. Under the above real-name registration system, we validate the identity information of the registered streamers primarily based on their identification cards and validate the identity information of the registered users primarily based on their mobile numbers. Currently, we are not required to obtain information such as legal names, citizen identification cards or other personal information during the registration process to validate the identity information of our users who are not streamers. However, the PRC government authorities may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system such as adopting a mandatory face-recognition system for all users on our platform in the future. If we were required to implement a more rigid real-name registration system for users on our platform, our users’ experiences on the platform may be downgraded and potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospects.
●	Pursuant to Notice 78 and the 2021 Streaming Guidance Opinions, the online streaming platforms shall adopt a tiered and classified management system over the streamers accounts, with the streamer accounts managed in different tiers and classes based on the nature of the streamers, operational contents, number of fans, popularity of the streaming, time limit of the streaming and other factors. Online streaming platforms shall set up appropriate limitations for streamers’ accounts in different tiers or classes in terms of the total amount of virtual gifts received in any single session of streaming performance, the popularity of the streaming, the time length of the streaming, the sessions of the streaming in any single day, the time gap between different streaming sessions and other factors, and take necessary warning measures against the streamers who violate relevant laws and regulations. In addition, the online streaming platforms are required, among other things, to set up appropriate limitations for the maximum purchase price for each virtual gift and the maximum value of virtual gifts that the users send to the streamers each time. As Notice 78 and the 2021 Streaming Guidance Opinions are relatively new and pending further interpretation and implementation, we are still in the process of waiting for further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and the 2021 Streaming Guidance Opinions. The Code of Conduct for Live-streamers issued by the NRTA and the MCT on June 8, 2022 requires livestreaming platforms to establish comprehensive internal policies to manage streamers on their platforms. Moreover, if the government requires us to supervise the streamers and their streaming sessions in a stricter method, we may incur additional cost and our user experiences may be downgraded, which may further adversely affect our ability to attract viewers and streamers.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. On May 14, 2019, the MCT declared in a circular that it would no longer assume the responsibility of supervising the online games industry and would no longer approve or issue the Online Culture Business Licenses regarding online games. The Online Culture Business License held by Wuhan Ouyue, one of the VIEs, no longer contained content related to online games operation when we renewed it upon expiration in 2020. We believe it is not necessary for an enterprise to obtain the Online Culture Business Licenses to operate online game operation business since the MCT no longer assumes the responsibility to supervise the operation of online games. As of the date of this annual report, no PRC laws and regulations have been officially promulgated to clarify whether the responsibility of supervising the online games and virtual currency previously taken by the MCT will be re-designated to another government agency or if so, whether such other government agency taking over the responsibility will require similar or new regulatory requirements for operating online games and virtual currencies. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

●	In recent years, PRC government has introduced new laws and regulations to reflect its growing concern about the negative impacts of the internet on society, particularly the impacts of internet on minors. On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry (which is the predecessor of MIIT), issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. As of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing an online game. On October 25, 2019, the GAPP issued the Circular on Preventing Minors from Indulging in Online Games to reiterate the requirements on real name registration and verification, the anti-indulgence system for minors, and other measures to address relevant minors’ issues on the online games. Pursuant to the 2021 Streaming Guidance Opinions, an online streaming platform shall not be allowed to open the streamer account for users under 16, and shall only open the streamer account for users between 16-18 with their guardians’ prior consents. The 2021 Streaming Guidance Opinions also require all online streaming platforms to adopt a “teenager mode” to prevent the minor users from obsessive use of the platforms, block detrimental content to the minor users, and refrain from providing virtual gift purchase services to the minors. In addition, online streaming platforms shall establish a customer service team exclusively for minor users to address their complaints and disputes in a timely manner. The online streaming platforms shall make refunds in the event that a minor user purchases virtual gifts for the streamers by using an adult account. As of the date of this annual report, we have taken certain measures including displaying a pop-up page to guide the minors to use the “teenager mode”, requiring the users to enter the guardian password if the usage time under the “teenager mode” reaches 40 minutes per day and building up an exclusive content pool for the minors in which contents that are not appropriate for the minors are screened out. Despite the measures we have taken, however, minor users may still use our services through adult accounts if their guardians fail to keep minors under responsible supervision when using our services. On August 30, 2021, the GAPP issued the Circular on Further Strengthening Regulation to Effectively Prevent Online Gaming Addictions among Minors, pursuant to which online game operators are only allowed to provide online game services to minors from 8:00 p.m. to 9:00 p.m. on Fridays, Saturdays, Sundays and public holidays. The restrictions above may lead to a decrease in the number or engagement of game players, which could adversely affect our game livestreaming service and have a material effect on our results of operations. On March 14, 2022, the CAC issued the Regulations on the Protection of Minors Online (Draft for Comment) for public comments, which impose obligations on online service providers to protect minors when they are using online services, in particular, online games, live streaming and online social networking services. As of the date of this annual report, the regulations have not been adopted. Furthermore, on May 7, 2022, the General Office of Central Commission for Guiding Cultural and Ethical Progress, the CAC, the NRTA and the MCT, jointly promulgated the Opinions on Regulating Online Live Streaming Rewards to Strengthen the Protection of Minors to regulate the live streaming rewards services of live streaming platforms and protect minors. The opinions provide that, among others, (i) livestreaming platforms shall not provide virtual gifting services to minors; and (ii) livestreaming platforms shall not provide live-streamer’s account registration services to minors under the age of 16 and shall obtain the consent from guardians before providing such services to minors between the ages of 16 and 18. The opinions also require online platforms to (i) continue to upgrade their “teenager mode” and establish a customer service team for minors to process the complaints and disputes related to minors; (ii) remove the rewards ranking within one month after the announcement of the opinions; and (iii) discontinue all services under “teenager mode” after 10:00 p.m. every day. More stringent government regulations could be promulgated in the future, which will also adversely affect our results of operations by deterring viewers to use our platform or downgrading our viewers’ experiences on our platform.

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

As we continue to expand overseas, foreign and international laws, regulations, standards, and other obligations, and changes in the interpretation of such laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, and limitations on data collection, use, disclosure, and transfer for us and our users. In 2016, the European Union (“EU”) adopted a new regulation governing data privacy called the General Data Protection Regulation, or the GDPR, which became effective in May 2018. The GDPR establishes new requirements applicable to the handling of personal data and imposes penalties for non-compliance of up to 4% of worldwide revenue. In addition, to the extent we deploy services of any third-party suppliers to support our overseas business, we must continue to seek assurances from our sub-processors that they are handling personal data in accordance with GDPR requirements in order to meet our own obligations under the GDPR. In addition, in June 2018, the California Consumer Privacy Act, or the CCPA, which takes effect on January 1, 2020, was enacted. The CCPA gives California consumers certain rights similar to those provided by the GDPR, and users may seek similar assurances from suppliers regarding compliance.

Our overseas operations may not be successful and may be adversely affected by legal, regulatory, political and economic risks.

We began our overseas expansion through acquisition of Nonolive in 2018, which is a mobile livestreaming platform focused on the Southeast Asia market. We also expanded into other overseas markets through various channels, such as Japan. As we operate the overseas markets, we may be subject to the laws of the foreign countries. If any of our overseas operations violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

Our overseas expansion may not be successful and may expose us to a number of risks inherent in doing business internationally, including:

●	challenges in recruiting quality local streamers to attract and engage local users;
●	challenges in attracting local users by producing content that is appealing to them while in compliance with local rules and regulations;

●	challenges in monetizing local users and generating sustainable cash flow;
●	difficulties with staffing and managing foreign operations, which may be exacerbated as a result of distance, time zone, language and cultural differences;
●	challenges in establishing overseas IT systems and infrastructure;
●	competitions from other participants in the market, including international leading companies;
●	currency exchange rate fluctuations;
●	cultural differences, political or social unrest or economic instability;
●	difficulties in obtaining licenses, permits or other applicable governmental authorizations, and content control from local authorities;
●	complexity of intellectual property protection and enforcement regimes overseas and the potential exposure of claims relating to intellectual property infringement; and
●	increased costs associated with doing business in foreign jurisdictions.

One or more of these factors could harm our overseas operations and consequently, could harm our reputation, overall business and results of operations. Our overseas operations historically incurred net losses and may not generate net profits in the short term. In addition, the regulatory framework for the industry we operate in is still developing and remains uncertain in some countries where we are exploring overseas opportunities. As we continue to develop our business overseas, we cannot assure you that we will be able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business models to local market conditions.

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

In addition to the advertisements that were placed by the advertising agencies or advertisers we directly cooperate with, our platform displays side-bar advertisements placed by streamers on their own streaming channels. We also engage our streamers to advertise products or services of third-party clients by way of livestreaming on our platform. In November 2020, the NRTA issued the Notice on Strengthening the Management of Network Live-performance Streaming and E-Commerce Streaming, which provides several requirements on strengthening the management over live-performance streaming and e-commerce streaming. In November 2020, the SAMR issued the Guidance Opinions on Strengthening the Regulation on the Network Advertising Streaming Activities, which requires that Internet streaming platform shall comply with the PRC E-Commerce Law and PRC Advertisement Law as to the services provided by Internet streaming platforms in relation to advertising streaming activities. If we fail to comply with any of the relative rules or regulations, certain liabilities or governmental actions may be imposed on us. See “Item 4. Information of the Company—4.B. Business Overview—Regulation” for more details. On February 25, 2023, the SAMR published the Administrative Measures for Internet Advertising, or the Measures on Internet Advertising, which requires that users should be able to close pop-up advertisements using one button and provide that the pop-up advertisements shall not contain a countdown timer or require more than one click to close and shall not pop up more than once on the same page. The Measures on Internet Advertising further specify that advertising activities via livestreaming is subject to the new rules. Furthermore, the Measures on Internet Advertising prohibit internet operators from publishing advertisements for certain items on internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors, cosmetics, alcohol, or beauty. The Chinese government may, from time to time, promulgate new advertising laws and regulations in the future to impose additional requirements on online advertising services relating to certain industries, such as medical, pharmaceutical, health care and after-school tutoring. For example, the Circular on the Administration of After-School Tutoring Advertisement jointly issued by the SAMR and seven other government authorities on November 3, 2021 mandates that new media, internet platforms and other mainstream media shall not publish or broadcast any advertisement on after-school tutoring services targeting primary and middle school students and pre-school children. We may be required to modify the operation of our advertising business and curb advertisements in connection with certain restricted sectors in order to meet the evolving compliance requirements on the industry, which may adversely affect our online marketing revenue.

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

On January 25, 2007, the Ministry of Public Security, the Ministry of Culture (the predecessor of the MCT), the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications on the use of virtual currency. To curtail online games that involve online gambling, as well as address concern that virtual currency could be used for money laundering or illicit activities, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games, (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games, (c) bans the conversion of virtual currency into actual currency or property and (d) prohibits services that enable game players to transfer virtual currency to other players.

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

Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency, except for the above-mentioned online game related virtual currency. Although the term “virtual currency” is widely used in livestreaming industry, we believe that such “virtual currency” used in our livestreaming communities, including Yuchi, does not fall into the virtual currency defined under the Virtual Currency Notice, and we are not subject to any online game virtual currency laws and regulations for our livestreaming business. Further, given that the MCT withdrew from overseeing virtual currency in May 2019, the uncertainty deepened as to which authority will regulate the industry and how. Due to the uncertainties of the interpretation and implementation of the laws and regulations, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, including expanding the applicability of the existing virtual currency related laws and regulations to non-online game related virtual currency. In such case, we may be required to obtain additional approvals or licenses, or apply for a specific license for virtual currency from the designated regulatory authority in the future, or change our current business model and may be subject to fines or other penalties, which could adversely affect our business.

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

We and Tencent, through our respective PRC affiliated entities, have entered into a strategic cooperation framework memorandum which became effective on January 31, 2018 and was subsequently replaced by the amended and restated strategic cooperation framework memorandum dated April 1, 2019 (the “Amended and Restated SCFM”). For details, please refer to “Item 4. Information of the Company—4.B. Business Overview—Our Relationship with Tencent.” As of March 31, 2023, Tencent held 12,070,080 of our ordinary shares, representing 37.7% of our total voting power (excluding 2,560,562 ordinary shares repurchased in the form of ADSs), through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, which held 12,068,104 ordinary shares and 1,976 ordinary shares in the form of ADSs, respectively. For details, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” As a result, Tencent has substantial influence over our business and their interests may not be aligned with ours or the other shareholders. For details please refer to “—Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.”

If we encounter difficulties implementing our strategic cooperation with Tencent, our management may need to divert their attention from existing operations. In addition, certain terms of the Amended and Restated SCFM may limit our ability to collaborate with third-party game developers or publishers. Our relationship with Tencent does not restrict Tencent from entering into collaboration with other parties. Tencent has, in the past, invested in, and may in the future continue to invest in, our direct or indirect competitors, including companies such as HUYA Inc. Tencent may devote resources or attention to the other companies it has an interest in, including our direct or indirect competitors. As a result, we may not fully realize the benefits we expect from the strategic cooperation with Tencent. Failure to realize the intended benefits from the strategic cooperation with Tencent, or potential restrictions on our collaboration with other parties, could materially and adversely affect our business and results of operations.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2023, our directors and executive officers beneficially owned, after taking into account RSUs that will become vested within 60 days after the date of this annual report, an aggregate of 17.4% of our total outstanding ordinary shares (excluding 2,560,562 ordinary shares repurchased in the form of ADSs). As of March 31, 2023, Tencent held 12,070,080 of our ordinary shares, representing 37.7% of our total voting power (excluding 2,560,562 ordinary shares repurchased in the form of ADSs), through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, which held 12,068,104 ordinary shares and 1,976 ordinary shares in the form of ADSs, respectively. In addition, pursuant to the terms of our Fourth Amended and Restated Memorandum and Articles of Association, Mr. Shaojie Chen and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, have the right to appoint up to four directors. Nectarine, a wholly-owned subsidiary of Tencent, has the right to appoint up to two directors as long as it beneficially owns no less than 33% of the shares it beneficially owns immediately prior to the completion of our initial public offering in July 2019. Our board of directors has the right to appoint up to four independent directors and may appoint additional directors, if any. Directors appointed by a specified group may only be removed by the affirmative vote of such group. Our officers are nominated by Mr. Shaojie Chen (who has a second or deciding vote when there is an equality of votes) and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, and are elected by the board at such terms and remuneration as the board sees fit. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. However, we cannot assure you that in the future we will not identify any material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or management override of internal controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. If we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

We have granted RSUs in the past and may continue to grant share-based awards in the future, which may have an adverse effect on our future profit. Exercise of the share options and the vesting of the RSUs granted will increase the number of our Shares in circulation, which may adversely affect the market price of our Shares.

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

We recognize expenses of RMB66.7 million in our consolidated statement of income for the year ended December 31, 2022. As of December 31, 2022, our unrecognized share-based compensation expenses amounted to nil. As of March 31, 2023, 2,075,858 RSUs have been granted that are not forfeited under the Amended and Restated 2018 RSU Scheme and no award has been granted and outstanding under the 2019 Share Incentive Plan. As of March 31, 2023, 2,075,858 RSUs corresponding to 2,075,858 ordinary shares have become vested.

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

In addition, in 2020, 2021 and 2022, we experienced multiple incidents where the users paid for our virtual currency through fraudulent methods, including illegal use of credit cards. While such incidents have decreased significantly given tightened regulation, we may lose all the revenue we were supposed to generate from the sales as we were not able to collect or recover on any of it when such incidents occurred. Although we have instated authentication mechanisms that help us detect such fraudulent paying methods, we still cannot guarantee that our mechanisms can prevent all fraudulent virtual currency purchases. These fraudulent transactions cause harm to our financial results and business operations.

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

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Wuhan Douyu and Wuhan Ouyue, the VIEs. Wuhan Yule, our wholly-owned subsidiary in China, has entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) be considered as the primary beneficiary of, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the VIEs for accounting purposes and hence consolidate their financial results as the VIEs under U.S. GAAP, to the extent the conditions for the consolidation of the VIE under U.S. GAAP are satisfied. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we or the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAMR, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;
●	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply; or
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate or derive economic interests from the VIEs.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. For example, on February 17, 2023, the CSRC issued the Overseas Listing Trial Measures which became effective on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with VIEs and applying to file with the CSRC, the CSRC will solicit opinions from relevant PRC regulatory authorities and complete the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner or at all for our further capital raising activities which are subject to filing requirements under the Overseas Listing Trial Measures due to the VIEs, our ability to raise or utilize funds could be materially and adversely affected, and we may be required to unwind the VIEs or adjust our business operations or conduct restructuring to meet the filing requirements. However, as the Overseas Listing Trial Measures were recently promulgated, it remains uncertain as to the interpretation, application, and enforcement of the Overseas Listing Trial Measures and how they will affect our operations in China and our future capital raising activities. If any of these occurrences result in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

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

Due to PRC restrictions or prohibitions on foreign ownership of Internet and other related businesses in China, we operate our business in China through the VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIEs and their shareholders, including the powers of attorney, to control and operate the business of the VIEs. These contractual arrangements entered into with the VIEs and their shareholders are intended to allow us to obtain economic benefits from them. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders” for more details about these contractual arrangements. In particular, our ability to control the VIEs depends on the powers of attorney, pursuant to which Douyu Yule (our wholly-owned subsidiary in China) can vote on all matters requiring shareholder approval in the VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

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

The VIEs hold certain assets that are important to our operations, including the ICP License, the Online Culture Business License, the Commercial Performance License, the License for Online Transmission of Audio-visual Programs and the Radio and Television Program Production and Operating Permit. Under our contractual arrangements, the shareholders of the VIEs may not voluntarily liquidate the VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain thresholds in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new product and service offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our products and services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares representing your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our Fourth Amended and Restated Memorandum and Articles of Association, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our Fourth Amended and Restated Memorandum and Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the ordinary shares underlying your ADSs, the depositary will give us or our nominee a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings if:

●	we have timely provided the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we wish a discretionary proxy to be given;
●	we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would not have a material adverse impact on shareholders; and
●	the depository has received an opinion of counsel in form and substance satisfactory to the depository.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As an exempted company incorporated in the Cayman Islands that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we do not plan to have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. We also do not plan to hold annual meeting of shareholders no later than one year after the end of fiscal year-end. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Board of Directors.” As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We were likely a passive foreign investment company, or PFIC, for 2022 and there is a significant risk that we will be a PFIC for 2023 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

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

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case our PFIC status for any taxable year depends largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because generally our market capitalization has declined substantially since the beginning of 2021, if the value of our goodwill is determined by reference to the average of our quarterly market capitalization then we were likely a PFIC for our 2021 and 2022 taxable years. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2023 and possibly future taxable years. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We have not obtained any valuation of our assets (including goodwill). U.S. holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Moreover, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2023 or any future taxable year.

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

ITEM 4.INFORMATION ON THE COMPANY

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

In June 2016, each of Yuxing Tianxia and Yuyin Raoliang was incorporated in the PRC by Wuhan Douyu. These entities focus on entering into business contracts with streamers.

In 2018, we undertook an equity restructuring in order to redomicile our business from the PRC to the Cayman Islands (the “2018 Restructuring”). We were incorporated in the Cayman Islands as the holding company of the Group, and through our wholly owned subsidiaries in the PRC, we entered into a series of contractual arrangements (“VIE agreements”) with Wuhan Douyu, Wuhan Ouyue, and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of, Wuhan Douyu and Wuhan Ouyue for accounting purpose.

In July 2019, we completed an initial public offering in which we and certain selling shareholders offered and sold an aggregate of 6,738,711 ordinary shares in the form of ADSs. On July 17, 2019, the ADSs began trading on the Nasdaq Global Select Market under the symbol “DOYU.”

We are a holding company and do not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC through Douyu Yule and the VIEs. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” Wuhan Douyu, Wuhan Ouyue and their respective subsidiaries hold our ICP License, the License for Online Transmission of Audio-visual Programs, the Online Culture Business License, and other licenses or permits that are necessary for our business operations in the PRC.

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

4.B. Business Overview

We are a leading game-centric livestreaming platform in China and a pioneer in the eSports value chain. We aim to build an integrated game-centric ecosystem of livestreaming, video, graphic content and other interactive and community features. We operate our platform both on mobile apps and PC portals, through which users can enjoy immersive and interactive games and entertainment livestreaming, access to a wide array of video and graphic contents, and participate in community events and discussions.

Our platform attracts a large number of highly loyal and engaged user base through both organic growth and traffic acquisition. As of December 31, 2021 and 2022, we had 433.4 million and 471.8 million registered users on PC and mobile apps, respectively. Our average mobile MAUs on the mobile platform was 57.4 million for the fourth quarter of 2022, representing a 7.9% year-over-year decrease from the fourth quarter of 2021. We believe our diverse content offerings and interactive product features allow us to retain user and promote their engagement level. Our average next-month active mobile user retention rate was 68.7% and 68.5% over the preceding 12-month periods as of December 2021 and December 2022, respectively.

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

The passion for games and interactions among gamers and game enthusiasts extends beyond just playing. Against the backdrop of eSports’ booming popularity, we believe China has a massive and growing gamer community that is seeking interactive and engaging entertainment through game livestreaming, short video, graphic content and community discussions. As one of the first game-centric livestreaming platforms to make the foray into eSports, we are strategically positioned to benefit from the proliferation of the eSports industry in China. The eSports industry generates highly attractive content and helps to transform our platform into an engaged and vibrant community. Through our investments in and collaborations with a variety of participants across the value chain, we have gained coveted access to premium eSports content attracting millions of viewers to our platform, enabling us to organize our own tournaments and produce exclusive eSports content only available on our platform which further attracts users and improves their stickiness. Our average mobile eSports MAUs were approximately 37.1 million and 28.3 million in the fourth quarter of 2021 and 2022, respectively. We have been expanding our content offerings beyond eSports to cover more types of non-eSports games with an aim to satisfy our engaged users’ evolving needs and further increase the size of our active user base.

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

We employ a multi-channel monetization model. We believe the vibrant and interactive game community created on our platform drives user satisfaction, which provides diversified opportunities for user spending. Leveraging a large number of viewers and a deep pool of streamers, our monetization channels primarily include livestreaming and advertisement. Livestreaming is our main monetization channel and mainly involves sales of a wide array of virtual gifts. Our large and highly engaged user base attracts advertisers from a wide spectrum of industries, which has contributed to our advertising revenue. In addition, we generate a small portion of revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers, and game-related services, which mainly involves sales of game-specific memberships to users.

OUR BUSINESS

Content on Our Platform

We are dedicated to providing a wide range of game-centric integrated content ranging from livestreaming, video, voice, graphic contents to community features, with a primary focus on games, especially on eSports. We have been expanding our content offerings beyond eSports to cover more types of non-eSports games to further grow our user base. Our diverse content offering also covers other entertainment options such as talent shows, music and outdoor activities to better serve a broad user base and cater to diverse interests.

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

Video and graphics

In addition to providing livestreaming content, we also offer video clips and graphics on our platform, which supplements our comprehensive content offerings to better serve users’ evolving needs. Our video and graphic contents are uploaded by live-streamers, content creators and users. Video clips include replays of selective livestreaming content and other engaging and diversified content. Graphics include game guides, tutorials, news and other types of content.

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

Our Users

We have a large and engaging young user base with willingness to spend and share on social networks. As of December 31, 2021 and 2022, we had 433.4 million and 471.8 million registered users on our PC and mobile apps, respectively. Our average mobile MAUs decreased from 62.4 million in the fourth quarter of 2021 to 57.4 million in the fourth quarter of 2022, primarily due to our temporary operational adjustment of our copyright procurement strategy, where we ceased to acquire certain eSport tournaments in 2022.

Our users are attracted to and retained by our rich game-centric content and influential streamers. Our average mobile eSports MAUs were approximately 37.1 million and 28.3 in the fourth quarter of 2021 and 2022, respectively. Our user base is also loyal and highly engaged. In 2022, our average next-month active mobile user retention rate was 68.5%, and was 68.7% in 2021. We strive to cultivate the paying habits of our users. Our quarterly average paying users were 7.3 million and 5.6 million in the fourth quarter of 2021 and the fourth quarter of 2022, respectively. We have experienced in the past and may continue to experience some fluctuations in our paying users due to our adjustment of marketing activities in order to increase the stickiness of paying users as part of our stable operating strategies.

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

Livestreaming

We derive a substantial portion of our revenues from livestreaming, mainly from the sale of virtual gifts. In 2020, 2021 and 2022, we generated RMB8,852.2 million, RMB8,596.6 million and RMB6,797.3 million (US$985.5 million) respectively from livestreaming, representing 92.2%, 93.8% and 95.6% of our total net revenues for the same periods. In 2022, we had a total of 15.5 million annual paying users.

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

Advertisement and Others

We generate revenues from advertisement and other services, including brand advertisements, game advertisements and to a lesser extent, game distribution and other game-related services. Our advertisement and other revenue was RMB749.7 million, RMB568.7 million and RMB310.9 million (US$45.1 million) respectively in 2020, 2021 and 2022, which constituted approximately 7.8%, 6.2% and 4.4% of our total revenues for the same periods.

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

Others

We generate a small portion of our revenues from other services, including game distribution and other game-related services. With many of our audience being gamers, we believe our platform is a prime gateway for distributing games from developers and publishers to their target customers. Based on revenue-sharing contracts with developers and publishers of mobile and web-based games, we usually receive fees based on transaction volume our platform relating to the games we distribute. These revenue-sharing arrangements are usually in the form of collaborative frameworks for a period of time, which may be renewed in good faith upon expiration.

To explore new monetarization channels, we recently initiated game-related services such as game-specific membership services based on users’ evolving needs for in-game items.

Our Platform

Our platform offers unique features to our users, such as content recommendation and search, data analytic tools and room control. With its diverse content offering and advanced technological features, we believe our platform creates an interactive, engaging and fun community.

Livestreaming Process and Platform Interface

We operate our platform on mobile apps, websites and the PC application, through which users can enjoy immersive and interactive games and entertainment livestreaming.

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

Access Our Streaming Platform

Viewer Access

We developed mobile streaming apps, as well as a web-based streaming portal and its supplemental applications, to provide comprehensive viewing experiences for our viewers. Viewers can access our platform via our mobile app Douyu Livestreaming (斗鱼直播) including its associated mini programs, our web portal at www.douyu.com or PC application Douyu PC Client Portal (“斗鱼PC客户端”). Our mobile streaming app and web portals offer substantially similar functions and features, with our mobile streaming app providing simplified and easy to use functions tailored for mobile users.

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

Interaction. Bullet chatting is featured on our platform to allow viewers to post messages that glide across the screen. Bullet chats are visible by all viewers who watch the same livestream, stimulating interactions among viewers. Viewers can also communicate with each other or the streamer in real time through our regular chat room function. Lastly, viewers can initiate direct voice chat requests with the streamers and other viewers.

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

Streamer Features

Our streamers have access to the following features to optimize the streaming experience:

Streaming and uploading. Our platform synchronizes and integrates multimedia streams, including audio and video streams and picture display, into one livestreaming output. Streamers can easily start livestreaming utilizing our easy-to-use interface. Streamers may also appoint room managers, make announcements, send notifications to viewers and change the room’s title. Other than livestreaming, streamers can store streaming archives on Douyu Streaming Video (“斗鱼视频”) and upload to their profile page for their followers to watch or revisit after the livestreaming. Streamers may also set up an account in Yu Bar (“鱼吧”), a short-blogging community where they can interact with their followers by posting and replying to short blogs.

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

Video and Audio Quality

We strive to adopt the latest video and audio industry standards across multiple devices and networks. Our state-of-the-art technology allows us to provide smooth audio-visual transmission while minimizing the bandwidth used in the transmission of our content, while minimizing to minimize data loss and jitter. Our mobile apps are designed to run smoothly on all mobile phones. Our PC and mobile apps support blue-ray and full HD high quality livestreaming.

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

We developed the following mechanisms to monitor the content on our platform:

●	AI-backed Automatic Detection Process. We utilize an automatic system to monitor our platform and the data generated in our system for sensitive key words or questionable materials on a real-time basis. The text identification system screens text content based on preset key words and an anti-spam system; the picture identification system screens picture content based on optical character recognition and illegal content detection; and the audio identification system screens audio content by converting it into text content and analyzing for illegal content. We have also developed an in-house proprietary monitoring system that takes screenshots of our livestreaming channels every 10 seconds based on our “smart” image detection technology. Our system has machine learning capability and will update our database automatically.
●	Manual Review. All of the automatic detection results that are escalated are reviewed by our content monitoring staff manually. We have a dedicated content monitoring team who also proactively check our rooms on a 24/7 basis for inappropriate or illegal content.
●	Self-regulation system by streamers, room managers. We require streamers and room managers to monitor the content in their rooms and ensure that their rooms’ content complies with our terms of service. We provide streamers and room managers with administrative accounts, which give them special privileges such as forcibly removing or banning viewers from the room. Streamers and room managers are incentivized to ensure the compliance of their room with our terms of service pursuant to our policies.
●	Report by users. Our users are encouraged to report any noncompliance of our terms of service via the “report” button on our website and mobile apps. We review users’ reports on a 24/7 basis and strive to resolve each report within 90 seconds. Reporting users are entitled to awards in the form of our virtual currency, should their reports be considered valid.

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

Teenager Mode

We also place great emphasis on the protection of minors. When our users sign in our platform, a pop-up window will automatically be opened and our users can elect to be identified as a teenager. Once identified as a teenager, our users will sign into our teenager mode, where we would filter out and display contents that are suitable for minors. The users of teenager mode are not allowed to purchase virtual gifts or currencies, send virtual gifts, send bullet chats, or host livestreaming on our platform. In addition, the users of teenager mode are prohibited from accessing our platform from 10 p.m. to 6 a.m. every day. In teenager mode, if the total time spent in a single day exceeds 40 minutes for a user, the user will be required to enter the guardianship password to continue using our platform.

Our Relationship with Tencent

Tencent became a shareholder of Wuhan Douyu, one of our wholly-owned subsidiaries, in April 2016 when it purchased certain of Wuhan Douyu’s shares through Linzhi Lichuang, an entity controlled by Tencent. Tencent subsequently increased its investment in Wuhan Douyu by purchasing shares in Wuhan Douyu’s subsequent rounds of financing and in our company by subscribing for Series E Preferred Shares. As of March 31, 2023, Tencent holds approximately 37.7% of our total outstanding ordinary shares (excluding 2,560,562 ordinary shares repurchased in the form of ADSs) through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, representing 37.7% of our total voting power. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

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

License	Entity Holding the License	Type of the Entity	Regulatory Authority
License for Value-added Telecommunications Business	Wuhan Douyu	VIE	Communications Administration of Hubei Province

License for Online Culture Business	Wuhan Douyu	VIE	Bureau of Culture and Tourism of Wuhan Municipality

License for Commercial Performance	Wuhan Douyu	VIE	Administration Committee of Wuhan East Lake High-Tech Development Zone

License for Production and Operation of Radio and Television Programs	Wuhan Douyu	VIE	Administration for Radio and Television of Hubei Province

License for Online Transmission of Audio-visual Programs	Wuhan Ouyue	VIE	National Radio and Television Administration

License for Production and Operation of Radio and Television Programs	Wuhan Ouyue	VIE	Administration for Radio and Television of Hubei Province

License for Online Culture Business	Wuhan Ouyue	VIE	Bureau of Culture and Tourism of Wuhan Municipality

License for Commercial Performance	Wuhan Ouyue	VIE	Administration Committee of Wuhan East Lake High-Tech Development Zone

License for Value-added Telecommunications Business	Wuhan Ouyue	VIE	Communications Administration of Hubei Province

License for Commercial Performance	Douyu Yule	Wholly Foreign- owned Enterprise	Department of Culture and Tourism of Hubei Province

Intellectual Property

We regard our proprietary domain names, copyrights, trademarks, trade secrets and other intellectual property as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2022, we had registered:

●	514 trademarks in China, including the logo for douyu.com;
●	61 domain names, including douyutv.com, douyu.tv and douyu.com;
●	1,860 patents in China, three patents in the United States; and
●	43 software copyrights in China, relating to all of our online communities and other products.

As of December 31, 2022, we had 79 pending trademark applications in China and other jurisdictions, including but not limited to the United States, Japan, European Union, Singapore, Malaysia, Thailand, Indonesia and Turkey. As of December 31, 2022, we have submitted 1,021 pending patent applications independently or jointly with third parties in China. Substantially all of our intellectual property is owned by Wuhan Douyu, and certain trademarks, copyrights and domain names are owned by Wuhan Ouyue for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. Douyu Yule obtained certain patents and copyrights in 2020, 2021 and 2022, respectively.

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

Enforceability of Civil Liabilities

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We enjoy the following benefits:

●	political and economic stability;
●	an effective judicial system;
●	a favorable tax system;
●	the absence of exchange control or currency restrictions; and
●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and
●	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, and Han Kun Law Offices, our PRC counsel, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been further advised by our Cayman Islands counsel, Maples and Calder (Hong Kong) LLP, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a judgment obtained in the federal or state courts of the United States at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

PRC

We have been advised by Han Kun Law Offices, our PRC counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or our Ordinary Shares.

Regulation

Regulations Relating to Foreign Investment

The Foreign Investment Law of the PRC, adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 12, 2019 became effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council. On December 31, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in the PRC, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.

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

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008 and February 6, 2016, regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that foreign investors are generally prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including, among others, provisions of Internet content. In addition, foreign investors are required to have sufficient experience operating value-added telecommunications business when applying for the MIIT’s value-added telecommunications business operation license. On April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the FITE Regulations. The amendments include, among others, removing the performance and operational experience requirements for main foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business as set out in the FITE Regulations. The amended FITE Regulations took effect on May 1, 2022.

On July 13, 2006, the Ministry of Information Industry (which is the predecessor of the MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which provides that: (i) foreign investors can only operate a telecommunications business in China through telecommunications enterprises with a valid telecommunications business operation license; (ii) domestic license holders may not rent, transfer or sell telecommunications business operation licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in China; (iii) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (iv) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and (v) all value-added telecommunications service providers should improve their network and information security, establish a relevant information safety system and set up emergency plans to ensure network and information safety.

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

Regulations Relating to Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate provisions of Internet information services in the PRC. According to the ICP Measures, Internet information services refer to provisions of information through the Internet to online subscribers, including commercial and non-commercial services. Pursuant to the ICP Measures, commercial Internet information service providers shall obtain ICP Licenses from relevant PRC local authorities before engaging in commercial Internet information services in China. In addition, according to applicable PRC laws, administrative regulations or rules, providers of Internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatuses shall obtain the consent of the relevant competent government authorities before applying for operating permits or carrying out record-filing procedures.

Additionally, the ICP Measures and other relevant measures also prohibit the publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incites the commission of crimes or infringes upon the lawful rights and interests of third parties. If an Internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and delete the information and report it to the government authorities. Any provider’s violation of these prohibitions, in serious cases, will lead to revocation of its ICP License and shutdown of its Internet systems. On January 8, 2021, the CAC issued the Revised Draft for Comment of the ICP Measures, or the Draft ICP Measures, which reinforces the responsibilities of Internet information services providers and includes: (i) establishing a review system of content publication, (ii) verifying the truthfulness of identity of users; and (iii) protecting the privacy and safety of personal information. As of the date of this annual report, the Draft ICP Measures has not been adopted.

On June 27, 2022, the CAC issued the Administrative Provisions on the Account Information of Internet Users, or the Internet Users’ Account Information Provisions, which became effective on August 1, 2022. The Internet Users’ Account Information Provisions require internet information service providers to (i) formulate and disclose management rules and platform conventions relating to the users’ account information, enter into service agreements with users; (ii) authenticate users’ identities based on their organizational codes, PRC ID numbers or mobile phone numbers, etc.; and (iii) display the home location information of internet protocol addresses of users within a reasonable scope on their account information pages.

On September 9, 2022, the CAC, the MIIT and the SAMR issued the Administrative Provisions on Internet Pop-up Window Information Notification Services, effective from September 30, 2022, which requires that providers of Internet pop-up window information push services shall implement the responsibilities of information content management and establish and improve management systems for censoring of information content, ecological governance, data security and personal information protection, and protection of minors.

The Administrative Regulations on Services of Online Comment Threads, which was promulgated by the CAC on August 25, 2017 and became effective on October 1, 2017, most recently amended on November 16, 2022 and took effect on December 15, 2022, require that the service providers of online comment threads shall (i) certify the identity information of the registered users according to the principles of “using real name at back end and using alias or real name voluntarily at front end”; (ii) establish and improve a protection system for users’ information; and (iii) establish sound review management, real-time inspection, emergency response and other information security management systems for the comment threads, timely discover and handle illegal information, and report the same to the competent authorities.

On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly released the Administrative Provisions on Deep Synthesis in Internet Information Services, which prohibit organizations or individuals from using deep synthesis services to produce, reproduce, release or distribute any information prohibited by applicable laws or administrative regulations, or using deep synthesis services to engage in activities prohibited by applicable laws or administrative regulations. It also requires deep synthesis service providers to (i) fulfill their responsibilities for information security, establish and improve management systems for, among others, user registration, algorithm mechanism examination, ethical vetting in technology, information release vetting, protection of data security and personal information, anti-telecommunications and internet fraud, security assessment and monitoring, and emergency response to security incidents; (ii) formulate and disclose relevant management rules and platform conventions, and inform users and deep synthesis technology supporters of the responsibilities for information security by prominent mark; and (iii) authenticate users’ identities based on their organizational codes, PRC ID numbers or mobile phone numbers, etc.

On April 11, 2023, the CAC published the Administrative Measures for Generative Artificial Intelligence Services (Draft for Comment). Pursuant to the measures, generative artificial intelligence, or generative AI, refers to the technology for generating text, pictures, sounds, videos, codes and other content on the basis of algorithms, models or rules. It provides that generative AI products or services providers shall comply with the requirements of laws and regulations, respect for social morality, public order and good customs. Before providing services to the public by virtue of generative AI products, an application for security assessment shall be filed with the CAC in accordance with laws and regulations, and the formalities for record-filing, change or deregistration of algorithms shall be completed in accordance with the Administrative Provisions for the Recommendation of Internet-based Information Service Algorithms. It also provides that generative AI products providers shall require their users to provide real identity information when using generative AI products in accordance with the PRC Cyber Security Law. In addition, it imposes some requirements for generative AI products providers, including but not limited to (i) specifying and disclosing their applicable users, occasions and purposes of their services, and taking appropriate measures to prevent users from over-reliance on or addiction to generated contents, (ii) protecting information input by users and users’ usage records; (iii) establishing mechanisms for receiving and handling users’ complaints; and (iv) prohibiting from generating discriminatory content based on the race, nationality and gender of users. The period for public comments ended on May 10, 2023, and there is no timetable as to when these measures will be enacted.

Regulations Relating to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile applications and the Internet application store are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which were promulgated by the CAC on June 28, 2016 and became effective on August 1, 2016, and further amended on June 14, 2022 and took effect on August 1, 2022. Pursuant to the APP Provisions, app information service providers shall obtain relevant qualifications required by laws and regulations, strictly fulfill their responsibilities for information security, establish and improve management systems for, among others, data security and users’ information protection, information content examination and management, and protection of minors, and perform the obligation of conducting security assessments in accordance with relevant laws and regulations. The app store service providers shall conduct filing formalities with local branches of the CAC within 30 days after the commencement of its online operations.

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance.

On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to enhance the protection of users’ personal information in relation to the download, installing and upgrade of apps.

On February 6, 2023, the MIIT released the Notice on Further Raising the Service Capabilities of Mobile Internet Applications, which reiterates the importance of service capabilities of mobile internet applications and relevant service providers, and imposes a series of requirements for applications developers, applications service providers and applications platform services providers, including but not limited to providing appropriate services related to downloading and uninstalling mobile internet applications with users, using automatic renewal services only upon the users’ consent and offering convenient options to cancel automatic renewal services to users.

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

Providers of audio-visual program services through the Internet (including through mobile networks) in general must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by the SARFT; and such providers are required to obtain the License for Online Transmission of Audio-visual Programs issued by the NRTA, or complete certain registration procedures with the NRTA.

On May 21, 2008, the SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-visual Programs, as amended on August 28, 2015, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also stipulates that Internet audio-visual program services providers engaging in such services prior to the promulgation of the Audio/Video Measures are able to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no record of violation during the three months prior to the promulgation of the Audio/Video Measures. Further, on March 30, 2009, the SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted through the Internet, including through mobile networks, where applicable, and prohibits certain types of Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, as adjusted on March 10, 2017, which classifies Internet audio/visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio/Visual Programs promulgated by the SAPPRFT on September 2, 2016 emphasizes that, unless a specific license is granted, an audio/visual programs service provider is forbidden from engaging in livestreaming on major political, military, economic, social, cultural and sports events.

On July 6, 2012, the SARFT and the CAC issued the Notice Regarding Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films, pursuant to which providers of Internet audio-visual program services that are engaged in the production of online audio-visual programs such as online drama series and micro-films and broadcast such programs on their own websites shall lawfully obtain the Radio and Television Program Production and Operating Permit issued by local branches of the NRTA and the corresponding License for Online Transmission of Audio-visual Programs at the same time. Providers of Internet audio-visual program services shall report the information on online audio-visual programs such as online drama series and micro-films which have been reviewed and approved to the provincial branches of the NRTA in their domiciles for filing.

In April 2016, the SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Transmission Audio-visual Program Services, which apply to the provision of radio, television programs and other audio-visual programs to a targeted audience on television and all types of handheld electronic equipment. This provision covers the Internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as Internet protocol television, private network mobile television and Internet television. Anyone who provides private network and targeted transmission audio-visual program services must obtain a License for Online Transmission of Audio-visual Programs issued by the SARFT and operate its business pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above-referenced businesses.

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

In addition, the SAPPRFT issued the Notice Concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs in September 2016, pursuant to which an Internet livestreaming service provider shall: (i) equip personnel to review the content of livestreaming content; (ii) establish the technical methods and work mechanisms in order to replace the unlawful content by using the backup program; and (iii) record the livestreaming program and keep the records for at least 60 days to fulfill the inspection requirements by competent administrative authorities. The CAC promulgated the Regulations for the Administration of Online Livestreaming Services, or Internet Livestreaming Services Provisions, on November 4, 2016, which came into effect on December 1, 2016. According to the Internet Livestreaming Services Provisions, an Internet livestreaming service provider shall: (a) establish a livestreaming content review platform; (b) conduct authentication registration of Internet livestreaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with Internet livestreaming services user to specify both parties’ rights and obligations.

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

On November 18, 2019, the CAC, the MCT and the NRTA jointly issued the Administrative Provisions on Internet Audio-Video Information Services, or the Internet Audio-Video Information Services Provisions, which became effective on January 1, 2020. The Internet Audio-Video Information Services Provisions define “Internet audio-video information services” as providing audio and video information production, uploading and transmission to the public via Internet platforms such as websites and applications. Entities providing Internet audio-video information services must obtain relevant licenses subject to applicable PRC laws and regulations and are required to authenticate users’ identities based on their organizational codes, PRC ID numbers or mobile phone numbers, etc.

In November 2020, the NRTA issued the Notice on Strengthening the Management of Network Live-performance Streaming and E-Commerce Streaming, which requires a live-performance streaming platform to adopt and practically implement the real-name registration system for the streamers and the viewers who purchase virtual gifts for streamers by taking measures including real-name verification, face recognition and human review. Viewers who fail to pass the real-name registration shall not be allowed to purchase virtual gifts. Live-performance streaming platforms shall block any mechanism that allows minors to purchase any virtual gifts for the streamers. A platform shall set the limitations of the maximum amount for purchasing virtual gifts for each time, each day and each month. If a viewer makes virtual gift purchases that aggregately reach the half of the daily or monthly limitations, the platform shall notify such viewer and allow such viewer to make further purchase only when he or she confirms the payment through SMS verification or other methods. If a viewer makes virtual gift purchases that aggregately reach the full daily or monthly limitations, the platform shall suspend purchase services to such viewer. A platform shall also adopt a delayed-fund-transfer system such that if a streamer commits illegal activities, the purchase of virtual gifts shall be refunded to viewers. In addition, the live-performance streaming platform shall not adopt operational strategies that encourage viewers to purchase virtual gifts irrationally. If the platform finds that any streamer or his or her agent implies, solicits or encourages viewers to make large amount purchases by means of disseminating vulgar information, engaging in an organized publicity stunt or engaging a “water army” to purchase virtual gifts in large volumes, the platform shall take measures against such streamer and such agent, list him or her on a watch list and report him or her to the radio and television administration authorities. In addition, it requires live-performance streaming platforms and e-commerce streaming platforms to complete filing with the National Information Registration Administration System of Online Audio/Video Platforms prior to November 30, 2020.

In February 2021, the CAC, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the MCT, the SAMR and the NTRA jointly promulgated the 2021 Streaming Guidance Opinions. Pursuant to the 2021 Streaming Guidance Opinions, the online streaming platforms shall adopt a tiered and classified management system over the streamers’ accounts, with those accounts managed in different tiers and classes based on the nature of the streamers, operational contents, number of fans, popularity of the streaming, time limit of the streaming and other factors. Online streaming platforms shall set up appropriate limitations for streamers’ accounts in different tiers or classes in terms of the total amount of virtual gifts received in any single session of streaming performance, the popularity of the streaming, the time length of the streaming, the sessions of the streaming in any single day, the time gap between different streaming sessions and other factors, and take necessary warning measures against the streamers who violate relevant laws and regulations. In addition, online streaming platforms are required, among other things, to set up appropriate limitations for the maximum purchase price for each virtual gift and the maximum value of virtual gifts that the users send to the streamers each time, and online streaming platforms are required, if necessary, to set up a cooling-off period and a delayed-fund-transfer system for giving virtual gifts. The 2021 Streaming Guidance Opinions further provide that all livestreaming platforms that provide online audio/video services shall obtain a License for Online Transmission of Audio-visual Programs or complete filing with the National Information Registration Administration System of Online Audio/Video Platforms.

On March 25, 2022, the CAC, the SAMR and the SAT jointly issued the Opinions on Further Regulating the Profit-making Behaviors of Livestreaming to Promote the Healthy Development of the Industry, pursuant to which, online streaming platforms shall strengthen the management of online livestreaming account registration and implement the real-name registration system for the streamers based on their PRC ID numbers or organizational codes. Online streaming platforms shall report the relevant information of streamers who have profit-making behaviors in the livestreaming to the local cyberspace administration department and competent tax authorities every six months. Further, online streaming platforms are required to adopt tiered and classified management systems over the live-streamers’ accounts. The Opinions also propose to strengthen the tax obligations of streamers. Online streaming platforms are required to (i) clearly indicate the rights and obligations of the streamers, such as the requirements to complete registration with relevant authorities and their tax liabilities, in the service agreements with streamers; (ii) clearly identify the sources and nature of income of streamers; and (iii) perform their tax withholding obligations for personal income of streamers. The platforms shall not assign or evade their tax withholding obligations for personal income of streamers by any means and shall not assist streamers with tax evasion. In addition, the Opinions provide specific requirements for online streaming platforms to regulate livestreaming marketing activities. For example, online streaming platforms and streamers should not conduct false or misleading commercial publicity on commodity producers and operators as well as the performance, function, quality, source, honors won, qualification, sales status, transaction information, user evaluation and other statistics of the products, and online streaming platforms.

On April 12, 2022, the Online Audio-visual Program Management Department of the NRTA and the Publishing Bureau of the Central Propaganda Department issued the Notice on Strengthening the Management of Livestreaming of Online Games on the Online Audio-visual Program Platforms. The Notice provides that online audio-visual program platforms, including live streaming platforms, shall not (i) disseminate illegal games on audio-visual program platforms; (ii) stream online games that have not been approved by the competent authorities; and (iii) use live broadcast rooms and other forms to drive traffic for the illegal game content on various platforms. Further, the Notice requires live streaming platforms to strengthen the management of game livestreaming content. For example, livestreaming platforms, in particular, online game livestreaming platforms, shall strictly control the content setting, publicity and interactions of users and take effective measures to strengthen the management of livestreaming of online games, such as establishing and improving the management system of information release, follow-up comments and emergency response related to living game programs and improving the program monitoring and public opinion monitoring mechanism. In addition, livestreaming platforms are also required to strengthen the guidance of the game anchor’s code of conduct and establish and implement the protection mechanism for minors. The platforms that conduct livestreaming of online games shall set up anti-addiction mechanisms for minors, take effective measures to ensure that the “teenager mode” is effective, implement the requirements of real-name system, prohibit minors from recharging and rewarding, and set up special channels for refund of rewards given by minors. The Notice also provides that those who violate the laws should not use livestreaming to make sound appearances. In addition, online audio-visual platforms (including various domestic and overseas individual and institutional accounts opened on relevant platforms) should not live broadcast overseas game programs or competitions without obtaining approval from relevant authorities.

On May 7, 2022, the General Office of Central Commission for Guiding Cultural and Ethical Progress, the CAC, the MCT and the NRTA jointly promulgated the Opinions on Regulating Online Live Streaming Rewards to Strengthen the Protection of Minors, which provide that live streaming platforms shall, among others, (i) livestreaming platforms shall not provide virtual gifting services to minors; and (ii) livestreaming platforms shall not provide live-streamer’s account registration services to minors under the age of 16 and shall obtain the consent from guardians before providing such services to minors between the ages of 16 and 18. The opinions also require online platforms to (i) continue to upgrade their “teenager mode” and establish a customer service team for minors to process the complaints and disputes related to minors; (ii) remove the rewards ranking within one month after the announcement of the opinions; and (iii) discontinue all services under “teenager mode” after 10:00 p.m. every day.

On June 8, 2022, the NRTA and the MCT issued the Code of Conduct for Live-streamers, or the Code of Conduct, which provides, among others, that: (i) for live streaming content that requires a high level of professional skills (such as medical and health care, finance, law and education), streamers should obtain the relevant practice qualifications and report the practice qualifications to the live streaming platforms, and the live streaming platforms should review and record the relevant qualifications; (ii) during live streaming sessions, streamers shall not behave extravagantly or waste food, flaunt luxury goods, jewelry and other assets, or display sexually suggestive and provocative content; (iii) live streaming platforms shall establish comprehensive internal policies to manage their streamers, covering various aspects of operations, from recruitment, training, daily management, performance evaluation to violation record management, and shall provide incentives to streamers who display positive qualities and abide by the Code of Conduct, and reprimand and discipline streamers who have violated the Code of Conduct, and ban the account of streamers who have repeatedly violated the Code of Conduct or applicable rules and regulations.

Regulations Relating to Online Cultural Activities

The Ministry of Culture promulgated the Provisional Measures on Administration of Internet Culture in 2011, as most recently amended in 2017, and the Notice on Issues Relating to Implementing the Newly Revised Provisional Measures on Administration of Internet Culture promulgated by the Ministry of Culture in 2011, which apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products developed, published and disseminated through the Internet which mainly include (i) online cultural products particularly developed for publishing through the Internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation), and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published on the Internet. Pursuant to this legislation, entities are required to obtain the Online Culture Business Licenses from the applicable provincial level counterpart of the MCT if they intend to engage commercially in any of the following types of activities:

●	production, duplication, import, release or broadcasting of online cultural products;
●	publishing of online cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or game consoles for the purpose of browsing, reading, reviewing, using or downloading such products by online users; or
●	exhibitions or contests related to online cultural products.

In August 2013, the Ministry of Culture issued the Administrative Measures for Content Self-Review by Internet Culture Business Entities, which requires Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required to be filed with the provincial level counterpart of the MCT.

The Regulations for the Administration of Audio and Video Products, as released by the State Council in August 1994 and last amended in November 2020, require that the publication, production, duplication, importation, wholesale, retail and renting of audio and video products are subject to a license issued by competent authorities.

In September 2021, the State Council released the Opinions on Improvement of Internet Civilization, which reiterates the necessity of strengthen the order in cyberspace and requires Internet platforms to strengthen the responsibility of network platform, strengthen the website platform community rules, user agreement construction, and enhance national security awareness.

On September 15, 2021, the CAC released the Opinions on Further Intensifying Responsibilities of Website Platform for Information Content, which provides specific requirements for website platforms from various aspects, such as community rules, accounts, content moderation, content quality management, key functions, platform operation, minors’ online protection and personnel management. Website platforms are required to improve their content review mechanism, refine the review standards, strengthen the management of pop-ups, accurately handle the procedures of sending out push notifications to users and strictly control the frequency of push notifications.

On November 2, 2022, the CAC promulgated the Notice on Effectively Strengthening the Governance of Cyber Violence, which provides specific measures to deal with cyber violence: (i) establishing and improving the prevention mechanism for cyber violence; (ii) strengthening the protection of the victims of cyber violence; (iii) preventing the spread and dissemination of cyber violence information, in particular, strengthening the management of livestreaming and short videos; and (v) dealing with and imposing punishment in accordance with laws and regulations.

Regulations Relating to Online Game Operation

The Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Markets in the “Three Provisions” jointly promulgated by the Ministry of Culture, the SARFT and the GAPP, which was issued by the State Commission Office for Public Sector Reform (a division of the State Council) and became effective on September 7, 2009, provides that the SAPPRFT is responsible for the examination and approval of online games to be uploaded on the Internet and that, after being uploaded, online games are subject to management by the MCT.

The Circular Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, promulgated by the GAPP, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications, on September 28, 2009, provides, among other things, that games are not allowed to be put online for operation without obtaining pre-approval from the GAPP. Foreign investors are prohibited from investing or engaging in online game operations in China through establishing wholly-owned subsidiaries, or equity joint ventures or cooperative joint ventures with Chinese partners, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operations indirectly by establishing other forms of joint venture, establishing contractual agreements or providing technical support. Material violation of this Circular will result in suspension or revocation of relevant licenses and registrations. In addition, according to the Administrative Provisions on Online Publishing Services, before publishing an online game, an online publishing service provider shall file an application with the appropriate administrative department of the SAPPRFT for the province, autonomous region or municipality in the place where it is located and the application, after being approved at the provincial level, shall be submitted to the SAPPRFT for final approval. Online game operations are also categorized as Online culture business and the Internet culture provisions shall govern online game operations as well.

In 2010, the Ministry of Culture promulgated the Provisional Measures on the Administration of Online Games, or the Online Game Measures, as most recently amended in 2017, which set forth a broad range of activities related to the online game business, including the development and production of online games, the operation of online games, the issuance of virtual currencies used for online games and virtual currency trading services. Online Game Measures provide that any entity that is engaged in online game operations must obtain an Online Culture Business License, and require that the content of an imported online game be examined and approved by the MCT prior to the launch of the game and that the content of a domestic online game must be filed within 30 days of its launch with the MCT. The Online Game Measures also request online game operators to protect the interests of online players and specify certain terms that must be included in the service agreements between online game operators and the players of their online games. Furthermore, online game operators are required to take technical and managerial measures to ensure online information security, including preventing computer virus invasion, attack or damage, backing up important data and saving user registration information, operating information, maintaining logs and other information, and protecting state secrets, trade secrets and users’ personal information. In May 2019, the MCT declared that it would no longer oversee the online game industry. In July 2019, the MCT abolished the Online Game Measures.

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

In addition, the State Press and Publication Administration issued the Circular on Preventing Minors from Indulging in Online Games in October 2019, which came into force on November 1, 2019, and it requires that all online game players register with real names. Also, it strictly controls the period and length of minors’ use of online games. Online game companies shall not provide game services to minors every day from 10:00 p.m. to 8:00 a.m. and the length of providing games to minors shall not exceed three hours per day on statutory holidays and 1.5 hours per day on other days. The circular restricts online game companies from collecting payment from minors that are incompatible with their affordability.

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

In addition, pursuant to the Internet Livestreaming Services Provisions, livestreaming service providers should verify the identity of users on a livestreaming platform with their information such as through their mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by the Ministry of Culture on December 2, 2016 and in effect as of January 1, 2017, livestreaming service providers must require streamers on a livestreaming platform to make real-name registration.

Moreover, the 2021 Streaming Guidance Opinions provide that: (i) livestreaming platforms shall strictly forbid providing account registration services to users under the age of 16, and shall obtain prior consent from the guardians of the users under the ages of 16-18 before providing account registration services to them; (ii) ”Teenager Mode” shall be provided to minors to prevent them from indulging in livestreaming; (iii) contents on the platform that are not conducive to the healthy growth of minors shall be screened; and (iv) virtual gift purchases shall not be provided to minors. In addition, a livestreaming platform shall establish a customer service team providing services specifically to minors such that complaints and disputes in relation to them will be handled in priority and in a timely manner. If a minor purchases virtual gifts for streamers using an adult account, the platform shall issue refunds after verification in accordance with relevant regulations.

On March 29, 2019, the NRTA promulgated the Regulations on Administration of Minors Program, or the Minors Program Regulation, which came into effect on April 30, 2019 and amended on October 8, 2021, to regulate the programs for minors. Pursuant to the Minors Program Regulation, minor-oriented programs refer to radio and television programs and network audio-visual programs with minors as main participants or main target audience. The Minor Program Regulation provides specific requirements on the content of minor-oriented programs, including among others, minor-oriented programs shall not contain any violence, pornography, gambling, terrorism, superstition or other prohibited elements.

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

On November 29, 2021, the MCT issued the Opinions of the General Office of the Ministry of Culture and Tourism on Strengthening the Protection of Minors in Online Cultural Markets, which reiterates the necessity of comprehensive governance in the field of culture and entertainment and the importance of network protection of minors. Pursuant to the opinions, (i) online cultural service provider shall improve the ability to identify the accounts of users who are minors; (ii) online cultural service providers shall not provide registration services for livestreaming publisher accounts for minors under the age of 16 and shall obtain prior consent from the guardians of the users under the ages of 16-18 before providing account registration services to them; (iii) online cultural service providers shall strictly protect personal information and take necessary measures in a timely manner to stop the cyberbullying and prevent the spread of relevant information upon receiving notification from a minor who has been cyberbullying or his/her parents or other guardians; (iv) online cultural service providers shall block harmful content to minors and prohibit live broadcast rooms from luring minors to access harmful contents by displaying vulgar pictures, suggestive messages and private contact information such as phone numbers, WeChat numbers and QR codes; (v) solo appearances of minors or appearances by adults of more than a certain duration and recognized as using minors to accumulate popularity and profit by live rooms or short video accounts, or accounts that take the use of child models to attract attention or profit from goods shall be seriously punished; (iv) online cultural service providers shall set up protection mechanisms such as password lock, time lock, consumption limit, behavior tracking and uninstall and reinstall inheritance (anti-bypass) for minor-aged users, to prevent loopholes such as theft, fraudulent use and borrowed accounts in time.

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

In February 2007, 14 PRC regulatory authorities jointly issued a circular to further strengthen the oversight of Internet cafes and online games. In accordance with the circular, the People’s Bank of China, or the PBOC, has the authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (iv) banning the trading of virtual currency.

On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued a notice to strengthen the administration of online game virtual currency. The Virtual Currency Notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards and/or prepayment or prepaid card points), or (ii) offer online game virtual currency transaction services to apply for approval from the MCT through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice businesses that issue virtual currency for online games are prohibited from offering services that can trade virtual currency. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to, mandatory corrective actions and fines.

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

In May 2019, the MCT announced that it would no longer assume the responsibility of overseeing the online games industry.

Regulations on E-Commerce Activities

On August 31, 2018, the SCNPC promulgated the E-commerce Law, or the PRC E-commerce Law, which became effective on January 1, 2019. The E-commerce Law clarifies the obligations of the e-commerce platform operators. On March 15, 2021, the SAMR issued the Measures for the Supervision and Administration of Online Transactions, or the Online Transaction Measures, which became effective on May 1, 2021 and replaced the Administrative Measures for the Online Trading promulgated on January 24, 2016. The Online Transaction Measures further emphasize, among others, that e-commerce platform operators are required to establish mechanisms to inspect and monitor products and services provided by the merchants, and shall submit the identity information of those merchants to the local branches of the SAMR.

On August 16, 2022, the SAMR published the Guidelines on Business Activities relating to Blind Boxes (Trial) (Draft for Comments), or the Blind Box Guidelines, which aimed at regulating the blind boxes business activities in China. Pursuant to the Blind Box Guidelines, the “blind boxes business activities” means that a blind box operator sells goods or provides services, in the way of random selection by consumers within a certain range but without prior notification of the specific model, style or content of the goods and services. Blind box operators shall provide the key information, including but not limited to the name, type, style, selection rules, distribution, quantity and value range of goods, for consumers in a prominent manner, and shall not make any false or misleading commercial propaganda to deceive or induce consumers. Besides, blind box operators shall not engage in gambling activities in the name of or in the disguised form of blind boxes. Furthermore, blind box operators shall not sell blind boxes to minors under the age of 8. When selling blind boxes to minors aged 8 or above, blind box operators shall confirm that the consent of the guardians of such minors has been obtained through on-site inquiry or online identification. The period for public comments ended on August 30, 2022, and there is no timetable as to when the Blind Box Guidelines will be enacted. There remain uncertainties about how the Blind Box Guidelines will be enacted, interpreted, or implemented and how they will affect our operations.

The Law on the Protection of Consumer Rights and Interests of the PRC, as promulgated by the SCNPC on October 31, 1993 and last amended on October 25, 2013, contains the code of conduct for business operators when dealing with consumers, including but not limited to: (i) complying with the Product Quality Law of the PRC and other relevant laws and regulations; (ii) providing accurate information about the goods and services and the quality and use of such goods and services, and avoiding making any false or misleading advertising; (iii) ensuring that the actual quality and function of the goods or services are consistent with the quality of the goods or services indicated by advertising data, product descriptions, samples or other means; and (iv) avoiding creating terms that are unreasonable or unfair to consumers, or exempt themselves from civil liability when they damage consumers’ legitimate rights and interests.

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued the Several Opinions on the Development and Administration of Online Music, or the Online Music Opinions, which became effective on the same date. The Online Music Opinions provide that, among other things, an Internet music service provider must obtain an Online Culture Business License. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Content Administration of Online Music, effective as of January 1, 2016, which provides that Internet culture operating entities shall report to a nationwide administrative platform the details of its self-monitoring activities on a quarterly basis.

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

Regulations Relating to Advertising Business

The SAMR (formerly known as the State Administration of Industry and Commerce) is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include (i) the PRC Advertisement Law, promulgated by the SCNPC on October 27, 1994 and most recently amended on April 29, 2021, and (ii) the Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and which has been effective since December 1, 1987.

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

On February 25, 2023, the SAMR published the Draft Administrative Measures for Internet Advertising for public comment, or the Measures on Internet Advertising, which will be effective on May 1, 2023 and replace the Internet Advertising Measures released in 2016. The Measures on Internet Advertising require that users should be able to close pop-up advertisements using one button and provide that the pop-up advertisements shall not contain a countdown timer or require more than one click to close and shall not pop up more than once on the same page. In addition, the Measures on Internet Advertising provide that internet advertising operators and distributors shall establish a system for registering and reviewing advertisers and advertisements and verify and update such system on a regular basis. Platform operators that provide internet information services are required to inspect the content of advertisements displayed and published by using their information services and cooperate with market supervision administration authorities to inspect advertisements and provide information and evidence on alleged illegal advertisements requested by such authorities. The Measures on Internet Advertising also provide that advertising via livestreaming is subject to the new rules. Further, the Measures on Internet Advertising prohibit internet operators from publishing advertisements for certain items on internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors, cosmetics, alcohol or beauty.

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

The PRC Copyright Law, promulgated in 1990 and amended in 2001, 2010 and 2020, respectively, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing copyright related matters. The Copyright Law provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright of their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software.

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

To address the problem of copyright infringement related to content posted or transmitted on the Internet, the National Copyright Administration and the Ministry of Information Industry jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other content through the Internet based on the instructions of Internet users who publish content on the Internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. When imposing administrative penalties upon the act which infringes upon any user’s right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

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

Patent

The National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively, the latest amendment of which took effect on June 1, 2021. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a 20-year term for an invention, a ten-year term for a utility model and a 15-year term for a design. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patent applications, we made as of the date of this annual report, see “Item 4. Information of the Company—4.B. Business Overview—Intellectual Property.”

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

Domain name

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. On November 27, 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet information service provider in providing internet information services must be registered and owned by such provider in accordance with the law. If the internet information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager. For the number of domain names we registered as of the date of this annual report, see “Item 4. Information of the Company—4.B. Business Overview—Intellectual Property.”

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

To comply with the above laws and regulations, we have developed the following mechanisms to monitor the content on our platform, such as AI-backed automatic detection process, manual review, self-regulation system by streamers and room managers and report by users, see “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.”

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

In November 2016, the SCNPC promulgated the PRC Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On September 12, 2022, the CAC released the Decision on Amending the Cyber Security Law of the PRC (Draft for Comments), which makes amendments on certain legal liabilities prescribed in the Cyber Security Law. It proposes to increase the maximum fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the PRC Cyber Security Law to RMB50 million or up to 5% of the turnover of the company in the preceding year. The period for public comments ended on September 29, 2022, and there is no timetable as to when the draft will be enacted.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces the Measures for Cybersecurity Review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities are subject to cybersecurity review under the Cybersecurity Review Measures if their activities affect or may affect national security. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of the CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review. The relevant competent governmental authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which stipulates improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthens principal responsibility for the information security of overseas listed companies, strengthens standardized mechanisms for providing cross-border information, and improves upon of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, effective on September 1, 2021, pursuant to which, a “critical information infrastructure” refers to refer to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, the national economy and citizens’ livelihoods or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. The appropriate governmental departments and supervision and management departments of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with relevant identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results. In the event of occurrence of any major cybersecurity incident or discovery of any major cybersecurity threat to the critical information infrastructure, the operator shall report to the protection authorities and the public security authorities as required.

On November 14, 2021, the CAC published Measures on Network Data Security Management (Draft for Comment), or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall must for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affecting or possibly affecting national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong that affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. The Draft Measures for Internet Data Security also requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within 15 working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Measures for Internet Data Security also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. Further, the Draft Measures for Internet Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection-related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. Platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval.

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

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which implements classification and hierarchical management for algorithm recommendation service providers based on various criteria. Moreover, it requires algorithmic recommendation service providers to (i) fulfill their responsibilities for algorithmic security, (ii) establish and improve management systems for, among others, algorithm mechanism examination, ethical vetting in technology, user registration, information release vetting, protection of data security and personal information, anti-telecommunications and internet fraud, security assessment and monitoring, and emergency response to security incidents, and (iii) formulate and disclose relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation services. It also requires algorithmic recommendation service providers to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation services, the algorithm recommendation service providers shall immediately stop providing such services. Algorithmic recommendation service providers shall also provide users with the ability to select, modify or delete user labels which are used for algorithmic recommendation services.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall consider certain factors including, among other things, (i) the purpose, scope and manner of the cross-border data transfer and the overseas data recipient processing data and the legality, legitimacy and necessity thereof, (ii) the scale, scope, type and sensitivity of the transferred data, the risks to national security, public interests and the legitimate rights and interests of individuals or organizations arising from the cross-border data transfer, (iii) the overseas data recipient’s commitment to assume responsibility and obligations, the management and technical measures to fulfill the responsibilities and obligations, and the ability to ensure the security of the transferred data, (iv) the risk of data being tampered with, destroyed, leaked, lost, transferred, or illegally obtained or illegally used during and after the cross-border transfer, and the existence of channels for safeguarding the rights and interests of personal information, and (v) adequate compliance of data transfer-related contracts or other legally binding documents between the data processor and the overseas recipient with the data security protection responsibilities and obligations. The data processors that in violation of such measures are required to rectify such non-compliance within six months of the effectiveness date thereof.

On December 8, 2022, the MIIT issued the Administrative Measures on the Administration of Data Security in the Industry and Information Technology Areas (for Trial Implementation), which took effect on January 1, 2023, pursuant to which, industrial and telecommunications data processors shall be responsible for the security of the main data processing activities and take the necessary measures to ensure that the data continue to be in a state of effective protection, including but not limited to: (i) establishing a data security full lifecycle management system; (ii) reasonably determining the operational authority for data processing activities; and (iii) developing contingency plans for data security incidents.

Regulations Relating to Privacy Protection

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an ICP service operator may not collect any users’ personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. PRC laws and regulations prohibit Internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. An ICP service operator is also required to properly store user personal information, and in case of any leak or likely leak of the users’ personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authorities. In addition, pursuant to the 2012 Decision and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scope. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

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

Pursuant to the Cyber Security Law, network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (i) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity and implementing the responsibility for cybersecurity protection; (ii) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (iii) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (iv) taking measures such as data classification, and back-up and encryption of important data; and (v) other obligations stipulated by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information and obtain the consent of the persons whose data is gathered.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular: (i) App operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of service. App operators violating such rules can be ordered by government authorities to correct their incompliance within a given period, be reported in public, or even be quitted their operations or cancelled their business licenses or operational permits.

On October 1, 2019, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which require, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular vow to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019. The PRC Civil Code further provides a stand-alone chapter of right of personality and reiterates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

According to the Administrative Provisions on Official Account Information Services for Internet Users, or the Official Account Information Services Provisions, which was first promulgated by the CAC on September 7, 2017 and amended recently on January 22, 2021 (effective on February 22, 2021), official account information service platforms shall fulfill their responsibilities for the management of information content and official accounts, assign management personnel and provide technical capabilities suitable for their business scale, set up the post of content security officer, establish, improve and strictly implement management systems for account registration, information content security, ecological governance, emergency response, cybersecurity, data security, personal information protection, intellectual property protection and credit evaluation. The Official Account Information Services Provisions further provide that official account information service platforms not only shall establish systems of categorical registration and creation for official accounts, and implement categorical management, but also shall, in accordance with the information content production quality and information dissemination capabilities of official accounts, the credit evaluation of account entities and other indicators, establish level-by-level management systems and implement level-by-level management. The amendment to the Official Account Information Services Provisions in 2021 emphasizes and enhances the responsibility of the official account information service platforms, including without limitation (i) that they shall verify the legality and compliance of the names, profile photos and introductions of the online public accounts registered by Internet users, and shall suspend provision of services for the users and notify such users to make corrections within a prescribed time frame in case of any inconsistency between such account name, profile photos or introductions and their real identity information, and (ii) that without informed consent of the Internet users, they shall not force the Internet users to subscribe or follow the online public accounts in any manner.

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

On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment), which sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, effective from November 1, 2021. The PRC Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer and security. For example, according to the PRC Personal Information Protection Law, sensitive personal information refers to personal information that, if leaked or used illegally, may easily cause harm to the dignity of natural persons, or serious damage to the safety of individuals and properties, including information relating to biometric identification, religious beliefs, specific identities, healthcare, financial account, individual location tracking, etc., as well as personal information of minors under the age of 14. The PRC Personal Information Protection Law requires that separate consent shall be obtained from individuals when processing sensitive personal information, unless otherwise specified by other laws and regulations. When processing personal information of a minor under the age of 14, processors of personal information shall obtain the consent of the minors’ parents or guardians, and establish specific processing rules. It also provides that individuals shall have the right to access and obtain a copy of their personal information from the processors of personal information. In addition, the PRC Personal Information Protection Law provides that individuals shall have the right to withdraw their consent to the processing of their personal information, and processors of personal information shall not deny offering products or services on the ground that individuals refuse to give consent or withdraw their consent to the processing of their personal data. Entities handling personal information shall be liable for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to rectify or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. The PRC Personal Information Protection Law further provides that personal information processors shall not provide any personal information stored in the PRC to foreign justice or enforcement agencies without the approval of PRC government authorities.

Regulations Relating to Internet Publication and Cultural Products

On February 4, 2016, the SAPPRFT and the MIIT issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which took effect in March 2016. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained in order to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks, and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio-visual reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio-visual product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Certain organizations in the PRC, including foreign-invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the SAFE is required for capital account transactions.

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

In addition, pursuant to the Circular of the State Taxation Administration on Relevant Issues Relating to the Implementation of Dividend Clauses in Tax Treaties, which was issued by the SAT on February 20, 2009, for a tax resident of the counterparty to the tax treaty to be entitled to such tax treatment specified in the tax treaty with respect to the dividends paid to it by a Chinese resident company, all of the following requirements should be satisfied: (i) the tax resident who obtains dividends should be a company as provided in the tax treaty; (ii) the equity interests and the voting shares of the Chinese resident company directly owned by such tax resident is at least a specified percentage; and (iii) the capital ratio of the Chinese resident company directly owned by such tax resident is at least the percentage specified in the tax treaty at any time within 12 months prior to acquiring the dividends.

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

In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Moreover, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

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

Regulations Relating to Anti-monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which was promulgated on August 1, 2008 and most recently amended on June 24, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. The PRC Anti-monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of those operators that had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the Anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the Anti-monopoly law enforcement agency may conduct Anti-monopoly review of transactions in respect of which it was notified.

The amended PRC Anti-monopoly Law which was amended on June 24, 2022 and took effect on August 1, 2022 increases the fines for illegal concentration of business operators to no more than 10% of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The PRC Anti-monopoly Law also provides that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

On June 27, 2022, the SMAR published the draft Provisions of the State Council on the Threshold for the Filings for Undertaking Concentrations (Revised Draft for Comments), for public comments. The draft provisions proposes to significantly adjust the revenue threshold of merger control filing to either one of the following two conditions: (i) the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (increased from the current threshold of RMB10 billion) collectively in the fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year; or (ii) the revenue in mainland China of all the business operators involved in the concentration exceeds RMB4 billion (increased from the current threshold of RMB2 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year. In addition, the draft provisions also provides that a transaction must be reported to anti-monopoly authority if (i) the revenue in mainland China of one of the business operators involved in the concentration exceeds RMB100 billion in the last fiscal year, (ii) the market value or valuation of the business operators to be merged or controlled in the concentration exceeds RMB800 million and their revenue in mainland China in the last fiscal year accounts for more than one third of their worldwide revenue, even if the aforementioned revenue threshold is not met. Furthermore, if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the relevant operators to file for clearance, regardless of the threshold standard.

On March 10, 2023, the SAMR issued the Provisions on the Review of Undertaking Concentrations, or the Review Provisions, which became effective on April 15, 2023. Pursuant to the Review Provisions, when determining a business operator’s acquisition of the control over other business operators or its decisive influence on other operators by virtue of contract or any other means, the purpose of transactions, the ownership structure of other operators, voting matters and voting mechanisms of other business operators’ general meetings, composition and voting mechanism of other business operators’ board of directors, etc. shall be taken into consideration. The business operators involved in the concentration of undertakings shall report to the SAMR in advance where such concentration of undertakings concludes the thresholds of declaration, and such concentration of undertakings shall not be implemented without such declaration and relevant approval. Any operator implements concentration of undertakings in violation of the PRC Anti-monopoly Law shall be penalized in accordance with the law.

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

Regulations Relating to M&A and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas. The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time consuming and complex, including requirements in some instances that the Anti-monopoly law enforcement agency to be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

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

On July 6, 2021, the General Office of the State Council and the General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. If a company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Trial Measures also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Trial Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Trial Measures. Based on the foregoing, as an issuer that has been listed overseas before the effective date of the Overseas Listing Trial Measures, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our refinancing activities under the Overseas Listing Trial Measures.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, mainland China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. The “mainland China-based companies” includes companies in mainland China limited by shares which are directly listed in the offshore capital market and the domestic operation entities of an offshore company being indirectly listed in a foreign stock exchange. The mainland China-based companies shall obtain approval from the relevant authorities and file with the confidential administration department at the same level when (i) providing or publicly disclosing documents and materials related to state secrets or secrets of the government authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities, or (ii) providing or publicly disclosing such documents and materials through its offshore listing entity. In addition, the mainland China-based companies shall complete corresponding procedures when (i) providing or publicly disclosing documents and materials which may adversely affect national security and public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities, (ii) providing or publicly disclosing such documents and materials through its offshore listing entity, or (iii) providing accounting files or copies to relevant security companies, security service institutions, overseas regulators and individuals. The mainland China-based companies are also required to provide written statements on the implementation of the aforementioned rules to the relevant securities companies and securities service agencies. If a mainland China-based company finds that the documents and materials related to state secrets or secrets of the government authorities or other materials which may adversely affect national security and public interest have been leaked or are going to be leaked, it should take remedial measures immediately and report to the relevant authorities.

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and variable interest entities.

Direct Ownership
Contractual Arrangements
DouYu International Holdings Limited
(Cayman Islands)
100%
DouYu Network Inc.
(BVI)
100%
Douyu Hongkong Limited
(Hong Kong)
100%
Gogo Glocal Holdings Limited
(Cayman Island)
100%
DOYU HONGKONG LIMITED
(Hong Kong)
Outside China
Inside China
Wuhan DouYu Culture Network
Technology Co. Ltd.
("Douyu Yule)
100%
100%
Wuhan Yuxing Tianxia
Culture Media Co., Ltd.
Wuhan Yuyin Raoliang
Culture Media Co., Ltd.
Wuhan Ouyue Online
TV Co., Ltd.(1)
("Wuhan Ouyue")
Wuhan Douyu Internet
Technology Co., Ltd.(2)
("Wuhan Douyu")

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

Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders

Currently, our business in China are operated primarily through Wuhan Douyu and Wuhan Ouyue due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other Internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Telecommunications Services,” “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Transmission of Audio-Visual Programs,” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Game Operation.” We are a company incorporated in the Cayman Islands. Douyu Yule, our PRC subsidiary, is considered as a foreign-invested enterprise. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Wuhan Ouyue and Wuhan Douyu, the VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we consolidate their operating results in our consolidated financial statements under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

In the opinion of Han Kun Law Offices, our PRC counsel:

●	the ownership structures of the VIEs and Douyu Yule as of the date of this annual report do not and will not contravene any PRC laws or regulations currently in effect; and
●	each of the agreements under the contractual arrangements among Douyu Yule, the VIEs and their respective shareholders governed by PRC laws is valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

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

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Wuhan, China. As of December 31, 2022, we have leased office space with an aggregate area of approximately 26,626.0 square meters, of which approximately 25,896.3 square meters are in Wuhan and approximately 729.7 square meters are in Shanghai. Our physical servers are primarily hosted at Internet data centers owned by major domestic Internet data center providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

5.A. Operating Results

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s game-centric livestreaming industry, which include:

●	China’s overall economic growth;
●	the usage and penetration rate of mobile Internet and mobile payment;
●	the growth and competitive landscape of China’s livestreaming market, especially game-centric livestreaming market;
●	the growth of China’s online gaming market, especially the e-Sports market; and
●	governmental policies and initiatives affecting China’s livestreaming industry, including game livestreaming and eSports.

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

Our ability to maintain and expand our user base and enhance our user engagement

We have a large and highly engaged user base, which drives our revenue growth. As of December 31, 2021 and 2022, we had 433.4 million and 471.8 million registered users, respectively. Our average mobile MAUs decreased from 62.4 million in the fourth quarter of 2021 to 57.4 million in the fourth quarter of 2022, primarily due to our temporary operational adjustment of our copyright procurement strategy, where we cease to acquire certain eSport tournaments in 2022. Our brand awareness and pivotal position in the game-centric livestreaming industry allows us to continue to acquire users through organic growth and traffic acquisition. Our ability to effectively maintain and expand our user base will affect the growth of our business and our revenue going forward.

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

We also operate in overseas markets. We acquired Nonolive in 2018, which is a mobile livestreaming platform mainly focused on the Southeast Asia market. We also expanded into other overseas markets through various channels, such as Japan.

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

Our ability to capitalize on the eSports industry

We believe our platform is strategically positioned to benefit from the growth of the eSports market in China. Our average mobile eSports MAUs were approximately 37.1 million and 28.3 million in the fourth quarter of 2021 and 2022, respectively. Leveraging our early-mover advantage in eSports in China, we have built a platform that is appealing to eSports streamers, game developers and publishers, professional players and eSports tournament organizers as a result of our broad user reach, high user engagement, strong brand awareness, and attractive monetization opportunities.

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

Our ability to strengthen monetization capabilities

We generate revenue from a diverse range of monetization channels including (i) livestreaming and (ii) advertisement and others. Our livestreaming revenue is primarily driven by the number of paying users and ARPPU. Our annual paying user base was 17.5 million in 2021 and 15.5 million in 2022. We intend to attract and train more popular streamers, provide more quality content, diversify user paying scenarios on our platform, and enhance interaction between streamers and viewers to increase user willingness to pay. We have generally experienced a steady increase in the number of our paying users due to active cultivation of our users’ paying habits through compelling content and various promotional activities and events. We have experienced in the past and may continue to experience some fluctuations in our paying users due to our adjustment of marketing activities in order to increase the stickiness of paying users as part of our stable operating strategies or a diluted paying user base as compared to total MAUs.

We provide effective and targeted advertising solutions that reach a broad audience with attractive demographics to incentivize more spending by existing advertising customers and to attract new advertising customers. We continue to innovate our advertising methods, as well as to improve advertisement efficiency. We will monitor market developments and consider deepening our partnerships with game developers and publishers to increase our participation in game distribution. We also plan to further explore other monetization channels including promotional channels for new games and other game-related services events to provide a holistic suite of services to our users.

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

Key Components of Results of Operations

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions)
Net revenues	9,601.9	9,165.3	7,108.2	1,030.6
Cost of revenues	(8,041.5)	(8,075.4)	(6,118.1)	(887.0)
Gross profit	1,560.3	1,089.9	990.1	143.6
Operating (expenses) income:
Sales and marketing expenses(1)	(580.4)	(952.9)	(639.9)	(92.8)
General and administrative expenses(1)	(375.9)	(376.0)	(288.2)	(41.8)
Research and development expenses(1)	(416.3)	(490.0)	(383.1)	(55.5)
Other operating income, net	74.3	80.3	122.2	17.7
Total operating expenses	(1,298.3)	(1,738.6)	(1,189.0)	(172.4)
Income (loss) from operations	262.1	(648.7)	(198.9)	(28.8)
Other expense, net	(27.4)	(33.8)	(80.3)	(11.6)
Interest income	145.2	77.4	129.9	18.8
Gain on disposal of subsidiary	23.5	—	—	—
Income (loss) before income taxes and share of income (loss) in equity method investments	403.4	(605.1)	(149.3)	(21.6)
Income tax expense	—	—	(3.5)	(0.5)
Share of income (loss) in equity method investments	1.3	(15.1)	62.4	9.0
Net income (loss)	404.7	(620.2)	(90.4)	(13.1)
Net income (loss) attributable to noncontrolling interest	(80.8)	(38.4)	(15.0)	(2.2)
Net income (loss) attributable to ordinary shareholders of the Company	485.5	(581.8)	(75.4)	(10.9)
Net income (loss)	404.7	(620.2)	(90.4)	(13.1)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(425.7)	(123.5)	434.6	63.0
Comprehensive (loss) income	(21.0)	(743.8)	344.2	49.9

Notes:

(1)	Includes share-based compensation of RMB142.1 million, RMB132.1 million and RMB66.7 million (US$9.7 million) in 2020, 2021 and 2022, respectively.

Revenue

We generate revenue mainly from (i) livestreaming and (ii) advertisement and other revenues.

The following table sets forth sources of our revenue in absolute amounts and as percentages of total net revenue for the periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
Net revenues	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Livestreaming	8,852.2	92.2	8,596.6	93.8	6,797.3	985.5	95.6
Advertisement	645.2	6.7	464.9	5.1	190.3	27.6	2.7
Other	104.6	1.1	103.8	1.1	120.6	17.5	1.7
Total	9,601.9	100.0	9,165.3	100.0	7,108.2	1,030.6	100.0

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

We expect our revenue may be impacted in the short term as we have been focused on the implementation of stable operating strategies, which we believe will contribute to our long-term healthy growth.

Cost of Revenues

Our cost of revenues consists of (i) revenue sharing fees and content cost, (ii) bandwidth cost, and (iii) other. The table below sets forth a breakdown of the components of cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
Cost of Revenues	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Revenue sharing fees and content cost(1)	7,129.1	88.7	7,153.2	88.6	5,245.9	760.5	85.7
Bandwidth cost	661.1	8.2	665.2	8.2	569.1	82.5	9.3
Other	251.3	3.1	257.0	3.2	303.1	44.0	5.0
Total	8,041.5	100.0	8,075.4	100.0	6,118.1	887.0	100.0

Note:

(1)	Include content right costs which are expensed over the streaming periods.

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

The following table sets forth the components of our operating expenses in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
Operating Expenses	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Sales and Marketing expenses	580.4	44.7	952.9	54.8	639.9	92.8	53.8
General and administrative expenses	375.9	28.9	376.0	21.6	288.2	41.8	24.2
Research and development expenses	416.3	32.1	490.0	28.2	383.1	55.5	32.2
Other operating income, net	(74.3)	(5.7)	(80.3)	(4.6)	(122.2)	(17.7)	(10.2)
Total	1,298.3	100.0	1,738.6	100.0	1,189.0	172.4	100.0

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

General and Administrative Expenses

General and administrative expenses consist primarily of (i) professional service fees, and (ii) share-based compensation, and (iii) salaries and welfare for general and administrative personnel and (iv) allowance for credit loss. We expect our general and administrative expenses to remain stable as percentage of our revenue as we continue to grow our business while improving our operating efficiency.

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

Foreign currency translation adjustments

Foreign currency translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income. A cumulative translation adjustment results from the translation of the financial statements of the consolidating entities within the group with functional currency other than the group’s reporting currency in Renminbi. The cumulative translation adjustment for the year ended December 31, 2022 was mainly attributable to the amount of cash and cash equivalents held at the Cayman Islands holding company level and the appreciation in Renminbi against U.S. dollar for the year ended December 31, 2022. We expect that the foreign currency translation adjustments will continue to fluctuate in accordance with the fluctuation between Renminbi and U.S. dollars in future periods.

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue. Our revenue decreased from RMB9,165.3 million in 2021 to RMB7,108.2 million (US$1,030.6 million) in 2022, mainly attributable to the decrease in our livestreaming revenue as well as advertisment revenue, partially offset by the increase in our other revenues.

Livestreaming revenue. Our livestreaming revenue decreased by 20.9% from RMB8,596.6 million in 2021 to RMB6,797.3 million (US$985.5 million) in 2022, which was mainly due to the decrease of our paying users from 17.5 million in 2021 to 15.5 million in 2022, as a result of our reduced marketing activities for new paying users with low rates of return and our implementation of stable operating strategies throughout the year. The implementation of stable operating strategies mainly refers to our strategic adjustments to certain interactive features and the related operational efforts with an aim to promoting the long-term development of our platform.

Advertisement and other revenues. Our advertisement and other revenues decreased from RMB568.7 million in 2021 to RMB 310.9 million (US$45.1 million) in 2022, primarily due to the soft demand for advertisements in the weak macro economy. The decrease was partially offset by the increase in other revenues contributed by game-specific membership services.

Cost of revenues. Our cost of revenues decreased from RMB8,075.4 million in 2021 to RMB6,118.1 million (US$887.0 million) in 2022, which was mainly attributable to the decrease in our revenue sharing fees and content cost.

Revenue sharing fees and content cost. Our revenue sharing fees and content cost decreased by 26.7% from RMB7,153.2 million in 2021 to RMB5,245.9 million (US$760.5 million) in 2022.The decrease was primarily due to the decreased revenue sharing fees in line with the decrease in live streaming revenues, as well as a significant decrease in copyright costs which was attributed to a selective procurement strategy in year 2022.

Bandwidth cost. Our bandwidth cost decreased from RMB665.3 million in 2022 to RMB569.1 million (US$82.5 million) in 2022, primarily due to year-over-year reduction in peak bandwidth usage in the absence of certain purchased eSport tournament copyrights.

Gross profit and gross profit margin. As a result of the foregoing, we had gross profit of RMB990.1 million (US$143.6 million) in 2022, as compared to the gross profit of RMB1,089.9 million in 2021. Our gross margin increased from 11.9% to 13.9% during the same periods.

Total operating expenses. Our total operating expenses decreased by 31.6% from RMB1,738.6 million in 2021 to RMB1,189.0 million (US$172.4 million) in 2022.

Sales and marketing expenses. Our sales and marketing expenses decreased by 32.9% from RMB952.9 million in 2021 to RMB639.9 million (US$92.8 million) in 2022. Such decrease was primarily attributable to the decrease in both marketing expenses for user acquisitions and branding expenses.

Research and development expenses. Our research and development expenses decreased by 21.8% from RMB490.0 million in 2021 to RMB383.1 million (US$55.5 million) in 2022. Such decrease was primarily due to the decreased payroll-related expenses for our R&D personnel.

General and administrative expenses. Our general and administrative expenses decreased by 23.4% from RMB376.0 million in 2021 to RMB288.2 million (US$41.8 million) in 2022, mainly due to decreases in share-based compensation expenses and professional service fees.

Other operating income, net. Our other operating income, net increased by 52.2% from RMB80.3 million in 2021 to RMB122.2 million (US$17.7 million) in 2022. Such increase was mainly attributable to the settlement gain from insurance claim for class action, partially offset by the decreased government subsidies.

Interest income. Interest income consists of interests earned on bank deposits. We recorded RMB77.4 million in 2021 and RMB129.9 million (US$18.8 million) in 2022, respectively. The increase in interest income was mainly due to the increase in the interest rate.

Income (loss) before income tax expenses and share of income (loss) in equity method investments. As a result of the foregoing, we realized a loss before income tax expenses of RMB149.3 million (US$21.6 million) in 2022, compared with a loss before income tax expenses of RMB605.1 million in 2021.

Income tax expense. We recorded income tax expenses of nil and RMB3.5 million (US$0.5 million) in 2021 and 2022, respectively. Such increase was primarily due to the net income generated from our domestic companies in PRC.

Net loss. We realized a net loss of RMB90.4 million (US$13.1 million) in 2022, compared with a net loss of RMB620.2 million in 2021.

Adjusted net loss. We realized an adjusted net loss of RMB7.6 million (US$1.1 million) in 2022, compared with an adjusted net loss of RMB439.3 million in 2021.

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

Sales and marketing expenses. Our sales and marketing expenses increased by 64.2% from RMB580.4 million in 2020 to RMB952.9 million (US$149.5 million) in 2021. Such increase was primarily attributable to the increased expenses relating to our online traffic acquisition channels to further promote our integrated game-centric platform.

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

The table below sets forth a reconciliation from the GAAP measures to the non-GAAP measures for the years indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions, excepts for shares, ADSs, per share and per ADS data)
Operating income (loss)	262.1	(648.7)	(198.9)	(28.8)
Add:
Share-based compensation expenses	142.1	132.1	66.7	9.7
Adjusted operating income (loss)	404.2	(516.6)	(132.2)	(19.1)
Net income (loss)	404.7	(620.2)	(90.4)	(13.1)
Add:
Share-based compensation expenses	142.1	132.1	66.7	9.7
Share of (income) loss in equity method investments	(1.3)	15.1	(62.4)	(9.0)
Gain on disposal of subsidiary	(23.5)	—	—	—
Impairment losses and fair value adjustments on investments	19.5	33.7	78.5	11.4
Adjusted net income (loss)	541.5	(439.3)	(7.6)	(1.0)
Net income (loss) attributable to DouYu	485.5	(581.9)	(62.4)	(9.0)
Add:
Share-based compensation expenses	142.1	132.1	66.7	9.7
Share of (income) loss in equity method investments	(1.3)	15.1	62.4	9.0
Gain on disposal of subsidiary	(23.5)	—	—	—
Impairment losses and fair value adjustments on investments	19.5	33.7	78.5	11.4
Adjusted net income (loss) attributable to DouYu	622.3	(401.0)	7.4	1.2
Adjusted net income (loss) per ordinary share
Basic	19.47	(12.32)	0.23	0.03
Diluted	19.47	(12.32)	0.23	0.03
Adjusted net income (loss) per ADS
Basic	1.95	(1.23)	0.02	0.00
Diluted	1.95	(1.23)	0.02	0.00
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ordinary share
Basic	31,963,526	32,544,878	31,971,245	31,971,245
Diluted	33,012,682	32,544,878	31,971,245	31,971,245
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ADS
Basic	319,635,264	325,448,779	319,712,449	319,712,449
Diluted	330,126,823	325,448,779	319,712,449	319,712,449

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from our operations and contributions from our shareholders. As of December 31, 2022, we had RMB4,041.6 million (US$586.0 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and time deposits placed with banks with maturities of three months or less and money market funds stated at cost plus accrued interest.

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

The following table presents the summary of our consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by (used in) operating activities	667.6	(586.3)	(67.8)	(9.8)
Net cash used in investing activities	(2,612.6)	(19.1)	(608.6)	(88.2)
Net cash used in financing activities	(479.2)	(107.2)	(109.0)	(15.8)
Effect of foreign exchange rate changes on cash and cash equivalents	(418.9)	(112.1)	366.0	53.1
Net decrease in cash and cash equivalents	(2,843.1)	(824.7)	(419.4)	(60.8)
Cash, cash equivalents and restricted cash at the beginning of the year	8,134.9	5,291.8	4,467.1	647.7
Cash, cash equivalents and restricted cash at the end of the year	5,291.8	4,467.1	4,047.7	586.9

Operating activities

Net cash used in operating activities was RMB67.8 million (US$9.8 million) in 2022. The difference between our net cash from operating activities and our net loss of RMB90.4 million (US$13.1 million) was due to decrease in accounts receivables of RMB87.2 million (US$12.6 million), increase in impairment losses and fair value adjustments on investments of RMB78.5 million (US$11.4), amortization of intangible assets of RMB75.7 million (US$11.0 million), recognition of share-based compensation of RMB66.7 million (US$9.7 million), decrease in other current assets of RMB39.4 million (US$5.7 million), increase in deferred revenue of RMB41.5 million (US6.0 million) and increase in non-cash operating lease expenses of RMB40.6 million (US$5.9 million), partially offset by decrease in accounts payable of RMB157.1 million (US$22.8 million), accrued expenses and other current liabilities of RMB155.5 million (US$22.5 million), and share of income in equity method investments of RMB62.4 million (US$9.0 million).

Net cash used in operating activities was RMB586.3 million in 2021. The difference between our net cash from operating activities and our net loss of RMB620.2 million was due to recognition of share-based compensation of RMB132.1 million, increase in accrued expenses and other current liabilities of RMB74.3 million, amortization of intangible assets of RMB70.5 million, partially offset by decrease in accounts payable of RMB161.9 million and an increase in other current assets of RMB139.7 million.

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

Investing activities

Net cash used in investing activities was RMB608.6 million (US$88.2 million) in 2022 primarily due to purchases of short-term bank deposits of RMB2,415.3 million (US$350.2) and purchases of long-term bank deposits of RMB220.0 million (US$31.9 million), partially offset by proceeds from disposal of short-term bank deposits of RMB2,104.3 million (US$305.1 million).

Net cash used in investing activities was RMB19.1 million in 2021 primarily due to purchases of short-term bank deposits of RMB1,736.4 million, purchases of intangible assets of RMB115.6 million, and payments for acquisitions of equity investments of RMB107.1 million, partially offset by mature of short-term investments of RMB1,840.2 million.

Net cash used in investing activities was RMB2,612.6 million in 2020 primarily due to payment for investments of RMB276.3 million, purchases of long-term investments of RMB220.0 million, purchases of intangible assets of RMB63.2 million, partially offset by proceeds from disposal of long-term investments of RMB120.0 million.

Financing activities

Net cash used in financing activities was RMB109.0 million (US$15.8 million) in 2022, consisting of repurchase of ordinary shares of RMB109.0 million (US$15.8 million).

Net cash used in financing activities was RMB107.2 million in 2021 which was due to repurchase of ordinary shares of RMB107.2 million.

Net cash used in financing activities was RMB479.2 million in 2020 primarily due to repurchase of ordinary shares of RMB579.8 million, partially offset by proceeds from capital contribution from noncontrolling interest shareholder of RMB105.1 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.

We made capital expenditures of RMB82.1 million and RMB122.5 million and RMB24.2 million (US$3.5 million) in 2020, 2021 and 2022, respectively. In these years, our capital expenditures were mainly used for purchases of intangible assets such as agency contract rights and computer software, and plant and equipment such as servers and computers. We will continue to make capital expenditures to meet the expected growth of our business. As of December 31, 2022, we did not have significant capital commitments.

As of December 31, 2022, we also had operating lease liabilities amounting to RMB47.1 million (US$6.8 million), which were unsecured and unguaranteed.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.

Except as otherwise disclosed in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. As conditions resulting from the weakness of macroeconomic continue to evolve, we expect these judgments and estimates may be subject to change, which could materially impact future periods.

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

The impairment assessments of equity method investments and equity securities without readily determinable fair values require significant judgments made to identify impairment indicators and to estimate the fair value of these investments in order to determine the amount of impairment. We make significant judgments made to identify impairment indicators and to estimate the fair value of these investments in order to determine the amount of impairment. These judgements include valuation methods by using market approach and key valuation assumptions and estimate used in estimating impairment amounts, which comprised the investees’ cash flow forecasts, operating performance of the investees and market conditions.

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

As a result, the impairment losses of equity securities without readily determinable fair value recognized in other income (loss), RMB28.1 million, RMB33.7 million and RMB78.5 million for the years ended December 31, 2020, 2021 and 2022, respectively. The impairment loss of equity method investments recognized in other income (loss), nil, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

Realization of Deferred Tax Assets

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

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2021 and 2022, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

Our projections of future income and qualified tax-planning strategies are subject to change due to the macroeconomic conditions and our business development. The DTAs can be utilized in the future years to the extent of the taxable profits we make in the future, and the related valuation allowance will be reversed, which can have a material impact on our income taxes and ETR in our financial statements. We recognized valuation allowance of RMB706.5 million, RMB1,092.2 million and RMB1,064.0 million as of December 31, 2020, 2021 and 2022, respectively.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaojie Chen	39	Founder, Chief Executive Officer, Director
Chao Cheng	32	Chief Operational Officer
Mingming Su	38	Chief Strategy Officer, Director
Hao Cao	43	Vice President, Director
Yang Deng	42	Director
Song Zhou	44	Director
Haiyang Yu	40	Director
Xi Cao	38	Independent Director
Zhaoming Chen	40	Independent Director
Xuehai Wang	48	Independent Director
Zhi Yan	50	Independent Director

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

Mingming Su has served as our chief strategy officer since November 2015 and our director since October 2016. Mr. Su oversees investor relations, investment and financing. Mr. Su served as the investment analyst of Shanda Computer (Shanghai) Co., Ltd. from March 2010 to March 2011, the investment manager of Hangzhou Bianfeng Network Technology Co., Ltd. from March 2011 to August 2012 and the vice president of investment at Shenzhen Qingsong Investment Management Partnership (Limited Partnership) from August 2012 to November 2015. Mr. Su has also served as the independent director of Ebang International Holdings Inc. since November 2021. Mr. Su obtained his bachelor’s degree majoring in library science and minoring in English from Anhui University in July 2007. Mr. Su also obtained his master of management majoring in library science from Chinese Academy of Sciences in March 2010.

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

Xi Cao has served as our director since November 2014. Mr. Cao is the founding partner of Monolith Management. He currently holds directorships in several companies, including Monolith Venture Advisory Limited since February 2022, Hainan Wanli Private Equity Fund Management Co., Ltd. since September 2021, Hainan Wanli Corporate Management Consulting Co., Ltd. since August 2021, Monolith Master Fund GP, Monolith SPV I, and Monolith XC Holding Limited since July 2021, Monolith Management Limited (HK) since June 2021, Monolith Management Limited (CAY) since April 2021. Mr. Cao also serves as the manager of Monolith Venture GP I LLC and Monolith Venture SLP I LLC since December 2021, and Monolith Wealth LLC since November 2021. Prior to founding Monolith Management, he served as Partner of Sequoia Capital China from August 2013 to May 2021. Prior to joining Sequoia Capital China in August 2013, he served as the product manager of Tencent Technology (Shenzhen) Co., Ltd. from June 2008 to March 2010, the operational director of Kingsoft Software Co. Ltd. from March 2010 to August 2011, and the investment director of Cowin Venture Capital Investments Limited from August 2011 to August 2013. Mr. Cao obtained his bachelor’s degree of science from Peking University in June 2008.

Zhaoming Chen has served as our director since July 2019. Mr. Chen has served as the chief financial officer of Dada Nexus Limited (Nasdaq: DADA), a leading platform of local on-demand retail and delivery in China, from December 2018. Prior to that, Mr. Chen was the chief financial officer of Baozun Inc. (Nasdaq: BZUN), the leading brand e-commerce service partner in China from December 2012 to November 2018. Mr. Chen also served as the financial controller at LaShou Group Inc., an online social commerce company in China from 2011 to 2012 and an audit manager at Deloitte Touche Tohmatsu Certified Public Accountants LLP from 2004 to 2011. Mr. Chen obtained his bachelor’s degree in economics from Fudan University in 2004. He is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.

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

Zhi Yan has served as our director since July 2019. Mr. Yan has served as the chairman of Zall Holding Co., Ltd. since December 2002, the co-chairman and co-chief executive officer of Zall Smart Commerce Group. since March 2016 and the chairman and the director of Hanshang Group since March 2019. From November 2011 to May 2022, Mr. Yan served as the chairman and director of China Infrastructure & Logistics Group Ltd. From March 2016 to March 2023, Mr. Yan served as the director of LightInTheBox Holding Co., Ltd. (NYSE: LITB). Mr. Yan has completed the courses for the EMBA program at Wuhan University in February 2008 and also completed the courses for the EMBA program in Cheung Kong Graduate School of Business in September 2013. Mr. Yan obtained his doctorate degree in Chinese History from Wuhan University in June 2018.

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB 15.9 million (US$2.3 million) in cash to our directors and executive officers, and we paid an aggregate of approximately RMB2 million (US$0.3 million) cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme

We adopted a restricted share unit scheme in April 2018 which was amended and restated in April 2019, or the Amended and Restated 2018 RSU Scheme. The purpose of the Amended and Restated 2018 RSU Scheme is to recognize and reward suitable personnel for their contribution to our Company, to attract suitable personnel, and to provide incentives to them to remain with and further contribute to our Company. Under the Amended and Restated 2018 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 2,106,321 ordinary shares. As of March 31, 2023, a total of 2,075,858 RSUs corresponding to 2,075,858 ordinary shares were granted and not forfeited under the Amended and Restated 2018 RSU Scheme. The RSUs are vested by equal installment for 36 months upon our initial public offering in July 2019. As of March 31, 2023, 2,075,858 RSUs corresponding to 2,075,858 ordinary shares have vested.

We issued 2,106,321 ordinary shares to Douyu Employees Limited for the purpose of transferring such shares to the plan participants according to the RSUs issued or to be issued to them under our Amended and Restated 2018 RSU Scheme adopted in April 2018. Douyu Employees Limited is an exempted company incorporated in the Cayman Islands and acts according to the Amended and Restated 2018 RSU Scheme and the trust deed entered into by and between our company and Maples Trustee Services (Cayman) Limited on May 16, 2018. In January 2023, Douyu Employees Limited was voluntarily dissolved and the outstanding ordinary shares held by Douyu Employees Limited were surrendered.

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

	Ordinary Shares	Exercise Price		Date of
Name	Underlying RSUs	(US$/Share)	Date of Grant	Expiration
Shaojie Chen	1,430,315	—	April 1, 2018	—
Chao Cheng	*	—	April 1, 2018	—
Mingming Su	*	—	April 1, 2018	—
Hao Cao	*	—	April 1, 2018	—
Yang Deng	*	—	April 1, 2018	—
Song Zhou	—	—	—	—
Haiyang Yu	—	—	—	—
Xi Cao	—	—	—	—
Zhaoming Chen	—	—	—	—
Xuehai Wang	—	—	—	—
Zhi Yan	—	—	—	—

Note: * Less than 1% of our total outstanding shares.

As of March 31, 2023, other grantees under the Amended and Restated 2018 RSU Scheme as a group held 97,337 RSUs.

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

Audit Committee. Our audit committee consists of Mr. Zhaoming Chen, Mr. Xuehai Wang and Mr. Zhi Yan. Mr. Zhaoming Chen is the chairman of our audit committee. We have determined that each of Mr. Zhaoming Chen, Mr. Xuehai Wang and Mr. Zhi Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Zhaoming Chen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Shaojie Chen, Mr. Mingming Su and Mr. Zhi Yan and is chaired by Mr. Shaojie Chen. We have determined that Mr. Zhi Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. Our officer may not be present at any committee meeting during which such officer’s compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Shaojie Chen, Mr. Mingming Su and Mr. Xuehai Wang, and is chaired by Mr. Shaojie Chen. We have determined that Mr. Xuehai Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board pursuant to the terms of the Fourth Amended and Restated Memorandum and Articles of Association, effective upon the completion of our initial public offering in July 2019;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;
●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;
●	evaluating the performance and effectiveness of the board as a whole; and
●	reviewing and approving compensation for our directors.

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

6.D. Employees

We had 1,973 employees as of December 31, 2022, and substantially all of our employees were based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2022:

	Number of
	Employees	Percentage
Operation and products	459	23.3
Research and development	526	26.7
Sales and marketing	242	12.3
General and administration	746	37.7
Total	1,973	100.0

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 31,977,665 ordinary shares issued and outstanding as of March 31, 2023.

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

Ordinary Shares
		Percentage of total	Percentage of aggregate
Directors and Executive Officers†	Number	ordinary shares	voting power***
Shaojie Chen(1)	5,441,949	17.0	17.0
Chao Cheng	*	*	*
Mingming Su	*	*	*
Hao Cao	*	*	*
Yang Deng	*	*	*
Song Zhou	—	—	—
Haiyang Yu	—	—	—
Xi Cao	—	—	—
Zhaoming Chen	—	—	—
Xuehai Wang	—	—	—
Zhi Yan	—	—	—
All Directors and Executive Officers as a Group	5,567,135	17.4	17.4
Principal Shareholders:
Entities affiliated with Tencent(2)	12,070,080	37.7	37.7
Warrior Ace Holding Limited(3)	5,441,949	17.0	17.0

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 31,977,665 being the number of ordinary shares outstanding as of March 31, 2023 (excluding 2,560,562 ordinary shares repurchased in the form of ADSs) and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after the date of this annual report.

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

(1)	The number of ordinary shares beneficially owned represents 5,441,949 ordinary shares held by Mr. Chen through Warrior Ace Holding Limited, or Warrior Ace, which consists of (i) 1,197,554 ordinary shares in the form of ADSs, and (ii) 4,244,395 ordinary shares. Warrior Ace is an exempted company incorporated with limited liability under the laws of the British Virgin Islands, wholly-owned by Mr. Chen. The registered address of Warrior Ace is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Warrior Ace is beneficially owned and controlled by Mr. Chen.
(2)	Represents (i) 12,068,104 ordinary shares held by Nectarine, an exempted company incorporated with limited liability under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent, and (ii) 1,976 ordinary shares in the form of ADSs held by Distribution Pool Limited, a limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent. Tencent is a Cayman Islands exempted company listed on the Main Board of the Hong Kong Stock Exchange. The principal business address of Nectarine is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered office of Distribution Pool Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents 5,441,949 ordinary shares beneficially owned by Mr. Chen, our chief executive officer and director, as set forth in note (1) above.

To our knowledge, as of March 31, 2023, a total of 17,884,629 ordinary shares are held by one record holder in the United States, representing approximately 55.9% of our total outstanding shares. The holder is JPMorgan Chase Bank, N.A., the depositary of our ADS program.

None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.” The company’s major shareholders do not have different voting rights than the other shareholders.

7.B. Related Party Transactions

Transactions with Wuhan Shayu Network Technology Co., Ltd.

In 2022, we provided a loan of RMB10.0 million to Wuhan Shayu Network Technology Co., Ltd. and extended it for another year.

Transactions with Tencent

In 2020, 2021 and 2022, we provided services to Tencent’s PRC affiliated entities in relation to advertisements, game distribution and promotional activities on our platform for the total amount of approximately RMB9.0 million, RMB42.8 million and RMB20.4 million (US$3.0 million) in fees, respectively. As of December 31, 2022, we had an amount of approximately RMB35.5 million (US$5.1 million) due from certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services we provided to them.

In 2020, 2021 and 2022, Tencent provided services to us through its PRC affiliated entities in relation to CDN, P2P streaming technologies, online payment and website technology support and licensed certain copyrights to us for the total amount of approximately RMB330.6 million, RMB868.7 million and RMB398.1 million (US$57.7 million) in fees, respectively. As of December 31, 2022, we had an amount of approximately RMB250.4 million (US$36.3 million) due to certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services and copyrights they provided to us.

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

In 2020, 2021 and 2022, we received livestreaming revenue and other revenue from the equity method investee talent agencies of RMB23.9 million, nil and nil, respectively. In 2020, 2021 and 2022, we paid revenue sharing fees and content costs of RMB435.5 million, RMB357.4 million and RMB181.6 million (US$26.3 million), respectively, to the equity method investee talent agencies. For details, please refer to Note 17 to the consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 included elsewhere in this annual report.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2023)

Country of Principal Executive Offices:	People’s Republic of China

Foreign Private Issuer		Yes

Disclosure Prohibited Under Home Country Law		No

Total Number of Directors		10
				Did Not
	Female	Male	Non-Binary	Disclose Gender
Part I: Gender Identity

Directors	2	8	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction				0

LGBTQ+				0

Did Not Disclose Demographic Background				0

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

ITEM 8.FINANCIAL INFORMATION

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

On January 1, 2022, we reached an agreement in principle to settle both the Consolidated State Court Action and the Consolidated Federal Court Action (the “Class Action Settlement”). On December 1, 2022, the Class Action Settlement received final approval. No objections to the Class Action Settlement were made and no investors opted out from the class.

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

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our Fourth Amended and Restated Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

On April 25, 2023, Wuhan Ouyue entered into a License Agreement for Broadcasting League of Legends Matches with Tengjing Sports & Culture Development (Shanghai) Co., Ltd., under which we purchased a non-exclusive license for broadcasting of games during the period from 2023 to 2025 for a total consideration of RMB 450 million.

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

This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum tax or Medicare contribution tax considerations and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes and their partners;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	insurance companies;
●	certain U.S. expatriates;
●	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;
●	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case our PFIC status for any taxable year depends largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because generally our market capitalization has declined substantially since the beginning of 2021, if the value of our goodwill is determined by reference to the average of our quarterly market capitalization then we were likely a PFIC for our 2021 and 2022 taxable years. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2023 and possibly future taxable years. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Moreover, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2023 or any future taxable year.

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

Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the general PFIC rules described in the preceding paragraph.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose. There can be no assurance that our ADSs will continue to be listed, or be regularly traded, on the Nasdaq for any relevant period. If a U.S. Holder makes a mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the immediately subsequent paragraph). If we are a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election likely cannot be made.

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

Dividends will be treated as foreign-source income and will constitute passive category income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. U.S. Holders should consult their tax advisers regarding the creditability of any PRC income taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADS or ordinary shares if the U.S. Holder is not entitled to, or does not elect to apply, the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

10.I. Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

As of December 31, 2022, we had U.S. dollar-denominated cash and cash equivalents of US$519.4 million. A 10% depreciation of the U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2022 would result in a decrease of RMB361.8 million in cash and cash equivalents. A 10% appreciation of the U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2022 would result in an increase of RMB361.8 million in cash and cash equivalents.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;
●	an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

Payments by Depositary

In 2022, excluding withholding tax, we received cash payment of US$368.4 thousand from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program.

PART II

ITEM 13.ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2022, we used US$196.4 million of the net proceeds received from our initial public offering primarily for overseas expansion. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Strategy Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of internal control over financial reporting as of December 31, 2022 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2022.

ITEM  16.A.AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM  16.B.CODE OF ETHICS

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

ITEM  16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2020	2021	2022
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	8,483	8,284	8,622
Audit-Related Fees(2)	1,958	997	—
Tax Fees(3)	2,175	45	—
Total	12,616	9,326	8,622
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM  16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM  16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

On August 30, 2021, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$100.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on August 30, 2021 (the “2021 Share Repurchase Program”). From March 31, 2022 to March 31, 2023, we did not repurchase any ADSs under the 2021 Share Repurchase Program.

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

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM  16.G.CORPORATE GOVERNANCE

Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers. Specifically, we do not plan to have a majority of independent directors serving on our board of directors. We also relied on our home country practice exemption to be exempt from Rule 5605(d)(2) of the Nasdaq Rules, which requires a Nasdaq-listed company to establish a compensation committee comprised entirely of independent directors and two out of three members of our compensation committee are independent directors. We relied on our home country practice exemption to be exempt from Rule 5605(e)(1) of the Nasdaq Rules, which requires a Nasdaq-listed company to nominate director nominees either by a majority independent board or by a nominations committee comprised solely of independent directors and we do not have a majority independent board or a nominations committee comprised solely of independent directors. We relied on our home country practice exemption to be exempt from Rule 5250(b)(3) of the Nasdaq Rules, which requires a Nasdaq-listed company to disclose third party director and nominee compensation no later than when the companies files its next Form 20-F. Subject to Nasdaq Rules, we may also opt to rely on additional home country practice exemptions in the future.

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. We elected to follow home country practice exemption and be exempt from such requirements.

In addition, we relied on home country practice exemption with respect to Rule 5620(a) of the Nasdaq Rules, which requires a Nasdaq-listed company to hold an annual meeting of Shareholders no later than one year after the end of the company’s fiscal year-end and we did not hold an annual shareholders meeting in 2022. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM  16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM  16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on the Form 20-F for the fiscal year ended December 31, 2021. Our registered public accounting firm is headquartered in mainland China.

As of the date of this annual report and to our best knowledge:

(i).   none of our shares or the shares of our material operating entities are owned by governmental entities in the jurisdiction in which we or such material operating entities are incorporated or otherwise organized;

(ii).   none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our material operating entities;

(iii).   none of the members of our board of directors or the board of directors of our material operating entities is an official of the Chinese Communist Party; and

(iv).   the currently effective Articles of Association of our company or equivalent organizing documents of our material operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles or organizing documents.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

ITEM 16.J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of DouYu International Holdings Limited are included at the end of this annual report.

ITEM 19.EXHIBITS

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

4.9

English translation of the share pledge agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.10

English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.11

English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.12

English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.13

English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.14

English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.15†

English translation of the share pledge agreement entered into on October 9, 2021 by and among Douyu Yule, Wuhan Douyu and Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-38967), filed with the SEC on April 29, 2022)

4.16

English translation of the share pledge agreement entered into on May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.17

English translation of the amended exclusive option agreement entered into on July 25, 2020, by and among Douyu Yule, Wuhan Douyu and Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 30, 2020)

4.18

English translation of the exclusive option agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.20 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.19

English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.21 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.20

English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.21

English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.25 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.22

English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.26 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

Exhibit Number	Description of Document

4.23

English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.27 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.24†

English translation of the exclusive option agreement entered into on October 9, 2021 by and among Douyu Yule, Wuhan Douyu and Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38967), filed with the SEC on April 29, 2022)

4.25

English translation of the exclusive option agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.29 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.26

English translation of exclusive business cooperation agreement dated May 14, 2018 by and between Douyu Yule and Wuhan Douyu (incorporated by reference to Exhibit 10.30 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.27

English translation of the exclusive business operation agreement dated May 29, 2018 by and between Douyu Yule and Wuhan Ouyue (incorporated by reference to Exhibit 10.31 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.28

English translation of amended powers of attorney dated July 25, 2020, issued by Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 30, 2020)

4.29

English translation of powers of attorney dated May 8, 2018 issued by Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.33 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.30

English translation of powers of attorney dated May 14, 2018 issued by Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.34 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.31

English translation of powers of attorney dated May 14, 2018 issued by Beijing Fengye Equity Investment Centre (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.35 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.32

English translation of powers of attorney dated May 14, 2018 issued by Linzhi Lichuang Information Technology Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.38 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.33

English translation of powers of attorney dated May 14, 2018 issued by Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.39 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.34

English translation of powers of attorney dated May 14, 2018 issued by Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.40 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.35

English translation of power of attorney dated October 9, 2021 issued by Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-38967), filed with the SEC on April 29, 2022)

4.36

English translation of powers of attorney dated May 29, 2018 issued by Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.42 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.37

English translations of amended consent letter dated July 25, 2020, executed by the spouse of Mr. Shaojie Chen, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 30, 2020)

Exhibit Number	Description of Document

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

4.41*†	English translation of License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. and Wuhan Ouyue dated April 25, 2023

8.1*	Significant subsidiaries of the registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.4**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DouYu International Holdings Limited

By:	/s/ Shaojie Chen
	Name:	Shaojie Chen
	Title:	Chief Executive Officer and Director

Date: April 25, 2023

DOUYU INTERNATIONAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of DouYu International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DouYu International Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the financial statements schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.6 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

Investments – Impairment on Investments - Refer to Notes 2.15 and 7 to the financial statements

Critical Audit Matter Description

The Company holds equity method investments and investments in equity securities without readily determinable fair values amounted to RMB531,911,325 as of December 31, 2022. During the year ended December 31, 2022, impairment losses totaling RMB78,462,371 had been recognized against these investments.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures relating to the impairment on equity method investments and investments in equity securities without readily determinable fair values included the following, among others:

●	We tested the effectiveness of the internal controls which address risks of material misstatement with respect to management’s assessment of whether or not impairment indicators are present, and if so, the estimated fair value of these investments and conclusions as to whether or not an impairment should be recognized in the financial statements.
●	We tested management’s evaluation of impairment for these investments accounted equity method investments and equity securities without readily determinable fair value by:
o	evaluating the appropriateness of indicators used by management to determine whether impairment on these investments has occurred, and testing management’s evaluation of whether indicators of impairment existed by considering both quantitative and qualitative factors.
o	with the assistance of the valuation specialists, evaluating the fair value methodology and significant assumptions used in the calculations of fair value of potentially impaired investments on a test basis, by verifying whether the valuation methodology used is an acceptable method to value such investment and whether the assumptions and projections used by management are reasonable and supportable.
o	examining the mathematical accuracy of the valuations and the amount of impairment should be recognized, if any.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 25, 2023

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of DouYu International Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DouYu International Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 25, 2023, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding to the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 25, 2023

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2022
			US$
	RMB	RMB	(Note 2.6)
ASSETS
Current assets:
Cash and cash equivalents	4,456,405,874	4,041,602,800	585,977,324
Restricted cash	10,702,719	6,056,699	878,139
Short-term bank deposits	2,076,355,000	2,511,150,000	364,082,526
Accounts receivable, net of allowance for credit loss of RMB13,845,960 and RMB 8,875,133 as of December 31, 2021 and December 31, 2022, respectively	191,388,528	109,180,373	15,829,666
Prepayments	80,716,962	26,064,222	3,778,957
Amounts due from related parties	37,158,946	46,125,644	6,687,590
Other current assets	376,366,810	337,003,841	48,860,964
Total current assets	7,229,094,839	7,077,183,579	1,026,095,166
Property and equipment, net	25,110,713	16,987,890	2,463,013
Intangible assets, net	161,540,392	106,723,435	15,473,444
Long-term bank deposits	100,000,000	250,000,000	36,246,593
Investments	491,424,800	531,911,325	77,119,893
Goodwill	12,636,845	13,804,064	2,001,401
Right-of-use assets	72,309,492	49,910,725	7,236,375
Other non-current assets	64,785,300	98,845,391	14,331,235
TOTAL ASSETS	8,156,902,381	8,145,366,409	1,180,967,120
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities: (include amounts of the consolidated VIEs without recourse to DouYu International Holdings Limited. See Note 2.2)
Accounts payable	824,127,774	666,984,788	96,703,704
Advances from customers	7,476,002	6,458,807	936,439
Deferred revenue	235,134,242	288,152,276	41,778,153
Accrued expenses and other current liabilities	458,327,992	302,801,557	43,902,099
Amounts due to related parties	293,507,806	266,787,562	38,680,561
Lease liabilities due within one year	30,417,376	27,479,158	3,984,103
Total current liabilities	1,848,991,192	1,558,664,148	225,985,059
Lease liabilities	31,278,210	19,571,579	2,837,612
Deferred revenue	18,044,867	6,570,535	952,638
TOTAL LIABILITIES	1,898,314,269	1,584,806,262	229,775,309
Commitments and contingencies (Note 19)
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 500,000,000 shares authorized, 34,568,689 shares issued and 34,136,627 shares outstanding as of December 31, 2021 and 34,538,226 shares issued and 31,977,665 shares outstanding as of December 31, 2022)	23,043	23,336	3,383
Treasury shares (1,755,803 and 2,560,561 ordinary shares as of December 31, 2021 and 2022, respectively)	(802,249,761)	(911,217,013)	(132,114,048)
Additional paid-in capital	10,618,537,927	10,670,286,906	1,547,046,179
Accumulated deficit	(3,445,102,409)	(3,520,524,817)	(510,428,116)
Accumulated other comprehensive (loss)/income	(112,621,676)	321,990,770	46,684,273
Total DouYu International Holdings Limited Shareholders’ equity	6,258,587,124	6,560,559,182	951,191,671
Noncontrolling interest	988	965	140
Total Shareholders’ equity	6,258,588,112	6,560,560,147	951,191,811
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,156,902,381	8,145,366,409	1,180,967,120

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2020	2021	2022
				US$
	RMB	RMB	RMB	(Note 2.6)
Net revenues (include related party revenues of RMB32,910,229, RMB29,900,069 and RMB 20,394,478 for the years ended December 31, 2020, 2021 and 2022, respectively)	9,601,873,937	9,165,330,760	7,108,238,352	1,030,597,685
Cost of revenues	(8,041,528,585)	(8,075,420,524)	(6,118,128,300)	(887,045,221)
Gross profit	1,560,345,352	1,089,910,236	990,110,052	143,552,464
Operating (expense) income:
Sales and marketing expenses	(580,373,601)	(952,902,024)	(639,870,865)	(92,772,555)
General and administrative expenses	(375,935,570)	(375,975,505)	(288,241,624)	(41,791,107)
Research and development expenses	(416,272,985)	(490,018,940)	(383,091,118)	(55,542,991)
Other operating income, net	74,298,644	80,325,008	122,213,830	17,719,340
Total operating expenses	(1,298,283,512)	(1,738,571,461)	(1,188,989,777)	(172,387,313)
Income (loss) from operations	262,061,840	(648,661,225)	(198,879,725)	(28,834,849)
Other expenses, net	(27,393,678)	(33,852,394)	(80,301,141)	(11,642,571)
Interest income	145,235,383	77,392,560	129,857,831	18,827,616
Gain on disposal of subsidiary	23,525,694	—	—	—
Income (loss) before income taxes and share of income (loss) in equity method investments	403,429,239	(605,121,059)	(149,323,035)	(21,649,804)
Income tax expense	—	—	(3,487,038)	(505,573)
Share of income (loss) in equity method investments	1,306,287	(15,127,838)	62,395,476	9,046,494
Net income (loss)	404,735,526	(620,248,897)	(90,414,597)	(13,108,883)
Net loss attributable to noncontrolling interest	80,763,071	38,365,751	14,992,189	2,173,663
Net income (loss) attributable to ordinary shareholders of the Company	485,498,597	(581,883,146)	(75,422,408)	(10,935,220)
Net income (loss) per ordinary share attributable to ordinary shareholders
Basic	15.19	(17.88)	(2.36)	(0.34)
Diluted	14.71	(17.88)	(2.36)	(0.34)
Net income (loss) per ADS*
Basic	1.52	(1.79)	(0.24)	(0.03)
Diluted	1.47	(1.79)	(0.24)	(0.03)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	31,963,526	32,544,878	31,971,245	31,971,245
Diluted	33,012,682	32,544,878	31,971,245	31,971,245
Weighted average number of ADS used in calculating net income (loss) per ADS
Basic	319,635,264	325,448,779	319,712,449	319,712,449
Diluted	330,126,823	325,448,779	319,712,449	319,712,449
Net income (loss)	404,735,526	(620,248,897)	(90,414,597)	(13,108,883)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(425,737,643)	(123,533,529)	434,612,446	63,012,881
Comprehensive (loss) income	(21,002,117)	(743,782,426)	344,197,849	49,903,998
Comprehensive loss attributable to noncontrolling interests	82,518,577	38,365,751	14,992,189	2,173,663
Comprehensive income (loss) attributable to the ordinary shareholders	61,516,460	(705,416,675)	359,190,038	52,077,661

*  Every ten ADSs represent one ordinary share.

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

								Total
							Accumulated	shareholders’
							other	equity		Total
					Additional	Accumulated	comprehensive	attributable to	Noncontrolling	shareholders’
	Ordinary shares		Treasury shares		paid-in capital	deficit	income/(loss)	DouYu	interests	equity
	Number of		Number of
	shares	RMB	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	32,751,819	22,144	(291,207)	(168,567,125)	10,324,277,855	(3,348,717,860)	434,893,990	7,241,909,004	21,454,870	7,263,363,874
Repurchase of ordinary shares (Note 11)	—	—	(886,292)	(526,530,728)	—	—	—	(526,530,728)	—	(526,530,728)
Acquisitions of noncontrolling interests in Gogo Glocal (Note 12)	—	—	—	—	11,171,730	—	—	11,171,730	(11,171,730)	—
Acquisitions of noncontrolling interests in Shuangsi (Note 12)	—	—	—	—	(2,271,492)	—	—	(2,271,492)	(2,228,508)	(4,500,000)
Contribution from one shareholder in connection with an acquisition of an equity method investment	—	—	—	—	18,767,750	—	—	18,767,750	—	18,767,750
Capital contribution from noncontrolling interest shareholder in DouYu Japan (Note 12)	—	—	—	—	(7,700,837)	—	—	(7,700,837)	112,830,684	105,129,847
Net income (loss)	—	—	—	—	—	485,498,597	—	485,498,597	(80,763,071)	404,735,526
Shared-based compensation	—	—	—	—	142,154,361	—	—	142,154,361	—	142,154,361
Vesting of restricted share units	693,527	486	—	—	(486)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(423,982,137)	(423,982,137)	(1,755,506)	(425,737,643)
Balance at December 31, 2020	33,445,346	22,630	(1,177,499)	(695,097,853)	10,486,398,881	(2,863,219,263)	10,911,853	6,939,016,248	38,366,739	6,977,382,987
Repurchase of ordinary shares (Note 11)	—	—	(578,304)	(107,151,908)	—	—	—	(107,151,908)	—	(107,151,908)
Net loss	—	—	—	—	—	(581,883,146)	—	(581,883,146)	(38,365,751)	(620,248,897)
Shared-based compensation	—	—	—	—	132,139,459	—	—	132,139,459	—	132,139,459
Vesting of restricted share units	691,281	413	—	—	(413)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(123,533,529)	(123,533,529)	—	(123,533,529)
Balance at December 31, 2021	34,136,627	23,043	(1,755,803)	(802,249,761)	10,618,537,927	(3,445,102,409)	(112,621,676)	6,258,587,124	988	6,258,588,112
Repurchase of ordinary shares (Note 11)	—	—	(804,758)	(108,967,252)	—	—	—	(108,967,252)	—	(108,967,252)
Additional capital contribution in DouYu Japan (Note 12)	—	—	—	—	(14,992,166)	—	—	(14,992,166)	14,992,166	—
Net loss	—	—	—	—	—	(75,422,408)	—	(75,422,408)	(14,992,189)	(90,414,597)
Shared-based compensation	—	—	—	—	66,741,438	—	—	66,741,438	—	66,741,438
Vesting of restricted share units	401,599	293	—	—	(293)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	434,612,446	434,612,446	—	434,612,446
Balance at December 31, 2022	34,538,226	23,336	(2,560,561)	(911,217,013)	10,670,286,906	(3,520,524,817)	321,990,770	6,560,559,182	965	6,560,560,147

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ (Note 2.6)
Cash flows from operating activities:
Net income (loss)	404,735,526	(620,248,897)	(90,414,597)	(13,108,883)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property and equipment	21,126,504	18,275,703	11,843,695	1,717,174
Loss from the disposal of intangible assets	550,590	—	—	—
Amortization of intangible assets	89,790,156	70,456,937	75,650,610	10,968,307
Operating lease expenses	44,300,218	46,120,215	40,033,943	5,804,376
Loss from the disposal of property and equipment	24,880	12,315	1,511,049	219,082
Provision (Reversal) for allowance for credit loss	3,270,564	2,182,083	(4,970,827)	(720,702)
Dividends from an equity investee	297,690	—	—	—
Share of (income) loss in equity method investments	(1,306,287)	15,127,838	(62,395,476)	(9,046,494)
Gain on disposal of a subsidiary	(23,525,694)	—	—	—
Impairment losses and fair value adjustments on investments	19,517,062	33,653,746	78,462,371	11,375,974
Share-based compensation	142,154,361	132,139,459	66,741,438	9,676,599
Changes in operating assets and liabilities:
Accounts receivable	(25,808,778)	6,173,518	87,178,982	12,639,764
Prepayments	(26,602,239)	(28,610,593)	54,652,740	7,923,902
Other current assets	(33,345,122)	(139,662,715)	39,362,970	5,707,094
Other non-current assets	(10,457,638)	(5,214,782)	(32,173,299)	(4,664,690)
Amounts due from related parties	14,909,528	(28,113,868)	1,033,302	149,815
Accounts payable	96,426,827	(161,945,337)	(157,142,986)	(22,783,591)
Advances from customers	(6,083,543)	(3,434,987)	(4,224,318)	(612,469)
Accrued expenses and other current liabilities	43,125,766	74,287,172	(155,526,435)	(22,549,213)
Amounts due to related parties	(75,208,093)	69,982,877	(26,720,244)	(3,874,071)
Deferred revenue	30,738,939	(19,612,664)	41,543,702	6,023,271
Lease liabilities	(40,982,350)	(47,825,789)	(32,280,025)	(4,680,164)
Net cash provided by (used in) operating activities	667,648,867	(586,257,769)	(67,833,405)	(9,834,919)
Cash flows from investing activities:
Proceeds on disposal of property and equipment	(213,662)	503,894	360,935	52,331
Purchases of property and equipment	(18,897,736)	(6,873,896)	(5,895,746)	(854,803)
Proceeds from disposal of intangible assets	1,991,510	—	—	—
Purchases of intangible assets	(63,243,106)	(115,631,314)	(18,270,215)	(2,648,932)
Purchases of short-term bank deposits	(4,836,476,896)	(1,736,355,000)	(2,415,288,000)	(350,183,843)
Purchases of long-term bank deposits	(220,000,000)	(45,000,000)	(220,000,000)	(31,897,002)
Proceeds from disposal of short-term bank deposits	2,606,247,896	1,840,229,000	2,104,283,000	305,092,356
Proceeds from disposal of investments	120,000,000	151,102,000	4,333,627	628,317
Proceeds from disposal of subsidiary, net of cash disposed	50,543,502	—	—	—
Payments for acquisitions of equity investments	(276,291,399)	(107,103,932)	(48,141,000)	(6,979,789)
Loan to related parties	(10,000,000)	—	(10,000,000)	(1,449,864)
Repayment of loan from related parties	33,720,064	—	—	—
Cash used in investing activities	(2,612,619,827)	(19,129,248)	(608,617,399)	(88,241,229)
Cash flows from financing activities
Acquisition of noncontrolling interest	(4,500,000)	—	—	—
Proceeds from capital contribution from noncontrolling interest shareholder	105,129,847	—	—	—
Repurchase of ordinary shares	(579,824,528)	(107,151,908)	(108,967,252)	(15,798,766)
Cash used in financing activities	(479,194,681)	(107,151,908)	(108,967,252)	(15,798,766)
Effect of foreign exchange rate changes on cash and cash equivalents	(418,949,871)	(112,129,959)	365,968,962	53,060,512
Net decrease in cash, cash equivalents and restricted cash	(2,843,115,512)	(824,668,884)	(419,449,094)	(60,814,402)
Cash, cash equivalent and restricted cash at the beginning of the year	8,134,892,989	5,291,777,477	4,467,108,593	647,669,865
Cash, cash equivalent and restricted cash at the end of the year	5,291,777,477	4,467,108,593	4,047,659,499	586,855,463
Supplemental disclosure of cash flow information:
Income tax paid	—	—	2,452,965	355,646
Supplemental disclosure on non-cash investing and financing activities:
Accrued purchases of property and equipment	764,669	442,148	1,966,037	285,049
Impact of long-term bank deposits that will expire within one year	—	—	70,000,000	10,149,046

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash and cash equivalents	5,279,902,398	4,456,405,874	4,041,602,800
Restricted cash	11,875,079	10,702,719	6,056,699
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	5,291,777,477	4,467,108,593	4,047,659,499

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1.Organization and principal activities

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

In 2018, the Original Shareholders and all of the investors undertook an equity restructuring in order to redomicile its business from PRC to the Cayman Islands (the “2018 Restructuring”), the Company was incorporated in the Cayman Islands to be the holding company of the Group and through its wholly owned subsidiary in PRC, entered into a series of contractual arrangement (“VIE agreements”) with Wuhan Douyu Internet Technology Co., Ltd. (“Wuhan Douyu”) and its respective shareholders. The arrangements pursuant to which the Company and its subsidiary were established as a primary beneficiary of Wuhan Douyu.

On July 17, 2019, the Company completed its initial public offering (“IPO”) and issued 44,924,730 American Depositary shares (“ADSs”), representing 4,492,473 ordinary shares.

As of December 31, 2022, the Company’s principal subsidiaries, VIEs are as follows:

	Date of	Place of	Percentage of
	incorporation/	incorporation/	direct/indirect
	establishment	establishment	ownership
Wholly owned subsidiaries
Wuhan Yuxing Tianxia Culture Media Co., Ltd.	June 24, 2016	Wuhan	100%
Wuhan Yuyin Raoliang Culture Media Co., Ltd.	June 23, 2016	Wuhan	100%
Wuhan Douyu Culture Network Technology Co., Ltd. (“Douyu Yule”)	April 2, 2018	Wuhan	100%

DouYu Network Inc.	January 12, 2018	The British Virgin Islands	100%
Douyu Hongkong Limited	January 24, 2018	Hong Kong	100%
Gogo Glocal Holding Limited(“Gogo Glocal”)	October 8, 2018	Cayman	100%

VIEs
Wuhan Douyu Internet Technology Co., Ltd. (“Wuhan Douyu”)	May 8, 2015	Wuhan	100%
Wuhan Ouyue Online TV Co., Ltd. (“Wuhan Ouyue”)	February 3, 2016	Wuhan	100%

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies

2.1Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.2Basis of Consolidation

The consolidated financial statements of the Company, its subsidiaries and the VIEs and VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated.

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

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.2Basis of Consolidation (Continued)

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of inter-VIE group transactions and balances:

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Cash and cash equivalents	189,362,884	415,223,372
Restricted cash	10,702,719	6,056,699
Short-term bank deposits	820,000,000	570,000,000
Accounts receivable, net	179,040,751	101,314,132
Prepayments	62,633,147	24,730,939
Amounts due from related parties	36,878,846	45,943,815
Other current assets	293,554,059	233,248,194
Property and equipment, net	7,688,346	4,649,199
Long-term bank deposits	100,000,000	150,000,000
Intangible assets, net	124,765,811	75,374,548
Right-of-use assets	60,036,918	27,723,232
Investments	252,607,366	245,961,838
Other non-current assets	59,613,379	74,153,344
Total Assets	2,196,884,226	1,974,379,312
LIABILITIES
Accounts payable	851,736,160	524,514,621
Advances from customers	7,473,644	6,272,204
Deferred revenue	216,715,786	267,934,706
Accrued expenses and other current liabilities	255,957,711	168,735,310
Amounts due to related parties	283,757,603	257,909,753
Lease liabilities	57,164,354	24,969,407
Total Liabilities	1,672,805,258	1,250,336,001

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenue	8,697,485,194	8,965,084,213	7,022,078,865
Net income (loss)	432,731,451	388,119,110	(9,846,803)

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.2Basis of Consolidation(Continued)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	899,235,343	(402,927,749)	78,293,695
Net cash (used in) provided by investing activities	(1,179,665,550)	14,039,712	142,920,773
Net cash used in financing activities	—	—	—

The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. The inter-company service fees charged by WFOE were RMB1,401,036,611, RMB1,624,748,798 and RMB448,789,468 for the years ended December 31, 2020, 2021 and 2022, respectively. The amounts due to WFOE were RMB3,278,174,124 and RMB3,346,208,976 as of December 31, 2021 and 2022, respectively. The inter-company operating cash outflows were RMB794,124,509, RMB840,389,499 and RMB407,681,984 for the years ended December 31, 2020, 2021 and 2022, respectively. These inter-company transactions and balances were eliminated in the consolidated financial statements.

The VIEs contributed 91%, 98%, and 99% of the Group’s consolidated revenue for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the VIEs accounted for an aggregate of 27% and 24% of the consolidated total assets and 88% and 79% of the consolidated total liabilities.

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

2.3Use of Estimates

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

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.4Fair value measurements

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

The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term bank deposits, receivables, payables, other current assets, amounts due from related parties, other current liabilities and amounts due to related parties. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of the long-term bank deposits approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market.

2.5Foreign currency translation

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

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.5Foreign currency translation (Continued)

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

2.6Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972 on December 30, 2022 as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2022, or at any other rate.

2.7Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal and use.

2.8Restricted cash

The Group’s restricted cash represents cash restricted by court related to lawsuits in which the group is involved. The restriction will be removed when the cases are closed.

2.9Short-term and long-term bank deposits

The Group holds fixed term certificates of deposit with commercial banks in the PRC. Certificate of deposits with maturities between three months to one year are classified as short-term bank deposits and fixed term certificates of deposit with maturities beyond one year are classified as long-term bank deposits.

2.10Accounts receivable, net of allowance for credit loss

Accounts receivable, net are stated at the historical carrying amount net of allowance for credit loss. On January 1, 2020, the Group adopted ASU No. 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, using the modified retrospective transition method. Based on the Group’s assessment, the adoption of ASC 326 did not have any material impact to the Group’s consolidated financial statements and there were no material differences between the Group’s adoption of ASC 326 and its historic accounting method. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.11Property and equipment, net

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

2.12Intangible assets, net

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

Brand name	10 years
Agency contract rights	Over the shorter of the contract period or expected useful lives
License for Online Transmission of Audio/Video Programs (1)	Infinite life
Platform	5 years
Software	3 - 5 years
Licensed copyrights of content	1 - 2 years
Others	3 - 10 years

(1)

The license permits the Group in the provision of online streaming of video on its platforms. The license is renewable every 3 years and may be renewed indefinitely. The Group has renewed this license in March 2021 which remains valid until March 2024, and intends to renew the license indefinitely.

2.13Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in the Group’s acquisitions, such as the expected benefit from the existing workforce and client service capability of the acquired business. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded. For the years ended December 31, 2020, 2021 and 2022, no impairment loss was recognized on goodwill.

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.14Impairment of long-lived assets and intangible assets

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

2.15Long-term investments

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

The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group recorded impairment loss of nil, nil and nil, respectively in other expense, net for the years ended December 31, 2020, 2021 and 2022, respectively.

Equity securities without readily determinable fair value

The Group’s investment in equity securities comprise of investment in privately-held companies.

On January 1, 2019, the Group adopted ASC Topic 321, Investments—Equity Securities (“ASC 321”) and elected to measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other expense, net. The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount recorded as investment loss.

For years ended December 2020, 2021 and 2022, the Group recorded impairment loss of RMB28,088,491, RMB33,653,746 and RMB78,462,371 in other expenses, net, respectively.

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.16Revenue recognition

Revenues are recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The following table disaggregates the Group’s revenue by major type of services for the years ended December 31, 2020, 2021 and 2022:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Live streaming	8,852,225,839	8,596,599,175	6,797,326,921
Advertisement	645,227,128	464,866,153	190,254,794
Other	104,420,970	103,865,432	120,656,637
Total	9,601,873,937	9,165,330,760	7,108,238,352

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

The Group has evaluated and determined that it is the principal and views the users to be its customers. Specifically, the Group controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Group reports its live streaming revenue on a gross basis with amounts billed to users for the virtual items recorded as revenues and the revenue sharing fee paid to streamers or talent agencies recorded as cost of revenues. Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Group has determined that the virtual items represent one performance obligation in the live streaming service. Revenue related to each of the consumable items is recognized at the point in time when the virtual gifts is transferred directly to the streamers and consumed by them, while revenue related to time-based items is recognized ratably over a fixed period on a straight-line basis. Although some virtual items have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented. The Group does not have further performance obligations to the user after the virtual items are consumed.

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

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.16Revenue recognition (Continued)

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

Other revenue

Other revenue mainly consists of game distribution revenue. Online games developed by third party game developers are displayed through the Group’s platforms to attract users to download and play the games. The Group earns revenues from game developers in accordance with the pre-determined arrangements based on the in-game purchase amounts for the games downloaded or played through the Group’s platforms. The Group considers itself as agent in these arrangements. Game distribution revenue is recognized at a point in time when the purchase in game is made.

Practical expedients and exemptions

The Group’s contracts have an original duration of one year or less. Accordingly, the Group does not disclose the value of unsatisfied performance obligations.

Contract balances

Contract balances include accounts receivable, advances from customers and deferred revenue. Accounts receivable represent cash due from third-party application stores as well as from advertising customers and are recorded when the right to consideration is unconditional. The allowance for credit loss reflects the best estimate of probable losses inherent to the accounts receivable balance. Advances from customers primarily represent cash received from the Group’s advertisement customers. Deferred revenue primarily includes cash received from paying users related to the Group’s live streaming service. Deferred revenue is recognized as revenue when all of the revenue recognition criteria have been met or over the estimated service period. Revenue recognized in 2022 that was included in the deferred revenue balance as of January 1, 2022 was RMB223,104,331, which consists primarily of virtual items consumption. Due to the generally short-term duration of the Group’s contracts, the balances of deferred revenue and advances from customers as of December 31, 2022 will be recognized as revenue within one year.

		Advances
	Accounts	from	Deferred
	receivable	customers	revenue
	RMB	RMB	RMB
Opening Balance as of January 1, 2021	199,744,129	10,910,989	229,701,778
Decrease, net	(8,355,601)	(3,434,987)	(6,597,447)
Ending Balance as of December 31, 2021	191,388,528	7,476,002	223,104,331
(Decrease) Increase, net	(82,208,155)	(4,224,318)	51,906,875
Ending Balance as of December 31, 2022	109,180,373	3,251,684	275,011,206

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.17Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees paid to live streamers and talent agencies determined based on a percentage of revenue from sale of virtual items, (ii) content costs, (iii) bandwidth, (iv) salaries and welfare, (v) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, and (vi) payment handling costs.

2.18Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits expenses incurred for research and development personnel, (ii) rental, general expenses and depreciation expenses associated with the research and development activities and (iii) share-based compensation. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2020, 2021 and 2022.

2.19Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel and (iii) share-based compensation. The advertising and market promotion expenses amounted to RMB219,369,426, RMB495,504,251 and RMB282,007,724 for the years ended December 31, 2020, 2021 and 2022, respectively.

2.20General and administrative expenses

General and administrative expenses consist primarily of (i) professional service fees, and (ii) share-based compensation, and (iii) salaries and welfare for general and administrative personnel and (iv) allowance for credit loss.

2.21Income taxes

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

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.22Segment information

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

2.23Operating leases as lessee

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

2.24Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other operating income, net in the period the cash is received. Government subsidies recognized for the years ended December 31, 2020, 2021 and 2022 were RMB92,708,856, RMB71,162,166 and RMB48,352,432, respectively.

2.25Certain risks and concentrations

Foreign currency risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents denominated in RMB that are subject to such government controls amounted to RMB 414,568,005, which accounted for 10.0% of total cash and cash equivalents as of December 31, 2022.

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.25Certain risks and concentrations (Continued)

Concentration of accounts receivable, net

Customer accounting for 10% or more of accounts receivable, net is as follows:

	As of December 31,
	2021		2022
	RMB	%	RMB	%	US$	%
Company A	21,191,007	11%	15,985,098	15%	2,317,621	15%

2.26Recently issued accounting pronouncements

Recent accounting pronouncements not yet adopted

In September 2022, the FASB issued ASU 2022-04, Disclosure of Supplier Finance Program Obligations. This ASU provided guidance to increase the transparency of supplier finance programs. The amendments in this ASU require that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs. This update is effective for fiscal years beginning after December 15, 2022. We are currently evaluating this accounting guidance, which may have disclosure impact only.

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848) --Deferral of the Sunset Date (Topic 848). ASU 2022-06 defers the sunset date of Topic 848. ASU 2022-06 is effective upon issuance. The Group yet not have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The Group is in process of evaluating the impact and currently does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

3.Accounts receivable, net

Accounts receivable, net consist of the followings:

	As of December 31,
	2021	2022
	RMB	RMB

Accounts receivable, gross	205,234,488	118,055,506
Less: allowance for credit loss	(13,845,960)	(8,875,133)
Accounts receivable, net	191,388,528	109,180,373

The Group recorded a provision for current expected credit loss. The following table sets out movements of the expected credit loss provision for the years ended December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB

Balance as of January 1	15,834,902	12,573,550	13,845,960
Addition (Reversal)	3,270,564	2,182,083	(4,970,827)
Write offs	(6,531,916)	(909,673)	—
Balance as of December 31	12,573,550	13,845,960	8,875,133

Notes to the Consolidated Financial Statements (Continued)

4.Other current assets

Other current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Value-added tax recoverable	179,370,960	153,654,128
Interest receivable	43,423,502	113,566,938
Funds receivable from third party payment service providers (1)	97,558,304	42,988,192
Content rights	38,557,515	5,317,278
Others	17,456,529	21,477,305
Total	376,366,810	337,003,841
(1)The Group opened accounts with external online payment service providers to collect funding from users.

5.Property and equipment, net

	As of December 31,
	2021	2022
	RMB	RMB
Gross carrying amount
Computer and transmission equipment	100,007,413	96,802,675
Leasehold improvements	24,462,607	26,155,889
Furniture and office equipment	7,272,327	5,937,405
Motor vehicles	410,200	410,200
Total	132,152,547	129,306,169
Less: accumulated depreciation	(107,041,834)	(112,318,279)
Property and equipment, net	25,110,713	16,987,890

Depreciation expense was RMB21,126,504, RMB18,275,703 and RMB11,843,695 for the years ended December 31, 2020, 2021 and 2022, respectively.

Notes to the Consolidated Financial Statements (Continued)

6.Intangible assets, net

	As of December 31,
	2021	2022
	RMB	RMB
Gross carrying amount
Agency contract rights (1)	218,806,605	218,974,843
Licensed copyrights of content	55,377,358	55,377,358
Brand name	37,723,300	41,207,663
Software	18,684,575	21,063,281
Platform	9,245,907	10,099,917
License for Online Transmission of Audio/Video Programs	7,988,748	7,988,748
Others	5,760,599	5,760,599
Total of gross carrying amount	353,587,092	360,472,409
Less: accumulated amortization
Agency contract rights	(159,504,274)	(179,904,671)
Licensed copyrights of content	(4,721,697)	(32,485,850)
Brand name	(12,102,892)	(17,341,557)
Software	(5,868,964)	(11,184,034)
Platform	(6,088,430)	(8,670,779)
Others	(3,760,443)	(4,162,083)
Total of accumulated amortization	(192,046,700)	(253,748,974)
Intangible assets, net	161,540,392	106,723,435
(1)	The agency contract rights, which represent prepayment of cooperation costs to top streamers, acquired during the years ended December 31, 2021 and 2022 are RMB24,485,849 and RMB15,136,791, respectively, with weighted average amortization period of 2.1 years and 3 years.

Amortization expenses were RMB89,790,156, RMB70,456,937 and RMB75,650,610 for the years ended December 31, 2020, 2021 and 2022 respectively. The Group expects to record amortization expenses in the future 5 years as below:

Future
amortization
expenses
RMB
2023	61,875,926
2024	17,571,505
2025	5,678,820
2026	4,485,262
2027 and thereafter	9,123,174
Total	98,734,687

The weighted average amortization periods of intangible assets as of December 31, 2021 and 2022 are as below:

As of December 31,
	2021	2022
Brand name	10 years	10 years
Agency contract rights	3.3 years	3.6 years
Platform	5 years	5 years
Software	3.6 years	3.5 years
Others	3.2 years	3.2 years

Notes to the Consolidated Financial Statements (Continued)

7.Investments

Equity method investments:

	As of December 31,
	2021	2022
	RMB	RMB
Wuhan Shayu Network Technology Co., Ltd. (“Shayu”) (1)	168,416,427	172,002,038
Nanshan Stellar Investment LLP (“Nanshan LLP”) (2)	—	100,033,487
Others	18,283,241	14,993,454
	186,699,668	287,028,979

(1)	The Group aggregately owned 35.084% equity interest in Shayu with investment cost RMB188,009,650. For the years ended December 31, 2020, 2021 and 2022, the Company recognized the share of (loss) gain in equity method investment of RMB(3,454,322), RMB(16,138,901) and RMB3,585,612, respectively.
(2)	In 2022, the Group acquired limited partnership interest of Nanshan LLP, a private equity fund managed by Nanshan Star Holdings Limited (the “GP”) for a consideration of US$5,000,000 (equivalent to RMB31,741,000). For the year ended December 31, 2022, the Company recognized its share of income in equity method investment of US$9,388,560 (equivalent to RMB62,977,379) attributable to income recognized by Nanshan LLP for the change in fair value in Nanshan LLP's underlying investment.

Summarized financial information:

Summarized financial information as of and for the years ended December 31, 2020, 2021 and 2022 for the Group’s equity method investments is presented on a group basis as required under Rule 4-08(g) of Regulation S-X as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Balance sheets data:
Current assets	101,161,898	105,824,402	15,343,096
Non-current assets	101,902,392	188,537,698	27,335,397
Current liabilities	94,192,618	121,420,629	17,604,336

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Statements of comprehensive income (loss) data:
Revenue	556,259,979	554,885,622	399,408,328	57,908,764
Investment gain(1)	—	—	63,148,391	9,155,656
Gross profit	82,838,764	79,605,248	95,531,209	13,850,723
(Loss) income from operations	(44,945,173)	(57,912,568)	23,085,819	3,347,129
Net (loss) income	(28,459,950)	(45,925,057)	26,146,839	3,790,935

(1)	Amount represents the mark-to fair value gain recognized in the financial statements of Nanshan LLP.

Notes to the Consolidated Financial Statements (Continued)

7.Investments (Continued)

Equity securities without readily determinable fair values:

	As of December 31,
	2021	2022
	RMB	RMB
Content producers	246,170,165	167,707,971
Technology and software companies	48,554,967	52,300,880
Others	10,000,000	24,873,495
	304,725,132	244,882,346

For the years ended 2020, 2021 and 2022, RMB28,088,491, RMB33,653,746 and RMB78,462,371 impairment was recorded and an upward adjustment of RMB8,571,429, RMB nil and RMB nil as result of observable price change for the identical or similar investment of the same investees was recognized in other expenses, net.

8.Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accrued payroll and welfare	198,311,616	171,797,452
Accrued marketing cost	149,202,671	52,337,833
Accrued settlement relating to class action lawsuits	38,254,200	—
Other tax payable	25,482,315	8,346,120
Deposits	22,924,693	8,880,214
Others	24,152,497	61,439,938
Total	458,327,992	302,801,557

9.Cost of revenues

Cost of revenues consist of the following:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenue sharing fees and content costs	7,129,094,348	7,153,155,717	5,245,923,556
Bandwidth costs	661,129,019	665,274,852	569,057,110
Others	251,305,218	256,989,955	303,147,634
Total	8,041,528,585	8,075,420,524	6,118,128,300

10.Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Notes to the Consolidated Financial Statements (Continued)

10.Income taxes (Continued)

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

China

The Company’s subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) Law. The subsidiaries and the VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented. In 2019, Wuhan Douyu, Douyu Yule and Wuhan Ouyue obtained “Software Enterprise Certificate”, which enables them to enjoy a tax holiday of a two-year exemption commencing from first profitable calendar year and a 50% reduction in uniform tax rate for the following three calendar years. As of December 31, 2020, Douyu Yule is profitable after offsetting its accumulated loss and starts to enjoy the tax benefit of software enterprise, while Wuhan Douyu, and Wuhan Ouyue are still in accumulative loss status and have not enjoyed the tax benefit yet. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2018 to 2022, enterprises engaged in research and development activities are entitled to claim 175% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”).

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

Notes to the Consolidated Financial Statements (Continued)

10.Income taxes (Continued)

China (Continued)

Income (loss) before income taxes consist of:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
PRC	710,575,006	(15,493,030)	(89,768,953)
Overseas	(307,145,767)	(589,628,029)	(59,554,082)
Total	403,429,239	(605,121,059)	(149,323,035)

The Group did not incur any current or deferred component of income tax expenses for the years ended December 31, 2020 and 2021. For the year ended December 31, 2022, the Group recorded current income tax expense of RMB3,487,038, of which RMB1,034,073 has not been paid as of December 31, 2022.

The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	Years ended December 31,
	2020	2021	2022
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	26.87%	(4.00)%	(14.71)%
Super deduction on research and development expenses	(8.37)%	3.96%	—
Effect of expired tax loss	—	(0.40)%	—
Effect of tax holiday	(36.13)%	47.40%	2.15%
Effect of tax rate in different tax jurisdiction	14.16%	(6.07)%	13.38%
Change in valuation allowance	(21.53)%	(65.89)%	(28.31)%
Total	0.00%	0.00%	(2.49)%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

The aggregate dollar effect	145,777,478	286,804,076	3,205,943
Per share effect—basic and diluted	4.56	8.81	0.10

Deferred tax assets are as follows:

	Years ended December 31,
	2021	2022
	RMB	RMB

Deferred tax assets
Tax loss carried forward	1,003,286,365	862,624,971
Deductible temporary differences	37,326,947	162,018,885
Tax basis difference upon the restructuring in 2016	44,899,742	33,903,815
Allowance for credit loss	6,711,512	5,467,891
Total deferred tax assets	1,092,224,566	1,064,015,562
Less: valuation allowance	(1,092,224,566)	(1,064,015,562)
Net deferred tax assets	—	—

Notes to the Consolidated Financial Statements (Continued)

10.Income taxes (Continued)

Deferred tax assets are as follows: (Continued)

The movement of deferred tax valuation allowance is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	795,745,498	706,478,606	1,092,224,566
Increase	72,777,388	433,166,584	53,777,072
Decrease	(162,044,280)	(47,420,624)	(81,986,076)
Balance at end of the year	706,478,606	1,092,224,566	1,064,015,562

The Group operates through its subsidiaries, the VIEs and the VIEs’ subsidiaries. According to the Article 18 of PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years. As of December 31, 2020, 2021 and 2022, the Group had tax operating loss carry forwards of RMB2,414,846,539, RMB3,740,244,579 and RMB2,695,640,682 respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income and will expire during the period from 2021 to 2025, 2022 to 2026 and 2023 to 2027, respectively.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2021 and 2022, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

11.Treasury shares

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

On August 30, 2021, the Company announced the repurchase program whereby the Company may repurchase up to US$100 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on September 30, 2021. As of December 31, 2021, the Company has repurchased an aggregate of 578,304 ordinary shares for total cash consideration of US$16,737,290 (equivalent of RMB107,151,908) including repurchase commissions, among which 578,304 ordinary shares for total cash consideration of US$16,737,290 (equivalent of RMB107,151,908) (the “2021 Share Repurchase Program”). As of December 31, 2022, the Company completed the 2021 Share Repurchase Program and repurchased the remaining 804,758 of ordinary shares for cash consideration of US$17,158,573 (equivalent of RMB108,967,252).

12.Noncontrolling Interest

As of December 31, 2022, the Group’s noncontrolling interest mainly included equity interest in DouYu Japan. The following schedule shows the effects of changes in the ownership interest of the Company in its subsidiaries on equity attributed to DouYu International for the years ended December 31, 2020, 2021 and 2022.

Notes to the Consolidated Financial Statements (Continued)

12.Noncontrolling Interest (Continued)

Below are the changes in the Group’s ownership in its subsidiaries on the Group’s equity.

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net income (loss) attributable to DouYu’s ordinary shareholders	485,498,597	(581,883,146)	(75,422,408)
Transfers to noncontrolling interest
Decrease in DouYu’s additional paid-in capital for acquisition of noncontrolling interest in Shuangsi (1)	(2,271,492)	—	—
Decrease in DouYu’s additional paid-in capital due to capital contribution from noncontrolling interest shareholder in DouYu Japan (2)	(7,700,837)	—	—
Decrease in DouYu’s additional paid-in capital due to additional capital contribution in DouYu Japan (3)	—	—	(14,992,166)
Increase in DouYu’s additional paid-in capital due to repurchase of noncontrolling interest in Gogo Glocal (Note 13)	11,171,730	—	—
Net transfers to noncontrolling interest	1,199,401	—	(14,992,166)
Change from net income attribute to DouYu and transfers to noncontrolling interest	486,697,998	(581,883,146)	(90,414,574)
(1)	In March 2020, the Group purchased 15% equity of Chengdu Shuangsi Culture Broadcasting Co., Ltd (“Shuangsi”)with cash consideration of RMB4,500,000. The difference between the fair value of the consideration paid and the carrying amount of the noncontrolling interest acquired was recognized in additional paid-in capital.
(2)	In April, June and November, 2020, the Group and noncontrolling interest shareholder purchased the newly issued common shares of DouYu Japan with consideration of JPY4,189,200,000 (equivalent to RMB272,248,433 ) and JPY1,610,800,000 (equivalent to RMB105,129,847 ), respectively. As a result of these transactions, the noncontrolling interest shareholder’s ownership interest increased from 14.9% to 28.9% while the Group retains its controlling financial interest in DouYu Japan. The difference between the consideration received and the amount of the noncontrolling interest was adjusted was recognized in additional paid-in capital.
(3)	During the year ended December 31, 2022, the Group acquired additional newly issued common shares of DouYu Japan with consideration of JPY7,499,997,600 (equivalent to RMB397,078,638). As a result of this transaction, the noncontrolling interest shareholder’s ownership interest decreased from 28.9% to 22.4%. The difference of RMB14,992,166 between the cash consideration paid and the carrying amount of the noncontrolling interest was recorded as an adjustment to the Group’s additional paid-in capital.

Notes to the Consolidated Financial Statements (Continued)

13.Share-based compensation

Non-vested Gogo Glocal restricted shares

In connection of the acquisition of Nonolive business, Gogo Glocal issued 4,900,000 ordinary shares, which represents 46% of its equity, to the founders for Nonolive business. These ordinary shares are subject to transfer restriction and repurchase by the Group for a consideration of US$1 upon early termination of their requisite employment service period of 15 months. These ordinary shares are vested upon the earlier of the satisfaction of certain performance target as measured by number of Daily Active Users or the requisite service period. This arrangement has been accounted as a grant of restricted share awards subject to service and performance conditions.

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

Notes to the Consolidated Financial Statements (Continued)

13.Share-based compensation (Continued)

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

For the years ended December 31, 2020, 2021 and 2022, the Group recorded compensation expenses of RMB8,029,561, RMB nil and RMB nil, respectively.

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

Notes to the Consolidated Financial Statements (Continued)

13.Share-based compensation (Continued)

Restricted share units (Continued)

A summary of restricted share units activity during the year ended December 31, 2022 is presented below:

			Weighted
		Weighted	average
	Number of	average	remaining
	restricted	grant-date	contractual
	shares	fair value	life
		RMB	Years
Outstanding as of December 31, 2021	402,349	274.55	0.58
Vested	(401,599)	274.55
Forfeited	(750)	274.55
Outstanding as of December 31, 2022	—	—	—

The total intrinsic value of restricted share units vested during the years ended December 31, 2021 and 2022 was RMB 189,791,199 and RMB110,259,005, respectively.

The Group has recorded compensation expenses of RMB134,124,800, RMB132,139,459 and RMB66,741,438 for the years ended December 31, 2020, 2021 and 2022 relating to these restricted share units. As of December 31, 2021 and 2022, the unrecognized share-based compensation expenses were RMB72,612,268 and RMB nil, respectively.

14.Net income (loss) per share and net income (loss) attributable to ordinary shareholders

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Basic net income (loss) per share calculation
Numerator:
Net income (loss) attributable to ordinary shareholders for computing basic net income (loss) per share	485,498,597	(581,883,146)	(75,422,408)
Denominator:
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	31,963,526	32,544,878	31,971,245
Basic net income (loss) per ordinary share	15.19	(17.88)	(2.36)
Diluted net income (loss) per share calculation
Numerator:
Net income (loss) attributable to ordinary shareholders of DouYu Holdings Limited	485,498,597	(581,883,146)	(75,422,408)
Net income (loss) attributable to ordinary shareholders for computing diluted net income (loss) per ordinary share	485,498,597	(581,883,146)	(75,422,408)
Denominator:
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	31,963,526	32,544,878	31,971,245
Restricted Share Units	1,049,156	—	—
Weighted average ordinary shares used in computing diluted income (loss) per ordinary share	33,012,682	32,544,878	31,971,245
Diluted net income (loss) per ordinary share	14.71	(17.88)	(2.36)

Notes to the Consolidated Financial Statements (Continued)

14.Net income (loss) per share and net income (loss) attributable to ordinary shareholders (Continued)

As of December 31, 2020, 2021 and 2022, diluted net income (loss) per share does not include the following instruments as their inclusion would be antidilutive:

	As of December 31,
	2020	2021	2022

Nonvested restricted share units	—	321,378	—

15.Statutory reserves and restricted net assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2022, total restricted net assets were RMB3,486,379,108.

16.Segment Information

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

98.8%, 97.9% and 98.0% of the Group’s revenue for the years ended December 31, 2020, 2021 and 2022, respectively, were generated from the PRC. As of December 31, 2021 and 2022, 100% and 100% of long-lived assets of the Group were located in the PRC.

17.Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Parent company of one of our ordinary shareholders
Shayu	An investee of the Group

Notes to the Consolidated Financial Statements (Continued)

17.Related party transactions (Continued)

For the years ended December 31, 2020, 2021 and 2022, significant related party transactions were as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Live streaming revenue derived from
Equity method investees- talent agencies	23,679,248	—	—
Advertisement revenue derived from
Tencent Group	743,697	17,190,776	14,979,036
Other revenue derived from
Tencent Group	8,282,751	12,709,293	5,415,442
Equity method investees- talent agencies	204,533	—	—
Total	8,487,284	12,709,293	5,415,442
Bandwidth fees paid to
Tencent Group	212,785,773	240,737,980	197,568,690
Revenue sharing fees and content cost paid to
Tencent Group	6,202,423	510,285	—
Equity method investees- talent agencies	435,496,349	361,296,329	181,637,081
Total	441,698,772	361,806,614	181,637,081
Payment handling fees paid to
Tencent Group	36,033,966	33,693,357	28,153,602
Virtual gifts purchased from
Tencent Group	—	—	60,444,813
Content rights purchased from
Tencent Group	75,528,302	304,500,878	103,198,542
Other fees paid to
Tencent Group	—	—	8,734,726

As of December 31, 2020, 2021 and 2022, the amounts due from/to related parties are as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Amounts due from related parties
Tencent Group	9,045,078	37,158,946	35,491,575
Shayu	—	—	10,153,000
Equity method investees- talent agencies	—	—	481,069
Total	9,045,078	37,158,946	46,125,644
Amounts due to related parties
Tencent Group	201,579,602	255,438,628	250,364,366
Equity method investees- talent agencies	21,945,327	38,069,178	16,423,196
Total	223,524,929	293,507,806	266,787,562

Notes to the Consolidated Financial Statements (Continued)

18.Leases

The Group’s leases consist of operating leases for administrative office spaces in different cities of Asia. As of December 31, 2022, the Group had no long-term leases that were classified as a financing lease.

For the years ended December 31, 2020, 2021 and 2022, the lease expense is as:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease expense	44,300,218	46,120,215	40,554,178
Short-term lease expense	7,781,246	2,256,674	159,623
Total lease expense	52,081,464	48,376,889	40,713,801

Supplemental consolidated balance sheet information related to leases is as follows:

	As of	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB
Operating lease:
Operating leases right-of-use assets	72,309,492	49,910,725
Current portion of lease liabilities	30,417,376	27,479,158
Non-current portion of lease liabilities	31,278,210	19,571,579
Total operating lease liabilities	61,695,586	47,050,737
Weighted-average remaining lease term (in years) – operating leases	2.08	1.91
Weighted-average discount rate – operating leases	4.65%	4.59%

Supplemental cash flow information related to leases are as follows:

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2021	2022
	RMB	RMB
Cash paid for operating leases	47,825,788	31,734,384
Lease liabilities arising from obtaining right-of-use assets	56,288,653	29,500,598

As of December 31, 2022, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities are as follows:

Years ending	RMB
2023	27,920,170
2024	17,433,055
2025 and thereafter	5,075,224
Total undiscounted cash flows	50,428,449
Less: imputed interest	3,377,712
Total	47,050,737

Lease liabilities due within one year	27,479,158
Lease liabilities due after one year	19,571,579

Notes to the Consolidated Financial Statements (Continued)

19.Commitments and contingencies

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

In June 2022, the Company has reached an agreement with the plaintiffs for a total payment of US$15.0 million (equivalent to RMB103.5 million), of which US$12.8 million (equivalent to RMB88.3 million) was covered by the insurance companies under officer liability. As of December 31, 2022, all the compensation was paid. Given the payment amount is less than the accrual as of December 31, 2021, the Company recorded the difference as deemed settlement gain of USD3.8 million in other operating income, net in the 2022 financial statements.

20.Subsequent events

In April 2023, the Company entered into a related party transaction with a fellow subsidiary of Tencent to purchase a License Agreement for Broadcasting League of Legends Matches during the period from 2023 to 2025, with a total consideration of RMB450 million.

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED BALANCE SHEETS

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,206,259,255	3,574,342,723	518,230,981
Short-term deposits	956,355,000	1,741,150,000	252,443,020
Prepayments	11,476,260	253,238	36,716
Other current assets	14,643,964	65,929,085	9,558,819
Total current assets	5,188,734,479	5,381,675,046	780,269,536
Investments in subsidiaries and VIEs	1,158,038,640	1,222,310,375	177,218,348
Total assets	6,346,773,119	6,603,985,421	957,487,884
LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	57,801,248	23,376,040	3,389,207
Amounts due to subsidiaries and VIEs	309,967	338,595	49,092
Deferred revenue	12,029,913	13,141,069	1,905,276
Total current liabilities	70,141,128	36,855,704	5,343,575
Non-current liabilities	18,044,867	6,570,535	952,638
Total liabilities	88,185,995	43,426,239	6,296,213
Shareholders’ equity
Ordinary shares	23,043	23,336	3,383
Treasury shares	(802,249,761)	(911,217,013)	(132,114,048)
Additional paid-in capital	10,618,537,927	10,670,286,906	1,547,046,179
Accumulated deficit	(3,445,102,409)	(3,520,524,817)	(510,428,116)
Accumulated other comprehensive (loss)/income	(112,621,676)	321,990,770	46,684,273
Total shareholders’ equity	6,258,587,124	6,560,559,182	951,191,671
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,346,773,119	6,603,985,421	957,487,884

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
General and administrative expenses	(63,824,140)	(83,456,188)	(38,959,768)	(5,648,635)
Research and development expenses	(3,787,468)	(2,454,862)	—	—
Other operating income (expense), net	13,014,651	(24,367,660)	42,792,705	6,204,359
Interest income	116,756,835	33,567,582	91,701,152	13,295,417
Equity in income (loss) of subsidiaries and share of income (loss) from VIEs	423,338,719	(505,172,018)	(170,956,497)	(24,786,361)
Net income (loss)	485,498,597	(581,883,146)	(75,422,408)	(10,935,220)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(423,982,137)	(123,533,529)	434,612,446	63,012,882
Comprehensive income (loss)	61,516,460	(705,416,675)	359,190,038	52,077,662

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	485,498,597	(581,883,146)	(75,422,408)	(10,935,220)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of subsidiaries and share of income (loss) from VIEs	(423,338,719)	505,172,018	170,956,497	24,786,361
Share-based compensation	16,059,123	12,144,578	6,196,546	898,415
Changes in operating assets and liabilities:
Prepayments	(51,361)	(10,586,501)	11,223,022	1,627,184
Other current assets	32,573,755	9,623,257	(51,285,121)	(7,435,644)
Amounts due from subsidiaries and VIEs	1,895,888	38,099,544	—	—
Accrued expenses and other current liabilities	11,474,356	38,682,365	(34,425,208)	(4,991,186)
Other liabilities	(16,143,311)	(13,015,215)	(10,363,176)	(1,502,519)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	107,968,328	(1,763,100)	16,880,152	2,447,391
Proceeds from disposal of short-term investments	—	1,370,229,000	1,654,283,000	239,848,490
Purchases of short-term investments	(1,370,229,000)	(956,355,000)	(2,385,288,000)	(345,834,252)
Investment in subsidiaries	(425,088,709)	(424,558,504)	(181,739,530)	(26,349,755)
CASH USED IN INVESTING ACTIVITIES	(1,795,317,709)	(10,684,504)	(912,744,530)	(132,335,517)
Repurchase of ordinary shares	(579,824,528)	(107,151,908)	(108,967,252)	(15,798,766)
CASH USED IN FINANCING ACTIVITIES	(579,824,528)	(107,151,908)	(108,967,252)	(15,798,766)
Effect of foreign exchange rate changes	(424,004,077)	(123,540,779)	372,915,098	54,067,607
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,691,177,986)	(243,140,291)	(631,916,532)	(91,619,285)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	7,140,577,532	4,449,399,546	4,206,259,255	609,850,266
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4,449,399,546	4,206,259,255	3,574,342,723	518,230,981

FINANCIAL STATEMENT SCHEDULE I—NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1.Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2.The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments— Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in subsidiaries and VIEs” and the subsidiaries and VIEs’ profit or loss as “Equity in income (loss) of subsidiaries and share of income (loss) from VIEs” on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of equity in income (loss) of subsidiaries and share of income (loss) from VIEs regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
3.For the years ended December 31, 2020, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.
4.Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.8972, as set forth in H.10 statistical release of the Federal Reserve Board on December 30, 2022. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2022, or at any other rate.