Form 20-F
period 2023-12-31
DouYu International Holdings Ltd
filed 2024-04-29
CIK 1762417

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, every one American depositary share represents one ordinary share, par value US$0.0001 per share	DOYU	The Nasdaq Global Select Market
Ordinary shares, par value US$0.0001 per share*	N/A	The Nasdaq Global Select Market
*	Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

31,977,665 ordinary shares issued and outstanding, par value $0.0001 per share as of December 31, 2023.

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

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“active users” refers to users who visited our platform through a PC or mobile app including its associated mini programs at least once in a given period. The number of active PC users is measured as the number of independent cookies generated by our website when users visited our platform through a PC in a given period. The number of active mobile users is measured by the number of users who access our platform through mobile apps in a given period. The number of active mobile users may not entirely represent the actual number of individual users who access our platform through our mobile apps as some users may access our platform using more than one mobile devices, multiple users may access our services using the same mobile device and some users may access our platform through multiple channels;
●	“ADSs” refers to the American Depositary Shares, every one ADS represents one ordinary share, par value US$0.0001 per share, as of the date hereof*
●	“annual paying users” refer to the total paying users for a given year after removing double-counting because of multiple payments;
●	“ARPPU” refers to average livestreaming revenue per paying user in a given period;
●	“average mobile MAUs” for a given period of time is calculated by dividing (i) the sum of active mobile users for each month of such period by (ii) the number of months in such period;
●	“average next-month active mobile user retention rate” for any period is calculated by dividing (i) the sum of next-month mobile active user retention rate for each month of such period by (ii) the total number of months in such period;
●	“average next-month active PC user retention rate” for any period is calculated by dividing (i) the sum of next-month PC user retention rate for each month of such period by (ii) the total number of months in such period;
●	“average PC MAUs” for a given period of time is calculated by dividing (i) the sum of active PC users for each month of such period by (ii) the number of months in such period;
●	“average total mobile eSports MAU” refers to the average total eSports MAUs during a given period of time calculated by dividing (i) the sum of active mobile users who accessed game-themed channels on our platform in each month of such period by (ii) the number of months in such period;
●	“Beijing Fengye” refers to Beijing Fengye Equity Investment Center (Limited Partnership);
●	“Beijing Phoenix” refers to Beijing Phoenix Rich Investment Management Center (Limited Partnership);
●	“CDN” refers to content delivery network;
●	“China” or “PRC” refer to the People’s Republic of China and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“Douyu Yule” refers to Wuhan Douyu Culture Network Technology Co., Ltd.;
●	“Gogo Glocal” refers to Gogo Glocal Holding Limited, an exempted company incorporated under the laws of the Cayman Islands;
●	“Guangzhou Douyu” refers to Guangzhou Douyu Internet Technology Co., Ltd.;

* Effective from March 28, 2024, we changed the ratio of our ADSs to the ordinary shares from ten (10) ADSs representing one (1) ordinary share to one (1) ADS representing one (1) ordinary share. For details, please see "Item 9. The Offer and Listing -- 9.A. Offering and Listing Details." For the purpose of calculating loss or earnings per ADS, such ADS ratio change has been retroactively reflected for all periods presented herein.

●	“Linzhi Lichuang” refers to Linzhi Lichuang Information Technology Co., Ltd., an entity controlled by Tencent Holdings Limited;
●	“MAUs” refers to the number of active mobile users in a given month;
●	“Nectarine” refers to Nectarine Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited;
●	“next-month active mobile user retention rate” is calculated by dividing (i) the sum of active users who visited our platform through a mobile app at least once in the next month after a given month by (ii) the sum of all mobile active users in that given month;
●	“next-month active PC user retention rate” is calculated by dividing (i) the sum of active users who visited our platform through a PC at least once in the next month after a given month by (ii) the sum of all mobile active users in that given month;
●	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;
●	“P2P” refers to peer-to-peer;
●	“paying user” for any period in the context of our operating data refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform, and consequently, the number of paying users we present in this annual report may not equal to the number of unique individuals who made purchases on our platform for any given period of time;
●	“quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period by (ii) the number of quarters in such period;
●	“registered streamer” refers to a user that has been registered on our platform as a streamer;
●	“registered user” refers to a user that has registered and logged onto our platform at least once since registration. We calculate registered users as the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered users we present in this annual report may not equal to the number of unique individuals who are our registered users;
●	“retention rate” refers to the percentage of users who make at least one repeat use after a certain duration;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“RSU” refers to restricted share unit;
●	“Tencent” refers to Tencent Holdings Limited;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“We,” “Us,” “Our company,” “the Group,” “Our,” or “Douyu” refers to DouYu International Holdings Limited, a Cayman Islands exempted company and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, including but not limited to, business locations, employees, intellectual properties, trademarks, product and service offerings, the variable interest entities (“VIEs”) and their subsidiaries. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts;
●	“Wuhan Douyu” refers to Wuhan Douyu Internet Technology Co., Ltd.;
●	“Wuhan Ouyue” refers to Wuhan Ouyue Online TV Co., Ltd.;
●	“Yuxing Tianxia” refers to Wuhan Yuxing Tianxia Culture Media Co., Ltd.;
●	“Yuyin Raoliang” refers to Wuhan Yuyin Raoliang Culture Media Co., Ltd.; and

●	“Zhejiang Ouyue” refers to Zhejiang Ouyue Online TV Co., Ltd., which was subsequently renamed Wuhan Ouyue.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

ITEM 3.KEY INFORMATION

Our Contractual Arrangements and Corporate Structure

We are a Cayman Islands holding company instead of an operating company in China. We conduct our operations in China through our PRC subsidiaries and consolidated variable interest entities (the “VIEs”). Currently we conduct substantially all of our business operations in the PRC through Douyu Yule, our subsidiary incorporated in the PRC, and the VIEs. Douyu Yule controls Wuhan Ouyue and Wuhan Douyu, and other subsidiaries in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Wuhan Ouyue and Wuhan Douyu. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. In 2021, 2022 and 2023, the amount of revenues generated by the VIEs accounted for 98%, 99% and 99%, respectively, of our total net revenues. As of December 31, 2022 and 2023, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled 24% and 22% of our consolidated total assets as of the same dates, respectively. As used in this annual report, “we,” “us,” “our company,” “the Group,” “our,” or “Douyu” refers to DouYu International Holdings Limited and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, the consolidated VIEs. “Douyu Yule” refers to Wuhan Douyu Culture Network Technology Co., Ltd., “Wuhan Ouyue” refers to Wuhan Ouyue Online TV Co., Ltd., and “Wuhan Douyu” refers to Wuhan Douyu Internet Technology Co., Ltd. We refer to Wuhan Yuxing Tianxia Culture Media Co., Ltd., Wuhan Yuyin Raoliang Culture Media Co., Ltd., and Wuhan Yule as the PRC subsidiaries in the context of describing of their activities. We refer to Wuhan Ouyue and Wuhan Douyu as the VIEs in the context of describing their activities and contractual arrangements with us. The VIEs primarily conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which we own equity, and our Company does not conduct operations by itself. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations.

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

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and VIEs.

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

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively since January 1 of the preceding year, intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required by the CAC. In addition, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment. The data processors that in violation of such measures are required to rectify such non-compliance incidents within six months of the effectiveness date thereof. Given that the above measures are relatively new, their interpretation, application and enforcement and how they will affect our business operation are subject to substantial uncertainties.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning or sanctions in such respect or any regulatory objections to our listing status from the CAC. We have not been subjected to any penalties or sanctions imposed by relevant regulatory authorities based on the preceding cybersecurity laws and regulations.

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

Permission Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. Excepts as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected”, we believe our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China. We may be subject to additional licensing requirements for our business operation in China due to the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.”

As of the date of this annual report, we, our PRC subsidiaries and the VIEs are not required to obtain approval or permission from the CSRC or the CAC for the securities we offered historically under any currently effective PRC laws, regulations, and regulatory rules However, in connection with any future overseas capital markets activities, we may need to file with the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC regulatory authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them in a timely manner, or at all. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

Because DouYu International Holdings Limited and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2021, 2022 and 2023, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities. For more information, see “Item 3. Key Information—Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2023, DouYu International Holdings Limited had made cumulative capital contributions of US$250 million to our PRC subsidiaries through our intermediate holding company, and those contributions were accounted as long-term investments of DouYu International Holdings Limited. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2022 and 2023, the loan balance owed under the VIE agreements was US$41.8 million and US$36.8 million, respectively. In 2021, 2022 and 2023, the VIEs transferred RMB840.4 million, RMB407.7 million and RMB$410.8 million (US$57.9 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees.

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

As of December 31, 2022 and 2023, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries were RMB3,346.2 million and RMB$3,311.3 million (US$466.4 million), respectively. There were no other assets transferred between VIEs and non-VIEs in 2021, 2022 and 2023.

Condensed Consolidating Schedule

The following tables set forth the summary condensed consolidated balance sheets data as of December 31, 2022 and 2023 of (i) our Company and our subsidiaries and (ii) the VIEs and VIEs’ subsidiaries, and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2021, 2022 and 2023. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. The historical results of us and the VIEs and VIEs’ subsidiaries are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31, 2021
					Eliminating
					adjustments between
					(i)our Company and
				VIEs and	our subsidiaries and
	Our	Our		VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Third-party revenues	—	200,459	(212)	8,965,084	—	9,165,331
Inter-company services revenues(1)	—	—	1,624,749	—	(1,624,749)	—
Net revenues	—	200,459	1,624,537	8,965,084	(1,624,749)	9,165,331
Third-party operating cost and expenses	(110,279)	(2,285,413)	(419,515)	(6,998,785)	—	(9,813,992)
Inter-company services cost and expenses(1)	—	—	—	(1,624,749)	1,624,749	—
(Loss) income from equity in subsidiaries	(505,172)	1,602,982	—	—	(1,097,810)	—
Share of income from VIEs	—	—	388,119	—	(388,119)	—
Total operating cost and expenses	(615,451)	(682,431)	(31,396)	(8,623,534)	138,820	(9,813,992)
(Loss) income from operations	(615,451)	(481,972)	1,593,141	341,550	(1,485,929)	(648,661)
Other expenses, net	—	(32,269)	2,128	(3,711)	—	(33,852)
Interest income	33,568	38,700	7,713	35,777	(38,366)	77,392
Share of (loss) income in equity method investments	—	(29,631)	—	14,503	—	(15,128)
Net (loss) income	(581,883)	(505,172)	1,602,982	388,119	(1,524,295)	(620,249)

	For the Year Ended December 31, 2022
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries and
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Third-party revenues	—	85,246	913	7,022,079	—	7,108,238
Inter-company services revenues(1)	—	—	448,789	—	(448,789)	—
Net revenues	—	85,246	449,702	7,022,079	(448,789)	7,108,238
Third-party operating income (expense)	3,833	(217,792)	(444,578)	(6,648,581)	—	(7,307,118)
Inter-company services cost and expenses(1)	—	—	—	(448,789)	448,789	—
Loss from equity in subsidiaries	(170,956)	(62,402)	—	—	233,358	—
Share of loss from VIEs	—	—	(9,847)	—	9,847	—
Total operating cost and expenses	(167,123)	(280,194)	(454,425)	(7,097,370)	691,994	(7,307,118)
Income (Loss) from operations	(167,123)	(194,948)	(4,723)	(75,291)	243,205	(198,880)
Other expenses, net	—	(53,840)	(63,998)	37,535	—	(80,303)
Interest income	91,701	14,855	9,904	28,393	(14,993)	129,860
Income tax expenses	—	—	(3,487)	—	—	(3,487)
Share of income (loss) in equity method investments	—	62,977	(98)	(484)	—	62,395
Net loss	(75,422)	(170,956)	(62,402)	(9,847)	228,212	(90,415)

	For the Year Ended December 31, 2023
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries and
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Third-party revenues	—	94,915	448	5,435,042	—	5,530,405
Inter-company services revenues(1)	—	—	354,632	24,589	(379,221)	—
Net revenues	—	94,915	355,080	5,459,631	(379,221)	5,530,405
Third-party operating income (expense)	(23,089)	(174,017)	(343,027)	(5,154,309)	—	(5,694,442)
Inter-company services cost and expenses(1)	—	—	(24,589)	(354,632)	379,221	—
Loss from equity in subsidiaries	(190,965)	(92,139)	—	—	283,104	—
Share of loss from VIEs	—	—	(49,971)	—	49,971	—
Total operating cost and expenses	(214,054)	(266,156)	(417,587)	(5,508,941)	712,296	(5,694,442)
Income (Loss) from operations	(214,054)	(171,241)	(62,507)	(49,310)	333,075	(164,037)
Other expenses, net	—	—	(56,575)	3,701	—	(52,874)
Interest income	249,449	(21)	8,980	26,575	—	284,983
Income tax expenses	—	—	(1,069)	—	—	(1,069)
Gain on disposal of subsidiary	—	348	—	(348)	—	—
Foreign exchange gain (loss), net	123	(899)	119	783	—	126
Share of income (loss) in equity method investments	—	(19,152)	18,913	(31,372)	—	(31,611)
Net income (loss)	35,518	(190,965)	(92,139)	(49,971)	333,075	35,518

Notes:

(1)	The eliminations are related to the service fees charged between WOFE and the VIEs.

	As of December 31, 2022
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries and
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	3,574,343	37,303	14,734	415,223	—	4,041,603
Restricted cash	—	—	—	6,057	—	6,057
Short term bank deposits	1,741,150	—	200,000	570,000	—	2,511,150
Accounts receivable, net	—	7,405	461	101,314	—	109,180
Prepayments	253	65	1,015	24,731	—	26,064
Other current assets	65,929	13,832	23,995	233,248	—	337,004
Investments in subsidiaries(1)	1,222,310	1,314,866	—	—	(2,537,176)	—
Amounts due from the VIEs(2)	—	—	3,346,209	—	(3,346,209)	—
Amounts due from Our subsidiaries	—	—	—	298,964	(298,964)	—
Amounts due from related parties	—	29	153	45,944	—	46,126
Property and equipment, net	—	2,864	9,475	4,649	—	16,988
Intangible assets, net	—	25,294	6,054	75,375	—	106,723
Long term bank deposits	—	—	100,000	150,000	—	250,000
Investments	—	127,836	158,113	245,962	—	531,911
Goodwill	—	13,804	—	—	—	13,804
Right-of-use assets	—	1,904	20,284	27,723	—	49,911
Other non-current assets	—	15,943	8,749	74,153	—	98,845
Total assets	6,603,985	1,561,145	3,889,242	2,273,343	(6,182,349)	8,145,366
Accounts payable	—	21,444	121,026	524,515	—	666,985
Advances from customers	—	—	187	6,272	—	6,459
Deferred revenue	13,141	7,076	—	267,935	—	288,152
Accrued expenses and other current liabilities	23,376	7,586	103,105	168,735	—	302,802
Amounts due to the WOFE(2)	—	—	—	3,346,209	(3,346,209)	—
Amounts due to the VIEs	338	298,626	—	—	(298,964)	—
Amounts due to related parties	—	2,159	6,717	257,910	—	266,786
Deficit in VIEs(3)	—	—	2,323,202	—	(2,323,202)	—
Lease liabilities due within one year	—	1,748	7,728	18,003	—	27,479
Lease liabilities	—	195	12,411	6,966	—	19,572
Other liabilities	6,571	—	—	—	—	6,571
Total liabilities	43,426	338,834	2,574,376	4,596,545	(5,968,375)	1,584,806
Total shareholders’ equity(deficit)	6,560,559	1,222,311	1,314,866	(2,323,202)	(213,974)	6,560,560
Total liabilities and shareholders’ equity(deficit)	6,603,985	1,561,145	3,889,242	2,273,343	(6,182,349)	8,145,366

	As of December 31, 2023
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries and
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	4,116,401	16,129	11,164	296,437	—	4,440,131
Restricted cash	—	—	—	—	—	—
Short term bank deposits	1,416,540	—	—	300,000	—	1,716,540
Accounts receivable, net	—	6,056	349	67,048	—	73,453
Prepayments	198	63	821	37,099	—	38,181
Other current assets	154,904	3,062	2,666	187,495	—	348,127
Investments in subsidiaries(1)	1,048,858	1,144,133	—	—	(2,192,991)	—
Amounts due from the VIEs(2)	—	—	3,311,310	6,120	(3,317,430)	—
Amounts due from Our subsidiaries	—	19	—	261,196	(261,215)	—
Amounts due from related parties	—	—	117	68,877	—	68,994
Property and equipment, net	—	125	7,272	6,411	—	13,808
Intangible assets, net	—	—	3,161	117,533	—	120,694
Long term bank deposits	—	—	300,000	330,000	—	630,000
Investments	—	179,211	52,212	204,774	—	436,197
Goodwill	—	—	—	—	—	—
Right-of-use assets	—	321	12,128	10,344	—	22,793
Other non-current assets	—	1,562	11,917	149,706	—	163,185
Total assets	6,736,901	1,350,681	3,713,117	2,043,040	(5,771,636)	8,072,103
Accounts payable	—	27,795	48,206	458,427	—	534,428
Advances from customers	—	—	11	12,900	—	12,911
Deferred revenue	8,128	7,847	—	299,994	—	315,969
Accrued expenses and other current liabilities	39,096	3,492	87,750	116,263	—	246,601
Amounts due to the WOFE(2)	—	—	6,120	3,311,310	(3,317,430)	—
Amounts due to the VIEs	344	260,852	—	19	(261,215)	—
Amounts due to related parties	—	1,518	586	249,288	—	251,392
Deficit in VIEs(3)	—	—	2,413,940	—	(2,413,940)	—
Lease liabilities due within one year	—	161	8,978	5,629	—	14,768
Lease liabilities	—	158	3,393	3,150	—	6,701
Other liabilities	—	—	—	—	—	—
Total liabilities	47,568	301,823	2,568,984	4,456,980	(5,992,585)	1,382,770
Total shareholders’ equity(deficit)	6,689,333	1,048,858	1,144,133	(2,413,940)	220,949	6,689,333
Total liabilities and shareholders’ equity(deficit)	6,736,901	1,350,681	3,713,117	2,043,040	(5,771,636)	8,072,103

Notes:

(1)	It represents the eliminations of the investments among our Company, Our subsidiraries and WOFE.
(2)	It represents the eliminations of the intercompany balances between WOFE and VIEs.
(3)	Deficit in VIEs represents the amounts of accumulated losses from VIEs that exceeding the investment’s carrying amounts.

	For the Year Ended December 31, 2022
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries,
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOLF	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Proceeds of services fee charges from inter-companies(1)	—	—	407,682	—	(407,682)	—
Payments of services fee charges to inter-companies(1)	—	—	—	(407,682)	407,682	—
Net cash provided by (used in) transactions with third-parties	16,880	(166,748)	(403,941)	485,976	—	(67,833)
Net cash provided by (used in) operating activities	16,880	(166,748)	3,741	78,294	—	(67,833)
Loans to Our subsidiaries(2)	—	—	—	(6,500)	6,500	—
Proceeds of loans from Our subsidiaries(2)	—	—	—	147,624	(147,624)	—
Investments in Our subsidiaries(3)	(181,740)	—	—	—	181,740	—
Other investing activities	(731,005)	126,380	(5,789)	1,797	—	(608,617)
Net cash (used in) provided by investing activities	(912,745)	126,380	(5,789)	142,921	40,616	(608,617)
Loans from the VIEs(2)	—	6,500	—	—	(6,500)	—
Repayments of loans to VIEs(2)	—	(147,624)	—	—	147,624	—
Capital contribution from Our Company(3)	—	181,740	—	—	(181,740)	—
Repurchase of ordinary shares	(108,967)	—	—	—	—	(108,967)
Net cash (used in) provided by financing activities	(108,967)	40,616	—	—	(40,616)	(108,967)

	For the Year Ended December 31, 2023
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries,
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Proceeds of services fee charges from inter-companies(1)	—	—	410,764	—	(410,764)	—
Payments of services fee charges to inter-companies(1)	—	—	—	(410,764)	410,764	—
Net cash provided by (used in) transactions with third-parties	141,700	7,596	(427,388)	230,405	—	(47,687)
Net cash provided by (used in) operating activities	141,700	7,596	(16,624)	(180,359)	—	(47,687)
Loans to Our subsidiaries(2)	—	—	—	—	—	—
Proceeds of loans from Our subsidiaries(2)	—	—	—	—	—	—
Investments in Our subsidiaries(3)	(16,197)	—	—	—	16,197	—
Other investing activities	320,075	24,539	14,054	55,517	—	414,185
Net cash (used in) provided by investing activities	303,878	24,539	14,054	55,517	16,197	414,185
Loans from the VIEs(2)	—	—	—	—	—	—
Repayments of loans to VIEs(2)	—	—	—	—	—	—
Capital contribution from Our Company(3)	—	16,197	—	—	(16,197)	—
Repurchase of ordinary shares	—	—	—	—	—	—
Other financing activities	—	—	—	(1)	—	(1)
Net cash (used in) provided by financing activities	—	16,197	—	(1)	(16,197)	(1)

Notes:

(1)	The eliminations are related to the cash payment on service fees between WOFE and the VIEs.
(2)	The eliminations are related to loans between VIEs and Our subsidiaries.
(3)	The eliminations are related to investments between Our Company and Our subsidiaries.

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

Taxation on Dividends or Distributions

As advised by our PRC counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. DouYu International Holdings Limited has not previously declared or paid any cash dividend or dividend in kind. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of a position taken by authorities in a foreign jurisdiction. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 4, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2024 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Risk Factors—Risks Related to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act , or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

●	Risks associated with the PRC government exerting more control over our future overseas offerings or foreign investments in us and failure to obtain the approval, filling or other requirements of the China Securities Regulatory Commission or other PRC government authorities in connection with our issuance of securities overseas. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs. In particular, the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” on page 20 of this annual report.
●	Risks associated with uncertainties in the interpretation and enforcement of PRC laws and regulations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations, including uncertainties regarding the enforcement of laws, and unexpected changes in policies, laws and regulations in China, could negatively impact our operations and limit the legal protections available to you and us” on page 22 of this annual report.

●	Risks associated with the regulation and censorship of information disseminated over mobile devices and Internet in China. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over mobile devices and Internet in China may adversely affect our business and subject us to liability for content streamed or posted on our platform” on page 23 of this annual report.
●	Risks associated with adverse changes in global or China’s economic, political or social conditions or government policies. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations” on page 24 of this annual report.
●	Risks associated with the absence of law or regulation specifically governing virtual asset property rights. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets” on page 25 of this annual report.
●	Risks associated with the historical inability of the PCAOB to inspect our auditor and uncertainties about the ability of our auditor to fully cooperate with the PCAOB’s inspection. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report” on page 36 of this annual report.
●	Risks associated with the potential inability of the PCAOB to inspect our auditor in the future. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.” on page 36 of this annual report.

Risks Related to Our Business and Industry

●	Risks associated with our ability to retain our existing users, keep them engaged or further grow our user base. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected” on page 38 of this annual report.
●	Risks associated with our ability to attract, cultivate and retain top streamers. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may fail to attract, cultivate and retain top streamers, which may materially and negatively affect our user retention and thus our business and operations” on page 38 of this annual report.
●	Risks associated with our ability to offer attractive content, in particular popular game content, on our platform. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may fail to offer attractive content, in particular popular game content, on our platform” on page 39 of this annual report.
●	Risks associated with our significant reliance on the eSports industry. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We have significant reliance on the eSports industry” on page 39 of this annual report.
●	Risks associated with our ability to effectively manage our growth and control our periodic spending to maintain such growth. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If we fail to effectively manage our growth and control our periodic spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected” on page 41 of this annual report.

●	Risks associated with the net losses we have incurred since inception and the losses we may continue to incur in the future. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We have incurred net losses since inception, and we may continue to incur losses in the future” on page 41 of this annual report.
●	Risks associated with our ability to successfully implement our monetization strategies. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our business may suffer if we fail to successfully implement our monetization strategies” on page 42 of this annual report.
●	Risks associated with our content monitoring system. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We have limited control over third parties who use our platform and our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results” on page 42 of this annual report.
●	Risks associated with our limited operating history with a relatively new business model in a relatively new market. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our limited operating history in a rapidly evolving market makes it difficult to evaluate our business and growth prospects” on page 43 of this annual report.
●	Risks associated with natural disasters, health epidemics and other outbreaks of contagious diseases. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases” on page 43 of this annual report.
●	Risks associated with our information technology and potential cybersecurity incidents. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively” on page 55 of this annual report.

Risks Related to Our Corporate Structure

●	Risks associated with substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Douyu. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” on page 68 of this annual report.
●	Risks associated with failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” on page 69 of this annual report.
●	Risks associated with our reliance on contractual arrangements with the VIEs and their shareholders for our operations in China. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” on page 70 of this annual report.

●	Risks associated with our inability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding” on page 70 of this annual report.
●	Risks associated with scrutiny by the PRC tax authorities that may impose on our contractual arrangements. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment” on page 71 of this annual report.

Risks Related to our American Depositary Shares

●	Risks associated with the volatility of the market price of our ADSs. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—The market price for our ADSs may be volatile” on page 73 of this annual report.
●	Risks associated with failure of the securities or industry analysts to publish accurate or favorable research or reports. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline” on page 73 of this annual report.
●	Risks associated with failure of the securities or industry analysts to publish research or reports in favor of us, or at all. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline” on page 73 of this annual report.
●	Risks associated with the possibility of being regarded as a passive foreign investment company. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We were likely a passive foreign investment company, or PFIC, for 2023 and there is a significant risk that we will be a PFIC for 2024 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences” on page 79 of this annual report.

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

In recent years, the PRC government has indicated an intent to exert more oversight over overseas offerings by and/or foreign investments in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities”. Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

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

It remains uncertain how PRC government authorities will regulate overseas listing and trading in general. In connection with our securities offering in the future, we may be unable to obtain the required approvals from the relevant government authorities in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of new laws and regulations may significantly affect the industries in which we operate, which could have material adverse change in our operations and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations, including uncertainties regarding the enforcement of laws, and unexpected changes in policies, laws and regulations in China, could negatively impact our operations and limit the legal protections available to you and us.

Our PRC subsidiaries and the VIEs, in particular Douyu Yule, a wholly foreign-owned enterprise, is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules involves uncertainties. For example, on December 29, 2023, the Standing Committee of the National People’s Congress published the PRC Company Law (2023 Revision) (“New Company Law”), which will take effect on July 1, 2024. The New Company Law requires shareholders of a company to fully pay in their subscribed registered capital within five years of the establishment of the company. It also provides that companies established before the New Company Law comes into force with a term of capital contributions exceeding the aforementioned 5-year period shall adjust their schedule of capital contribution to meet the new requirements, unless otherwise provided by relevant laws and regulations or the State Council. As of the date of this annual report, there remains uncertainties as to the interpretation and application of the provisions related to adjustment of capital contribution schedules and the detail rules of implementation are yet to be issued.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings, and the level of legal protection we enjoy.

The PRC government has significant oversight and discretion over the conduct of our business and may influence our operations as the government deems appropriate to further regulatory, political and societal goals. In recent years, the PRC government has published new policies that adversely affected our industry and our business, and we cannot rule out the possibility that it will, in the future, release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, in recent years, the PRC government has strengthened oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new or existing laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

Furthermore, the PRC legal system is based in part on government policies and rules. We may not be aware of our violation of these policies and rules until sometime after the violation, and may be subject to fines, penalties, liabilities or other remedial measures as a result. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment could materially and adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over mobile devices and Internet in China may adversely affect our business and subject us to liability for content streamed or posted on our platform.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by revoking the licenses of, any Internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, or may impose fines or penalties, require implementation of remedial measures (including but not limited to the adjustment or removal of specific features, cessation of updates to certain content, or temporary or permanent suspension of certain streamers’ accounts), or impose more stringent requirements for content service providers, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in recent years, the Office of the Anti-Pornography and Illegal Publications Working Group, the CAC, the MIIT, the Ministry of Culture and Tourism and the Ministry of Public Security have jointly or independently been launching a series of “Cleaning Up the Internet” campaigns, and have imposed more stringent requirements for internet platforms operators, such as us. Based on publicly available information, these campaigns are aimed to eliminate pornographic, harmful and illegal information and content from the Internet information services industry by, among other things, holding liable individuals and corporate entities that were deemed to facilitate the distribution of pornographic information and content. For example, in 2020, the Ministry of Public Security launched a “Cleaning Up the Internet 2020” campaign, which is aimed at cracking down on illegal or criminal activities in relation to telecommunication network fraud, online gambling, online “water army” and other severe illegal or criminal activities. In 2021, the Office of the Anti-Pornography and Illegal Publications Working Group, together with relevant PRC government authorities, launched a “Cleaning Up the Internet 2021” campaign, which is aimed to eliminate pornographic, violent, terrorist, and superstitious information and content and other inappropriate contents from the livestreaming, online games, network literature industries, pop-up advertising and online social media platforms. During the campaigns, relevant government authorities have shut down certain websites, removed certain links and closed certain accounts. Certain Chinese Internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. In 2022, the PRC regulators launched the “Cleaning Up the Internet 2022” campaign with a key focus on regulating issues in certain areas, including among others, short videos, livestreaming, network environment for minors during summer holiday, application information services and application algorithms. On April 15, 2022, the CAC, the State Taxation Administration, or the SAT, and the State Administration for Market Regulation, or the SAMR jointly launched a two-month “Cleaning Up” campaign to regulate the chaos in the livestreaming and short video industry. The campaign is aimed to regulate “pornographic, ugliness, bizarre, fake, vulgar and gambling” contents and other illicit contents and rectify prominent issues in the industry, such as “key opinion leaders’ chaos”, excessive reward, illegal profit and malicious marketing. In 2023, the PRC government authorities continued to launch the “Cleaning Up the Internet 2023” campaigns, which are aimed to regulate issues in certain areas, including but not limited to pornographic, illegal and inappropriate content on livestreaming, short videos and other online platforms, and minor protection.

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.” Although we employ these methods to filter content posted on our platform and have adopted policies to prohibit inappropriate or illicit content on our platform, we have limited control over the streamers or other third parties who post content on our platform, and the content streamed or posted on our platform. We cannot guarantee that all streamers or other third parties who post content streamed or posted on our platform comply with our requirements and policies, which may in turn result in breach of public policies, violations of laws, fines or penalties imposed on our platform and reputational damage. We cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, confiscation of illegal income, suspension or revocation of our licenses to operate in China or a suspension or ban on our mobile or online platform, including suspension or closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. The CAC conducted a one-month on-site inspection of the Company’s content platform in May 2023. We cannot guarantee that we will not be subject to future inspections, or that any such future inspections or investigatoins will not lead to any material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry— Enhanced regulatory oversight and regulatory investigations could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business.” If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

Our revenues are substantially sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. While the PRC economy has experienced significant growth in the past 40 years, there can be no assurance that the growth would be maintained or be even across sectors. Any adverse changes in the economic conditions in China, in the policies of the PRC government, or in the PRC laws and regulations, could materially and adversely affect our operations. Any severe or prolonged economic downturn could adversely affect our business and operating results, leading to reduction in demand for our services, and adversely affect our competitive position.

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

Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to changes and interpretation of regulators.

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

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning cybersecurity and data protection. There remains uncertainties as to the interpretation and application of cybersecurity, information security, privacy and data protection laws in China. It is possible that existing or newly introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect our business practice and force us to change our business practices. For example, on August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law also provides specific protection requirements for processing personal information, and such requirements remain to be clarified by governmental authorities and courts in practice. We may be required to make adjustments to our business practices to comply with the personal information protection laws and regulations. In June 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the importance of data and provides a national security review procedure for those data activities, which may affect national security and imposes export restrictions on certain data and information. It also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial or law enforcement agencies with any data without the approval of the competent PRC government authorities.

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

While we have taken various measures to comply with all applicable laws and regulations regarding cybersecurity, information security, privacy and data protection in China, we cannot assure you that the measures we have taken or will take are adequate under these laws and regulations, and we may be held liable in the event of any breach of the relevant requirements under or other relevant laws and regulations. Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could cause our users to lose trust in us and could expose us to legal claims, fines or penalties. Any perception by the public that privacy of user information or data security are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant contracts. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and have cooperated, and will continue cooperating in the future, with the competent regulators in these respects. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected. These proceedings or actions could subject us to significant fines, penalties, liabilities, other remedial measures and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, shares and/or other securities. If we are unable to manage these risks, we could become subject to fines, penalties, liabilities, suspension of business, revocation of required licenses and other remedial measures and our reputation and results of operations could be materially and adversely affected.

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

Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or a PRC enterprise group and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

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

We expect our labor costs to increase due to the implementation of these laws and regulations. Although as of the date of this annual report, we are not aware of any notice from regulatory authorities or any material claim or request from these employees in this regard, as the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practices will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. Although we are committed to mitigating these risks through stringent human resources management protocols with efforts to foster a harmonious and productive work environment, we cannot guarantee that no current or former employee of us will initiate a legal proceeding against us. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, subject to unfavorable media coverage and reputational harm potentially leading to increased regulatory scrutiny, and subsequently, our business, financial condition and results of operations could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business.

It may be difficult for overseas regulators to conduct investigations or collect evidence in China.

Shareholder claims or regulatory investigations that are common in the United States (including securities law class actions and fraud claims) are generally difficult to apply as a matter of law and/or in practice in China. For example, in China, there are significant legal and other obstacles in the process of gathering information needed for regulatory investigations or litigations initiated outside China. Although the governmental authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator may directly conduct investigations or collect evidence and, without proper authorization as stipulated under Article 177, no entities or individuals may provide documents or materials in connection with securities activities. The Confidentiality and Archives Management Provisions, which took effect on March 31, 2023, provides that the investigation and evidence collection relating to the oversea securities offering and listing of PRC domestic companies by the overseas securities regulatory authorities and other relevant authorities must be conducted through a cross-border cooperation mechanism for supervision and administration, and that the PRC domestic companies must obtain prior consent from the CSRC or other relevant authorities before cooperating with such overseas authorities in connection with the relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-monopoly Law promulgated by the SCNPC in 2008 and recently amended in 2022 and the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and most recently amended in January 22, 2024 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within China or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. On December 14, 2020, the SAMR announced three cases of administrative penalties for the acquirers’ failures to make proper concentration declarations to the relevant authorities about their past acquisitions. This is also the first time that the SAMR imposed administrative penalties for declarations on illegal concentrations involved entities structured under a VIE arrangement.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by the VIEs for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2023, we had not made appropriations to statutory reserves as our subsidiary and the VIEs (including their subsidiaries) reported accumulated loss. Furthermore, if our PRC subsidiary, variable interest entities and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that the withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. As of December 31, 2023, our subsidiary and the VIEs (including their subsidiaries) located in the PRC reported accumulated loss and therefore they could not pay any dividends.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that makes up the Special Drawing Right, or the SDR, and decided that effective October 1, 2016, RMB would be a freely usable currency and would be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018 and 2019, however, the RMB depreciated approximately 5.7% and 1% against the U.S. dollar. In 2022 and 2023, the RMB continues to fluctuate against the U.S. dollar. It remains unclear what further fluctuations may occur.

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

Under PRC laws, all lease agreements are required to be registered with local housing authorities. We lease eight premises in China. Some landlords of these premises have not registered the relevant lease agreements with the government authorities or have not completed registration of their ownership rights to the premises, and some of the premises have defective title. We may be subject to monetary fines due to failure by the landlords to complete the required registrations.

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

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of a position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA for the fiscal year ended December 31, 2023 after we file our annual report on Form 20-F for such fiscal year, unless a new determination is made by the PCAOB.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2024 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. If our ADSs are prohibited from trading in the U.S. markets, our ability to raise capital in the U.S. markets would be significantly affected, and there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our Class A ordinary shares or ADSs will develop outside of the U.S.

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

We are one of China’s leading game-centric livestreaming platforms in terms of the size of our user base and the level of user engagement. Maintaining and improving the current size of user base and level of user engagement are critical to our continued success. However, to maintain and improve this already large size of user base and high level of user engagement, we would have to ensure that we adequately and timely respond to changes in user preferences, attract and retain enough popular streamers, and offer new features and content that may attract new users. There is no guarantee that we could meet all of these goals. A number of factors could negatively affect user retention, growth and engagement, including the following:

●	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;
●	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;
●	we fail to innovate our communities, user-generated content and our virtual gifts that keep our users interested and eager to return to our platform on a regular basis;
●	our streamers fail to keep our users engaged on our platform over a long period of time;
●	we suffer from negative publicity, fail to maintain our brand or our reputation is damaged;
●	we fail to address user concerns related to privacy and communication, safety, security or other factors;
●	there are adverse changes in our services and content offerings that are mandated, or that we elect to make, to address, market dynamics, legislation, regulations or government policies; and
●	the growth of the number of PC and smartphone users in China stalls.

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

Although we have signed exclusive contracts with top streamers at typically three- to five-year terms that contain non-compete clauses, top streamers may still choose to depart from us when their contract period ends (especially in light of the current competitive landscape where more platforms participating in livestreaming industry), and their departure may cause a corresponding decline in our user base and revenue. As we attract top streamers from other platforms, we have also been and are currently involved in legal disputes concerning top streamers with competing platforms. Although we are not the primary target of these legal disputes, such streamers may be subject to fines or even injunctions which may render our investment in recruiting them meaningless. On the other hand, some of our top streamers have left us for competing platforms despite still being in a contractual relationship with us which may raise legal disputes. Although we have won some of the legal disputes against these breaching streamers, their departures may still have a negative impact on user retention and reputation. To retain top streamers, we must devise better streamer compensation schemes, improve our monetization capabilities and help the top streamers reach a wider audience. Although we strive to improve ourselves in these aspects, we cannot guarantee that our streamers will not leave us even if we do our best to retain them.

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

We offer comprehensive livestreaming content with a primary focus on games. Our content library is constantly evolving and growing. Game content has been the key component of our content offerings since our inception. A majority of our streamers were game streamers and game streaming also contributed significantly to the total viewing hours on our platform. In response to viewers’ growing interests, we also have expanded our coverage into other entertainment content genres. We actively track viewership growth and community feedback to identify trending content and encourage our streamers and talent agencies to create content that caters to viewers constantly changing tastes. However, if we fail to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions. Our content offerings may be mandated to, or we may voluntarily elect to, curtail our content offerings, to address market dynamics, legislation, regulations or government policies, which our viewers may find less attractive.

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

As the nexus of the eSports ecosystem, our platform connects game developers and publishers, professional eSports teams or players and eSports tournament organizers, advertisers and viewers. User generated content covering eSports games is the largest contributor to our user base. Our average mobile eSports MAUs were approximately 28.3 million and 19.3 million in the fourth quarter of 2022 and 2023, respectively. In addition to streaming of eSports games, major eSports events and tournaments, we also sponsor leading eSports teams and organize our own eSports tournaments.

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

Enhanced regulatory oversight and regulatory investigations could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business.

The regulation of the live-streaming industry in the PRC is continuously evolving, which can at times result in sustained periods of enhanced oversight and/or enforcement of content censorship, cybersecurity reviews, user privacy compliance, and internet financial services or viritual currencies. We may become subject to regulatory review, inspections, investigations or audits from time to time in connection with content streamed or posted on our platform by third parties, products or services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users. During and/or as a result of such reviews, some or all of our products, services, features or functionalities could be terminated, and our apps could be removed from relevant app stores. In May 2023, the Hubei provincial branch of the CAC conducted a one-month on-site inspection of the Company’s content platform due to certain alleged violations of content rules and regulations on its platform, which the Company fully cooperated with. Upon the completion of the CAC inspection and the Company’s internal review, the Company completed the required remediation in all respects including but not limited to further optimizing its content monitoring system and strengthening employee training under the direction and supervision of the CAC working group. We cannot guarantee that we will not subject to similar inspections, reviews, investigations or audit in the future, which may divert management attention, result in fines, penalties, liabilities or other remedial measures, or negatively impact our business and results of operations. It is also possible that a regulatory review could result in changes to our policies or practices, result in reputational harm, prevent us from offering certain products, services, features or functionalities, cause us to incur substantial costs, or require us to change our business practices in a manner materially averse to our business.

In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and we may be subject to uncertainties around the interpretation and enforcement of the PRC laws and regulations that are applicable to our business and industry, such as those related to virtual currency. As a result, we may remove, limit or modify the rules of the relevant activities on our platform from time to time to adapt to the changing regulatory trends, which could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business. It was reported that “Shanshanjiu Huwai” and “Changsha Xiangcun Gansidui,” two streamers on our platforms, initiated lucky draws during their streaming sessions and then repurchased gifts from winning users offline, in order to attract and incentivize users to participate in the lucky draw on our platform, in violation of the rule and policy of our platform. Such activities are explicitly forbidden by our platform and may be suspected of being involved in illegal gambling activities by these streamers. We have blocked these streamers’ accounts after we became aware of those incidents, but such similar incidents and related media coverage may still adversely affect our business and reputation. If our platform is deemed to be engaged in or facilitate certain illegal or inappropriate activities, we may need to remove such activities permanently, or modify rules for such activities that could make them less attractive, or even be subject to fines, penalties, criminal or civil liabilities or other remedial measures, which may have an adverse impact on our business, results of operation and reputation. For details of the risks related to the restrictions on virtual currency, see “—Restrictions on virtual currency may adversely affect our revenues, business and reputation.” Certain of our other streamers have been subject to, and may continue to be subject to investigations, legal proceedings or regulatory reviews due to the content they posted on our platform, or transactions they conducted through our platform that are against our policies, or their personal misconduct or behaviors. For details, see “— We have limited control over third parties who use our platform and our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.”

In light of the enhanced regulatory oversight, we or our senior management have also been subject to allegations by third parties or purported former employees, negative Internet postings and other adverse public exposure on our business and operations. We, our streamers, and/or our senior management may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we or our senior management will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. On November 22, 2023, the Chengdu police made a public announcement stating that Mr. Shaojie Chen, the CEO and the Chairman of the Board of the Company, was arrested on suspicion of setting up casinos. Accordingly, on November 24, 2023, the Company promptly formed an interim management committee to manage the Company’s operations until further notice. For details, see “— Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business may be adversely and negatively impacted if we lose their services.”

If we fail to effectively manage our growth and control our periodic spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected.

We historically experienced a period of significant growth and expansion. However, our historical performance may not be indicative of our future growth or financial results. For example, we have been proactively managing our growth to accommodate our long-term strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of these efforts, we have been implementing “stable operating strategies”, and shifting our attention towards cultivating paying users who exhibit stronger user stickiness and a willingness to pay. This has resulted in a reduction in our revenue, as well as our marketing and promotional activities for new user acquisition. Even though we expect these initiatives continue to have negative impacts to our revenue in the near-term future, we believe by fostering a healthy ecosystem with sustainable user behavior and focusing on live-streaming activities with high operating efficiencies, we can strengthen the long-term viability and stability of our operations, which in turn will contribute to our long-term healthy growth and improved net profit margin in the future. However, these strategies may not produce the long-term benefits that we expect, in which case our user growth and engagement, as well as our business, financial condition and results of operations could be materially and adversely affected.

In addition, to manage our growth and maintain profitability, we expect our costs and expenses may fluctuate in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and adapted operational, informational and financial systems, procedures and controls on an as-needed basis, including the continued improvement of our accounting and other internal management systems. We may also need to train, manage and motivate our workforce and manage our relationships with viewers and streamers, game developers and publishers, advertisers and other business partners. All of these endeavors involve risks and will require substantial management efforts and skills and additional expenditures. Managing our growth may also require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.

We have incurred net losses since inception, and we may continue to incur losses in the future.

We have incurred significant accumulated net losses to date. Although experiencing net incomes since 2019, we may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. We incurred net loss of RMB90.4 million in 2022 and net gain of RMB35.5 million in 2023. We have generated gross profit since 2018, and this may not translate into continued net after-tax profit. The time it will take for us to eventually achieve profitability hinges on our ability to grow rapidly in a cost-effective way, and we may not be able to grow this way successfully.

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

Our monetization model is constantly evolving. Our streaming platform is free to access, and we generate revenues primarily from livestreaming and advertisement. As a result, our revenue is affected by our ability to increase user engagement and convert non-paying users into paying users, which in turn depends on our ability to offer content, virtual gifts, advertisements and other services. In 2021, 2022 and 2023, we generated RMB8,596.6 million, RMB6,797.3 million and RMB4,799.0 million (US$675.9 million) from livestreaming, representing 93.8%, 95.6% and 86.8% of our total revenues for the same period. We also generate a sizeable portion of our revenues from providing advertisement and other services on our platform. In 2021, 2022 and 2023, we generated RMB568.7 million, RMB310.9 million and RMB731.4 million (US$103.0 million) from advertisements and others, representing 6.2%, 4.4% and 13.2% of our total revenues for the same period. We also generate a small portion of our revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers, and game-related services, which mainly involves sales of game-specific memberships to users. we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may in the future introduce new services to diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers or platform partners, we may fail to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

We have limited control over third parties who use our platform and our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.

We are a game-centric livestreaming platform that provides real-time streaming and interactions. Because we do not have full control over how streamers or viewers will use our platform to post content, communicate or transact with each other, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, we must detect accounts, through which illegal or inappropriate content is streamed or posted and illegal or fraudulent activities are conducted, on a timely basis. Media reports and Internet forums have covered some of these incidents which have, in some cases, generated negative publicity about our platform and brand. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behavior of our users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform.

In addition, if any of our viewers suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform or after watching, hearing or participating in illegal or inappropriate content that our content monitoring system failed to filter out, we may face civil lawsuits or other liabilities initiated by the affected viewer, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for noncompliance with PRC laws and regulations concerning the dissemination of information on the Internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide Internet content service. We endeavor to ensure that all streamers are in compliance with relevant regulations, but we cannot guarantee that all streamers will comply with all the PRC laws and regulations in all aspects. Therefore, our livestreaming service may be subject to investigations or subsequent fines, penalties, liabilities or other remedial measures if content displayed on our platform is deemed to be illegal or inappropriate under PRC laws and regulations. Furthermore, certain of our streamers have been subject to, and may continue to be subject to investigations, legal proceedings or regulatory reviews due to the content they posted on our platform, or transactions they conducted through our platform that are against our policies, or their personal misconduct or behaviors, which might impact their ability to stream on our platform, or result in fines, penalties, liabilities or other remedial measures imposed on our platform, which could have an adverse effect on our business and results of operations. We believe such investigations, legal proceedings or any other governmental actions, with or without merits, may divert significant management time, attention and financial resources, bring negative publicity, and materially and adversely affect our financial conditions, results of operations, and business prospects.We also cannot guarantee that there will not be future investigations, legal proceedings or regulatory reviews of streamers or other users on our platform, which might adversely affect our operations. In addition, if our top streamers violate the policy of our platform to conduct any illegal or inappropriate behavior on our platform or in private, we may be required to block the account of such top streamers. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

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

Our business could be adversely affected by natural disasters or outbreaks of epidemics. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in China or any other market in which we operate and conduct business could severely disrupt our business operations by damaging our network infrastructure or information technology system or affecting the productivity of our workforce. The outbreak of any severe epidemic disease, such as avian flu, H1N1 flu, SARS or COVID-19, may disrupt our operations, which could negatively affect our financial condition and business prospects.

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

Our annual paying user base was 15.5 million in 2022 and 10.1 million in 2023. Whether we can increase the number of our paying users depends on many factors, including internal factors such as changes in our operational strategy and external factors that are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular streamer that they used to follow financially, and overall worsening economic conditions can lower disposable income for all existing paying users, causing them to spend less on our platform. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future.

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

In 2021, 2022 and 2023, we generated RMB464.9 million, RMB190.3 million and RMB242.9 million (US$34.2 million) from the sale of advertisements, representing 5.1%, 2.7% and 4.4% of our total revenues for the same period. If we fail to maintain or grow our revenue from advertisement, our financial results could be adversely affected. For us to maintain or grow our advertisement revenue, we need to attract more advertisers to our platforms with our increased user traffic and engagement level, or offer more variety in terms of advertisement products that encourage more spending from advertisers. We offer (i) integrated promotion activities during livestreaming, (ii) advertisement display and (iii) online and offline events-related advertisements. We may need to introduce more innovative promotion activities to maintain our revenues from advertisement, and failure to do so may adversely impact our advertisement revenue. In addition, traditional display advertisements are subject to time and space restrictions, especially when displayed on mobile devices which have become popular among our users. As a result, our business and results of operations may be adversely impacted.

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

As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. It is uncertain how these laws and regulations would affect our business activities. We could be found in violation of any future laws and regulations or any of the laws or regulations currently in effect due to changes in the relevant laws and regulations. See “—We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.”

As of the date of this annual report, we have not received any material penalties from the relevant government authorities for our past operations. We cannot assure you, however, that the government authorities will not do so in the future. In addition, we may be required to obtain additional license or permits, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make all the necessary filings in the future. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, we may be subject to various penalties such as confiscation of the net revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

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

We require users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a robust content monitoring system. However, although we use our best efforts to monitor content on our platform, we cannot detect every incident of inappropriate content on our platform due to the immense quantity of user-generated content, and as such, government authorities may hold us liable for inappropriate content on our platform. Although we report violations of our terms of service to PRC local authorities, such authorities may not take any action with respect to these violations on a timely basis, if at all. On December 15, 2019, the CAC promulgated the Provisions on the Ecological Governance of Network Information Contents, which became effective on March 1, 2020. It requires network platform operators like us not to disseminate illegal contents that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, nor to present obscure, superstitious, fraudulent, gambling, violent, defamatory, exaggerated, sexually suggestive, discriminative or other inappropriate contents that are “socially destabilizing” or leaking “state secrets” of China. Notice 78 also requests the livestreaming platforms to strengthen positive value guidance and to prevent the spread of the information related to wealth flaunting, money worshiping and vulgarity. In addition, on June 8, 2022, the NRTA, and the Ministry of Culture and Tourism, or the MCT jointly issued the Code of Conduct for Live-streamers to regulate the behaviours of streamers on livestreaming platforms. The Code of Conduct for Live-streamers lists 31 categories of content that are prohibited in online streaming. For example, during live streaming sessions, streamers shall not behave extravagantly or waste food, flaunt luxury goods, jewelry and other assets, or display sexually suggestive and provocative content. For live streaming content that requires a high level of professional skills (such as medical and health care, finance, law and education), streamers must have relevant professional qualifications and register with the livestreaming platforms. In addition, the Code of Conduct for Live-streamers requires livestreaming platforms to establish comprehensive internal policies to manage streamers on their platforms, including, among other things, recruitment, training, daily management, performance evaluation and violation record management. Livestreaming platforms should ban the accounts of streamers who have repeatedly or seriously violated the Code of Conduct for Live-streamers or applicable rules and regulations and put them on a “black list” or a “warning list”. Local government authorities shall regularly inspect livestreaming platforms and hold them responsible for any streamer who has violated these rules. We have adopted various actions and internal policies to manage our streamers to comply with the Code of Conduct for Live-Streamers or other applicable laws and regulations, including taking special actions to correct the misconduct of streamers from time to time, strengthening the content monitoring, screening illicit and/or inappropriate content and charging penalties to streamers who has violated certain provisions of the Code of Conduct, strengthening the internal compliance review of products, services and streamers in respect of taxation and other laws, in order to avoid the Company’s and streamers’ violations of the Code of Conduct and other applicable laws and regulations. Our legal department also conducts regular trainings to streamers, talent agencies and various business departments of the Company in connection with the Code of Conduct. However, it is uncertain as to if streamers on our platform can consistently remain in compliance with the Code of Conduct for Live-streamers or other applicable laws and regulations and we may need to terminate cooperation with those streamers who have been found in serious violation of the code of conduct or other applicable laws and regulations. We may be subject to fines, penalties, liabilities or other remedial or disciplinary actions, including, in serious cases, suspension or revocation of the licenses necessary to operate our platform if we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platform under PRC laws and regulations. In addition, application stores may temporarily take down our applications if the content was deemed to violate applicable PRC laws or regulations. Meanwhile, we may face claims for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Defending any such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

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

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties, so we may be subject to the interpretations made in policies and guidelines of regulators. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

●	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing requirements and practices. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge. We may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities. See “—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information of the Company—4.B. Business Overview—Regulation.”
●	PRC governmental authorities may impose additional requirements on real-name registration for livestreaming platforms. In August 2018, the National Office of Anti-Pornography and Illegal Publication and five other authorities jointly issued the Notice on Strengthen the Management of Livestreaming Service, which required the real-name registration system for users to be put in place by livestreaming service providers. Pursuant to Notice 78 and the 2021 Streaming Guidance Opinions, online streaming platforms shall implement a real-name registration system. Under the above real-name registration system, we validate the identity information of the registered streamers primarily based on their identification cards and validate the identity information of the registered users primarily based on their mobile numbers. Currently, we are not required to obtain information such as legal names, citizen identification cards or other personal information during the registration process to validate the identity information of our users who are not streamers. However, the PRC government authorities may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system such as adopting a mandatory face-recognition system for all users on our platform in the future. If we were required to implement a more rigid real-name registration system for users on our platform, our users’ experiences on the platform may be downgraded and potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospects.
●	Pursuant to Notice 78 and the 2021 Streaming Guidance Opinions, the online streaming platforms shall adopt a tiered and classified management system over the streamers accounts, with the streamer accounts managed in different tiers and classes based on the nature of the streamers, operational contents, number of fans, popularity of the streaming, time limit of the streaming and other factors. Online streaming platforms shall set up appropriate limitations for streamers’ accounts in different tiers or classes in terms of the total amount of virtual gifts received in any single session of streaming performance, the popularity of the streaming, the time length of the streaming, the sessions of the streaming in any single day, the time gap between different streaming sessions and other factors, and take necessary warning measures against the streamers who violate relevant laws and regulations. In addition, the online streaming platforms are required, among other things, to set up appropriate limitations for the maximum purchase price for each virtual gift and the maximum value of virtual gifts that the users send to the streamers each time. As Notice 78 and the 2021 Streaming Guidance Opinions are relatively new and pending further interpretation and implementation, we are still in the process of waiting for further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and the 2021 Streaming Guidance Opinions. The Code of Conduct for Live-streamers issued by the NRTA and the MCT on June 8, 2022 requires livestreaming platforms to establish comprehensive internal policies to manage streamers on their platforms. Moreover, if the government requires us to supervise the streamers and their streaming sessions in a stricter method, we may incur additional cost and our user experiences may be downgraded, which may further adversely affect our ability to attract viewers and streamers.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to predict what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. On May 14, 2019, the MCT declared in a circular that it would no longer assume the responsibility of supervising the online games industry and would no longer approve or issue the Online Culture Business Licenses regarding online games. The Online Culture Business License held by Wuhan Ouyue, one of the VIEs, no longer contained content related to online games operation when we renewed it upon expiration in 2020. On December 22, 2023, the NPPA issued the Measures for Online Game Management (Draft for Comment) to solicit public comments by January 22, 2024. The draft measures provide that the national publication authority shall be responsible for the supervision and regulation of online game publishing and distribution activities and online games operators shall obtain the Online Culture Business License. However, as of the date of this annual report, the draft measures are still in the draft form and there is no schedule for the adoptions of such draft, and it remains unclear whether the version adopted will have any further material changes. There remains substantial uncertainties about how these draft measures will be enacted, interpreted or implemented and how they will affect our operations. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to fines, penalties, liabilities or other remedial measures.

●	In recent years, PRC government has introduced new laws and regulations to reflect its growing concern about the negative impacts of the internet on society, particularly the impacts of internet on minors. On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry (which is the predecessor of MIIT), issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. As of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing an online game. On October 25, 2019, the GAPP issued the Circular on Preventing Minors from Indulging in Online Games to reiterate the requirements on real name registration and verification, the anti-indulgence system for minors, and other measures to address relevant minors’ issues on the online games. Pursuant to the 2021 Streaming Guidance Opinions, an online streaming platform shall not be allowed to open the streamer account for users under 16, and shall only open the streamer account for users between 16-18 with their guardians’ prior consents. The 2021 Streaming Guidance Opinions also require all online streaming platforms to adopt a “teenager mode” to prevent the minor users from obsessive use of the platforms, block detrimental content to the minor users, and refrain from providing virtual gift purchase services to the minors. In addition, online streaming platforms shall establish a customer service team exclusively for minor users to address their complaints and disputes in a timely manner. The online streaming platforms shall make refunds in the event that a minor user purchases virtual gifts for the streamers by using an adult account. As of the date of this annual report, we have taken certain measures including displaying a pop-up page to guide the minors to use the “teenager mode”, requiring the users to enter the guardian password if the usage time under the “teenager mode” reaches 40 minutes per day and building up an exclusive content pool for the minors in which contents that are not appropriate for the minors are screened out. Despite the measures we have taken, however, minor users may still use our services through adult accounts if their guardians fail to keep minors under responsible supervision when using our services. On August 30, 2021, the GAPP issued the Circular on Further Strengthening Regulation to Effectively Prevent Online Gaming Addictions among Minors, pursuant to which online game operators are only allowed to provide online game services to minors from 8:00 p.m. to 9:00 p.m. on Fridays, Saturdays, Sundays and public holidays. The restrictions above may lead to a decrease in the number or engagement of game players, which could adversely affect our game livestreaming service and have a material effect on our results of operations. Furthermore, on May 7, 2022, the General Office of Central Commission for Guiding Cultural and Ethical Progress, the CAC, the NRTA and the MCT, jointly promulgated the Opinions on Regulating Online Live Streaming Rewards to Strengthen the Protection of Minors to regulate the live streaming rewards services of live streaming platforms and protect minors. The opinions provide that, among others, (i) livestreaming platforms shall not provide virtual gifting services to minors; and (ii) livestreaming platforms shall not provide live-streamer’s account registration services to minors under the age of 16 and shall obtain the consent from guardians before providing such services to minors between the ages of 16 and 18. The opinions also require online platforms to (i) continue to upgrade their “teenager mode” and establish a customer service team for minors to process the complaints and disputes related to minors; (ii) remove the rewards ranking within one month after the announcement of the opinions; and (iii) discontinue all services under “teenager mode” after 10:00 p.m. every day. On October 16, 2023, the CAC issued the Regulations on the Protection of Minors Online, which impose obligations on online service providers to protect minors when they are using online services, in particular, online games, live streaming and online social networking services. More stringent government regulations could be promulgated in the future, which will also adversely affect our results of operations by deterring viewers to use our platform or downgrading our viewers’ experiences on our platform.

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

Despite the security measures we have implemented, our facilities, systems and procedures and those of our third-party providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our users and others. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we may lose current and potential users and may be exposed to legal and financial risks, including legal claims, regulatory fines and penalties or other remedial measures which in turn could adversely affect our business, reputation and results of operations.

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

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

We are heavily dependent on critical, complex and interdependent information technology systems, including internet-based systems, to support our business processes. Our information technology system security is continuously reviewed, maintained and upgraded in response to possible security breach incidents. Despite the implementation of these measures, our information technology systems and those of third parties with which we contract are vulnerable to damage from external or internal security incidents, breakdowns, malicious intrusions, cybercrimes, malware, misplaced or lost data, programming or human errors or other similar events. System failures, accidents or security breaches could cause interruptions in our operations and could result in inappropriately accessed, tampered with, modified or stolen our data or a material disruption of our business operations and product development, in addition to possibly requiring substantial expenditures of resources to remedy. Such events could also lead to the loss of important information such as trade secrets or other intellectual property and could accelerate the development or manufacturing of competing products by third parties. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our research and development programs could be delayed.

Our overseas operations may not be successful and may be adversely affected by legal, regulatory, political and economic risks.

We historically had overseas operations in the Southeast Asian and Japanese markets. We started to scale back our investments in the overseas markets from 2021 based on our evaluation of business performance and investment return, and terminated our services in the Southeast Asian market in March 2024. As we operate the overseas markets, we may be subject to the laws of the foreign countries. If any of our overseas operations violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

Our overseas operations may not be successful and may expose us to a number of risks inherent in doing business internationally, including:

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

Implementation and enforcement of intellectual property laws have historically been challenging in jurisdictions without a fully developed legal framework regulating intellectual property rights. Accordingly, intellectual property right protection in those jurisdictions may not be effective. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially adversely affect our financial condition and results of operations.

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

Our future success depends substantially on the continued efforts of our executive officers and key employees. In particular, we rely on the expertise, experience and vision of Mr. Shaojie Chen, our founder, chairman and chief executive officer as well as other members of our senior management team. On November 20, 2023, the Company was informed that Mr. Shaojie Chen, the CEO and the Chairman of the Board of the Company, was arrested by the Chengdu police on or about November 16, 2023. On November 22, 2023, the Chengdu police made a public announcement confirming that Mr. Chen was arrested on suspicion of setting up casinos. Accordingly, on November 24, 2023, the Company promptly formed an interim management committee consisting of Mr. Mingming Su, a director and Chief Strategy Officer of the Company, Mr. Hao Cao, a director and Vice President of the Company, and Ms. Simin Ren, a director and Vice President of the Company, to manage the Company’s operations until further notice. As of the date of this annual report, Mr. Chen is under investigation by relevant authorities related to suspicion of setting up casinos and there is no conclusion to that investigation. As of the date of this annual report, the arrest of Mr. Chen has not had a material negative impact on our business. However, we cannot assure you that his arrest will continue to not have a material impact on our business, when the investigation will be concluded or if the criminal charges will be filed against Mr. Chen. In the event that criminal charges are filed against Mr. Chen, we cannot reasonably predict the outcome of any such criminal proceedings nor can there be any assurance that such proceedings will not have a material adverse effect on our business If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the game-centric livestreaming industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

We do not have key man insurance for our executive officers or key employees. If any of our executive officers and key employees terminates their services with us, our business may be severely and adversely affected, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, certain provisions under the non-compete agreement may be deemed invalid or unenforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China.

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

We have been involved in litigation brought by other livestreaming platforms against streamers who left these platforms to join us, or against us based on allegations of unfair competition. For details, please refer to “Item 8—Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Litigation.” The courts in some of these legal proceedings held that these streamers violated their non-compete obligations to other livestreaming platforms and ordered us to ban these streamers from livestreaming on our platform. We may be forced to ban other streamers on our platform who violate non-compete obligations to other livestreaming platforms and could face fines and other penalties for failing to do so, or we may also be deemed to be engaged in unfair competition with these livestreaming platforms and may be forced to compensate them accordingly, which could adversely affect our business, financial condition and results of operations. In addition, on April 7, 2024, the Supreme People’s Court of the PRC published a draft judicial interpretation related to the marriage and family section of the PRC Civil Code to solicit opinions. The draft judicial interpretation provides guidance for family law cases involving virtual gifts given to streamers. For instance, if it is proved that the livestreaming contained vulgar or pornographic content that enticed users to tip a streamer, and their spouses make a claim against the livestreaming platform for a refund, the courts should rule in favor of the claimant. As a result, we may face risks associated with litigation brought by the spouses of users, which could result in substantial costs and negatively affect our reputation, financial condition and results of operations.

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

Negative publicity involving us, our streamers, our viewers, our management, our livestreaming platform or our business model may materially and adversely harm our brand and our business. We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, viewers and streamers, customers and platform partners. There has been negative publicity about our company, our streamers, the misuse of our services and our senior management, which has adversely affected our brand, public image and reputation. Such negative publicity, especially when it is directly addressed against us, may also require us to engage in defensive media campaigns, legal proceedings, with our without merits, which may potentially leave a negative impression with regulators and prompt investigations.This may cause us to increase our marketing expenses and divert our management’s attention and may adversely impact our business and results of operations.

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

In addition to the advertisements that were placed by the advertising agencies or advertisers we directly cooperate with, our platform displays side-bar advertisements placed by streamers on their own streaming channels. We also engage our streamers to advertise products or services of third-party clients by way of livestreaming on our platform. In November 2020, the NRTA issued the Notice on Strengthening the Management of Network Live-performance Streaming and E-Commerce Streaming, which provides several requirements on strengthening the management over live-performance streaming and e-commerce streaming. In November 2020, the SAMR issued the Guidance Opinions on Strengthening the Regulation on the Network Advertising Streaming Activities, which requires that Internet streaming platform shall comply with the PRC E-Commerce Law and PRC Advertisement Law as to the services provided by Internet streaming platforms in relation to advertising streaming activities. If we fail to comply with any of the relative rules or regulations, certain fines, liabilities or governmental actions may be imposed on us. See “Item 4. Information of the Company—4.B. Business Overview—Regulation” for more details. On February 25, 2023, the SAMR published the Administrative Measures for Internet Advertising, or the Measures on Internet Advertising, which requires that users should be able to close pop-up advertisements using one button and provide that the pop-up advertisements shall not contain a countdown timer or require more than one click to close and shall not pop up more than once on the same page. The Measures on Internet Advertising further specify that advertising activities via livestreaming is subject to the new rules. Furthermore, the Measures on Internet Advertising prohibit internet operators from publishing advertisements for certain items on internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors, cosmetics, alcohol, or beauty. The Chinese government may, from time to time, promulgate new laws and regulations related to advertising in the future to impose additional requirements on online advertising services relating to certain industries, such as medical, pharmaceutical, health care and after-school tutoring. For example, the Circular on the Administration of After-School Tutoring Advertisement jointly issued by the SAMR and seven other government authorities on November 3, 2021 mandates that new media, internet platforms and other mainstream media shall not publish or broadcast any advertisement on after-school tutoring services targeting primary and middle school students and pre-school children. We may be required to modify the operation of our advertising business and curb advertisements in connection with certain restricted sectors in order to meet the evolving compliance requirements on the industry, which may adversely affect our online marketing revenue.

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

For performance tracking purposes, we monitor metrics such as the number of active mobile users and paying users. We calculate certain operating metrics in the following ways: (a) the number of registered users, which refers to the number of users that has registered and logged onto our platform at least once since registration; (b) the number of active mobile users, which refers to the number of users who visited our platform through mobile app at least once in a given period; and (c) the number of paying users, which refers to the number of users that have purchased virtual gifts on our platform at least once in a given period. The actual number of individual users, however, is likely to be potentially significantly lower than that of registered users, active mobile users and paying users due to various reasons such as fraudulent representation or improper registration. Some of our user accounts may also be created for specific purposes such as to increase virtual gifting for certain performers in various contests, but the number of registered users, active mobile users and paying users do not exclude user accounts created for such purposes. Furthermore, we historically focused on the number of active users, which encompasses the number of users who visited our platform through either PC or mobile app at least once in a given period. As a result of the evolving user behaviors observed on game-centric livestreaming platforms with a greater emphasis on mobile devices over PCs, our management is focusing more on mobile apps and mobile users from an operational perspective, and uses the number of active mobile users to track the scale and engagement of our users. Due to the evolving user behaviors towards mobile apps and our corresponding shifting focus from an operational standpoint, the PC MAUs decreased from 106.6 million for the fourth quarter of 2021 to 36.7 million for the fourth quarter of 2022. Such figure then increased to 42.8 million for the fourth quarter of 2023, which was mainly attributable to the purchase of broadcasting rights of key eSport official tournaments (such as League of Legends) that attracted some of the PC users back to our platform. The average next month active user retention rate for PC users remained relatively stable. Such ratio inceased from 19% in 2021 to 29% in 2022, which was mainly due to the change in our acquisition strategy of PC users, and then decreased to 26.3% in 2023, which was mainly due to our reduced operating activities in maintaining loyal PC users. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. The respective number of our registered users, active mobile users and paying users may overstate the number of individuals who register on our platforms, sign onto our platforms, purchase virtual gifts or other products and services on our platforms and access DouYu.com, respectively, which may lead to an inaccurate interpretation of our operating metrics.

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

On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued the Notice on the Strengthening of the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which defines what virtual currency is and requires that entities obtain the approval from the competent culture administrative department before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. The Virtual Currency Notice requires that virtual currency only be used to purchase services and products provided by the online service provider that issues the virtual currency, prohibits companies that issue online game virtual currency from issuing virtual currency to game players through means other than purchases with legal currency, and prohibits setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual gifts or virtual currency based on random selection through a lucky draw, wager or lottery. On December 22, 2023, the NPPA issued the Measures for Online Game Management (Draft for Comment) for public comments, which reinstates the requirements on use of virtual currency. The draft measures provides that companies that issue online game virtual currency are prohibited from setting up or operating any platform and the online game virtual currency trading platform can only allow users to use real-name digital Renminbi when purchasing or selling in-game currency. The draft measures also propose to ban high value tipping for rewards to game players who livestream their games. These restrictions on virtual currency may result in lower sales of online virtual currency, and could have an adverse effect on our revenues from the online game business.

Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency, except for the above-mentioned online game related virtual currency. Although the term “virtual currency” is widely used in livestreaming industry, we believe that such “virtual currency” used in our livestreaming communities, including Yuchi, is not in-game virtual currency and does not fall into the virtual currency defined under the Virtual Currency Notice, and we are not subject to any online game virtual currency laws and regulations for our livestreaming business. Further, given that the MCT withdrew from overseeing virtual currency in May 2019, the uncertainty deepened as to which authority will regulate the industry and how. Due to the uncertainties of the interpretation and implementation of the laws and regulations, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, including expanding the applicability of the existing virtual currency related laws and regulations to non-online game related virtual currency. In such case, we may be required to obtain additional approvals or licenses, or apply for a specific license for virtual currency from the designated regulatory authority in the future, or change our current business model and may be subject to fines, penalties, liabilities or other remedial measures, which could adversely affect our business.

In addition, there are online lucky draws, raffles, interactive patterns and other similar activities conducted on our platform to promote user engagement, which involve virtual currencies (such as Yuchi). The prize of such activities can only be used to purchase virtual gifts or to give to streamers as rewards on our platform. We do not believe that such activities conducted in accordance with our policies are specifically prohibited under PRC laws and regulations and have implemented certain measures to monitor compliance of such activities with our policies. We cannot assure you, however, that such measures will be effective in detecting violations of our policies or that our policies will be effective in preventing violations of PRC laws and regulations. Furthermore, we cannot assure you that our platform will not be subject to fines, penalties, civil or criminal liabilities or other remedial measures due to third party activities (including streamer or viewer activities), or that the PRC government authority will not take a different view or impose limitations on such activities, whether or not specifically against our platform. Our viewers or streamers may also be subject to civil or criminal liabilities in connection with their activities conducted on our platform, which may result in certain remedial measures, governmental or other disciplinary actions or civil liabilities imposed on us and could in turn affect our results of operations and financial conditions.

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

We and Tencent, through our respective PRC affiliated entities, have entered into a strategic cooperation framework memorandum which became effective on January 31, 2018 and was subsequently replaced by the amended and restated strategic cooperation framework memorandum dated April 1, 2019 (the “Amended and Restated SCFM”). For details, please refer to “Item 4. Information of the Company—4.B. Business Overview—Our Relationship with Tencent.” As of March 31, 2024, Tencent held 12,070,080 of our ordinary shares, representing 38.2% of our total voting power (excluding 2,902,653 ordinary shares repurchased in the form of ADSs), through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, which held 12,068,104 ordinary shares and 1,976 ordinary shares in the form of ADSs, respectively. For details, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” As a result, Tencent has substantial influence over our business and their interests may not be aligned with ours or the other shareholders. For details please refer to “—Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.”

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

As of March 31, 2024, our directors and executive officers beneficially owned, after taking into account RSUs that will become vested within 60 days after the date of this annual report, an aggregate of 17.6% of our total outstanding ordinary shares (excluding 2,902,653 ordinary shares repurchased in the form of ADSs). As of March 31, 2024, Tencent held 12,070,080 of our ordinary shares, representing 38.2% of our total voting power (excluding 2,902,653 ordinary shares repurchased in the form of ADSs), through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, which held 12,068,104 ordinary shares and 1,976 ordinary shares in the form of ADSs, respectively. In addition, pursuant to the terms of our Fourth Amended and Restated Memorandum and Articles of Association, Mr. Shaojie Chen and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, have the right to appoint up to four directors. Nectarine, a wholly-owned subsidiary of Tencent, has the right to appoint up to two directors as long as it beneficially owns no less than 33% of the shares it beneficially owns immediately prior to the completion of our initial public offering in July 2019. Our board of directors has the right to appoint up to four independent directors and may appoint additional directors, if any. Directors appointed by a specified group may only be removed by the affirmative vote of such group. Our officers are nominated by Mr. Shaojie Chen (who has a second or deciding vote when there is an equality of votes) and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, and are elected by the board at such terms and remuneration as the board sees fit. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. However, we cannot assure you that in the future we will not identify any material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or management override of internal controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. If we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

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

We did not recognized any share-based compensation expenses in our consolidated statement of income for the year ended December 31, 2023. As of March 31, 2024, 2,075,858 RSUs have been granted that are not forfeited under the Amended and Restated 2018 RSU Scheme and no award has been granted and outstanding under the 2019 Share Incentive Plan. 2,075,858 RSUs corresponding to 2,075,858 ordinary shares have been vested as of March 31, 2024.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we may consider granting share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We or our senior management may be the subject of allegations, harassment or other detrimental conduct, which could harm our reputation and cause us to lose market share, users and customers and incur actual losses.

We or our senior management have been subject to allegations by third parties or purported former employees, negative Internet postings and other adverse public exposure on our business, operations and staff compensation. We or our senior management may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. We or our senior management may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we or our senior management will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Given that the litigation and governmental and regulatory investigations and proceedings are inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

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

In addition, our business partners or other third parties involved in our business through our business partners (such as contractors, talent agencies or other third parties entered into business relationship with our third-party business partners) may be subject to regulatory fines, penalties, liabilities or punishments because of their regulatory compliance failures, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationship with other businesses such as third-party game developers, advertisers and talent agencies, and take measures to reduce the risks that we may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements or rule out the likelihood of incurring any fines, penalties, liabilities or other remedial measures imposed on us due to any regulatory failures by third parties. We identify irregularities or noncompliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot ensure that any of these irregularities will be corrected in a prompt and proper manner. In addition, for those third parties actively involved in our business through our business partners such as our sales agents, we also request our business partners to supervise and administrate relevant business activities of such third parties, but we cannot ensure that our business partners will be able to supervise and administrate in an effective way. The fines, penalties, legal liabilities and regulatory actions on our business partners or other third parties involved in our business may affect our business activities and reputation and in turn, our results of operations.

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

We historically experienced multiple incidents where the users paid for our virtual currency through fraudulent methods, including illegal use of credit cards. While such incidents have decreased significantly given tightened regulation, we may lose all the revenue we were supposed to generate from the sales as we were not able to collect or recover on any of it when such incidents occurred. Although we have instated authentication mechanisms that help us detect such fraudulent paying methods, we still cannot guarantee that our mechanisms can prevent all fraudulent virtual currency purchases. These fraudulent transactions cause harm to our financial results and business operations.

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

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we or the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAMR, would have discretion in dealing with such violations or failures in accordance with applicable laws, including, without limitation:

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

Most of the nominee shareholders of the VIEs are also beneficial owners of the Company, particularly, the sole shareholder of Wuhan Ouyue, Mr. Shaojie Chen, our founder, CEO and director, and the shareholders of Wuhan Douyu which includes Mr. Shaojie Chen and Mr. Wenming Zhang, our former co-founder, former co-CEO and former director. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC, particularly as it relates to litigation proceedings, is different from some other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. We cannot assure you that these contractual arrangements could be enforced as we anticipate. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.

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

Although we have been advised by our PRC counsel, Han Kun Law Offices, that each of the contractual arrangements among Douyu Yule, the VIEs and their shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the VIEs and their subsidiaries as direct ownership. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. Although Douyu Yule has an option, subject to the registration process with PRC governmental authorities, to purchase the equity of the VIEs, if the shareholders of VIEs do not cooperate or there are any disputes relating to these contractual arrangements, we will have to enforce our rights under these contracts under PRC laws through arbitration, the outcome of which is uncertain. These contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, there are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

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

There is no guarantee that we will pay any dividend in the future, and you may solely rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain a significant portion of our available funds and any future earnings to fund the development and growth of our business. As a result, there is no guarantee that we will pay any dividend in the future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the ordinary shares underlying your ADSs on a particular agenda item, the depositary will give us or our nominee a discretionary proxy for such agenda item(s) to vote the ordinary shares underlying your ADSs at shareholders’ meetings if:

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

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection that you may have to the laying of venue of any such proceeding, and irrevocably submitted to the nonexclusive jurisdiction of such courts in any such action or proceeding. As a result, you, as a holder of our ADSs, may not initiate legal proceedings against or involving the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, in any jurisdictions outside of a state or federal court in New York, New York, while proceedings against you may be initiated in a state or federal court in New York, New York or other jurisdictions. Notwithstanding the foregoing, subject to a specific federal securities law carve-out set forth in the deposit agreement, the depositary may refer any suit, action or proceeding to arbitration an arbitration under the terms described in the deposit agreement and, upon such referral, any such suit, action or proceeding instituted by an ADR holder(s) shall be finally decided in such arbitration rather than in such court. The arbitration provisions in the deposit agreement do not preclude you from pursuing claims under federal securities laws in federal courts. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

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

We were likely a passive foreign investment company, or PFIC, for 2023 and there is a significant risk that we will be a PFIC for 2024 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a generally passive asset for these purposes. Goodwill and other intangible assets generally are characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill or other intangible assets are attributable.

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case our PFIC status for any taxable year depends largely on the value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets for any taxable year may be determined by reference to the average of our market capitalization for that year. Because generally our market capitalization has declined substantially in recent years, if the value of our goodwill and other intangible assets is determined by reference to the average of our quarterly market capitalization then we were likely a PFIC for our 2023 taxable year and certain prior taxable years. Due to our declined market capitalization, there is a significant risk that we will also be a PFIC for 2024 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as non-passive assets is not entirely clear. We have not obtained any valuation of our assets (including goodwill and other intangible assets). As of December 31, 2023, we did not record any goodwill. U.S. holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Moreover, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2024 or any future taxable year.

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

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Under Section 3(a)(1) of the Investment Company Act, an entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an applicable exemption: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading securities or (b) it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority-owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are, and hold ourselves out as being, engaged primarily in the business of developing and operating online interactive gaming and entertainment livestreaming platforms, and not in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the preceding paragraph. Furthermore, on an unconsolidated basis, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of our indirect interest, through our wholly-owned subsidiaries, in Wuhan DouYu Culture Network Technology Co. Ltd. (“DouYu Yule”), our majority-owned subsidiary. We believe DouYu Yule is a qualifying majority-owned subsidiary for purposes of the 40% test described in clause (b) in the preceding paragraph, because DouYu Yule is primarily engaged in the business of online interactive gaming and entertainment livestreaming, and is not an investment company by virtue of Rule 3a-1 under the Investment Company Act. Under Rule 3a-1, an entity is generally deemed to be an “investment company” if, absent an applicable exemption, more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. DouYu Yule’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of trade receivables (including trade receivables due from related parties), prepayments, property and equipment, right-of-use assets, intangible assets that are not securities, and other assets (including assets reated to the VIEs) that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating DouYu Yule’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of DouYu Yule and securities issued by qualifying companies that are controlled primarily by DouYu Yule. Accordingly, we believe that DouYu Yule is not an investment company by virtue of Rule 3a-1 under the Investment Company Act, and therefore is a qualifying majority-owned subsidiary held through the Company’s wholly-owned subsidiaries for purposes of applying the 40% test described in clause (b) in the preceding paragraph to the Company and such wholly-owned subsidiaries.

The need to comply with Section 3(a)(1) and Rule 3a-1 under the Investment Company Act may cause us to restrict our business and subsidiaries with respect to how we invest excess cash pending use in our business. In addition, if we no longer meet the requirements of Section 3(a)(1) and Rule 3a-1, and no other exemption is available to us, we may take other actions in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. This may include adjusting our cash management investments, which may result in lower rates of returns, and/or liquidating all or a portion of our investment securities (including potentially short- and/or long-term bank time deposits), including on unfavorable terms, and holding such amounts in cash, and/or acquiring assets or businesses that could change the nature of our business or potentially take other actions that may be viewed as adverse to the holders of our ADSs or ordinary shares, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of our ADSs or ordinary shares and our ability to pay dividends in respect of our ADSs or ordinary shares.

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

Our platform attracts a large number of highly loyal and engaged user base through both organic growth and traffic acquisition. As of December 31, 2022 and 2023, we had 471.8 million and 493.9 million registered users on PC and mobile apps, respectively. Our average mobile MAUs on the mobile platform was 51.7 million for the fourth quarter of 2023, representing a 9.9% year-over-year decrease from the fourth quarter of 2022. We believe our diverse content offerings and interactive product features allow us to retain user and promote their engagement level. Our average next-month active mobile user retention rate was 68.5% and 66.1% over the preceding 12-month periods as of December 31, 2022 and December 31, 2023, respectively.

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

The passion for games and interactions among gamers and game enthusiasts extends beyond just playing. Against the backdrop of eSports’ booming popularity, we believe China has a massive and growing gamer community that is seeking interactive and engaging entertainment through game livestreaming, short video, graphic content and community discussions. As one of the first game-centric livestreaming platforms to make the foray into eSports, we are strategically positioned to benefit from the proliferation of the eSports industry in China. The eSports industry generates highly attractive content and helps to transform our platform into an engaged and vibrant community. Through our investments in and collaborations with a variety of participants across the value chain, we have gained coveted access to premium eSports content attracting millions of viewers to our platform, enabling us to organize our own tournaments and produce exclusive eSports content only available on our platform which further attracts users and improves their stickiness. Our average mobile eSports MAUs were approximately 28.3 million and 19.3 million in the fourth quarter of 2022 and 2023, respectively. We have been expanding our content offerings beyond eSports to cover more types of non-eSports games with an aim to satisfy our engaged users’ evolving needs.

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

OUR BUSINESS

Content on Our Platform

We are dedicated to providing a wide range of game-centric integrated content ranging from livestreaming, video, voice, graphic contents to community features, with a primary focus on games, especially on eSports. We have been expanding our content offerings beyond eSports to cover more types of non-eSports games to target a wider game audience. Our diverse content offering also covers other entertainment options such as talent shows, music and outdoor activities to better serve a broad user base and cater to diverse interests.

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

Our dynamic game streaming content is generated primarily from eSports. In addition to competitive eSports games, we also offer other games genres such as role-playing games, simulation games, console-based games and casual games.

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

Coveted Access to Premium eSports Content

By providing access to our massive user base, we have successfully fostered long-term partnerships with major game developers and leading eSports teams. As eSports content is primarily accessible online, game developers and publishers have been cooperating with livestreaming platforms to promote the awareness and popularity of newly published games. As a result, we may be uniquely positioned to help connect downstream users with upstream game developers. We believe livestreaming platforms such as our platform played a significant role in the commercial success of some of the major games today. This mutually beneficial relationship has solidified our partnerships with participants on the eSports industry.

These partnerships give us access to premium quality eSports content that attracts a large number of enthusiastic viewers to our platform. Leveraging our collaborative relationships with major game developers and publishers, we stream official tournaments for some of the most popular eSports games.

We differentiate ourselves from other platforms streaming eSports tournaments by creating our proprietary content involving popular streamers for better viewing experience. We believe that our proprietary content and features provided will further increase the popularity of eSports tournaments. On our official streaming channel, we produce commentary programs during, before and after matches to provide live commentary, informed match previews and post-match reviews by professional players. In addition, our platform has incorporated an on-demand playback function and developed a series of relevant video clips, graphics and community discussions, all tailored to satisfying viewer demand and improving the viewing experience.

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

Our Users

We have a large and engaging young user base with willingness to spend and share on social networks. As of December 31, 2022 and 2023, we had 471.8 million and 493.9 million registered users on our PC and mobile apps, respectively. Our average mobile MAUs decreased from 57.4 million in the fourth quarter of 2022 to 51.7 million in the fourth quarter of 2023, primarily due to the reduction in marketing expenses for user acquisition.

Our users are attracted to and retained by our rich game-centric content and influential streamers. Our average mobile eSports MAUs were approximately 28.3 million and 19.3 million in the fourth quarter of 2022 and 2023, respectively. Our user base is also loyal and highly engaged. In 2023, our average next-month active mobile user retention rate was 66.1%, and was 68.5% in 2022. We strive to cultivate the paying habits of our users. Our quarterly average paying users were 5.6 million and 3.7 million in the fourth quarter of 2022 and the fourth quarter of 2023, respectively. We have experienced in the past and may continue to experience some fluctuations in our paying users due to our adjustment of marketing activities as part of our stable operating strategies.

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

Livestreaming

We derive a substantial portion of our revenues from livestreaming, mainly from the sale of virtual gifts. In 2021, 2022 and 2023, we generated RMB8,596.6 million, RMB6,797.3 million and RMB4,799.0 million (US$675.9 million) respectively from livestreaming, representing 93.8%, 95.6% and 86.8% of our total net revenues for the same periods. In 2023, we had a total of 10.1 million annual paying users, and 9.2 million annual mobile paying users.

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

A wide variety of virtual gifts are available to our users, with prices ranging from approximately RMB0.1 to approximately RMB5,000. We provide an innovative and diverse selection of virtual gifting to convert our active users to paying users and constantly release new virtual goods that are related to events and trendy topics to foster users’ healthy spending willingness.

To navigate market dymanics, we have been proactively managing our livestreaming business to accommodate our long-term strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of these efforts, we have been implementing “stable operating strategies”, where 1) we have adjusted certain interactive features and operational activities in our livestreaming business with the goal of discouraging excessive user consumption and irrational user consumption patterns on the platform since the beginning of 2022, and 2) we have been focusing on live-streaming activities with high operating efficiencies. Additionally, we have been shifting our attention towards cultivating paying users who exhibit stronger user stickiness and a willingness to pay.

Advertisement and Others

We generate revenues from advertisement and other services, including brand advertisements, game advertisements and to a lesser extent, game distribution and other game-related services. Our advertisement and other revenue was RMB568.7 million, RMB310.9 million and RMB731.4 million (US$103.0 million) respectively in 2021, 2022 and 2023, which constituted approximately 6.2%, 4.4% and 13.2% of our total revenues for the same periods.

Advertisement

Our value proposition to advertisers is driven by our brand recognition and engaged user base. We offer a full suite of precise and effective advertisement products and marketing strategies, attracting a large number of advertisers. We distribute advertisements in manners such as: (i) integrated promotion activities during livestreaming, where advertising partners integrate their service or products with livestreaming programs through active promotion by our streamers; (ii) traditional display advertisements in various areas of our platform; and (iii) online and offline events-related advertisements. As integrated promotion activities and online and offline events-related advertisements cause fewer interruptions to our users while offering greater potential due to less time and space restrictions than traditional display advertisements, they are an important part in our advertisement revenue. We expect such advertising format to contribute an increasing portion of advertisement revenues.

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

Our traditional display advertisements include, but are not limited to, full screen advertisements, slides, banners, links, videos, logos and buttons. We offer advertisement placements on our home page. Such placements may stay on the top or bottom of the streaming interface or appear as pop-ups.

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

Others

We generate a small portion of our revenues from other services, including voice-based social networking and game distribution services. With many of our audience being gamers, we believe our platform is a prime gateway for distributing games from developers and publishers to their target customers. Based on revenue-sharing contracts with developers and publishers of mobile and web-based games, we usually receive fees based on transaction volume our platform relating to the games we distribute. These revenue-sharing arrangements are usually in the form of collaborative frameworks for a period of time, which may be renewed in good faith upon expiration.

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

Performance analytical tools. Our platform provides certain analytical tools for streamers to monitor their performance statistics in real time. These performance statistics include user traffic and changes, number of chats and comments and related highlighted summary, user viewing hours and play back times, and number of virtual gifts received.

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

Content Recommendation

Since 2016, we have been investing considerable resources in developing and implementing an individualized content recommendation system. This system is built on the user data that we have accumulated over the years, analyzed through algorithms embedded in our cutting-edge AI and machine learning capabilities. We upgrade our platform’s search function with deep learning technology for more accurate content indentification and categorization. Our content recommendation system precisely matches users with their favorite kinds of content.

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

Automated Production of Content

Leveraging our proprietary audio and video recognition technology, users are able to grade and upload the videos on our platform. Our streaming analytical tools is also designed to automatically capture the highlighted content based on statistics analysis of streamers’ performance. Such selected content is then edited and uploaded to our platform as per streamers’ preferences.

Content Monitoring System

Our livestreaming platform contains real-time content, which we monitor to maintain a healthy ecosystem and ensure compliance with PRC laws and regulations. We have developed a comprehensive system to monitor content on our platform and filter inappropriate and illegal content and content that may infringe on the intellectual property rights of third parties.

We developed the following mechanisms to monitor the content on our platform:

●	AI-backed Automatic Detection Process. We utilize an automatic system to monitor our platform and the data generated in our system for sensitive key words or questionable materials on a real-time basis. The text identification system screens text content based on preset key words and an anti-spam system; the picture identification system screens picture content based on optical character recognition and illegal content detection; and the audio identification system screens audio content by converting it into text content and analyzing for illegal content. We have also developed an in-house proprietary monitoring system that takes screenshots of our livestreaming channels every 10 seconds based on our “smart” image detection technology. We further shorten the screenshots frequency on popular and pan-entainament livestreaming channels up to every 4 seconds this year, as part of our effort to further enhance content monitoring procedures. Our system has machine learning capability and will update our database automatically.
●	Manual Review. All of the automatic detection results that are escalated are reviewed by our content monitoring staff manually. We have a dedicated content monitoring team who also proactively check our rooms on a 24/7 basis for inappropriate or illegal content. In addition, we provide timely and frequent trainings to our content monitoring team.
●	Self-regulation system by streamers, room managers. We require streamers and room managers to monitor the content in their rooms and ensure that their rooms’ content complies with our terms of service. We provide streamers and room managers with administrative accounts, which give them special privileges such as forcibly removing or banning viewers from the room. Streamers and room managers are incentivized to ensure the compliance of their room with our terms of service pursuant to our policies.
●	Report by users. Our users are encouraged to report any noncompliance of our terms of service via the “report” button on our website and mobile apps. We review users’ reports on a 24/7 basis and strive to resolve each report within 90 seconds. Reporting users are entitled to awards in the form of our virtual currency, should their reports be considered valid.

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

Our Relationship with Tencent

Tencent became a shareholder of Wuhan Douyu, one of our wholly-owned subsidiaries, in April 2016 when it purchased certain of Wuhan Douyu’s shares through Linzhi Lichuang, an entity controlled by Tencent. Tencent subsequently increased its investment in Wuhan Douyu by purchasing shares in Wuhan Douyu’s subsequent rounds of financing and in our company by subscribing for Series E Preferred Shares. As of March 31, 2024, Tencent holds approximately 38.2% of our total outstanding ordinary shares (excluding 2,898,884 ordinary shares repurchased in the form of ADSs) through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, representing 38.2% of our total voting power. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

On December 20, 2017, we and Tencent, through our respective PRC affiliated entities, entered into a strategic cooperation agreement (the “SCFM”), which became effective on January 31, 2018 and was subsequently replaced by the Amended and Restated SCFM dated April 1, 2019. Pursuant to the Amended and Restated SCFM, the parties agreed to pursue strategic cooperation in various areas of game livestreaming, advertisement and game distribution. We plan to promote content related to games owned by or licensed to Tencent at certain prominent places of our platform. The specific location, content, and operations of the cooperation between Tencent and us are subject to further negotiation pursuant to market principles. The Amended and Restated SCFM has a term of three years, which may be renewed if certain conditions are met. We also use CDN, P2P streaming technologies, online payment and website technology support services provided by Tencent and engage in other related party transactions with Tencent. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

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

Intellectual Property

We regard our proprietary domain names, copyrights, trademarks, trade secrets and other intellectual property as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2023, we had registered:

●	589 trademarks in China, including the logo for douyu.com;
●	65 domain names, including douyutv.com, douyu.tv and douyu.com;
●	1,643 patents in China, three patents in the United States; and
●	109 software copyrights in China, relating to all of our online communities and other products.

As of December 31, 2023, we had 17 pending trademark applications in China. As of December 31, 2023, we have submitted 1,045 pending patent applications independently or jointly with third parties in China. Substantially all of our intellectual property is owned by Wuhan Douyu, and certain trademarks, copyrights and domain names are owned by Wuhan Ouyue for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. Douyu Yule obtained certain patents and copyrights in 2021, 2022 and 2023, respectively.

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

Regulation

Regulations Relating to Foreign Investment

The Foreign Investment Law of the PRC, adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 12, 2019 became effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council. On December 30, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in the PRC, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.

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

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications in China, or the Telecommunications Regulations, as amended on July 29, 2014 and February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment), or the Telecom Catalog, implemented on March 1, 2016 (as amended on June 6, 2019), Internet information services constitute a type of value-added telecommunications service. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the MIIT, or its provincial branches prior to the commencement of such services.

Pursuant to the Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Telecom License Measures, promulgated by the MIIT on March 1, 2009 and last amended on July 3, 2017, any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications service.

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

On April 8, 2024, the MIIT issued the Circular on Implementing the Pilot Programs Work to Expand the Opening-up of the Value-Added Telecommunications Services. The circular states that the MIIT will launch pilot programs to expand the opening-up of value-added telecommunications services and the pilot programs will be initially launched in several regions, including Beijing, Shanghai, Hainan and Shenzhen. In the regions approved to launch pilot programs, foreign ownership restrictions in certain value-added telecommunications business will be removed, including internet data centers services, content delivery networks services, internet access services, online data processing and transaction processing services, information publishing platforms and delivery services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations) and information protection and processing services. Foreign invested enterprises conducting these services in approved pilot regions are required to obtain approval from the MIIT in accordance with applicable law and regulations. The circular also indicates that based on the implementation of the pilot programs, the scope of the pilot regions may be expanded.

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

On July 10, 2023, the CAC published the Interim Measures on the Management of Generative Artificial Intelligence Services. Pursuant to the measures, generative artificial intelligence, or generative AI, is defined as the models and technology to generate text, pictures, sounds, videos, codes and other contents. Generative AI products or services providers shall comply with the requirements of laws and regulations, respect for social morality, public order and good customs. Generative AI service providers shall take effective measures to enhance the accuracy and reliability of the content created by the generative artificial intelligence. The service providers that provide generative AI services with public opinion attribute or social mobilization ability are required to apply for security assessment with the national cybersecurity administration authorities in accordance with relevant laws and regulations, and the formalities for record-filing, change or deregistration of algorithms shall be completed in accordance with the Administrative Provisions for the Recommendation of Internet-based Information Service Algorithms. Generative AI service providers shall conduct training data processing activities such as conducting pre-training and optimization training in accordance with relevant laws and regulations, including, among others, (i) the training shall use data and models from lawful sources; (ii) if intellectual properties are involved, it shall not contain any contents that infringe upon the intellectual property rights of other parties; (iii) if such data contains personal information, the providers shall obtain consent of personal information subjects or comply with relevant laws and regulations; and (iv) take effective measures to improve the quality of training data and enhance the quality, authenticity, objectivity and diversity of training data. In addition, it imposes some requirements for generative AI products providers, including but not limited to (i) specifying and disclosing their applicable users, occasions and purposes of their services, and taking appropriate measures to prevent minors from over-reliance on or addiction to generated contents; (ii) protecting information input by users and users’ usage records; and (iii) establishing mechanisms for receiving and handling users’ complaints.

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

On July 21, 2023, the MIIT promulgated the Notice on the Record-filing of Internet Applications, which requires the filing of internet applications programs (APPs) with the relevant authorities by the operators of such APPs in China. Operator of APPs shall not engage in any internet information service if it fails to complete the filing. The operator of APPs shall indicate the filing number in a prominent position of the APP and link the URL of the filing system for public inquiry and verification. Operators of existing APPs must complete filing procedures through an Internet service provider (ISP) or an APP distribution platform between September 2023 and March 2024. New APPs cannot be put into use unless and until the filing procedures have been completed.

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

In addition, the SAPPRFT issued the Notice Concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs in September 2016, pursuant to which an Internet livestreaming service provider shall: (i) equip personnel to review the content of livestreaming content; (ii) establish the technical methods and work mechanisms in order to replace the unlawful content by using the backup program; and (iii) record the livestreaming program and keep the records for at least 60 days to fulfill the inspection requirements by competent administrative authorities. The CAC promulgated the Regulations for the Administration of Online Livestreaming Services, or Internet Livestreaming Services Provisions, on November 4, 2016, which came into effect on December 1, 2016. According to the Internet Livestreaming Services Provisions, an Internet livestreaming service provider shall: (i) establish a livestreaming content review platform; (ii) conduct authentication registration of Internet livestreaming issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with Internet livestreaming services user to specify both parties’ rights and obligations.

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

In July 2023, the CAC released the Provisions on the Governance of Cyberviolence Information (Draft for Comment). According to the provisions, Internet information service providers shall take responsibility for the governance activities of cyberviolence information, including but not limited to establishing the governance mechanism of cyberviolence information, improving the systems of information release review, strengthening the management of user account information, establishing management rules and platform conventions and performing corresponding management duties in accordance with laws and conventions. If an internet information service provider finds abusive online information, it shall take measures, such as delete and secure, disconnect links and restrict transmission of such information. The service providers are responsible in reviewing online content that are subject to spread cyberviolence, including comments in written form and live streaming and short video content. Internet information service providers shall assist the users to activate the one-click protection function in a timely manner if (i) minors or the elderly are involved in the cyberviolence, (ii) users who expresses in public that they have suffered from cyberviolence, or (iii) it would result in serious consequences should no actions were taken. Internet information service providers are also required to provide users with one-click forensics against online violence information to facilitate evidence collection procedures. If cyberviolence involves minors, internet information service providers shall give priority to dealing with these reports. The period for public comments ended on August 6, 2023, and there is no timetable as to when these provisions will be enacted.

On September 20, 2023, the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security jointly promulgated the Guiding Opinions on Punishing Illegal and Criminal Acts of Cyberviolence in Accordance with the Law, or the Opinion. Pursuant to the Opinion, the government will take measures to punish illegal and criminal activities of cyberviolence. Specifically, where an Internet service provider fails to perform their management obligations of information network security regarding cyberviolence and refuses to make corrections after being ordered by the regulatory department, resulting in the mass spread of illegal information or other serious circumstances, it would be convicted and punished for the crime of refusing to fulfill management obligations of information network security.

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

On December 22, 2023, the NPPA released the Measures for Online Game Management (Draft for Comment), or the Draft Measures for Online Game, for public comments, aiming to regulate the order of the online game industry, protect the lawful rights and interests of users, ensure the physical and mental well-being of minors, and promote the healthy and orderly development of the online game industry. According to the draft measures, any entity that is engaged in online game operations must obtain an Online Culture Business License. Before publishing and operating an online game, the entity must submit an application to the local provincial-level publication authorities, which, if approved, shall be forwarded to the national publication authority for approval. In addition, online games publishers and operators shall implement a content self-review policy, and ensure the legality and quality of published online game content. The Draft Measures for Online Game also set up some other requirements for the publishing and operating of online games, such as restrictions on excessive game usage and high expenditure, rules for indication of information, rules for random draws and the requirement for real-name registration. Furthermore, the Draft Measures for Online Game reiterates the importance of minors protection, which requires online game publishers and operators to (i) strictly control minors’ online game usage hours and duration; (ii) prohibit minors from logging in games that are likely to cause addiction or include content unsuitable for minors; (iii) strictly enforce restrictions on the provision of paid services to minors, reasonably limit the expenditure by minors of different age groups when using their services; (iv) prohibit the provision of the leasing or sale of accounts, in-game currency and virtual item trading services, as well as third-party services such as booster and power-leveling, to minors; (v) prohibit the provision of random draw services to minors; and (vi) prohibit tipping by minors in online game live streaming. The Draft Measures for Online Game further stipulate relevant rules for the issuance and trading of virtual currency and items in online games, online game publishers and operators must not allow the conversion of virtual currency or items obtained by users from online games into legal currency. As of the date of this annual report, the Draft Measures for Online Game has not been adopted.

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

On October 16, 2023, the State Council Promulgated the Regulations on the Protection of Minors Online, which became effective on January 1, 2024. Pursuant to these regulations, Internet service providers shall assume their social responsibilities for protecting minors online and accept oversight from both the government and society. If an Internet product or service contains information that may cause or induce minors to imitate unsafe behavior, violate social ethics, generate extreme emotions, develop bad habits, or otherwise impact the physical and mental well-being of minors, any organization or individual producing, reproducing, releasing, or disseminating such information shall provide a prominent reminder before displaying the information. Internet product and service providers shall establish and improve their anti-addiction systems, must not offer products and services to minors that induce addiction, and shall promptly modify content, functions, or rules that may lead to addiction in minors. Internet service providers, including online gaming, online livestreaming, online audio and video, and online social networking service providers, shall establish minor modes based on the characteristics of usage of their services by minors of different ages and employ measures to reasonably limit the single expenditure amount and single-day expenditure amount for minors of different ages when using their services. Internet product and service providers that have been ordered to close their website or had their relevant business permit or business license revoked, as the penalty for violation of these regulations, are not allowed to reapply for the relevant permit for five years.

The Draft Measures for Online Game also reiterates the importance of minors protection and set up requirements for online game publishers and operators, including but not limited to online game publishers and operators shall employ practical measures to improve the time and expenditure management functions within online games, and provide facilitation for guardians and schools to perform their relevant responsibilities.

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

On February 25, 2023, the SAMR published the Administrative Measures for Internet Advertising, or the Measures on Internet Advertising, which became effective on May 1, 2023 and replace the Interim Measures for the Administration of Internet Advertising released in 2016. The Measures on Internet Advertising require that online advertisements shall be identifiable so that it can be clearly identified by consumers as an advertisement. Users should be able to close pop-up advertisements using one button and provide that the pop-up advertisements shall not contain a countdown timer or require more than one click to close and shall not pop up more than once on the same page. In addition, the Measures on Internet Advertising provide that internet advertising operators and distributors shall establish a system for registering and reviewing advertisers and advertisements and verify and update such system on a regular basis. Platform operators that provide internet information services are required to inspect the content of advertisements displayed and published by using their information services and cooperate with market supervision administration authorities to inspect advertisements and provide information and evidence on alleged illegal advertisements requested by such authorities. The Measures on Internet Advertising also provide that advertising via livestreaming is subject to the new rules. Further, the Measures on Internet Advertising prohibit internet operators from publishing advertisements for certain items on internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors, cosmetics, alcohol or beauty.

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

To comply with the above laws and regulations, we have developed and continuously upgraded the following mechanisms to monitor the content on our platform, such as AI-backed automatic detection process, manual review, self-regulation system by streamers and room managers and report by users, see “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.”

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

To regulate the outbound cross-border transfer of personal data, on February 22, 2023, the CAC promulgated the Measures on the Standard Contract for the Outbound Cross-Border Transfer of Personal Information, which became effective on June 1, 2023. The personal information processors in mainland China shall meet all of the conditions below to provide the personal information abroad by using the Standard Contract: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. Before providing personal information to offshore recipients, personal information processors shall conduct assemenst for the personal information protection impacts. The personal information processor shall file with the provincial cyberspace authority within 10 working days from the effective date of a Standard Contract executed. The processors shall remediate the non-compliance of personal information cross-border activities within six months from the date that the Measures on the Standard Contract for the Outbound Cross-Border Transfer of Personal Information became effective.

On March 22, 2024, the CAC released the Provisions on Promoting and Regulating Cross-border Data Flows, which came into effect on the same day. Such provisions specify the situations in which the declaration for the security assessment, the conclusion of the standard contract, and the personal information protection certification are not required. For example, the following circumstances are not subject to a data export security assessment, entering into a standard contract for the export of personal information, or passing the personal information protection certification: (i) the establishment and performance of a contract with data subjects, such as cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa handling and examination services; (ii) where employee personal information must be provided overseas in conjunction with a collective contract and with the implementation of human resources management; (iii) to protect the life, health, and safety of natural persons in an emergency; and (iv) where a data handler other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not more than 100,000 persons accumulatively as of January 1 of the current year. However, to provide personal information abroad, a data handler shall, in accordance with laws and administrative regulations, perform obligations such as notification, obtaining individual consent and conducting an assessment of the impact of personal information protection. Any data handler providing data abroad shall perform data security protection obligations and take technical and other necessary measures to ensure the security of data to be provided abroad.

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

On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, which releases new foreign exchange management policies and revises some rules under the SAFE Circular 16 and Circular 28. According to the previous notice, qualified small and medium-sized high-tech enterprises, enterprises that specialize in niche sectors, command a high market share and have strong innovative capacity and core technologies and technology-based enterprises may independently borrow foreign debts within the limit of the equivalent of USD5 million or 10 million (depend on its jurisdiction).

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

Regulations Relating to Anti-monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which was promulgated on August 1, 2008 and most recently amended on June 24, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. The PRC Anti-monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018 and January, 2024, such thresholds include (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB4 billion in the preceding fiscal year, and at least two of those operators that had a turnover of more than RMB800 million within China in the preceding fiscal year. The Threshold of Filings for Undertaking Concentrations further requires that, if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the relevant operators to file for clearance, regardless of the threshold standard.There are numerous factors the Anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the Anti-monopoly law enforcement agency may conduct Anti-monopoly review of transactions in respect of which it was notified.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. If a company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Pursuant to the Overseas Listing Trial Measures, enterprises in mainland China are prohibited from overseas offering and listing under any of the following circumstances, if (i) the overseas offering and listing is explicitly prohibited by PRC laws; (ii) the overseas offering and listing may constitute a threat to or endanger national security as determined by PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses (such as corruption, bribery, embezzlement, misappropriation of property or other criminal offenses undermining the order of the socialist market economy) in the past three years; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations and there is still no explicit conclusion; or (v) there is material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.The Overseas Listing Trial Measures also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Trial Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Trial Measures. Based on the foregoing, as an issuer that has been listed overseas before the effective date of the Overseas Listing Trial Measures, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our refinancing activities under the Overseas Listing Trial Measures.

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

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines “foreign investment” as investment activity in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our livestreaming business and other Internet related business do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” The following is a summary of the contractual arrangements by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, and Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue.

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

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Wuhan, China. As of December 31, 2023, we have leased office space with an aggregate area of approximately 21,050.0 square meters, of which approximately 20,759.1 square meters are in Wuhan and approximately 290.9 square meters are in Shanghai. Our physical servers are primarily hosted at Internet data centers owned by major domestic Internet data center providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to adjust space as needed to accommodate our operation focus.

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

Our ability to maintain and expand our user base and enhance our user engagement

We have a large and highly engaged user base, which drives our revenue growth. As of December 31, 2022 and 2023, we had 471.8 million and 493.9 million registered users, respectively. Our average mobile MAUs decreased from 57.4 million in the fourth quarter of 2022 to 51.7 million in the fourth quarter of 2023, primarily due to the reduction in marketing expenses for user acquisition.Our brand awareness and pivotal position in the game-centric livestreaming industry allows us to maintain our core user base and seek for second phase of user growth. Our ability to effectively maintain and expand our user base will affect the growth of our business and our revenue going forward.

Furthermore, we historically focused on the number of active users, which encompasses the number of users who visited our platform through either PC or mobile app at least once in a given period. As a result of the evolving user behaviors observed on game-centric livestreaming platforms with a greater emphasis on mobile devices over PCs, our management is focusing more on mobile apps and mobile users from an operational perspective, and uses the number of active mobile users to track the scale and engagement of our users. Due to the evolving user behaviors towards mobile apps and our corresponding shifting focus from an operational standpoint, the PC MAUs decreased from 106.6 million for the fourth quarter of 2021 to 36.7 million for the fourth quarter of 2022. Such figure then increased to 42.8 million for the fourth quarter of 2023, which was mainly attributable to the purchase of broadcasting rights of key eSport official tournaments (such as League of Legends) that attracted some of the PC users back to our platform. The average next month active user retention rate for PC users remained relatively stable. Such ratio increased from 19% in 2021 to 29% in 2022, which was mainly due to the change in our acquisition strategy of PC users, and then decreased to 26.3% in 2023, which was mainly due to our reduced operating activities in maintaining loyal PC users.

Our user base and level of user engagement help us attract top streamers who produce quality content. The curated content and interactive features of our platform help attract and retain users and encourage user participation, which in turn drives up virtual gifting activities and our livestreaming revenue. Our game livestreaming combined with a broad range of other entertainment contents have been effective in attracting user traffic and promoting user spending. In addition, the game-centric user base of our platform enable us to establish broader cooperations with game developers and other participants of the eSports industry.

We seek to continually maintain and further grow our user base, invest in our brand recognition and stimulate active user engagement to strengthen our leadership position in the game-centric livestreaming market. Our ability to maintain and expand our user base, as well as maintain and enhance user engagement, depends on, among other things, our ability to recruit, train, and retain high-quality streamers, continually produce quality content, maintain our pivotal position in the evolving eSports industry in China, and continually improve our users’ entertainment experience through technological innovation.

Our ability to attract and retain popular streamers and to enhance the quality of our content

Popular streamers are critical to maintaining and expanding our user base and enhancing user engagement. The high quality content generated by our top streamers increases the vibrancies of our user community and in turn drives the growth of our revenue across livestreaming, advertisement and game distribution. For the streamers who possess large fan bases, generate significant user traffic, and/or exhibit exceptional revenue-generating capabilities in their streaming genres or sections, we typically enter into exclusive contracts with them. As of December 31, 2023, we had entered into exclusive contracts with over 30,200 streamers, which in aggregate contributed to 80.1% of total viewing hours on our platform in 2023 and 69.1% of the livingstreaming revenue during that year. We will continue to attract, nurture and promote our streamers through our comprehensive streamer development system. Our ability to attract and retain top streamers depends on, among other things, our brand awareness, size and engagement of our user base, the support from our platform, and monetization opportunities.

Our ability to capitalize on the eSports industry

We believe our platform is strategically positioned to benefit from the development of the eSports market in China. Our average mobile eSports MAUs were approximately 28.3 million and 19.3 million in the fourth quarter of 2022 and 2023, respectively. Leveraging our early-mover advantage in eSports in China, we have built a platform that is appealing to eSports streamers, game developers and publishers, professional players and eSports tournament organizers as a result of our broad user reach, high user engagement, strong brand awareness, and attractive monetization opportunities.

We expect to continue to source and promote more eSports content on our platform, explore and selectively obtain broadcasting rights, invest in eSports sponsorships, and organize high-profile eSports events. Our ability to secure coveted eSports content allows us to retain and attract more users, and also allows us to enhance our user engagement, increase our users’ willingness to pay, extend the lifespan of the related eSports games, and strengthen our brand awareness among all participants in the eSports industry, which drives the growth of our business in the long term.

Our ability to strengthen monetization capabilities

We generate revenue from a diverse range of monetization channels including (i) livestreaming and (ii) advertisement and others. Our livestreaming revenue is primarily driven by the number of paying users and ARPPU. Our annual paying user base was 15.5 million in 2022 and 10.1 million in 2023. Our quarterly average paying users were 5.6 million and 3.7 million in the fourth quarter of 2022 and 2023, respectively. Our quarterly ARPPU were RMB293 and RMB278 in the fourth quarter of 2022 and 2023, respectively. We intend to attract and train more popular streamers, provide more quality content, diversify user paying scenarios on our platform, and enhance interaction between streamers and viewers to increase user willingness to pay. We have experienced in the past and may continue to experience some fluctuations in our paying users due to our adjustment of marketing activities as part of our stable operating strategies or a diluted paying user base as compared to total MAUs.

We provide effective and targeted advertising solutions. We will continue to innovate our advertising methods, as well as to improve advertisement efficiency. We will monitor market developments and consider deepening our partnerships with game developers and publishers on game distribution. We also plan to further explore other monetization channels including promotional channels for new games and other game-related services events to provide a holistic suite of services to our users.

We believe our large and engaged user base and our leading position in China’s game-centric livestreaming ecosystem will allow us to continue to enhance our monetization efficiency and diversification.

Our ability to further improve cost efficiency

We have made significant investments in our technology, brand, streamers and team. Our costs consist primarily of revenue sharing fees, content cost, bandwidth costs and other costs. Our expenses primarily consist of sales and marketing expenses, general and administrative expenses and research and development expenses.

Our ability to achieve greater cost efficiency also depends on our ability to efficiently manage and control our costs and expenses. We plan to upgrade our technological capabilities and infrastructure to support the growth of our business. We expect that our strategies of monetization diversification and optimization of our costs and expenses will enable us to improve operational efficiency.

Key Components of Results of Operations

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in millions)
Net revenues	9,165.3	7,108.2	5,530.4	778.9
Cost of revenues	(8,075.4)	(6,118.1)	(4,846.4)	(682.6)
Gross profit	1,089.9	990.1	684.0	96.3
Operating (expenses) income:
Sales and marketing expenses(1)	(952.9)	(639.9)	(351.7)	(49.5)
General and administrative expenses(1)	(376.0)	(288.2)	(237.8)	(33.5)
Research and development expenses(1)	(490.0)	(383.1)	(276.9)	(39.0)
Other operating income, net	80.3	122.2	32.3	4.6
Impairment of goodwill	—	—	(13.9)	(2.0)
Total operating expenses	(1,738.6)	(1,189.0)	(848.0)	(119.4)
Income (loss) from operations	(648.7)	(198.9)	(164.0)	(23.1)
Other expense, net	(33.8)	(80.3)	(52.9)	(7.4)
Interest income	77.4	129.9	285.0	40.1
Foreign exchange gain, net	—	—	0.1	—
Income (loss) before income taxes and share of income (loss) in equity method investments	(605.1)	(149.3)	68.2	9.6
Income tax expense	—	(3.5)	(1.1)	(0.1)
Share of income (loss) in equity method investments	(15.1)	62.4	(31.6)	(4.5)
Net income (loss)	(620.2)	(90.4)	35.5	5.0
Net income (loss) attributable to noncontrolling interest	(38.4)	(15.0)	—	—
Net income (loss) attributable to ordinary shareholders of the Company	(581.8)	(75.4)	35.5	5.0
Net income (loss)	(620.2)	(90.4)	35.5	5.0
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(123.5)	434.6	93.3	13.1
Comprehensive (loss) income	(743.8)	344.2	128.8	18.1

Notes:

(1)	Includes share-based compensation of RMB132.1 million, RMB66.7 million and nil in 2021, 2022 and 2023, respectively.

Revenue

We generate revenue mainly from (i) livestreaming and (ii) advertisement and other revenues.

The following table sets forth sources of our revenue in absolute amounts and as percentages of total net revenue for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
Net revenues	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Livestreaming	8,596.6	93.8	6,797.3	95.6	4,799.0	675.9	86.8
Advertisement	464.9	5.1	190.3	2.7	242.9	34.2	4.4
Other	103.8	1.1	120.6	1.7	488.5	68.8	8.8
Total	9,165.3	100.0	7,108.2	100.0	5,530.4	778.9	100.0

Livestreaming

We primarily generate livestreaming revenues through the sales of virtual gifts. See “Item 4. Information of the Company—4.B. Business Overview—Monetization opportunities—Livestreaming.”

To navigate market dymanics, we have been proactively managing our livestreaming business to accommodate our long-term strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of these efforts, we have been implementing “stable operating strategies”, where 1) we have adjusted certain interactive features and operational activities in our livestreaming business with the goal of discouraging excessive user consumption and irrational user consumption patterns on the platform since the beginning of 2022, and 2) we have been focusing on live-streaming activities with high operating efficiencies. Additionally, we have been shifting our attention towards cultivating paying users who exhibit stronger user stickiness and a willingness to pay. These campaigns have resulted in a reduction in our marketing and promotional activities for new user acquisition. We believe by fostering a healthy ecosystem with sustainable user behavior and focusing on live-streaming activities with high operating efficiencies, we can strengthen the long-term viability and stability of our operations, which in turn will contribute to our healthy growth in the long term.

Advertisement and Others

We generate advertisement revenue primarily through offering various forms of advertising services and promotion campaigns to advertisers, including (i) integrated promotion activities during livestreaming, (ii) advertisement display, and (iii) online and offline events-related advertisements. To a lesser extent, we also generate revenue from revenue sharing arrangements with game developers and publishers through game distribution, voice-based social networking services, as well as from game-related services, which mainly involves sales of game-specific memberships to users. See “Item 4. Information of the Company—4.B. Business Overview—Monetization Opportunities—Advertisement and Others.”

Cost of Revenues

Our cost of revenues consists of (i) revenue sharing fees and content cost, (ii) bandwidth cost, and (iii) other. The table below sets forth a breakdown of the components of cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
Cost of Revenues	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Revenue sharing fees and content cost(1)	7,153.2	88.6	5,245.9	85.7	3,878.4	546.3	80.0
Bandwidth cost	665.2	8.2	569.1	9.3	449.9	63.4	9.3
Other	257.0	3.2	303.1	5.0	518.1	72.9	10.7
Total	8,075.4	100.0	6,118.1	100.0	4,846.4	682.6	100.0

Note:

(1)	Include content right costs which are expensed over the streaming periods.

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

Others. Other costs include costs related to other innovative business such as game-related services, voice-based social networking services, and fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, depreciation of servers, cost, related to data center services, costs related to eSports teams which we invested in and other IT infrastructure expenditures.

Operating Expenses

Our operating expenses consist of (i) sales and marketing expenses; (ii) research and development expenses; (iii) general and administrative expenses; (iv) other operating income; and (v) impairment of goodwill.

The following table sets forth the components of our operating expenses in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
Operating Expenses	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Sales and marketing expenses	952.9	54.8	639.9	53.8	351.7	49.5	41.5
General and administrative expenses	376.0	21.6	288.2	24.2	237.8	33.5	28.0
Research and development expenses	490.0	28.2	383.1	32.2	276.9	39.0	32.7
Other operating income, net	(80.3)	(4.6)	(122.2)	(10.2)	(32.3)	(4.6)	(3.8)
Impairment of goodwill	—	—	—	—	13.9	2.0	1.6
Total	1,738.6	100.0	1,189.0	100.0	848.0	119.4	100.0

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel and (iii) share-based compensation. We expect our sales and marketing expenses to decrease in absolute amount as we continue to reduce our marketing and promotional expenses for new users’ acquisition.

Research and Development Expenses

Research and development expenses primarily consist of (i) salaries and benefits expenses incurred for research and development personnel, (ii) rental, general expenses and depreciation expenses associated with the research and development activities and (iii) share-based compensation.We expect our research and development expenses to remain stable as percentage of our revenue as we continue to upgrade IT technology and infrastructure to offer better user experience.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) professional service fees, and (ii) share-based compensation, and (iii) salaries and welfare for general and administrative personnel and (iv) allowance for credit loss. We expect our general and administrative expenses to remain stable as percentage of our revenue as we continue to explore our innovative business while improving our operating efficiency.

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

Foreign currency translation adjustments

Foreign currency translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income. A cumulative translation adjustment results from the translation of the financial statements of the consolidating entities within the group with functional currency other than the group’s reporting currency in Renminbi. The cumulative translation adjustment for the year ended December 31, 2023 was mainly attributable to the amount of cash and cash equivalents held at the Cayman Islands holding company level and the appreciation in Renminbi against U.S. dollar for the year ended December 31, 2023. We expect that the foreign currency translation adjustments will continue to fluctuate in accordance with the fluctuation between Renminbi and U.S. dollars in future periods.

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue. Our revenue decreased from RMB7,108.2 million in 2022 to RMB5,530.4 million (US$778.9 million) in 2023, mainly attributable to the decrease in our livestreaming revenue, partially offset by the increase in our advertisment and other revenues.

Livestreaming revenue. Our livestreaming revenue decreased by 29.4% from RMB6,797.3 million in 2022 to RMB4,799.0 million (US$675.9 million) in 2023, which was mainly due to the decrease of our paying users from 15.5 million in 2022 to 10.1 million in 2023, as a result of our reduced marketing and promotional activities for acquiring new users, a weak consumption sentiment, and our continued implementation of stable operating strategies.

Advertisement and other revenues. Our advertisement and other revenues increased from RMB310.9 million in 2022 to RMB731.4 million (US$103.0 million) in 2023, primarily due to the increase in other revenues contributed by our innovative business such as game-specific membership services and voice-based social networking services.

Cost of revenues. Our cost of revenues decreased from RMB6,118.1 million in 2022 to RMB4,846.4 million (US$682.6 million) in 2023, which was mainly attributable to the decrease in our revenue sharing fees and content cost.

Revenue sharing fees and content cost. Our revenue sharing fees and content cost decreased by 26.1% from RMB5,245.9 million in 2022 to RMB3,878.4 million (US$546.3 million) in 2023.The decrease was in line with the decrease in livestreaming revenues.

Bandwidth cost. Our bandwidth cost decreased from RMB569.1 million in 2022 to RMB449.9 million (US$63.4 million) in 2023, primarily due to our effective bandwidth-related cost control measures and a year-over-year reduction in peak bandwidth usage.

Gross profit and gross profit margin. As a result of the foregoing, we had gross profit of RMB684.0 million (US$96.3 million) in 2023, as compared to the gross profit of RMB990.1 million in 2022. Our gross margin decreased from 13.9% to 12.4% during the same periods.

Total operating expenses. Our total operating expenses decreased by 28.7% from RMB1,189.0 million in 2022 to RMB848.1 million (US$119.4 million) in 2023.

Sales and marketing expenses. Our sales and marketing expenses decreased by 45.0% from RMB639.9 million in 2022 to RMB351.7 million (US$49.5 million) in 2023. Such decrease was primarily attributable to the decrease in both marketing expenses for user acquisitions and branding expenses, as well as reduced payroll-related expenses.

Research and development expenses. Our research and development expenses decreased by 27.7% from RMB383.1 million in 2022 to RMB276.9 million (US$39.0 million) in 2023. Such decrease was primarily due to the decreased payroll-related expenses for our R&D personnel.

General and administrative expenses. Our general and administrative expenses decreased by 17.5% from RMB288.2 million in 2022 to RMB237.8 million (US$33.5 million) in 2023, mainly due to decreases in share-based compensation expenses and payroll-related expenses.

Other operating income, net. Our other operating income, net decreased by 73.6% from RMB122.2 million in 2022 to RMB32.3 million (US$4.6 million) in 2023. Such decrease was mainly attributable to the decreased government subsidies.

Interest income. Interest income consists of interests earned on bank deposits. We recorded RMB129.9 million in 2022 and RMB285.0 million (US$40.1 million) in 2023, respectively. The increase in interest income was mainly due to the increase in the interest rate.

Income (loss) before income tax expenses and share of income (loss) in equity method investments. As a result of the foregoing, we realized a loss before income tax expenses of RMB68.2 million (US$9.6 million) in 2023, compared with a loss before income tax expenses of RMB149.3 million in 2022.

Income tax expense. We recorded income tax expenses of RMB3.5 million and RMB1.1 million (US$0.2 million) in 2022 and 2023, respectively. Such decrease was primarily due to the decreased net income generated from our domestic companies in PRC.

Net income (loss). We realized a net income of RMB35.5 million (US$5.0 million) in 2023, compared with a net loss of RMB90.4 million in 2022.

Adjusted net income (loss). We realized an adjusted net income of RMB154.0 million (US$21.8 million) in 2023, compared with an adjusted net loss of RMB7.6 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue. Our revenue decreased from RMB9,165.3 million in 2021 to RMB7,108.2 million in 2022, mainly attributable to the decrease in our livestreaming revenue as well as advertisment revenue, partially offset by the increase in our other revenues.

Livestreaming revenue. Our livestreaming revenue decreased by 20.9% from RMB8,596.6 million in 2021 to RMB6,797.3 million in 2022, which was mainly due to the decrease of our paying users from 17.5 million in 2021 to 15.5 million in 2022, as a result of our reduced marketing activities and promotional activities for acquiring new users and our implementation of stable operating strategies throughout the year. Instead of solely focusing on the expansion of user base and revenue scale, we have been shifting our development strategy towards enhancing the content-driven ecosystem where users are attracted and retained by the high-quality content and operations on our platform. This allows us to prioritize the retention and engagement of our existing user base rather than deploying more funds in user acquisition. On the monetization side, we reduced promotional activities for new users and focusing on cultivating paying users who exhibit stronger user stickiness and a willingness to pay. We expect these strategic adjustments will enable us to expand our net profit margin while optimizing the entire game-centric community ecosystem on our platform in the long-term. As a result, our marketing and promotional activities for new users’ acquisition was reduced in 2022, and we expect such marketing activities to continue to be reduce in the near-term future, which in turn will have a material impact to our revenue. As part of our continued efforts in optimizing our ecosystem and improving our operating efficiency, we have also been implementing “stable operating strategies”, where 1) since the beginning of 2022, we have adjusted certain interactive features and operational activities in our livestreaming business with the goal of discouraging excessive user consumption and irrational user consumption patterns that may impair our healthy ecosystem, and 2) we started to focus on livestreaming activities with high operating efficiencies. Both initiatives resulted in a decline in our revenue in 2022, and we expect such initiatives to continue to have material impacts to our revenue in the near-term future.

Advertisement and other revenues. Our advertisement and other revenues decreased from RMB568.7 million in 2021 to RMB 310.9 million in 2022, primarily due to the soft demand for advertisements in the weak macro economy. The decrease was partially offset by the increase in other revenues contributed by game-specific membership services.

Cost of revenues. Our cost of revenues decreased from RMB8,075.4 million in 2021 to RMB6,118.1 million in 2022, which was mainly attributable to the decrease in our revenue sharing fees and content cost.

Revenue sharing fees and content cost. Our revenue sharing fees and content cost decreased by 26.7% from RMB7,153.2 million in 2021 to RMB5,245.9 million in 2022.The decrease was primarily due to the decreased revenue sharing fees in line with the decrease in live streaming revenues, as well as a significant decrease in copyright costs which was attributed to a selective procurement strategy in year 2022.

Bandwidth cost. Our bandwidth cost decreased from RMB665.3 million in 2021 to RMB569.1 million in 2022, primarily due to year-over-year reduction in peak bandwidth usage in the absence of certain purchased eSport tournament copyrights.

Gross profit and gross profit margin. As a result of the foregoing, we had gross profit of RMB990.1 million in 2022, as compared to the gross profit of RMB1,089.9 million in 2021. Our gross margin increased from 11.9% to 13.9% during the same periods.

Total operating expenses. Our total operating expenses decreased by 31.6% from RMB1,738.6 million in 2021 to RMB1,189.0 million in 2022.

Sales and marketing expenses. Our sales and marketing expenses decreased by 32.9% from RMB952.9 million in 2021 to RMB639.9 million in 2022. Such decrease was primarily attributable to the decrease in both marketing expenses for user acquisitions and branding expenses.

Research and development expenses. Our research and development expenses decreased by 21.8% from RMB490.0 million in 2021 to RMB383.1 million in 2022. Such decrease was primarily due to the decreased payroll-related expenses for our R&D personnel.

General and administrative expenses. Our general and administrative expenses decreased by 23.4% from RMB376.0 million in 2021 to RMB288.2 million in 2022, mainly due to decreases in share-based compensation expenses and professional service fees.

Other operating income, net. Our other operating income, net increased by 52.2% from RMB80.3 million in 2021 to RMB122.2 million in 2022. Such increase was mainly attributable to the settlement gain from insurance claim for class action, partially offset by the decreased government subsidies.

Interest income. Interest income consists of interests earned on bank deposits. We recorded RMB77.4 million in 2021 and RMB129.9 million in 2022, respectively. The increase in interest income was mainly due to the increase in the interest rate.

Income (loss) before income tax expenses and share of income (loss) in equity method investments. As a result of the foregoing, we realized a loss before income tax expenses of RMB149.3 million in 2022, compared with a loss before income tax expenses of RMB605.1 million in 2021.

Income tax expense. We recorded income tax expenses of nil and RMB3.5 million in 2021 and 2022, respectively. Such increase was primarily due to the net income generated from our domestic companies in PRC.

Net loss. We realized a net loss of RMB90.4 million in 2022, compared with a net loss of RMB620.2 million in 2021.

Adjusted net loss. We realized an adjusted net loss of RMB7.6 million in 2022, compared with an adjusted net loss of RMB439.3 million in 2021.

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

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to understand and evaluate our core operating performance: adjusted operating income (loss), which is calculated as operating income (loss) adjusted for share-based compensation expenses and impairment of goodwill and intangible assets; adjusted net income (loss), which is calculated as net loss adjusted for shared-based compensation expenses, share of loss (income) in equity method investments, gain on disposal of investment, impairment loss of investments and impairment of goodwill and intangible assets; adjusted net income (loss) attributable to DouYu, which is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of loss (income) in equity method investments gain on disposal of investment, impairment loss of investments and impairment of goodwill and intangible assets; and adjusted basic and diluted net income per ordinary shares, which is the non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

The table below sets forth a reconciliation from the GAAP measures to the non-GAAP measures for the years indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in millions, excepts for shares, ADSs, per share and per ADS data)
Operating loss	(648.7)	(198.9)	(164.0)	(23.1)
Add:
Share-based compensation expenses	132.1	66.7	—	—
Impairment of goodwill and intangible assets	—	—	34.0	4.8
Adjusted operating (loss) income	(516.6)	(132.2)	(130.0)	(18.3)
Net (loss) income	(620.2)	(90.4)	35.5	5.0
Add:
Share-based compensation expenses	132.1	66.7	—	—
Share of loss (income) in equity method investments	15.1	(62.4)	31.6	4.5
Gain on disposal of investment	—	—	(5.1)	(0.7)
Impairment losses of investments	33.7	78.5	58.0	8.2
Impairment of goodwill and intangible assets	—	—	34.0	4.8
Adjusted net (loss) income	(439.3)	(7.6)	154.0	21.8
Net (loss) income attributable to DouYu	(581.9)	(75.4)	35.5	5.0
Add:
Share-based compensation expenses	132.1	66.7	—	—
Share of loss (income) in equity method investments	15.1	(62.4)	31.6	4.5
Gain on disposal of investment	—	—	(5.1)	(0.7)
Impairment losses of investments	33.7	78.5	58.0	8.2
Impairment of goodwill and intangible assets	—	—	34.0	4.8
Ajusted net (loss) income attributable to DouYu	(401.0)	7.4	154.0	21.8
Ajusted net (loss) income per ordinary share
Basic	(12.32)	0.23	4.82	0.68
Diluted	(12.32)	0.23	4.82	0.68
Ajusted net (loss) income per ADS
Basic	(12.32)	0.23	4.82	0.68
Diluted	(12.32)	0.23	4.82	0.68
Weighted average number of ordinary shares used in calculating adjusted net (loss) income per ordinary share
Basic	32,544,878	31,971,245	31,977,665	31,977,665
Diluted	32,544,878	31,971,245	31,977,665	31,977,665
Weighted average number of ADS used in calculating adjusted net (loss) income per ADS
Basic	32,544,878	31,971,245	31,977,665	31,977,665
Diluted	32,544,878	31,971,245	31,977,665	31,977,665

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from our operations and contributions from our shareholders. As of December 31, 2023, we had RMB4,440.1 million (US$625.4 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and time deposits placed with banks with maturities of three months or less and money market funds stated at cost plus accrued interest.

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

The following table presents the summary of our consolidated cash flow data for the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in millions)
Net cash used in operating activities	(586.3)	(67.8)	(47.7)	(6.7)
Net cash (used in) provided by investing activities	(19.1)	(608.6)	414.2	58.3
Net cash used in financing activities	(107.2)	(109.0)	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	(112.1)	366.0	94.8	13.4
Net (decrease) increase in cash and cash equivalents	(824.7)	(419.4)	461.3	65.0
Cash, cash equivalents and restricted cash at the beginning of the year	5,291.8	4,467.1	4,047.7	570.1
Cash, cash equivalents and restricted cash at the end of the year	4,467.1	4,047.7	4,509.0	635.1

Operating activities

Net cash used in operating activities was RMB47.7 million (US$6.7 million) in 2023. The difference between our net cash used in operating activities and our net income of RMB35.5 million (US$5.0 million) was due to decrease in account payables of RMB132.4 million (US$18.7 million), decrease in amounts due to related parties of RMB61.2 million (US$8.6 million), decrease in accrued expenses and other current liabilities of RMB56.2 million (US$7.9 million) and increase in other non-current assets of RMB52.1 million (US$7.3 million), partially offset by recognition of impairment losses of investments of RMB58.0 million (US$8.2 million) and amortization of intangible assets of RMB90.8 million (US$12.8 million).

Net cash used in operating activities was RMB67.8 million in 2022. The difference between our net cash from operating activities and our net loss of RMB90.4 million was due to decrease in accounts receivables of RMB87.2 million, increase in impairment losses of investments of RMB78.5 million, amortization of intangible assets of RMB75.7 million, recognition of share-based compensation of RMB66.7 million, decrease in other current assets of RMB39.4 million, increase in deferred revenue of RMB41.5 million and increase in non-cash operating lease expenses of RMB40.6 million, partially offset by decrease in accounts payable of RMB157.1 million, accrued expenses and other current liabilities of RMB155.5 million, and share of income in equity method investments of RMB62.4 million.

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

Investing activities

Net cash provided by investing activities was RMB414.2 million (US$58.3 million) in 2023 primarily due to proceeds from disposal of short-term bank deposits of RMB2,868.6 million (US$404.0 million), partially offset by purchases of short-term bank deposits of RMB1,778.6 million (US$250.5 million).

Net cash used in investing activities was RMB608.6 million in 2022 primarily due to purchases of short-term bank deposits of RMB2,415.3 million and purchases of long-term bank deposits of RMB220.0 million, partially offset by proceeds from disposal of short-term bank deposits of RMB2,104.3 million.

Net cash used in investing activities was RMB19.1 million in 2021 primarily due to purchases of short-term bank deposits of RMB1,736.4 million, purchases of intangible assets of RMB115.6 million, and payments for acquisitions of equity investments of RMB107.1 million, partially offset by mature of short-term investments of RMB1,840.2 million.

Financing activities

Net cash used in financing activities was RMB965.0 (US$135.9) in 2023, consisting of NCI derecognized due to cancellation of one subsidiary of RMB965.0 (US$135.9).

Net cash used in financing activities was RMB109.0 million in 2022, consisting of repurchase of ordinary shares of RMB109.0 million.

Net cash used in financing activities was RMB107.2 million in 2021 which was due to repurchase of ordinary shares of RMB107.2 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.

We made capital expenditures of RMB122.5 million and RMB24.2 million and RMB16.3 million (US$2.3 million) in 2021, 2022 and 2023, respectively. In these years, our capital expenditures were mainly used for purchases of intangible assets such as agency contract rights and computer software, and plant and equipment such as servers and computers. We will continue to make capital expenditures to meet the expected growth of our business.

As of December 31, 2023, we also had operating lease liabilities amounting to RMB21.5 million (US$3.0 million), which were unsecured and unguaranteed.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.

Except as otherwise disclosed in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

As a result, the impairment losses of equity securities without readily determinable fair value recognized in other income (loss), RMB33.7 million, RMB78.5 million and RMB58.0 million (US$8.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The impairment loss of equity method investments recognized in share of loss(income) in equity method investments, nil, nil and RMB29.1 million (US$4.1 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2022 and 2023, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

Our projections of future income and qualified tax-planning strategies are subject to change due to the macroeconomic conditions and our business development. The DTAs can be utilized in the future years to the extent of the taxable profits we make in the future, and the related valuation allowance will be reversed, which can have a material impact on our income taxes and ETR in our financial statements. We recognized valuation allowance of RMB1,092.2 million, RMB1,064.0 million and RMB1,111.6 million (US$156.6 million) as of December 31, 2021, 2022 and 2023, respectively.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaojie Chen	40	Founder, Chief Executive Officer, Director
Chao Cheng	33	Chief Operational Officer
Mingming Su	39	Chief Strategy Officer, Director
Hao Cao	44	Vice President, Director
Simin Ren	28	Vice President, Director
Song Zhou	45	Director
Haiyang Yu	41	Director
Xi Cao	39	Independent Director
Zhaoming Chen	41	Independent Director
Xuehai Wang	49	Independent Director
Zhi Yan	51	Independent Director

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

Hao Cao has served as our vice president since November 2015 and as our director since October 2016. Mr. Cao is in charge of the internal control, corporate finance, and matters related to the financial management of our company. Mr. Cao served as the audit manager of Deloitte from July 2004 to January 2011, the chief financial officer of Firstextile AG from February 2011 to June 2015. Mr. Cao obtained his bachelor of science majoring in geology from China University of Geosciences in June 2001, and his master degree majoring in finance from Fudan University in June 2004. He is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.

Simin Ren has served as our vice president and our director since November 2023. Ms. Ren joined the Company in June 2021 and has served as a vice president of the Company’s PRC entities. Ms. Ren is responsible for the project management office (“PMO”) department in charge of project management and business compliance, streamer management and content ecosystem. Ms. Ren received her bachelor’s degree from the University of Manchester in June 2016, and her master’s degree from the University of Warwick in November 2017.

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

Haiyang Yu has served as our director since May 2018. Mr. Yu has also served as a director of Kanzhun Limited (Nasdaq: BZ, HKEX:2076) since July 2019 and a director of Waterdrop Inc. (NYSE: WDH) from October 2019. Mr. Yu served as the associate at China Growth Capital from April 2007 to February 2010, the senior investment associate at WI Harper Group from March 2010 to August 2011, the vice general manager at Tencent from August 2011 till now. Mr. Yu obtained his bachelor of science degree majoring in civil engineering from Tsinghua University in 2005.

Xi Cao has served as our director since November 2014. Mr. Cao is the founding partner of Monolith Management. He currently holds directorships in several companies that are affiliated with Monolith Management. He has also served as an independent director of Feiyu Technology (HKEx: 01022) since November 2023. Prior to founding Monolith Management, he served as Partner of Sequoia Capital China from August 2013 to May 2021. Prior to joining Sequoia Capital China in August 2013, he served as the product manager of Tencent Technology (Shenzhen) Co., Ltd. from June 2008 to March 2010, the operational director of Kingsoft Software Co. Ltd. from March 2010 to August 2011, and the investment director of Cowin Venture Capital Investments Limited from August 2011 to August 2013. Mr. Cao obtained his bachelor's degree of science from Peking University in June 2008.

Zhaoming Chen has served as our director since July 2019. Mr. Chen served as the chief financial officer of Dada Nexus Limited (Nasdaq: DADA), a leading platform of local on-demand retail and delivery in China, from December 2018 to December 2023. Prior to that, Mr. Chen was the chief financial officer of Baozun Inc. (Nasdaq: BZUN), the leading brand e-commerce service partner in China from December 2012 to November 2018. Mr. Chen also served as the financial controller at LaShou Group Inc., an online social commerce company in China from 2011 to 2012 and an audit manager at Deloitte Touche Tohmatsu Certified Public Accountants LLP from 2004 to 2011. Mr. Chen obtained his bachelor’s degree in economics from Fudan University in 2004. He is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.

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

Zhi Yan has served as our director since July 2019. Mr. Yan has served as the chairman of Zall Holding Co., Ltd. since December 2002, the co-chairman and co-chief executive officer of Zall Smart Commerce Group since March 2016, and the chairman and the director of Hanshang Group since March 2019. From November 2011 to May 2022, Mr. Yan served as the chairman and director of China Infrastructure & Logistics Group Ltd. From March 2016 to March 2023, Mr. Yan served as the director of LightInTheBox Holding Co., Ltd. (NYSE: LITB). Mr. Yan has completed the courses for the EMBA program at Wuhan University in February 2008 and also completed the courses for the EMBA program in Cheung Kong Graduate School of Business in September 2013. Mr. Yan obtained his doctorate degree in Chinese History from Wuhan University in June 2018.

In November 2023, the Board of the Company formed an interim management committee consisting of Mr. Su, Mr. Cao, and Ms. Ren to manage the Company’s operations until further notice.

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB25.7 million (US$3.7 million) in cash to our directors and executive officers, and we paid an aggregate of approximately RMB2 million (US$0.3 million) cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors excepts for mandatory social insurance and commercial medical insurance. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme

We adopted a restricted share unit scheme in April 2018 which was amended and restated in April 2019, or the Amended and Restated 2018 RSU Scheme. The purpose of the Amended and Restated 2018 RSU Scheme is to recognize and reward suitable personnel for their contribution to our Company, to attract suitable personnel, and to provide incentives to them to remain with and further contribute to our Company. Under the Amended and Restated 2018 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 2,106,321 ordinary shares. As of March 31, 2024, a total of 2,075,858 RSUs corresponding to 2,075,858 ordinary shares were granted and not forfeited under the Amended and Restated 2018 RSU Scheme. The RSUs are vested by equal installment for 36 months upon our initial public offering in July 2019. 2,075,858 RSUs corresponding to 2,075,858 ordinary shares have been vested as of March 31, 2024.

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

	Ordinary Shares	Exercise Price		Date of
Name	Underlying RSUs	(US$/Share)	Date of Grant	Expiration
Shaojie Chen	1,430,315	—	April 1, 2018	—
Chao Cheng	*	—	April 1, 2018	—
Mingming Su	*	—	April 1, 2018	—
Hao Cao	*	—	April 1, 2018	—
Simin Ren	—	—	—	—
Song Zhou	—	—	—	—
Haiyang Yu	—	—	—	—
Xi Cao	—	—	—	—
Zhaoming Chen	—	—	—	—
Xuehai Wang	—	—	—	—
Zhi Yan	—	—	—	—

Note:

* Less than 1% of our total outstanding shares.

As of March 31, 2024, other grantees under the Amended and Restated 2018 RSU Scheme as a group held 88,073 RSUs.

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

6.D. Employees

We had 1,336 employees as of December 31, 2023, and substantially all of our employees were based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2023:

	Number of
	Employees	Percentage
Operation and products	308	23.1
Research and development	457	34.2
Sales and marketing	122	9.1
General and administration	449	33.6
Total	1,336	100.0

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

Our employees have formed an employee union, which helps us to maintain a good working relationship with our employees. We have not experienced any material labor disputes.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 31,635,574 ordinary shares issued and outstanding as of March 31, 2024.

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

Ordinary Shares
		Percentage of total	Percentage of aggregate
Directors and Executive Officers†	Number	ordinary shares	voting power***
Shaojie Chen(1)	5,441,949	17.2	17.2
Chao Cheng	*	*	*
Mingming Su	*	*	*
Hao Cao	*	*	*
Simin Ren	—	—	—
Song Zhou	—	—	—
Haiyang Yu	—	—	—
Xi Cao	—	—	—
Zhaoming Chen	—	—	—
Xuehai Wang	—	—	—
Zhi Yan	—	—	—
All Directors and Executive Officers as a Group	5,567,135	17.6	17.6
Principal Shareholders:
Entities affiliated with Tencent(2)	12,070,080	38.2	38.2
Warrior Ace Holding Limited(3)	5,441,949	17.2	17.2

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 31,635,574 being the number of ordinary shares outstanding as of March 31, 2024 (excluding 2,902,653 ordinary shares repurchased in the form of ADSs) and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after the date of this annual report.

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

To our knowledge, as of March 31, 2024, a total of 17,884,629 ordinary shares are held by one record holder in the United States, representing approximately 56.5% of our total outstanding shares. The holder is JPMorgan Chase Bank, N.A., the depositary of our ADS program.

None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.” The company’s major shareholders do not have different voting rights than the other shareholders.

7.B. Related Party Transactions

Transactions with Wuhan Shayu Network Technology Co., Ltd.

In 2023, we had an amount due from Wuhan Shayu Network Technology Co., Ltd. of approximately RMB5.0 million (US$0.7 million).

Transactions with Tencent

In 2021, 2022 and 2023, we provided services to Tencent’s PRC affiliated entities in relation to advertisements, game distribution and promotional activities on our platform for the total amount of approximately RMB42.8million, RMB20.4 million and RMB60.3 million (US$8.5 million) in fees, respectively. As of December 31, 2023, we had an amount of approximately RMB63.9 million (US$9.0 million) due from certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services we provided to them.

In 2021, 2022 and 2023, Tencent provided services to us through its PRC affiliated entities in relation to CDN, P2P streaming technologies, online payment and website technology support and licensed certain copyrights to us for the total amount of approximately RMB868.7 million, RMB398.1 million and RMB561.8 million (US$79.1 million) in fees, respectively. As of December 31, 2023, we had an amount of approximately RMB234.5 million (US$33.0 million) due to certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services and copyrights they provided to us.

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

In 2021, 2022 and 2023, we received livestreaming revenue and other revenue from the equity method investee talent agencies of RMB nil million, nil and RMB2.5 million (US$0.4 million), respectively. In 2021, 2022 and 2023, we paid revenue sharing fees and content costs of RMB357.4 million, RMB181.6 million and RMB105.5 million (US$14.9 million), respectively, to the equity method investee talent agencies. For details, please refer to Note 17 to the consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 included elsewhere in this annual report.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2024)

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

Litigation

We have been and may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including matters relating to contractual disputes, intellectual property infringement and unfair competition. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects,” “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us,” “Item 3. Key Information— Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—Implementation of the labor laws and regulations in China may adversely affect our business and results of operations,” and “Item 3. Key Information—Item 3.D. Risk Factors—We are subject to risks relating to litigation, which could adversely affect our business, prospects, results of operations and financial condition.”

In March and April 2020, we and certain of our current and former officers and directors were also named as defendants in several putative securities class actions filed in state and federal courts alleging that we made material misstatements and omissions in our IPO registration statement in violation of the Securities Act. The actions have been transferred and consolidated into the two pending actions: In re Douyu Int’l Holdings Ltd. Secs. Litig., Index No. 651703/2020 (Sup. Ct. N.Y. Cty.) (the “Consolidated State Court Action”), and In re Douyu Int’l Holdings Ltd. Secs. Litig., 20-cv-7234 (S.D.N.Y.) (the “Consolidated Federal Court Action”). On January 1, 2022, we reached an agreement in principle to settle both the Consolidated State Court Action and the Consolidated Federal Court Action (the “Class Action Settlement”). On December 1, 2022, the Class Action Settlement received final approval. No objections to the Class Action Settlement were made and no investors opted out from the class.

In June 2023, we and certain of our officers were named as defendants in a putative securities class action filed in federal court in the District of New Jersey, captioned Fernandez v. Douuu Int’l Holdings Ltd., 23-cv-03161 (D.N.J.) (the “Fernandez Action”). On August 24, 2023, the court appointed lead plaintiffs in the Fernandez Action, who filed an amended complaint on November 16, 2023. The amended complaint alleges certain of our public disclosures were materially misleading in violation of the Exchange Act. On March 4, 2024, we filed a motion to dismiss the Fernandez Action in its entirety. In lieu of opposing DouYu’s motion to dismiss, lead plaintiffs filed a second amended complaint on April 4, 2024. DouYu’s deadline to answer or otherwise respond, including by way of a new motion to dismiss the second amended complaint, is due on May 3, 2024.

Dividend Policy

We have not previously declared or paid cash dividends on our ordinary shares or the ADSs representing our ordinary shares.

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

ITEM 9.THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market since July 17, 2019 under the symbol “DOYU,” and every 10 ADSs represented one ordinary share, par value US$0.0001 per share. Effective from March 28, 2024, we changed the ratio of our ADSs to the ordinary shares from ten (10) ADSs representing one (1) ordinary share to one (1) ADS representing one (1) ordinary share.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Our ADSs have been listed on the Nasdaq Global Select Market since July 17, 2019. Our ADSs are traded under the symbol “DOYU.”

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

Variation of Rights of Shares

If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by the holders of two-thirds of the votes cast at such a meeting. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied or abrogated by, inter alia, by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any share of any class by the Company.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a generally passive asset for these purposes. Goodwill and other intangible assets generally are characterized as a non-passive or passive assets based on the nature of the income produced in the activity to which the goodwill or intangible assets are attributable.

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case our PFIC status for any taxable year depends largely on the value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets for any taxable year may be determined by reference to the average of our market capitalization for that year. Because generally our market capitalization has declined substantially, if the value of our goodwill and other intangible assets is determined by reference to the average of our quarterly market capitalization then we were likely a PFIC for our 2023 taxable year and certain prior taxable years. Due to our declined market capitalization, there is a significant risk that we will also be a PFIC for 2024 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as non-passive assets is not entirely clear. We have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Moreover, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2024 or any future taxable year.

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

Dividends will be treated as foreign-source income and will constitute passive category income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The Internal Revenue Service released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any PRC income taxes in their particular circumstances.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADS or ordinary shares if the U.S. Holder is not entitled to, or does not elect to apply, the benefits of the Treaty. As discussed above under “ —Taxation of Distributions,” the Internal Revenue Service released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming a foreign tax credit. If a U.S. Holder is so precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

As of December 31, 2023, we had U.S. dollar-denominated cash and cash equivalents of US$583.0 million. A 10% depreciation of the U.S. dollar against the Renminbi based on the foreign exchange rate on December 29, 2023 would result in a decrease of RMB412.9 million in cash and cash equivalents. A 10% appreciation of the U.S. dollar against the Renminbi based on the foreign exchange rate on December 29, 2023 would result in an increase of RMB412.9 million in cash and cash equivalents.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5% and 1.8% and a decrease of 0.3%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, a fee of up to $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;
●	an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to in the deposit agreement which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at at the request of persons depositing, or ADR holders delivering shares, ADRs or deposited securities (which are payable by such persons or ADR holders);
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

The depositary anticipates reimbursing us for certain expenses incurred by us that are related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time.

Payments by Depositary

In 2023, excluding withholding tax, we received cash payment of US$773.9 thousand from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2023, we used US$219.5 million of the net proceeds received from our initial public offering primarily for overseas expansion. Subject to market conditions and management discretion, we still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Strategy Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the members of our interim management committee, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-4 of this annual report.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of internal control over financial reporting as of December 31, 2023 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2023.

ITEM  16.[RESERVED]

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

	Year Ended December 31,
Services	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	8,284	8,622	10,465
Audit-Related Fees(2)	997	—	—
Tax Fees(3)	45	—	—
Total	9,326	8,622	10,465
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

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

ITEM  16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 20, 2019, our board of directors authorized a share repurchase program under which the Company may repurchase up to US$100.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on December 20, 2019 (the “2019 Share Repurchase Program”). The 2019 Share Repurchase Program was concluded in February 2020.

On August 30, 2021, our board of directors authorized a share repurchase program under which the Company may repurchase up to US$100.0 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on August 30, 2021 (the “2021 Share Repurchase Program”). From March 31, 2023 to March 31, 2023, we did not repurchase any ADSs under the 2021 Share Repurchase Program.

On December 29, 2023, our board of directors authorized another share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on January 1, 2024 (the “2024 Share Repurchase Program”). As of March 31, 2024, a total of approximately 3.42 million ADSs(1) have been purchased under the 2024 Share Repurchase Program. The table below is a summary of the shares purchased under this program from January 1, 2024 to March 31, 2024. All shares were purchased in the open market pursuant to the 2024 Share Repurchase Program.

			Total Number of ADSs	Approximate Dollar
			Purchased as Part of	Value of ADSs that
	Total Number of ADSs	Average Price	the Publicly	May Yet Be Purchased
	Purchased(1)	Paid Per ADS(1)	Announced Plan(1)	Under the Plan(1)
Period
January 2024	1,418,960	0.8551	1,418,960	1,213,389
February 2024	713,005	0.7555	713,005	538,672
March 2024	1,288,950	0.7256	1,288,950	935,205

Total	3,420,915	0.7860	3,420,915

Note:

(1)Effective from March 28, 2024, we changed the ratio of our ADSs to the ordinary shares from ten (10) ADSs representing one (1) ordinary share to one (1) ADS representing one (1) ordinary share. Solely for the calculation, every 10 ADSs represent one ordinary share. Average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to the broker.

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

In addition, we relied on home country practice exemption with respect to Rule 5620(a) of the Nasdaq Rules, which requires a Nasdaq-listed company to hold an annual meeting of Shareholders no later than one year after the end of the company’s fiscal year-end and we did not hold an annual shareholders meeting in 2023. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM  16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16.K.CYBERSECURITY

Cybersecurity Risk Management Strategy

Cybersecurity risk management is an integral part of our overall risk management program. Currently, we have implemented a comprehensive risk management process to identify, oversee, assess, and manage material risks related to cybersecurity threats. We have also devised corresponding management measures to prevent, oversee, mitigate, and rectify material cybersecurity incidents.

We have established a comprehensive cybersecurity defense system to effectively mitigate both internal and external cybersecurity risks. We employ various methods to manage cybersecurity risks and safeguard information security. These methods include, implementing technical safeguard measures, establishing and adhering to compliance procedures, implementaing vulnerability discovery and reward mechanisms, conducting real-time monitoring of our network, evaluating cybersecurity measures of third-party suppliers, maintaining a robust response mechanism for cybersecurity incidents, providing quarterly cybersecurity training for employees, and participating in cybersecurity drills organized by the local administrative department. In particular, our IT department regularly monitors the performance of our platforms, applications and infrastructure, which enables us to swiftly respond to any potential cybersecurity vulnerabilities and mitigate associated threats.

Cybersecurity Risk Management Structure

Our board of directors has overall oversight responsibility for our risk assessment and management of crises resulting from material risk events. Our audit committee is delegated to oversee our cybersecurity-related management. Supported by our internal audit and internal control departments, the audit committee receives reports concerning cybersecurity from our internal audit and internal control departments at least once a year.

The head of our research and development team is responsible for the daily supervision and management of cybersecurity risks. With over 17 years of experience in network technology, he possesses extensive knowledge and skills in cybersecurity. Departments such as the technical support department are responsible for overseeing the day-to-day operations of cybersecurity risk monitoring within our group. We have engaged qualified third parties for assessment, identification, or management of material risks from cybersecurity threats annually, subject to the requirements in connection with our Level 3 certification for Information System Security Protection since 2017.

Cybersecurity Risk Management Practice

In 2023, we have not experienced any cybersecurity incidents or cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Additionally, we obtained a Level 3 certification for Information System Security Protection in 2017 in accordance with the standards promulagated by the Chinese Ministry of Public Security, a Level 3 certification for Communication Network Security Protection in 2022 in accordance with the standards promulagated by Chinese Ministry of Industry and Information Technology, and successfully completed annual assessments for the relevant security certifications in the subsequent years.

However, despite our abovementioned efforts, as the complexity of cybersecurity threats continues to evolve, there may still persist vulnerabilities in the cybersecurity risk prevention and network information system protection measures. Even with a meticulously crafted and implemented prevention mechanism, we may not be able to completely eliminate all risks from cybersecurity threats, including those risks caused by improper use of artificial intelligence technology by third-parties. Moreover, we may not be able to predict new type of cybersecurity threats amidst rapid technological advancements, which could result in our inability to timely implement effective preventive measures. Consequently, these potential cybersecurity incidents could introduce new risks to our business operations in the future. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry— We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.” on page 55 of this annual report.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of DouYu International Holdings Limited are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.1

Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit (a)(2) to our Post-effective Amendment No.1 to Form F-6 Registration Statement (File No. 333-232579), filed with the SEC on March 15, 2024)

2.2

Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.4

Form of Amendment No.1 to Deposit Agreement (incorporated by reference to Exhibit (a)(2) to our Post-effective Amendment No.1 to Form F-6 Registration Statement (File No. 333-232579), filed with the SEC on March 15, 2024)

2.5

Shareholders Agreement dated May 29, 2018 among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated by reference to Exhibit 4.4 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.6*	Description of Securities

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

4.7†

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

4.13†

English translation of the share pledge agreement entered into on October 9, 2021 by and among Douyu Yule, Wuhan Douyu and Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-38967), filed with the SEC on April 29, 2022)

4.14

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

4.16

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

4.20†

English translation of the exclusive option agreement entered into on October 9, 2021 by and among Douyu Yule, Wuhan Douyu and Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38967), filed with the SEC on April 29, 2022)

4.21

English translation of the exclusive option agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.29 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.22

English translation of exclusive business cooperation agreement dated May 14, 2018 by and between Douyu Yule and Wuhan Douyu (incorporated by reference to Exhibit 10.30 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.23

English translation of the exclusive business operation agreement dated May 29, 2018 by and between Douyu Yule and Wuhan Ouyue (incorporated by reference to Exhibit 10.31 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.24

English translation of amended powers of attorney dated July 25, 2020, issued by Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 30, 2020)

4.25

English translation of powers of attorney dated May 8, 2018 issued by Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.33 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.26

English translation of powers of attorney dated May 14, 2018 issued by Beijing Fengye Equity Investment Centre (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.35 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.27

English translation of powers of attorney dated May 14, 2018 issued by Linzhi Lichuang Information Technology Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.38 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.28

English translation of powers of attorney dated May 14, 2018 issued by Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.39 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.29

English translation of power of attorney dated October 9, 2021 issued by Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-38967), filed with the SEC on April 29, 2022)

4.30

English translation of powers of attorney dated May 29, 2018 issued by Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.42 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.31

English translations of amended consent letter dated July 25, 2020, executed by the spouse of Mr. Shaojie Chen, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 30, 2020)

4.32

English translations of consent letter dated May 8, 2018 executed by the spouse of Mr. Wenming Zhang, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.44 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.33

English translations of consent letter dated May 29, 2018 executed by the spouse of Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.46 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.34†

English translation of License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. and Wuhan Ouyue dated April 25, 2023 (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 25, 2023)

Exhibit Number	Description of Document

8.1	Significant subsidiaries of the registrant (incorporated by reference to Exhibit 8.1 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 25, 2023)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

12.1*	Certification by Principal Executive Officers Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officers Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

97.1*	Compensation Recoupment Policy of the Registrant

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DouYu International Holdings Limited

By:	/s/ Mingming Su
	Name:	Mingming Su
	Title:	Chief Strategy Officer and Director

Date: April 29, 2024

DOUYU INTERNATIONAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of DouYu International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DouYu International Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the financial statements schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Investments – Impairment on Investments - Refer to Notes 2.14 and 7 to the financial statements

Critical Audit Matter Description

The Company holds equity method investments and investments in equity securities without readily determinable fair values amounted to RMB436,197,287 as of December 31, 2023. During the year ended December 31, 2023, impairment losses totaling RMB87,129,280 had been recognized against these investments.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures relating to the impairment on equity method investments and investments in equity securities without readily determinable fair values included the following, among others:

●	We tested the effectiveness of the internal controls which address risks of material misstatement with respect to management’s assessment of whether or not impairment indicators are present, and if so, the estimated fair value of these investments and conclusions as to whether or not an impairment should be recognized in the financial statements.
●	We tested management’s evaluation of impairment for these investments accounted equity method investments and equity securities without readily determinable fair value by:
o	evaluating the appropriateness of indicators used by management to determine whether impairment on these investments has occurred, and testing management’s evaluation of whether indicators of impairment existed by considering both quantitative and qualitative factors.
o	with the assistance of the valuation specialists, for selected samples of potentially impaired investments, verifying whether the valuation methodology used is an acceptable method to value such investments and whether the assumptions and projections used by management are reasonable and supportable.
o	examining the mathematical accuracy of the valuations and the amount of impairment should be recognized.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 29, 2024

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of DouYu International Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DouYu International Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 29, 2024, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding to the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 29, 2024

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2023
			US$
	RMB	RMB	(Note 2.6)
ASSETS
Current assets:
Cash and cash equivalents	4,041,602,800	4,440,131,180	625,379,397
Restricted cash	6,056,699	—	—
Short-term bank deposits	2,511,150,000	1,716,540,000	241,769,602
Accounts receivable, net of allowance for credit loss of RMB8,875,133 and RMB20,164,070 as of December 31, 2022 and December 31, 2023, respectively	109,180,373	73,453,237	10,345,672
Prepayments	26,064,222	38,181,317	5,377,725
Amounts due from related parties	46,125,644	68,993,780	9,717,571
Other current assets	337,003,841	348,127,243	49,032,697
Total current assets	7,077,183,579	6,685,426,757	941,622,664
Property and equipment, net	16,987,890	13,807,906	1,944,803
Intangible assets, net	106,723,435	120,694,138	16,999,414
Long-term bank deposits	250,000,000	630,000,000	88,733,644
Investments	531,911,325	436,197,287	61,437,103
Goodwill	13,804,064	—	—
Right-of-use assets	49,910,725	22,792,474	3,210,253
Other non-current assets	98,845,391	163,184,267	22,984,024
TOTAL ASSETS	8,145,366,409	8,072,102,829	1,136,931,905
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities: (include amounts of the consolidated VIEs without recourse to DouYu International Holdings Limited. See Note 2.2)
Accounts payable	666,984,788	534,427,672	75,272,565
Advances from customers	6,458,807	12,910,965	1,818,471
Deferred revenue	288,152,276	315,969,307	44,503,346
Accrued expenses and other current liabilities	302,801,557	246,601,339	34,733,072
Amounts due to related parties	266,787,562	251,392,026	35,407,826
Lease liabilities due within one year	27,479,158	14,767,840	2,080,007
Total current liabilities	1,558,664,148	1,376,069,149	193,815,287
Lease liabilities	19,571,579	6,700,694	943,773
Deferred revenue	6,570,535	—	—
TOTAL LIABILITIES	1,584,806,262	1,382,769,843	194,759,060
Commitments and contingencies (Note 19)
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 500,000,000 shares authorized, 34,538,226 shares issued and 31,977,665 shares outstanding as of December 31, 2022 and 2023)	23,336	23,336	3,287
Treasury shares (2,560,561 ordinary shares as of December 31, 2022 and 2023)	(911,217,013)	(911,217,013)	(128,342,232)
Additional paid-in capital	10,670,286,906	10,670,286,906	1,502,878,478
Accumulated deficit	(3,520,524,817)	(3,485,007,183)	(490,852,996)
Accumulated other comprehensive income	321,990,770	415,246,940	58,486,308
Total DouYu International Holdings Limited Shareholders’ equity	6,560,559,182	6,689,332,986	942,172,845
Noncontrolling interest	965	—	—
Total Shareholders’ equity	6,560,560,147	6,689,332,986	942,172,845
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,145,366,409	8,072,102,829	1,136,931,905

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years ended December 31,
	2021	2022	2023
				US$
	RMB	RMB	RMB	(Note 2.6)
Net revenues (include related party revenues of RMB29,900,069, RMB20,394,478 and RMB 62,849,416 for the years ended December 31, 2021, 2022 and 2023, respectively)	9,165,330,760	7,108,238,352	5,530,404,557	778,941,190
Cost of revenues	(8,075,420,524)	(6,118,128,300)	(4,846,371,264)	(682,597,116)
Gross profit	1,089,910,236	990,110,052	684,033,293	96,344,074
Operating (expense) income:
Sales and marketing expenses	(952,902,024)	(639,870,865)	(351,726,623)	(49,539,659)
General and administrative expenses	(375,975,505)	(288,241,624)	(237,755,845)	(33,487,210)
Research and development expenses	(490,018,940)	(383,091,118)	(276,935,538)	(39,005,555)
Other operating income, net	80,325,008	122,213,830	32,314,541	4,551,408
Impairment of goodwill	—	—	(13,966,789)	(1,967,181)
Total operating expenses	(1,738,571,461)	(1,188,989,777)	(848,070,254)	(119,448,197)
Loss from operations	(648,661,225)	(198,879,725)	(164,036,961)	(23,104,123)
Other expenses, net	(33,852,394)	(80,301,141)	(52,873,716)	(7,447,107)
Interest income	77,392,560	129,857,831	284,982,128	40,138,893
Foreign exchange gain, net	—	—	125,893	17,732
(Loss) income before income taxes and share of (loss) income in equity method investments	(605,121,059)	(149,323,035)	68,197,344	9,605,395
Income tax expense	—	(3,487,038)	(1,068,958)	(150,560)
Share of (loss) income in equity method investments	(15,127,838)	62,395,476	(31,610,752)	(4,452,281)
Net (loss) income	(620,248,897)	(90,414,597)	35,517,634	5,002,554
Net loss (income) attributable to noncontrolling interest	38,365,751	14,992,189	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(581,883,146)	(75,422,408)	35,517,634	5,002,554
Net (loss) income per ordinary share attributable to ordinary shareholders
Basic	(17.88)	(2.36)	1.11	0.16
Diluted	(17.88)	(2.36)	1.11	0.16
Net (loss) income per ADS*
Basic	(17.88)	(2.36)	1.11	0.16
Diluted	(17.88)	(2.36)	1.11	0.16
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	32,544,878	31,971,245	31,977,665	31,977,665
Diluted	32,544,878	31,971,245	31,977,665	31,977,665
Weighted average number of ADS used in calculating net (loss) income per ADS
Basic	32,544,878	31,971,245	31,977,665	31,977,665
Diluted	32,544,878	31,971,245	31,977,665	31,977,665
Net (loss) income	(620,248,897)	(90,414,597)	35,517,634	5,002,554
Other comprehensive (loss) income , net of tax of nil:
Foreign currency translation adjustments	(123,533,529)	434,612,446	93,256,170	13,134,857
Comprehensive (loss) income	(743,782,426)	344,197,849	128,773,804	18,137,411
Comprehensive loss (income) attributable to noncontrolling interests	38,365,751	14,992,189	—	—
Comprehensive (loss) income attributable to the ordinary shareholders	(705,416,675)	359,190,038	128,773,804	18,137,411

*  One American depository share ("ADS”) represents one ordinary share, giving retroactively effect to the ADS split for all period presented as disclosed in Note 20.

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								Total
							Accumulated	shareholders’
							other	equity		Total
					Additional	Accumulated	comprehensive	attributable to	Noncontrolling	shareholders’
	Ordinary shares		Treasury shares		paid-in capital	deficit	income/(loss)	DouYu	interests	equity
	Number of		Number of
	shares	RMB	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	33,445,346	22,630	(1,177,499)	(695,097,853)	10,486,398,881	(2,863,219,263)	10,911,853	6,939,016,248	38,366,739	6,977,382,987
Repurchase of ordinary shares (Note 11)	—	—	(578,304)	(107,151,908)	—	—	—	(107,151,908)	—	(107,151,908)
Net loss	—	—	—	—	—	(581,883,146)	—	(581,883,146)	(38,365,751)	(620,248,897)
Shared-based compensation	—	—	—	—	132,139,459	—	—	132,139,459	—	132,139,459
Vesting of restricted share units	691,281	413	—	—	(413)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(123,533,529)	(123,533,529)	—	(123,533,529)
Balance at December 31, 2021	34,136,627	23,043	(1,755,803)	(802,249,761)	10,618,537,927	(3,445,102,409)	(112,621,676)	6,258,587,124	988	6,258,588,112
Repurchase of ordinary shares (Note 11)	—	—	(804,758)	(108,967,252)	—	—	—	(108,967,252)	—	(108,967,252)
Additional capital contribution in DouYu Japan (Note 12)	—	—	—	—	(14,992,166)	—	—	(14,992,166)	14,992,166	—
Net loss	—	—	—	—	—	(75,422,408)	—	(75,422,408)	(14,992,189)	(90,414,597)
Shared-based compensation	—	—	—	—	66,741,438	—	—	66,741,438	—	66,741,438
Vesting of restricted share units	401,599	293	—	—	(293)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	434,612,446	434,612,446	—	434,612,446
Balance at December 31, 2022	34,538,226	23,336	(2,560,561)	(911,217,013)	10,670,286,906	(3,520,524,817)	321,990,770	6,560,559,182	965	6,560,560,147
Net income	—	—	—	—	—	35,517,634	—	35,517,634	—	35,517,634
Foreign currency translation adjustments	—	—	—	—	—	—	93,256,170	93,256,170	—	93,256,170
NCI derecognized due to cancellation of one subsidiary	—	—	—	—	—	—	—	—	(965)	(965)
Balance at December 31, 2023	34,538,226	23,336	(2,560,561)	(911,217,013)	10,670,286,906	(3,485,007,183)	415,246,940	6,689,332,986	—	6,689,332,986

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ (Note 2.6)
Cash flows from operating activities:
Net (loss) income	(620,248,897)	(90,414,597)	35,517,634	5,002,554
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation of property and equipment	18,275,703	11,843,695	6,014,868	847,176
Amortization of intangible assets	70,456,937	75,650,610	90,827,064	12,792,724
Operating lease expenses	46,120,215	40,033,943	24,187,908	3,406,796
Loss from the disposal of property and equipment	12,315	1,511,049	2,187,446	308,095
Provision (Reversal) for allowance for credit losses	2,182,083	(4,970,827)	11,809,161	1,663,286
Share of (income) loss in equity method investments	15,127,838	(62,395,476)	31,610,752	4,452,281
Impairment losses on investments	33,653,746	78,462,371	58,005,769	8,169,942
Impairment losses on other assets	—	—	12,755,822	1,796,620
Share-based compensation	132,139,459	66,741,438	—	—
Impairment of goodwill	—	—	13,966,789	1,967,181
Gain from disposal of investment in equity investee	—	—	(5,132,053)	(722,835)
Foreign exchange gain	—	—	(125,893)	(17,732)
Changes in operating assets and liabilities:
Accounts receivable	6,173,518	87,178,982	23,927,442	3,370,110
Prepayments	(28,610,593)	54,652,740	(10,364,572)	(1,459,819)
Other current assets	(139,662,715)	39,362,970	(16,200,082)	(2,281,734)
Other non-current assets	(5,214,782)	(32,173,299)	(52,099,252)	(7,338,026)
Amounts due from related parties	(28,113,868)	1,033,302	(32,868,136)	(4,629,380)
Accounts payable	(161,945,337)	(157,142,986)	(132,440,692)	(18,653,880)
Advances from customers	(3,434,987)	(4,224,318)	9,659,281	1,360,481
Accrued expenses and other current liabilities	74,287,172	(155,526,435)	(56,200,218)	(7,915,635)
Amounts due to related parties	69,982,877	(26,720,244)	(61,150,253)	(8,612,833)
Deferred revenue	(19,612,664)	41,543,702	21,246,496	2,992,506
Lease liabilities	(47,825,789)	(32,280,025)	(22,822,500)	(3,214,482)
Net cash used in operating activities	(586,257,769)	(67,833,405)	(47,687,219)	(6,716,604)
Cash flows from investing activities:
Proceeds on disposal of property and equipment	503,894	360,935	103,155	14,529
Purchases of property and equipment	(6,873,896)	(5,895,746)	(5,156,302)	(726,250)
Purchases of intangible assets	(115,631,314)	(18,270,215)	(11,146,423)	(1,569,941)
Purchases of short-term bank deposits	(1,736,355,000)	(2,415,288,000)	(1,778,550,000)	(250,503,528)
Purchases of long-term bank deposits	(45,000,000)	(220,000,000)	(760,000,000)	(107,043,761)
Proceeds from disposal of short-term bank deposits	1,840,229,000	2,104,283,000	2,868,625,000	404,037,381
Proceeds from disposal of long-term bank deposits	—	—	80,000,000	11,267,764
Proceeds from disposal of investments	151,102,000	4,333,627	10,309,198	1,452,020
Payments for acquisitions of equity investments	(107,103,932)	(48,141,000)	—	—
Loan to related parties	—	(10,000,000)	—	—
Repayment of loan from related parties	—	—	10,000,000	1,408,471
Cash (used in) provided by investing activities	(19,129,248)	(608,617,399)	414,184,628	58,336,685
Cash flows from financing activities
Return of capital to non-controlling interests	—	—	(965)	(136)
Repurchase of ordinary shares	(107,151,908)	(108,967,252)	—	—
Cash used in financing activities	(107,151,908)	(108,967,252)	(965)	(136)
Effect of foreign exchange rate changes on cash and cash equivalents	(112,129,959)	365,968,962	94,834,375	13,357,142
Net (decrease) increase in cash, cash equivalents and restricted cash	(824,668,884)	(419,449,094)	461,330,819	64,977,087
Cash, cash equivalent and restricted cash at the beginning of the year	5,291,777,477	4,467,108,593	4,047,659,499	570,100,917
Cash, cash equivalent and restricted cash at the end of the year	4,467,108,593	4,047,659,499	4,508,990,318	635,078,004
Supplemental disclosure of cash flow information:
Income tax paid	—	2,452,965	436,767	61,517
Supplemental disclosure on non-cash investing and financing activities:
Accrued purchases of property and equipment	442,148	1,966,037	13,826	1,947
Accrued purchases of intangible assets	—	—	45,754,717	6,444,417

The following table provides a reconciliation of cash and cash equivalents, restricted cash and restricted cash included in other non- current assets reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash and cash equivalents	4,456,405,874	4,041,602,800	4,440,131,180
Restricted cash	10,702,719	6,056,699	—
Restricted cash included in other non-current assets	—	—	68,859,138
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,467,108,593	4,047,659,499	4,508,990,318

The restricted cash included in other non-current assets consisted of bank deposits frozen by PRC local authorities, which the Group determined that such restriction on withdrawal will not be released within one year.

The accompanying notes are an integral part of these consolidated financial statements

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

As of December 31, 2023, the Company’s principal subsidiaries, VIEs are as follows:

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

2.2Basis of Consolidation (Continued)

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of inter-VIE group transactions and balances:

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Cash and cash equivalents	415,223,372	296,436,625
Restricted cash	6,056,699	—
Short-term bank deposits	570,000,000	300,000,000
Accounts receivable, net	101,314,132	67,047,505
Prepayments	24,730,939	37,098,798
Amounts due from related parties	45,943,815	68,876,780
Other current assets	233,248,194	187,494,652
Property and equipment, net	4,649,199	6,411,258
Long-term bank deposits	150,000,000	330,000,000
Intangible assets, net	75,374,548	117,532,794
Right-of-use assets	27,723,232	10,343,953
Investments	245,961,838	204,774,779
Other non-current assets	74,153,344	149,706,686
Total Assets	1,974,379,312	1,775,723,830
LIABILITIES
Accounts payable	524,514,621	458,427,202
Advances from customers	6,272,204	12,899,984
Deferred revenue	267,934,706	299,993,895
Accrued expenses and other current liabilities	168,735,310	116,262,804
Amounts due to related parties	257,909,753	249,288,032
Lease liabilities	24,969,407	8,779,089
Total Liabilities	1,250,336,001	1,145,651,006

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenue	8,965,084,213	7,022,078,865	5,459,630,803
Net income (loss)	388,119,110	(9,846,803)	(49,971,489)

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.2Basis of Consolidation(Continued)

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash (used in) provided by activities	(402,927,749)	78,293,695	(180,359,213)
Net cash provided by investing activities	14,039,712	142,920,773	55,516,731
Net cash used in financing activities	—	—	(965)

The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. The inter-company service fees charged by WFOE were RMB1,624,748,798, RMB448,789,468 and RMB354,509,123 for the years ended December 31, 2021, 2022 and 2023, respectively. The amounts due to WFOE were RMB3,346,208,976 and RMB3,311,310,263 as of December 31, 2022 and 2023, respectively. These inter-company transactions and balances were eliminated in the consolidated financial statements.

The VIEs contributed 98%, 99%, and 99% of the Group’s consolidated revenue for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIEs accounted for an aggregate of 24% and 22% of the consolidated total assets and 79% and 83% of the consolidated total liabilities.

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

2.3Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, share-based compensation, realization of deferred tax assets, impairment of prepayment, other current assets and other non-current assets, impairment of investment, impairment of goodwill and intangible assets, and allowance for credit loss.

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

The Group’s short-term financial instruments include cash and cash equivalents, short-term bank deposits, receivables, payables, other current assets, amounts due from related parties, other current liabilities and amounts due to related parties. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of the long-term bank deposits approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market.

Certain assets have been measured at fair value on a nonrecurring basis, using significant unobservable inputs (Level 3). The following table presents the nonrecurring losses recognized for the years ended December 31 due to long-lived asset impairment, and the fair value and asset classification of the related assets as of the impairment date:

As of December 31,2022

Description	Fair Value	Total Losses
	RMB	RMB

Equity investments without readily determinable fair value	10,805,868	78,462,371

As of December 31,2023

Description	Fair Value	Total Losses
	RMB	RMB

Goodwill	—	13,966,789
Equity method investments	143,955,394	29,123,511
Equity investments without readily determinable fair value	—	58,005,769
Total	143,955,394	101,096,069

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.4Fair value measurements (Continued)

Investments were primarily valued using the market approach (i.e. market multiples derived from a set of comparable companies). The fair value of goodwill is determined by using discounted cashflow method associated with the underlying assets, such as current economic condition, management forecasts, etc.

2.5Foreign currency translation

The functional currency of the Company and Douyu Hongkong Limited are in US dollars (“US$”). The functional currency of the Group’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”). The functional currency of DouYu Japan is Japanese Yen (“JPY”).

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the consolidated statements of comprehensive (loss) income.

The Group’s reporting currency is Renminbi (“RMB”). For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of comprehensive (loss) income and the consolidated statements of changes in shareholders’ equity.

2.6Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999 on December 29, 2023 as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 29, 2023, or at any other rate.

2.7Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal and use.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.8Short-term and long-term bank deposits

The Group holds fixed term certificates of deposit with commercial banks in the PRC. Certificate of deposits with maturities between three months to one year are classified as short-term bank deposits and fixed term certificates of deposit with maturities beyond one year are classified as long-term bank deposits.

2.9Accounts receivable, net of allowance for credit loss

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

2.10Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives
Furniture and office equipment	5 years
Motor vehicles	5 years

Gains and losses from disposals of property and equipment are included in other operating income or expense in the consolidated statements of comprehensive (loss) income.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.11Intangible assets, net

Intangible assets are recorded at the cost to acquire these assets less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives. License for Online Transmission of Audio/Video Programs is determined to have an infinite useful life and is not subject to amortization, as such license is renewable every three years and can be renewed indefinitely.

Brand name	10 years
Agency contract rights	Over the shorter of the contract period or expected useful lives
License for Online Transmission of Audio/Video Programs (1)	Infinite life
Platform	5 years
Software	3 - 5 years
Licensed copyrights of content	1 - 3 years
Others	3 - 10 years
(1)

The license permits the Group in the provision of online streaming of video on its platforms. The license is renewable every 3 years and may be renewed indefinitely. The Group has renewed this license in March 2024 which remains valid until March 2027, and intends to renew the license indefinitely.

2.12Goodwill

Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group’s annual testing date is December 31.

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

The Group recognized goodwill of US$1,982,033, which was assigned to Nonolive as a reporting unit.  For the year ended December 31, 2023, as a result of annual testing, the Group has determined a full impairment should be recognized against the goodwill.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.13Impairment of long-lived assets and intangible assets

The Group evaluates its long-lived assets including intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.

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

2.14Long-term investments

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

The Group assesses its equity method investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group recorded impairment loss of RMB nil, RMB nil and RMB29,123,511, respectively, in share of (loss) income in equity method investments, net for the years ended December 31, 2021, 2022 and 2023, respectively.

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

For years ended December 31, 2021, 2022 and 2023, the Group recorded impairment loss of RMB33,653,746, RMB78,462,371 and RMB58,005,769 in other expenses, net, respectively.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.15Revenue recognition

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

The following table disaggregates the Group’s revenue by major type of services for the years ended December 31, 2021, 2022 and 2023:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Live streaming	8,596,599,175	6,797,326,921	4,799,005,778
Advertisement	464,866,153	190,254,794	242,940,596
Other	103,865,432	120,656,637	488,458,183
Total	9,165,330,760	7,108,238,352	5,530,404,557

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

2.15Revenue recognition (Continued)

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

Other revenue

Other revenue mainly consists of revenue generated from voice - based social networking service and  game distribution revenue. Online games developed by third party game developers are displayed through the Group’s platforms to attract users to download and play the games. The Group earns revenues from game developers in accordance with the pre-determined arrangements based on the in-game purchase amounts for the games downloaded or played through the Group’s platforms. The Group considers itself as agent in these arrangements. Game distribution revenue is recognized at a point in time when the purchase in game is made.

Practical expedients and exemptions

The Group’s contracts have an original duration of one year or less. Accordingly, the Group does not disclose the value of unsatisfied performance obligations.

Contract balances

Contract balances include accounts receivable, advances from customers and deferred revenue. Accounts receivable represent cash due from third-party application stores as well as from advertising customers and are recorded when the right to consideration is unconditional. The allowance for credit loss reflects the best estimate of probable losses inherent to the accounts receivable balance. Advances from customers primarily represent cash received from the Group’s advertisement customers. Deferred revenue primarily includes cash received from paying users related to the Group’s live streaming service. Deferred revenue is recognized as revenue when all of the revenue recognition criteria have been met or over the estimated service period. Revenue recognized in 2023 that was included in the deferred revenue balance as of January 1, 2023 was RMB275,011,206, which consists primarily of virtual items consumption. Due to the generally short-term duration of the Group’s contracts, the balances of deferred revenue and advances from customers as of December 31, 2023 will be recognized as revenue within one year.

		Advances
	Accounts	from	Deferred
	receivable	customers	revenue
	RMB	RMB	RMB
Opening Balance as of January 1, 2022	191,388,528	7,476,002	223,104,331
(Decrease) Increase, net	(82,208,155)	(4,224,318)	51,906,875
Ending Balance as of December 31, 2022	109,180,373	3,251,684	275,011,206
(Decrease) Increase, net	(35,727,136)	9,659,281	32,830,098
Ending Balance as of December 31, 2023	73,453,237	12,910,965	307,841,304

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.16Cost of revenues

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

2.17Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits expenses incurred for research and development personnel, (ii) rental, general expenses and depreciation expenses associated with the research and development activities and (iii) share-based compensation. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2021, 2022 and 2023.

2.18Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel and (iii) share-based compensation. The advertising and market promotion expenses amounted to RMB495,504,251, RMB282,007,724 and RMB100,470,369 for the years ended December 31, 2021, 2022 and 2023, respectively.

2.19General and administrative expenses

General and administrative expenses consist primarily of (i) professional service fees, and (ii) share-based compensation, and (iii) salaries and welfare for general and administrative personnel and (iv) allowance for credit loss.

2.20Income taxes

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

2.21Segment information

The Group uses management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the chief executive officer\interim management committee who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

2.22Operating leases as lessee

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

2.23Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded in other operating income, net in the period the cash is received. Government subsidies recognized for the years ended December 31, 2021, 2022 and 2023 were RMB71,162,166, RMB48,352,432 and RMB29,733,380, respectively.

2.24Certain risks and concentrations

Foreign currency risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents denominated in RMB that are subject to such government controls amounted to RMB304,283,432, which accounted for 7% of total cash and cash equivalents as of December 31, 2023.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)

2.24Certain risks and concentrations (Continued)

Concentration of accounts receivable, net

Customer accounting for 10% or more of accounts receivable, net is as follows:

	As of December 31,
	2022		2023
	RMB	%	RMB	%	US$	%
Company A	15,985,098	15%	*	*	*	*
Company B	*	*	8,121,923	11%	1,143,949	11%

*Represents less than 10% of accounts receivable, net for the period.

2.25Recently issued accounting pronouncements

Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023 - 07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. Specifically, the new guidance requires disclosure, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker, and an amount for other segment items by reportable segment, with a description of its composition. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, and provide new segment disclosure requirements for entities with a single reportable segment. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is in process of evaluating the impact and currently does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023 - 09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update require entities to disclose specific categories in the effective tax rate reconciliation and provide additional information for reconciling items where the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income/loss by the applicable statutory income tax rate. In addition, entities are required to disclose the year - to - date amount of income taxes paid (net of refunds received) disaggregated by jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Group is in process of evaluating the impact and currently does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

Notes to the Consolidated Financial Statements (Continued)

3.	Accounts receivable, net

Accounts receivable, net consist of the followings:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable, gross	118,055,506	93,617,307
Less: allowance for credit loss	(8,875,133)	(20,164,070)
Accounts receivable, net	109,180,373	73,453,237

The Group recorded a provision for current expected credit loss. The following table sets out movements of the expected credit loss provision for the years ended December 31, 2021, 2022 and 2023:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance as of January 1	12,573,550	13,845,960	8,875,133
Addition (Reversal)	2,182,083	(4,970,827)	11,809,161
Write offs	(909,673)	—	(520,224)
Balance as of December 31	13,845,960	8,875,133	20,164,070

4.	Other current assets

Other current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Value-added tax recoverable	153,654,128	139,230,233
Interest receivable	113,566,938	127,149,677
Funds receivable from third party payment service providers (1)	42,988,192	28,700,544
Content rights	5,317,278	1,359,781
Deposits for share repurchase program (2)	—	37,538,310
Others	21,477,305	14,148,698
Total	337,003,841	348,127,243
(1)	The Group opened accounts with external online payment service providers to collect funding from users.
(2)	The Group opened an account with one external broker to repurchase its shares.

5.	Property and equipment, net

	As of December 31,
	2022	2023
	RMB	RMB
Gross carrying amount
Computer and transmission equipment	96,802,675	91,370,278
Leasehold improvements	26,155,889	27,052,770
Furniture and office equipment	5,937,405	4,782,438
Motor vehicles	410,200	410,200
Total	129,306,169	123,615,686
Less: accumulated depreciation	(112,318,279)	(109,807,780)
Property and equipment, net	16,987,890	13,807,906

Depreciation expense was RMB18,275,703, RMB11,843,695 and RMB6,014,868 for the years ended December 31, 2021, 2022 and 2023, respectively.

Notes to the Consolidated Financial Statements (Continued)

6.	Intangible assets, net

	As of December 31,
	2022	2023
	RMB	RMB
Gross carrying amount
Agency contract rights (1)	218,974,843	159,701,258
Licensed copyrights of content	55,377,358	67,072,231
Brand name	41,207,663	41,906,429
Software	21,063,281	24,272,306
Platform	10,099,917	10,271,184
License for Online Transmission of Audio/Video Programs	7,988,748	7,988,748
Others	5,760,599	6,039,349
Total of gross carrying amount	360,472,409	317,251,505
Less: accumulated amortization
Agency contract rights	(179,904,671)	(105,730,346)
Licensed copyrights of content	(32,485,850)	(16,451,950)
Brand name	(17,341,557)	(41,906,429)
Software	(11,184,034)	(17,614,761)
Platform	(8,670,779)	(10,271,184)
Others	(4,162,083)	(4,582,697)
Total of accumulated amortization	(253,748,974)	(196,557,367)
Intangible assets, net	106,723,435	120,694,138
(1)	The agency contract rights, which represent prepayment of cooperation costs to top streamers, acquired during the years ended December 31, 2022 and 2023 are RMB15,136,791 and RMB47,358,491, respectively, with weighted average amortization period of 3 years and 4.6 years.

Amortization expenses were RMB70,456,937, RMB75,650,610 and RMB90,827,064 for the years ended December 31, 2021, 2022 and 2023 respectively. The Group expects to record amortization expenses in the future 5 years as below:

Future
amortization
expenses
RMB
2024	76,387,686
2025	12,425,185
2026	8,130,401
2027	7,765,246
2028 and thereafter	7,996,872
Total	112,705,390

The weighted average amortization periods of intangible assets as of December 31, 2022 and 2023 are as below:

As of December 31,
	2022	2023
Brand name	10 years	10 years
Agency contract rights	3.6 years	4.3 years
Platform	5 years	5 years
Software	3.5 years	3.3 years
Others	3.2 years	3.2 years

Notes to the Consolidated Financial Statements (Continued)

7.	Investments

Equity method investments:

	As of December 31,
	2022	2023
	RMB	RMB
Wuhan Shayu Network Technology Co., Ltd. (“Shayu”) (1)	172,002,038	143,955,394
Nanshan Stellar Investment LLP (“Nanshan LLP”) (2)	100,033,487	101,719,858
Others	14,993,454	11,841,985
	287,028,979	257,517,237
(1)	The Group aggregately owned 35.084% equity interest in Shayu with investment cost RMB188,009,650. For the years ended December 31, 2021, 2022 and 2023, the Company recognized the share of (loss) gain in equity method investment of RMB(16,138,901), RMB3,585,612 and RMB(28,046,644), respectively.
(2)	In 2022, the Group acquired limited partnership interest of Nanshan LLP, a private equity fund managed by Nanshan Star Holdings Limited (the “GP”) for a consideration of US$5,000,000 (equivalent to RMB31,741,000). For the years ended December 31, 2022 and 2023, the Company recognized its share of income in equity method investment of US$9,388,560 (equivalent to RMB62,977,379) and loss of US$1,426 (equivalent to RMB10,052), respectively, attributable to income recognized by Nanshan LLP for the change in fair value in Nanshan LLP’s underlying investment.

Notes to the Consolidated Financial Statements (Continued)

7.	Investments (Continued)

Summarized financial information:

Summarized financial information as of and for the years ended December 31, 2021, 2022 and 2023 for the Group’s equity method investments is presented on a group basis as required under Rule 4-08(g) of Regulation S-X as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Balance sheets data:
Current assets	105,824,402	99,825,485	14,060,126
Non-current assets	188,537,698	224,031,710	31,554,206
Current liabilities	121,420,629	116,536,612	16,413,839

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Statements of comprehensive (loss) income data:
Revenue	554,885,622	399,408,328	296,067,284	41,700,205
Investment gain(1)	—	63,148,391	—	—
Gross profit	79,605,248	95,531,209	78,781,451	11,096,135
(Loss) income from operations	(57,912,568)	23,085,819	(27,906,082)	(3,930,489)
Net (loss) income	(45,925,057)	26,146,839	(26,539,772)	(3,738,049)
(1)	Investment gain consisted of the mark-to fair value gain recognized in the financial statements of Nanshan LLP.

Equity securities without readily determinable fair values:

	As of December 31,
	2022	2023
	RMB	RMB
Content producers	167,707,971	109,138,724
Technology and software companies	52,300,880	45,052,097
Others	24,873,495	24,489,229
	244,882,346	178,680,050

For the years ended 2021, 2022 and 2023, RMB33,653,746, RMB78,462,371 and RMB58,005,769 impairment was recorded in other expenses, net. During the year ended December 31, 2023, the Group disposed one investment with the carrying amount of RMB8,000,000 and recognized the corresponding gain on disposal of RMB5,132,053 in the other expenses, net on the consolidated statement of operations.

Notes to the Consolidated Financial Statements (Continued)

8.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accrued payroll and welfare	171,797,452	149,779,684
Accrued marketing cost	52,337,833	34,322,591
Other tax payable	8,346,120	10,795,721
Deposits	8,880,214	10,450,774
Others	61,439,938	41,252,569
Total	302,801,557	246,601,339

9.	Cost of revenues

Cost of revenues consist of the following:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue sharing fees and content costs	7,153,155,717	5,245,923,556	3,878,385,035
Bandwidth costs	665,274,852	569,057,110	449,901,415
Others	256,989,955	303,147,634	518,084,814
Total	8,075,420,524	6,118,128,300	4,846,371,264

10.	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Notes to the Consolidated Financial Statements (Continued)

10.	Income taxes (Continued)

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

Notes to the Consolidated Financial Statements (Continued)

10.	Income taxes (Continued)

China (Continued)

(Loss) income before income taxes consist of:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
PRC	(15,493,030)	(89,768,953)	(92,977,042)
Overseas	(589,628,029)	(59,554,082)	161,174,386
Total	(605,121,059)	(149,323,035)	68,197,344

For years ended December 2021, 2022 and 2023, the Group recorded current income tax expense of nil, RMB3,487,038 and RMB1,068,958 respectively.

The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	Years ended December 31,
	2021	2022	2023
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(4.00)%	(14.71)%	19.77%
Super deduction on research and development expenses	3.96%	—	—
Effect of expired tax loss	(0.40)%	—	—
Effect of tax holiday	47.40%	2.15%	—
Effect of tax rate in different tax jurisdiction	(6.07)%	13.38%	(77.33)%
Change in valuation allowance	(65.89)%	(28.31)%	36.13%
Total	0.00%	(2.49)%	3.57%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
The aggregate dollar effect	286,804,076	3,205,943	—
Per share effect—basic and diluted	8.81	0.10	—

Deferred tax assets are as follows:

	Years ended December 31,
	2022	2023
	RMB	RMB
Deferred tax assets
Tax loss carried forward	862,624,971	809,834,806
Deductible temporary differences	162,018,885	267,362,061
Tax basis difference upon the restructuring in 2016	33,903,815	22,907,887
Allowance for credit loss	5,467,891	11,478,781
Total deferred tax assets	1,064,015,562	1,111,583,535
Less: valuation allowance	(1,064,015,562)	(1,111,583,535)
Net deferred tax assets	—	—

Notes to the Consolidated Financial Statements (Continued)

10.	Income taxes (Continued)

China (Continued)

The movement of deferred tax valuation allowance is as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	706,478,606	1,092,224,566	1,064,015,562
Increase	433,166,584	53,777,072	82,998,721
Decrease	(47,420,624)	(81,986,076)	(35,430,748)
Balance at end of the year	1,092,224,566	1,064,015,562	1,111,583,535

The Group operates through its subsidiaries, the VIEs and the VIEs’ subsidiaries. According to the Article 18 of PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years. As of December 31, 2021, 2022 and 2023, the Group had tax operating loss carry forwards of RMB3,740,244,579, RMB2,695,640,682 and RMB2,434,721,831, respectively, from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income and will expire during the period from 2022 to 2026, 2023 to 2027 and 2024 to 2028, respectively.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2022 and 2023, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

11.	Treasury shares

On August 30, 2021, the Company announced the repurchase program whereby the Company may repurchase up to US$100 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on September 30, 2021. As of December 31, 2021, the Company has repurchased an aggregate of 578,304 ordinary shares for total cash consideration of US$16,737,290 (equivalent of RMB107,151,908) including repurchase commissions, among which 578,304 ordinary shares for total cash consideration of US$16,737,290 (equivalent of RMB107,151,908) (the “2021 Share Repurchase Program”). As of December 31, 2022, the Company completed the 2021 Share Repurchase Program and repurchased the remaining 804,758 of ordinary shares for cash consideration of US$17,158,573 (equivalent of RMB108,967,252). As of December 31, 2022 and 2023, the balance of treasury shares was RMB911,217,013.

On December 28, 2023, the Company announced the repurchase program whereby the Company may repurchase up to US$20 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on January 1, 2024 (the “2023 Share Repurchase Program”).

Notes to the Consolidated Financial Statements (Continued)

12.	Noncontrolling Interest

As of December 31, 2023, the Group’s noncontrolling interest mainly included equity interest in DouYu Japan. The following schedule shows the effects of changes in the ownership interest of the Company in its subsidiaries on equity attributed to DouYu International for the years ended December 31, 2021, 2022 and 2023.

Below are the changes in the Group’s ownership in its subsidiaries on the Group’s equity.

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net (loss) income attributable to DouYu’s ordinary shareholders	(581,883,146)	(75,422,408)	35,517,634
Transfers to noncontrolling interest
Decrease in DouYu’s additional paid-in capital due to additional capital contribution in DouYu Japan (1)	—	(14,992,166)	—
Net transfers to noncontrolling interest	—	(14,992,166)	—
Change from net income attribute to DouYu and transfers to noncontrolling interest	(581,883,146)	(90,414,574)	35,517,634
(1)	During the year ended December 31, 2022, the Group acquired additional newly issued common shares of DouYu Japan with consideration of JPY7,499,997,600 (equivalent to RMB397,078,638). As a result of this transaction, the noncontrolling interest shareholder’s ownership interest decreased from 28.9% to 22.4%. The difference of RMB14,992,166 between the cash consideration paid and the carrying amount of the noncontrolling interest was recorded as an adjustment to the Group’s additional paid-in capital.
13.	Share-based compensation

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

The total intrinsic value of restricted share units vested during the year ended December 31, 2022 was RMB110,259,005.

The Group has recorded compensation expenses of RMB132,139,459, RMB66,741,438 and RMB nil for the years ended December 31, 2021, 2022 and 2023 relating to these restricted share units. As of December 31, 2022, all the restricted share units were vested.

Notes to the Consolidated Financial Statements (Continued)

14.	Net (loss) income per share and net (loss) income attributable to ordinary shareholders

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Basic net (loss) income per share calculation
Numerator:
Net (loss) income attributable to ordinary shareholders for computing basic net income (loss) per share	(581,883,146)	(75,422,408)	35,517,634
Denominator:
Weighted average number of ordinary shares used in computing basic (loss) income per ordinary share	32,544,878	31,971,245	31,977,665
Basic net (loss) income per ordinary share	(17.88)	(2.36)	1.11
Diluted net (loss) income per share calculation
Numerator:
Net (loss) income attributable to ordinary shareholders of DouYu Holdings Limited	(581,883,146)	(75,422,408)	35,517,634
Net (loss) income attributable to ordinary shareholders for computing diluted net (loss) income per ordinary share	(581,883,146)	(75,422,408)	35,517,634
Denominator:
Weighted average number of ordinary shares used in computing basic (loss) income per ordinary share	32,544,878	31,971,245	31,977,665
Weighted average ordinary shares used in computing diluted (loss) income per ordinary share	32,544,878	31,971,245	31,977,665
Diluted net (loss) income per ordinary share	(17.88)	(2.36)	1.11

As of December 31, 2021, 2022 and 2023, diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	As of December 31,
	2021	2022	2023
Nonvested restricted share units	321,378	—	—

Notes to the Consolidated Financial Statements (Continued)

15.	Statutory reserves and restricted net assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2023, total restricted net assets were RMB3,473,379,108.

16.	Segment Information

The Group uses the management approach to determine operation segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance.

The Group’s CODM has been identified as the chief executive officer\ interim management committee who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

97.9%, 98.0% and 98.5% of the Group’s revenue for the years ended December 31, 2021, 2022 and 2023, respectively, were generated from the PRC. As of December 31, 2022 and 2023, 100% and 100% of long-lived assets of the Group were located in the PRC.

17.	Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Parent company of one of our ordinary shareholders
Shayu	An investee of the Group

Notes to the Consolidated Financial Statements (Continued)

17.	Related party transactions (Continued)

For the years ended December 31, 2021, 2022 and 2023, significant related party transactions were as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Advertisement revenue derived from
Tencent Group	17,190,776	14,979,036	56,057,315
Other revenue derived from
Tencent Group	12,709,293	5,415,442	4,249,801
Equity method investees- talent agencies	—	—	2,542,300
Total	12,709,293	5,415,442	6,792,101
Bandwidth fees paid to
Tencent Group	240,737,980	197,568,690	138,960,405
Revenue sharing fees and content cost paid to
Tencent Group	510,285	—	—
Equity method investees- talent agencies	361,296,329	181,637,081	105,489,026
Total	361,806,614	181,637,081	105,489,026
Payment handling fees paid to
Tencent Group	33,693,357	28,153,602	22,256,354
Virtual gifts purchased from
Tencent Group	—	60,444,813	116,032,260
Content rights purchased from
Tencent Group	304,500,878	103,198,542	280,708,045
Other fees paid to
Tencent Group	—	8,734,726	3,878,843

As of December 31, 2021, 2022 and 2023, the amounts due from/to related parties are as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Amounts due from related parties
Tencent Group	37,158,946	35,491,575	63,862,287
Shayu	—	10,153,000	4,989,300
Equity method investees- talent agencies	—	481,069	142,193
Total	37,158,946	46,125,644	68,993,780
Amounts due to related parties
Tencent Group	255,438,628	250,364,366	234,483,995
Equity method investees- talent agencies	38,069,178	16,423,196	16,908,031
Total	293,507,806	266,787,562	251,392,026

Notes to the Consolidated Financial Statements (Continued)

18.	Leases

The Group’s leases consist of operating leases and short-term lease for administrative office spaces in different cities of Asia. As of December 31, 2023, the Group had no long-term leases that were classified as a financing lease.

For the years ended December 31, 2021, 2022 and 2023, the lease expense is as:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease expense	46,120,215	40,554,178	24,508,899
Short-term lease expense	2,256,674	159,623	638,012
Total lease expense	48,376,889	40,713,801	25,146,911

Supplemental consolidated balance sheet information related to leases is as follows:

	As of	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB
Operating lease:
Operating leases right-of-use assets	49,910,725	22,792,474
Current portion of lease liabilities	27,479,158	14,767,840
Non-current portion of lease liabilities	19,571,579	6,700,694
Total operating lease liabilities	47,050,737	21,468,534
Weighted-average remaining lease term (in years) – operating leases	1.91	1.77
Weighted-average discount rate – operating leases	4.59%	4.49%

Supplemental cash flow information related to leases are as follows:

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2022	2023
	RMB	RMB
Cash paid for operating leases	31,734,384	22,841,590
Lease liabilities arising from obtaining right-of-use assets	29,500,598	5,247,887

As of December 31, 2023, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities are as follows:

Years ending	RMB
2024	16,227,289
2025	6,034,549
2026 and thereafter	2,456,764
Total undiscounted cash flows	24,718,602
Less: imputed interest	3,250,068
Total	21,468,534

Lease liabilities due within one year	14,767,840
Lease liabilities due after one year	6,700,694

Notes to the Consolidated Financial Statements (Continued)

19.	Commitments and contingencies

Commitments

In April 2023, the Company entered into a related party transaction with a fellow subsidiary of Tencent to purchase a License Agreement for Broadcasting League of Legends Matches during the period from 2023 to 2025, with a total consideration of RMB450 million, which RMB150 million committed to be settled in 2024.

Litigations

In June 2023, the Company and certain of the Company’s officers were named as defendants in a putative securities class action filed in federal court in the District of New Jersey, captioned Fernandez v. Douyu Int’l Holdings Ltd., 23-cv-03161 (D.N.J.) (the “Fernandez Action”). On August 24, 2023, the court appointed lead plaintiffs in the Fernandez Action, who filed an amended complaint on November 16, 2023. The amended complaint alleges certain of our public disclosures were materially misleading in violation of the Exchange Act. On March 4, 2024, The Company filed a motion to dismiss the Fernandez Action in its entirety.

The Company is in the process to settle the case and it is still in the early stages. The Company does not believe that the currently processing case will have a material adverse effect on the financial statements. As of December 31,2023, there are no accrued contingent liabilities from such case.

20.	Subsequent events

As of March 31, 2024, the Company repurchased 342,091 of ordinary shares under the 2023 Share Repurchase Program for cash consideration of US$2,762,433 (equivalent of RMB19,612,997).

On March 28, 2024, the Company changed the ratio of the ADS to ordinary shares of the Company with a par value of US$0.0001 per ordinary share from ten (10) ADSs representing one (1) ordinary share to one (1) ADS representing one (1) ordinary share. For the ADS holders, the change in the ADS ratio will have the same effect as a one-for-ten reverse ADS split.

ADS and per ADS information is retroactively adjusted for the ADS split for all periods presented.

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED BALANCE SHEETS

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,574,342,723	4,116,400,819	579,782,929
Short-term deposits	1,741,150,000	1,416,540,000	199,515,486
Prepayments	253,238	197,803	27,860
Other current assets	65,929,085	154,904,218	21,817,803
Total current assets	5,381,675,046	5,688,042,840	801,144,078
Investments in subsidiaries and VIEs	1,222,310,375	1,048,858,412	147,728,617
Total assets	6,603,985,421	6,736,901,252	948,872,695
LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	23,376,040	39,095,925	5,506,546
Amounts due to subsidiaries and VIEs	338,595	344,337	48,499
Deferred revenue	13,141,069	8,128,004	1,144,805
Total current liabilities	36,855,704	47,568,266	6,699,850
Non-current liabilities	6,570,535	—	—
Total liabilities	43,426,239	47,568,266	6,699,850
Shareholders’ equity
Ordinary shares	23,336	23,336	3,287
Treasury shares	(911,217,013)	(911,217,013)	(128,342,232)
Additional paid-in capital	10,670,286,906	10,670,286,906	1,502,878,478
Accumulated deficit	(3,520,524,817)	(3,485,007,183)	(490,852,996)
Accumulated other comprehensive income	321,990,770	415,246,940	58,486,308
Total shareholders’ equity	6,560,559,182	6,689,332,986	942,172,845
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,603,985,421	6,736,901,252	948,872,695

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
General and administrative expenses	(83,456,188)	(38,959,768)	(42,927,343)	(6,046,190)
Research and development expenses	(2,454,862)	—	—	—
Equity in loss of subsidiaries and share of loss from VIEs	(505,172,018)	(170,956,497)	(190,965,494)	(26,896,927)
Other operating (expense) income, net	(24,367,660)	42,792,705	19,838,460	2,794,189
Interest income	33,567,582	91,701,152	249,448,848	35,134,135
Foreign exchange gain, net	—	—	123,163	17,347
Net (loss) income	(581,883,146)	(75,422,408)	35,517,634	5,002,554
Other comprehensive (loss) income:
Foreign currency translation adjustment	(123,533,529)	434,612,446	93,256,170	13,134,857
Comprehensive (loss) income	(705,416,675)	359,190,038	128,773,804	18,137,411

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(581,883,146)	(75,422,408)	35,517,634	5,002,554
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in (income) loss of subsidiaries and share of income (loss) from VIEs	505,172,018	170,956,497	190,965,494	26,896,927
Share-based compensation	12,144,578	6,196,546	—	—
Foreign exchange gain or loss	—	—	(123,163)	(17,347)
Changes in operating assets and liabilities:
Prepayments	(10,586,501)	11,223,022	55,435	7,808
Other current assets	9,623,257	(51,285,121)	(88,851,970)	(12,514,537)
Amounts due from subsidiaries and VIEs	38,099,544	—	—	—
Accrued expenses and other current liabilities	38,682,365	(34,425,208)	15,719,885	2,214,099
Others	(13,015,215)	(10,363,176)	(11,583,600)	(1,631,516)
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,763,100)	16,880,152	141,699,715	19,957,988
Proceeds from disposal of short-term investments	1,370,229,000	1,654,283,000	2,098,625,000	295,585,149
Purchases of short-term investments	(956,355,000)	(2,385,288,000)	(1,778,550,000)	(250,503,528)
Investment in subsidiaries	(424,558,504)	(181,739,530)	(16,196,850)	(2,281,279)
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(10,684,504)	(912,744,530)	303,878,150	42,800,342
Repurchase of ordinary shares	(107,151,908)	(108,967,252)	—	—
CASH USED IN FINANCING ACTIVITIES	(107,151,908)	(108,967,252)	—	—
Effect of foreign exchange rate changes	(123,540,779)	372,915,098	96,480,231	13,588,956
NET DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS	(243,140,291)	(631,916,532)	542,058,096	76,347,286
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4,449,399,546	4,206,259,255	3,574,342,723	503,435,643
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4,206,259,255	3,574,342,723	4,116,400,819	579,782,929

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
3.For the years ended December 31, 2021, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.
4.Translations of balances from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.0999, as set forth in H.10 statistical release of the Federal Reserve Board on December 29, 2023. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2023, or at any other rate.