Form 20-F
period 2024-12-31
DouYu International Holdings Ltd
filed 2025-04-29
CIK 1762417

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

30,178,859 ordinary shares issued and outstanding, par value $0.0001 per share as of December 31, 2024.

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

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“active users” refers to users who visited our platform (exclusive of innovative business) through a PC or mobile app including its associated mini programs at least once in a given period. The number of active PC users is measured as the number of independent cookies generated by our website when users visited our platform through a PC in a given period. The number of active mobile users is measured by the number of users who access our platform through mobile apps in a given period. The number of active mobile users may not entirely represent the actual number of individual users who access our platform through our mobile apps as some users may access our platform using more than one mobile devices, multiple users may access our services using the same mobile device and some users may access our platform through multiple channels;
●	“ADSs” refers to the American Depositary Shares, every one ADS represents one ordinary share, par value US$0.0001 per share;
●	“annual paying users” refer to the total paying users (exclusive of innovative business) for a given year after removing double-counting because of multiple payments;
●	“ARPPU” refers to average livestreaming revenue per paying user in a given period;
●	“average mobile MAUs” for a given period of time is calculated by dividing (i) the sum of active mobile users (exclusive of innovative business) for each month of such period by (ii) the number of months in such period;
●	“average next-month active mobile user retention rate” for any period is calculated by dividing (i) the sum of next-month mobile active user retention rate (exclusive of innovative business) for each month of such period by (ii) the total number of months in such period;
●	“average total mobile game MAU” refers to the average total game MAUs during a given period of time calculated by dividing (i) the sum of active mobile users (exclusive of innovative business) who accessed game-themed channels on our platform in each month of such period by (ii) the number of months in such period;
●	“Beijing Fengye” refers to Beijing Fengye Equity Investment Center (Limited Partnership);
●	“Beijing Phoenix” refers to Beijing Phoenix Rich Investment Management Center (Limited Partnership);
●	“CDN” refers to content delivery network;
●	“China” or “PRC” refer to the People’s Republic of China and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong and Macau;
●	“Douyu Yule” refers to Wuhan Douyu Culture Network Technology Co., Ltd.;
●	“Guangzhou Douyu” refers to Guangzhou Douyu Internet Technology Co., Ltd.;
●	“Linzhi Lichuang” refers to Linzhi Lichuang Information Technology Co., Ltd., an entity controlled by Tencent Holdings Limited;
●	“MAUs” refers to the number of active mobile users (exclusive of innovative business unless the context otherwise indicates) in a given month;
●	“Nectarine” refers to Nectarine Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited;
●	“next-month active mobile user retention rate” is calculated by dividing (i) the sum of active users who visited our platform (exclusive of innovative business) through a mobile app at least once in the next month after a given month by (ii) the sum of all mobile active users (exclusive of innovative business) in that given month;
●	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;
●	“P2P” refers to peer-to-peer;

●	“paying user” for any period in the context of our operating data refers to a registered user that has purchased virtual gifts on our platform (exclusive of innovative business) at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform, and consequently, the number of paying users we present in this annual report may not equal to the number of unique individuals who made purchases on our platform for any given period of time;
●	“quarterly average paying users” refers to the average paying users (exclusive of innovative business) for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period by (ii) the number of quarters in such period;
●	“registered streamer” refers to a user that has been registered on our platform as a streamer;
●	“registered user” refers to a user that has registered and logged onto our platform (exclusive of innovative business) at least once since registration. We calculate registered users as the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered users we present in this annual report may not equal to the number of unique individuals who are our registered users;
●	“retention rate” refers to the percentage of users (exclusive of innovative business) who make at least one repeat use after a certain duration;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“RSU” refers to restricted share unit;
●	“Tencent” refers to Tencent Holdings Limited;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“We,” “Us,” “Our company,” “the Group,” “Our,” or “Douyu” refers to DouYu International Holdings Limited, a Cayman Islands exempted company and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, including but not limited to, business locations, employees, intellectual properties, trademarks, product and service offerings, the variable interest entities (“VIEs”) and their subsidiaries. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts;
●	“Wuhan Douyu” refers to Wuhan Douyu Internet Technology Co., Ltd.;
●	“Wuhan Ouyue” refers to Wuhan Ouyue Online TV Co., Ltd.;
●	“Yuxing Tianxia” refers to Wuhan Yuxing Tianxia Culture Media Co., Ltd.;
●	“Yuyin Raoliang” refers to Wuhan Yuyin Raoliang Culture Media Co., Ltd.; and
●	“Zhejiang Ouyue” refers to Zhejiang Ouyue Online TV Co., Ltd., which was subsequently renamed Wuhan Ouyue.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

ITEM 3.KEY INFORMATION

Our Contractual Arrangements and Corporate Structure

We are a Cayman Islands holding company instead of an operating company in China. We conduct our operations in China through our PRC subsidiaries and consolidated variable interest entities (the “VIEs”). Currently we conduct substantially all of our business operations in the PRC through Douyu Yule, our subsidiary incorporated in the PRC, and the VIEs. Douyu Yule controls Wuhan Ouyue and Wuhan Douyu, and other subsidiaries in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Wuhan Ouyue and Wuhan Douyu. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. In 2022, 2023 and 2024, the amount of revenues generated by the VIEs approximately accounted for 99%, 99% and 99%, respectively, of our total net revenues. As of December 31, 2023 and 2024, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled 22% and 23% of our consolidated total assets as of the same dates, respectively. As used in this annual report, “we,” “us,” “our company,” “the Group,” “our,” or “Douyu” refers to DouYu International Holdings Limited and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, the consolidated VIEs. “Douyu Yule” refers to Wuhan Douyu Culture Network Technology Co., Ltd., “Wuhan Ouyue” refers to Wuhan Ouyue Online TV Co., Ltd., and “Wuhan Douyu” refers to Wuhan Douyu Internet Technology Co., Ltd. We refer to Wuhan Yuxing Tianxia Culture Media Co., Ltd., Wuhan Yuyin Raoliang Culture Media Co., Ltd., and Wuhan Yule as the PRC subsidiaries in the context of describing of their activities. We refer to Wuhan Ouyue and Wuhan Douyu as the VIEs in the context of describing their activities and contractual arrangements with us. The VIEs primarily conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which we own equity, and our Company does not conduct operations by itself. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations.

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

DouYu International Holdings Limited (Cayman)
100%
DouYu Network Inc. (BVI)
100%
DouYu Hongkong Limited (Hong Kong)
Outside China
Inside China
Wuhan Douyu Culture Network Technology Co., Ltd. ("Douyu Yule")
100%
100%
Wuhan Yuxing Tianxia Culture Media Co., Ltd. "Yuxing Tianxia"
Wuhan Yuyin Raoliang Culture Media Co., Ltd. "Yuyin Raoliang"
Wuhan Ouyue Online TV Co., Ltd. "Wuhan Ouyue"
Wuhan Douyu Internet Technology Co., Ltd. "Wuhan Douyu"
99.99%
Wuhan Yu Leyou Internet Technology Co., Ltd.
Direct Ownership
Contractual Arrangements

Notes:

(1)	The sole shareholder of Wuhan Ouyue is Mr. Shaojie Chen, our founder, CEO and director.
(2)	The shareholders of Wuhan Douyu and their relationship with our company are as follows: (i) Mr. Chen (50.23%), our founder, CEO and director; (ii) Linzhi Lichuang (18.98%), an affiliate of Nectarine, one of our shareholders; (iii) Beijing Fengye (13.16%), with 99.99% of its interests owned by Wuhan Ouyue; (iv) Beijing Phoenix (8.08%), an affiliate of Phoenix Fuju Limited, one of our shareholders; (v) Mr. Wenming Zhang (3.92%), our co-founder, and (vi) Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership) (5.63%), with 99.99% of its interests owned by Wuhan Ouyue.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Currently, our business in China are operated primarily through Wuhan Douyu and Wuhan Ouyue, the VIEs, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other Internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than certain exceptions. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Telecommunications Services,” “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Transmission of Audio-Visual Programs,” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Game Operation.” We are a company incorporated in the Cayman Islands. Douyu Yule, our PRC subsidiary, is considered as a foreign-invested enterprise. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through the VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we consolidate the operating results of the VIEs in our consolidated financial statements under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements entered into with the VIEs in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

On September 24, 2024, the CAC published the Measures on Network Data Security Management, or the Measures for Network Data Security, which provide that network data processors conduct network data processing activities that affects or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations. In addition, network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and require network data processors to take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, the Measures for Network Data Security allow network data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. The Measures for Network Data Security also establish certain obligations of online platform service providers, including offering users an option to turn off personalized recommendations. However, the Measures for Network Data Security remain unclear on how it will be interpreted and implemented by the relevant PRC governmental authorities.

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

We may be required to and there is no guarantee that we will be able to, if required, complete any filing or obtain any specific regulatory approval from the CSRC, the CAC or any other PRC governmental authorities for our future overseas securities offerings. We may not be able to fulfill the filing obligations or obtain required regulatory approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors— Risks Related to Doing Business in China—The PRC government may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs. In particular, the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

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

Because DouYu International Holdings Limited and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2022, 2023 and 2024, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and investing activities. For more information, see “Item 3. Key Information—Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024, DouYu International Holdings Limited had made cumulative capital contributions of US$250.0 million to our PRC subsidiaries through our intermediate holding company, and those contributions were accounted as long-term investments of DouYu International Holdings Limited. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2023 and 2024, the loan balance owed under the VIE agreements was US$36.8 million and US$41.6 million, respectively. In 2022, 2023 and 2024, the VIEs transferred RMB407.7 million, RMB410.8 million and RMB198.3 million (US$27.2 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees.

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

As of December 31, 2023 and 2024, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries were RMB3,311.3 million and RMB1,691.2 million (US$231.7 million), respectively. There were no other assets transferred between VIEs and non-VIEs in 2022, 2023 and 2024.

Condensed Consolidating Schedule

The following tables set forth the summary condensed consolidated balance sheets data as of December 31, 2023 and 2024 of (i) our Company and our subsidiaries and (ii) the VIEs and VIEs’ subsidiaries, and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2022, 2023 and 2024. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. The historical results of us and the VIEs and VIEs’ subsidiaries are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

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

	For the Year Ended December 31, 2024
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries and
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Third-party revenues	—	35,942	274	4,234,609	—	4,270,825
Inter-company services revenues(1)	—	—	198,032	18,071	(216,103)	—
Net revenues	—	35,942	198,306	4,252,680	(216,103)	4,270,825
Third-party operating income (expense)	(45,902)	(33,658)	(273,604)	(4,491,248)	—	(4,844,412)
Inter-company services cost and expenses(1)	—	—	(1,649,795)	1,433,692	216,103	—
Loss from equity in subsidiaries	(502,191)	(543,144)	—	—	1,045,335	—
Share of income from VIEs	—	—	1,185,207	—	(1,185,207)	—
Total operating cost and expenses	(548,093)	(576,802)	(738,192)	(3,057,556)	76,231	(4,844,412)
(Loss) income from operations	(548,093)	(540,860)	(539,886)	1,195,124	(139,872)	(573,587)
Other expenses, net	—	41,587	(10,000)	(9,689)	—	21,898
Interest income	241,283	25	7,475	14,269	—	263,052
Income tax expenses	—	—	(669)	(14,738)	—	(15,407)
Foreign exchange (loss) gain, net	—	(143)	76	1,302	—	1,235
Share of (loss) income in equity method investments	—	(2,800)	(140)	(1,061)	—	(4,001)
Net (loss) income	(306,810)	(502,191)	(543,144)	1,185,207	(139,872)	(306,810)

Notes:

(1)	The eliminations are related to the service fees charged between WOFE and the VIEs.

	As of December 31, 2023
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries and
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	4,116,401	16,129	11,164	296,437	—	4,440,131
Restricted cash	—	—	—	—	—	—
Short term bank deposits	1,416,540	—	—	300,000	—	1,716,540
Accounts receivable, net	—	6,056	349	67,048	—	73,453
Prepayments	198	63	821	37,099	—	38,181
Other current assets	154,904	3,062	2,666	187,495	—	348,127
Investments in subsidiaries(1)	1,048,858	1,144,133	—	—	(2,192,991)	—
Amounts due from between the VIEs and the WOFE(2)	—	—	3,311,310	6,120	(3,317,430)	—
Amounts due from among our subsidiaries, our Company and the VIEs	—	19	—	261,196	(261,215)	—
Amounts due from related parties	—	—	117	68,877	—	68,994
Property and equipment, net	—	125	7,272	6,411	—	13,808
Intangible assets, net	—	—	3,161	117,533	—	120,694
Long term bank deposits	—	—	300,000	330,000	—	630,000
Investments	—	179,211	52,212	204,774	—	436,197
Goodwill	—	—	—	—	—	—
Right-of-use assets	—	321	12,128	10,344	—	22,793
Other non-current assets	—	1,562	11,917	149,706	—	163,185
Total assets	6,736,901	1,350,681	3,713,117	2,043,040	(5,771,636)	8,072,103
Accounts payable	—	27,795	48,206	458,427	—	534,428
Advances from customers	—	—	11	12,900	—	12,911
Deferred revenue	8,128	7,847	—	299,994	—	315,969
Accrued expenses and other current liabilities	39,096	3,492	87,750	116,263	—	246,601
Amounts due to between the VIEs and the WOFE(2)	—	—	6,120	3,311,310	(3,317,430)	—
Amounts due to among our subsidiaries, our Company and the VIEs	344	260,852	—	19	(261,215)	—
Amounts due to related parties	—	1,518	586	249,288	—	251,392
Deficit in VIEs(3)	—	—	2,413,940	—	(2,413,940)	—
Lease liabilities due within one year	—	161	8,978	5,629	—	14,768
Lease liabilities	—	158	3,393	3,150	—	6,701
Other liabilities	—	—	—	—	—	—
Total liabilities	47,568	301,823	2,568,984	4,456,980	(5,992,585)	1,382,770
Total shareholders’ equity(deficit)	6,689,333	1,048,858	1,144,133	(2,413,940)	220,949	6,689,333
Total liabilities and shareholders’ equity(deficit)	6,736,901	1,350,681	3,713,117	2,043,040	(5,771,636)	8,072,103

	As of December 31, 2024
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries and
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	654,352	5,858	17,443	339,495	—	1,017,148
Restricted cash	—	—	—	83	—	83
Short term bank deposits	2,990,374	—	—	80,000	—	3,070,374
Accounts receivable, net	—	60	290	48,707	—	49,057
Prepayments	70	—	462	26,353	—	26,885
Other current assets	52,846	285	2,388	175,835	—	231,354
Investments in subsidiaries(1)	550,081	600,952	—	—	(1,151,033)	—
Amounts due from between the VIEs and the WOFE(2)	—	—	1,691,182	4,465	(1,695,647)	—
Amounts due from among our subsidiaries, our Company and the VIEs	—	41	—	263,760	(263,801)	—
Amounts due from related parties	—	—	59	74,116	—	74,175
Property and equipment, net	—	7	3,997	3,089	—	7,093
Intangible assets, net	—	—	1,375	59,542	—	60,917
Long term bank deposits	—	—	200,000	160,000	—	360,000
Investments	—	221,066	42,072	193,677	—	456,815
Goodwill	—	—	—	—	—	—
Right-of-use assets	—	—	2,925	12,891	—	15,816
Other non-current assets	—	1,392	12,211	63,013	—	76,616
Total assets	4,247,723	829,661	1,974,404	1,505,026	(3,110,481)	5,446,333
Accounts payable	—	13,911	48,115	436,641	—	498,667
Advances from customers	—	—	31	4,413	—	4,444
Deferred revenue	754	—	—	251,592	—	252,346
Accrued expenses and other current liabilities	36,531	408	88,454	117,124	—	242,517
Amounts due to between the VIEs and the WOFE(2)	—	—	4,465	1,691,182	(1,695,647)	—
Amounts due to among our subsidiaries, our Company and the VIEs	349	263,452	—	—	(263,801)	—
Amounts due to related parties	—	1,809	586	220,194	—	222,589
Deficit in VIEs(3)	—	—	1,228,770	—	(1,228,770)	—
Lease liabilities due within one year	—	—	3,031	8,427	—	11,458
Lease liabilities	—	—	—	4,223	—	4,223
Other liabilities	—	—	—	—	—	—
Total liabilities	37,634	279,580	1,373,452	2,733,796	(3,188,218)	1,236,244
Total shareholders’ equity(deficit)	4,210,089	550,081	600,952	(1,228,770)	77,737	4,210,089
Total liabilities and shareholders’ equity(deficit)	4,247,723	829,661	1,974,404	1,505,026	(3,110,481)	5,446,333

Notes:

(1)	It represents the eliminations of the investments among our Company, Our subsidiraries and WOFE.
(2)	It represents the eliminations of the intercompany balances between WOFE and VIEs.
(3)	Deficit in VIEs represents the amounts of accumulated losses from VIEs that exceeding the investment’s carrying amounts.

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

	For the Year Ended December 31, 2024
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries,
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Proceeds of services fee charges from inter-companies(1)	—	—	198,291	—	(198,291)	—
Payments of services fee charges to inter-companies(1)	—	—	—	(198,291)	198,291	—
Net cash provided by (used in) transactions with third-parties	248,272	(8,561)	(291,794)	(186,769)	—	(238,852)
Net cash provided by (used in) operating activities	248,272	(8,561)	(93,503)	(385,060)	—	(238,852)
Loans to Our subsidiaries(2)	—	—	—	—	—	—
Proceeds of loans from Our subsidiaries(2)	—	—	—	—	—	—
Investments in Our subsidiaries(3)	—	—	—	—	—	—
Other investing activities	(1,552,694)	(729)	98,782	380,148	—	(1,074,493)
Net cash (used in) provided by investing activities	(1,552,694)	(729)	98,782	380,148	—	(1,074,493)
Loans from the VIEs(2)	—	—	—	—	—	—
Repayments of loans to VIEs(2)	—	—	—	—	—	—
Capital contribution from Our Company(3)	—	—	—	—	—	—
Repurchase of ordinary shares	(105,509)	—	—	—	—	(105,509)
Other financing activities	(2,101,465)	—	—	—	—	(2,101,465)
Net cash (used in) provided by financing activities	(2,206,974)	—	—	—	—	(2,206,974)

Notes:

(1)	The eliminations are related to the cash payment on service fees between WOFE and the VIEs.
(2)	The eliminations are related to loans between VIEs and Our subsidiaries.
(3)	The eliminations are related to investments between Our Company and Our subsidiaries.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

In the future, DouYu International Holdings Limited’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to DouYu International Holdings Limited. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

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

Taxation on Dividends or Distributions

As advised by our PRC counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. DouYu International Holdings Limited declared cash dividend of US$9.76 per ordinary share on July 3, 2024 and US$9.94 per ordinary share on January 16, 2025 with the payment dates of August 30, 2024 and February 20, 2025 respectively. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of a position taken by authorities in a foreign jurisdiction. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 4, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Risk Factors—Risks Related to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act , or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

●	Risks associated with the PRC government exerting more control over our future overseas offerings or foreign investments in us and failure to obtain the approval, filling or other requirements of the China Securities Regulatory Commission or other PRC government authorities in connection with our issuance of securities overseas. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs. In particular, the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” on page 20 of this annual report.
●	Risks associated with uncertainties in the interpretation and enforcement of PRC laws and regulations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations, including uncertainties regarding the enforcement of laws, and unexpected changes in policies, laws and regulations in China, could negatively impact our operations and limit the legal protections available to you and us” on page 22 of this annual report.

●	Risks associated with the regulation and censorship of information disseminated over mobile devices and Internet in China. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over mobile devices and Internet in China may adversely affect our business and subject us to liability for content streamed or posted on our platform” on page 23 of this annual report.
●	Risks associated with adverse changes in global or China’s economic, political or social conditions or government policies. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations” on page 24 of this annual report.
●	Risks associated with the absence of law or regulation specifically governing virtual asset property rights. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets” on page 25 of this annual report.
●	Risks associated with the historical inability of the PCAOB to inspect our auditor and uncertainties about the ability of our auditor to fully cooperate with the PCAOB’s inspection. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report” on page 35 of this annual report.
●	Risks associated with the potential inability of the PCAOB to inspect our auditor in the future. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.” on page 35 of this annual report.

Risks Related to Our Business and Industry

●	Risks associated with our ability to retain our existing users, keep them engaged or further grow our user base. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected” on page 37 of this annual report.
●	Risks associated with our ability to attract, cultivate and retain top streamers. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may fail to attract, cultivate and retain top streamers, which may materially and negatively affect our user retention and thus our business and operations” on page 38 of this annual report.
●	Risks associated with our ability to offer attractive content, in particular popular game content, on our platform. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may fail to offer attractive content, in particular popular game content, on our platform” on page 38 of this annual report.
●	Risks associated with our ability to effectively manage our growth and control our periodic spending to maintain such growth. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry— If we fail to operate our business efficiently, our brand, business and results of operations may be materially and adversely affected” on page 40 of this annual report.
●	Risks associated with the net losses we have incurred since inception and the losses we may continue to incur in the future. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We have incurred net losses since inception, and we may continue to incur losses in the future” on page 40 of this annual report.

●	Risks associated with our ability to successfully implement our monetization strategies. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our business may suffer if we fail to successfully implement our monetization strategies” on page 42 of this annual report.
●	Risks associated with our content monitoring system. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We have limited control over third parties who use our platform and our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results” on page 42 of this annual report.
●	Risks associated with our limited operating history with a relatively new business model in a relatively new market. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our limited operating history in a rapidly evolving market makes it difficult to evaluate our business and growth prospects” on page 43 of this annual report.
●	Risks associated with natural disasters, health epidemics and other outbreaks of contagious diseases. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases” on page 44 of this annual report.
●	Risks associated with our information technology and potential cybersecurity incidents. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively” on page 56 of this annual report.

Risks Related to Our Corporate Structure

●	Risks associated with substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Douyu. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” on page 68 of this annual report.
●	Risks associated with failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” on page 69 of this annual report.
●	Risks associated with our reliance on contractual arrangements with the VIEs and their shareholders for our operations in China. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” on page 70 of this annual report.
●	Risks associated with our inability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding” on page 71 of this annual report.

●	Risks associated with scrutiny by the PRC tax authorities that may impose on our contractual arrangements. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment” on page 71 of this annual report.

Risks Related to our American Depositary Shares

●	Risks associated with the volatility of the market price of our ADSs. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—The market price for our ADSs may be volatile” on page 73 of this annual report.
●	Risks associated with failure of the securities or industry analysts to publish accurate or favorable research or reports. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline” on page 74 of this annual report.
●	Risks associated with failure of the securities or industry analysts to publish research or reports in favor of us, or at all. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline” on page 74 of this annual report.
●	Risks associated with the possibility of being regarded as a passive foreign investment company. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We were likely a passive foreign investment company, or PFIC, for 2024 if the value of our assets is determined by reference to our market capitalization and there is a significant risk that we will be a PFIC for 2025 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences” on page 80 of this annual report.

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

Furthermore, if there are any other approvals, filings and/or other administration procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Measures for Network Data Security, to be obtained from other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC government authorities, which may have a material adverse effect on our business, financial condition or results of operations.

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

Our PRC subsidiaries and the VIEs, in particular Douyu Yule, a wholly foreign-owned enterprise, is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules involves uncertainties. For example, on December 29, 2023, the Standing Committee of the National People’s Congress published the PRC Company Law (2023 Revision) (“New Company Law”), which took effect on July 1, 2024. The New Company Law requires shareholders of a company to fully pay in their subscribed registered capital within five years of the establishment of the company. It also provides that companies established before the New Company Law comes into force with a term of capital contributions exceeding the aforementioned 5-year period shall adjust their schedule of capital contribution to meet the new requirements, unless otherwise provided by relevant laws and regulations or the State Council. On July 1, 2024, the SAMR issued the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specify the detailed requirements and measures of the registration and management of registered capital under the New Company Law.

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

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by revoking the licenses of, any Internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, or may impose fines or penalties, require implementation of remedial measures (including but not limited to the adjustment or removal of specific features, cessation of updates to certain content, or temporary or permanent suspension of certain streamers’ accounts), or impose more stringent requirements for content service providers, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in recent years, the Office of the Anti-Pornography and Illegal Publications Working Group, the CAC, the MIIT, the Ministry of Culture and Tourism and the Ministry of Public Security have jointly or independently been launching a series of “Cleaning Up the Internet” campaigns, and have imposed more stringent requirements for internet platforms operators, such as us. Based on publicly available information, these campaigns are aimed to eliminate pornographic, harmful and illegal information and content from the Internet information services industry by, among other things, holding liable individuals and corporate entities that were deemed to facilitate the distribution of pornographic information and content. For example, in 2020, the Ministry of Public Security launched a “Cleaning Up the Internet 2020” campaign, which is aimed at cracking down on illegal or criminal activities in relation to telecommunication network fraud, online gambling, online “water army” and other severe illegal or criminal activities. In 2021, the Office of the Anti-Pornography and Illegal Publications Working Group, together with relevant PRC government authorities, launched a “Cleaning Up the Internet 2021” campaign, which is aimed to eliminate pornographic, violent, terrorist, and superstitious information and content and other inappropriate contents from the livestreaming, online games, network literature industries, pop-up advertising and online social media platforms. During the campaigns, relevant government authorities have shut down certain websites, removed certain links and closed certain accounts. Certain Chinese Internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. In 2022, the PRC regulators launched the “Cleaning Up the Internet 2022” campaign with a key focus on regulating issues in certain areas, including among others, short videos, livestreaming, network environment for minors during summer holiday, application information services and application algorithms. On April 15, 2022, the CAC, the State Taxation Administration, or the SAT, and the State Administration for Market Regulation, or the SAMR jointly launched a two-month “Cleaning Up” campaign to regulate the chaos in the livestreaming and short video industry. The campaign is aimed to regulate “pornographic, ugliness, bizarre, fake, vulgar and gambling” contents and other illicit contents and rectify prominent issues in the industry, such as “key opinion leaders’ chaos”, excessive reward, illegal profit and malicious marketing. In 2024, the PRC government authorities continued to launch the “Cleaning Up the Internet 2024” campaigns, which are aimed to regulate issues in certain areas, including but not limited to pornographic, illegal and inappropriate content on livestreaming, short videos and other online platforms, and minor protection.

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.” Although we employ these methods to filter content posted on our platform and have adopted policies to prohibit inappropriate or illicit content on our platform, we have limited control over the streamers or other third parties who post content on our platform, and the content streamed or posted on our platform. We cannot guarantee that all streamers or other third parties who post content streamed or posted on our platform comply with our requirements and policies, which may in turn result in breach of public policies, violations of laws, fines or penalties imposed on our platform and reputational damage. We cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, confiscation of illegal income, suspension or revocation of our licenses to operate in China or a suspension or ban on our mobile or online platform, including suspension or closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be promoting or profiting from illicit content on our platform. The CAC conducted a one-month on-site inspection of the Company’s content platform in May 2023. We cannot guarantee that we will not be subject to future inspections, or that any such future inspections or investigatoins will not lead to any material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry— Enhanced regulatory oversight and regulatory investigations could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business.” If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

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

China’s economic conditions are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The global macroeconomic environment is facing new challenges and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Our operations may also be negatively affected by any deterioration of the political and economic relations between China and other countries, and other geopolitical challenges. Recent international trade disputes, including tariff actions announced by the United States, the PRC and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. There have also been concerns about the economic effect of the military conflicts and political turmoil or social instability in the Middle East, Europe, Africa and other places, as well as the recent banking turmoil in the United States and the European Union. If the relationship between these countries deteriorates, PRC companies listed on U.S. exchanges, including us, may be imposed additional compliance burdens and restricted access to U.S. capital markets. Any severe or prolonged slowdown in the global economy may adversely affect the Chinese economy which in turn may adversely affect our business and operating results.

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

On September 24, 2024, the CAC published the Measures on Network Data Security Management, or the Measures for Network Data Security, which provides that network data processors conduct network data processing activities that affects or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations. In addition, network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and require network data processors to take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, the Measures for Network Data Security allow network data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. The Measures for Network Data Security also establish certain obligations of online platform service providers, including offering users an option to turn off personalized recommendations. However, the Measures for Network Data Security remain unclear on how it will be interpreted and implemented by the relevant PRC governmental authorities.

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

Under the PRC enterprise income tax law that became effective on January 1, 2008, and was last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the SAT issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC resident enterprise or a PRC resident enterprise group will be considered a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 provides further rules on residence status determination, post-determination administration as well as competent tax authorities procedures.

Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC resident enterprises or a PRC resident enterprise group and not those controlled by PRC resident individuals or foreigners, the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC resident enterprises, individuals or foreigners.

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

However, the PRC tax authorities may take a different view. If the PRC tax authorities determine that our Cayman Islands holding company or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, its or such subsidiarie’s world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, dividends paid by our PRC subsidiary to us or any of our Hong Kong subsidiaries could be subject to a 10% withholding tax if we or any of our Hong Kong subsidiaries were treated as a PRC resident enterprise. The PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

If we are treated as a resident enterprise, non-PRC resident ADS holders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements, but it is unclear whether our non-PRC resident shareholders company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

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

As the interpretation and implementation of these laws and regulations are still evolving, we cannot assure you that our employment practices will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. Although we are committed to mitigating these risks through stringent human resources management protocols with efforts to foster a harmonious and productive work environment, we cannot guarantee that no current or former employee of us will initiate a legal proceeding against us. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, subject to unfavorable media coverage and reputational harm potentially leading to increased regulatory scrutiny, and subsequently, our business, financial condition and results of operations could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation and have a material adverse effect on our business.

It may be difficult for overseas regulators to conduct investigations or collect evidence in China.

Shareholder claims or regulatory investigations that are common in the United States (including securities law class actions and fraud claims) are generally difficult to conduct as a matter of law and/or in practice in China. For example, in China, there are significant legal and other obstacles in the process of gathering information needed for regulatory investigations or litigations initiated outside China. Although the governmental authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator may directly conduct investigations or collect evidence and, without proper authorization as stipulated under Article 177, no entities or individuals may provide documents or materials in connection with securities activities. The Confidentiality and Archives Management Provisions, which took effect on March 31, 2023, provides that the investigation and evidence collection relating to the oversea securities offering and listing of PRC domestic companies by the overseas securities regulatory authorities and other relevant authorities must be conducted through a cross-border cooperation mechanism for supervision and administration, and that the PRC domestic companies must obtain prior consent from the CSRC or other relevant authorities before cooperating with such overseas authorities in connection with the relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, allows foreign invested enterprises, or FIEs, to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our initial public offering within the business scopes of our PRC subsidiaries. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials for each transaction evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. On October 23, 2019, the SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. The interpretation and implementation of Circular 28 in practice are still subject to substantial uncertainties. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by the VIEs for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2024, we had not made appropriations to statutory reserves as our subsidiary and the VIEs (including their subsidiaries) reported accumulated loss. Furthermore, if our PRC subsidiary, variable interest entities and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that the withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. As of December 31, 2024, our subsidiary and the VIEs (including their subsidiaries) located in the PRC reported accumulated loss and therefore they could not pay any dividends.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that makes up the Special Drawing Right, or the SDR, and decided that effective October 1, 2016, RMB would be a freely usable currency and would be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018 and 2019, however, the RMB depreciated approximately 5.7% and 1% against the U.S. dollar. In 2023 and 2024, the RMB continues to fluctuate against the U.S. dollar. It remains unclear what further fluctuations may occur.

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

Any failure to comply with PRC property laws and relevant regulations regarding our leased property may adversly affect our business and financial condition.

Under PRC laws, all lease agreements are required to be registered with local housing authorities. We lease three premises in China. Landlords of these premises have not registered the relevant lease agreements with the government authorities and some of the premises are sub-leased by authorized lessors. We may be subject to monetary fines due to failure by the landlords to complete the required registrations.

We may also be forced to relocate our operations if the lessors fail to renew their authorization with the landlords. We might not be able to locate desirable alternative sites for our operations in a timely and cost-effective manner which may adversely affect our business.

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

The lack of the PCAOB inspections in China in the past prevented the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm, depriving us and investors in our ADSs of the benefits of such PCAOB inspections. The past inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of a position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA, unless a new determination is made by the PCAOB.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong, among other jurisdictions. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. If our ADSs are prohibited from trading in the U.S. markets, our ability to raise capital in the U.S. markets would be significantly affected, and there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares or ADSs will develop outside of the U.S.

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

The size of our user base and the level of our user engagement are critical to our success. Our main monetization strategies—livestreaming, innovative business, advertisement and others depend on our ability to maintain and increase the size of our user base and user engagement level. If our user base becomes smaller or our users become less active due to our strategy to reduce costs and expenses, including but not limited to reduced purchase of tournament copyrights, or reduced engagement or the attempt to enter into non-exclusive agreements with certain top streamers, or due to any other reasons, it is probable that our users would spend less on our virtual gifts, game-related service and jointly operated games or visit our advertisements less frequently, or access our platform less in general. This would in turn drive top streamers away from our platform, discourage companies from purchasing advertisements on our platform and dissuade game developers and publishers from distributing their games through our platform. Our financial condition would suffer from the consequential decline in revenue and our business and operating results would be materially and adversely impacted. Our average mobile MAUs and number of quarterly average paying users decreased year-over-year in 2024. This may have an adverse impact on our operations if we are not able to grow the size of our user base.

As a pioneer player in the industry with solid brand awareness, we are one of China’s leading game-centric livestreaming platforms. Maintaining and improving the current size of user base and level of user engagement are critical to our continued success. However, to maintain and improve the size of user base and user engagement, we would have to ensure that we adequately and timely respond to changes in user preferences, attract and retain enough popular streamers, and offer new features and content that may attract new users. There is no guarantee that we could meet all of these goals. Our ability to retain and expand our user base depends on our capacity to livestream popular games and events, failure to do so would have a material adverse impact on our business. A number of factors could negatively affect user retention, growth and engagement, including the following:

●	our streamers fail to keep our users engaged on our platform over a long period of time;
●	the limited time of our users is distracted by other competitors in live-streaming industry or other entertainment platforms or apps;
●	we fail to innovate our communities, user-generated content and our virtual gifts and game-related services that keep our users interested and eager to return to our platform on a regular basis;
●	loss of interesting content or top streamers;
●	failure to obtain contracts for streaming popular games and related events;
●	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;
●	we suffer from negative publicity, fail to maintain our brand or our reputation is damaged;
●	there are adverse changes in our services and content offerings that are mandated, or that we elect to make, to address, market dynamics, legislation, regulations or government policies;
●	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;
●	we fail to address user concerns related to privacy and communication, safety, security or other factors; and
●	the growth of the number of PC and smartphone users in China stalls.

We may fail to attract, cultivate and retain top streamers, which may materially and negatively affect our user retention and thus our business and operations.

Our registered streamers include certain top streamers, some of whom entered into an exclusive contract with us directly. Our top streamers tend to have large fan bases following them who regularly support these streamers with virtual gifts, and they also tend to attract many integrated promotion activities during livestreaming compared to self-registered streamers. Their charisma and the high-quality content that they create are primary contributors to user stickiness and are hard to replicate with self-registered streamers.

Although we have signed exclusive contracts with some of our top streamers at typically three- to five-year terms that contain non-compete clauses, top streamers may determine to renew the exclusive contracts for shorter term, or they may choose to depart us when their contract period ends (especially in light of the current competitive landscape where more platforms participating in livestreaming industry and our efforts to reduce costs), and their departure may cause a corresponding decline in our user base and revenue. As we attract top streamers from other platforms, we have also been and are currently involved in legal disputes concerning top streamers with competing platforms. Although we are not the primary target of these legal disputes, such streamers may be subject to fines or even injunctions which may render our investment in recruiting them meaningless.On the other hand, some of our top streamers have left us for competing platforms despite still being in a contractual relationship with us which may raise legal disputes. Although we have won some of the legal disputes against these breaching streamers, their departures may still have a negative impact on user retention and reputation. To retain valuable top streamers, we must devise better streamer compensation schemes, improve our monetization capabilities and help the top streamers reach a wider audience. In addition, the contract consideration for top streamers, especially the fixed base fee negotiated several years ago, may be significantly higher than the other streamers. As we continue to focus on improving our operational efficiency, we may not be able to retain or extend contracts with top streamers. As they historically contributed to a significant portion of our revenue and platform’s traffic, our strategic decision to improve cost structure may have a negative impact on our financial performance and results of operations.

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

We offer comprehensive livestreaming content with a primary focus on games. Our content library is constantly evolving and growing. Game content has been the key component of our content offerings since our inception. A majority of our streamers were game streamers and game streaming also contributed significantly to the total viewing hours on our platform. In response to viewers’ growing interests, we also have expanded our coverage into other entertainment content genres. We actively track viewership growth and community feedback to identify trending content and encourage our streamers and talent agencies to create content that caters to viewers constantly changing tastes. However, if we fail to expand and diversify our content offerings, including but not limited to reduced purchase of tournament copyrights, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions. Our content offerings are primarily attributable to our top streamers. If we fail to retain our top streamers, this may have a negative impact on our ability to generate contact coverage as well. Our content offerings may be mandated to, or we may voluntarily elect to, curtail our content offerings, to address market dynamics, legislation, regulations or government policies, which our viewers may find less attractive.

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

In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and we may be subject to uncertainties around the interpretation and enforcement of the PRC laws and regulations that are applicable to our business and industry, such as those related to virtual currency. As a result, we may remove, limit or modify the rules of the relevant activities on our platform from time to time to adapt to the changing regulatory trends, which could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business. It was reported that certain streamers on our platforms were convicted of criminal offenses allegedly related to illegal gambling activities by taking advantages of certain of our platform features against our user rules and requirements. It was reported that they initiated lucky draws during their streaming sessions and then repurchased gifts from or rewarded cash, to winning users offline, in order to attract and incentivize users to participate in the lucky draw on our platform, in violation of the rule and policy of our platform. Such activities are explicitly forbidden by our platform. We have blocked these streamers’ accounts after we became aware of those incidents, but such similar incidents and related media coverage may still adversely affect our business and reputation. If our platform is deemed to be engaged in or facilitate certain illegal or inappropriate activities, we may need to remove such activities permanently, or modify rules for such activities that could make them less attractive, or even be subject to fines, penalties, criminal or civil liabilities or other remedial measures, which may have an adverse impact on our business, results of operation and reputation. For details of the risks related to the restrictions on virtual currency, see “—Restrictions on virtual currency may adversely affect our revenues, business and reputation.” Certain of our other streamers have been subject to, and may continue to be subject to investigations, legal proceedings or regulatory reviews due to the content they posted on our platform, or transactions they conducted through our platform that are against our policies, or their personal misconduct or behaviors. For details, see “— We have limited control over third parties who use our platform and our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.”

In light of the enhanced regulatory oversight, we or our senior management have also been subject to allegations by third parties or purported former employees, negative Internet postings and other adverse public exposure on our business and operations. We, our streamers, and/or our senior management may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we or our senior management will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. On November 22, 2023, the Chengdu police made a public announcement stating that Mr. Shaojie Chen, the CEO and the Chairman of the Board of the Company, was arrested on suspicion of setting up casinos. Accordingly, on November 24, 2023, the Company promptly formed an interim management committee to manage the Company’s operations until the appointment of Co-CEO in January 2025. As of the date of this annual report, Mr Shaojie Chen’s case remains ongoing. The court has not yet scheduled a hearing and the final judgement has not been made. For details, see “— Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business may be adversely and negatively impacted if we lose their services.”

If we fail to operate our business efficiently, our brand, business and results of operations may be materially and adversely affected.

We historically experienced a period of significant growth and expansion. However, our historical performance may not be indicative of our future growth or financial results. For example, we have experienced a decrease in our average mobile MAUs and number of quarterly average paying users during recent five years. We have also been proactively managing our business to accommodate our long term strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of these efforts, we have been adjusting and reducing the costs of streamers’ compensation and tournament copyrights, shifting our attention towards optimizing our streamer structure, and cultivating paying users who exhibit stronger user stickiness and a willingness to pay. This has resulted in a reduction in our revenue, as well as our marketing and promotional activities for new user acquisition. Even though we expect these initiatives continue to have negative impacts to our revenue in the near future, we believe by fostering a healthy ecosystem with sustainable user behavior and focusing on live-streaming activities with high operating efficiencies, we can strengthen the long-term viability and stability of our operations, which in turn will contribute to our healthy growth. Meanwhile, we are also proactively developing innovative business, including voice-based social networking services, to diversify our revenue streams. However, these strategies may not produce the long-term benefits that we expect, in which case our user growth and engagement, as well as our business, financial condition and results of operations could be materially and adversely affected.

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

We have incurred significant accumulated net losses to date. Although experiencing net incomes since 2019, we may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. We incurred net loss of RMB90.4 million in 2022, net gain of RMB35.5 million in 2023, and net loss of RMB306.8 million (US$42.0 million) in 2024. We have generated gross profit since 2018, and this may not translate into continued net after-tax profit. The time it will take for us to eventually achieve profitability hinges on our ability to grow rapidly in a cost-effective way, and we may not be able to grow this way successfully.

While our future revenue growth will be linked with the realization of our monetization strategies, which will be affected by user engagement, streamer retention and product offering, our cost-effective growth will primarily rely on improvement of operational efficiency. We may not be able to improve our operational efficiency in the future, or our operational efficiency improvement may not reach a sufficient level to generate profitability. Our ability to continue to improve operational efficiency will depend on our ability to maintain stronger bargaining positions in contract negotiations with top streamers, streamline our operation, achieve economies of scale and employ more advanced streaming technologies at lower cost, among other things. Additionally, our ability to achieve profitability is affected by various external factors, many of which are beyond our control, such as the PC and mobile games market in China, and the development of social networking, livestreaming services and mobile marketing services. We cannot assure you that we will be able to improve our operational efficiency in the future.

We may again incur losses in the near future due to our significant costs and expenses in services, content, technologies, research and development and sales and marketing initiatives in light of our reduction in our revenue scale. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, we cannot assure you that our company will turn profitable in the short term just because we have made substantial investments in various areas.

The changes in our business strategies and offerings may make it difficult to evaluate our future prospects.

After achieving substantial scale through our initial investments in user acquisition and experience, we have been proactively managing our growth to accommodate our strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of our efforts, we have strategically adjusted our streamer contract model to a combination of exclusive contract model and cross-platform content co-creation model. On the one hand, we enter into exclusive contracts with our top streamers whose performances meet our standards to ensure a consistent supply of quality content. Specifically, we will periodically review and prudently renew the tournament copyright contracts that are aligned with our evolving business needs. On April 25, 2023, Wuhan Ouyue entered into a License Agreement for Broadcasting League of Legends Matches with Tengjing Sports & Culture Development (Shanghai) Co., Ltd., (“Tengjing”) under which we purchased a non-exclusive license for broadcasting games during the period from 2023 to 2025 for a total consideration of RMB450 million (the “Contract”). In light of our business shifts, we are currently in discussions with Tengjing to amend or early terminate the Contract. On the other hand, we also take an initiative to deploy a cross-platform content co-creation model, where certain of our streamers will collaborate with other live-streaming platforms to co-develop quality content (and vice versa for the streamers of other live-streaming platforms). In addition, despite being one of the first game-centric livestreaming platforms to make the foray into eSports, we have strategically expanded our content coverage beyond eSports and now mainly covers eSports, music, outdoor activities, and talent shows to adapt to users’ evolving needs. We believe by fostering a healthy ecosystem with high operating efficiencies through these strategic shifts, we are able to manage our growth in a more cost-effective manner.

The significant changes in our business strategies and offerings not only rendered our historical results no longer indicative of our future performance, they may also have some or all of the following unintended effects:

●	Despite our efforts in improving our net profit position, we may not be able to achieve net profits in a timely manner, or at all;
●	Some users, streamers and business partners may not perceive the changes in our business strategies and offerings in a positive manner, and relationships with these parties may be jeopardized;
●	Our new offerings and initiatives may not be accepted by our users as we expect;
●	Our new offerings and initiatives may not attract users or generate the revenue required to succeed;
●	The underlying assumptions and estimates about our new businesses and the new markets that we attempt to enter into may prove incorrect, which may cause our actual results of operations to fall short of our expectations;
●	Expenses will be incurred in the implementation of the new business strategies, which could be substantial; and
●	The changes in organizational structure that will be required to support the changes in our business strategies and offerings may lead to dissatisfaction among employees which could make it more difficult for us to retain key employees.

If we are unable to successfully address these risks and uncertainties, our business, financial condition and results of operations could be materially and adversely affected.

Our business may suffer if we fail to successfully implement our monetization strategies.

Our monetization model is constantly evolving. Our streaming platform is free to access, and we generate revenues primarily from livestreaming, innovative business and advertisement. As a result, our revenue is affected by our ability to increase user engagement and convert non-paying users into paying users, which in turn depends on our ability to retain top streamers, as well as our ability to offer content, virtual gifts, game-related services, advertisements and other services. In 2022, 2023 and 2024, we generated RMB6,797.3 million, RMB4,799.0 million and RMB3,073.9 million (US$421.1 million) from livestreaming, representing 95.6%, 86.8% and 72.0% of our total revenues for the same period. We also generate a sizeable portion of our revenues from providing innovative business, advertisement and other services on our platform. In 2022, 2023 and 2024, we generated RMB310.9 million, RMB731.4 million and RMB1,196.9 million (US$164.0 million) from innovative business, advertisements and others, representing 4.4%, 13.2% and 28.0% of our total revenues for the same period. We also generate a small portion of our revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers. If we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may in the future introduce new services to diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers or platform partners, we may fail to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

We have limited control over third parties who use our platform and our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.

We provide real-time streaming and voice-based social networking services. Because we do not have full control over how users will use our platform to post content, communicate or transact with each other, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, we must detect accounts, through which illegal or inappropriate content is streamed or posted and illegal or fraudulent activities are conducted, on a timely basis. Media reports and Internet forums have covered some of these incidents which have, in some cases, generated negative publicity about our platform and brand. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behavior of our users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform.

In addition, if any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform or after watching, hearing or participating in illegal or inappropriate content that our content monitoring system failed to filter out, we may face civil lawsuits or other liabilities initiated by the affected user, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for noncompliance with PRC laws and regulations concerning the dissemination of information on the Internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide Internet content service. We endeavor to ensure that all users are in compliance with relevant regulations, but we cannot guarantee that all users will comply with all the PRC laws and regulations in all aspects. Therefore, our livestreaming service may be subject to investigations or subsequent fines, penalties, liabilities or other remedial measures if content displayed on our platform is deemed to be illegal or inappropriate under PRC laws and regulations. Furthermore, certain of our users have been subject to, and may continue to be subject to investigations, legal proceedings or regulatory reviews due to the content they posted on our platform, or transactions they conducted through our platform that are against our policies, or their personal misconduct or behaviors, which might impact their ability to stream on our platform, or result in fines, penalties, liabilities or other remedial measures imposed on our platform, which could have an adverse effect on our business and results of operations. For example, we have historically made voluntary payments to such investigations by relevant government authorities against certain third-party streamers for their historical illegal activities against our platform policies. We believe such investigations, legal proceedings or any other governmental actions, with or without merits, may divert significant management time, attention and financial resources, bring negative publicity, and materially and adversely affect our financial conditions, results of operations, and business prospects.We also cannot guarantee that there will not be future investigations, legal proceedings or regulatory reviews of streamers or other users on our platform, which might adversely affect our operations. In addition, if our top streamers or hosts (for our voice-based social networking services) violate the policy of our platform to conduct any illegal or inappropriate behavior on our platform or in private, we may be required to block the account of such top streamers or hosts. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

Our limited operating history in a rapidly evolving market makes it difficult to evaluate our business and growth prospects.

Our business operations commenced in 2014, with commercialization beginning midway through 2015. We started the operations of our innovative business in the first half of 2023, which has a significantly shorter history. Although we have historically experienced growth in the number of active and paying users, we have experienced a decrease since 2022. However, our growth in the past may not be indicative of our future performance, as our operating results represent a limited-size sample of operational results and may be hard to repeat in the future.

Many of the elements of our business are constantly evolving, including our own strategies. The markets for our livestreaming platform and the related products and services are rapidly developing and are subject to significant challenges, especially in terms of maintaining and attracting active users, converting non-paying users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenue from livestreaming, innovative business and advertisement, as well as our ability to capitalize on the game industry and explore other monetization avenues. We may not succeed in any of these aspects.

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

Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating histories in evolving industries may encounter, including, among others, risks and uncertainties regarding our ability to:

●	develop new virtual gifts, game-related services that are appealing to users;
●	develop new advertisement formats that are appealing to advertising partners;
●	maintain stable relationships with game developers and publishers; and
●	expand to new geographic markets with good game environment and high growth potential.

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

Since running a successful livestreaming platform requires intensive capital outlay and a large team of quality streamers, who remain in short supply due to the fact that most have signed contracts with existing platforms, there are entry barriers for our industry. As a result, our major competitors are streaming platforms with an established presence in the industry, as well as other short or medium video platforms, social media platforms and other online entertainment platforms. While such competition may only come from a few established players instead of many newcomers, competition remains intense. As it is unlikely that users will spend their time for entertainment on two platforms at once, and certain of top streamers sign exclusive contracts with only one platform, we compete mainly for user traffic and top streamers. If we are not able to effectively compete with other platforms, our overall user base and level of user engagement may decrease, which may result in loss of top streamers to other platforms. Such loss may also lead to fewer paying users and make us less attractive to advertisers and game developers and publishers, which may adversely affect our monetization success.

To better compete with other platforms which may have more cash, traffic, technological advantages, top streamers, business networks and other resources than we do, we may be required to spend additional resources, which may adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity for us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced numbers of viewers and streamers. Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including approaching our top streamers or even attacking our platform. Any legal proceedings or measures we take in response to competition and disputes with our competitors may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

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

In addition, our users have a vast array of entertainment choices. Other forms of entertainment, such as other online video and audio services including video platforms, social networking, traditional PC and console games, as well as more traditional mediums such as television, movies and sports spectating, are much more well-established in mature markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Our platform competes against these other forms of entertainment for the discretionary time and spending of our users. If we are unable to sustain sufficient interest in our platform in comparison to other forms of entertainment, including new forms of entertainment that may emerge in the future, our business model may no longer be viable.

Our revenue growth is heavily dependent on paying users and revenue per paying user. If we fail to continue to grow or maintain our paying users and continue to increase revenue per paying user, our livestreaming and other revenue may not increase, which may materially and adversely affect our business operation and financial results.

Our annual paying user base was 10.1 million in 2023 and 6.1 million in 2024. Whether we can increase the number of our paying users depends on many factors, including internal factors such as changes in our operational strategy and external factors that are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular streamer that they used to follow financially, and overall worsening economic conditions can lower disposable income for all existing paying users, causing them to spend less on our platform. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future.

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

In particular, we have experienced a decrease in our number of quarterly average paying users. We have also been proactively managing our growth to accommodate our strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of our efforts, we have strategically adjusted our streamer contract model to a combination of exclusive contract model and cross-platform content co-creation model. We will also periodically review and prudently renew the tournament copyright contracts that are aligned with our evolving business needs, and as a result, we may not renew certain of our tournament copyright contracts in light of our business shifts. Even though we expect these strategic adjustments to have negative impacts to our revenue in the near future, we believe by focusing on live-streaming activities with high operating efficiencies, we can strengthen the long-term viability and stability of our operations, which in turn will contribute to our healthy growth. However, this strategy may not produce the long-term benefits that we expect, in which case our user growth and engagement, as well as our business, financial condition and results of operations could be materially and adversely affected.

We generate a portion of our revenues from innovative business, advertisement and others. If we fail to maintain or grow the revenue from our innovative business, advertisement and others, our financial results may be adversely affected.

In 2024, we generated revenue of RMB1,015.9 million (US$139.2 million) from our innovative business, representing 23.8% of our total revenues. In 2022, 2023 and 2024, we generated RMB310.9 million, RMB731.4 million and RMB181.0 million (US$24.8 million) from the sale of advertisements and others, representing 4.4%, 13.2% and 4.2% of our total revenues for the same period. If we fail to maintain or grow our revenue from our innovative business, advertisement and others, our financial results could be adversely affected.

We started the operations of our innovative business in the first half of 2023, which currently consists of voice-based social networking services and game related services. In particular, we monetize voice-based social networking service through sales of virtual gifts, and to a lesser extent, subscription-based membership services and virtual customization options, through a separate app. If we fail to attract more users and/or hosts to use our voice-based social networking services, or maintain the user traffic and engagement level on the seperate app, or due to any other factors that may be beyond our control, our revenue generated from voice-based social networking services could be materially and adversely affected. In addition, we generate revenue from game-related services primarily through game-specific memberships. If we fail to maintain or increase user traffic and engagement level, or our game-related content becomes less attractive to our users, particularly our paying users, or due to any other factors that may be beyond our control, our revenue generated from game-related services could be materially and adversely affected. Given that the innovative business is relatively new, and that we have limited experience conducting our innovative business, we cannot assure you that we will be able to effectively manage the growth of our innovative business or such business initiatives will not be executed successfully, or if at all. If we are not able to manage the growth of our innovative business or execute such business initiatives successfully, our business expansion may not be successful and our business, financial condition and results of operations could be materially and adversely affected.

For us to maintain or grow our advertisement revenue, we need to attract more users and advertisers to our platforms with our increased user traffic and engagement level, or offer more variety in terms of advertisement products that encourage more spending from advertisers. We offer (i) integrated promotion activities during livestreaming, (ii) advertisement display and (iii) online and offline events-related advertisements. We may need to introduce more promotion activities to maintain our revenues from advertisement, and failure to do so may adversely impact our advertisement revenue. In addition, traditional display advertisements are subject to time and space restrictions, especially when displayed on mobile devices which have become popular among our users. As a result, our business and results of operations may be adversely impacted.

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

Due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we held may be deemed insufficient by governmental authorities, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations. As we develop and expand our business scope, we may need to obtain additional qualifications, permits, approvals or licenses, or to complete filings or assessments as required by the relevant laws and regulations. Moreover, we may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our industry.

For example, according to the Administrative Provisions for Audio/Video Programs Services through Internet, or the Audio/Video Measures, which was promulgated by the State Administration for Radio, Film and Television, or the SARFT (subsequently known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, and currently known as National Radio and Television Administration, or the NRTA), which came into effect on January 31, 2008, and was amended on August 28, 2015, to engage in the business of transmitting audio/video programs, a License for Online Transmission of Audio-visual Programs is required. We have obtained the License for Online Transmission of Audio-visual Programs for offering live video programs on our platforms. Further, the License for Online Transmission of Audio-visual Programs is subject to periodical renewal. Although we have successfully renewed it in the past, there is no guarantee that we will be able to continue to do so in the future. We may not be able to continue to hold the License for Online Transmission of Audio-visual Programs. The scope specified in our License for Online Transmission of Audio-visual Programs may not be able to cover all the needs that arise or will arise in our operations from time to time, and we may not be able to expand the scope of our License for Online Transmission of Audio-visual Programs under the current regulatory regime as we are not a wholly state-owned or state-controlled entity as required for holding such license under PRC laws. Failure to expand the scope of our current License for Online Transmission of Audio-visual Programs or to continue to hold such license may result in fines or other penalties being imposed on us, which may adversely affect our business. In addition, for the purpose of providing internet audio/video program service, we have adopted and will adopt various operating strategies and measures. Due to the uncertainties of interpretation and application of pertinent laws by the government authority, such strategies and measures may be challenged under PRC laws and regulations and if so, we may be subject to fines, confiscation-of-income related or other penalties and, in certain circumstances, suspension or revocation of the license, which may materially and adversely affect our business. Further, we provide voice-based social networking services. We cannot assure you that the scope of our acquired approvals, licenses and permits is sufficient for our current business. We may be subject to fines, confiscation of illegal gains, revocation of our license, suspension of our operations of relevant business or other penalties, any of which could materially and adversely affect our business, financial condition and results of operations.

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

As of the date of this annual report, we have not received any material penalties from the relevant government authorities for our past operations. We cannot assure you, however, that the government authorities will not do so in the future. In addition, we may be required to obtain additional license or permits, or complete filings or assessments, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make all the necessary filings or assessments in the future. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings or assessments on time or at all, we may be subject to various penalties such as confiscation of the net revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

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

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties, so we may be subject to the interpretations made in policies and guidelines of regulators. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

●	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing requirements and practices. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge. We may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities. See “—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information of the Company—4.B. Business Overview—Regulation.”
●	PRC governmental authorities may impose additional requirements on real-name registration for livestreaming platforms. In August 2018, the National Office of Anti-Pornography and Illegal Publication and five other authorities jointly issued the Notice on Strengthen the Management of Livestreaming Service, which required the real-name registration system for users to be put in place by livestreaming service providers. Pursuant to Notice 78 and the 2021 Streaming Guidance Opinions, online streaming platforms shall implement a real-name registration system. Under the above real-name registration system, we validate the identity information of the registered streamers primarily based on their identification cards and validate the identity information of the registered users primarily based on their mobile numbers. Currently, we are not required to obtain information such as legal names, citizen identification cards or other personal information during the registration process to validate the identity information of our users who are not streamers. However, the PRC government authorities may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system such as adopting a mandatory face-recognition system for all users on our platform in the future. If we were required to implement a more rigid real-name registration system for users on our platform, our users’ experiences on the platform may be downgraded and potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospects.
●	Pursuant to Notice 78 and the 2021 Streaming Guidance Opinions, the online streaming platforms shall adopt a tiered and classified management system over the streamers accounts, with the streamer accounts managed in different tiers and classes based on the nature of the streamers, operational contents, number of fans, popularity of the streaming, time limit of the streaming and other factors. Online streaming platforms shall set up appropriate limitations for streamers’ accounts in different tiers or classes in terms of the total amount of virtual gifts received in any single session of streaming performance, the popularity of the streaming, the time length of the streaming, the sessions of the streaming in any single day, the time gap between different streaming sessions and other factors, and take necessary warning measures against the streamers who violate relevant laws and regulations. In addition, the online streaming platforms are required, among other things, to set up appropriate limitations for the maximum purchase price for each virtual gift and the maximum value of virtual gifts that the users send to the streamers each time. As Notice 78 and the 2021 Streaming Guidance Opinions are relatively new and pending further interpretation and implementation, we are still in the process of waiting for further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and the 2021 Streaming Guidance Opinions. The Code of Conduct for Live-streamers issued by the NRTA and the MCT on June 8, 2022 requires livestreaming platforms to establish comprehensive internal policies to manage streamers on their platforms. Moreover, if the government requires us to supervise the streamers and their streaming sessions in a stricter method, we may incur additional cost and our user experiences may be downgraded, which may further adversely affect our ability to attract viewers and streamers.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to predict what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. On May 14, 2019, the MCT declared in a circular that it would no longer assume the responsibility of supervising the online games industry and would no longer approve or issue the Online Culture Business Licenses regarding online games. The Online Culture Business License held by Wuhan Ouyue, one of the VIEs, no longer contained content related to online games operation when we renewed it upon expiration in 2020. On December 22, 2023, the NPPA issued the Measures for Online Game Management (Draft for Comment) to solicit public comments by January 22, 2024. The draft measures provide that the national publication authority shall be responsible for the supervision and regulation of online game publishing and distribution activities and online games operators shall obtain the Online Culture Business License. However, as of the date of this annual report, the draft measures are still in the draft form and there is no schedule for the adoptions of such draft, and it remains unclear whether the version adopted will have any further material changes. There remains substantial uncertainties about how these draft measures will be enacted, interpreted or implemented and how they will affect our operations. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to fines, penalties, liabilities or other remedial measures.

●	In recent years, PRC government has introduced new laws and regulations to reflect its growing concern about the negative impacts of the internet on society, particularly the impacts of internet on minors. On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry (which is the predecessor of MIIT), issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. As of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing an online game. On October 25, 2019, the GAPP issued the Circular on Preventing Minors from Indulging in Online Games to reiterate the requirements on real name registration and verification, the anti-indulgence system for minors, and other measures to address relevant minors’ issues on the online games. Pursuant to the 2021 Streaming Guidance Opinions, an online streaming platform shall not be allowed to open the streamer account for users under 16, and shall only open the streamer account for users between 16-18 with their guardians’ prior consents. The 2021 Streaming Guidance Opinions also require all online streaming platforms to adopt a “teenager mode” to prevent the minor users from obsessive use of the platforms, block detrimental content to the minor users, and refrain from providing virtual gift purchase services to the minors. In addition, online streaming platforms shall establish a customer service team exclusively for minor users to address their complaints and disputes in a timely manner. The online streaming platforms shall make refunds in the event that a minor user purchases virtual gifts for the streamers by using an adult account. As of the date of this annual report, we have taken certain measures including displaying a pop-up page to guide the minors to use the “teenager mode”, requiring the users to enter the guardian password if the usage time under the “teenager mode” reaches 40 minutes per day, building up an exclusive content pool for the minors in which contents that are not appropriate for the minors are screened out and optimize our customer service team and refund mechanism to address complaints and disputes in the event that minor users purchase virtual gifts for the streamers by using adult accounts. Despite the measures we have taken, however, minor users may still use our services through adult accounts if their guardians fail to keep minors under responsible supervision when using our services. On August 30, 2021, the GAPP issued the Circular on Further Strengthening Regulation to Effectively Prevent Online Gaming Addictions among Minors, pursuant to which online game operators are only allowed to provide online game services to minors from 8:00 p.m. to 9:00 p.m. on Fridays, Saturdays, Sundays and public holidays. The restrictions above may lead to a decrease in the number or engagement of game players, which could adversely affect our game livestreaming service and have a material effect on our results of operations. Furthermore, on May 7, 2022, the General Office of Central Commission for Guiding Cultural and Ethical Progress, the CAC, the NRTA and the MCT, jointly promulgated the Opinions on Regulating Online Live Streaming Rewards to Strengthen the Protection of Minors to regulate the live streaming rewards services of live streaming platforms and protect minors. The opinions provide that, among others, (i) livestreaming platforms shall not provide virtual gifting services to minors; and (ii) livestreaming platforms shall not provide live-streamer’s account registration services to minors under the age of 16 and shall obtain the consent from guardians before providing such services to minors between the ages of 16 and 18. The opinions also require online platforms to (i) continue to upgrade their “teenager mode” and establish a customer service team for minors to process the complaints and disputes related to minors; (ii) remove the rewards ranking within one month after the announcement of the opinions; and (iii) discontinue all services under “teenager mode” after 10:00 p.m. every day. On October 16, 2023, the CAC issued the Regulations on the Protection of Minors Online, which impose obligations on online service providers to protect minors when they are using online services, in particular, online games, live streaming and online social networking services. More stringent government regulations could be promulgated in the future, which will also adversely affect our results of operations by deterring viewers to use our platform or downgrading our viewers’ experiences on our platform.

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

Increases in the costs of content on our platform may have an adverse effect on our business, financial condition and results of operations.

We need to continue offering popular and attractive content on our platform to provide our viewers with engaging and satisfying viewing experiences, and our ability to provide such content is partially dependent on our ability to retain top streamers. We enter into exclusive contracts with our top streamers whose performances meet our standards, under which they are paid a base compensation in addition to a certain percentage of the sales of virtual gifts that they receive. We also sponsor pro players and eSports teams to have them stream their gameplay on our platform. The compensation and recruitment costs that we incur with respect to retaining top streamers may increase, depending on the streamers’ revenue contribution. If our competitor platforms offer higher compensation with an intent to attract our popular streamers, costs to retain our streamers may increase. If we are not able to continue to retain our streamers and produce high quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expands, we may have to devote more resources in encouraging our streamers to produce content that meets the varied interests of a diverse user base, which would increase the costs of contents on our platform. If we are unable to generate sufficient revenues that outpace our increased content costs, our business, financial condition and results of operations may be materially and adversely affected.

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

Our future success depends substantially on the continued efforts of our executive officers and key employees. In particular, we rely on the expertise, experience and vision of Mr. Shaojie Chen, our founder, chairman and chief executive officer as well as other members of our senior management team. On November 20, 2023, the Company was informed that Mr. Shaojie Chen, the CEO and the Chairman of the Board of the Company, was arrested by the Chengdu police on or about November 16, 2023. On November 22, 2023, the Chengdu police made a public announcement confirming that Mr. Chen was arrested on suspicion of setting up casinos. Accordingly, on November 24, 2023, the Company promptly formed an interim management committee consisting of Mr. Mingming Su, a director and Chief Strategy Officer of the Company, Mr. Hao Cao, a director and Vice President of the Company, and Ms. Simin Ren, a director and Vice President of the Company, to manage the Company’s operations until the appointment of Co-CEO in January 2025. As of the date of this annual report, Mr Shaojie Chen’s case has been transferred to the court by procuratorate. The court has not yet scheduled a hearing and the final judgement has not been made. As of the date of this annual report, the allegations against Mr. Chen have not been resolved. Mr. Chen’s case has not had a material adverse impact on our business thusfar. However, we cannot assure you that his case will continue to not have a material adverse impact on our business, including, for example, if a verdict is rendered against Mr. Chen. We cannot reasonably predict the outcome of his case, nor can there be any assurance that such proceeding will not have a material adverse impact on our business. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the game-centric livestreaming industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

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

Furthermore, our mobile application was removed temporarily from these third-party distribution channels for a short period of time in the past due to personal misconduct of certain streamers, which involved distribution of inappropriate content on our platform in violation of relevant laws,regulations or policies. We promptly removed such streamers from our platform and implemented measures to procure compliance from our platform users, in particular our streamers, with relevant laws,regulations and policies. However, we cannot guarantee that all platform users will comply with all the laws and regulations as well as our policies. For details, please refer to “—Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform, and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.” As a result, our application may again be taken down from these third-party distribution channels, or certain functions of our mobile application or PC application may be disabled, which may be disrupting to our operations and have a material adverse effect on our business and results of operations.

We are subject to risks relating to litigation, which could adversely affect our business, prospects, results of operations and financial condition.

We have been involved in and may be subject to litigation and claims of various types, including litigation alleging infringement of intellectual property rights and claims and disputes involving streamers, users, our employees and suppliers. Litigation is expensive, subjects us to the risk of significant damages, requires significant management time and attention and could have a material and adverse effect on our business, financial condition and results of operations.

We have been involved in litigation brought by other livestreaming platforms against streamers who left these platforms to join us, or against us based on allegations of unfair competition. The courts in some of these legal proceedings held that these streamers violated their non-compete obligations to other livestreaming platforms and ordered us to ban these streamers from livestreaming on our platform. We may be forced to ban other streamers on our platform who violate non-compete obligations to other livestreaming platforms and could face fines and other penalties for failing to do so, or we may also be deemed to be engaged in unfair competition with these livestreaming platforms and may be forced to compensate them accordingly, which could adversely affect our business, financial condition and results of operations. In addition, if it is determined that the source of funds used by our users to tip a streamer is illegal, the courts may order the livestreaming platform to issue a refund. As a result, we may face risks associated with litigation requiring us to provide refunds, which could result in substantial costs and negatively affect our reputation, financial condition and results of operations.

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

For performance tracking purposes, we monitor metrics such as the number of active mobile users and paying users. We calculate certain operating metrics in the following ways: (a) the number of registered users, which refers to the number of users that has registered and logged onto our platform at least once since registration; (b) the number of active mobile users, which refers to the number of users who visited our platform through mobile app at least once in a given period; and (c) the number of paying users, which refers to the number of users that have purchased virtual gifts on our platform at least once in a given period. The actual number of individual users, however, is likely to be potentially significantly lower than that of registered users, active mobile users and paying users due to various reasons such as fraudulent representation or improper registration. Some of our user accounts may also be created for specific purposes such as to increase virtual gifting for certain performers in various contests, but the number of registered users, active mobile users and paying users do not exclude user accounts created for such purposes. Furthermore, we historically focused on the number of active users, which encompasses the number of users who visited our platform through either PC or mobile app at least once in a given period. As a result of the evolving user behaviors observed on game-centric livestreaming platforms with a greater emphasis on mobile devices over PCs, our management is focusing more on mobile apps and mobile users from an operational perspective, and uses the number of active mobile users to track the scale and engagement of our users. Due to the purchase of broadcasting rights of key eSport official tournaments (such as League of Legends) that attracted some of the PC users back to our platform, the PC MAUs increased from 36.7 million for the fourth quarter of 2022 to 42.8 million for the fourth quarter of 2023. Such figure then decreased to 25.7 million for the fourth quarter of 2024, which was mainly attributable to our reduced operating activities in maintaining PC users. The average next month active user retention rate for PC users decreased from 29% in 2022 to 26.3% in 2023, and then slightly decreased to 25.2% in 2024, which was mainly due to our reduced operating activities in maintaining loyal PC users. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. The respective number of our registered users, active mobile users and paying users may overstate the number of individuals who register on our platforms, sign onto our platforms, purchase virtual gifts or other products and services on our platforms and access DouYu.com, respectively, which may lead to an inaccurate interpretation of our operating metrics.

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

We and Tencent, through our respective PRC affiliated entities, have entered into a strategic cooperation framework memorandum which became effective on January 31, 2018 and was subsequently replaced by the amended and restated strategic cooperation framework memorandum dated April 1, 2019 (the “Amended and Restated SCFM”). For details, please refer to “Item 4. Information of the Company—4.B. Business Overview—Our Relationship with Tencent.” As of March 31, 2025, Tencent held approximately 40.0% of our total outstanding ordinary shares through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, representing 40.0% of our total voting power. For details, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” As a result, Tencent has substantial influence over our business and their interests may not be aligned with ours or the other shareholders. For details please refer to “—Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.”

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

As of March 31, 2025, our directors and executive officers beneficially owned, after taking into account RSUs that will become vested within 60 days after the date of this annual report, an aggregate of 18.0% of our total outstanding ordinary shares. As of March 31, 2025, Tencent held approximately 40.0% of our total outstanding ordinary shares through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, representing 40.0% of our total voting power. In addition, pursuant to the terms of our Fourth Amended and Restated Memorandum and Articles of Association, Mr. Shaojie Chen and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, have the right to appoint up to four directors. Nectarine, a wholly-owned subsidiary of Tencent, has the right to appoint up to two directors as long as it beneficially owns no less than 33% of the shares it beneficially owns immediately prior to the completion of our initial public offering in July 2019. Our board of directors has the right to appoint up to four independent directors and may appoint additional directors, if any. Directors appointed by a specified group may only be removed by the affirmative vote of such group. Our officers are nominated by Mr. Shaojie Chen (who has a second or deciding vote when there is an equality of votes) and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, and are elected by the board at such terms and remuneration as the board sees fit. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. However, we cannot assure you that in the future we will not identify any material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or management override of internal controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. If we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

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

We did not recognized any share-based compensation expenses in our consolidated statement of income for the year ended December 31, 2024. As of March 31, 2025, 2,075,858 RSUs have been granted that are not forfeited under the Amended and Restated 2018 RSU Scheme and no award has been granted and outstanding under the 2019 Share Incentive Plan. 2,075,858 RSUs corresponding to 2,075,858 ordinary shares have been vested as of March 31, 2025.

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

Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.

We face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our operations. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations.

For example, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers laws and regulations that generally prohibit U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, from conducting activities or transacting business with certain countries, governments, entities or individuals that are targets of U.S. economic sanctions. In the past, we have identified a small number of users on our platform that appear to have been located in countries that are targets of U.S. economic sanctions. We have taken measures to prevent such persons from accessing our platform, either as streamers or users, in a manner that would violate U.S. economic sanctions. However, we cannot ensure that such measures will be effective. While we believe that we have been, and that we continue to be, in compliance with applicable U.S. economic sanctions, our failure to employ appropriate safeguards with respect to streamers and users located in countries that are targets of U.S. economic sanctions may result in a violation of such laws. Non-compliance with applicable U.S. economic sanctions could subject us to adverse media coverage, investigations, and severe administrative, civil and possibly criminal sanctions, expenses related to remedial measures, and legal expenses, which could materially adversely affect our business, results of operations, financial condition and reputation.

In recent year, there have been increasing macro geopolitical tensions. These tensions have been marked by the imposition of higher tariffs and retaliatory measures from the United States and China, reflecting broader strategies to address perceived trade imbalances. Prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects. We cannot guarantee you that there will not be other measures that could negatively impact the international trades or increased level of geopolitical tension. If the relationship between these countries deteriorates, PRC companies listed on U.S. exchanges, including us, may be imposed additional compliance burdens and restricted access to U.S. capital markets.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

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

We have incurred and will continue to incur additional costs as a result of being a public company.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

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

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the NDRC and the Ministry of Commerce in September 2024 and effective on November 1, 2024, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider.

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

In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. For example, on February 17, 2023, the CSRC issued the Overseas Listing Trial Measures which became effective on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with VIEs and applying to file with the CSRC, the CSRC will solicit opinions from relevant PRC regulatory authorities and complete the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner or at all for our further capital raising activities which are subject to filing requirements under the Overseas Listing Trial Measures due to the VIEs, our ability to raise or utilize funds could be materially and adversely affected, and we may be required to unwind the VIEs or adjust our business operations or conduct restructuring to meet the filing requirements. However, as the Overseas Listing Trial Measures were relatively new, it remains uncertain as to the interpretation, application, and enforcement of the Overseas Listing Trial Measures and how they will affect our operations in China and our future capital raising activities. If any of these occurrences result in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

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

Most of the nominee shareholders of the VIEs are also beneficial owners of the Company, particularly, the sole shareholder of Wuhan Ouyue, Mr. Shaojie Chen, our founder, CEO and director, and the shareholders of Wuhan Douyu which includes Mr. Shaojie Chen and Mr. Wenming Zhang, our former co-founder. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC, particularly as it relates to litigation proceedings, is different from some other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. We cannot assure you that these contractual arrangements could be enforced as we anticipate. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.

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

The Internet content service, Internet audio-visual program services, radio and television production and operation and online culture activities that we conduct through our consolidated variable interest entities are subject to foreign investment restrictions/prohibitions set forth in the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version). It provides that, with a few exceptions, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, Internet audio-visual programs businesses, Internet culture businesses (except for music), and radio and television program production businesses.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies, including us, following periods of instability in the market price of their securities. Inolvement in a class action suit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

There is no guarantee that we will continue to pay dividend in the future, and you may need to solely rely on price appreciation of our ADSs for return on your investment.

Our board of directors approved and declared two special cash dividends in the amount of US$9.76 per ordinary share, or US$9.76 per ADS in July 2024 and in the amount of US$9.94 per ordinary share, or US$9.94 per ADS in February 2025, respectively. The aggregate amount of the dividend were approximately US$600 million. Our board of directors may declare, and our company may pay, dividends after taking into account the results of operations, financial condition, cash flow, operating and capital expenditure requirements, future business development strategies and estimates and other factors as they may deem relevant.

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

We were likely a passive foreign investment company, or PFIC, for 2024 if the value of our assets is determined by reference to our market capitalization and there is a significant risk that we will be a PFIC for 2025 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a generally passive asset for these purposes. Goodwill and other intangible assets generally are characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill or other intangible assets are attributable.

The assets shown on our balance sheet consist primarily of cash and bank deposits, and while this continues to be the case our PFIC status for any taxable year depends largely on the value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets for any taxable year may be determined by reference to the average of our market capitalization for that year. Because generally our market capitalization has declined substantially in recent years, if the value of our goodwill and other intangible assets is determined by reference to the average of our quarterly market capitalization then we were likely a PFIC for our 2024 taxable year and certain prior taxable years. Due to our declined market capitalization, there is a significant risk that we will also be a PFIC for 2025 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as non-passive assets is not entirely clear. We have not obtained any valuation of our goodwill and other intangible assets. As of December 31, 2024, we did not record any goodwill. U.S. holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Moreover, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2025 or any future taxable year.

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

In the first half of 2023, one of our domestic subsidiaries, Wuhan Yu Leyou Internet Technology Co., Ltd., started to develop the voice-based social networking business.

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

4.B. Business Overview

As a pioneer player in the industry with solid brand awareness, we are a leading game-centric livestreaming platform in China. We aim to build an integrated game-centric ecosystem of livestreaming, video, voice, graphic content and other interactive and community features. We operate our platform both on mobile apps and PC portals, through which users can enjoy immersive and interactive games and entertainment livestreaming, access to a wide array of video and graphic contents, and participate in community events and discussions.

Hisotrically, our platform attracted a large number of highly loyal and engaged user base through both organic growth and traffic acquisition. As of December 31, 2023 and 2024, we had 493.9 million and 503.3 million registered users on PC and mobile apps, respectively. Our average mobile MAUs on the mobile platform was 44.5 million for the fourth quarter of 2024, representing a 13.9% year-over-year decrease from the fourth quarter of 2023. The decrease was mainly due to competition from short-video platforms that have been investing and offering more game-related content and services. However, we believe our diverse content offerings and interactive product features allow us to retain our core users and promote their engagement level. Our average next-month active mobile user retention rate was 66.1% and 64.0% over the preceding 12-month periods as of December 31, 2023 and December 31, 2024, respectively.

After achieving substantial scale through our initial investments in user acquisition and experience, we have been proactively managing our growth to accommodate our strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of our efforts, we have strategically adjusted our streamer contract model to a combination of exclusive contract model and cross-platform content co-creation model. On the one hand, we enter into exclusive contracts with our top streamers whose performance meet our standards to ensure a consistent supply of quality content. On the other hand, we take an initiative to deploy a cross-platform content co-creation model, where streamers of our platform and other platforms will collaborate together to co-develop quality content. However, this strategic adjustment to our streamer structure has resulted in, and may continue to result in, a reduction in the size of our active users and our revenue. Even though we expect this strategic move may continue to have negative impacts to our revenue in the near-term future, we believe by fostering a healthy ecosystem with high operating efficiencies, we are able to manage our growth in a more cost-effective manner.

The passion for games and interactions among gamers and game enthusiasts extends beyond just playing. We believe China has a gamer community that is seeking interactive and engaging entertainment through game livestreaming, short video, voice, graphic content and community discussions. Despite being one of the first game-centric livestreaming platforms to make the foray into eSports, we have strategically expanded our content coverage beyond eSports and now mainly cover eSports, music, outdoor activities and talent shows to adapt to users’ evolving needs. We have strategically reduced the purchase of certain eSports tournament copyrights and will continue to selectively stream eSports touraments with a strong focus on mobile gaming and entertainment. Our average mobile game MAUs were approximately 19.3 million and 13.5 million in the fourth quarter of 2023 and 2024, respectively.

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

We employ a multi-channel monetization model. We believe the vibrant and interactive game community created on our platform drives user satisfaction, which provides diversified opportunities for user spending. Leveraging a large number of viewers and a deep pool of streamers, our monetization channels primarily include livestreaming, innovative business and advertisement. Livestreaming is our main monetization channel and mainly involves sales of a wide array of virtual gifts. Our innovative business mainly includes voice-based social networking services and game-related services, which mainly involves sales of virtual gifts and game-specific membership to users, respectively. The average MAUs of our voiced-based social networking services is 475.9 thousand in the fourth quarter of 2024. Our large and highly engaged user base attracts advertisers from a wide spectrum of industries, which has contributed to our advertising revenue. In addition, we generate a small portion of revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers.

OUR BUSINESS

Content on Our Platform

We are dedicated to providing a wide range of game-centric integrated content ranging from livestreaming, video, voice, graphic contents to community features, with a primary focus on games. We have been expanding our content offerings beyond eSports to cover more types of non-eSports games to target a wider game audience. Our diverse content offering also covers other entertainment options such as talent shows, music and outdoor activities to better serve a broad user base and cater to diverse interests.

Games

Games content has been our focus since inception. A majority of our streamers were game streamers and game streaming also contributed significantly to the total viewing hours on our platform. Our sizable user base, deep pool of streamers and strong brand awareness allow us to secure coveted game content. To realize our long-term healthy development, we will proactively identify new trending games and cultivate high-potential streamers of popular mobile games in a cost-effective manner.

Our dynamic game streaming content includes eSports games, as well as other games genres such as role-playing games, simulation games, console-based games and casual games.

Coveted Access to Premium Game Content

As game content is primarily accessible online, game developers and publishers have been cooperating with livestreaming platforms to promote the awareness and popularity of newly published games. As a result, we may be essentially positioned to help connect downstream users with upstream game developers. We believe livestreaming platforms such as our platform played a significant role in the commercial success of some of the major games. This mutually beneficial relationship has solidified our partnerships with major game developers and publishers.These partnerships give us access to premium quality game content that attracts a number of enthusiastic viewers to our platform.

We differentiate ourselves from other platforms streaming game content by creating our proprietary content involving popular streamers for better viewing experience. We believe that our proprietary content and features provided will further increase the popularity of games. On our official streaming channel, we produce commentary programs during, before and after matches to provide live commentary, informed match previews and post-match reviews by professional players. In addition, our platform has incorporated an on-demand playback function and developed a series of relevant video clips, graphics and community discussions, all tailored to satisfying viewer demand and improving the viewing experience.

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

Non-eSports Games

We have been expanding our content offerings beyond eSports to cover more types of non-eSports games. We endeavor to cover more game genres, deepen cooperation with more game developers and strengthen the operation management of each game by leveraging our integrated content. Since non-eSports gaming content is better-viewed in the graphic and video format, we have upgraded our products to integrate livestreaming, video, graphics with community features for better user experience.

Organization of Game Tournaments

We organize our own gaming tournaments, whose participants are often our streamers and viewers, as well as streamers from other platfroms, which add on to the interactive nature of our platform and enhance the user experience. For example, in some of these self-organized tournaments, our streamers lead teams formed by our viewers to compete with each other. We livestream these tournaments and promote them by partnership with certain media outlets. Our self-organized eSports tournaments further expand our content offering and bring monetization opportunities of selling sponsorship rights to third-party sponsors.

Other entertainment content

To accommodate our users’ diverse interests and retain our strong game-centric traffic, we have expanded our content to include a wide spectrum of livestreaming and voice-based entertainment options, such as talent shows, music, outdoor and travel. This helps promote our brand, attract a diverse user base, increase user monetization potential and drive user engagement and retention.

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

Our Users

We have a large and engaging young user base with willingness to spend and share on social networks. As of December 31, 2023 and 2024, we had 493.9 million and 503.3 million registered users on our PC and mobile apps, respectively. Our average mobile MAUs decreased from 51.7 million in the fourth quarter of 2023 to 44.5 million in the fourth quarter of 2024, primarily due to competition from short-video platforms which have been investing and offering more game-related content and services.Due to the same reason, our average mobile game MAUs were approximately 19.3 million and 13.5 million in the fourth quarter of 2023 and 2024, respectively.Our user base is also loyal and highly engaged. In 2024, our average next-month active mobile user retention rate was 64.0%, and was 66.1% in 2023. We strive to cultivate the paying habits of our users. Our quarterly average paying users were 3.7 million and 3.3 million in the fourth quarter of 2023 and the fourth quarter of 2024, respectively. We have experienced in the past and may continue to experience decrease in our paying users due to our cost-effective operating strategies of focusing on maintaining core paying users under the prolonged soft macroeconomic enviornment.

Given the lifestyle of younger generations, our users tend to be young individuals who enjoy games and other visual and audio entertainment content through livestreaming, while socializing with others on a real-time basis. We target a young user base by establishing our brand in comprehensive gaming content and offering features popular among the younger generation on our platform. We believe their willingness to spend more time and to pay grows in parallel with their income as they age.

Our Streamers

Our streamers are the primary source of new content on our platform. A majority of our registered streamers and exclusive streamers were game streamers who are professional or recreational game players that enjoy playing games and sharing their skills and insights. Our streamers also include self-made entertainers such as singers who can utilize our platform to showcase their skills, talents and ideas. Being a social phenomenon in China, streamers are similar to key opinion leaders or social icons who have gained popularity among the younger generation. As the population of streamer population grows and their needs to commercialize their popularity continue to rise, we believe we can serve as the medium to facilitate the monetization of this social phenomenon.

We entered into exclusive contracts with our top streamers whose performances meet our standards. In addition, we entered into collaborative agreements with talent agencies which are associations of streamers that organize streaming activities for their member streamers and promote them. Talent agencies provide us with a diversified pool of streamers. Since 2024, we have also been exploring a cross-platform content co-creation model, as well as a flexible non-exclusive contract model. For details, please refer to “—Streamer Engagement.”

Streamer Engagement

Our platform engages streamers primarily in three ways: (i) exclusive contracts with streamers directly or through tri-party contracts among us, steamers and their talent agencies; (ii) cross-platform content co-creation model; and (iii) self-registration by streamers.

Exclusive Contract Model

We primarily enter into exclusive contracts with top individual streamers directly, or through tri-party contracts among us, certain top individual streamers and the talent agencies to which such streamers belong. The exclusive contract model is an important way to recruit and retain high-quality streamers.

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

We have the right to commercialize the streamers and the content they produce as our intellectual property under the exclusive contract model. We promote and monetize the popularity of our exclusive streamers through online and offline commercial activities. The typical contract term is three to five years since our inception and may be renewable upon mutual consent. Since 2024, term of most of the renewed contracts is one year. After signing, we are responsible for arranging commercial activities for them. Under this contract model, we may establish certain performance-based target for the exclusive streamers. Utilizing our big data analytic capabilities, we allocate the livestreaming hours for these streamers to match user activity levels to maximize our operational efficiency. We may also provide guidance over the content streamed by exclusive streamers. We have dedicated teams that focus on signing exclusive streamers broadcasting different genres of content to diversify our content offering.

Cross-platform Content Co-creation Model

We may enter into cooperation agreements with other livestreaming platforms to co-create or share content created by streamers from both platforms. At the current stage, we are exploring this experimental model and the revenue and user traffic generated from this model are insignificant to both our platform and our partner platform.

Self-Registration Model

A large number of streamers self-registered on our platform to share their enthusiasm in games. The self-registered streamers are usually attracted to our platform by virtue of our reputation and scale. They form a large talent pool providing steady supply of future popular streamers.

Streamer Discovery and Development

With the help of our comprehensive performance metric analytical system, we identify streamers with potential. These metrics include the quality of a streamer’s content, activity levels and user engagement. After identifying streamers with potential, we put them into different categories according to the demographics that they likely will appeal to and help direct traffic from their target users. If these streamers perform well after a monitoring period, we may consider to sign exclusive contracts with them and help further promote them.

Leveraging our unique industry insights and proprietary big data analytics capabilities, we establish development plans for streamers which not only optimize the content they produce, but also help guide the streamers to focus on trendy topics and increasing the streamers’ positive public exposure. We promote streamers’ content on and outside of our platform, boost their popularity through traditional media channels and provide them with opportunities to attend online and offline activities where they can further increase public exposure.

Streamer Retention

We retain our streamers by maintaining the attractiveness of our platform. Our streamers enjoy broad exposure to the user base on our network. We also invest in streamers’ professional development by providing online and offline promotion activities to propel them to greater stardom.

We take steps to mitigate the risk of losing our streamers to other platforms. For every streaming genre or section, we have several popular streamers that are in friendly competition with each other to avoid a monopoly by one streamer. This also helps to attract viewers who may be viewing at different times of the day. We also try to discover and cultivate emerging streamers to continuously replenish our streamer base. Our streamers are also subject to certain non-compete clauses during or after the contract period.

Monetization Opportunities

We generate revenue through sales of virtual gifts during livestreaming, innovative business, advertisement services and others.

Livestreaming

We derive a substantial portion of our revenues from livestreaming, mainly from the sale of virtual gifts. In 2022, 2023 and 2024, we generated RMB6,797.3 million, RMB4,799.0 million and RMB3,073.9 million (US$421.1 million) respectively from livestreaming, representing 95.6%, 86.8% and 72.0% of our total net revenues for the same periods. In 2024, we had a total of 6.1 million annual paying users, and 5.6 million annual mobile paying users.

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

To navigate market dymanics, we have been proactively managing our livestreaming business to accommodate our strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of these efforts, we have been implementing “cost-effective operating strategies”, where (a) we have adjusted certain interactive features and operational activities in our livestreaming business with the goal of discouraging excessive user consumption and irrational user consumption patterns on the platform since the beginning of 2022, and (b) we have been focusing on live-streaming activities with high operating efficiencies. Additionally, we have been shifting our attention towards (a) optimizing our streamer structure, and (b) cultivating paying users who exhibit stronger user stickiness and a willingness to pay. In 2024, we continued to execute our cost-effective operating strategy under the prolonged soft macroeconomic environment and competition from short-video platforms focused on maintaining the size of our core paying users by offering more affordable virtual gifts to encourage their consistent spending behavior. As a result, the decreases in both number of paying users and average revenue per paying user led to a year-over-year decrease in our livestreaming revenue.

Innovative business, Advertisement and Others

We generate revenues from innovative business, advertisement and other services, including voice-based social networking services, game-related services, brand advertisements, game advertisements and to a lesser extent, game distribution and other game-related services. Our innovative business, advertisement and other revenue was RMB310.9 million, RMB731.4 million and RMB 1,196.9 million (US$164.0 million) respectively in 2022, 2023 and 2024, which constituted approximately 4.4%, 13.2% and 28.0% of our total revenues for the same periods.

Innovative business

Our innovative business mainly include voice-based social networking services and game-related services as key components of our revenue diversification strategy.

Voice-based Social Networking Services

We offer voice-based social networking services through a separate app since the first half of 2023, where we provide chatroom livestreaming services and facilitate other forms of audio-based interactions. The hosts are able to connect with users via their chatrooms – hosts and users are able to interact through audio on a real time basis, and users are able to purchase and send virtual gifts as a gesture of appreciation or support to the host. The average MAUs of our voiced-based social networking services is 475.9 thousand in the fourth quarter of 2024. We monetize voice-based social networking service through sales of virtual gifts, and to a lesser extent, subscription-based membership services and virtual customization options.

Game-related Services

Our game-related service is designed to meet users’ evolving needs for in-game items. Users who purchase gaming memberships on our platform receive loyalty points and can earn additional points by completing platform-based tasks. These points can be redeemed for game props purchased from game developers and exclusive platform benefits during select livestreaming sessions. We have deep collaboration with game developers and promote game props sales such as game-specific memberships, through streamers, content creation and operational activities.

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

Others

We generate a small portion of our revenues from other services, such as game distribution services. With many of our audience being gamers, we believe our platform is a prime gateway for distributing games from developers and publishers to their target customers. Based on revenue-sharing contracts with developers and publishers of mobile and web-based games, we usually receive fees based on transaction volume our platform relating to the games we distribute. These revenue-sharing arrangements are usually in the form of collaborative frameworks for a period of time, which may be renewed in good faith upon expiration.

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

Purchasing and gifting. Viewers can purchase various virtual gifts on our platform with virtual currencies and send them to streamers. In addition, we offer features such as “Streamer Tailor-made Gifts” that allow popular streamers to design unique gifts to be purchased by their followers. See “—Monetization Opportunities—Livestreaming.” Purchases and payments may also be made through third-party platforms.

Other social features. We also develop new products and features to enhance user experience and increase user engagement. We introduced new tab called Buzz (“动态”) on the main interface of the Douyu App in November 2023, providing users with real-time updates on streamers they follow. Each livestreaming room is embedded with a plug-in, namely Hot Chat (“热议”), which collects and displays all the hot topics and user posts on our platform. In addition, our users, streamers and game developers may join Yu Bar (“鱼吧”) is a short- blogging community where all participants can interact with each other by posting and replying to short blogs.

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

Cloud-based Network Infrastructure

Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party audio-and video-enabled real-time online interactions. We own several servers that are hosted in one Internet data centers in China, and engaged multiple industry leading cloud service providers in China to maintain our network infrastructure. Our cloud-based network infrastructure provides quality data delivery and allows multiple users to interact online from anywhere in China easily and with minimal delay.

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

We developed the following mechanisms to monitor the content on our platform:

●	AI-backed Automatic Detection Process. We utilize an automatic system to monitor our platform and the data generated in our system for sensitive key words or questionable materials on a real-time basis. The text identification system screens text content based on preset key words and an anti-spam system; the picture identification system screens picture content based on optical character recognition and illegal content detection; and the audio identification system screens audio content by converting it into text content and analyzing for illegal content. We have also developed an in-house proprietary monitoring system that takes screenshots of our livestreaming channels every 10 seconds based on our “smart” image detection technology. We further shorten the screenshots frequency on popular and pan-entainament livestreaming channels up to every 2 seconds this year, as part of our effort to further enhance content monitoring procedures. Our system has machine learning capability and will update our database automatically.
●	Manual Review. All of the automatic detection results that are escalated are reviewed by our content monitoring staff manually. We have a dedicated content monitoring team who also proactively check our rooms on a 24/7 basis for inappropriate or illegal content. In addition, we provide timely and frequent trainings to our content monitoring team.
●	Self-regulation system by streamers, room managers. We require streamers and room managers to monitor the content in their rooms and ensure that their rooms’ content complies with our terms of service. We provide streamers and room managers with administrative accounts, which give them special privileges such as forcibly removing or banning viewers from the room. Streamers and room managers are incentivized to ensure the compliance of their room with our terms of service pursuant to our policies.
●	Report by users. Our users are encouraged to report any noncompliance of our terms of service via the “report” button on our website and mobile apps. We review users’ reports on a 24/7 basis and strive to resolve each report within 90 seconds. Reporting users are entitled to awards in the form of our virtual currency, should their reports be considered valid.

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

Our Relationship with Tencent

Tencent became a shareholder of Wuhan Douyu, one of our wholly-owned subsidiaries, in April 2016 when it purchased certain of Wuhan Douyu’s shares through Linzhi Lichuang, an entity controlled by Tencent. Tencent subsequently increased its investment in Wuhan Douyu by purchasing shares in Wuhan Douyu’s subsequent rounds of financing and in our company by subscribing for Series E Preferred Shares. As of March 31, 2025, Tencent holds approximately 40.0% of our total outstanding ordinary shares through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, representing 40.0% of our total voting power. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

On December 20, 2017, we and Tencent, through our respective PRC affiliated entities, entered into a strategic cooperation agreement (the “SCFM”), which became effective on January 31, 2018 and was subsequently replaced by the Amended and Restated SCFM dated April 1, 2019 and further renewed on June 4, 2024. Pursuant to the Amended and Restated SCFM, the parties agreed to pursue strategic cooperation in various areas of game livestreaming, advertisement and game distribution. We plan to promote content related to games owned by or licensed to Tencent at certain prominent places of our platform. The specific location, content, and operations of the cooperation between Tencent and us are subject to further negotiation pursuant to market principles. The Amended and Restated SCFM has a term of three years, which may be renewed if certain conditions are met. We also use CDN, P2P streaming technologies, online payment and website technology support services provided by Tencent and engage in other related party transactions with Tencent. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

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

In addition to word-of-mouth marketing, we also promote our brand awareness by sponsoring leading eSports teams and organizing proprietary eSports tournaments.

Competition

The game-centric content offering service is an emerging industry in China. As one of the leading players in this market, we face competition from providers of similar services, and other online entertainment platforms. Other game-centric livestreaming competes directly with us for viewers and streamers. In addition, we compete with other large video streaming platforms, short or medium video platforms, social media platforms and other platforms offering online game-related content and services, as well as online entertainment. We believe that our ability to compete effectively for users depends upon many factors, including the quality and variety of our content, user experience on our platform, retention of popular streamers, capability to adjust to changes in technology and customer tastes and the strength of our brands.

Licenses and Approvals

The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and VIEs are required to obtain to carry out our operations in China.

License	Entity Holding the License	Type of the Entity	Regulatory Authority
License for Value-added Telecommunications Business	Wuhan Douyu	VIE	Communications Administration of Hubei Province

License for Online Culture Business	Wuhan Douyu	VIE	Bureau of Culture and Tourism of Wuhan Municipality

License for Commercial Performance	Wuhan Douyu	VIE	Administration Committee of Wuhan East Lake High-Tech Development Zone

License for Production and Operation of Radio and Television Programs	Wuhan Douyu	VIE	Administration for Radio and Television of Hubei Province

License for Online Transmission of Audio-visual Programs	Wuhan Ouyue	VIE	National Radio and Television Administration

License for Production and Operation of Radio and Television Programs	Wuhan Ouyue	VIE	Administration for Radio and Television of Hubei Province

License for Online Culture Business	Wuhan Ouyue	VIE	Bureau of Culture and Tourism of Wuhan Municipality

License for Commercial Performance	Wuhan Ouyue	VIE	Administration Committee of Wuhan East Lake High-Tech Development Zone

License for Value-added Telecommunications Business	Wuhan Ouyue	VIE	Communications Administration of Hubei Province

License for Commercial Performance	Douyu Yule	Wholly Foreign- owned Enterprise	Bureau of Culture and Tourism of Wuhan Municipality

License for Commercial Performance	Yuxing Tianxia	Subsidiary of Wholly Foreign- owned Enterprise	Bureau of Culture and Tourism of Wuhan Municipality

License for Value-added Telecommunications Business	Wuhan Yu Leyou Internet Technology Co., Ltd.	Subsidiary of Wuhan Ouyue	Communications Administration of Hubei Province

Intellectual Property

We regard our proprietary domain names, copyrights, trademarks, trade secrets and other intellectual property as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2024, we had registered:

●	590 trademarks in China, including the logo for douyu.com;
●	65 domain names, including douyutv.com, douyu.tv and douyu.com;

●	584 patents in China; and
●	110 software copyrights in China, relating to all of our online communities and other products.

As of December 31, 2024, we had 12 pending trademark applications in China. As of December 31, 2024, we have submitted 777 pending patent applications independently or jointly with third parties in China. Substantially all of our intellectual property is owned by Wuhan Douyu, and certain trademarks, copyrights and domain names are owned by Wuhan Ouyue for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. Douyu Yule obtained certain patents and copyrights in 2022, 2023 and 2024, respectively.

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

On September 6, 2024, the Ministry of Commerce and the NDRC promulgated the Special Administrative Measures for Entrance of Foreign Investment, or the Negative List, which came into effect on November 1, 2024. Pursuant to the Negative List, foreign investors should refrain from making investment in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited.”

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

Regulations Relating to Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and last amended on January 20, 2025, regulate provisions of Internet information services in the PRC. According to the ICP Measures, Internet information services refer to provisions of information through the Internet to online subscribers, including commercial and non-commercial services. Pursuant to the ICP Measures, commercial Internet information service providers shall obtain ICP Licenses from relevant PRC local authorities before engaging in commercial Internet information services in China. In addition, according to applicable PRC laws, administrative regulations or rules, providers of Internet information services in respect of news, publishing and education shall obtain the consent of the relevant competent government authorities before applying for operating permits or carrying out record-filing procedures.

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

On March 7, 2025, the CAC, the MIIT, the Ministry of Public Security and the NRTA jointly issued the Measures for Labelling Artificial Intelligence-generated or Synthetic Contents, which will take effect on September 1, 2025. These measures impose content labelling obligations on internet information service providers. Under the new regulations, providers will be required to include implicit labels in the metadata of documents containing synthetic content and implement measures to regulate the dissemination of AI-generated synthetic content.

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

The Regulations for the Administration of Audio and Video Products, as released by the State Council in August 1994 and last amended in January 2025, require that the publication, production, duplication, importation, wholesale, retail and renting of audio and video products are subject to a license issued by competent authorities.

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

In June 2024, the CAC released the Provisions on the Governance of Cyberviolence Information, which took effect on August 1, 2024. According to the provisions, Internet information service providers shall take responsibility for the governance activities of cyberviolence information, including but not limited to establishing and improving the governance mechanism of cyberviolence information, improving the systems of user registration, account management, personal information protection, information release review, monitoring and early warning, and identification and handling. Internet information service providers shall strengthen their management of user account information, provide the assistance in authenticating account information for the relevant subjects who are victimized by cyberviolence information, prevent and stop counterfeiting, imitation or maliciously association with relevant subjects for illegal registration or release of information. Internet information service providers shall formulate and publicize management rules and platform conventions, execute service agreements with users, clarify the rights and obligations relating to the governance of cyberviolence information, and fulfill their governance responsibilities in accordance with the law. If cyberviolence involves minors, internet information service providers shall give priority to dealing with these reports.

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

Pursuant to the PRC Minors Protection Law (2024 Revision) which became effective on April 26, 2024, providers of network products and services may not provide minors with products or services that induce addictive usage. Providers of network services such as online games, network livestreaming, network audio and video, and social networking shall set up corresponding time management, authority management, consumption management and other functions for minors who use their services.

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

Regulations on E-Commerce Activities

On August 31, 2018, the SCNPC promulgated the E-commerce Law, or the PRC E-commerce Law, which became effective on January 1, 2019. The E-commerce Law clarifies the obligations of the e-commerce platform operators. On March 15, 2021, the SAMR issued the Measures for the Supervision and Administration of Online Transactions, or the Online Transaction Measures, which became effective on May 1, 2021 and was recently amended and will become effective on May 1, 2025. The Online Transaction Measures further emphasize, among others, that e-commerce platform operators are required to establish mechanisms to inspect and monitor products and services provided by the merchants, and shall submit the identity information of those merchants to the local branches of the SAMR.

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

To comply with the above laws and regulations, we have developed and continuously upgraded the mechanisms to monitor the content on our platform, such as AI-backed automatic detection process, manual review, self-regulation system by streamers and room managers and report by users, see “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.”

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

On September 24, 2024, the CAC published the Measures on Network Data Security Management, or the Measures for Network Data Security, which provides that network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and require network data processors to take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, the Measures for Network Data Security allow network data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. The Measures for Network Data Security also establish certain obligations of online platform service providers, including offering users an option to turn off personalized recommendations. However, the Measures for Network Data Security remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and how we will be affected.

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

In 2014, the SAFE decided to further reform the foreign exchange administration system to satisfy and facilitate the business and capital operations of foreign-invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. The SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and last amended on March 23, 2023, which replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to Renminbi on a discretionary basis, and the Renminbi capital so converted can be used for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise. Nevertheless, Circular 19 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Further, in June 2016, the SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are not restricted from extending loans to related parties or repaying the intercompany loans (including advances by third parties).

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

Regulations Relating to Tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC Enterprise Income Tax Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the PRC Enterprise Income Tax Law, which was effective in 2008 and was last amended in January 2025.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Taxation Administration in April 2009 and amended in 2017 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises,” or the SAT Circular 82, clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10% when paid to non PRC resident enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011. Such administrative measures further provide guidance on residence status determination and post-determination administration as well as the relevant procedures for competent tax authorities.

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

Withholding Tax on Dividend

A PRC resident enterprise which distributes dividends to its non-PRC resident shareholders should withhold PRC income tax at a rate of 10% according to PRC law. However, pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, if the beneficial owner of the dividends is a Hong Kong resident enterprise, which directly holds at least 25% of the equity interest of the aforesaid enterprise (i.e., the dividend distributor), the tax levied shall be 5% of the distributed dividends. Meanwhile, the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties has stipulated some factors that are unfavorable to the determination of “beneficial owner,” particularly in the case of holding companies.

In addition, pursuant to the Circular of the State Taxation Administration on Relevant Issues Relating to the Implementation of Dividend Clauses in Tax Treaties, which was issued by the SAT on February 20, 2009, for a tax resident of the counterparty to the tax treaty to be entitled to such tax treatment specified in the tax treaty with respect to the dividends paid to it by a PRC resident company, all of the following requirements should be satisfied: (i) the tax resident who obtains dividends should be a company as provided in the tax treaty; (ii) the equity interests and the voting shares of the PRC resident company directly owned by such tax resident is at least a specified percentage; and (iii) the capital ratio of the PRC resident company directly owned by such tax resident is at least the percentage specified in the tax treaty at any time within 12 months prior to acquiring the dividends.

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

On April 25, 2024, the SAMR issued the Anti-monopoly Compliance Guideline (2024 Version) for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish Anti-monopoly compliance management systems to prevent Anti-monopoly compliance risks.

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

On May 6, 2024, the SAMR issued the Interim Provisions Against Unfair Competition in Cyberspace, which aims to regulate the unfair competition behaviours of business operators through Internet and other information networks. According to these provisions, business operators should not use any technical means to impede, interfere or conduct unfair competition behaviours.

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

DouYu International Holdings Limited
(Cayman)
100%
DouYu Network Inc.
(BVI)
100%
DouYu Hongkong Limited
(Hong Kong)
Outside China
Inside China
Wuhan Douyu Culture Network
Technology Co., Ltd.
("Douyu Yule")
100%
100%
Wuhan Yuxing Tianxia
Culture Media Co., Ltd.
"Yuxing Tianxia"
Wuhan Yuyin Raoliang
Culture Media Co., Ltd.
"Yuyin Raoliang"
Wuhan Ouyue Online TV
Co., Ltd.
"Wuhan Ouyue"
Wuhan Douyu Internet
Technology Co., Ltd.
"Wuhan Douyu"
99.99%
Wuhan Yu Leyou Internet
Technology Co., Ltd.
Direct Ownership
Contractual Arrangements

Notes:

(1)	The sole shareholder of Wuhan Ouyue is Mr. Shaojie Chen, our founder, CEO and director.
(2)	The shareholders of Wuhan Douyu and their relationship with our company are as follows: (i) Mr. Chen (50.23%), our founder, CEO and director; (ii) Linzhi Lichuang (18.98%), an affiliate of Nectarine, one of our shareholders; (iii) Beijing Fengye (13.16%), with 99.99% of its interests owned by Wuhan Ouyue; (iv) Beijing Phoenix (8.08%), an affiliate of Phoenix Fuju Limited, one of our shareholders; (v) Mr. Wenming Zhang (3.92%), our co-founder, and (vi) Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership) (5.63%), with 99.99% of its interests owned by Wuhan Ouyue.

Contractual Arrangements with The VIEs and The VIEs’ Respective Shareholders

Currently, our business in China are operated primarily through Wuhan Douyu and Wuhan Ouyue due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other Internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Telecommunications Services,” “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Transmission of Audio-Visual Programs,” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Game Operation.” We are a company incorporated in the Cayman Islands. Douyu Yule, our PRC subsidiary, is considered as a foreign-invested enterprise. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Wuhan Ouyue and Wuhan Douyu, the VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we consolidate their operating results in our consolidated financial statements under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Wuhan, China. As of December 31, 2024, we have leased office space with an aggregate area of approximately 14,433.5 square meters, of which approximately 14,273.5 square meters are in Wuhan and approximately 160.0 square meters are in Shanghai. Our physical servers are primarily hosted at Internet data centers owned by major domestic Internet data center providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to adjust space as needed to accommodate our operation focus.

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

5.A. Operating Results

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s game-centric livestreaming industry, which include:

●	China’s overall economic growth;
●	the usage and penetration rate of mobile Internet and mobile payment;
●	the growth and competitive landscape of China’s livestreaming market, especially game-centric livestreaming market;
●	the growth of China’s online gaming market; and
●	governmental policies and initiatives affecting China’s livestreaming industry, including game livestreaming.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

After achieving substantial scale through our initial investments in user acquisition and experience, we have been proactively managing our growth to accommodate our strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of our efforts, we have strategically adjusted our streamer contract model to a combination of exclusive contract model and cross-platform content co-creation model. On the one hand, we enter into exclusive contracts with our top streamers whose performances meet our standards to ensure a consistent supply of quality content. On the other hand, we take an initiative to deploy a cross-platform content co-creation model, where certain of our streamers will collaborate with other platforms to co-develop quality content. In addition, despite being one of the first game-centric livestreaming platforms to make the foray into eSports, we have strategically expanded our content coverage beyond eSports and now mainly covers eSports, music, outdoor activities, and talent shows to adapt to users’ evolving needs. We have strategically reduced the purchase of certain eSports tournament copyrights and will continue to selectively stream eSports touraments with a strong focus on mobile gaming and entertainment. However, these strategic adjustments have resulted in, and may continue to result in, a reduction in the size of our active users and our revenue. Even though we expect these strategic changes may continue to have negative impacts to our revenue in the near-term future, we believe by fostering a healthy ecosystem with high operating efficiencies, we are able to manage our growth in a more cost-effevtive manner.

Our ability to maintain our user base and enhance our user engagement

Our ability to effectively maintain our user base will affect the growth of our business and our revenue. We have a large and highly engaged user base, which is core to our revenue growth. As of December 31, 2023 and 2024, we had 493.9 million and 503.3 million registered users, respectively. Our average mobile MAUs decreased from 51.7 million in the fourth quarter of 2023 to 44.5 million in the fourth quarter of 2024, primarily due to competition from short video platforms which have been investing and offering more game-related content and services. In addition, as a result of our strategic adjustments that were recently implemented, we have resulted in, and may continue to result in, a reduction in the size of our active users and our revenue.

Furthermore, we historically focused on the number of active users, which encompasses the number of users who visited our platform through either PC or mobile app at least once in a given period. As a result of the evolving user behaviors observed on game-centric livestreaming platforms with a greater emphasis on mobile devices over PCs, our management is focusing more on mobile apps and mobile users from an operational perspective, and uses the number of active mobile users to track the scale and engagement of our users. Due to the purchase of broadcasting rights of key eSport official tournaments (such as League of Legends) that attracted some of the PC users back to our platform, the PC MAUs increased from 36.7 million for the fourth quarter of 2022 to 42.8 million for the fourth quarter of 2023. Such figure then decreased to 25.7 million for the fourth quarter of 2024, which was mainly attributable to our reduced operating activities in maintaining PC users. The average next month active user retention rate for PC users decreased from 29% in 2022 to 26.3% in 2023 and then slightly decreased to 25.2% in 2024, which was mainly due to our reduced operating activities in maintaining loyal PC users.

Our user base and level of user engagement help us retain popular streamers who produce quality content. The curated content and interactive features of our platform help retain users and encourage user participation, which is related to our livestreaming revenue. Our game livestreaming combined with a broad range of other entertainment contents have been effective in maintaining user traffic and user spending. In addition, the game-centric user base of our platform enable us to establish cooperations with game developers and other participants of the game industry. Our ability to maintain our user base, as well as maintain and enhance user engagement, depends on, among other things, our ability to retain quality streamers, continually produce quality content, maintain our pivotal position in the evolving game industry in China, and continually improve our users’ entertainment experience through technological innovation.

Our ability to retain popular streamers and to enhance the quality of our content

Popular streamers are critical to maintaining our user base and enhancing user engagement. The high quality content generated by our streamers increases the vibrancies of our user community and in turn may drive the growth of our revenue across livestreaming, advertisement and game distribution. We adopt a flexible streamer contract mechanism that integrates an exclusive contract model with a cross-platform content creation model. For the streamers who possess large fan bases, generate significant user traffic, and/or exhibit exceptional revenue-generating capabilities in their streaming genres or sections, we typically enter into exclusive contracts with them. As of December 31, 2024, we had entered into exclusive contracts with over 24,600 streamers, which in aggregate contributed to 75.3% of total viewing hours on our platform in 2024 and 66.6% of the live-streaming revenue during that year. We also take an initiative to deploy a cross-platform content co-creation model, where certain of our streamers will collaborate with other platforms to co-develop quality content. We will continue to nurture and promote our streamers through our comprehensive streamer development system. Our ability to retain popular streamers depends on, among other things, our brand awareness, size and engagement of our user base, the support from our platform, and monetization opportunities.

Our ability to capitalize on the game industry

We believe our platform is strategically positioned to benefit from the development of the game industry in China. Our average mobile game MAUs were approximately 19.3 million and 13.5 million in the fourth quarter of 2023 and 2024, respectively. Leveraging our early-mover advantage in eSports in China, we have built a platform that is appealing to game streamers, game developers and publishers of various game types, as a result of our broad user reach, high user engagement, strong brand awareness, and attractive monetization opportunities.

We expect to continue to source and promote more premium game-centric content on our platform. Our ability to secure premium game-centric content allows us to retain users, and also allows us to enhance our user engagement, increase our users’ willingness to pay, extend the lifespan of the related games, and strengthen our brand awareness among all participants in the game industry, which drives the growth of our business in the long term.

Our ability to strengthen monetization capabilities

We generate revenue from a diverse range of monetization channels including (i) livestreaming and (ii) innovative business, advertisement and others. Our livestreaming revenue is primarily driven by the number of paying users and ARPPU. Our annual paying user base was 10.1 million in 2023 and 6.1 million in 2024. Our quarterly average paying users were 3.7 million and 3.3 million in the fourth quarter of 2023 and 2024, respectively. Our quarterly ARPPU were RMB278 and RMB246 in the fourth quarter of 2023 and 2024, respectively. We intend to retain popular streamers, provide more quality content, diversify user paying scenarios on our platform, and enhance interaction between streamers and viewers to increase user willingness to pay. We have experienced in the past and may continue to experience a decrease in our paying users due to our cost-effective operating strategies focusing on maintaining core paying users according to market dynamics or a diluted paying user base as compared to total MAUs.We provide effective and targeted advertising solutions. We will continue to innovate our advertising methods, as well as to improve advertisement efficiency. We will monitor market developments and consider deepening our partnerships with game developers and publishers on game distribution.

Under our revenue diversification strategy, we further explore other monetization channels through our innovative business, including voiced-based social networking services and game-related services. The revenue of our voice-based social networking service in 2024 is 813.1 million and the average MAUs is 475.9 thousand in the fourth quarter of 2024. We will continue to invest in various marketing intiatives to attract more users to our innovative business, and develop and offer more revenue-generating products to enhance monetaztion capabilities.

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

Our ability to achieve greater cost efficiency also depends on our ability to efficiently manage and control our costs and expenses. We plan to optimize our costs structure through promoting healthy-margin livestreaming business, managing content costs and bandwidth costs, and streamlining headcounts while supporting the stable development of our business. We expect that our strategies of monetization diversification and optimization of our costs and expenses will enable us to improve operational efficiency in the short to medium run.

Key Components of Results of Operations

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in millions)
Net revenues	7,108.2	5,530.4	4,270.8	585.1
Cost of revenues	(6,118.1)	(4,846.4)	(3,947.0)	(540.7)
Gross profit	990.1	684.0	323.8	44.4
Operating (expenses) income:
Sales and marketing expenses(1)	(639.9)	(351.7)	(311.1)	(42.6)
General and administrative expenses(1)	(288.2)	(237.8)	(204.4)	(28.0)
Research and development expenses(1)	(383.1)	(276.9)	(181.7)	(25.0)
Other operating income (expenses), net	122.2	32.3	(200.2)	(27.4)
Impairment of goodwill	—	(13.9)	—	—
Total operating expenses	(1,189.0)	(848.0)	(897.4)	(123.0)
Loss from operations	(198.9)	(164.0)	(573.6)	(78.6)
Other (expenses) income, net	(80.3)	(52.9)	21.9	3.0
Interest income	129.9	285.0	263.1	36.0
Foreign exchange gain, net	—	0.1	1.2	0.2
(Loss) income before income taxes and share of income (loss) in equity method investments	(149.3)	68.2	(287.4)	(39.4)
Income tax expense	(3.5)	(1.1)	(15.4)	(2.1)
Share of income (loss) in equity method investments	62.4	(31.6)	(4.0)	(0.5)
Net (loss) income	(90.4)	35.5	(306.8)	(42.0)
Net Loss attributable to noncontrolling interest	(15.0)	—	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(75.4)	35.5	(306.8)	(42.0)
Net (loss) income	(90.4)	35.5	(306.8)	(42.0)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	434.6	93.3	72.1	9.9
Comprehensive income (loss)	344.2	128.8	(234.7)	(32.1)

Notes:

(1)	Includes share-based compensation of RMB66.7 million, nil and nil in 2022, 2023 and 2024, respectively.

Revenue

We generate revenue mainly from (i) livestreaming and (ii) innovative business, advertisement and other revenues.

The following table sets forth sources of our revenue in absolute amounts and as percentages of total net revenue for the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
Net revenues	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Livestreaming	6,797.3	95.6	4,799.0	86.8	3,073.9	421.1	72.0
Innovative business	—	—	—	—	1,015.9	139.2	23.8
Advertisement and others	310.9	4.4	731.4	13.2	181.0	24.8	4.2
Total	7,108.2	100.0	5,530.4	100.0	4,270.8	585.1	100.0

Livestreaming

We primarily generate livestreaming revenues through the sales of virtual gifts. See “Item 4. Information of the Company—4.B. Business Overview—Monetization opportunities—Livestreaming.”

To navigate market dymanics, we have been proactively managing our livestreaming business to accommodate our strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of these efforts, we have been implementing “cost-effective operating strategies”, where (a) we have adjusted certain interactive features and operational activities in our livestreaming business with the goal of discouraging excessive user consumption and irrational user consumption patterns on the platform since the beginning of 2022, and (b) we have been focusing on live-streaming activities with high operating efficiencies. Additionally, we have been shifting our attention towards (a) optimizing our streamer structure, and (b) cultivating paying users who exhibit stronger user stickiness and a willingness to pay. In 2024, we continued to execute our cost-effective operating strategy under the prolonged soft macroeconomic environment and competition from short-video platforms focused on maintaining the size of our core paying users by offering more affordable virtual gifts to encourage their consistent spending behavior. As a result, the decreased average revenue per paying user led to a year-over-year decrease in our livestreaming revenue.

Innovative business

We generate revenue from our innovative business through (i) our voice-based social networking services, mainly from the sales of virtual gifts and to a lesser extent, subscription-based membership services and virtual customization options, and (ii) our game-related services, which mainly involves sales of game-specific memberships to users. The revenue generated from our voice-based social networking services was historically classified under other revenues. In the second quarter of 2024, we re-classfied such revenue to the revenue generated from the innovative business in light of its magnitude.

Advertisement and Others

We generate advertisement revenue primarily through offering various forms of advertising services and promotion campaigns to advertisers, including (i) integrated promotion activities during livestreaming, (ii) advertisement display, and (iii) online and offline events-related advertisements. To a lesser extent, we also generate revenue from revenue sharing arrangements with game developers and publishers through game distribution,. See “Item 4. Information of the Company—4.B. Business Overview—Monetization Opportunities—Advertisement and Others.”

Cost of Revenues

Our cost of revenues consists of (i) revenue sharing fees and content cost, (ii) bandwidth cost, and (iii) other. The table below sets forth a breakdown of the components of cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
Cost of Revenues	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Revenue sharing fees and content cost(1)	5,245.9	85.7	3,878.4	80.0	3,363.1	460.7	85.2
Bandwidth cost	569.1	9.3	449.9	9.3	304.6	41.7	7.7
Other	303.1	5.0	518.1	10.7	279.3	38.3	7.1
Total	6,118.1	100.0	4,846.4	100.0	3,947.0	540.7	100.0

Note:

(1)	Include content right costs which are expensed over the streaming periods. The cost related to our voice-based social networking services was historically classified under other cost. In the second quarter of 2024, we re-classfied such cost aligned with the reclassification of revenue, the related costs were also reclassified.

Revenue sharing fees and content cost. Our revenue sharing fees represent our payment to streamers and talent agencies based on a percentage of revenue from sales of virtual items of our livestreaming services and voice-based social networking services, including virtual gifts and other subscription-based privileges. When a viewer sends a virtual gift to a streamer, we pay a certain percentage of the sales of virtual gifts to the streamers or the talent agency of which the streamer is a member. Our content cost mainly covers (i) sign-up bonus to top exclusive streamers, a monthly payment that is determined based on the streamers’ performance matrix, (ii) costs we incurred in purchasing content rights, and (iii) our investments in generating self-produced content.

Bandwidth cost. Bandwidth cost is fees that we pay to telecommunication service providers for bandwidth and content delivery-related services.

Others. Other costs include costs related to other innovative business such as game-related services and fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, depreciation of servers, cost, related to data center services, costs related to eSports teams which we invested in and other IT infrastructure expenditures.

Operating Expenses

Our operating expenses consist of (i) sales and marketing expenses; (ii) research and development expenses; (iii) general and administrative expenses; (iv) other operating income (expenses), net; and (v) impairment of goodwill.

The following table sets forth the components of our operating expenses in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
Operating Expenses	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Sales and marketing expenses	639.9	53.8	351.7	41.5	311.1	42.6	34.7
General and administrative expenses	288.2	24.2	237.8	28.0	204.4	28.0	22.8
Research and development expenses	383.1	32.2	276.9	32.7	181.7	25.0	20.2
Other operating income (expenses), net	(122.2)	(10.2)	(32.3)	(3.8)	200.2	27.4	22.3
Impairment of goodwill	—	—	13.9	1.6	—	—	—
Total	1,189.0	100.0	848.0	100.0	897.4	123.0	100.0

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel and (iii) share-based compensation. We expect our sales and marketing expenses to decrease in absolute amount as we continue to streamline our marketing personnel and prudently invest in our marketing and promotional activities for new users’ acquisition of our innovative business.

Research and Development Expenses

Research and development expenses primarily consist of (i) salaries and benefits expenses incurred for research and development personnel, (ii) rental, general expenses and depreciation expenses associated with the research and development activities and (iii) share-based compensation. We expect our research and development expenses to decrease in absolute amount as we continue to streamline our research and development personnel with the integration of AI programming capabilities

General and Administrative Expenses

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

Other Operating Income (expenses), net

Our other operating income (expenses), net primarily consists of (i)  government subsidies, which refers to funds we received from local government, (ii) Contingent litigation income (expenses), and (iii) impairment of streamer’s assets.

Other (expenses) income, net

Our other (expenses) income, net primarily consists of the impairment loss from equity method investments, and the disposal loss of cost method investments.

Foreign currency translation adjustments

Foreign currency translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income. A cumulative translation adjustment results from the translation of the financial statements of the consolidating entities within the group with functional currency other than the group’s reporting currency in Renminbi. The cumulative translation adjustment for the year ended December 31, 2024 was mainly attributable to the amount of cash and cash equivalents held at the Cayman Islands holding company level and the appreciation in Renminbi against U.S. dollar for the year ended December 31, 2024. We expect that the foreign currency translation adjustments will continue to fluctuate in accordance with the fluctuation between Renminbi and U.S. dollars in future periods.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue. Our revenue decreased from RMB5,530.4 million in 2023 to RMB4,270.8 million in 2024, mainly attributable to the decreased in our livestreaming revenue as well as advertisement and others revenues, partially offset by an increase in our innovative business.

Livestreaming revenue. Our livestreaming revenue decreased by 35.9% from RMB4,799.0 million in 2023 to RMB3,073.9 million (US$421.1 million) in 2024, which was mainly due to the decrease of our paying users from 10.1 million in 2023 to 6.1 million in 2024 and the decreased ARPPU, as a result of our continued implementation of cost-effectvie operating strategies focusing on maintaining core paying users and offering more friendly-priced revenue products under a weak consumption sentiment.

Innovative business, advertising and other revenues (formerly known as advertising and other revenues). Our Innovative business, advertising and other revenues increased from RMB731.4 million in 2023 to RMB1,196.9 million (US$164.0 million) in 2024, primarily due to the increase in revenues contributed by our innovative business, mainly consisting of voice-based social networking services.

Cost of revenues. Our cost of revenues decreased from RMB4,846.4 million in 2023 to RMB3,947.0 million (US$540.7 million) in 2024, which was mainly attributable to the decrease in our revenue sharing fees and content cost.

Revenue sharing fees and content cost. Our revenue sharing fees and content cost decreased by 13.3% from RMB3,878.4 million in 2023 to RMB3,363.1 million (US$460.7 million) in 2024. The decrease was mainly due to the decrease in revenue sharing fees which was largely in line with the decrease in livestreaming revenues, as well as the decrease in content cost. However, it is offset by the sharing fees associated with voice-based social networking services which experienced significant increase in 2024 and reclassified from other costs to this line from the second quarter of 2024, and there’s also a relatively fixed component of sharing fees that would not decreased at the same pace of revenue.

Bandwidth cost. Our bandwidth cost decreased from RMB449.9 million in 2023 to RMB304.6 million (US$ 41.7 million) in 2024, primarily due to a year-over-year reduction in peak bandwidth usage and our effective bandwidth-related cost control measures.

Gross profit and gross profit margin. As a result of the foregoing, we had gross profit of RMB323.8 million (US$44.4 million) in 2024, as compared to the gross profit of RMB684.0 million (US$96.3 million) in 2023. Our gross margin decreased from 12.4% to 7.6% during the same periods.

Total operating expenses. Our total operating expenses increased by 5.8% from RMB848.1 million in 2023 to RMB897.4 million (US$123.0 million) in 2024.

Sales and marketing expenses. Our sales and marketing expenses decreased by 11.5% from RMB351.7 million in 2023 to RMB311.1 million (US$42.6 million) in 2024. Such decrease was primarily attributable to the decrease in reduced payroll-related expenses, partially offset by the increase in marketing expenses for user acqusitions of our innovative business.

Research and development expenses. Our research and development expenses decreased by 34.4% from RMB276.9 million in 2023 to RMB181.7 million (US$25.0 million) in 2024. Such decrease was primarily due to the decreased payroll-related expenses for our R&D personnel.

General and administrative expenses. Our general and administrative expenses decreased by 14.0% from RMB237.8 million in 2023 and RMB204.4 million (US$28.0 million) in 2024, mainly due to the decrease in payroll-related expenses.

Other operating income (expenses), net. Our other operating income (expenses), net, shifted from a income of RMB32.3 million in 2023 to a loss of RMB200.2 million (US$27.4 million) in 2024. Such decrease was mainly attributable to the increased litigation fees and the increased impairment of streamers’ assets. The decrease from income to loss in other operating income (expenses), net mainly attributable to the increased impairment of streamers’ assets and, a voluntary return of RMB111,720,000 in connection with investigations by relevant government authorities against certain third-party streamers for their historical illegal activities, and the increased impairment of streamers’ assets. We voluntarily returned gains associated with certain third-party streamers’ historical illegal activities to the relevant government authorities, as we are not entitled to retain such gains under PRC laws. There remain uncertainties regarding potential future developments or regulatory investigations related to these historical activities. As of December 31, 2024, no additional liabilities have been accrued in this regard.

Interest income. Interest income consists of interests earned on bank deposits. We recorded RMB285.0 million in 2023 and RMB 263.1 million (US$ 36.0 million) in 2024, respectively. The decrease in interest income was mainly due to the decrease in our cash balance as a result of special cash dividend distribution.

(Loss) income before income tax expenses and share of income (loss) in equity method investments. As a result of the foregoing, we realized a loss before income tax expenses of RMB287.4 million (US$39.4 million) in 2024, compared with a income before income tax expenses of RMB68.2 million in 2023.

Income tax expense. We recorded income tax expenses of RMB1.1 million and RMB15.4 million (US$2.1 million) in 2023 and 2024, respectively. Such increase was primarily due to the increase in net income generated from some of our domestic companies in PRC.

Net (loss) income. We realized a net loss of RMB306.8 million (US$42.0 million) in 2024, compared with a net income of RMB35.5 million (US$5.0 million) in 2023.

Adjusted net income (loss) (non-GAAP). We realized an adjusted net loss of RMB249.2 million (US$34.2 million) in 2024, compared with an adjusted net income of RMB154.0 million (US$21.8 million) in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For the detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, please refer to “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024.

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

In addition, a Software Enterprise is entitled to an income tax exemption for two years beginning with its first year of profitable operation after offsetting tax losses incurred from prior years and a 50% reduction to a rate of 12.5% for the subsequent three years. Enterprises wishing to enjoy the status of a Software Enterprise must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential enterprise income tax rates. These enterprises will be subject to the tax authorities’ review each year as to whether they are entitled to use the relevant preferential treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential rate but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise status. Douyu Yule, Wuhan Ouyue and Wuhan Douyu obtained the Software Enterprise status in 2019, but they have not enjoyed the preferential tax treatment with such status in 2024.

In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC resident enterprises or PRC resident enterprise groups, not those controlled by PRC resident individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC resident enterprise or a PRC resident enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters. DouYu International Holdings Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that DouYu International Holdings Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC resident individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC resident individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC resident shareholders of DouYu International Holdings Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that DouYu International Holdings Limited is treated as a PRC resident enterprise.

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

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to understand and evaluate our core operating performance: adjusted operating income (loss), which is calculated as operating income (loss) adjusted for share-based compensation expenses and impairment of goodwill and intangible assets; adjusted net income (loss), which is calculated as net loss adjusted for shared-based compensation expenses, share of loss (income) in equity method investments, gain on disposal of investment, impairment loss and fair value adjustments on investments and impairment of goodwill and intangible assets; adjusted net income (loss) attributable to DouYu, which is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of loss (income) in equity method investments, gain on disposal of investment, impairment loss and fair value adjustments on investments and impairment of goodwill and intangible assets; and adjusted basic and diluted net income per ordinary shares, which is the non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

The table below sets forth a reconciliation from the GAAP measures to the non-GAAP measures for the years indicated:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in millions)
Loss from operations	(198.9)	(164.0)	(573.6)	(78.6)
Add:
Share-based compensation expenses	66.7	—	—	—
Impairment of goodwill and intangible assets(1)	—	34.0	75.5	10.3
Adjusted operating (loss) income	(132.2)	(130.0)	(498.1)	(68.3)
Net (loss) income	(90.4)	35.5	(306.8)	(42.0)
Add:
Share-based compensation expenses	66.7	—	—	—
Share of loss (income) in equity method investments	(62.4)	31.6	4.0	0.5
Gain on disposal of investment(2)	—	(5.1)	—	—
Impairment losses and fair value adjuestments on investments(2)	78.5	58.0	(21.9)	(3.0)
Impairment of goodwill and intangible assets	—	34.0	75.5	10.3
Adjusted net (loss) income	(7.6)	154.0	(249.2)	(34.2)
Net (loss) income attributable to DouYu	(75.4)	35.5	(306.8)	(42.0)
Add:
Share-based compensation expenses	66.7	—	—	—
Share of (income) loss in equity method investments	(62.4)	31.6	4.0	0.5
Gain on disposal of investment	—	(5.1)	—	—
Impairment losses and fair value adjustments on investments	78.5	58.0	(21.9)	(3.0)
Impairment losses of goodwill and intangible assets	—	34.0	75.5	10.3
Ajusted net (loss) income attributable to DouYu	7.4	154.0	(249.2)	(34.2)
Ajusted net (loss) income per ordinary share
Basic	0.23	4.82	(8.08)	(1.11)
Diluted	0.23	4.82	(8.08)	(1.11)
Ajusted net (loss) income per ADS
Basic	0.23	4.82	(8.08)	(1.11)
Diluted	0.23	4.82	(8.08)	(1.11)
Weighted average number of ordinary shares used in calculating adjusted net (loss) income per ordinary share
Basic	31,971,245	31,977,665	30,832,271	30,832,271
Diluted	31,971,245	31,977,665	30,832,271	30,832,271
Weighted average number of ADS used in calculating adjusted net (loss) income per ADS
Basic	31,971,245	31,977,665	30,832,271	30,832,271
Diluted	31,971,245	31,977,665	30,832,271	30,832,271
(1)	Impairment of goodwill and intangible assets was included in line item"impairment of goodwill" for goodwill and “other operating income (expenses), net” for streamer’s assets consolidated statements of comprehensive income (loss) in 2023 and 2024, respectively.
(2)	Gain on disposal of investment and impairment losses and fair value adjustments on investments were included in line item"Other (expenses) income, net" of consolidated statements of comprehensive income (loss).

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from our operations and contributions from our shareholders. As of December 31, 2024, we had RMB1,017.1 million (US$139.3 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and time deposits placed with banks with maturities of three months or less and money market funds stated at cost plus accrued interest.

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

The following table presents the summary of our consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in millions)
Net cash used in operating activities	(67.8)	(47.7)	(238.9)	(32.7)
Net cash (used in) provided by investing activities	(608.6)	414.2	(1,074.5)	(147.2)
Net cash used in financing activities	(109.0)	—	(2,207.0)	(302.4)
Effect of foreign exchange rate changes on cash and cash equivalents	366.0	94.8	48.8	6.7
Net (decrease) increase in cash and cash equivalents	(419.4)	461.3	(3,471.6)	(475.6)
Cash, cash equivalents and restricted cash at the beginning of the year	4,467.1	4,047.7	4,509.0	617.7
Cash, cash equivalents and restricted cash at the end of the year	4,047.7	4,509.0	1,037.4	142.1

Operating activities

Net cash used in operating activities was RMB238.9 million (US$32.7 million) in 2024. The difference between our net cash used in operating activities and our net income of RMB306.8 million (US$42.0 million) was due to decrease in account payables of RMB44.7 million (US$6.1 million), decrease in amounts due to related parties of RMB28.8 million (US$3.9 million), decrease in accrued expenses and other current liabilities of RMB5.0 million (US$0.7 million) and increase in other non-current assets of RMB15.5 million (US$2.1 million), partially offset by recognition of impairment losses of investments of RMB19.7 million (US$2.7 million) and amortization of intangible assets of RMB56.3 million (US$7.7 million).

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

Investing activities

Net cash used in investing activities was RMB1,074.5 million (US$147.2 million) in 2024 primarily due to purchases of short-term bank deposits of RMB2,990.4 million (US$409.7 million), partially offset by proceeds from disposal of short-term bank deposits of RMB1,757.7 million (US$240.8 million).

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

Financing activities

Net cash used in financing activities was RMB2,207.0 million (US$302.4million) in 2024, consisting of repurchase of ordinary shares of RMB105.5 million (US$14.5 million) and payments for dividends of RMB2,101.5 million (US$287.9 million).

Net cash used in financing activities was RMB965.0 (US$135.9) in 2023, consisting of NCI derecognized due to cancellation of one subsidiary of RMB965.0 (US$135.9).

Net cash used in financing activities was RMB109.0 million in 2022, consisting of repurchase of ordinary shares of RMB109.0 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.

We made capital expenditures of RMB24.2 million, RMB16.3 million and RMB13.1 million (US$1.8 million) in 2022, 2023 and 2024, respectively. In these years, our capital expenditures were mainly used for purchases of intangible assets such as agency contract rights and computer software, and plant and equipment such as servers and computers. We will continue to make capital expenditures to meet the expected growth of our business.

As of December 31, 2024, we also had operating lease liabilities amounting to RMB15.7 million (US$2.1 million), which were unsecured and unguaranteed.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Impairment on Investments

We hold equity method investments and investments in equity securities without readily determinable fair values. We elected to measure these equity securities without readily determinable fair values at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other income (expenses), net. We make qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount recorded as investment loss.

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

As a result, the impairment losses of equity securities without readily determinable fair value recognized in other income (loss), RMB78.5 million, RMB58.0 million and RMB19.7 million (US$2.7 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The impairment loss of equity method investments recognized in share of loss(income) in equity method investments, nil, RMB29.1 million and RMB7.1 million (US$1.0 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2023 and 2024, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

Our projections of future income and qualified tax-planning strategies are subject to change due to the macroeconomic conditions and our business development. The DTAs can be utilized in the future years to the extent of the taxable profits we make in the future, and the related valuation allowance will be reversed, which can have a material impact on our income taxes and ETR in our financial statements. We recognized valuation allowance of RMB1,064.0 million, RMB1,111.6 million and RMB811.7 million (US$111.2 million) as of December 31, 2022, 2023 and 2024, respectively.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaojie Chen	41	Founder, co-Chief Executive Officer, Director
Chao Cheng	34	Chief Operational Officer
Mingming Su	40	Chief Strategy Officer, Director
Simin Ren	29	co-Chief Executive Officer, Director
Hao Cao	45	Vice President, Director
Song Zhou	46	Director
Haiyang Yu	42	Director
Xi Cao	40	Independent Director
Zhaoming Chen	42	Independent Director
Xuehai Wang	50	Independent Director
Zhi Yan	52	Independent Director

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

Chao Cheng has served as our chief operational officer since May 2014, responsible for our operations and content management. Mr. Cheng served as the operational specialist of Shenzhen Zhangmenren Network Technology Co., Ltd. from June 2010 to April 2011 and served as the project operational manager of Hangzhou Bianfeng Network Technology Co., Ltd. from April 2011 to June 2013. Mr. Cheng graduated from China University of Geosciences (Hankou Branch) in June 2012 with a major in computer science. Mr. Cheng completed the courses for the EMBA program of Guanghua School of Management at Peking University in June 2018 and the Future Technology program of Economics and Management School at Tsinghua University in November 2024. Mr. Cheng also qualified as the Cisco Certified Internet Expert in August 2010.

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

Simin Ren has served as our co-chief executive officer since January 2025 and director since November 2023. Ms. Ren joined the Company in June 2021 and has been a vice president of the Company’s PRC entities, as well as serving as vice president of the Company from November 2023 to January 2025. Ms. Ren received her bachelor’s degree from the University of Manchester in June 2016 and her master’s degree from the University of Warwick in November 2017.

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

Xuehai Wang has served as our director since July 2019. Mr. Wang has served as the chairman of Jissbon Sanitary Products Co., Ltd. from December 1999 to August 2009 and then from August 2017 till now. Mr. Wang has also served as the president of Humanwell Healthcare (Group) Co., Ltd. from February 2003 to January 2025. Mr. Wang obtained his bachelor’s degree in Geochemistry from China University of Geosciences in July 1996. He also obtained his master degree and doctorate degree in business management from Wuhan University in July 1999 and July 2003, respectively. Mr. Wang has also completed the courses for the EMBA program at Central Connecticut State University in August 2002.

Zhi Yan has served as our director since July 2019. Mr. Yan has served as the chairman of Zall Holding Co., Ltd. since December 2002, the co-chairman and co-chief executive officer of Zall Smart Commerce Group since March 2016, and the chairman and the director of Hanshang Group since March 2019. From November 2011 to May 2022, Mr. Yan served as the chairman and director of China Infrastructure & Logistics Group Ltd. From March 2016 to March 2023, Mr. Yan has previously served as the director from March 2016 to March 2023 and re-elected as the director and chairman of the board of LightInTheBox Holding Co., Ltd. (NYSE: LITB) since August 2024. Mr. Yan served as the director of LightInTheBox Holding Co., Ltd. (NYSE: LITB). Mr. Yan has completed the courses for the EMBA program at Wuhan University in February 2008 and also completed the courses for the EMBA program in Cheung Kong Graduate School of Business in September 2013. Mr. Yan obtained his doctorate degree in Chinese History from Wuhan University in June 2018.

In November 2023, the Board of the Company formed an interim management committee consisting of Mr. Su, Mr. Cao, and Ms. Ren to manage the Company’s operations until Ms. Ren was appointed as co-Chief Executive in January 2025.

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB7.19 million (US$0.99 million) in cash to our directors and executive officers (the unpaid annual bonus is not included), and we paid an aggregate of approximately RMB2 million (US$0.3 million) cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors excepts for mandatory social insurance and commercial medical insurance. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme

We adopted a restricted share unit scheme in April 2018 which was amended and restated in April 2019, or the Amended and Restated 2018 RSU Scheme. The purpose of the Amended and Restated 2018 RSU Scheme is to recognize and reward suitable personnel for their contribution to our Company, to attract suitable personnel, and to provide incentives to them to remain with and further contribute to our Company. Under the Amended and Restated 2018 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 2,106,321 ordinary shares. As of March 31, 2025, a total of 2,075,858 RSUs corresponding to 2,075,858 ordinary shares were granted and not forfeited under the Amended and Restated 2018 RSU Scheme. The RSUs are vested by equal installment for 36 months upon our initial public offering in July 2019. 2,075,858 RSUs corresponding to 2,075,858 ordinary shares have been vested as of March 31, 2025.

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

As of March 31, 2025, other grantees under the Amended and Restated 2018 RSU Scheme as a group held 21,271 RSUs.

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

6.D. Employees

We had 819 employees as of December 31, 2024, and substantially all of our employees were based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2024:

	Number of
	Employees	Percentage
Operation and products	214	26.1
Research and development	305	37.2
Sales and marketing	44	5.4
General and administration	256	31.3
Total	819	100.0

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 30,178,859 ordinary shares issued and outstanding as of March 31, 2025.

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

Ordinary Shares
		Percentage of total	Percentage of aggregate
Directors and Executive Officers†	Number	ordinary shares	voting power***
Shaojie Chen(1)	5,441,948	18.0	18.0
Chao Cheng	—	—	—
Mingming Su	—	—	—
Hao Cao	—	—	—
Simin Ren	—	—	—
Song Zhou	—	—	—
Haiyang Yu	—	—	—
Xi Cao	—	—	—
Zhaoming Chen	—	—	—
Xuehai Wang	—	—	—
Zhi Yan	—	—	—
All Directors and Executive Officers as a Group	5,441,948	18.0	18.0
Principal Shareholders:
Entities affiliated with Tencent(2)	12,070,080	40.0	40.0
Warrior Ace Holding Limited(3)	5,441,948	18.0	18.0
Bright Valley Capital Limited(4)	1,576,000	5.2	5.2

Notes

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 30,178,859 being the number of ordinary shares outstanding as of March 31, 2025 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after the date of this annual report.

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

(1)	The number of ordinary shares beneficially owned represents 5,441,948 ordinary shares held by Mr. Chen through Warrior Ace Holding Limited, or Warrior Ace, which consists of (i) 1,197,553 ordinary shares in the form of ADSs, and (ii) 4,244,395 ordinary shares. Warrior Ace is an exempted company incorporated with limited liability under the laws of the British Virgin Islands, wholly-owned by Mr. Chen. The registered address of Warrior Ace is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Warrior Ace is beneficially owned and controlled by Mr. Chen.
(2)	Represents (i) 12,068,104 ordinary shares held by Nectarine, an exempted company incorporated with limited liability under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent, and (ii) 1,976 ordinary shares in the form of ADSs held by Distribution Pool Limited, a limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent. Tencent is a Cayman Islands exempted company listed on the Main Board of the Hong Kong Stock Exchange. The principal business address of Nectarine is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered office of Distribution Pool Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Represents 5,441,948 ordinary shares beneficially owned by Mr. Chen, our chief executive officer and director, as set forth in note (1) above.
(4)	Represents 1,576,000 ordinary shares beneficially owned by Bright Valley Capital Limited, according to the Form 13F filed by it with the SEC on February 14, 2025. The registered address of Bright Valley Capital Limited is Unit 1129, 11F, Admiralty Center Tower 2,18 Harcourt Road, Admiralty, Hong Kong.

To our knowledge, as of March 31, 2025, a total of 13,525,262 ordinary shares are held by one record holder in the United States, representing approximately 44.8% of our total outstanding shares. The holder is JPMorgan Chase Bank, N.A., the depositary of our ADS program.

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

7.B. Related Party Transactions

Transactions with Wuhan Shayu Network Technology Co., Ltd.

In 2024, we had an amount due from Wuhan Shayu Network Technology Co., Ltd. of approximately RMB5.2 million (US$0.7 million).

Transactions with Tencent

In 2022, 2023 and 2024, we provided services to Tencent’s PRC affiliated entities in relation to advertisements, game distribution and promotional activities on our platform for the total amount of approximately RMB20.4 million, RMB60.3 million, RMB48.5 million (US$6.6 million) in fees, respectively. As of December 31, 2024, we had an amount of approximately RMB68.9 million (US$9.4 million) due from certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services we provided to them.

In 2022, 2023 and 2024, Tencent provided services to us through its PRC affiliated entities in relation to CDN, P2P streaming technologies, online payment and website technology support and licensed certain copyrights to us for the total amount of approximately RMB398.1 million, RMB561.8 million and RMB473.5 million (US$64.9 million) in fees, respectively. As of December 31, 2024, we had an amount of approximately RMB212.5 million (US$29.1 million) due to certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services and copyrights they provided to us.

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

In 2022, 2023 and 2024, we received livestreaming revenue and other revenue from the equity method investee talent agencies of nil, RMB2.5 million and RMB0.5 million (US$62.7 thousand), respectively. In 2022, 2023 and 2024, we paid revenue sharing fees and content costs of RMB181.6 million, RMB105.5 million and RMB12.5 million (US$1.7 million), respectively, to the equity method investee talent agencies. As of December 31, 2024, we had an amount of approximately RMB0.1 million (US$19.5 thousand) due from equity method investee talent agencies and amount due to equity method investee talent agencies of RMB10.0 million (US$1.3million). For details, please refer to Note 18 to the consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 included elsewhere in this annual report.

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

In June 2023, we and certain of our officers were named as defendants in a putative securities class action filed in federal court in the District of New Jersey, captioned Fernandez v. Douyu Int’l Holdings Ltd., 23-cv-03161 (D.N.J.) (the “Fernandez Action”). On August 24, 2023, the court appointed lead plaintiffs in the Fernandez Action, who filed an amended complaint on November 16, 2023. The amended complaint alleges certain of our public disclosures were materially misleading in violation of the Exchange Act. On March 4, 2024, we filed a motion to dismiss the Fernandez Action in its entirety. In lieu of opposing DouYu’s motion to dismiss, lead plaintiffs filed a second amended complaint on April 4, 2024. On July 30, 2024, the parties to the Fernandez Action executed a stipulation of settlement to resolve the matter on a class-wide basis in exchange for the payment of US$2.25 million. On July 31, 2024, the lead plaintiffs filed a motion for preliminary approval of the settlement; on March 31, 2025, the Court entered order preliminarily approving the settlement.

Dividend Policy

Our board of directors approved and declared two special cash dividends in the amount of US$9.76 per ordinary share, or US$9.76 per ADS in July 2024 and in the amount of US$9.94 per ordinary share, or US$9.94 per ADS in January 2025, respectively. The aggregate amount of the dividend were approximately US$600 million.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation;
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

On April 25, 2023, Wuhan Ouyue entered into a License Agreement for Broadcasting League of Legends Matches with Tengjing Sports & Culture Development (Shanghai) Co., Ltd., (“Tengjing”) under which we purchased a non-exclusive license for broadcasting of games during the period from 2023 to 2025 for a total consideration of RMB450 million. We are currently in discussions with Tengjing to amend or early terminate the License Agreement. For details, please see “Item 3. Key Information—Item 3.D. Risk Factors—The changes in our business strategies and offerings may make it difficult to evaluate our future prospects.”

On June 4, 2024, we and Tencent further renewed our strategic cooperation agreement (the “SCFM”), which initially became effective on January 31, 2018 and was subsequently replaced by the Amended and Restated SCFM dated April 1, 2019. The renewed SCFM had substantially the same terms as the Amended and Restated SCFM and extended the term for another three years.

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

SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC resident enterprises or PRC resident enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC resident enterprises or PRC resident enterprise group and not those controlled by PRC resident individuals or foreigners, Han Kun Law Offices, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC resident enterprises, individuals or foreigners. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details regarding the determination on residence status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes even if the standards for “de facto management body” prescribed in SAT Circular 82 are applicable to us. For similar reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC resident enterprise shareholders (including our ADS holders). In addition, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax or Medicare contribution tax considerations and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

The assets shown on our balance sheet consist primarily of cash and bank deposits, and while this continues to be the case our PFIC status for any taxable year depends largely on the value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets for any taxable year may be determined by reference to the average of our market capitalization for that year. Because generally our market capitalization has declined substantially in recent years, if the value of our goodwill and other intangible assets is determined by reference to the average of our quarterly market capitalization then we were likely a PFIC for our 2024 taxable year and certain prior taxable years. Due to our declined market capitalization, there is a significant risk that we will also be a PFIC for 2025 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as non-passive assets is not entirely clear. We have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Moreover, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2025 or any future taxable year.

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

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose. There can be no assurance that our ADSs will continue to be listed, or be regularly traded, on the Nasdaq for any relevant period. If a U.S. Holder makes a mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the immediately subsequent paragraph). If we are a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election may not be available.

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

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding our PFIC status and the application of the PFIC rules to them.

Taxation of Distributions

The following is subject to the discussion regarding the PFIC rules described above.

Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions, if any, generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for any dividends-received deduction. Subject to applicable limitations, dividends paid to certain non-corporate U.S. taxpayers may in some circumstances be taxable at a preferential rate if certain conditions are met (including a minimum holding period and other requirements). However, as discussed above this preferential rate will not apply if we are a PFIC (or are treated as a PFIC with respect to a U.S. Holder under the “once a PFIC always a PFIC” rule described above) for the taxable year of distribution or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in general and in their particular circumstances.

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

Dividends will be treated as foreign-source income. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The Internal Revenue Service released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any PRC income taxes in their particular circumstances.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADS or ordinary shares if the U.S. Holder is not entitled to, or does not elect to apply, the benefits of the Treaty. As discussed above under “ —Taxation of Distributions,” the Internal Revenue Service released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming (or limit U.S. Holders’ ability to claim) a foreign tax credit. If a U.S. Holder is so precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” (and establish that status if required to do so) and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

As of December 31, 2024, we had U.S. dollar-denominated cash and cash equivalents of US$92.6 million. A 10% depreciation of the U.S. dollar against the Renminbi based on the foreign exchange rate on December 29, 2024 would result in a decrease of RMB67.6 million in cash and cash equivalents. A 10% appreciation of the U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2024 would result in an increase of RMB67.6 million in cash and cash equivalents.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 1.8%, a decrease of 0.3% and an increase of 0.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Expenses

The depositary may charge, and collect from, (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and (ii) each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, a fee of up to $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;
●	a fee of up to U.S.$0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs) or the net cash proceeds from the public or private sale of any such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or, in each case on behalf of, the depositary, us and/or any third party (which fee may be assessed against ADR holders as of a record date set by the depositary);
●	an aggregate fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such ADR holder or by deducting such charge from one or more cash dividends or other cash distributions);
●	an amount for the reimbursement of such charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge or expense from one or more cash dividends or other cash distributions);

●	stock transfer or other taxes and other governmental charges (which are payable by ADR holders or persons depositing shares);
●	a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”) and any applicable delivery expenses (which are payable by such persons or ADR holders);
●	transfer or registration expenses for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or ADR holders withdrawing deposited securities); and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

Payments by Depositary

In 2024, excluding withholding tax, we received cash payment of US$350 thousand from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2024, we used US$608.0 million of the net proceeds received from our initial public offering primarily for general corporate purposes. Subject to market conditions and management discretion, we still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the members of our interim management committee, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-4 of this annual report.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2024.

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

	Year Ended December 31,
Services	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	8,622	10,465	9,864
Audit-Related Fees(2)	—	—	—
Tax Fees(3)	—	—	—
Total	8,622	10,465	9,864
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

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

On August 30, 2021, our board of directors authorized a share repurchase program under which the Company may repurchase up to US$100.0 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on August 30, 2021, which has been concluded.

On December 29, 2023, our board of directors authorized another share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on January 1, 2024 (the “2024 Share Repurchase Program”). The allotment of US$20 million under the 2024 Share Repurchase Program was used in full in July 2024.

			Total Number of ADSs	Approximate Dollar
			Purchased as Part of	Value of ADSs that
	Total Number of ADSs	Average Price	the Publicly	May Yet Be Purchased
	Purchased	Paid Per ADS	Announced Plan	Under the Plan
Period
January 2024	104,096	8.7668	104,096	1,280,792
February 2024	67,100	7.7542	67,100	520,304
March 2024	128,895	7.4493	128,895	960,177
April 2024	419,346	7.8784	419,346	3,303,774
May 2024	168,127	9.6304	168,127	1,619,123
June 2024	347,524	10.3445	347,524	3,594,968
July 2024	521,718	16.9220	521,718	8,828,515
Total	1,798,806	9.8208	1,798,806

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

In addition, we relied on home country practice exemption with respect to Rule 5620(a) of the Nasdaq Rules, which requires a Nasdaq-listed company to hold an annual meeting of Shareholders no later than one year after the end of the company’s fiscal year-end and we did not hold an annual shareholders meeting in 2024. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM  16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

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

The head of our research and development team is responsible for the daily supervision and management of cybersecurity risks. With near 20 years of experience in network technology, he possesses extensive knowledge and skills in cybersecurity. Departments such as the technical support department are responsible for overseeing the day-to-day operations of cybersecurity risk monitoring within our group. We have engaged qualified third parties for assessment, identification, or management of material risks from cybersecurity threats annually, subject to the requirements in connection with our Level 3 certification for Information System Security Protection since 2017.

Cybersecurity Risk Management Practice

In 2024, we have not experienced any cybersecurity incidents or cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Additionally, we obtained a Level 3 certification for Information System Security Protection in 2017 in accordance with the standards promulagated by the Chinese Ministry of Public Security, a Level 3 certification for Communication Network Security Protection in 2022 in accordance with the standards promulagated by Chinese Ministry of Industry and Information Technology, and successfully completed annual assessments for the relevant security certifications in the subsequent years.

However, despite our abovementioned efforts, as the complexity of cybersecurity threats continues to evolve, there may still persist vulnerabilities in the cybersecurity risk prevention and network information system protection measures. Even with a meticulously crafted and implemented prevention mechanism, we may not be able to completely eliminate all risks from cybersecurity threats, including those risks caused by improper use of artificial intelligence technology by third-parties. Moreover, we may not be able to predict new type of cybersecurity threats amidst rapid technological advancements, which could result in our inability to timely implement effective preventive measures. Consequently, these potential cybersecurity incidents could introduce new risks to our business operations in the future. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry— We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.” on page 56 of this annual report.

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

2.4

Form of Amendment No.1 to Deposit Agreement (incorporated by reference to Exhibit (a)(2) to our Post-effective Amendment No.1 to Form F-6 Registration Statement (File No. 333-232579), filed with the SEC on March 15, 2024)

2.5

Form of Amendment No.2 to Deposit Agreement (incorporated by reference to Exhibit (a)(3) to our Post-effective Amendment

No.2 to Form F-6 Registration Statement (File No. 333-232579), filed with the SEC on October 29, 2024)

2.6

Shareholders Agreement dated May 29, 2018 among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated by reference to Exhibit 4.4 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

2.7*	Description of Securities

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

4.6

Share Purchase Agreement dated May 14, 2018 among the Registrant, SCC Growth IV 2018-D, L.P., SCC Growth IV 2018-F, L.P., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P. and other parties named therein (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.7†

English translation of the second amended and restated strategic cooperation framework memorandum between the respective PRC affiliated entities of the Registrant and Tencent, effective on June 4, 2024 (incorporated by reference to Exhibit 99.2 to our report of foreign issuer on Form 6-K (File No. 001-38967), furnished to the SEC on June 5, 2024

4.8

English translation of the amended share pledge agreements entered into on January 10, 2019 by and among Douyu Yule, Wuhan Douyu and Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.9

English translation of the share pledge agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.10

English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.11

English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.12

English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.13†

English translation of the share pledge agreement entered into on October 9, 2021 by and among Douyu Yule, Wuhan Douyu and Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-38967), filed with the SEC on April 29, 2022)

4.14

English translation of the share pledge agreement entered into on May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.15

English translation of the amended exclusive option agreement entered into on July 25, 2020, by and among Douyu Yule, Wuhan Douyu and Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 30, 2021)

4.16

English translation of the exclusive option agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.20 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.17

English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.18

English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.25 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

Exhibit Number	Description of Document

4.19

English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.26 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.20†

English translation of the exclusive option agreement entered into on October 9, 2021 by and among Douyu Yule, Wuhan Douyu and Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38967), filed with the SEC on April 29, 2022)

4.21

English translation of the exclusive option agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.29 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.22

English translation of exclusive business cooperation agreement dated May 14, 2018 by and between Douyu Yule and Wuhan Douyu (incorporated by reference to Exhibit 10.30 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.23

English translation of the exclusive business operation agreement dated May 29, 2018 by and between Douyu Yule and Wuhan Ouyue (incorporated by reference to Exhibit 10.31 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.24

English translation of amended powers of attorney dated July 25, 2020, issued by Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 30, 2021)

4.25

English translation of powers of attorney dated May 8, 2018 issued by Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.33 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.26

English translation of powers of attorney dated May 14, 2018 issued by Beijing Fengye Equity Investment Centre (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.35 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.27

English translation of powers of attorney dated May 14, 2018 issued by Linzhi Lichuang Information Technology Co., Ltd., one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.38 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.28

English translation of powers of attorney dated May 14, 2018 issued by Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.39 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.29

English translation of power of attorney dated October 9, 2021 issued by Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-38967), filed with the SEC on April 29, 2022)

4.30

English translation of powers of attorney dated May 29, 2018 issued by Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.42 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.31

English translations of amended consent letter dated July 25, 2020, executed by the spouse of Mr. Shaojie Chen, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 30, 2021)

4.32

English translations of consent letter dated May 8, 2018 executed by the spouse of Mr. Wenming Zhang, one of the individual shareholders of Wuhan Douyu (incorporated by reference to Exhibit 10.44 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

4.33

English translations of consent letter dated May 29, 2018 executed by the spouse of Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue (incorporated by reference to Exhibit 10.46 to our registration statement on Form F-1 (File No. 333-230976), as amended, initially filed with the SEC on April 22, 2019)

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

11.2*	Statement of Policy Concerning Trading in Company Securities

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

97.1	Compensation Recoupment Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-38967), filed with the SEC on April 29, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DouYu International Holdings Limited

By:	/s/ Simin Ren
	Name:	Simin Ren
	Title:	Co-Chief Executive Officer, Director

Date: April 29, 2025

DOUYU INTERNATIONAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of DouYu International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DouYu International Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the financial statements schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – live streaming revenue and voice-based social networking services - Refer to Notes 2.15 to the financial statements

Critical Audit Matter Description

The Company generates live streaming revenue and voice-based social networking services revenue from sales of virtual items to users of the Company’s platform which can be consumed on them. Revenue related to each of the virtual items is recognized at the point-in-time when the virtual item is consumed by paying users. Because of the nature of the Company’s virtual items, the Company uses automated systems to process and record its revenue transactions. We identified live streaming revenue and voice-based social networking services revenue as a critical audit matter considering the nature of the audit evidence obtained is highly dependent on the Company’s information technology (“IT”) systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT professionals and data analytics specialists to assist with the performance of certain procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures, with the assistance of our IT specialists, related to this critical audit matter included the following, among others:

●	Identified the relevant systems used to process the revenue transactions related to the virtual items and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.
●	Tested the operating effectiveness of automated controls over revenue recognition with respect to the virtual items.
●	Tested the operating effectiveness of key manual controls in the revenue recognition process.
●	Performed procedures to reconcile the cash received and recorded in the payment system with the collection records of major third-party online payment channels.
●	Recalculated the live streaming revenue and voice-based social networking services revenue amount recognized by utilizing computer-assisted audit techniques.
●	On a sample basis, performed test of details over revenue transactions, by tracing to the payment records of users and revenue sharing distributed to the respective streamers, and evaluated the reasonableness of the percentage of revenue sharing ratio.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 29, 2025

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of DouYu International Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DouYu International Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 29, 2025, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding to the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 29, 2025

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2024
			US$
	RMB	RMB	(Note 2.6)
ASSETS
Current assets:
Cash and cash equivalents	4,440,131,180	1,017,148,142	139,348,724
Restricted cash	—	83,387	11,424
Short-term bank deposits	1,716,540,000	3,070,374,400	420,639,568
Accounts receivable, net of allowance for credit loss of RMB20,164,070 and RMB17,725,683 as of December 31, 2023 and December 31, 2024, respectively	73,453,237	49,056,771	6,720,750
Prepayments	38,181,317	26,884,785	3,683,199
Amounts due from related parties	68,993,780	74,174,692	10,161,891
Other current assets	348,127,243	231,353,868	31,695,351
Total current assets	6,685,426,757	4,469,076,045	612,260,907
Property and equipment, net	13,807,906	7,093,429	971,796
Intangible assets, net	120,694,138	60,917,092	8,345,607
Long-term bank deposits	630,000,000	360,000,000	49,319,798
Investments (include the fair value measured investments of RMB nil and RMB76,929,667 as of December 31, 2023 and 2024, respectively)	436,197,287	456,814,694	62,583,356
Right-of-use assets	22,792,474	15,816,035	2,166,788
Other non-current assets	163,184,267	76,615,919	10,496,339
TOTAL ASSETS	8,072,102,829	5,446,333,214	746,144,591
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities: (include amounts of the consolidated VIEs without recourse to DouYu International Holdings Limited. See Note 2.2)
Accounts payable	534,427,672	498,667,437	68,317,160
Advances from customers	12,910,965	4,443,895	608,811
Deferred revenue	315,969,307	252,346,104	34,571,275
Accrued expenses and other current liabilities	246,601,339	242,517,101	33,224,707
Amounts due to related parties	251,392,026	222,588,850	30,494,547
Lease liabilities due within one year	14,767,840	11,457,877	1,569,723
Total current liabilities	1,376,069,149	1,232,021,264	168,786,223
Lease liabilities	6,700,694	4,222,724	578,511
TOTAL LIABILITIES	1,382,769,843	1,236,243,988	169,364,734
Commitments and contingencies (Note 20)
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 500,000,000 and 500,000,000 shares authorized, 34,538,226 and 30,178,859 shares issued and 31,977,665 and 30,178,859 shares outstanding as of December 31, 2023 and 2024, respectively)	23,336	20,360	2,789
Treasury shares (2,560,561 ordinary shares and nil ordinary shares as of December 31, 2023 and 2024)	(911,217,013)	—	—
Additional paid-in capital	10,670,286,906	7,514,498,337	1,029,482,050
Accumulated deficit	(3,485,007,183)	(3,791,817,469)	(519,476,864)
Accumulated other comprehensive income	415,246,940	487,387,998	66,771,882
Total DouYu International Holdings Limited Shareholders’ equity	6,689,332,986	4,210,089,226	576,779,857
Total Shareholders’ equity	6,689,332,986	4,210,089,226	576,779,857
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,072,102,829	5,446,333,214	746,144,591

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2022	2023	2024
				US$
	RMB	RMB	RMB	(Note 2.6)
Net revenues (include related party revenues of RMB20,394,478, RMB62,849,416 and RMB48,935,143 for the years ended December 31, 2022, 2023 and 2024, respectively)	7,108,238,352	5,530,404,557	4,270,825,456	585,100,688
Cost of revenues (include related party cost of revenues of RMB579,737,454, RMB667,324,933 and RMB485,973,979 for the years ended December 31, 2022, 2023 and 2024, respectively)	(6,118,128,300)	(4,846,371,264)	(3,946,992,974)	(540,735,820)
Gross profit	990,110,052	684,033,293	323,832,482	44,364,868
Operating (expense) income:
Sales and marketing expenses	(639,870,865)	(351,726,623)	(311,140,438)	(42,626,065)
General and administrative expenses	(288,241,624)	(237,755,845)	(204,428,800)	(28,006,631)
Research and development expenses	(383,091,118)	(276,935,538)	(181,676,080)	(24,889,521)
Other operating income (expenses), net	122,213,830	32,314,541	(200,174,118)	(27,423,742)
Impairment of goodwill	—	(13,966,789)	—	—
Total operating expenses	(1,188,989,777)	(848,070,254)	(897,419,436)	(122,945,959)
Loss from operations	(198,879,725)	(164,036,961)	(573,586,954)	(78,581,091)
Other (expenses) income, net	(80,301,141)	(52,873,716)	21,898,241	3,000,047
Interest income	129,857,831	284,982,128	263,052,300	36,038,017
Foreign exchange gain, net	—	125,893	1,233,807	169,031
(Loss) income before income taxes and share of income (loss) in equity method investments	(149,323,035)	68,197,344	(287,402,606)	(39,373,996)
Income tax expense	(3,487,038)	(1,068,958)	(15,406,551)	(2,110,689)
Share of income (loss) in equity method investments	62,395,476	(31,610,752)	(4,001,129)	(548,152)
Net (loss) income	(90,414,597)	35,517,634	(306,810,286)	(42,032,837)
Net loss attributable to noncontrolling interest	14,992,189	—	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(75,422,408)	35,517,634	(306,810,286)	(42,032,837)
Net (loss) income per ordinary share attributable to ordinary shareholders
Basic	(2.36)	1.11	(9.95)	(1.36)
Diluted	(2.36)	1.11	(9.95)	(1.36)
Net (loss) income per ADS*
Basic	(2.36)	1.11	(9.95)	(1.36)
Diluted	(2.36)	1.11	(9.95)	(1.36)
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	31,971,245	31,977,665	30,832,271	30,832,271
Diluted	31,971,245	31,977,665	30,832,271	30,832,271
Weighted average number of ADS used in calculating net (loss) income per ADS
Basic	31,971,245	31,977,665	30,832,271	30,832,271
Diluted	31,971,245	31,977,665	30,832,271	30,832,271
Net (loss) income	(90,414,597)	35,517,634	(306,810,286)	(42,032,837)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	434,612,446	93,256,170	72,141,058	9,883,284
Comprehensive income (loss)	344,197,849	128,773,804	(234,669,228)	(32,149,553)
Comprehensive loss attributable to noncontrolling interest	14,992,189	—	—	—
Comprehensive income (loss) attributable to the ordinary shareholders	359,190,038	128,773,804	(234,669,228)	(32,149,553)

*One American depository share (“ADS”) represents one ordinary share, giving retroactively effect to the ADS split for all period presented.

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								Total
							Accumulated	shareholders’
							other	equity		Total
					Additional	Accumulated	comprehensive	attributable to	Noncontrolling	shareholders’
	Ordinary shares		Treasury shares		paid-in capital	deficit	(loss)/income	DouYu	interests	equity
	Number of		Number of
	shares	RMB	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	34,136,627	23,043	(1,755,803)	(802,249,761)	10,618,537,927	(3,445,102,409)	(112,621,676)	6,258,587,124	988	6,258,588,112
Repurchase of ordinary shares (Note 12)	—	—	(804,758)	(108,967,252)	—	—	—	(108,967,252)	—	(108,967,252)
Additional capital contribution in DouYu Japan (Note 13)	—	—	—	—	(14,992,166)	—	—	(14,992,166)	14,992,166	—
Net loss	—	—	—	—	—	(75,422,408)	—	(75,422,408)	(14,992,189)	(90,414,597)
Shared-based compensation	—	—	—	—	66,741,438	—	—	66,741,438	—	66,741,438
Vesting of restricted share units	401,599	293	—	—	(293)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	434,612,446	434,612,446	—	434,612,446
Balance at December 31, 2022	34,538,226	23,336	(2,560,561)	(911,217,013)	10,670,286,906	(3,520,524,817)	321,990,770	6,560,559,182	965	6,560,560,147
Net income	—	—	—	—	—	35,517,634	—	35,517,634	—	35,517,634
Foreign currency translation adjustments	—	—	—	—	—	—	93,256,170	93,256,170	—	93,256,170
NCI derecognized due to cancellation of one subsidiary	—	—	—	—	—	—	—	—	(965)	(965)
Balance at December 31, 2023	34,538,226	23,336	(2,560,561)	(911,217,013)	10,670,286,906	(3,485,007,183)	415,246,940	6,689,332,986	—	6,689,332,986
Net loss	—	—	—	—	—	(306,810,286)	—	(306,810,286)	—	(306,810,286)
Foreign currency translation adjustments	—	—	—	—	—	—	72,141,058	72,141,058	—	72,141,058
Repurchase of ordinary shares	—	—	(1,798,806)	(143,109,040)	—	—	—	(143,109,040)	—	(143,109,040)
Dividend to shareholders	—	—	—	—	(2,101,465,492)	—	—	(2,101,465,492)	—	(2,101,465,492)
Cancellation of shares	(4,359,367)	(2,976)	4,359,367	1,054,326,053	(1,054,323,077)	—	—	—	—	—
Balance at December 31, 2024	30,178,859	20,360	—	—	7,514,498,337	(3,791,817,469)	487,387,998	4,210,089,226	—	4,210,089,226

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ (Note 2.6)
Cash flows from operating activities:
Net (loss) income	(90,414,597)	35,517,634	(306,810,286)	(42,032,837)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation of property and equipment	11,843,695	6,014,868	6,285,907	861,166
Amortization of intangible assets	75,650,610	90,827,064	56,322,409	7,716,138
Operating lease expenses	40,033,943	24,187,908	14,501,864	1,986,747
Loss from the disposal of property and equipment	1,511,049	2,187,446	528,257	72,371
(Reversal) provision for allowance for credit losses	(4,970,827)	11,809,161	(1,944,636)	(266,414)
Share of (income) loss in equity method investments	(62,395,476)	31,610,752	4,001,129	548,152
Fair value change in long-term investments	—	—	(40,628,028)	(5,566,017)
Impairment losses on investments	78,462,371	58,005,769	19,689,373	2,697,433
Impairment losses on other assets	—	12,755,822	13,742,897	1,882,769
Share-based compensation	66,741,438	—	—	—
Impairment of goodwill and intangible assets	—	13,966,789	61,679,245	8,450,022
Gain from disposal of investment in equity investees	—	(5,132,053)	—	—
Foreign exchange gain	—	(125,893)	(1,233,807)	(169,031)
Changes in operating assets and liabilities:
Accounts receivable	87,178,982	23,927,442	26,341,103	3,608,716
Prepayments	54,652,740	(10,364,572)	15,898,495	2,178,086
Other current assets	39,362,970	(16,200,082)	77,417,243	10,606,119
Other non-current assets	(32,173,299)	(52,099,252)	(15,542,056)	(2,129,253)
Amounts due from related parties	1,033,302	(32,868,136)	(5,180,912)	(709,782)
Accounts payable	(157,142,986)	(132,440,692)	(44,723,288)	(6,127,066)
Advances from customers	(4,224,318)	9,659,281	(8,467,070)	(1,159,985)
Accrued expenses and other current liabilities	(155,526,435)	(56,200,218)	(4,980,465)	(682,321)
Amounts due to related parties	(26,720,244)	(61,150,253)	(28,803,176)	(3,946,019)
Deferred revenue	41,543,702	21,246,496	(63,623,203)	(8,716,342)
Lease liabilities	(32,280,025)	(22,822,500)	(13,322,931)	(1,825,234)
Net cash used in operating activities	(67,833,405)	(47,687,219)	(238,851,936)	(32,722,582)
Cash flows from investing activities:
Proceeds on disposal of property and equipment	360,935	103,155	976,059	133,720
Purchases of property and equipment	(5,895,746)	(5,156,302)	(709,859)	(97,251)
Purchases of intangible assets	(18,270,215)	(11,146,423)	(12,411,832)	(1,700,414)
Purchases of short-term bank deposits	(2,415,288,000)	(1,778,550,000)	(2,990,374,400)	(409,679,613)
Purchases of long-term bank deposits	(220,000,000)	(760,000,000)	—	—
Proceeds from disposal of short-term bank deposits	2,104,283,000	2,868,625,000	1,757,680,000	240,801,173
Proceeds from disposal of long-term bank deposits	—	80,000,000	170,000,000	23,289,905
Proceeds from disposal of and return of investments	4,333,627	10,309,198	347,304	47,580
Payments for acquisitions of equity investments	(48,141,000)	—	—	—
Loan to related parties	(10,000,000)	—	—	—
Repayment of loan from related parties	—	10,000,000	—	—
Cash (used in) provided by investing activities	(608,617,399)	414,184,628	(1,074,492,728)	(147,204,900)
Cash flows from financing activities
Return of capital to non-controlling interests	—	(965)	—	—
Dividend distributed to shareholders	—	—	(2,101,465,492)	(287,899,592)
Repurchase of ordinary shares	(108,967,252)	—	(105,509,037)	(14,454,679)
Cash used in financing activities	(108,967,252)	(965)	(2,206,974,529)	(302,354,271)
Effect of foreign exchange rate changes on cash and cash equivalents	365,968,962	94,834,375	48,740,158	6,677,375
Net (decrease) increase in cash, cash equivalents and restricted cash	(419,449,094)	461,330,819	(3,471,579,035)	(475,604,378)
Cash, cash equivalent and restricted cash at the beginning of the year	4,467,108,593	4,047,659,499	4,508,990,318	617,729,141
Cash, cash equivalent and restricted cash at the end of the year	4,047,659,499	4,508,990,318	1,037,411,283	142,124,763
Supplemental disclosure of cash flow information:
Income tax paid	2,452,965	436,767	10,285,869	1,409,158
Supplemental disclosure on non-cash investing and financing activities:
Accrued purchases of property and equipment	1,966,037	13,826	—	—
Accrued purchases of intangible assets	—	45,754,717	896,226	122,783

The following table provides a reconciliation of cash and cash equivalents, restricted cash and restricted cash included in other non- current assets reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash and cash equivalents	4,041,602,800	4,440,131,180	1,017,148,142
Restricted cash	6,056,699	—	83,387
Restricted cash included in other non-current assets	—	68,859,138	20,179,754
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,047,659,499	4,508,990,318	1,037,411,283

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

As of December 31, 2024, the Company’s principal subsidiaries, VIEs and VIE’s subsidiaries are as follows:

	Date of	Place of	Percentage of
	incorporation/	incorporation/	direct/indirect
	establishment	establishment	ownership
Wholly owned subsidiaries
Wuhan Douyu Culture Network Technology Co., Ltd. (“Douyu Yule”)	April 2, 2018	Wuhan	100%
DouYu Network Inc.	January 12, 2018	The British Virgin Islands	100%
Douyu Hongkong Limited	January 24, 2018	Hong Kong	100%
Gogo Glocal Holding Limited (“Gogo Glocal”)	October 8, 2018	Cayman	100%
Betta Fish Inc.	July 10, 2019	The British Virgin Islands	100%

VIEs
Wuhan Douyu Internet Technology Co., Ltd. (“Wuhan Douyu”)	May 8, 2015	Wuhan	100%
Wuhan Ouyue Online TV Co., Ltd. (“Wuhan Ouyue”)	February 3, 2016	Wuhan	100%

VIEs’ subsidiaries
Wuhan Yu Leyou Internet Technology Co., Ltd.	November 9, 2016	Wuhan	100%

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies
2.1	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.2	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated.

The Company, through its wholly-owned foreign invested subsidiary, WFOE in the PRC, entered into a series of contractual arrangements (“VIE agreements”) with Wuhan Douyu and Wuhan Ouyue (collectively known as “the VIEs”) and their respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) absorb losses or receive benefits from the VIEs that could potentially be significant to the VIEs.

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

If the PRC government finds that the Company’s contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that the Company’s or the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate its business, the relevant PRC regulatory authorities, including the MIIT and SAMR, would have discretion in dealing with such violations or failures in accordance with applicable laws, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on the Company’s operation through any transactions between our PRC subsidiaries and the VIEs;
●	imposing fines, confiscating the income from the Company’s PRC subsidiaries or the VIEs, or imposing other requirements with which the Company or the VIEs may not be able to comply; or
●	requiring the Company to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate or derive economic interests from the VIEs.

Any of these actions could cause significant disruptions to the Company’s business operations and severely damage the Company’s reputation, which would in turn materially and adversely affect the Company’s business, financial condition and results of operations.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.2	Basis of Consolidation (Continued)

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of inter-VIE group transactions and balances:

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Cash and cash equivalents	296,436,625	339,495,145
Restricted cash	—	83,387
Short-term bank deposits	300,000,000	80,000,000
Accounts receivable, net	67,047,505	48,706,963
Prepayments	37,098,798	26,353,088
Amounts due from related parties	68,876,780	74,116,192
Other current assets	187,494,652	175,835,175
Property and equipment, net	6,411,258	3,088,802
Long-term bank deposits	330,000,000	160,000,000
Intangible assets, net	117,532,794	59,542,225
Right-of-use assets	10,343,953	12,891,088
Investments	204,774,779	193,677,231
Other non-current assets	149,706,686	63,013,382
Total Assets	1,775,723,830	1,236,802,678
LIABILITIES
Accounts payable	458,427,202	436,642,460
Advances from customers	12,899,984	4,412,848
Deferred revenue	299,993,895	251,591,800
Accrued expenses and other current liabilities	116,262,804	117,124,157
Amounts due to related parties	249,288,032	220,194,409
Lease liabilities	8,779,089	12,649,480
Total Liabilities	1,145,651,006	1,042,615,154

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenue	7,022,078,865	5,459,630,803	4,234,608,729
Net loss	(9,846,803)	(49,971,489)	(266,581,526)

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.2	Basis of Consolidation(Continued)

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	78,293,695	(180,359,213)	(385,060,569)
Net cash provided by investing activities	142,920,773	55,516,731	380,148,093
Net cash used in financing activities	—	(965)	—

The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. The inter-company service fees charged by WFOE were RMB448,789,468, RMB354,509,123 and RMB198,006,640 for the years ended December 31, 2022, 2023 and 2024, respectively. The amounts due to WFOE were RMB3,311,310,263 and RMB1,691,181,872 as of December 31, 2023 and 2024, respectively. These inter-company transactions and balances were eliminated in the consolidated financial statements.

The VIEs contributed approximately 99%, 99%, and 99% of the Group’s consolidated revenue for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the VIEs accounted for an aggregate of 22% and 23% of the consolidated total assets and 83% and 84% of the consolidated total liabilities.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, share-based compensation, realization of deferred tax assets, impairment of prepayment and other non-current assets, impairment of investment, impairment of goodwill and intangible assets, and allowance for credit loss.

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

The Group’s short-term financial instruments include cash and cash equivalents, short-term bank deposits, receivables, payables, other current assets, amounts due from related parties, other current liabilities and amounts due to related parties. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of the long-term bank deposits approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market. The fair value of equity investments without readily determinable fair values cannot be reasonably estimated without undue costs.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The following table presents the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

			Quoted Prices in Active	Significant Other
			Markets for Identical	Observable
As of December 31,	Description	Fair Value	Assets (Level 1)	Inputs (Level 2)
		RMB	RMB	RMB
2024	Investment in equity investees	76,929,667	76,929,667	—

Certain assets have been measured at fair value on a nonrecurring basis, using significant unobservable inputs (Level 3). The following table presents the nonrecurring losses recognized for the years ended December 31, 2023 and 2024, respectively, due to long-lived asset impairment, and the fair value and asset classification of the related assets as of the impairment date:

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.4	Fair value measurements (Continued)

As of December 31,2023

Description	Fair Value	Total Losses
	RMB	RMB
Goodwill	—	13,966,789
Equity method investments	143,955,394	29,123,511
Equity investments without readily determinable fair value	—	58,005,769
Total	143,955,394	101,096,069

As of December 31,2024

Description	Fair Value	Total Losses
	RMB	RMB
Equity method investments	—	7,085,156
Equity investments without readily determinable fair value	—	19,689,373
Intangible assets, net – agency contract rights	—	61,679,245
Other non-current assets - prepayments	—	13,793,447
Total	—	102,247,221

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

The Group’s reporting currency is RMB. For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in shareholders’ equity.

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.6	Convenience Translation into United States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993 on December 31, 2024 as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2024, or at any other rate.

2.7	Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal and use.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.8	Short-term and long-term bank deposits

The Group holds fixed term certificates of deposit. Certificate of deposits with original maturities between three months to one year are classified as short-term bank deposits and fixed term certificates of deposit with maturities beyond one year are classified as long-term bank deposits.

2.9	Accounts receivable, net of allowance for credit loss

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

Property and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

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

Agency contract rights	Over the contract period
License for Online Transmission of Audio/Video Programs (1)	Infinite life
Software	3 - 5 years
Licensed copyrights of content	1 - 3 years
Others	3 - 10 years
(1)

The license permits the Group in the provision of online streaming of video on its platforms. The license is renewable every 3 years and may be renewed indefinitely. The Group has renewed this license in March 2024 which remains valid until March 2027, and intends to renew the license indefinitely.

2.12	Goodwill

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

The Group evaluates its long-lived assets including intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

The Group evaluates intangible asset that is not subject to amortization for impairment annually and more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group conducts quantitative impairment test for intangible asset and compares of the fair value of the asset with its carrying amount. The Group recognizes impairment loss  in other operating income (expenses), net, on the amount by which the carrying value exceeds the fair value of the asset. After an impairment loss is recognized, the Group uses adjusted carrying amount of the long-lived assets and intangible asset as its new accounting basis.

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

The Group assesses its equity method investments for impairment by considering factors including, but not limited to, financial performance and operating performance of the entities, including current earnings and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group recorded impairment loss of RMB nil, RMB29,123,511 and RMB7,085,156, respectively, in share of income (loss) in equity method investments, net for the years ended December 31, 2022, 2023 and 2024, respectively.

Investment in equity investees

The Group measures its investment in equity investees that have readily determinable fair values at fair value, with gains and losses from fair value changes recognized as other (expenses) income, net in the consolidated statements of comprehensive income (loss). The Group recognized fair value changes on investments based on observable stock trading prices in active markets of RMB nil, RMB nil and RMB40,628,028 for the years ended December 31, 2022, 2023 and 2024, respectively.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.14	Long-term investments (Continued)

Equity securities without readily determinable fair value

The Group’s investment in equity securities comprise of investment in privately-held companies.

On January 1, 2019, the Group adopted ASC Topic 321, Investments—Equity Securities (“ASC 321”) and elected to measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustment to the carrying amount is recorded in other expense, net. The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount recorded as impairment loss.

For years ended December 31, 2022, 2023 and 2024, the Group recorded impairment loss of RMB78,462,371, RMB58,005,769 and RMB19,689,373 in other expenses, net, respectively.

2.15	Revenue recognition

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

The following table disaggregates the Group’s revenue by major type of services for the years ended December 31, 2022, 2023 and 2024:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Live streaming	6,797,326,921	4,799,005,778	3,073,920,690
Innovative business	—	—	1,015,882,444
Advertisement and other revenue	310,911,431	731,398,779	181,022,322
Total	7,108,238,352	5,530,404,557	4,270,825,456

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

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.15	Revenue recognition (Continued)

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

Innovative business

The Group generates innovative business revenues from its voice-based social networking services and game-specific membership services. The Group has started to engage in operating its voice-based live streaming app since March 2023. The Group has evaluated and determined that it is the principal and views the users to be its customers. Users can buy non-refundable virtual currency to redeem for consumable gifts or time-based subscriptions to achieve interaction with the streamers. The Group reports its revenue from voice-based social networking services on a gross basis with amounts billed to users for the virtual items recorded as revenues and the revenue sharing fee paid to streamers or talent agencies recorded as cost of revenues. Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Group has determined that the virtual items represent one performance obligation in the voice-based social networking service. Revenue related to each of the consumable items is recognized at the point in time when the virtual gifts is transferred directly to the streamers and consumed by them, while revenue related to time-based items is recognized ratably over a fixed period on a straight-line basis.

Regarding the revenues from game-specific membership services, the Group sets separate game-membership page on its live streaming platforms. Users can purchase memberships rights on the page and get rewarding membership points, the revenue generated from membership purchasing behavior will be allocated between the membership rights and points. From then on, users have the rights to get points through purchasing membership-only gifts. The Group recognizes revenue over the period of membership rights. The transaction price allocated to the points will be deferred until the users redeem the points for the virtual goods for consumption or points expired. The Group determined that it is the principal in the game-specific membership services.

Considering the scale of revenue generated from innovative business, the Group has decided to disclose separately since the second quarter of 2024, and previously, it was recorded and disclosed in other revenue with the amount of RMB69,733,777 and RMB378,358,519 in 2022 and 2023, respectively.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.15	Revenue recognition (Continued)

Advertisement and other revenue

Advertisement and other revenue mainly consist of revenue generated from advertisement and game distribution revenue. With respect to advertisement revenues, the Group generates revenues from rendering of advertisement services and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. The Group determined that it is the principal in the advertisement service. Advertisement revenues are recognized over the contract period of display and net of sales incentives provided to the advertisers or advertisement agencies based on purchase volume.

With respect to game distribution revenue, online games developed by third party game developers are displayed through the Group’s platforms to attract users to download and play the games. The Group earns revenues from game developers in accordance with the pre-determined arrangements based on the in-game purchase amounts for the games downloaded or played through the Group’s platforms. The Group considers itself as agent in these arrangements. Game distribution revenue is recognized at a point in time when the purchase in game is made.

Practical expedients and exemptions

The Group’s contracts have an original duration of one year or less. Accordingly, the Group does not disclose the value of unsatisfied performance obligations.

Contract balances

Contract balances include accounts receivable, advances from customers and deferred revenue. Accounts receivable represent cash due from third-party application stores as well as from advertising customers and are recorded when the right to consideration is unconditional. The allowance for credit loss reflects the best estimate of probable losses inherent to the accounts receivable balance. Advances from customers primarily represent cash received from the Group’s advertisement customers. Deferred revenue primarily includes cash received from paying users related to the Group’s live streaming service. Deferred revenue is recognized as revenue when all of the revenue recognition criteria have been met or over the estimated service period. Revenue recognized in 2024 that was included in the deferred revenue balance as of January 1, 2024 was RMB307,841,304, which consists primarily of virtual items consumption. Due to the generally short-term duration of the Group’s contracts, the balances of deferred revenue and advances from customers as of December 31, 2024 will be recognized as revenue within one year.

		Advances
	Accounts	from	Deferred
	receivable	customers	revenue
	RMB	RMB	RMB
Ending Balance as of January 1, 2023	109,180,373	3,251,684	275,011,206
(Decrease) Increase, net	(35,727,136)	9,659,281	32,830,098
Ending Balance as of December 31, 2023	73,453,237	12,910,965	307,841,304
(Decrease) Increase, net	(24,396,466)	(8,467,070)	(56,249,504)
Ending Balance as of December 31, 2024	49,056,771	4,443,895	251,591,800

2.16	Cost of revenues

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

Research and development expenses primarily consist of (i) salaries and benefits expenses incurred for research and development personnel, (ii) rental, general expenses and depreciation expenses associated with the research and development activities and (iii) share-based compensation. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2022, 2023 and 2024.

2.18	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel and (iii) share-based compensation. The advertising and market promotion expenses amounted to RMB282,007,724, RMB100,470,369 and RMB162,877,304 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

2.21	Segment information

The Group operates as one operating segment and reportable segment. The Group’s chief operating decision maker (“CODM”) is its interim management committee (Co-CEO after January 16, 2025) who reviews financial information presented on a consolidated basis.

The measures used by CODM to assess performance and make operating decisions are the net (loss) income as reported on the Group’s consolidated statements of comprehensive income (loss). The CODM uses performance measures to monitor operating forecast versus actual results and determine how to allocate resources of the Group as a whole. Further, the CODM reviews and utilizes cost of revenues to manage the Group’s operation.

As of December 31, 2023 and 2024, the majority of the long-lived assets of the Company are located in the PRC, and therefore no geographical segments are presented.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.22	Operating leases as lessee

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

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded in other operating income (expenses), net, in the period the cash is received. Government subsidies recognized for the years ended December 31, 2022, 2023 and 2024 were RMB48,352,432, RMB29,733,380 and RMB5,234,088, respectively.

2.24	Certain risks and concentrations

Foreign currency risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents denominated in RMB that are subject to such government controls amounted to RMB351,237,990, which accounted for 35% of total cash and cash equivalents as of December 31, 2024.

Concentration of accounts receivable, net

Customer accounting for 10% or more of accounts receivable, net is as follows:

	As of December 31,
	2023		2024
	RMB	%	RMB	%	US$	%
Company A	*	*	6,930,689	14%	949,500	14%
Company B	8,121,923	11%	*	*	*	*
Company C	*	*	6,273,190	13%	859,424	13%
*	Represents less than 10% of accounts receivable, net for the period.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.25	Recently issued accounting pronouncements

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update require entities to disclose specific categories in the effective tax rate reconciliation and provide additional information for reconciling items where the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income/loss by the applicable statutory income tax rate. In addition, entities are required to disclose the year-to-date amount of income taxes paid (net of refunds received) disaggregated by jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Group is in process of evaluating the impact and currently does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. On January 6, 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group plans to adopt the standard when it becomes effective beginning in our fiscal year 2027 annual financial statements, and the Group is currently evaluating the impact this guidance will have on the disclosures included in the Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements (Continued)

3.	Accounts receivable, net

Accounts receivable, net consist of the followings:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable, gross	93,617,307	66,782,454
Less: allowance for credit loss	(20,164,070)	(17,725,683)
Accounts receivable, net	73,453,237	49,056,771

The Group recorded a provision for current expected credit loss. The following table sets out movements of the expected credit loss provision for the years ended December 31, 2022, 2023 and 2024:

	2022	2023	2024
	RMB	RMB	RMB
Balance as of January 1	13,845,960	8,875,133	20,164,070
(Reversal) Addition	(4,970,827)	11,809,161	(1,944,636)
Write offs	—	(520,224)	(493,751)
Balance as of December 31	8,875,133	20,164,070	17,725,683

4.	Other current assets

Other current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Value-added tax recoverable	139,230,233	135,525,526
Interest receivable	127,149,677	55,823,507
Funds receivable from third party payment service providers (1)	28,700,544	28,529,970
Content rights	1,359,781	1,276,545
Deposits for share repurchase program (2)	37,538,310	—
Others	14,148,698	10,198,320
Total	348,127,243	231,353,868
(1)	The Group opened accounts with external online payment service providers to collect funding from users.
(2)	The Group opened an account with one external broker to repurchase its shares.

5.	Property and equipment, net

	As of December 31,
	2023	2024
	RMB	RMB
Gross carrying amount
Computer and transmission equipment	91,370,278	82,847,892
Leasehold improvements	27,052,770	27,348,008
Furniture and office equipment	4,782,438	2,888,360
Motor vehicles	410,200	410,200
Total	123,615,686	113,494,460
Less: accumulated depreciation	(109,807,780)	(106,401,031)
Property and equipment, net	13,807,906	7,093,429

Depreciation expense was RMB11,843,695, RMB6,014,868 and RMB6,285,907 for the years ended December 31, 2022, 2023 and 2024, respectively.

Notes to the Consolidated Financial Statements (Continued)

6.	Intangible assets, net

	As of December 31,
	2023	2024
	RMB	RMB
Gross carrying amount
Agency contract rights (1)	159,701,258	142,720,126
Licensed copyrights of content	67,072,231	66,981,132
Brand name	41,906,429	—
Software	24,272,306	23,854,614
Platform	10,271,184	—
License for Online Transmission of Audio/Video Programs	7,988,748	7,988,748
Others	6,039,349	6,058,116
Total of gross carrying amount	317,251,505	247,602,736
Less: accumulated amortization
Agency contract rights	(105,730,346)	(58,698,113)
Licensed copyrights of content	(16,451,950)	(40,566,038)
Brand name	(41,906,429)	—
Software	(17,614,761)	(20,720,014)
Platform	(10,271,184)	—
Others	(4,582,697)	(5,022,234)
Total of accumulated amortization	(196,557,367)	(125,006,399)
Less: provision for impairment (2)	—	(61,679,245)
Intangible assets, net	120,694,138	60,917,092
(1)	The agency contract rights, which represent prepayment of cooperation costs to top streamers, acquired during the years ended December 31, 2023 and 2024 are RMB47,358,491 and RMB54,716,981, respectively, with weighted average amortization period of 4.6 years and 2.4 years.
(2)	In view of fiercer market competition and expected decline in revenue related to certain streamers, the management of the Company consider there is impairment indicator in respect of certain agency contract rights. During the year ended 31 December 2024, the management of the Company have performed impairment assessment of certain agency contract rights and consequently determined an impairment loss of RMB61,679,245 (2023: RMB nil) based on discounted cashflow. The impairment loss has been included in profit or loss in other operating income (expenses), net.

Notes to the Consolidated Financial Statements (Continued)

6.	Intangible assets, net (Continued)

Amortization expenses were RMB75,650,610, RMB90,827,064 and RMB56,322,409 for the years ended December 31, 2022, 2023 and 2024 respectively. The Group expects to record amortization expenses in the future 5 years and thereafter as below:

Future
amortization
expenses
RMB
2025	34,758,375
2026	17,229,328
2026	592,104
2028	224,529
2029 and thereafter	124,008
Total	52,928,344

The weighted average amortization periods of intangible assets as of December 31, 2023 and 2024 are as below:

As of December 31,
	2023	2024
Brand name	10 years	10 years
Agency contract rights	4.3 years	3.2 years
Platform	5 years	5 years
Software	3.3 years	4.0 years
Others	3.2 years	3.2 years

7.	Investments

Equity method investments:

	As of December 31,
	2023	2024
	RMB	RMB
Wuhan Shayu Network Technology Co., Ltd. (“Shayu”) (1)	143,955,394	151,774,078
Nanshan Stellar Investment LLP (“Nanshan LLP”) (2)	101,719,858	100,411,039
Others	11,841,985	2,822,797
	257,517,237	255,007,914
(1)	The Group aggregately owned 35.084% equity interest in Shayu with investment cost RMB188,009,650. For the years ended December 31, 2022, 2023 and 2024, the Company recognized the share of income (loss) in equity method investments of RMB3,585,612, RMB(28,046,644) and RMB7,818,684, respectively.
(2)	For the years ended December 31,2022, 2023 and 2024, the Company recognized its share of income in equity method investment of US$9,388,560 (equivalent to RMB62,977,379), loss of US$1,426 (equivalent to RMB10,052) and loss of US$382,211 (equivalent to RMB2,789,872), respectively, attributable to income and loss recognized by Nanshan LLP for the change in fair value in Nanshan LLP’s underlying investment.

Notes to the Consolidated Financial Statements (Continued)

7.	Investments (Continued)

Summarized financial information:

Summarized financial information as of and for the years ended December 31, 2022, 2023 and 2024 for the Group’s equity method investments is presented on a group basis as required under Rule 4-08(g) of Regulation S-X as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Balance sheets data:
Current assets	99,825,485	116,418,686	15,949,295
Non-current assets	224,031,710	229,820,107	31,485,226
Current liabilities	116,536,612	125,769,002	17,230,283

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Statements of comprehensive income (loss) data:
Revenue	399,408,328	296,067,284	233,686,226	32,014,882
Investment gain(1)	63,148,391	—	—	—
Gross profit	95,531,209	78,781,451	90,183,309	12,355,063
Income (loss) from operations	23,085,819	(27,906,082)	2,169,710	297,249
Net income (loss)	26,146,839	(26,539,772)	13,261,559	1,816,826
(1)	Investment gain consisted of the mark-to fair value gain recognized in the financial statements of Nanshan LLP.

Investment in equity investees:

	As of December 31,
	2023	2024
	RMB	RMB

NIP Group Inc.	—	76,929,667

The investment in NIP Group Inc. (“NIPG”) was classified as equity securities without readily determinable fair values as of December 31, 2023 and reclassed to investment in equity investees upon the NIPG’s IPO on the Nasdaq Stock Market on July 26, 2024, and measured at fair values.

Equity securities without readily determinable fair value:

	As of December 31,
	2023	2024
	RMB	RMB
Content producers	109,138,724	55,010,748
Technology and software companies	45,052,097	45,724,440
Others	24,489,229	24,141,925
	178,680,050	124,877,113

For the years ended 2022, 2023 and 2024, RMB78,462,371, RMB58,005,769 and RMB19,689,373 impairment was recorded in other expenses, net.

Notes to the Consolidated Financial Statements (Continued)

8.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accrued payroll and welfare	149,779,684	147,072,840
Accrued marketing cost	34,322,591	26,351,904
Other tax payable	10,795,721	12,466,396
Deposits	10,450,774	9,309,174
Others	41,252,569	47,316,787
Total	246,601,339	242,517,101

9.	Cost of revenues

Cost of revenues consist of the following:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue sharing fees and content costs	5,245,923,556	3,878,385,035	3,363,122,749
Bandwidth costs	569,057,110	449,901,415	304,597,404
Others	303,147,634	518,084,814	279,272,821
Total	6,118,128,300	4,846,371,264	3,946,992,974

10.	Other operating income (expenses), net

Other operating income (expenses), net consist of the following:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Impairment of streamer’s assets (1)	—	—	(75,472,692)
Contingent litigation income (expenses) (2)	13,677,331	(2,144,701)	(154,256,908)
Reimbursements from ADR program	17,522,805	19,777,194	8,706,513
Government subsidies	48,352,432	29,733,380	5,234,088
Others	42,661,262	(15,051,332)	15,614,881
Total	122,213,830	32,314,541	(200,174,118)
(1)	Impairment of streamer’s assets includes impairment of agency contract rights of intangible assets, net and impairment of prepayment of cooperation costs to top streamers of other non-current assets.
(2)

Contingent litigation income expenses in 2024 primarily include RMB16,023,825 arising from class action suit (see Note 20) and a voluntary return of RMB111,720,000 in connection with investigations by relevant government authorities against certain third-party streamers for their historical illegal activities. The Group voluntarily returned gains that were related to these streamers’ historical illegal activities to the relevant government authorities, as the Group is not entitled to retain such gains pursuant to PRC laws. There remain uncertainties regarding future developments or regulatory investigations into streamers’ historical illegal activities. No additional liability is accrued with this regard as of December 31, 2024.

Notes to the Consolidated Financial Statements (Continued)

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

Notes to the Consolidated Financial Statements (Continued)

11.	Income taxes (Continued)

China (Continued)

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a consolidated affiliate. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group VIEs are in an accumulated deficit position and therefore not subject to this deferred tax liability.

(Loss) income before income taxes consist of:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
PRC	(89,768,953)	(92,977,042)	(533,372,130)
Overseas	(59,554,082)	161,174,386	245,969,524
Total	(149,323,035)	68,197,344	(287,402,606)

For years ended December 31, 2022, 2023 and 2024, the Group recorded current income tax expense of RMB3,487,038, RMB1,068,958 and RMB15,406,551 respectively.

The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	Years ended December 31,
	2022	2023	2024
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(14.71)%	19.77%	(8.79)%
Effect of tax holiday	2.15%	—	—
Effect of tax rate in different tax jurisdiction	13.38%	(77.33)%	20.76%
Change in valuation allowance	(28.31)%	36.13%	(42.33)%
Total	(2.49)%	3.57%	(5.36)%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
The aggregate dollar effect	3,205,943	—	—
Per share effect—basic and diluted	0.10	—	—

Notes to the Consolidated Financial Statements (Continued)

11.	Income taxes (Continued)

China (Continued)

Deferred tax assets are as follows:

	Years ended December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
Tax loss carried forward	809,834,806	461,896,586
Deductible temporary differences	267,362,061	308,259,437
Tax basis difference upon the restructuring in 2016	22,907,887	11,911,959
Allowance for credit loss	11,478,781	10,812,975
Allowance for others	—	18,868,173
Total deferred tax assets	1,111,583,535	811,749,130
Less: valuation allowance	(1,111,583,535)	(811,749,130)
Net deferred tax assets	—	—

The movement of deferred tax valuation allowance is as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	1,092,224,566	1,064,015,562	1,111,583,535
Increase	53,777,072	82,998,721	28,617,596
Decrease	(81,986,076)	(35,430,748)	(328,452,001)
Balance at end of the year	1,064,015,562	1,111,583,535	811,749,130

The Group operates through its subsidiaries, the VIEs and the VIEs’ subsidiaries. According to the Article 18 of PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years. As of December 31, 2022, 2023 and 2024, the Group had tax operating loss carry forwards of RMB2,695,640,682, RMB2,434,721,831 and RMB1,050,262,051, respectively, from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income and will expire during the period from 2023 to 2027, 2024 to 2028 and 2025 to 2029, respectively.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2023 and 2024, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

Notes to the Consolidated Financial Statements (Continued)

12.	Treasury shares

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

On December 28, 2023, the Company announced the repurchase program whereby the Company may repurchase up to US$20 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on January 1, 2024 (the “2023 Share Repurchase Program”). As of December 31, 2024, the Company completed the 2023 Share Repurchase Program and repurchased 1,798,806 of ordinary shares for cash consideration of US$20,107,653 (equivalent of RMB143,109,040).

As of December 31, 2024, the number of ordinary shares in issue was reduced by 4.4 million shares as a result of the cancellation of the repurchased shares and the balance of treasury stock was nil.

13.	Noncontrolling Interest

As of December 31, 2024, the Group has no noncontrolling interest since the Douyu Japan’s noncontrolling interest has been buyout from Mistui Group. The following schedule shows the effects of changes in the ownership interest of the Company in its subsidiaries on equity attributed to DouYu International for the years ended December 31, 2022, 2023 and 2024.

Below are the changes in the Group’s ownership in its subsidiaries on the Group’s equity.

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net (loss) income attributable to DouYu’s ordinary shareholders	(75,422,408)	35,517,634	(306,810,286)
Transfers to noncontrolling interest
Decrease in DouYu’s additional paid-in capital due to additional capital contribution in DouYu Japan (1)	(14,992,166)	—	—
Net transfers to noncontrolling interest	(14,992,166)	—	—
Change from net (loss) income attribute to DouYu and transfers to noncontrolling interest	(90,414,574)	35,517,634	(306,810,286)
(1)	During the year ended December 31, 2022, the Group acquired additional newly issued common shares of DouYu Japan with consideration of JPY7,499,997,600 (equivalent to RMB397,078,638). As a result of this transaction, the noncontrolling interest shareholder’s ownership interest decreased from 28.9% to 22.4%. The difference of RMB14,992,166 between the cash consideration paid and the carrying amount of the noncontrolling interest was recorded as an adjustment to the Group’s additional paid-in capital.

Notes to the Consolidated Financial Statements (Continued)

14.	Share-based compensation

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

The Group has recorded compensation expenses of RMB66,741,438, RMB nil and RMB nil for the years ended December 31, 2022, 2023 and 2024 relating to these restricted share units. As of December 31, 2022, all the restricted share units were vested.

Notes to the Consolidated Financial Statements (Continued)

15.Net (loss) income per share and net (loss) income attributable to ordinary shareholders

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Basic net (loss) income per share calculation
Numerator:
Net (loss) income attributable to ordinary shareholders for computing basic net (loss) income per share	(75,422,408)	35,517,634	(306,810,286)
Denominator:
Weighted average number of ordinary shares used in computing basic (loss) income per ordinary share	31,971,245	31,977,665	30,832,271
Basic net (loss) income per ordinary share	(2.36)	1.11	(9.95)
Diluted net (loss) income per share calculation
Numerator:
Net (loss) income attributable to ordinary shareholders of DouYu Holdings Limited	(75,422,408)	35,517,634	(306,810,286)
Net (loss) income attributable to ordinary shareholders for computing diluted net (loss) income per ordinary share	(75,422,408)	35,517,634	(306,810,286)
Denominator:
Weighted average number of ordinary shares used in computing basic (loss) income per ordinary share	31,971,245	31,977,665	30,832,271
Weighted average ordinary shares used in computing diluted (loss) income per ordinary share	31,971,245	31,977,665	30,832,271
Diluted net (loss) income per ordinary share	(2.36)	1.11	(9.95)

16.	Statutory reserves and restricted net assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2024, total restricted net assets were RMB3,474,391,108.

17.	Segment Information

The Group operates as one operating segment and reportable segment. The Group’s chief operating decision maker (“CODM”) is its interim management committee (Co-CEO after January 16, 2025) who reviews financial information presented on a consolidated basis.

The measures used by CODM to assess performance and make operating decisions are the net (loss) income as reported on the Group’s consolidated statements of comprehensive income (loss). The CODM uses performance measures to monitor operating forecast versus actual results and determine how to allocate resources of the Group as a whole. Further, the CODM reviews and utilizes cost of revenues to manage the Group’s operation.

As of December 31, 2023 and 2024, the majority of the long-lived assets of the Company are located in the PRC, and therefore no geographical segments are presented.

Notes to the Consolidated Financial Statements (Continued)

17.	Segment Information (Continued)

The following table presents selected financial information with respect to the Group’s single operating segment for the years ended December 31, 2022, 2023 and 2024:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Net Revenues (1)	7,108,238,352	5,530,404,557	4,270,825,456
Less: Cost of revenues
Revenue sharing fees and content costs	(5,245,923,556)	(3,878,385,035)	(3,363,122,749)
Other costs (2)	(872,204,744)	(967,986,229)	(583,870,225)
Total cost of revenues	(6,118,128,300)	(4,846,371,264)	(3,946,992,974)
Gross profit	990,110,052	684,033,293	323,832,482
Operating (expense) income
Sales and marketing expenses	(639,870,865)	(351,726,623)	(311,140,438)
General and administrative expenses	(288,241,624)	(237,755,845)	(204,428,800)
Research and development expenses	(383,091,118)	(276,935,538)	(181,676,080)
Other operating income (expense), net	122,213,830	32,314,541	(200,174,118)
Impairment of goodwill	—	(13,966,789)	—
Total operating expenses	(1,188,989,777)	(848,070,254)	(897,419,436)
Loss from operations	(198,879,725)	(164,036,961)	(573,586,954)
Other (expenses) income, net	(80,301,141)	(52,873,716)	21,898,241
Interest income	129,857,831	284,982,128	263,052,300
Foreign exchange gain, net	—	125,893	1,233,807
(Loss) income before income taxes and share of (loss) income in equity method investments	(149,323,035)	68,197,344	(287,402,606)
Income tax expense	(3,487,038)	(1,068,958)	(15,406,551)
Share of (loss) income in equity method investments	62,395,476	(31,610,752)	(4,001,129)
Net (loss) income	(90,414,597)	35,517,634	(306,810,286)
(1)	98.0%, 98.5% and 99.4% of the Group’s revenue for the years ended December 31, 2022, 2023 and 2024, respectively, were generated from the PRC.
(2)	Other costs include bandwidth costs and others.

18.	Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Parent company of one of our ordinary shareholders
Shayu	An investee of the Group
Equity method investees- talent agencies	Talent agencies invested by the Group classified as EMI

Notes to the Consolidated Financial Statements (Continued)

18.	Related party transactions (Continued)

For the years ended December 31, 2022, 2023 and 2024, significant related party transactions were as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Advertisement revenue derived from
Tencent Group	14,979,036	56,057,315	24,052,614
Other revenue derived from
Tencent Group	5,415,442	4,249,801	24,424,731
Equity method investees- talent agencies	—	2,542,300	457,798
Total	5,415,442	6,792,101	24,882,529
Bandwidth fees paid to
Tencent Group	197,568,690	138,960,405	110,988,031
Revenue sharing fees and content cost paid to
Tencent Group	—	—	26,299
Equity method investees- talent agencies	181,637,081	105,489,026	12,492,874
Total	181,637,081	105,489,026	12,519,173
Payment handling fees paid to
Tencent Group	28,153,602	22,256,354	17,629,404
Virtual gifts purchased from
Tencent Group	60,444,813	116,032,260	182,216,981
Content rights purchased from
Tencent Group	103,198,542	280,708,045	161,933,140
Other fees paid to
Tencent Group	8,734,726	3,878,843	687,250

As of December 31, 2022, 2023 and 2024, the amounts due from/to related parties are as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Amounts due from related parties
Tencent Group	35,491,575	63,862,287	68,856,098
Shayu	10,153,000	4,989,300	5,176,400
Equity method investees- talent agencies	481,069	142,193	142,194
Total	46,125,644	68,993,780	74,174,692
Amounts due to related parties
Tencent Group	250,364,366	234,483,995	212,539,704
Equity method investees- talent agencies	16,423,196	16,908,031	10,049,146
Total	266,787,562	251,392,026	222,588,850

Notes to the Consolidated Financial Statements (Continued)

19.	Leases

The Group’s leases consist of operating leases and short-term lease for administrative office spaces in different cities of Asia. As of December 31, 2024, the Group had no long-term leases that were classified as a financing lease.

For the years ended December 31, 2022, 2023 and 2024, the lease expense is as:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease expense	40,554,178	24,508,899	15,584,430
Short-term lease expense	159,623	638,012	112,265
Total lease expense	40,713,801	25,146,911	15,696,695

Supplemental consolidated balance sheet information related to leases is as follows:

	As of	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB
Operating lease:
Operating leases right-of-use assets	22,792,474	15,816,035
Current portion of lease liabilities	14,767,840	11,457,877
Non-current portion of lease liabilities	6,700,694	4,222,724
Total operating lease liabilities	21,468,534	15,680,601
Weighted-average remaining lease term (in years) – operating leases	1.77	1.36
Weighted-average discount rate – operating leases	4.49%	4.51%

Supplemental cash flow information related to leases are as follows:

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2023	2024
	RMB	RMB
Cash paid for operating leases	22,841,590	13,667,004
Lease liabilities arising from obtaining right-of-use assets	5,247,887	18,512,505

As of December 31, 2024, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities are as follows:

Years ending	RMB
2025	11,983,493
2026	4,950,107
2027 and thereafter	—
Total undiscounted cash flows	16,933,600
Less: imputed interest	1,252,999
Total	15,680,601

Lease liabilities due within one year	11,457,877
Lease liabilities due after one year	4,222,724

Notes to the Consolidated Financial Statements (Continued)

20.	Commitments and contingencies

Commitments

The Company did not have significant capital, other commitments or long-term obligations as of December 31, 2024.

Contingencies

As of December 31, 2024, the restricted cash amount of RMB20,179,754, classified as other non-current assets, represented bank deposits frozen by PRC local authorities due to the Group being considered a third party in the relevant legal proceedings and claims. Management has evaluated these matters and concluded that their individual or aggregate impact is immaterial from both qualitative and quantitative prospectives. And the potential outcome cannot be reasonably estimated at this moment. Therefore, no contingent liability was recognized as of December 31, 2024. The Group is closely monitoring the need for any such contingent liability on a regular basis and will record a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

In June 2023, the Company and certain of the Company’s officers were named as defendants in a putative securities class action filed in federal court in the District of New Jersey, captioned Fernandez v. Douyu Int’l Holdings Ltd., 23-cv-03161 (D.N.J.) (the “Fernandez Action”). The Company has reached a settlement agreement with the plaintiffs. On March 31, 2025, the Court entered order preliminarily approving the settlement. As of December 31, 2024, the Company has recorded class action liabilities of US$2.25 million.

21.	Subsequent events

Dividend

On January 16, 2025, the Company’s board of directors approved and declared a special cash dividend of US$9.94 per ordinary share, or US$9.94 per ADS, to holders of record of ordinary shares and ADSs as of the close of business on February 10, 2025. The aggregate amount of cash distributed for the dividends is approximately US$299,977,858 (equivalent to RMB2,150,781,246) and is paid on February 20, 2025.

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED BALANCE SHEETS

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,116,400,819	654,351,902	89,645,843
Short-term deposits	1,416,540,000	2,990,374,400	409,679,613
Prepayments	197,803	70,446	9,651
Other current assets	154,904,218	52,846,225	7,239,903
Total current assets	5,688,042,840	3,697,642,973	506,575,010
Investments in subsidiaries and VIEs	1,048,858,412	550,081,329	75,360,832
Total assets	6,736,901,252	4,247,724,302	581,935,842
LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	39,095,925	36,531,297	5,004,768
Amounts due to subsidiaries and VIEs	344,337	349,475	47,878
Deferred revenue	8,128,004	754,304	103,339
Total current liabilities	47,568,266	37,635,076	5,155,985
Total liabilities	47,568,266	37,635,076	5,155,985
Shareholders’ equity
Ordinary shares	23,336	20,360	2,789
Treasury shares	(911,217,013)	—	—
Additional paid-in capital	10,670,286,906	7,514,498,337	1,029,482,050
Accumulated deficit	(3,485,007,183)	(3,791,817,469)	(519,476,864)
Accumulated other comprehensive income	415,246,940	487,387,998	66,771,882
Total shareholders’ equity	6,689,332,986	4,210,089,226	576,779,857
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,736,901,252	4,247,724,302	581,935,842

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
General and administrative expenses	(38,959,768)	(42,927,343)	(38,585,122)	(5,286,140)
Research and development expenses	—	—	—	—
Equity in loss of subsidiaries and share of loss from VIEs	(170,956,497)	(190,965,494)	(502,190,943)	(68,799,878)
Other operating income (expenses), net	42,792,705	19,838,460	(7,317,312)	(1,002,468)
Interest income	91,701,152	249,448,848	241,283,091	33,055,649
Foreign exchange gain, net	—	123,163	—	—
Net (loss) income	(75,422,408)	35,517,634	(306,810,286)	(42,032,837)
Foreign currency translation adjustment	434,612,446	93,256,170	72,141,058	9,883,284
Comprehensive income (loss)	359,190,038	128,773,804	(234,669,228)	(32,149,553)

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(75,422,408)	35,517,634	(306,810,286)	(42,032,837)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in loss of subsidiaries and share of loss from VIEs	170,956,497	190,965,494	502,190,943	68,799,878
Share-based compensation	6,196,546	—	—	—
Foreign exchange gain or loss	—	(123,163)	—	—
Changes in operating assets and liabilities:
Prepayments	11,223,022	55,435	127,357	17,448
Other current assets	(51,285,121)	(88,851,970)	62,701,861	8,590,121
Accrued expenses and other current liabilities	(34,425,208)	15,719,885	(2,564,628)	(351,353)
Deferred revenue	(10,363,176)	(11,583,600)	(7,373,700)	(1,010,194)
CASH PROVIDED BY OPERATING ACTIVITIES	16,880,152	141,699,715	248,271,547	34,013,063
Proceeds from disposal of short-term bank deposits	1,654,283,000	2,098,625,000	1,437,680,000	196,961,352
Purchases of short-term investments	(2,385,288,000)	(1,778,550,000)	(2,990,374,400)	(409,679,613)
Investment in subsidiaries	(181,739,530)	(16,196,850)	—	—
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(912,744,530)	303,878,150	(1,552,694,400)	(212,718,261)
Repurchase of ordinary shares	(108,967,252)	—	(105,509,037)	(14,454,679)
Dividend distributed to shareholders	—	—	(2,101,465,492)	(287,899,592)
CASH USED IN FINANCING ACTIVITIES	(108,967,252)	—	(2,206,974,529)	(302,354,271)
Effect of foreign exchange rate changes	372,915,098	96,480,231	49,348,465	6,760,712
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(631,916,532)	542,058,096	(3,462,048,917)	(474,298,757)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4,206,259,255	3,574,342,723	4,116,400,819	563,944,600
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3,574,342,723	4,116,400,819	654,351,902	89,645,843

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
3.For the years ended December 31, 2022, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.
4.Translations of balances from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.2993, as set forth in H.10 statistical release of the Federal Reserve Board on December 31, 2024. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2024, or at any other rate.