Form 20-F
period 2025-12-31
DouYu International Holdings Ltd
filed 2026-04-17
CIK 1762417

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

30,178,859 ordinary shares issued and outstanding, par value $0.0001 per share as of December 31, 2025.

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

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“active users” refers to users who visited our platform or accessed our services (exclusive of innovative business) through a PC or mobile app including its associated mini programs at least once in a given period. The number of active PC users is measured as the number of independent PC devices through which users visited our platform or accessed related services in a given period. The number of active mobile users is measured by the number of mobile devices by which users visited our platform or accessed related services in a given period. The number of active users may not entirely represent the actual number of individual users who visited our platform or accessed our services through PC or mobile devices as some users may access our platform using more than one device, multiple users may access our services using the same device, some users may access our platform through multiple channels;
●	“ADSs” refers to the American Depositary Shares, every one ADS represents one ordinary share, par value US$0.0001 per share;
●	“annual paying users” refer to the total paying users (exclusive of innovative business) for a given year after removing double-counting because of multiple payments;
●	“ARPPU” refers to average livestreaming revenue per paying user in a given period;
●	“average mobile MAUs” for a given period of time is calculated by dividing (i) the sum of active mobile users (exclusive of innovative business) for each month of such period by (ii) the number of months in such period;
●	“average next-month active mobile user retention rate” for any period is calculated by dividing (i) the sum of next-month mobile active user retention rate (exclusive of innovative business) for each month of such period by (ii) the total number of months in such period;
●	“average total mobile game MAU” refers to the average total game MAUs during a given period of time calculated by dividing (i) the sum of active mobile users (exclusive of innovative business) who accessed game-themed channels on our platform in each month of such period by (ii) the number of months in such period;
●	“Beijing Fengye” refers to Beijing Fengye Equity Investment Center (Limited Partnership);
●	“Beijing Phoenix” refers to Beijing Phoenix Rich Investment Management Center (Limited Partnership);
●	“CDN” refers to content delivery network;
●	“China” or “PRC” refer to the People’s Republic of China and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, the Hong Kong Special Administrative Region of PRC (Known as “Hong Kong”) and Macau;
●	“Douyu Yule” refers to Wuhan Douyu Culture Network Technology Co., Ltd.;
●	“Guangzhou Douyu” refers to Guangzhou Douyu Internet Technology Co., Ltd.;
●	“Linzhi Lichuang” refers to Linzhi Lichuang Information Technology Co., Ltd., an entity controlled by Tencent Holdings Limited;
●	“MAUs” refers to the number of active users (exclusive of innovative business unless the context otherwise indicates) in a given month;
●	“Nectarine” refers to Nectarine Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited;
●	“next-month active mobile user retention rate” is calculated by dividing (i) the sum of active users who visited our platform (exclusive of innovative business) through a mobile app at least once in the next month after a given month by (ii) the sum of all mobile active users (exclusive of innovative business) in that given month;
●	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;
●	“P2P” refers to peer-to-peer;

●	“paying user” for any period in the context of our operating data refers to a registered user that has purchased virtual gifts on our platform (exclusive of innovative business) at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform, and consequently, the number of paying users we present in this annual report may not equal to the number of unique individuals who made purchases on our platform for any given period of time;
●	“quarterly average paying users” refers to the average paying users (exclusive of innovative business) for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period by (ii) the number of quarters in such period;
●	“registered streamer” refers to a user that has been registered on our platform as a streamer;
●	“registered user” refers to a user that has registered and logged onto our platform (exclusive of innovative business) at least once since registration. We calculate registered users as the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered users we present in this annual report may not equal to the number of unique individuals who are our registered users;
●	“retention rate” refers to the percentage of users (exclusive of innovative business) who make at least one repeat use after a certain duration;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“RSU” refers to restricted share unit;
●	“Tencent” refers to Tencent Holdings Limited;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“We,” “Us,” “Our company,” “the Group,” “Our,” or “Douyu” refers to DouYu International Holdings Limited, a Cayman Islands exempted company and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, including but not limited to, business locations, employees, intellectual properties, trademarks, product and service offerings, the variable interest entities (“VIEs”) and their subsidiaries. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts;
●	“Wuhan Douyu” refers to Wuhan Douyu Internet Technology Co., Ltd.;
●	“Wuhan Ouyue” refers to Wuhan Ouyue Online TV Co., Ltd.;
●	“Yuxing Tianxia” refers to Wuhan Yuxing Tianxia Culture Media Co., Ltd.; and
●	“Zhejiang Ouyue” refers to Zhejiang Ouyue Online TV Co., Ltd., which was subsequently renamed Wuhan Ouyue.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	evolution and competition of live-streaming industry, game industry and pan-entertainment industry;
●	our business goals and strategies;
●	our future business development, results of operations and financial condition;
●	relevant government policies and regulations relating to our business and industry;
●	general economic and business condition in China;
●	assumptions underlying or related to any of the foregoing;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

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

ITEM 3.KEY INFORMATION

Our Contractual Arrangements and Corporate Structure

We are a Cayman Islands holding company instead of an operating company in China. We conduct our operations in China through our PRC subsidiaries and consolidated variable interest entities (the “VIEs”). Currently we conduct substantially all of our business operations in the PRC through Douyu Yule, our subsidiary incorporated in the PRC, and the VIEs. Douyu Yule controls Wuhan Ouyue and Wuhan Douyu, and their subsidiaries in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Wuhan Ouyue and Wuhan Douyu. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. In 2023, 2024 and 2025, the amount of revenues generated by the VIEs approximately accounted for 99%, 99% and 99%, respectively, of our total net revenues. As of December 31, 2024 and 2025, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled 23% and 42% of our consolidated total assets as of the same dates, respectively. As used in this annual report, “we,” “us,” “our company,” “the Group,” “our,” or “Douyu” refers to DouYu International Holdings Limited and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, the consolidated VIEs. “Douyu Yule” refers to Wuhan Douyu Culture Network Technology Co., Ltd., “Wuhan Ouyue” refers to Wuhan Ouyue Online TV Co., Ltd., and “Wuhan Douyu” refers to Wuhan Douyu Internet Technology Co., Ltd. We refer to Wuhan Yuxing Tianxia Culture Media Co., Ltd., Wuhan Yuyin Raoliang Culture Media Co., Ltd., and Wuhan Yule as the PRC subsidiaries in the context of describing of their activities. We refer to Wuhan Ouyue and Wuhan Douyu as the VIEs in the context of describing their activities and contractual arrangements with us. The VIEs primarily conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which we own equity, and our Company does not conduct operations by itself. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. If the VIEs or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements in the PRC. We and our investors face uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to continue to consolidate the financial results of these entities in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”

Our corporate structure involves unique risks to investors in the ADSs. Our contractual arrangements with the VIEs have not been tested in PRC court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. The PRC regulatory authorities could further disallow the VIE structure, which would likely result in a material change in our operations and the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed discussion of the risk and uncertainties associated with the VIE structure, see “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure—There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Douyu. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” and other risk factors discussed under “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure”.

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

DouYu International Holdings Limited
(Cayman)
100%
DouYu Network Inc.
(BVI)
100%
Douyu Hongkong Limited
(Hong Kong)
Outside China
100%
Inside China
Wuhan Douyu Culture Network Technology Co., Ltd.
("Douyu Yule")
100%
Wuhan Yuxing Tianxia Culture Media Co., Ltd.
("Yuxing Tianxia")
Wuhan Ouyue Online TV Co., Ltd.
("Wuhan Ouyue")
Wuhan Douyu Internet Technology Co., Ltd.
("Wuhan Douyu")
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

However, our PRC counsel advised that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines “foreign investment” as investment activity in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our livestreaming business and other Internet related business do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” The following is a summary of the contractual arrangements by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, and Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue.

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

As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in connection with requirements of obtaining prior approval for the listing of our ADSs. However, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain uncertain, in particular, for the companies conducting their operations in mainland China through variable interest entities. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with VIEs and applying to file with the CSRC, the CSRC will solicit opinions from relevant PRC regulatory authorities and complete the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such rules to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

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

Because DouYu International Holdings Limited and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2023, 2024 and 2025, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and investing activities. For more information, see “Item 3. Key Information—Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2025, DouYu International Holdings Limited had made cumulative capital contributions of US$250.0 million to our PRC subsidiaries through our intermediate holding company, and those contributions were accounted as long-term investments of DouYu International Holdings Limited. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2024 and 2025, the loan balance owed under the VIE agreements was US$41.6 million and US$58.5 million, respectively. In 2023, 2024 and 2025, the VIEs transferred RMB410.8 million, RMB198.3 million and RMB158.5 million (US$22.7 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees.

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

As of December 31, 2024 and 2025, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries were RMB1,691.2 million and RMB1,748.8 million (US$250.1 million), respectively. There were no other assets transferred between VIEs and non-VIEs in 2023, 2024 and 2025.

Condensed Consolidating Schedule

The following tables set forth the summary condensed consolidated balance sheets data as of December 31, 2024 and 2025 of (i) our Company and our subsidiaries and (ii) the VIEs and VIEs’ subsidiaries, and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2023, 2024 and 2025. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. The historical results of us and the VIEs and VIEs’ subsidiaries are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

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

	For the Year Ended December 31, 2025
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries and
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Third-party revenues	—	9,267	229	3,809,356	—	3,818,852
Inter-company services revenues(1)	—	—	156,051	13,295	(169,346)	—
Net revenues	—	9,267	156,280	3,822,651	(169,346)	3,818,852
Third-party operating cost and expenses	(41,437)	(22,965)	(149,080)	(3,600,614)	—	(3,814,096)
Inter-company services cost and expenses(1)	—	—	(13,295)	(156,051)	169,346	—
(Loss) income from equity in subsidiaries	(39,513)	38,206	—	—	1,307	—
Share of income from VIEs	—	—	42,491	—	(42,491)	—
Total operating cost and expenses	(80,950)	15,241	(119,884)	(3,756,665)	128,162	(3,814,096)
(Loss) income from operations	(80,950)	24,508	36,396	65,986	(41,184)	4,756
Other expenses, net	—	(65,201)	(2,114)	—	—	(67,315)
Interest income	51,868	16	4,139	8,308	—	64,331
Income tax expenses	—	—	(3)	(28,406)	—	(28,409)
Foreign exchange loss, net	—	(153)	(160)	(204)	—	(517)
Share of income (loss) in equity method investments	—	1,317	(52)	(3,193)	—	(1,928)
Net (loss) income	(29,082)	(39,513)	38,206	42,491	(41,184)	(29,082)

Note:

(1)	The eliminations are related to the service fees charged between WOFE and the VIEs.

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

	As of December 31, 2025
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries and
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Assets
Cash and cash equivalents	1,257,265	7,779	24,467	469,616	—	1,759,127
Restricted cash	—	—	—	35	—	35
Short term bank deposits	246,008	—	60,000	196,494	—	502,502
Accounts receivable, net	—	387	361	76,836	—	77,584
Prepayments	29	—	196	15,565	—	15,790
Other current assets	8,593	275	6,477	169,919	—	185,264
Investments in subsidiaries(1)	506,905	630,789	—	—	(1,137,694)	—
Amounts due from between the VIEs and the WOFE(2)	—	—	1,748,791	2,179	(1,750,970)	—
Amounts due from among our subsidiaries, our Company and the VIEs	351	34	—	213,359	(213,744)	—
Amounts due from related parties	—	—	52	91,549	—	91,601
Property and equipment, net	—	3	2,410	2,627	—	5,040
Intangible assets, net	—	—	1,301	32,279	—	33,580
Long term bank deposits	—	—	—	—	—	—
Investments	—	91,631	96,604	195,448	—	383,683
Goodwill	—	—	—	—	—	—
Right-of-use assets	—	—	4,559	3,341	—	7,900
Other non-current assets	—	—	1,559	56,286	—	57,845
Total assets	2,019,151	730,898	1,946,777	1,525,533	(3,102,408)	3,119,951
Accounts payable	—	10,110	45,738	498,283	—	554,131
Advances from customers	—	23	10	2,278	—	2,311
Deferred revenue	776	—	—	236,124	—	236,900
Accrued expenses and other current liabilities	30,661	40	76,352	111,868	—	218,921
Amounts due to between the VIEs and the WOFE(2)	—	—	2,179	1,748,791	(1,750,970)	—
Amounts due to among our subsidiaries, our Company and the VIEs	342	213,402	—	—	(213,744)	—
Amounts due to related parties	—	418	586	111,303	—	112,307
Deficit in VIEs(3)	—	—	1,186,279	—	(1,186,279)	—
Lease liabilities due within one year	—	—	3,538	3,165	—	6,703
Lease liabilities	—	—	1,306	—	—	1,306
Other liabilities	—	—	—	—	—	—
Total liabilities	31,779	223,993	1,315,988	2,711,812	(3,150,993)	1,132,579
Total shareholders’ equity(deficit)	1,987,372	506,905	630,789	(1,186,279)	48,585	1,987,372
Total liabilities and shareholders’ equity(deficit)	2,019,151	730,898	1,946,777	1,525,533	(3,102,408)	3,119,951

Notes:

(1)	It represents the eliminations of the investments among our Company, Our subsidiraries and WOFE.
(2)	It represents the eliminations of the intercompany balances between WOFE and VIEs.
(3)	Deficit in VIEs represents the amounts of accumulated losses from VIEs that exceeding the investment’s carrying amounts.

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

	For the Year Ended December 31, 2025
					Eliminating
					adjustments between
					(i)our Company and
					our subsidiaries,
	Our	Our		VIEs and VIEs’	WOFE and (ii)the VIEs and
	Company	subsidiaries	WOFE	subsidiaries	VIEs’ subsidiaries	Consolidated

	(RMB in thousands)
Proceeds of services fee charges from inter-companies(1)	—	—	158,484	—	(158,484)	—
Payments of services fee charges to inter-companies(1)	—	—	—	(158,484)	158,484	—
Net cash provided by (used in) transactions with third-parties	48,526	(101,348)	(243,590)	244,157	—	(52,255)
Net cash provided by (used in) operating activities	48,526	(101,348)	(85,106)	85,673	—	(52,255)
Loans to Our subsidiaries(2)	—	—	—	—	—	—
Proceeds of loans from Our subsidiaries(2)	—	—	—	—	—	—
Investments in Our subsidiaries(3)	—	—	—	—	—	—
Other investing activities	2,729,530	102,369	92,130	47,771	—	2,971,800
Net cash provided by investing activities	2,729,530	102,369	92,130	47,771	—	2,971,800
Loans from the VIEs(2)	—	—	—	—	—	—
Repayments of loans to VIEs(2)	—	—	—	—	—	—
Capital contribution from Our Company(3)	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	—	—	—	—
Other financing activities	(2,150,781)	—	—	—	—	(2,150,781)
Net cash (used in) financing activities	(2,150,781)	—	—	—	—	(2,150,781)

Notes:

(1)	The eliminations are related to the cash payment on service fees between WOFE and the VIEs.
(2)	The eliminations are related to loans between VIEs and Our subsidiaries.
(3)	The eliminations are related to investments between Our Company and Our subsidiaries.

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

●	Risks associated with the PRC government exerting more control over our future overseas offerings or foreign investments in us and failure to obtain the approval, filling or other requirements of the China Securities Regulatory Commission or other PRC government authorities in connection with our issuance of securities overseas. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our operation and the value of our ADSs. In particular, the approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” on page 20 of this annual report.
●	Risks associated with uncertainties in the interpretation and enforcement of PRC laws and regulations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations, including uncertainties regarding the enforcement of laws, and unexpected changes in policies, laws and regulations in China, could negatively impact our operations and limit the legal protections available to you and us” on page 22 of this annual report.

●	Risks associated with the regulation and censorship of information disseminated over mobile devices and Internet in China. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over mobile devices and Internet in China may adversely affect our business and subject us to liability for content streamed or posted on our platform” on page 23 of this annual report.
●	Risks associated with adverse changes in global or China’s economic, political or social conditions or government policies. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations” on page 24 of this annual report.
●	Risks associated with the absence of law or regulation specifically governing virtual asset property rights. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets” on page 25 of this annual report.
●	Risks associated with the historical inability of the PCAOB to inspect our auditor and uncertainties about the ability of our auditor to fully cooperate with the PCAOB’s inspection. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report” on page 35 of this annual report.
●	Risks associated with the potential inability of the PCAOB to inspect our auditor in the future. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.” on page 35 of this annual report.

Risks Related to Our Business and Industry

●	Risks associated with our ability to retain our existing users, keep them engaged or further grow our user base. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected” on page 37 of this annual report.
●	Risks associated with our ability to attract, cultivate and retain top streamers. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may fail to attract, cultivate and retain top streamers, which may materially and negatively affect our user retention and thus our business and operations” on page 38 of this annual report.
●	Risks associated with our ability to offer attractive content, in particular popular game content, on our platform. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may fail to offer attractive content, in particular popular game content, on our platform” on page 38 of this annual report.
●	Risks associated with PRC tax reporting requirements applicable to online platforms. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—PRC tax reporting requirements applicable to online platform enterprises may increase our compliance obligations and subject us to additional regulatory scrutiny” on page 38 of this annual report.

●	Risks associated with our ability to effectively manage our growth and control our periodic spending to maintain such growth. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry— If we fail to operate our business efficiently, our brand, business and results of operations may be materially and adversely affected” on page 40 of this annual report.
●	Risks associated with the net losses we have incurred since inception and the losses we may continue to incur in the future. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We have incurred net losses since inception, and we may continue to incur losses in the future” on page 40 of this annual report.
●	Risks associated with our ability to successfully implement our monetization strategies. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our business may suffer if we fail to successfully implement our monetization strategies” on page 42 of this annual report.
●	Risks associated with our content monitoring system. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We have limited control over third parties who use our platform and our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results” on page 42 of this annual report.
●	Risks associated with our limited operating history with a relatively new business model in a relatively new market. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Our limited operating history in a rapidly evolving market makes it difficult to evaluate our business and growth prospects” on page 43 of this annual report.
●	Risks associated with natural disasters, health epidemics and other outbreaks of contagious diseases. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks of contagious diseases” on page 44 of this annual report.
●	Risks associated with our information technology and potential cybersecurity incidents. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively” on page 56 of this annual report.

Risks Related to Our Corporate Structure

●	Risks associated with uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure and Risks Related to our American Depositary Shares—There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Douyu. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” on page 68 of this annual report.
●	Risks associated with failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” on page 69 of this annual report.

●	Risks associated with our reliance on contractual arrangements with the VIEs and their shareholders for our operations in China. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” on page 70 of this annual report.
●	Risks associated with our inability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding” on page 71 of this annual report.
●	Risks associated with scrutiny by the PRC tax authorities that may impose on our contractual arrangements. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment” on page 71 of this annual report.

Risks Related to our American Depositary Shares

●	Risks associated with the volatility of the market price of our ADSs. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—The market price for our ADSs may be volatile” on page 73 of this annual report.
●	Risks associated with failure of the securities or industry analysts to publish accurate or favorable research or reports. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline” on page 74 of this annual report.
●	Risks associated with failure of the securities or industry analysts to publish research or reports in favor of us, or at all. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—If securities or industry analysts do not publish favorable research, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline” on page 74 of this annual report.
●	Risks associated with the possibility of being regarded as a passive foreign investment company. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to our American Depositary Shares—We were likely a passive foreign investment company, or PFIC, for 2025 if the value of our assets is determined by reference to our market capitalization and there is a significant risk that we will be a PFIC for 2026 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences” on page 80 of this annual report.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. If a company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Trial Measures also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Trial Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Trial Measures. Based on the foregoing, as an issuer that has been listed overseas before the effective date of the Overseas Listing Trial Measures, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our refinancing activities under the Overseas Listing Trial Measures. However, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain uncertain, and the relevant regulatory practice may continue to evolve. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such rules to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have some discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings, and the level of legal protection we enjoy.

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

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by revoking the licenses of, any Internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, or may impose fines or penalties, require implementation of remedial measures (including but not limited to the adjustment or removal of specific features, removal or cessation of updates to certain content, or temporary or permanent suspension of certain streamers’ accounts), or impose more stringent requirements for content service providers, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in recent years, the Office of the Anti-Pornography and Illegal Publications Working Group, the CAC, the MIIT, the Ministry of Culture and Tourism and the Ministry of Public Security have jointly or independently been launching a series of “Cleaning Up the Internet” campaigns, and have imposed more stringent requirements for internet platforms operators, such as us. Based on publicly available information, these campaigns are aimed to eliminate pornographic, harmful and illegal information and content from the Internet information services industry by, among other things, holding liable individuals and corporate entities that were deemed to facilitate the distribution of pornographic information and content. For example, in 2025, the PRC government authorities continued to launch the “Cleaning Up the Internet” campaigns, which are aimed to regulate issues in certain areas which we may not always predict, including but not limited to abused AI techniques, internet environment harmful to minors, stirring up negative emotions or confrontation, pornographic, illegal, unethical, faked and inappropriate content on livestreaming platform.

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.” Although we employ these methods to filter content posted on our platform and have adopted policies to prohibit inappropriate or illicit content on our platform, we have limited control over the streamers or other third parties who post content on our platform, and the content streamed or posted on our platform. We cannot guarantee that all streamers or other third parties who post content streamed or posted on our platform comply with our requirements and policies, which may in turn result in breach of public policies, violations of laws, fines or penalties imposed on our platform and reputational damage. We cannot guarantee that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, confiscation of illegal income, suspension or revocation of our licenses to operate in China or a suspension or ban on our mobile or online platform, including suspension or closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be promoting or profiting from illicit content on our platform. The CAC conducted a one-month on-site inspection of the Company’s content platform in May 2023. We cannot guarantee that we will not be subject to future inspections, or that any such future inspections or investigatoins will not lead to any material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry— Enhanced regulatory oversight and regulatory investigations could cause us to incur additional expenses or change our business practices in a manner materially adverse to our business.” If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

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

China’s economic conditions are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The global macroeconomic environment is facing new challenges and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Our operations may also be negatively affected by any deterioration of the political and economic relations between China and other countries, and other geopolitical challenges. Recent international trade disputes, including tariff actions announced by the United States, the PRC and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. There have also been concerns about the economic effect of the military conflicts and political turmoil or social instability in the Middle East, Europe, Africa and other places, as well as the banking turmoil in the United States and the European Union. If the relationship between these countries deteriorates, PRC companies listed on U.S. exchanges, including us, may be imposed additional compliance burdens and restricted access to U.S. capital markets. Any severe or prolonged slowdown in the global economy may adversely affect the Chinese economy which in turn may adversely affect our business and operating results.

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

We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cyber Security Law, to ensure the confidentiality, integrity and availability of the information of our users, third-party agents, content providers and other data, which is also essential to maintaining their confidence in our services. However, the regulatory framework for the collection, protection, use, sharing, transfer and other processing of data worldwide is rapidly evolving and remains uncertain. For example, the Standing Committee of the National People’s Congress of the PRC, promulgated the Cyber Security Law in November 2016, which was subsequently amended on October 28, 2025 and became effective on January 1, 2026. The Cyber Security Law requires network operators to perform certain functions related to cyber-security protection and strengthened network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity and confidentiality and usability of network data.

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

In addition, on July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the preceding year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required by the CAC. In addition, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment. The data processors that in violation of such measures are required to rectify such non-compliance incidents within 6 months of the effectiveness date thereof. Given that the relevant regulatory practice may continue evolve, their interpretation, application and enforcement and how they will affect our business operation are subject to substantial uncertainties.

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

However, the PRC tax authorities may take a different view. If the PRC tax authorities determine that our Cayman Islands holding company or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, its or such subsidiary’s world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, dividends paid by our PRC subsidiary to us or any of our Hong Kong subsidiaries could be subject to a 10% withholding tax if we or any of our Hong Kong subsidiaries were treated as a PRC resident enterprise. The PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-monopoly Law promulgated by the SCNPC in 2008 and amended in 2022 and the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and most recently amended in January 22, 2024 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within China or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. On December 14, 2020, the SAMR announced three cases of administrative penalties for the acquirers’ failures to make proper concentration declarations to the relevant authorities about their past acquisitions. This is also the first time that the SAMR imposed administrative penalties for declarations on illegal concentrations involved entities structured under a VIE arrangement.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by the VIEs for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2025, we made appropriations of RMB5.3 million (US$0.8 million) to statutory reserves as most of our subsidiaries and the VIEs (including their subsidiaries) reported accumulated loss. Furthermore, if our PRC subsidiary, variable interest entities and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that the withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. As of December 31, 2025, our subsidiary and the VIEs (including their subsidiaries) located in the PRC reported accumulated loss and therefore they could not pay any dividends.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that makes up the Special Drawing Right, or the SDR, and decided that effective October 1, 2016, RMB would be a freely usable currency and would be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. Based on the statistical release of Federal Reserve Board, in 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018 and 2019, however, the RMB depreciated approximately 5.7% and 1% against the U.S. dollar. In 2020 and 2021, the RMB appreciated approximately 6.3% and 2.3% against the U.S. dollar. In 2022, 2023 and 2024, however, the RMB depreciated approximately 8.2%, 2.9% and 2.8% against the U.S. dollar, respectively. In 2025, the RMB appreciated approximately 4.2% against the U.S. dollar. The RMB is expected to continue to fluctuate against the U.S. dollar. It remains unclear what further fluctuations may occur.

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

The size of our user base and the level of our user engagement are critical to our success. Our main monetization strategies—livestreaming, innovative business, advertisement and others depend on our ability to maintain and increase the size of our user base and user engagement level. Our user base may become smaller and our users may become less active due to our strategy to reduce costs and expenses, including but not limited to reduced purchase of tournament copyrights, or reduced engagement or the attempt to enter into non-exclusive agreements with certain top streamers, or due to intense competition of other entertainment platforms or any other reasons, it is probable that our users would spend less on our virtual gifts, game-related service and jointly operated games or visit our advertisements less frequently, or access our platform less in general. This would in turn drive top streamers away from our platform, discourage companies from purchasing advertisements on our platform and dissuade game developers and publishers from distributing their games through our platform. Our financial condition would suffer from the consequential decline in revenue and our business and operating results would be materially and adversely impacted. Our average mobile MAUs and number of quarterly average paying users decreased year-over-year in 2025. This may have an adverse impact on our operations if we are not able to retain or grow the size of our user base.

As a pioneer player in the industry with solid brand awareness, we are one of China’s leading game-centric livestreaming platforms. Maintaining and improving the current size of user base and level of user engagement are critical to our continued success. However, to maintain and improve the size of user base and user engagement, we would have to ensure that we adequately and timely respond to changes in user preferences, attract and retain enough popular streamers, and offer new features and content that may attract new users. There is no guarantee that we could meet all of these goals. Our ability to retain and expand our user base depends on our capacity to livestream popular games and events, failure to do so would have a material adverse impact on our business. A number of factors could negatively affect user retention, growth and engagement, including the following:

●	our streamers fail to keep our users engaged on our platform over a long period of time;
●	the limited time of our users is distracted by other competitors in live-streaming industry or other entertainment platforms or apps;
●	we fail to innovate our communities, user-generated content and our virtual gifts and game-related services that keep our users interested and eager to return to our platform on a regular basis;
●	loss of interesting content or top streamers;
●	failure to obtain contracts for streaming popular games and related events;
●	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;
●	we suffer from negative publicity, fail to maintain our brand or our reputation is damaged;
●	there are adverse changes in our services and content offerings that are mandated, or that we elect to make, to address, market dynamics, legislation, regulations or government policies;
●	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;
●	we fail to address user concerns related to privacy and communication, safety, security or other factors; and
●	the growth of the number of PC, smartphone and other smart device users in China stalls.

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

PRC tax reporting requirements applicable to online platform enterprises may increase our compliance obligations and subject us to additional regulatory scrutiny.

Rules on Tax-Related Information Reporting by Online Platform Enterprises requires online platform enterprises to report certain tax-related information, including identity and income information of merchants and individuals providing services through their platforms, to the competent tax authorities. The State Taxation Administration has also issued related announcements indicating that certain online platform operators, including live-streaming platforms, and individuals providing services through such platforms, such as online streamers, may fall within the scope of such reporting requirements. These requirements may increase our compliance obligations and subject us to additional regulatory scrutiny, thereby adversely affecting our financial conditions and results of operations.

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

We historically experienced a period of significant growth and expansion. However, our historical performance may not be indicative of our future growth or financial results. For example, we have experienced a decrease in our average mobile MAUs and number of quarterly average paying users during recent five years. We have also been proactively managing our business to accommodate our long term strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of these efforts, we have been adjusted and reduced the costs of streamers’ compensation and tournament copyrights, shifting our attention towards optimizing our streamer structure, and cultivating paying users who exhibit stronger user stickiness and a willingness to pay. This has resulted in a reduction in our revenue and user traffic, as well as our marketing and promotional activities for new user acquisition. Even though we expect these initiatives continue to have negative impacts to our revenue, we believe by fostering a healthy ecosystem with sustainable user behavior and focusing on live-streaming activities with high operating efficiencies, we can strengthen the long-term viability and stability of our operations and profitablity. Meanwhile, we are also proactively developing innovative business, including voice-based social networking services, to diversify our revenue streams. However, these strategies may not produce the long-term benefits that we expect, in which case our user growth and engagement, as well as our business, financial condition and results of operations could be materially and adversely affected.

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

We have incurred significant accumulated net losses to date. Although experiencing net incomes since 2019, we may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. We incurred net gain of RMB35.5 million in 2023, net loss of RMB306.8 million in 2024, andnet loss of RMB29.1 million (US$4.2 million) in 2025. We have generated gross profit since 2018, and this may not translate into continued net after-tax profit. The time it will take for us to eventually achieve profitability hinges on our ability to grow rapidly in a cost-effective way, and we may not be able to grow this way successfully.

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

After achieving substantial scale through our initial investments in user acquisition and experience, we have been proactively managing our growth to accommodate our strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of our efforts, we have strategically adjusted our streamer contract model to a combination of exclusive contract model and cross-platform content co-creation model as a supplement. On the one hand, we enter into exclusive contracts with our top streamers whose performances meet our standards to ensure a consistent supply of quality content. Specifically, we will periodically review and prudently renew the tournament copyright contracts that are aligned with our evolving business needs. On April 25, 2023, Wuhan Ouyue entered into a License Agreement for Broadcasting League of Legends Matches with Tengjing Sports & Culture Development (Shanghai) Co., Ltd., (“Tengjing”) under which we purchased a non-exclusive license for broadcasting games during the period from 2023 to 2025 for a total consideration of RMB450 million (the “Contract”). In light of our business shifts, we are currently in discussions with Tengjing to amend the Contract. The consideration for the year of 2024 decreased to RMB102 million and 2024 League of Legends Mid-Season Invitational was added to the authorized scope. The price for the year of 2025 is to be finalised, and the amount has been properly accrued as of December 31, 2025. On the other hand, we also take an initiative to deploy a cross-platform content co-creation model, where certain of our streamers will collaborate with other live-streaming platforms to co-develop quality content (and vice versa for the streamers of other live-streaming platforms). In addition, despite being one of the first game-centric livestreaming platforms to make the foray into eSports, we have strategically expanded our content coverage beyond eSports and now mainly covers eSports, music, outdoor activities, and talent shows to adapt to users’ evolving needs. We believe by fostering a healthy ecosystem with high operating efficiencies through these strategic shifts, we are able to manage our growth in a more cost-effective manner.

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

Our monetization model is constantly evolving. Our streaming platform is free to access, and we generate revenues primarily from livestreaming, innovative business and advertisement. As a result, our revenue is affected by our ability to increase user engagement and convert non-paying users into paying users, which in turn depends on our ability to retain top streamers, as well as our ability to offer content, virtual gifts, game-related services, advertisements and other services. In 2023, 2024 and 2025, we generated RMB4,799.0 million, RMB3,073.9 million and RMB2,177.4 million (US$311.4 million) from livestreaming, representing 86.8%, 72.0% and 57.0% of our total revenues for the same period. We also generate a sizeable portion of our revenues from providing innovative business, advertisement and other services on our platform. In 2023, 2024 and 2025, we generated RMB731.4 million, RMB1,196.9 million and RMB1,641.5 million (US$234.7 million) from advertisements and others, representing 13.2%, 28.0% and 43.0% of our total revenues for the same period. We also generate a small portion of our revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers. If we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may in the future introduce new services to diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers or platform partners, we may fail to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

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

In addition, if any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform or after watching, hearing or participating in illegal or inappropriate content that our content monitoring system failed to filter out, we may face civil lawsuits or other liabilities initiated by the affected user, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for noncompliance with PRC laws and regulations concerning the dissemination of information on the Internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide Internet content service. We endeavor to ensure that all users are in compliance with relevant regulations, but we cannot guarantee that all users will comply with all the PRC laws and regulations in all aspects. Therefore, our livestreaming service may be subject to investigations or subsequent fines, penalties, liabilities or other remedial measures if content displayed on our platform is deemed to be illegal or inappropriate under PRC laws and regulations. Furthermore, certain of our users have been subject to, and may continue to be subject to investigations, legal proceedings or regulatory reviews due to the content they posted on our platform, or transactions they conducted through our platform that are against our policies, or their personal misconduct or behaviors, which might impact their ability to stream on our platform, or result in fines, penalties, liabilities or other remedial measures imposed on our platform, which could have an adverse effect on our business and results of operations. For example, we have historically made voluntary payments to such investigations by relevant government authorities against certain third-party streamers for their historical illegal activities against our platform policies. We believe such investigations, legal proceedings or any other governmental actions, with or without merits, may divert significant management time, attention and financial resources, bring negative publicity, and materially and adversely affect our financial conditions, results of operations, and business prospects. We also cannot guarantee that there will not be future investigations, legal proceedings or regulatory reviews of streamers or other users on our platform, which might adversely affect our operations. In addition, if our top streamers or hosts (for our voice-based social networking services) violate the policy of our platform to conduct any illegal or inappropriate behavior on our platform or in private, we may be required to block the account of such top streamers or hosts. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

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

Our annual paying user base was 6.1 million in 2024 and 5.2 million in 2025. Whether we can increase the number of our paying users depends on many factors, including internal factors such as changes in our operational strategy and external factors that are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular streamer that they used to follow financially, and overall worsening economic conditions can lower disposable income for all existing paying users, causing them to spend less on our platform. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future.

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

In 2025, we generated revenue of RMB1,446.2 million (US$206.8 million) from our innovative business, representing 37.9% of our total revenues. In 2023, 2024 and 2024, we generated RMB731.4 million, RMB181.0 million and RMB195.3 million (US$27.9 million) from the sale of advertisements and others, representing 13.2%, 4.2% and 5.1% of our total revenues for the same period. If we fail to maintain or grow our revenue from our innovative business, advertisement and others, our financial results could be adversely affected.

We started the operations of our innovative business in the first half of 2023, which currently consists of voice-based social networking services and game related services. In particular, we monetize voice-based social networking service through sales of virtual gifts, and to a lesser extent, subscription-based membership services and virtual customization options, through a separate app. If we fail to attract more users and/or hosts to use our voice-based social networking services, or maintain the user traffic and engagement level on the seperate app, or due to any other factors that may be beyond our control, our revenue generated from voice-based social networking services could be materially and adversely affected. In addition, we generate revenue from game-related services primarily through game-specific memberships. If we fail to maintain or increase user traffic and engagement level, or our game-related content becomes less attractive to our users, particularly our paying users, or due to some adjustments in cost efficiency strategies, or due to any other factors that may be beyond our control, our revenue or profit generated from game-related services could be materially and adversely affected. Given that the innovative business is relatively new, and that we have limited experience conducting our innovative business, we cannot assure you that we will be able to effectively manage the growth of our innovative business or such business initiatives will not be executed successfully, or if at all. If we are not able to manage the growth of our innovative business or execute such business initiatives successfully, our business expansion may not be successful and our business, financial condition and results of operations could be materially and adversely affected.

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

In addition, publishing and the commercial launch of domestic online games is subject to the pre-approval by the National Press and Publication Administration, or the NPPA. The NPPA suspended such permission from March to December 2018 and has since restored it. Such suspension caused significant delays in the approval of the online games in the Chinese market. As a result, game publishers may not be able to obtain approval or make timely filings with the NPPA for their online games or at all. In December 2019, the Department of Law Enforcement of the Ministry of Culture and Tourism further published a circular reiterating that online games streamed or operated by livestreaming platforms shall also obtain requisite pre-approvals from the NPPA. In March 2021, the National Municipal Office of Anti-Pornography and Illegal Publication and the NPPA jointly launched the “New Trend 2021” campaign, reiterating that a livestreaming platform shall not stream online games which have not obtained the approval from the NPPA. The “Cleaning Up the Internet” campaigns launched by the relevant authorities have also inspected and imposed penalties in connection with livestreaming of non-approved online games. On April 12, 2022, the Online Audio-visual Program Management Department of NRTA and the Publishing Bureau of the Central Propaganda Department jointly issued the Notice on Strengthening the Management of Livestreaming of Online Games on the Online Audio-visual Program Platforms, which reiterates that online audio-visual program platforms, including live streaming platforms are prohibited from disseminating illegal games on audio-visual program platforms, streaming online games that have not been approved by the competent authorities and using livestreaming rooms and other forms to drive traffic for the illegal game content on various platforms. Although the game publishers are responsible for obtaining the required approvals, filings or permits for these online games streamed or operated on our platform, we may still be subject to fines, confiscation of income from these games, suspension of operations, revocation of licenses and other penalties due to game publishers’ failure to obtain such approvals, filings or permits, which could materially and adversely affect our business and results of operations.

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

On November 7, 2016, the SCNPC released the PRC Cyber Security Law, which took effect on June 1, 2017 and was subsequently amended on October 28, 2025. The PRC Cyber Security Law requires network operators to fulfill certain obligations to safeguard security in cyberspace and enhance network information management.

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

Our future success depends substantially on the continued efforts of our executive officers and key employees. In particular, we rely on the expertise, experience and vision of Mr. Shaojie Chen, our founder, chairman and chief executive officer as well as other members of our senior management team. On November 20, 2023, the Company was informed that Mr. Shaojie Chen, the CEO and the Chairman of the Board of the Company, was arrested by the Chengdu police on or about November 16, 2023. On November 22, 2023, the Chengdu police made a public announcement confirming that Mr. Chen was arrested on suspicion of setting up casinos. Accordingly, on November 24, 2023, the Company promptly formed an interim management committee consisting of Mr. Mingming Su, a director and Chief Strategy Officer of the Company, Mr. Hao Cao, a director and Vice President of the Company, and Ms. Simin Ren, a director and Vice President of the Company, to manage the Company’s operations until the appointment of Co-CEO in January 2025. As of the date of this annual report, Mr Shaojie Chen’s case has been transferred to the court by procuratorate. The court has not yet scheduled a hearing and the final judgement has not been made. As of the date of this annual report, the allegations against Mr. Chen have not been resolved. Mr. Chen’s case has not had a material adverse impact on our business thus far. However, we cannot assure you that his case will continue to not have a material adverse impact on our business, including, for example, if a verdict is rendered against Mr. Chen. We cannot reasonably predict the outcome of his case, nor can there be any assurance that such proceeding will not have a material adverse impact on our business. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the game-centric livestreaming industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

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

Negative publicity involving us, our streamers, our viewers, our management, our livestreaming platform or our business model may materially and adversely harm our brand and our business. We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, viewers and streamers, customers and platform partners. There has been negative publicity about our company, our streamers, the misuse of our services and our senior management, which has adversely affected our brand, public image and reputation. Such negative publicity, especially when it is directly addressed against us, may also require us to engage in defensive media campaigns, legal proceedings, with our without merits, which may potentially leave a negative impression with regulators and prompt investigations. This may cause us to increase our marketing expenses and divert our management’s attention and may adversely impact our business and results of operations.

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

For performance tracking purposes, we monitor metrics such as the number of active mobile users and paying users. We calculate certain operating metrics in the following ways: (a) the number of registered users, which refers to the number of users that has registered and logged onto our platform at least once since registration; (b) the number of active mobile users, which refers to the number of users who visited our platform through mobile app at least once in a given period; and (c) the number of paying users, which refers to the number of users that have purchased virtual gifts on our platform at least once in a given period. The actual number of individual users, however, is likely to be potentially significantly lower than that of registered users, active mobile users and paying users due to various reasons such as fraudulent representation, robotic behaviors, improper registration, or other suspicious accesses. Some of our user accounts may also be created for specific purposes such as to increase virtual gifting for certain performers in various contests, but the number of registered users, active mobile users and paying users do not exclude user accounts created for such purposes. Furthermore, we historically focused on the number of active users, which encompasses the number of users who visited our platform through either PC or mobile app at least once in a given period. As a result of the evolving user behaviors observed on game-centric livestreaming platforms with a greater emphasis on mobile devices over PCs, our management is focusing more on mobile apps and mobile users from an operational perspective, and uses the number of active mobile users to track the scale and engagement of our users. Due to our reduced operating activities in maintaining PC users, the PC MAUs decreased from 42.8 million for the fourth quarter of 2023 to 25.7 million for the fourth quarter of 2024. Such figure then increased to 27.6 million for the fourth quarter of 2025, which was mainly attributable to our increased supply of high-quality contents, including tournament streaming and video. The average next month active user retention rate for PC users decreased from 26.3% in 2023 to 25.2% in 2024 and then increased to 31.6% in 2025, which was mainly due to the increased ratio of core users in our total user base and our increased efforts in retaining those core users. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. Furthermore, the widely-accepted technical measurements we apply, such as cookies or IP addresses, may not necessarily correspond to the exact number of devices used by real users, which may further reduce the accuracy and reliability of our user-related metrics. The respective number of our registered users, active mobile users and paying users may overstate the number of individuals who register on our platforms, sign onto our platforms, purchase virtual gifts or other products and services on our platforms and access DouYu.com, respectively, which may lead to an inaccurate interpretation of our operating metrics.

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

Present and future business partnerships or acquisitions may fail, which may materially and adversely affect our business, reputation and results of operations.

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

We and Tencent, through our respective PRC affiliated entities, have entered into a strategic cooperation framework memorandum which became effective on January 31, 2018 and was subsequently replaced by the amended and restated strategic cooperation framework memorandum dated April 1, 2019 (the “Amended and Restated SCFM”). For details, please refer to “Item 4. Information of the Company—4.B. Business Overview—Our Relationship with Tencent.” As of March 31, 2026, Tencent held approximately 40.0% of our total outstanding ordinary shares through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, representing 40.0% of our total voting power. For details, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” As a result, Tencent has substantial influence over our business and their interests may not be aligned with ours or the other shareholders. For details please refer to “—Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.”

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

As of March 31, 2026, our directors and executive officers beneficially owned, after taking into account RSUs that will become vested within 60 days after the date of this annual report, an aggregate of 18.0% of our total outstanding ordinary shares. As of March 31, 2026, Tencent held approximately 40.0% of our total outstanding ordinary shares through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, representing 40.0% of our total voting power. In addition, pursuant to the terms of our Fourth Amended and Restated Memorandum and Articles of Association, Mr. Shaojie Chen and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, have the right to appoint up to four directors. Nectarine, a wholly-owned subsidiary of Tencent, has the right to appoint up to two directors as long as it beneficially owns no less than 33% of the shares it beneficially owns immediately prior to the completion of our initial public offering in July 2019. Our board of directors has the right to appoint up to four independent directors and may appoint additional directors, if any. Directors appointed by a specified group may only be removed by the affirmative vote of such group. Our officers are nominated by Mr. Shaojie Chen (who has a second or deciding vote when there is an equality of votes) and Mr. Wenming Zhang, and entities which hold shares of our company on behalf of and are controlled by Mr. Shaojie Chen and Mr. Wenming Zhang, and are elected by the board at such terms and remuneration as the board sees fit. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

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

We historically experienced seasonality in our business, reflecting seasonal fluctuations in Internet usage. As a result, comparing our historical operating results on a period-to-period basis may not be meaningful. For example, the number of active users used to be higher during school holidays and certain parts of the school year, and lower at the beginning or exam periods of the school year, which affected our cash flow for those periods. Furthermore, the number of paying users of our online livestreaming platform generally correlated with the marketing campaigns and promotional activities we conducted, which might coincide with popular western or Chinese festivals or solely be subject to the timing of our promotional activities. As a result, we cannot rule out the possibility that our operating results in future quarters or years may fall below the expectations of securities analysts and investors due to seasonality.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. However, we cannot assure you that in the future we will not identify any material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or management override of internal controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. If we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

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

We did not recognize any share-based compensation expenses in our consolidated statement of income for the year ended December 31, 2025. As of March 31, 2026, 2,075,858 RSUs have been granted that are not forfeited under the Amended and Restated 2018 RSU Scheme and no award has been granted and outstanding under the 2019 Share Incentive Plan. 2,075,858 RSUs corresponding to 2,075,858 ordinary shares have been vested as of March 31, 2026.

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

We face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. On February 28, 2026, the United States and Israel commenced airstrikes on Iran, and the conflict including retaliatory strikes has since evolved to impact a number of Middle Eastern countries. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our operations. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations.

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

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. In addition, the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”), which was recently signed into law, requires the adoption of implementing regulations, which will supersede the Final Rule, and the content of these new regulations is presently uncertain. These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

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

Risks Related to Our Corporate Structure

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Douyu. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

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

The PRC Foreign Investment Law leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating foreign investment rules as we are currently using the contractual arrangements to operate certain businesses in which foreign investors are currently prohibited from or restricted to investing. Furthermore, if future laws, administrative regulations or provisions of the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

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

We were likely a passive foreign investment company, or PFIC, for 2025 if the value of our assets is determined by reference to our market capitalization and there is a significant risk that we will be a PFIC for 2026 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

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

The assets shown on our balance sheet consist primarily of cash and bank deposits, and while this continues to be the case our PFIC status for any taxable year depends largely on the value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets for any taxable year may be determined by reference to the average of our market capitalization for that year. Because generally our market capitalization has declined substantially in recent years, if the value of our goodwill and other intangible assets is determined by reference to the average of our quarterly market capitalization then we were likely a PFIC for our 2025 taxable year and certain prior taxable years. Due to our declined market capitalization, there is a significant risk that we will also be a PFIC for 2026 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as non-passive assets is not entirely clear. We have not obtained any valuation of our goodwill and other intangible assets. U.S. holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Moreover, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules and, in addition to the discussion above regarding the effect of the value of our goodwill and other intangible assets on our PFIC status, we may also be or become a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2026 or any future taxable year.

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

In June 2016, Yuxing Tianxia was incorporated in the PRC by Wuhan Douyu. This entity focuses on entering into business contracts with streamers.

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

Hisotrically, our platform attracted a large number of highly loyal and engaged user base through both organic growth and traffic acquisition. As of December 31, 2024 and 2025, we had 503.3 million and 510.7 million registered users on PC and mobile apps, respectively. Our average mobile MAUs on the mobile platform was 27.6 million for the fourth quarter of 2025, representing a 38.0% year-over-year decrease from the fourth quarter of 2024. The decrease was mainly due to the continued impact of cost efficiency optimization and a more disciplined content supply strategy. However, we believe our diverse content offerings and interactive product features allow us to retain our core users and promote their engagement level. Our average next-month active mobile user retention rate was 64.0% and 65.4% over the preceding 12-month periods as of December 31, 2024 and December 31, 2025, respectively.

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

The passion for games and interactions among gamers and game enthusiasts extends beyond just playing. We believe China has a gamer community that is seeking interactive and engaging entertainment through game livestreaming, short video, voice, graphic content and community discussions. Despite being one of the first game-centric livestreaming platforms to make the foray into eSports, we have strategically expanded our content coverage beyond eSports and now mainly cover eSports, music, outdoor activities and talent shows to adapt to users’ evolving needs. We have strategically reduced the purchase of certain eSports tournament copyrights and will continue to selectively stream eSports touraments with a strong focus on mobile gaming and entertainment. Our average mobile game MAUs were approximately 13.5 million and 11.3 million in the fourth quarter of 2024 and 2025, respectively.

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

Coveted Access to Premium Game Content

As game content is primarily accessible online, game developers and publishers have been cooperating with livestreaming platforms to promote the awareness and popularity of newly published games. As a result, we may be essentially positioned to help connect downstream users with upstream game developers. We believe livestreaming platforms such as our platform played a significant role in the commercial success of some of the major games. This mutually beneficial relationship has solidified our partnerships with major game developers and publishers. These partnerships give us access to premium quality game content that attracts a number of enthusiastic viewers to our platform.

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

Our Users

We have a large and engaging young user base with willingness to spend and share on social networks. As of December 31, 2024 and 2025, we had 503.3 million and 510.7 million registered users on our PC and mobile apps, respectively. Our average mobile MAUs decreased from 44.5 million in the fourth quarter of 2024 to 27.6 million in the fourth quarter of 2025, primarily due to the continued impact of cost efficiency optimization and a more disciplined content supply strategy. Due to the same reason, our average mobile game MAUs were approximately 13.5 million and 11.3 million in the fourth quarter of 2024 and 2025, respectively. Our user base is also loyal and highly engaged. In 2025, our average next-month active mobile user retention rate was 65.4%, and was 64.0% in 2024. We strive to cultivate the paying habits of our users. Our quarterly average paying users were 3.3 million and 2.6 million in the fourth quarter of 2024 and the fourth quarter of 2025, respectively. We have experienced in the past and may continue to experience decrease in our paying users due to our cost-effective operating strategies of focusing on maintaining core paying users under the prolonged soft macroeconomic enviornment.

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

Cross-platform Content Co-creation Model

We may enter into cooperation agreements with other livestreaming platforms to co-create or share content created by streamers from both platforms. At the current stage, the revenue and user traffic generated from this experimental model are insignificant to both our platform and our partner platform.

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

Livestreaming

We derive a substantial portion of our revenues from livestreaming, mainly from the sale of virtual gifts. In 2023, 2024 and 2025, we generated RMB4,799.0 million, RMB3,073.9 million and RMB2,177.4 million (US$311.4 million) respectively from livestreaming, representing 86.8%, 72.0% and 57.0% of our total net revenues for the same periods. In 2025, we had a total of 5.2 million annual paying users, and 4.8 million annual mobile paying users.

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

To navigate market dymanics, we have been proactively managing our livestreaming business to accommodate our strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of these efforts, we have been implementing “cost-effective operating strategies”, where (a) we have adjusted certain interactive features and operational activities in our livestreaming business with the goal of discouraging excessive user consumption and irrational user consumption patterns on the platform since the beginning of 2022, and (b) we have been focusing on live-streaming activities with high operating efficiencies. Additionally, we have been shifting our attention towards (a) optimizing our streamer structure, (b) cultivating paying users who exhibit stronger user stickiness and a willingness to pay, and (c) optimizing content offerings and improving overall user experence. In 2025, we continued to optimize and execute our cost-effective operating strategy under the prolonged soft macroeconomic environment and competition from short-video platforms focused on maintaining the size of our core paying users by offering more affordable virtual gifts to encourage their consistent spending behavior. As a result, the decreases in both number of paying users and average revenue per paying user led to a year-over-year decrease in our livestreaming revenue.

Innovative business, Advertisement and Others

We generate revenues from innovative business, advertisement and other services, including voice-based social networking services, game-related services, brand advertisements, game advertisements and to a lesser extent, game distribution and other game-related services. Our innovative business, advertisement and other revenue was RMB731.4 million, RMB1,196.9 million and RMB1,641.5 million (US$234.7 million) respectively in 2023, 2024 and 2025, which constituted approximately 13.2%, 28.0% and 43.0% of our total revenues for the same periods.

Innovative business

Our innovative business mainly include voice-based social networking services and game-related services as key components of our revenue diversification strategy.

Voice-based Social Networking Services

We offer voice-based social networking services through a separate app since the first half of 2023, where we provide chatroom livestreaming services and facilitate other forms of audio-based interactions. The hosts are able to connect with users via their chatrooms – hosts and users are able to interact through audio on a real time basis, and users are able to purchase and send virtual gifts as a gesture of appreciation or support to the host. The average MAUs of our voiced-based social networking services is 286.3 thousands in the fourth quarter of 2025. We monetize voice-based social networking service through sales of virtual gifts, and to a lesser extent, subscription-based membership services and virtual customization options.

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

Access Our Streaming Platform

Viewer Access

We developed mobile streaming apps, as well as a web-based streaming portal and its supplemental applications, to provide comprehensive viewing experiences for our viewers. Viewers can access our platform via our mobile app Douyu (斗鱼) including its associated mini programs, our web portal at www.douyu.com or PC application Douyu PC Client Portal (“斗鱼PC客户端”). Our mobile streaming app and web portals offer substantially similar functions and features, with our mobile streaming app providing simplified and easy to use functions tailored for mobile users.

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

Interaction. Bullet chatting is featured on our platform to allow viewers to post messages that glide across the screen. Bullet chats are visible by all viewers who watch the same livestream, stimulating interactions among viewers. Viewers can also communicate with each other or the streamer in real time through our regular chat room function. Lastly, viewers can initiate direct voice chat requests with the streamers and other viewers. In addition, we continue to develop new features with cutting edge technologies including AI. In September 2025, we lunched an AI-intergrated new feature named AI Bullet Chatting (“AI弹幕”). It is trained with community culture and memes, and is capable of understanding streaming and chat content. AI Bullet Chatting assists users in Bullet chatting creation, offering smart chat suggestions.

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

Our Relationship with Tencent

Tencent became a shareholder of Wuhan Douyu, one of our wholly-owned subsidiaries, in April 2016 when it purchased certain of Wuhan Douyu’s shares through Linzhi Lichuang, an entity controlled by Tencent. Tencent subsequently increased its investment in Wuhan Douyu by purchasing shares in Wuhan Douyu’s subsequent rounds of financing and in our company by subscribing for Series E Preferred Shares. As of March 31, 2026, Tencent holds approximately 40.0% of our total outstanding ordinary shares through its wholly-owned subsidiaries, Nectarine and Distribution Pool Limited, representing 40.0% of our total voting power. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

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

Competition

The game-centric content offering service sector in China is evolving rapidly amid intensifying competition. As one of the leading players in this market, we face competition from providers of similar services, and other online entertainment platforms. Other game-centric livestreaming competes directly with us for viewers and streamers. In addition, we compete with other large video streaming platforms, short or medium video platforms, social media platforms and other platforms offering online game-related content and services, as well as online entertainment. We believe that our ability to compete effectively for users depends upon many factors, including the quality and variety of our content, user experience on our platform, retention of popular streamers, capability to adjust to changes in technology and customer tastes and the strength of our brands.

Licenses and Approvals

The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and VIEs are required to obtain to carry out our operations in China.

License	Entity Holding the License	Type of the Entity	Regulatory Authority
License for Value-added Telecommunications Business	Wuhan Douyu	VIE	Communications Administration of Hubei Province

License for Online Culture Business	Wuhan Douyu	VIE	Bureau of Culture and Tourism of Wuhan Municipality

License for Commercial Performance	Wuhan Douyu	VIE	Administration Committee of Wuhan East Lake High-Tech Development Zone

License for Production and Operation of Radio and Television Programs	Wuhan Douyu	VIE	Administration for Radio and Television of Hubei Province

License for Online Transmission of Audio-visual Programs	Wuhan Ouyue	VIE	National Radio and Television Administration

License for Production and Operation of Radio and Television Programs	Wuhan Ouyue	VIE	Administration for Radio and Television of Hubei Province

License for Online Culture Business	Wuhan Ouyue	VIE	Bureau of Culture and Tourism of Wuhan Municipality

License for Commercial Performance	Wuhan Ouyue	VIE	Administration Committee of Wuhan East Lake High-Tech Development Zone

License for Value-added Telecommunications Business	Wuhan Ouyue	VIE	Communications Administration of Hubei Province

License for Commercial Performance	Douyu Yule	Wholly Foreign- owned Enterprise	Bureau of Culture and Tourism of Wuhan Municipality

License for Commercial Performance	Yuxing Tianxia	Subsidiary of Wholly Foreign- owned Enterprise	Bureau of Culture and Tourism of Wuhan Municipality

License for Value-added Telecommunications Business	Wuhan Yu Leyou Internet Technology Co., Ltd.	Subsidiary of Wuhan Ouyue	Communications Administration of Hubei Province

License for Production and Operation of Radio and Television Programs	Wuhan Yu Leyou Internet Technology Co., Ltd.	Subsidiary of Wuhan Ouyue	Administration for Radio and Television of Hubei Province

License for Online Culture Business	Wuhan Yu Leyou Internet Technology Co., Ltd.	Subsidiary of Wuhan Ouyue	Bureau of Culture and Tourism of Wuhan Municipality

Intellectual Property

We regard our proprietary domain names, copyrights, trademarks, trade secrets and other intellectual property as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2025, we had registered:

●	592 trademarks in China, including the logo for douyu.com;
●	66 domain names, including douyutv.com, douyu.tv and douyu.com;
●	378 patents in China; and

●	110 software copyrights in China, relating to all of our online communities and other products.

As of December 31, 2025, we had 70 pending trademark applications in China. As of December 31, 2025, we have submitted 469 pending patent applications independently or jointly with third parties in China. Substantially all of our intellectual property is owned by Wuhan Douyu, and certain trademarks, copyrights and domain names are owned by Wuhan Ouyue for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. Douyu Yule holds certain patents and copyrights in 2023, 2024 and 2025, respectively.

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

On January 10, 2026, the CAC promulgated the Provisions on the Collection and Use of Personal Information by Internet Applications (Draft for Comments) for public comment. The draft provisions would require operators of internet applications and software development kits to bear primary responsibility for the collection, use and security protection of personal information, and to follow the principles of openness and transparency by publicly disclosing clear and comprehensive rules governing personal information collection and use, including the purpose, method and scope of collection, permissions invoked, embedded software development kits, retention periods and users’ statutory rights, and to promptly update such rules upon material changes. For internet applications with more than 50 million registered users or more than 10 million monthly active users and complex business models, the draft provisions would further require public consultation for not less than seven business days.

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

On December 29, 2025, the CAC issued the Announcement on the Submission of Compliance Audit Results for the Protection of Personal Information of Minors, which became effective on the same date. Pursuant to this announcement, personal information processors that process the personal information of minors are required to submit the compliance audit results relating to the protection of minors’ personal information for the preceding year by the end of January of each year. Compliance with this requirement may increase our ongoing reporting and compliance obligations and related costs.

On February 11, 2026, the CAC, together with eight other government authorities, issued the Measures for the Identification of Online Platform Service Providers with a Large Number of Minor Users or Significant Influence on Minors, which became effective on April 1, 2026. Under these Measures, online platforms with a substantial minor user base or significant influence on minors are required to conduct self-assessments and may be subject to regulatory designation and ongoing supervision by the relevant authorities.

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

Regulations on E-Commerce Activities

On August 31, 2018, the SCNPC promulgated the E-commerce Law, or the PRC E-commerce Law, which became effective on January 1, 2019. The E-commerce Law clarifies the obligations of the e-commerce platform operators. On March 15, 2021, the SAMR issued the Measures for the Supervision and Administration of Online Transactions, or the Online Transaction Measures, which became effective on May 1, 2021 and was recently amended and became effective on May 1, 2025. The Online Transaction Measures further emphasize, among others, that e-commerce platform operators are required to establish mechanisms to inspect and monitor products and services provided by the merchants, and shall submit the identity information of those merchants to the local branches of the SAMR.

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

On December 18, 2025, the SAMR promulgated the Measures for the Supervision and Administration of Live E-commerce, which became effective on February 1, 2026. The measures enhance compliance obligations on live e-commerce platform operators, including requirements to verify, register and maintain records of live-streaming room operators’ true identity information, business qualifications and contact details, and to update such information at least once every six months. In addition, live e-commerce platform operators are required to establish training mechanisms for live-streaming marketing personnel and to conduct annual training covering areas such as online transaction regulations, network and information security, product quality and consumer protection. The measures further require platform operators to implement graded and categorized management of live-streaming room operators and to adopt enhanced monitoring measures for operators with large user followings, significant transaction volumes or repeated violations, as well as to establish blacklist mechanisms for operators and personnel that seriously violate market regulation or cyberspace administration laws and regulations.

On the same date, the SAMR promulgated the Measures for the Supervision and Administration of Rules of Online Transaction Platforms, which also became effective on February 1, 2026. These measures require online transaction platform operators to prominently and continuously disclose platform rules on their websites or applications and ensure that such rules are easily accessible and downloadable by operators and consumers. The measures further prohibit platform operators from forcing or inducing acceptance of platform rules or setting such rules as default consent options, except where such rules do not increase obligations or impair rights. In addition, platform operators are required to clearly define, in accordance with the principles of openness, fairness and impartiality, the rules governing personal information processing by operators on the platform, and are prohibited from using platform rules to implement discriminatory pricing or charging practices for the same goods or services under identical transaction conditions without consumers’ knowledge.

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

Regulations Relating to Production of Radio and Television Programs

On July 19, 2004, the SARFT issued the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004 and was amended on August 28, 2015, October 29, 2020 and June 3, 2025, respectively. The Radio and TV Programs Regulations require any entities engaging in the production and operation of radio and television programs to obtain a license for such businesses from the NRTA or its provincial branches. Entities with the Radio and Television Program Production and Operating Permit must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

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

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2014, protects registered trademarks. The PRC Trademark Law (Draft Amendment) was released on December 27, 2025 for public consultation and remains under consultation as of the date of this annual report. The Trademark Office of National Intellectual Property Administration, or the Trademark Office handles trademark registrations and grants a protection term of ten years to registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks, we had and trademark applications we have made as of the date of this annual report, see “Item 4. Information of the Company—4.B. Business Overview—Intellectual Property.”

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

In November 2016, the SCNPC promulgated the PRC Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017 and was subsequently amended on October 28, 2025. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

According to the Administrative Provisions on Official Account Information Services for Internet Users, or the Official Account Information Services Provisions, which was first promulgated by the CAC on September 7, 2017 and amended on January 22, 2021 (effective on February 22, 2021), official account information service platforms shall fulfill their responsibilities for the management of information content and official accounts, assign management personnel and provide technical capabilities suitable for their business scale, set up the post of content security officer, establish, improve and strictly implement management systems for account registration, information content security, ecological governance, emergency response, cybersecurity, data security, personal information protection, intellectual property protection and credit evaluation. The Official Account Information Services Provisions further provide that official account information service platforms not only shall establish systems of categorical registration and creation for official accounts, and implement categorical management, but also shall, in accordance with the information content production quality and information dissemination capabilities of official accounts, the credit evaluation of account entities and other indicators, establish level-by-level management systems and implement level-by-level management. The amendment to the Official Account Information Services Provisions in 2021 emphasizes and enhances the responsibility of the official account information service platforms, including without limitation (i) that they shall verify the legality and compliance of the names, profile photos and introductions of the online public accounts registered by Internet users, and shall suspend provision of services for the users and notify such users to make corrections within a prescribed time frame in case of any inconsistency between such account name, profile photos or introductions and their real identity information, and (ii) that without informed consent of the Internet users, they shall not force the Internet users to subscribe or follow the online public accounts in any manner.

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

On October 14, 2025, the CAC promulgated the Measures for the Certification of Cross-Border Provision of Personal Information, which became effective on January 1, 2026. Pursuant to these measures, prior to applying for certification for the cross-border provision of personal information, personal information processors are required to fulfill statutory obligations, including providing notice to individuals, obtaining their separate consent and conducting personal information protection impact assessments in accordance with applicable laws and administrative regulations.

On February 12, 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, or the Personal Information Protection Audits Measures, which became effective on May 1, 2025.

The Personal Information Protection Audits Measures require personal information processors that conduct their own compliance audits for personal information protection must ensure that either their internal compliance teams or designated external professional organizations perform periodic audits to assess adherence to applicable laws and administrative regulations governing personal information processing. The regulations provide that a personal information processor processing personal information of over 10 million individuals to conduct a compliance audit for personal information protection at least once every two years. Moreover, the CAC and other relevant authorities responsible for personal information protection may mandate that personal information processors engage external professional organizations to conduct compliance audits of their personal information processing activities: (i) when personal information significant risks are identified in personal information processing activities that could severely impact individual rights or indicate a serious lack of security measures; (ii) when processing activities may infringe upon the rights of numerous individuals; or (iii) in the event of a personal information security incident that results in the leakage, alteration, loss, or destruction of personal information of more than one million individuals, or sensitive personal information of over 100,000 individuals.

On November 22, 2025, the CAC released for public comment the Provisions on Personal Information Protection for Large Online Platforms (Draft for Comments), which had not yet become effective as of the date of this annual report. According to the draft provisions, large online platform service providers would be required to timely report to the national cyberspace administration certain information, including the basic information of the person in charge of personal information protection, the personal information protection organization, and the measures adopted to ensure the performance of their respective duties. As these provisions are still subject to further revision and interpretation, there remain uncertainties as to their final form and implementation, which may impose additional regulatory requirements on us and adversely affect our business, financial condition and results of operations.

On September 11, 2025, the CAC issued the Administrative Measures for Cybersecurity Incident Reporting, which became effective on November 1, 2025. The measures require network operators to promptly assess and report cybersecurity incidents to the relevant authorities in accordance with prescribed procedures and timelines, depending on the severity of the incident. Network operators are also required to provide follow-up updates where necessary and submit a summary report on the incident and remedial measures after the incident handling process is completed.

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

The SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. The SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and last amended on March 23, 2023, which replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to Renminbi on a discretionary basis, and the Renminbi capital so converted can be used for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise. Nevertheless, Circular 19 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Further, in June 2016, the SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are not restricted from extending loans to related parties or repaying the intercompany loans (including advances by third parties).

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

On September 12, 2025, SAFE promulgated the Circular on Deepening the Reform of Foreign Exchange Management concerning Cross-border Investment and Financing, which permits foreign-invested enterprises to reinvest lawfully generated foreign exchange profits within China and relaxes certain restrictions under the negative list governing the use of capital account income. Specifically, foreign-invested enterprises may transfer relevant foreign exchange funds for domestic reinvestment into the capital account of the investee enterprise or into the capital account of the equity transferor for purposes of capital transactions.

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

Value added tax

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the PRC, which became effective on January 1, 2026. On December 25, 2025, the State Council issued the Regulations for the Implementation of the Value-Added Tax Law of the PRC, which became effective on January 1, 2026. Pursuant to the VAT Law, VAT rates are generally set at 13% for the sale of goods and certain services, 9% for transportation, construction, real estate and certain specified goods, and 6% for services and intangible assets, with a zero rate applicable to exports of goods and certain cross-border services and intangible assets, subject to applicable regulations. In addition, small-scale taxpayers can calculate VAT based on a fixed VAT collection rate and sales amount (i.e., simplified VAT calculation method). Small-scale taxpayers are taxable persons whose annual taxable VAT sales amount does not exceed RMB 5 million. The value-added tax rate shall be 3% for small-scale taxpayers, unless otherwise stipulated by the State Council.

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

On May 6, 2024, the SAMR issued the Interim Provisions Against Unfair Competition in Cyberspace, which aims to regulate the unfair competition behaviours of business operators through Internet and other information networks. According to these provisions, business operators should not use any technical means to impede, interfere or conduct unfair competition behaviours. In addition, the Anti-Unfair Competition Law of the PRC, as amended in June 2025 and effective in October 2025, prohibits various unfair competition practices in online business operations, including false or misleading commercial promotions, and certain deceptive promotional activities such as changing the types of prizes or conditions for claiming prizes without justifiable reasons after the commencement of the prize-giving sales promotion.

On January 28, 2026, the SAMR issued the Guidelines on Antitrust Compliance for Internet Platforms, which took effective on the same day. The guidelines provide that platform operators with competitive relationships should avoid entering into horizontal monopoly agreements, including price-fixing, output restriction, market division, restriction of new technologies or products, or joint refusal to deal, through means such as information exchanges, the sharing of competitively sensitive information, or coordinated conduct enabled by data, algorithms, technologies or platform rules. The guidelines further provide that platform operators should avoid entering into vertical monopoly agreements with trading counterparties, such as fixing resale prices or setting minimum resale prices, including through the use of data analytics, artificial intelligence, platform rules or algorithmic tools.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. If a company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Pursuant to the Overseas Listing Trial Measures, enterprises in mainland China are prohibited from overseas offering and listing under any of the following circumstances, if (i) the overseas offering and listing is explicitly prohibited by PRC laws; (ii) the overseas offering and listing may constitute a threat to or endanger national security as determined by PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses (such as corruption, bribery, embezzlement, misappropriation of property or other criminal offenses undermining the order of the socialist market economy) in the past three years; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations and there is still no explicit conclusion; or (v) there is material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. The Overseas Listing Trial Measures also provide that a company in mainland China must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Trial Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Trial Measures. Based on the foregoing, as an issuer that has been listed overseas before the effective date of the Overseas Listing Trial Measures, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our refinancing activities under the Overseas Listing Trial Measures.

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

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines “foreign investment” as investment activity in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our livestreaming business and other Internet related business do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” The following is a summary of the contractual arrangements by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, and Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue.

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

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Wuhan, China. As of December 31, 2025, we have leased office space with an aggregate area of approximately 10,691.8 square meters, of which approximately 10,531.8 square meters are in Wuhan and approximately 160.0 square meters are in Shanghai. Our physical servers are primarily hosted at Internet data centers owned by major domestic Internet data center providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to adjust space as needed to accommodate our operation focus.

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

Specific Factors Affecting Our Results of Operations

After achieving substantial scale through our initial investments in user acquisition and experience, we have been proactively managing our growth to accommodate our strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of our efforts, we have strategically adjusted our streamer contract model to a combination of exclusive contract model and cross-platform content co-creation model. On the one hand, we enter into exclusive contracts with our top streamers whose performances meet our standards to ensure a consistent supply of quality content. On the other hand, we take an initiative to deploy a cross-platform content co-creation model, where certain of our streamers will collaborate with other platforms to co-develop quality content. In addition, despite being one of the first game-centric livestreaming platforms to make the foray into eSports, we have strategically expanded our content coverage beyond eSports and now mainly covers eSports, music, outdoor activities, and talent shows to adapt to users’ evolving needs. We have strategically reduced the purchase of certain eSports tournament copyrights and will continue to selectively stream eSports touraments based on cost-efficency and other operational considerations. However, these strategic adjustments have resulted in, and may continue to result in, a reduction in the size of our active users and our revenue. Even though we expect these strategic changes may continue to have negative impacts to our revenue in the near-term future, we believe by fostering a healthy ecosystem with high operating efficiencies, we are able to manage our growth in a more cost-effevtive manner.

Our ability to maintain our user base and enhance our user engagement

Our ability to effectively maintain our user base will affect the growth of our business and our revenue. We have a large and highly engaged user base, which is core to our revenue growth. As of December 31, 2024 and 2025, we had 503.3 million and 510.7 million registered users, respectively. Our average mobile MAUs decreased from 44.5 million in the fourth quarter of 2024 to 27.6 million in the fourth quarter of 2025, primarily due to the continued impact of cost efficiency optimization and a more disciplined content supply strategy.

Furthermore, we historically focused on the number of active users, which encompasses the number of users who visited our platform through either PC or mobile app at least once in a given period. As a result of the evolving user behaviors observed on game-centric livestreaming platforms with a greater emphasis on mobile devices over PCs, our management is focusing more on mobile apps and mobile users from an operational perspective, and uses the number of active mobile users to track the scale and engagement of our users. Due to our reduced operating activities in maintaining PC users, the PC MAUs decreased from 42.8 million for the fourth quarter of 2023 to 25.7 million for the fourth quarter of 2024. Such figure then increased to 27.6 million for the fourth quarter of 2025, which was mainly attributable to our increased supply of high-quality contents, including tournament streaming and video. The average next month active user retention rate for PC users decreased from 26.3% in 2023 to 25.2% in 2024 and then increased to 31.6% in 2025, which was mainly due to the increased ratio of core users in our total user base and our increased efforts in retaining those core users.

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

Our ability to retain popular streamers and to enhance the quality of our content

Popular streamers are critical to maintaining our user base and enhancing user engagement. The high quality content generated by our streamers increases the vibrancies of our user community and in turn may drive the growth of our revenue across livestreaming, advertisement and game distribution. We adopt a flexible streamer contract mechanism that integrates an exclusive contract model with a cross-platform content creation model. For the streamers who possess large fan bases, generate significant user traffic, and/or exhibit exceptional revenue-generating capabilities in their streaming genres or sections, we typically enter into exclusive contracts with them. As of December 31, 2025, we had entered into exclusive contracts with over 18,300 streamers, which in aggregate contributed to 73.5% of total viewing hours on our platform in 2025 and 79.2% of the live-streaming revenue during that year. We also take an initiative to deploy a cross-platform content co-creation model, where certain of our streamers will collaborate with other platforms to co-develop quality content. We will continue to nurture and promote our streamers through our comprehensive streamer development system. Our ability to retain popular streamers depends on, among other things, our brand awareness, size and engagement of our user base, the support from our platform, and monetization opportunities.

Our ability to capitalize on the game industry

We believe our platform is strategically positioned to benefit from the development of the game industry in China. Our average mobile game MAUs were approximately 13.5 million and 11.3 million in the fourth quarter of 2024 and 2025, respectively. Leveraging our early-mover advantage in eSports in China, we have built a platform that is appealing to game streamers, game developers and publishers of various game types, as a result of our broad user reach, high user engagement, strong brand awareness, and attractive monetization opportunities.

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

Our ability to strengthen monetization capabilities

We generate revenue from a diverse range of monetization channels including (i) livestreaming and (ii) innovative business, advertisement and others. Our livestreaming revenue is primarily driven by the number of paying users and ARPPU. Our annual paying user base was 6.1 million in 2024 and 5.2 million in 2025. Our quarterly average paying users were 3.3 million and 2.6 million in the fourth quarter of 2024 and 2025, respectively. Our quarterly ARPPU were RMB246 and RMB230 in the fourth quarter of 2024 and 2025, respectively. We intend to retain popular streamers, provide more quality content, diversify user paying scenarios on our platform, and enhance interaction between streamers and viewers to increase user willingness to pay. We have experienced in the past and may continue to experience a decrease in our paying users due to our cost-effective operating strategies focusing on maintaining core paying users according to market dynamics or a diluted paying user base as compared to total MAUs. We provide effective and targeted advertising solutions. We will continue to innovate our advertising methods, as well as to improve advertisement efficiency. We will monitor market developments and consider deepening our partnerships with game developers and publishers on game distribution.

Under our revenue diversification strategy, we further explore other monetization channels through our innovative business, including voiced-based social networking services and game-related services. The revenue of our voice-based social networking service in 2025 is RMB1,133.0 million and the average MAUs is 286.3 thousand in the fourth quarter of 2025. We will continue to invest in various marketing initiatives to attract more users to our innovative business, and develop and offer more revenue-generating products to enhance monetization capabilities.

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

Our ability to achieve greater cost efficiency also depends on our ability to efficiently manage and control our costs and expenses. We will continue to optimize our costs structure through promoting healthy-margin livestreaming business, managing content costs and bandwidth costs, and streamlining headcounts while supporting the stable development of our business. We expect that our strategies of monetization diversification and optimization of our costs and expenses will enable us to improve operational efficiency.

Key Components of Results of Operations

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in millions)
Net revenues	5,530.4	4,270.8	3,818.9	546.1
Cost of revenues	(4,846.4)	(3,947.0)	(3,329.3)	(476.1)
Gross profit	684.0	323.8	489.6	70.0
Operating (expenses) income:
Sales and marketing expenses(1)	(351.7)	(311.1)	(234.5)	(33.5)
General and administrative expenses(1)	(237.8)	(204.4)	(137.6)	(19.7)
Research and development expenses(1)	(276.9)	(181.7)	(121.1)	(17.3)
Other operating income (expenses), net	32.3	(200.2)	8.4	1.2
Impairment of goodwill	(13.9)	—	—	—
Total operating expenses	(848.0)	(897.4)	(484.8)	(69.3)
Income (loss) from operations	(164.0)	(573.6)	4.8	0.7
Other (expenses) income, net	(52.9)	21.9	(67.3)	(9.6)
Interest income	285.0	263.1	64.3	9.2
Foreign exchange gain, net	0.1	1.2	(0.5)	(0.1)
Income (loss) before income taxes and share of loss in equity method investments	68.2	(287.4)	1.3	0.2
Income tax expense	(1.1)	(15.4)	(28.4)	(4.1)
Share of loss in equity method investments	(31.6)	(4.0)	(2.0)	(0.3)
Net income (loss)	35.5	(306.8)	(29.1)	(4.2)
Net income (loss) attributable to noncontrolling interest	—	—	—	—
Net income (loss) attributable to ordinary shareholders of the Company	35.5	(306.8)	(29.1)	(4.2)
Net income (loss)	35.5	(306.8)	(29.1)	(4.2)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	93.3	72.1	(42.9)	(6.1)
Comprehensive income (loss)	128.8	(234.7)	(72.0)	(10.3)

Note:

(1)	Includes share-based compensation of nil, nil and nil in 2023, 2024 and 2025, respectively.

Revenue

We generate revenue mainly from (i) livestreaming and (ii) innovative business, advertisement and other revenues.

The following table sets forth sources of our revenue in absolute amounts and as percentages of total net revenue for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
Net revenues	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Livestreaming	4,799.0	86.8	3,073.9	72.0	2,177.4	311.4	57.0
Innovative business	—	—	1,015.9	23.8	1,446.2	206.8	37.9
Advertisement and others	731.4	13.2	181.0	4.2	195.3	27.9	5.1
Total	5,530.4	100.0	4,270.8	100.0	3,818.9	546.1	100.0

Livestreaming

We primarily generate livestreaming revenues through the sales of virtual gifts. See “Item 4. Information of the Company—4.B. Business Overview—Monetization opportunities—Livestreaming.”

To navigate market dymanics, we have been proactively managing our livestreaming business to accommodate our strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of these efforts, we have been implementing “cost-effective operating strategies”, where (a) we have adjusted certain interactive features and operational activities in our livestreaming business with the goal of discouraging excessive user consumption and irrational user consumption patterns on the platform since the beginning of 2022, and (b) we have been focusing on live-streaming activities with high operating efficiencies. Additionally, we have been shifting our attention towards (a) optimizing our streamer structure, and (b) cultivating paying users who exhibit stronger user stickiness and a willingness to purchase. In 2025, we continued to execute our cost-effective operating strategy under the prolonged soft macroeconomic environment and competition from short-video platforms focused on maintaining the size of our core paying users by offering more affordable virtual gifts to encourage their consistent spending behavior. As a result, the decreased average revenue per paying user led to a year-over-year decrease in our livestreaming revenue.

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

Cost of Revenues

Our cost of revenues consists of (i) revenue sharing fees and content cost, (ii) bandwidth cost, and (iii) other. The table below sets forth a breakdown of the components of cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
Cost of Revenues	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Revenue sharing fees and content cost(1)	3,878.4	80.0	3,363.1	85.2	2,792.2	399.3	83.9
Bandwidth cost	449.9	9.3	304.6	7.7	200.3	28.6	6.0
Other	518.1	10.7	279.3	7.1	336.8	48.2	10.1
Total	4,846.4	100.0	3,947.0	100.0	3,329.3	476.1	100.0

Note:

(1)	Include content right costs which are expensed over the streaming periods. The cost related to our voice-based social networking services was historically classified under other cost. In the second quarter of 2024, we re-classfied such cost aligned with the reclassification of revenue, the related costs were also reclassified.

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

The following table sets forth the components of our operating expenses in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
Operating Expenses	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Sales and marketing expenses	351.7	41.5	311.1	34.7	234.5	33.5	48.4
General and administrative expenses	237.8	28.0	204.4	22.8	137.6	19.7	28.3
Research and development expenses	276.9	32.7	181.7	20.2	121.1	17.3	25.0
Other operating (income) expenses, net	(32.3)	(3.8)	200.2	22.3	(8.4)	(1.2)	(1.7)
Impairment of goodwill	13.9	1.6	—	—	—	—	—
Total	848.0	100.0	897.4	100.0	484.8	69.3	100.0

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, and (ii) salaries and welfare for sales and marketing personnel. We expect our sales and marketing expenses to remain stable in absolute amount.

Research and Development Expenses

Research and development expenses primarily consist of (i) salaries and benefits expenses incurred for research and development personnel, (ii) rental, general expenses and depreciation expenses associated with the research and development activities. We expect our research and development expenses to remain stable in absolute amount.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) professional service fees, (ii) salaries and welfare for general and administrative personnel and (iii) allowance for credit loss. We expect our general and administrative expenses to remain stable in absolute amount.

Other Operating (expenses) Income, net

Our other operating (expenses) income, net primarily consists of (i) government subsidies, which refers to funds we received from local government, (ii) Contingent litigation income (expenses), and (iii) impairment of streamer’s assets.

Other (expenses) income, net

Our other (expenses) income, net primarily consists of the impairment loss from equity method investments, and the disposal loss of cost method investments.

Foreign currency translation adjustments

Foreign currency translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income. A cumulative translation adjustment results from the translation of the financial statements of the consolidating entities within the group with functional currency other than the group’s reporting currency in Renminbi. The cumulative translation adjustment for the year ended December 31, 2025 was mainly attributable to the amount of cash and cash equivalents held at the Cayman Islands holding company level and the appreciation in Renminbi against U.S. dollar for the year ended December 31, 2025. We expect that the foreign currency translation adjustments will continue to fluctuate in accordance with the fluctuation between Renminbi and U.S. dollars in future periods.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue. Our revenue decreased from RMB4,270.8 million in 2024 to RMB3,818.9 million in 2025, mainly attributable to the decrease in our livestreaming business.

Livestreaming revenue. Our livestreaming revenue decreased by 29.2% from RMB3,073.9 million in 2024 to RMB2,177.4 million (US$311.4 million) in 2025, primarily driven by the decrease in both the number of total paying users and average revenue per paying user as a result of fewer promotional activities and reduced consumer spending amid the prevailing macroeconomic environment.

Innovative business, advertisement and other revenues. Our innovative business, advertisement and other revenues increased from RMB1,196.9 million in 2024 to RMB1,641.5 million (US$234.7 million) in 2025, primarily attributable to increased revenues from our voice-based social networking service and revenues from gaming membership service.

Cost of revenues. Our cost of revenues decreased from RMB3,947.0 million in 2024 to RMB3,329.3 million (US$476.1 million) in 2025, which was mainly attributable to the decrease in our revenue sharing fees and content cost, as well as bandwidth cost.

Revenue sharing fees and content cost. Our revenue sharing fees and content cost decreased by 17.0% from RMB3,363.1 million in 2024 to RMB2,792.2 million (US$399.3 million) in 2025. It was primarily driven by reductions in content costs as part of the implementation of our cost-efficency strategy, as well as lower revenue-sharing fees resulting from decreased live streaming revenues.

Bandwidth cost. Our bandwidth cost decreased from RMB304.6 million in 2024 to RMB200.3 million (US$28.6 million) in 2025, primarily due to primarily attributable to improved bandwidth allocation and a decrease in peak bandwidth usage.

Gross profit and gross profit margin. As a result of the foregoing, we had gross profit of RMB489.6 million (US$70.0 million) in 2025, as compared to the gross profit of RMB323.8 million (US$44.4 million) in 2024. Our gross margin increased from 7.6% to 12.8% during the same periods.

Total operating expenses. Our total operating expenses decreased by 46.0% from RMB897.4 million in 2024 to RMB484.8 million (US$69.3 million) in 2025.

Sales and marketing expenses. Our sales and marketing expenses decreased by 24.6% from RMB311.1 million in 2024 to RMB234.5 million (US$33.5 million) in 2025. Such decrease was primarily attributable to lower promotional expenses and reduced staff-related expenses.

Research and development expenses. Our research and development expenses decreased by 33.4% from RMB181.7 million in 2024 to RMB121.1 million (US$17.3 million) in 2025. Such decrease was primarily due to lower staff-related expenses.

General and administrative expenses. Our general and administrative expenses decreased by 32.7% from RMB204.4 million in 2024 and RMB137.6 million (US$19.7 million) in 2025, mainly due to lower staff-related expenses and professional fees.

Other operating (income) expenses, net. Our other operating (income) expenses, net shifted from a loss of RMB200.2 million in 2024 to an income RMB8.4 million (US$1.2 million) in 2025. Such increase was primarily due to the decrease of legal settlement and the impairment of streamers’ assets recognized in the previous year, with a fluctuation from government subsidies.

Interest income. Interest income consists of interests earned on bank deposits. We recorded RMB263.1 million in 2024 and RMB64.3 million (US$9.2 million) in 2025, respectively. The decrease in interest income was mainly due to our low cash balance as a result of special cash dividend distribution.

Income (loss) before income tax expenses and share of loss in equity method investments. As a result of the foregoing, we realized a loss before income tax expenses and share of loss in equity method investments of RMB1.3 million (US$0.2 million) in 2025, compared with a loss before income tax expenses and share of loss in equity method investments of RMB287.4 million in 2024.

Income tax expense. We recorded income tax expenses of RMB15.4 million and RMB28.4 million (US$4.1 million) in 2024 and 2025, respectively. Such increase was primarily due to the increase in net income generated from some of our domestic companies in PRC.

Net income (loss). We realized a net loss of RMB29.1 million (US$4.2 million) in 2025, compared with a net loss of RMB306.8 million (US$42.0 million) in 2024.

Adjusted net (loss) income. We realized an adjusted net income of RMB40.2 million (US$5.7 million) in 2025, compared with an adjusted net loss of RMB249.2 million (US$34.2 million) in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For the detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, please refer to “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2025.

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

In addition, a Software Enterprise is entitled to an income tax exemption for two years beginning with its first year of profitable operation after offsetting tax losses incurred from prior years and a 50% reduction to a rate of 12.5% for the subsequent three years. Enterprises wishing to enjoy the status of a Software Enterprise must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential enterprise income tax rates. These enterprises will be subject to the tax authorities’ review each year as to whether they are entitled to use the relevant preferential treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential rate but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise status. Douyu Yule, Wuhan Ouyue and Wuhan Douyu obtained the Software Enterprise status in 2019, but they have not enjoyed the preferential tax treatment with such status in 2025.

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

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to understand and evaluate our core operating performance: adjusted operating income (loss), which is calculated as operating income (loss) adjusted for impairment of goodwill and intangible assets; adjusted net income (loss), which is calculated as net income (loss) adjusted for share of loss in equity method investments, gain on disposal of investment, impairment losses and fair value adjustments on investments and impairment of goodwill and intangible assets; adjusted net income (loss) attributable to DouYu, which is calculated as net income (loss) attributable to DouYu adjusted for share of loss in equity method investments, gain on disposal of investment, impairment losses and fair value adjustments on investments and impairment of goodwill and intangible assets; and adjusted basic and diluted net income (loss) per ordinary shares, which is the non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

The table below sets forth a reconciliation from the GAAP measures to the non-GAAP measures for the years indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in millions)
(Loss) income from operations	(164.0)	(573.6)	4.8	0.7
Add:
Impairment of goodwill and intangible assets(1)	34.0	75.5	—	—
Adjusted operating (loss) income	(130.0)	(498.1)	4.8	0.7
Net income (loss)	35.5	(306.8)	(29.1)	(4.2)
Add:
Share of loss in equity method investments	31.6	4.0	2.0	0.3
Gain on disposal of investment(2)	(5.1)	—	—	—
Impairment losses and fair value adjuestments on investments(2)	58.0	(21.9)	67.3	9.6
Impairment of goodwill and intangible assets	34.0	75.5	—	—
Adjusted net income (loss)	154.0	(249.2)	40.2	5.7
Net income (loss) attributable to DouYu	35.5	(306.8)	(29.1)	(4.2)
Add:
Share of loss in equity method investments	31.6	4.0	2.0	0.3
Gain on disposal of investment	(5.1)	—	—	—
Impairment losses and fair value adjustments on investments	58.0	(21.9)	67.3	9.6
Impairment losses of goodwill and intangible assets	34.0	75.5	—	—
Ajusted net income (loss) attributable to DouYu	154.0	(249.2)	40.2	5.7
Ajusted net income (loss) per ordinary share
Basic	4.82	(8.08)	1.33	0.19
Diluted	4.82	(8.08)	1.33	0.19
Ajusted net income (loss) per ADS
Basic	4.82	(8.08)	1.33	0.19
Diluted	4.82	(8.08)	1.33	0.19
Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ordinary share
Basic	31,977,665	30,832,271	30,178,859	30,178,859
Diluted	31,977,665	30,832,271	30,178,859	30,178,859
Weighted average number of ADS used in calculating adjusted net income (loss) per ADS
Basic	31,977,665	30,832,271	30,178,859	30,178,859
Diluted	31,977,665	30,832,271	30,178,859	30,178,859
(1)	Impairment of goodwill and intangible assets was included in line item “impairment of goodwill” for goodwill and “other operating income (expenses), net” for streamer’s assets consolidated statements of comprehensive income (loss) in 2023 and 2024, respectively.
(2)	Gain on disposal of investment and impairment losses and fair value adjustments on investments were included in line item “Other (expenses) income, net” of consolidated statements of comprehensive income (loss).

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from our operations and contributions from our shareholders. As of December 31, 2025, we had RMB1,759.1 million (US$251.6 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and time deposits placed with banks with maturities of three months or less and money market funds stated at cost plus accrued interest.

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

The following table presents the summary of our consolidated cash flow data for the years ended December 31, 2023, 2024 and 2025.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in millions)
Net cash used in operating activities	(47.7)	(238.9)	(52.3)	(7.5)
Net cash provided by (used in) investing activities	414.2	(1,074.5)	2,971.8	425.0
Net cash used in financing activities	—	(2,207.0)	(2,150.8)	(307.6)
Effect of foreign exchange rate changes on cash and cash equivalents	94.8	48.8	(24.9)	(3.5)
Net increase (decrease) in cash and cash equivalents	461.3	(3,471.6)	743.8	106.4
Cash, cash equivalents and restricted cash at the beginning of the year	4,047.7	4,509.0	1,037.4	148.3
Cash, cash equivalents and restricted cash at the end of the year	4,509.0	1,037.4	1,781.2	254.7

Operating activities

Net cash used in operating activities was RMB52.3 million (US$7.5 million) in 2025. The difference between our net cash used in operating activities and our net loss of RMB29.1 million (US$4.2 million) was due to decrease in account due to related parties of RMB110.3 million (US$15.8 million), increase in accounts payable of RMB54.9 million (US$7.9 million), increase in amounts due from related parties of RMB17.4 million (US$2.5 million) and increase in accounts receivables of RMB25.6 million (US$3.7 million), partially offset by recognition of fair value change in long-term investments of RMB65.2 million (US$9.3 million) and amortization of intangible assets of RMB29.7 million (US$4.2 million).

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

Investing activities

Net cash provided by investing activities was RMB2,971.8 million (US$425.0 million) in 2025 primarily due to proceeds from disposal of short-term bank deposits of RMB3,528.5 million (US$504.6 million), partially offset by purchases of short-term bank deposits of RMB573.5 million (US$82.3 million).

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

Financing activities

Net cash used in financing activities was RMB2,150.8 million (US$307.6 million) in 2025, consisting of payments for dividends of RMB2,150.8 (US$307.6 million).

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.

We made capital expenditures of RMB16.3 million, RMB13.1 million and RMB1.8 million (US$0.3 million) in 2023, 2024 and 2025, respectively. In these years, our capital expenditures were mainly used for purchases of intangible assets such as agency contract rights and computer software, and plant and equipment such as servers and computers. We will continue to make capital expenditures to meet the expected growth of our business.

As of December 31, 2025, we also had operating lease liabilities amounting to RMB8.0 million (US$1.1 million), which were unsecured and unguaranteed.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

As a result, the impairment losses of equity securities without readily determinable fair value recognized in other (expenses) income,net, RMB58.0 million, RMB19.7 million and RMB2.1 million (US$0.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The impairment loss of equity method investments recognized in share of loss in equity method investments, RMB29.1 million, RMB7.1 million and nil (US$ nil) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2024 and 2025, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

Our projections of future income and qualified tax-planning strategies are subject to change due to the macroeconomic conditions and our business development. The DTAs can be utilized in the future years to the extent of the taxable profits we make in the future, and the related valuation allowance will be reversed, which can have a material impact on our income taxes and ETR in our financial statements. We recognized valuation allowance of RMB1,111.6 million, RMB811.7 million and RMB823.5 million (US$117.8 million) as of December 31, 2023, 2024 and 2025, respectively.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaojie Chen	42	Founder, co-Chief Executive Officer, Director
Chao Cheng	35	Chief Operational Officer
Mingming Su	41	Chief Strategy Officer, Director
Simin Ren	30	co-Chief Executive Officer, Director
Hao Cao	46	Vice President, Director
Song Zhou	47	Director
Haiyang Yu	43	Director
Xi Cao	41	Independent Director
Zhaoming Chen	43	Independent Director
Xuehai Wang	51	Independent Director
Zhi Yan	53	Independent Director

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

Haiyang Yu has served as our director since May 2018. Mr. Yu has also served as a director of Kanzhun Limited (Nasdaq: BZ, HKEX: 2076) since July 2019 and a director of Waterdrop Inc. (NYSE: WDH) from October 2019. Mr. Yu served as the associate at China Growth Capital from April 2007 to February 2010, the associate at WI Harper Group from March 2010 to August 2011, the vice general manager at Tencent from August 2011 till now. Mr. Yu obtained his bachelor of science degree majoring in civil engineering from Tsinghua University in 2005.

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

Zhaoming Chen has served as our director since July 2019. Mr. Chen is currently the chief financial officer of Double FS Inc. Mr. Chen served as the chief financial officer of Dada Nexus Limited (Nasdaq: DADA), a leading platform of local on-demand retail and delivery in China, from 2018 to 2023. Prior to that, Mr. Chen was the chief financial officer of Baozun Inc. (Nasdaq: BZUN), the leading brand e-commerce service partner in China from 2012 to 2018. Mr. Chen also served as the financial controller at LaShou Group Inc., an online social commerce company in China from 2011 to 2012 and an audit manager at Deloitte Touche Tohmatsu Certified Public Accountants LLP from 2004 to 2011. Mr. Chen obtained his bachelor’s degree in economics from Fudan University in 2004. He is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.

Xuehai Wang has served as our director since July 2019. Mr. Wang has served as the chairman of Jissbon Sanitary Products Co., Ltd. from December 1999 to August 2009 and then from August 2017 till now. Mr. Wang has also served as the president, director and chairman of Humanwell Healthcare (Group) Co., Ltd. from February 2003 to January 2025. Mr. Wang obtained his bachelor’s degree in Geochemistry from China University of Geosciences in July 1996. He also obtained his master degree and doctorate degree in business management from Wuhan University in July 1999 and July 2003, respectively. Mr. Wang has also completed the courses for the EMBA program at Central Connecticut State University in August 2002.

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB37.52 million (US$5.4 million) in cash to our directors and executive officers, and we paid an aggregate of approximately RMB2 million (US$0.3 million) cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors excepts for mandatory social insurance and commercial medical insurance. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme

We adopted a restricted share unit scheme in April 2018 which was amended and restated in April 2019, or the Amended and Restated 2018 RSU Scheme. The purpose of the Amended and Restated 2018 RSU Scheme is to recognize and reward suitable personnel for their contribution to our Company, to attract suitable personnel, and to provide incentives to them to remain with and further contribute to our Company. Under the Amended and Restated 2018 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 2,106,321 ordinary shares. As of March 31, 2026, a total of 2,075,858 RSUs corresponding to 2,075,858 ordinary shares were granted and not forfeited under the Amended and Restated 2018 RSU Scheme. The RSUs are vested by equal installment for 36 months upon our initial public offering in July 2019. 2,075,858 RSUs corresponding to 2,075,858 ordinary shares have been vested as of March 31, 2026.

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

As of the date of this annual report, the number of RSUs that we granted to our directors and executive officers under the Amended and Restated 2018 RSU Scheme had vested in full and there were no outstanding awards. We have not granted other equity awards to our directors or executive officers.

As of March 31, 2026, all awards granted to the other grantees as a group under the Amended and Restated 2018 RSU Scheme had vested in full and there were no outstanding awards. We had not granted any other equity awards to such other grantees.

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

6.D. Employees

We had 493 employees as of December 31, 2025, and substantially all of our employees were based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2025:

	Number of
	Employees	Percentage
Operation and products	173	35.1
Research and development	158	32.0
Sales and marketing	15	3.0
General and administration	147	29.8
Total	493	100.0

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 30,178,859 ordinary shares issued and outstanding as of March 31, 2026.

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

Ordinary Shares
		Percentage of total	Percentage of aggregate
Directors and Executive Officers†	Number	ordinary shares	voting power**
Shaojie Chen(1)	5,441,948	18.0	18.0
Chao Cheng	—	—	—
Mingming Su	—	—	—
Hao Cao	—	—	—
Simin Ren	—	—	—
Song Zhou	—	—	—
Haiyang Yu	—	—	—
Xi Cao	—	—	—
Zhaoming Chen	—	—	—
Xuehai Wang	—	—	—
Zhi Yan	—	—	—
All Directors and Executive Officers as a Group	5,441,948	18.0	18.0
Principal Shareholders:
Entities affiliated with Tencent(2)	12,070,080	40.0	40.0
Warrior Ace Holding Limited(3)	5,441,948	18.0	18.0
Morgan Stanley(4)	1,622,340	5.4	5.4

Notes

*

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 30,178,859 being the number of ordinary shares outstanding as of March 31, 2026 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after the date of this annual report.

**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

The address of our directors and executive officers except for Ms. Song Zhou, Mr. Haiyang Yu, Mr. Xi Cao, Mr. Xuehai Wang and Mr. Zhi Yan is 20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, the People’s Republic of China. The business address for Ms. Zhou is Room 1631, Building C, Kexing Science Park, Kejizhongsan Avenue, Nanshan District, Shenzhen, the People’s Republic of China, the business address for Mr. Yu is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong; the business address for Mr. Cao is Room 3103, 31st Floor, Radiance Building, Chaoyang District, Beijing, the People’s Republic of China; the business address for Mr. Wang is No. 666 Gaoxin Avenue, East Lake New Technology Development Zone, Wuhan, the People’s Republic of China; and the business address for Mr. Yan is Zall International Centre, No.588 Jianshe Avenue, Jianghan District, Wuhan, the People’s Republic of China.

(1)	The number of ordinary shares beneficially owned represents 5,441,948 ordinary shares held by Mr. Chen through Warrior Ace Holding Limited, or Warrior Ace, which consists of (i) 1,197,553 ordinary shares in the form of ADSs, and (ii) 4,244,395 ordinary shares. Warrior Ace is an exempted company incorporated with limited liability under the laws of the British Virgin Islands, wholly-owned by Mr. Chen. The registered address of Warrior Ace is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Warrior Ace is beneficially owned and controlled by Mr. Chen.
(2)	Represents (i) 12,068,104 ordinary shares held by Nectarine, an exempted company incorporated with limited liability under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent, and (ii) 1,976 ordinary shares in the form of ADSs held by Distribution Pool Limited, a limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent. Tencent is a Cayman Islands exempted company listed on the Main Board of the Hong Kong Stock Exchange. The principal business address of Nectarine is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered office of Distribution Pool Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents 5,441,948 ordinary shares beneficially owned by Mr. Chen, our chief executive officer and director, as set forth in note (1) above.
(4)	Represents 1,622,340 ordinary shares beneficially owned by Morgan Stanley, which consisted of 1,622,260 ordinary shares beneficially owned by Morgan Stanley Capital Services LLC, according to the Form 13G filed by it with the SEC on February 11, 2026. The registered address of Morgan Stanley and Morgan Stanley Capital Services LLC are 1585 Broadway, New York, NY 10036.

To our knowledge, as of March 31, 2026, a total of 13,725,262 ordinary shares are held by one record holder in the United States, representing approximately 45.5% of our total outstanding shares. The holder is JPMorgan Chase Bank, N.A., the depositary of our ADS program.

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

7.B. Related Party Transactions

Transactions with Tencent

In 2023, 2024 and 2025, we provided services to Tencent’s PRC affiliated entities in relation to advertisements, game distribution and promotional activities on our platform for the total amount of approximately RMB60.3 million, RMB48.5 million, RMB59.8 million (US$8.5 million) in fees, respectively. As of December 31, 2025, we had an amount of approximately RMB86.9 million (US$12.4 million) due from certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services we provided to them.

In 2023, 2024 and 2025, Tencent provided services to us through its PRC affiliated entities in relation to CDN, P2P streaming technologies, online payment and website technology support and licensed certain copyrights to us for the total amount of approximately RMB561.8 million, RMB473.5 million and RMB418.3 million (US$59.8 million) in fees, respectively. As of December 31, 2025, we had an amount of approximately RMB103.7 million (US$14.8 million) due to certain of Tencent’s PRC affiliated entities, representing the unsettled balance of fees for the services and copyrights they provided to us.

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

In 2023, 2024 and 2025, we received livestreaming revenue and other revenue from the equity method investee talent agencies of RMB2.5 million, RMB0.5 million and RMB0.4 million (US$51.7 thousand), respectively. In 2023, 2024 and 2025, we paid revenue sharing fees and content costs of RMB105.5 million, RMB12.5 million and RMB7.7 million (US$1.1 million), respectively, to the equity method investee talent agencies. As of December 31, 2025, we had an amount of approximately RMB0.1 million (US$20.3 thousand) due from equity method investee talent agencies and amount due to equity method investee talent agencies of RMB8.6 million (US$1.2 million). For details, please refer to Note 17 to the consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 included elsewhere in this annual report.

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

In June 2023, we and certain of our officers were named as defendants in a putative securities class action filed in federal court in the District of New Jersey, captioned Fernandez v. Douyu Int’l Holdings Ltd., 23-cv-03161 (D.N.J.) (the “Fernandez Action”). On August 24, 2023, the court appointed lead plaintiffs in the Fernandez Action, who filed an amended complaint on November 16, 2023. The amended complaint alleges certain of our public disclosures were materially misleading in violation of the Exchange Act. On March 4, 2024, we filed a motion to dismiss the Fernandez Action in its entirety. In lieu of opposing DouYu’s motion to dismiss, lead plaintiffs filed a second amended complaint on April 4, 2024. On July 30, 2024, the parties to the Fernandez Action executed a stipulation of settlement to resolve the matter on a class-wide basis in exchange for the payment of US$2.25 million. On July 31, 2024, the lead plaintiffs filed a motion for preliminary approval of the settlement; on March 31, 2025, the Court entered order preliminarily approving the settlement. On July 14, 2025, the lead plaintiffs filed a motion for final approval of the settlement; on December 12, 2025, the Court entered an order granting final approval of the settlement and closing the case.

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

Inspection of Books and Records

Holders of our ordinary shares have no general right under the Companies Act to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association and our register of mortgages and charges). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements.

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

10.C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

On April 25, 2023, Wuhan Ouyue entered into a License Agreement for Broadcasting League of Legends Matches with Tengjing Sports & Culture Development (Shanghai) Co., Ltd., (“Tengjing”) under which we purchased a non-exclusive license for broadcasting of games during the period from 2023 to 2025 for a total consideration of RMB450 million. We are currently in discussions with Tengjing to amend or early terminate the License Agreement. The consideration for the year of 2024 decreased to RMB102 million and 2024 League of Legends Mid-Season Invitational is added to the authorized scope. The price for the year of 2025 is to be finalised, and the amount has been properly accrued as of December 31, 2025. For details, please see “Item 3. Key Information—Item 3.D. Risk Factors—The changes in our business strategies and offerings may make it difficult to evaluate our future prospects.”

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

The assets shown on our balance sheet consist primarily of cash and bank deposits, and while this continues to be the case our PFIC status for any taxable year depends largely on the value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets for any taxable year may be determined by reference to the average of our market capitalization for that year. Because generally our market capitalization has declined substantially in recent years, if the value of our goodwill and other intangible assets is determined by reference to the average of our quarterly market capitalization then we were likely a PFIC for our 2025 taxable year and certain prior taxable years. Due to our declined market capitalization, there is a significant risk that we will also be a PFIC for 2026 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as non-passive assets is not entirely clear. We have not obtained any valuation of our goodwill and other intangible assets. U.S. Holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. Moreover, it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules and, in addition to the discussion above regarding the effect of the value of our goodwill and other intangible assets on our PFIC status, we may also be or become a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2026 or any future taxable year.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADS or ordinary shares if the U.S. Holder is not entitled to, or does not elect to apply, the benefits of the Treaty. As discussed above under “—Taxation of Distributions,” the Internal Revenue Service released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming (or limit U.S. Holders’ ability to claim) a foreign tax credit. If a U.S. Holder is so precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” (and establishes that status if required to do so) and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

As of December 31, 2025, we had U.S. dollar-denominated cash and cash equivalents of US$181.1 million. A 10% depreciation of the U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2025 would result in a decrease of RMB126.6 million in cash and cash equivalents. A 10% appreciation of the U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2025 would result in an increase of RMB126.6 million in cash and cash equivalents.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were a decrease of 0.3%, an increase of 0.1% and an increase of 0.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Payments by Depositary

In 2025, excluding withholding tax, we received cash payment of US$542.7 thousand from JPMorgan Chase Bank, N.A., the depositary bank for our ADR program.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2025, we have used all net proceeds received from our initial public offering primarily for general corporate purposes. Subject to market conditions and management discretion, we still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the members of our interim management committee, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this annual report.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2025.

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

	Year Ended December 31,
Services	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	10,465	9,864	7,869
Audit-Related Fees(2)	—	—	—
Tax Fees(3)	—	—	—
Total	10,465	9,864	7,869
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services and tax services as described above.

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

In addition, we relied on home country practice exemption with respect to Rule 5620(a) of the Nasdaq Rules, which requires a Nasdaq-listed company to hold an annual meeting of Shareholders no later than one year after the end of the company’s fiscal year-end and we did not hold an annual shareholders meeting in 2025. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

We have established a comprehensive cybersecurity defense system to effectively mitigate both internal and external cybersecurity risks. We employ various methods to manage cybersecurity risks and safeguard information security. These methods include, implementing technical safeguard measures, establishing and adhering to compliance procedures, implementing vulnerability discovery and reward mechanisms, conducting real-time monitoring of our network, evaluating cybersecurity measures of third-party suppliers, maintaining a robust response mechanism for cybersecurity incidents, providing quarterly cybersecurity training for employees, and participating in cybersecurity drills organized by the local administrative department. In particular, our IT department regularly monitors the performance of our platforms, applications and infrastructure, which enables us to swiftly respond to any potential cybersecurity vulnerabilities and mitigate associated threats.

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

Cybersecurity Risk Management Practice

In 2025, we have not experienced any cybersecurity incidents or cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Additionally, we obtained a Level 3 certification for Information System Security Protection in 2017 in accordance with the standards promulagated by the Chinese Ministry of Public Security, a Level 3 certification for Communication Network Security Protection in 2022 in accordance with the standards promulagated by Chinese Ministry of Industry and Information Technology, and successfully completed annual assessments for the relevant security certifications in the subsequent years.

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

11.2	Statement of Policy Concerning Trading in Company Securities (incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-38967) filed with the SEC on April 29, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

97.1	Compensation Recoupment Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-38967), filed with the SEC on April 29, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DouYu International Holdings Limited

By:	/s/ Simin Ren
	Name:	Simin Ren
	Title:	Co-Chief Executive Officer, Director

Date: April 17, 2026

DOUYU INTERNATIONAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of DouYu International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DouYu International Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statements schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue recognition – live streaming revenue and voice-based social networking services - Refer to Notes 2.15 to the financial statements

Critical Audit Matter Description

The Company generates live streaming revenue and voice-based social networking services revenue from sales of virtual items to users of the Company’s platform which is also where the users consume the virtual items. Revenue related to each of the virtual items is recognized at the point-in-time when the virtual item is consumed by paying users. Because of the nature of the Company’s virtual items, the Company uses automated systems to process and record its revenue related transactions. We identified live streaming revenue and voice-based social networking services revenue as a critical audit matter considering the nature of the audit evidence obtained is highly dependent on the Company’s information technology (“IT”) systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT professionals and data analytics specialists to assist with the performance of certain procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures, with the assistance of our IT specialists, related to this critical audit matter included the following, among others:

●	Identified the relevant systems used to process the revenue transactions related to the virtual items and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.
●	Tested the operating effectiveness of automated controls over revenue recognition with respect to the virtual items.
●	Tested the operating effectiveness of key manual controls in the revenue recognition process.
●	Reconciled the cash received and recorded in the payment system with the collection records of major third-party online payment channels.
●	Recalculated the live streaming revenue and voice-based social networking services revenue amount recognized by utilizing computer-generated data.
●	Made a sample selection over revenue transactions, by tracing to the payment records of users and revenue sharing distributed to the respective streamers, further identified the outliers and evaluated the reasonableness of revenue sharing ratio.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 17, 2026

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of DouYu International Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DouYu International Holdings Limited, and its subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 17, 2026, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding to the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 17, 2026

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2025
			US$
	RMB	RMB	(Note 2.6)
ASSETS
Current assets:
Cash and cash equivalents	1,017,148,142	1,759,126,853	251,551,794
Restricted cash	83,387	34,931	4,995
Short-term bank deposits	3,070,374,400	502,501,754	71,856,795
Accounts receivable, net of allowance for credit loss of RMB17,725,683 and RMB14,816,208 as of December 31, 2024 and December 31, 2025, respectively	49,056,771	77,583,990	11,094,363
Prepayments	26,884,785	15,790,383	2,257,995
Amounts due from related parties	74,174,692	91,600,802	13,098,740
Other current assets	231,353,868	185,264,173	26,492,424
Total current assets	4,469,076,045	2,631,902,886	376,357,106
Property and equipment, net	7,093,429	5,039,863	720,691
Intangible assets, net	60,917,092	33,579,905	4,801,863
Long-term bank deposits	360,000,000	—	—
Investments (include the fair value measured investments of RMB76,929,667 and RMB11,062,659 as of December 31, 2024 and 2025, respectively)	456,814,694	383,683,224	54,865,971
Right-of-use assets	15,816,035	7,900,307	1,129,729
Other non-current assets	76,615,919	57,844,845	8,271,704
TOTAL ASSETS	5,446,333,214	3,119,951,030	446,147,064
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities: (include amounts of the consolidated VIEs without recourse to DouYu International Holdings Limited. See Note 2.2)
Accounts payable	498,667,437	554,131,285	79,239,720
Advances from customers	4,443,895	2,311,403	330,526
Deferred revenue	252,346,104	236,899,790	33,876,219
Accrued expenses and other current liabilities	242,517,101	218,920,812	31,305,260
Amounts due to related parties	222,588,850	112,306,534	16,059,621
Lease liabilities due within one year	11,457,877	6,702,853	958,495
Total current liabilities	1,232,021,264	1,131,272,677	161,769,841
Lease liabilities	4,222,724	1,306,423	186,816
TOTAL LIABILITIES	1,236,243,988	1,132,579,100	161,956,657
Commitments and contingencies (Note 19)
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 500,000,000 and 500,000,000 shares authorized, 30,178,859 shares issued and 30,178,859 shares outstanding as of December 31, 2024 and 2025, respectively)	20,360	20,360	2,911
Treasury shares	—	—	—
Additional paid-in capital	7,514,498,337	5,363,717,087	767,001,342
Accumulated deficit	(3,791,817,469)	(3,820,899,394)	(546,381,346)
Accumulated other comprehensive income	487,387,998	444,533,877	63,567,500
Total DouYu International Holdings Limited Shareholders’ equity	4,210,089,226	1,987,371,930	284,190,407
Total Shareholders’ equity	4,210,089,226	1,987,371,930	284,190,407
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,446,333,214	3,119,951,030	446,147,064

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2023	2024	2025
				US$
	RMB	RMB	RMB	(Note 2.6)
Net revenues (include related party revenues of RMB62,849,416, RMB48,935,143 and RMB60,129,818 for the years ended December 31, 2023, 2024 and 2025, respectively)	5,530,404,557	4,270,825,456	3,818,851,679	546,088,526
Cost of revenues (include related party cost of revenues of RMB667,324,933, RMB485,973,979 and RMB426,011,852 for the years ended December 31, 2023, 2024 and 2025, respectively)	(4,846,371,264)	(3,946,992,974)	(3,329,325,336)	(476,087,191)
Gross profit	684,033,293	323,832,482	489,526,343	70,001,335
Operating (expenses) income:
Sales and marketing expenses	(351,726,623)	(311,140,438)	(234,482,022)	(33,530,483)
General and administrative expenses	(237,755,845)	(204,428,800)	(137,656,630)	(19,684,636)
Research and development expenses	(276,935,538)	(181,676,080)	(121,058,278)	(17,311,103)
Other operating income (expenses), net	32,314,541	(200,174,118)	8,426,888	1,205,029
Impairment of goodwill	(13,966,789)	—	—	—
Total operating expenses	(848,070,254)	(897,419,436)	(484,770,042)	(69,321,193)
(Loss) income from operations	(164,036,961)	(573,586,954)	4,756,301	680,142
Other (expenses) income, net	(52,873,716)	21,898,241	(67,314,858)	(9,625,897)
Interest income	284,982,128	263,052,300	64,330,349	9,199,118
Foreign exchange gain (loss), net	125,893	1,233,807	(517,288)	(73,971)
Income (loss) before income taxes and share of loss in equity method investments	68,197,344	(287,402,606)	1,254,504	179,392
Income tax expense	(1,068,958)	(15,406,551)	(28,408,570)	(4,062,372)
Share of loss in equity method investments	(31,610,752)	(4,001,129)	(1,927,859)	(275,680)
Net income (loss)	35,517,634	(306,810,286)	(29,081,925)	(4,158,660)
Net loss attributable to noncontrolling interest	—	—	—	—
Net income (loss) attributable to ordinary shareholders of the Company	35,517,634	(306,810,286)	(29,081,925)	(4,158,660)
Net income (loss) per ordinary share attributable to ordinary shareholders
Basic	1.11	(9.95)	(0.96)	(0.14)
Diluted	1.11	(9.95)	(0.96)	(0.14)
Net income (loss) per ADS
Basic	1.11	(9.95)	(0.96)	(0.14)
Diluted	1.11	(9.95)	(0.96)	(0.14)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	31,977,665	30,832,271	30,178,859	30,178,859
Diluted	31,977,665	30,832,271	30,178,859	30,178,859
Weighted average number of ADS used in calculating net income (loss) per ADS
Basic	31,977,665	30,832,271	30,178,859	30,178,859
Diluted	31,977,665	30,832,271	30,178,859	30,178,859
Net income (loss)	35,517,634	(306,810,286)	(29,081,925)	(4,158,660)
Other comprehensive income (loss), net of nil tax:
Foreign currency translation adjustments	93,256,170	72,141,058	(42,854,121)	(6,128,058)
Comprehensive income (loss)	128,773,804	(234,669,228)	(71,936,046)	(10,286,718)
Comprehensive loss attributable to noncontrolling interest	—	—	—	—
Comprehensive income (loss) attributable to the ordinary shareholders	128,773,804	(234,669,228)	(71,936,046)	(10,286,718)

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								Total
							Accumulated	shareholders’
							other	equity		Total
					Additional	Accumulated	comprehensive	attributable to	Noncontrolling	shareholders’
	Ordinary shares		Treasury shares		paid-in capital	deficit	income/(loss)	DouYu	interest	equity
	Number of		Number of
	shares	RMB	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	34,538,226	23,336	(2,560,561)	(911,217,013)	10,670,286,906	(3,520,524,817)	321,990,770	6,560,559,182	965	6,560,560,147
Net income	—	—	—	—	—	35,517,634	—	35,517,634	—	35,517,634
Foreign currency translation adjustments	—	—	—	—	—	—	93,256,170	93,256,170	—	93,256,170
NCI derecognized due to cancellation of one subsidiary	—	—	—	—	—	—	—	—	(965)	(965)
Balance at December 31, 2023	34,538,226	23,336	(2,560,561)	(911,217,013)	10,670,286,906	(3,485,007,183)	415,246,940	6,689,332,986	—	6,689,332,986
Net loss	—	—	—	—	—	(306,810,286)	—	(306,810,286)	—	(306,810,286)
Foreign currency translation adjustments	—	—	—	—	—	—	72,141,058	72,141,058	—	72,141,058
Repurchase of ordinary Shares (Note 12)	—	—	(1,798,806)	(143,109,040)	—	—	—	(143,109,040)	—	(143,109,040)
Dividend to shareholders	—	—	—	—	(2,101,465,492)	—	—	(2,101,465,492)	—	(2,101,465,492)
Cancellation of shares	(4,359,367)	(2,976)	4,359,367	1,054,326,053	(1,054,323,077)	—	—	—	—	—
Balance at December 31, 2024	30,178,859	20,360	—	—	7,514,498,337	(3,791,817,469)	487,387,998	4,210,089,226	—	4,210,089,226
Net loss	—	—	—	—	—	(29,081,925)	—	(29,081,925)	—	(29,081,925)
Foreign currency translation adjustments	—	—	—	—	—	—	(42,854,121)	(42,854,121)	—	(42,854,121)
Dividend to shareholders	—	—	—	—	(2,150,781,250)	—	—	(2,150,781,250)	—	(2,150,781,250)
Balance at December 31, 2025	30,178,859	20,360	—	—	5,363,717,087	(3,820,899,394)	444,533,877	1,987,371,930	—	1,987,371,930

The accompanying notes are an integral part of these consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ (Note 2.6)
Cash flows from operating activities:
Net income (loss)	35,517,634	(306,810,286)	(29,081,925)	(4,158,660)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property and equipment	6,014,868	6,285,907	1,916,747	274,091
Amortization of intangible assets	90,827,064	56,322,409	29,650,099	4,239,908
Operating lease expenses	24,187,908	14,501,864	10,928,009	1,562,684
Loss from the disposal of property and equipment	2,187,446	528,257	85,309	12,199
Provision (reversal) for allowance for credit losses	11,809,161	(1,944,636)	(2,909,475)	(416,049)
Share of loss in equity method investments	31,610,752	4,001,129	1,927,859	275,680
Fair value change in long-term investments	—	(40,628,028)	65,200,488	9,323,546
Impairment losses on investments	58,005,769	19,689,373	2,114,370	302,351
Impairment losses on other assets	12,755,822	13,742,897	—	—
Impairment of goodwill and intangible assets	13,966,789	61,679,245	—	—
Gain from disposal of investment in equity investees	(5,132,053)	—	—	—
Foreign exchange (gain) loss	(125,893)	(1,233,807)	517,288	73,971
Changes in operating assets and liabilities:
Accounts receivable	23,927,442	26,341,103	(25,617,744)	(3,663,289)
Prepayments	(10,364,572)	15,898,495	11,605,802	1,659,609
Other current assets	(16,200,082)	77,417,243	(16,781,501)	(2,399,723)
Other non-current assets	(52,099,252)	(15,542,056)	20,126,915	2,878,111
Amounts due from related parties	(32,868,136)	(5,180,912)	(17,426,110)	(2,491,901)
Accounts payable	(132,440,692)	(44,723,288)	54,946,560	7,857,253
Advances from customers	9,659,281	(8,467,070)	(2,132,492)	(304,943)
Accrued expenses and other current liabilities	(56,200,218)	(4,980,465)	(20,912,779)	(2,990,488)
Amounts due to related parties	(61,150,253)	(28,803,176)	(110,282,316)	(15,770,161)
Deferred revenue	21,246,496	(63,623,203)	(15,446,314)	(2,208,793)
Lease liabilities	(22,822,500)	(13,322,931)	(10,683,606)	(1,527,735)
Net cash used in operating activities	(47,687,219)	(238,851,936)	(52,254,816)	(7,472,339)
Cash flows from investing activities:
Proceeds on disposal of property and equipment	103,155	976,059	347,151	49,642
Purchases of property and equipment	(5,156,302)	(709,859)	(290,883)	(41,595)
Purchases of intangible assets	(11,146,423)	(12,411,832)	(1,498,898)	(214,340)
Purchases of short-term bank deposits	(1,778,550,000)	(2,990,374,400)	(575,301,000)	(82,266,949)
Purchases of long-term bank deposits	(760,000,000)	—	—	—
Proceeds from disposal of short-term bank deposits	2,868,625,000	1,757,680,000	3,528,507,441	504,569,853
Proceeds from disposal of long-term bank deposits	80,000,000	170,000,000	20,000,000	2,859,962
Proceeds from disposal of and return of investments	10,309,198	347,304	36,482	5,217
Repayment of loan from related parties	10,000,000	—	—	—
Cash provided by (used in) investing activities	414,184,628	(1,074,492,728)	2,971,800,293	424,961,790
Cash flows from financing activities
Return of capital to non-controlling interests	(965)	—	—	—
Dividend distributed to shareholders	—	(2,101,465,492)	(2,150,781,250)	(307,557,628)
Repurchase of ordinary shares	—	(105,509,037)	—	—
Cash used in financing activities	(965)	(2,206,974,529)	(2,150,781,250)	(307,557,628)
Effect of foreign exchange rate changes on cash and cash equivalents	94,834,375	48,740,158	(24,966,731)	(3,570,196)
Net increase (decrease) in cash, cash equivalents and restricted cash	461,330,819	(3,471,579,035)	743,797,496	106,361,627
Cash, cash equivalent and restricted cash at the beginning of the year	4,047,659,499	4,508,990,318	1,037,411,283	148,347,841
Cash, cash equivalent and restricted cash at the end of the year	4,508,990,318	1,037,411,283	1,781,208,779	254,709,468
Supplemental disclosure of cash flow information:
Income tax paid	436,767	10,285,869	28,358,914	4,055,271
Supplemental disclosure on non-cash investing and financing activities:
Accrued purchases of property and equipment	13,826	—	—	—
Accrued purchases of intangible assets	45,754,717	896,226	822,736	117,650

The following table provides a reconciliation of cash and cash equivalents, restricted cash and restricted cash included in other non- current assets reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash and cash equivalents	4,440,131,180	1,017,148,142	1,759,126,853
Restricted cash	—	83,387	34,931
Restricted cash included in other non-current assets	68,859,138	20,179,754	22,046,995
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,508,990,318	1,037,411,283	1,781,208,779

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

As of December 31, 2025, the Company’s principal subsidiaries, VIEs and VIE’s subsidiaries are as follows:

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

The Company, through its wholly-owned foreign invested subsidiary, WFOE, in the PRC, entered into a series of contractual arrangements (“VIE agreements”) with Wuhan Douyu and Wuhan Ouyue (collectively known as “the VIEs”) and their respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) absorb losses or receive benefits from the VIEs that could potentially be significant to the VIEs.

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

The following financial statement amounts and balances of the VIEs, were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs:

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Cash and cash equivalents	339,495,145	469,616,029
Restricted cash	83,387	34,931
Short-term bank deposits	80,000,000	196,493,754
Accounts receivable, net	48,706,963	76,835,525
Prepayments	26,353,088	15,565,395
Amounts due from related parties	74,116,192	91,548,882
Other current assets	175,835,175	169,919,175
Property and equipment, net	3,088,802	2,626,675
Long-term bank deposits	160,000,000	—
Intangible assets, net	59,542,225	32,278,768
Right-of-use assets	12,891,088	3,341,437
Investments	193,677,231	195,447,619
Other non-current assets	63,013,382	56,286,173
Total Assets	1,236,802,678	1,309,994,363
LIABILITIES
Accounts payable	436,642,460	498,282,741
Advances from customers	4,412,848	2,277,588
Deferred revenue	251,591,800	236,124,062
Accrued expenses and other current liabilities	117,124,157	111,867,960
Amounts due to related parties	220,194,409	111,302,560
Lease liabilities	12,649,480	3,165,386
Total Liabilities	1,042,615,154	963,020,297

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenue	5,459,630,803	4,234,608,729	3,809,355,931
Net (loss) income	(49,971,489)	(266,581,526)	185,239,077

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.2	Basis of Consolidation (Continued)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(180,359,213)	(385,060,569)	85,673,058
Net cash provided by investing activities	55,516,731	380,148,093	47,771,310
Net cash used in financing activities	(965)	—	—

The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. The inter-company service fees charged by WFOE were RMB354,509,123, RMB198,006,640 and RMB149,512,987 for the years ended December 31, 2023, 2024 and 2025, respectively. The amounts due to WFOE were RMB1,691,181,872 and RMB1,748,790,690 as of December 31, 2024 and 2025, respectively. These inter-company transactions and balances were eliminated in the consolidated financial statements.

The VIEs contributed approximately 99%, 99%, and 99% of the Group’s consolidated revenue for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the VIEs accounted for an aggregate of 23% and 42% of the consolidated total assets and 84% and 85% of the consolidated total liabilities.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, realization of deferred tax assets, impairment of prepayment and other non-current assets, impairment of investment, impairment of goodwill and intangible assets, and allowance for credit loss.

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

			Quoted Prices in Active	Significant Other
			Markets for Identical	Observable
As of December 31,	Description	Fair Value	Assets (Level 1)	Inputs (Level 2)
		RMB	RMB	RMB
2024	Investment in equity investees	76,929,667	76,929,667	—
2025	Investment in equity investees	11,062,659	11,062,659	—

Notes to the Consolidated Financial Statements (Continued)

2.Summary of significant accounting policies (Continued)

2.4	Fair value measurements (Continued)

Certain assets have been measured at fair value on a nonrecurring basis, using significant unobservable inputs (Level 3). The following table presents the nonrecurring losses recognized for the years ended December 31, 2024 and 2025, respectively, based on the relevant assets classification:

As of December 31, 2024

Description	Fair Value	Total Losses
	RMB	RMB
Equity method investments	—	7,085,156
Equity investments without readily determinable fair value	—	19,689,373
Intangible assets, net – agency contract rights	—	61,679,245
Other non-current assets - prepayments	—	13,793,447
Total	—	102,247,221

As of December 31, 2025

Description	Fair Value	Total Losses
	RMB	RMB
Equity investments without readily determinable fair value	—	2,114,370
Total	—	2,114,370

Investments were primarily valued using the market approach (i.e. market multiples derived from a set of comparable companies). The fair value of intangible assets, net and other non - current assets are determined by using discounted cashflow method associated with the underlying assets, such as current economic condition, management forecasts, etc.

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

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.9931 on December 31, 2025 as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2025, or at any other rate.

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

The Group assesses its equity method investments for impairment by considering factors including, but not limited to, financial performance and operating performance of the entities, including current earnings and operating cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity method investment is written down to fair value. The Group recorded impairment loss of RMB29,123,511, RMB7,085,156 and RMB nil, respectively, in share of loss in equity method investments for the years ended December 31, 2023, 2024 and 2025, respectively.

Investment in equity investees

The Group measures its investment in equity investees that have readily determinable fair values at fair value, with gains and losses from fair value changes recognized as other (expenses) income, net in the consolidated statements of comprehensive income (loss). The Group recognized fair value changes on investments based on observable stock trading prices in active markets of RMB nil, RMB40,628,028 and RMB(65,200,488) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

For years ended December 31, 2023, 2024 and 2025, the Group recorded impairment loss of RMB58,005,769, RMB19,689,373 and RMB2,114,370 in other (expenses) income, net, respectively.

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

The following table disaggregates the Group’s revenue by major type of services for the years ended December 31, 2023, 2024 and 2025:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Live streaming	4,799,005,778	3,073,920,690	2,177,418,656
Innovative business	—	1,015,882,444	1,446,157,085
Advertisement and other revenue	731,398,779	181,022,322	195,275,938
Total	5,530,404,557	4,270,825,456	3,818,851,679

Live streaming

The Group is principally engaged in operating its own live streaming platforms, which enable streamers and users to interact with each other during live streaming. The users have the option to purchase virtual currency, which is non-refundable and can only be used to redeem for virtual items to be consumed in the live streaming sessions on the Group’s platforms. Unredeemed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below. Virtual items are categorized as consumable and time-based items. Consumable items consist of virtual gifts presented from the users to the streamers to show their support, and are consumed immediately upon redemption and time-based items consist of monthly premium subscription services.

The Group has evaluated and determined that it is the principal and views the users to be its customers. Specifically, the Group controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Group reports its live streaming revenue on a gross basis with amounts billed to users for the virtual items recorded as revenues and the revenue sharing fee paid to streamers or talent agencies recorded as cost of revenues. Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Group has determined that the virtual items represent one performance obligation in the live streaming service. Revenue related to each of the consumable items is recognized at the point in time when the virtual gifts is transferred directly to the streamers which is considered consumed simultaneously by the users, while revenue related to time-based items is recognized ratably over a fixed period on a straight-line basis. Although some virtual items have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented. The Group does not have further performance obligations to the user after the virtual items are consumed.

Virtual items can be sold individually or bundled into one arrangement. When the Group’s users purchase multiple virtual items bundled within the same arrangement, the Group allocates the total consideration to each distinct virtual item based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual items separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct virtual item in accordance with the revenue recognition policy discussed above unless otherwise stated.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.15	Revenue recognition (Continued)

Innovative business

The Group generates innovative business revenues from its voice-based social networking services and game-specific membership services. The Group started to engage in operating its voice-based live streaming app since March 2023. The Group has evaluated and determined that it is the principal and views the users to be its customers. Users can buy non-refundable virtual currency to redeem for consumable gifts or time-based subscriptions to achieve interaction with the streamers. The Group reports its revenue from voice-based social networking services on a gross basis with amounts billed to users for the virtual items recorded as revenues and the revenue sharing fee paid to streamers or talent agencies recorded as cost of revenues. Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Group has determined that the virtual items represent one performance obligation in the voice-based social networking service. Revenue related to each of the consumable items is recognized at the point in time when the virtual gifts is transferred directly to the streamers which is considered consumed simultaneously by the users, while revenue related to time-based items is recognized ratably over a fixed period on a straight-line basis.

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

Considering the scale of revenue generated from innovative business, the Group began to disclose separately since the second quarter of 2024, and previously, it was included in other revenue at the amount in other revenue with the amount of RMB378,358,519 in 2023.

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

With respect to game distribution revenue, online games developed by third party game developers are displayed through the Group’s platforms to attract users to download and play the games. The Group earns revenues from game developers in accordance with the pre-determined arrangements based on the in-game purchase amounts for the games downloaded or played through the Group’s platforms. The Group considers itself as agent in these arrangements. Game distribution revenue is recognized at a point in time when the in-game purchase is made.

Practical expedients and exemptions

The Group’s contracts have an original duration of one year or less. Accordingly, the Group does not disclose the value of unsatisfied performance obligations.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.15	Revenue recognition (Continued)

Contract balances

Contract balances include accounts receivable, advances from customers and deferred revenue. Accounts receivable represent cash due from third-party application stores as well as from advertising customers and are recorded when the right to consideration is unconditional. The allowance for credit loss reflects the best estimate of probable losses inherent to the accounts receivable balance. Advances from customers primarily represent cash received from the Group’s advertisement customers. Deferred revenue primarily includes cash received from paying users related to the Group’s live streaming service. Deferred revenue is recognized as revenue when all of the revenue recognition criteria have been met or over the estimated service period. Revenue recognized in 2025 that was included in the deferred revenue balance as of January 1, 2025 was RMB251,591,800, which consists primarily of virtual items consumption. Due to the generally short-term duration of the Group’s contracts, the balances of deferred revenue and advances from customers as of December 31, 2025 will be recognized as revenue within one year.

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

Research and development expenses primarily consist of (i) salaries and welfare incurred for research and development personnel, and (ii) rental, general expenses and depreciation expenses associated with the research and development activities. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2023, 2024 and 2025.

2.18	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, and (ii) salaries and welfare for sales and marketing personnel.

2.19	General and administrative expenses

General and administrative expenses consist primarily of (i) professional service fees, and (ii) salaries and welfare for general and administrative personnel and (iii) allowance for credit loss.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.20	Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that they are more likely than not to be realized. In making such a determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

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

The Group operates as one operating segment and reportable segment. The Group’s chief operating decision maker (“CODM”) is the Co-CEO, who reviews financial information presented on a consolidated basis.

The measures used by CODM to assess performance and make operating decisions are the net revenues and net income (loss) as reported on the Group’s consolidated statements of comprehensive income (loss). The CODM uses performance measures to monitor operating forecast versus actual results and determine how to allocate resources of the Group as a whole. Further, the CODM reviews and utilizes cost of revenues to manage the Group’s operation.

As of December 31, 2024 and 2025, the majority of the long-lived assets of the Company are located in the PRC, and therefore no geographical segments are presented.

2.22	Operating leases as lessee

The Group determines if an arrangement is a lease or contains a lease at lease inception. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which was computed using the Group’s incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Group.

2.23	Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded in other operating income (expenses), net, in the period the cash is received. Government subsidies recognized for the years ended December 31, 2023, 2024 and 2025 were RMB29,733,380, RMB5,234,088 and RMB2,287,338, respectively.

Notes to the Consolidated Financial Statements (Continued)

2.	Summary of significant accounting policies (Continued)
2.24	Certain risks and concentrations

Foreign currency risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The Group’s cash and cash equivalents denominated in RMB that are subject to such government controls amounted to RMB486,342,603, which accounted for 28% of total cash and cash equivalents as of December 31, 2025.

Concentration of accounts receivable, net

Customer accounting for 10% or more of accounts receivable, net is as follows:

	As of December 31,
	2024		2025
	RMB	%	RMB	%	US$	%
Company A	6,930,689	14%	*	*	*	*
Company B	*	*	12,672,979	16%	1,812,212	16%
Company C	6,273,190	13%	*	*	*	*
Company D	*	*	12,889,482	17%	1,843,171	17%
*	Represents less than 10% of accounts receivable, net for the period.
2.25	Recently issued accounting pronouncements

Recent accounting pronouncements adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)- Improvements to Income Tax Disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group’s adoption of this standard did not have a material impact on its consolidated financial statements.

Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Group continues to evaluate the impact of this guidance on its disclosures, but plan to adopt this guidance prospectively and conform with the disclosure requirements when it becomes mandatorily effective for the Group’s annual report for the year ending December 31, 2027.

Notes to the Consolidated Financial Statements (Continued)

3.	Accounts receivable, net

Accounts receivable, net consist of the followings:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable, gross	66,782,454	92,400,198
Less: allowance for credit loss	(17,725,683)	(14,816,208)
Accounts receivable, net	49,056,771	77,583,990

The Group recorded a provision for current expected credit loss. The following table sets out movements of the expected credit loss provision for the years ended December 31, 2023, 2024 and 2025:

	2023	2024	2025
	RMB	RMB	RMB
Balance as of January 1	8,875,133	20,164,070	17,725,683
Addition (Reversal)	11,809,161	(1,944,636)	(2,909,475)
Write offs	(520,224)	(493,751)	—
Balance as of December 31	20,164,070	17,725,683	14,816,208

4.	Other current assets

Other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Value-added tax recoverable	135,525,526	117,641,965
Interest receivable	55,823,507	23,905,481
Funds receivable from third party payment service providers (1)	28,529,970	34,760,282
Content rights	1,276,545	1,084,364
Others	10,198,320	7,872,081
Total	231,353,868	185,264,173
(1)	The Group opened accounts with external online payment service providers to collect funding from users.

5.	Property and equipment, net

	As of December 31,
	2024	2025
	RMB	RMB
Gross carrying amount
Computer and transmission equipment	82,847,892	75,334,495
Leasehold improvements	27,348,008	27,348,008
Furniture and office equipment	2,888,360	2,276,935
Motor vehicles	410,200	410,200
Total	113,494,460	105,369,638
Less: accumulated depreciation	(106,401,031)	(100,329,775)
Property and equipment, net	7,093,429	5,039,863

Depreciation expense was RMB6,014,868, RMB6,285,907 and RMB1,916,747 for the years ended December 31, 2023, 2024 and 2025, respectively.

Notes to the Consolidated Financial Statements (Continued)

6.	Intangible assets, net

	As of December 31,
	2024	2025
	RMB	RMB
Gross carrying amount
Agency contract rights (1)	142,720,126	142,720,126
Licensed copyrights of content	66,981,132	66,981,132
Software	23,854,614	26,176,248
License for Online Transmission of Audio/Video Programs	7,988,748	7,988,748
Others	6,058,116	6,046,614
Total of gross carrying amount	247,602,736	249,912,868
Less: accumulated amortization
Agency contract rights	(58,698,113)	(71,339,623)
Licensed copyrights of content	(40,566,038)	(53,773,585)
Software	(20,720,014)	(24,082,162)
Others	(5,022,234)	(5,458,348)
Total of accumulated amortization	(125,006,399)	(154,653,718)
Less: impairment loss (2)	(61,679,245)	(61,679,245)
Intangible assets, net	60,917,092	33,579,905
(1)	The agency contract rights represent prepayment of cooperation costs to top streamers which includes amount of RMB54,716,981 acquired during the year ended December 31, 2024 with weighted average amortization period of 2.4 years. None was acquired in the year ended December 31, 2025.
(2)	In view of fiercer market competition and expected decline in revenue related to certain streamers, the management of the Company considered there was impairment indicator in respect of certain agency contract rights during 2024. Accordingly, the management of the Company performed impairment assessment of certain agency contract rights and consequently determined an impairment loss of RMB61,679,245 based on discounted cashflow.

Amortization expenses were RMB90,827,064, RMB56,322,409 and RMB29,650,099 for the years ended December 31, 2023, 2024 and 2025 respectively. The Group expects to record amortization expenses in the future 5 years and thereafter as below:

Future
amortization
expenses
RMB
2026	22,179,319
2027	3,069,506
2028	223,526
2029	29,446
2030 and thereafter	89,360
Total	25,591,157

The weighted average amortization periods of intangible assets as of December 31, 2024 and 2025 are as below:

As of December 31,
	2024	2025
Agency contract rights	3.2 years	3.2 years
Software	4.0 years	3.7 years
Others	3.2 years	4.9 years

Notes to the Consolidated Financial Statements (Continued)

7.	Investments

Equity method investments:

	As of December 31,
	2024	2025
	RMB	RMB
Wuhan Shayu Network Technology Co., Ltd. (“Shayu”) (1)	151,774,078	153,620,278
Nanshan Stellar Investment LLP (“Nanshan LLP”) (2)	100,411,039	94,558,674
Others	2,822,797	2,730,546
	255,007,914	250,909,498
(1)	The Group aggregately owned 35.084% equity interest in Shayu with investment cost at RMB188,009,650. For the years ended December 31, 2023, 2024 and 2025, the Company recognized the share of (loss) income in equity method investments of RMB(28,046,644), RMB7,818,684 and RMB1,846,200, respectively.
(2)	For the years ended December 31, 2023, 2024 and 2025, the Company recognized its share of income in equity method investment of loss of RMB10,052 (equivalent to US$1,426), loss of RMB2,789,872 (equivalent to US$382,211) and loss of RMB3,622,995 (equivalent to US$515,450), respectively, attributable to income and loss recognized by Nanshan LLP for the change in fair value in Nanshan LLP’s underlying investment.

Investment in equity investees:

	As of December 31,
	2024	2025
	RMB	RMB

NIP Group Inc.	76,929,667	11,062,659

For the years ended December 31, 2024 and 2025, the Company recognized fair value change in investment in equity investees of RMB40,628,028 and RMB(65,200,488), respectively

Equity securities without readily determinable fair value:

	As of December 31,
	2024	2025
	RMB	RMB
Content producers	55,010,748	52,896,378
Technology and software companies	45,724,440	44,709,246
Others	24,141,925	24,105,443
	124,877,113	121,711,067

For the years ended 2023, 2024 and 2025, RMB58,005,769, RMB19,689,373 and RMB2,114,370 impairment was recorded in other (expenses) income, net.

Notes to the Consolidated Financial Statements (Continued)

8.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accrued payroll and welfare	147,072,840	157,285,350
Accrued marketing cost	26,351,904	17,874,361
Income tax and other tax payable	12,466,396	12,968,720
Professional service fees (1)	9,152,452	8,140,491
Deposits	9,309,174	6,238,574
Others	38,164,335	16,413,316
Total	242,517,101	218,920,812
(1)	During the year ended December 31, 2025, the Group separately disclosed professional service fees, which were previously included in “Others” in prior periods.

9.	Cost of revenues

Cost of revenues consist of the following:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue sharing fees and content costs	3,878,385,035	3,363,122,749	2,792,249,793
Bandwidth costs	449,901,415	304,597,404	200,283,100
Others	518,084,814	279,272,821	336,792,443
Total	4,846,371,264	3,946,992,974	3,329,325,336

10.	Other operating income (expenses), net

Other operating income (expenses), net consist of the following:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Impairment of streamer’s assets (1)	—	(75,472,692)	—
Contingent litigation expenses (2)	(2,144,701)	(154,256,908)	(6,103,571)
Reimbursements from ADR program	19,777,194	8,706,513	4,761,206
Government subsidies	29,733,380	5,234,088	2,287,338
Others	(15,051,332)	15,614,881	7,481,915
Total	32,314,541	(200,174,118)	8,426,888
(1)	Impairment of streamer’s assets includes impairment of agency contract rights of intangible assets, net and impairment of prepayment of cooperation costs to top streamers of other non-current assets.
(2)

Contingent litigation expenses in 2024 include a voluntary return of RMB111,720,000 in connection with investigations by relevant government authorities against certain third-party streamers for their historical illegal activities. The Group voluntarily returned gains that were related to these streamers’ historical illegal activities to the relevant government authorities, as the Group is not entitled to retain such gains pursuant to PRC laws. There remain uncertainties regarding future developments or regulatory investigations into streamers’ historical illegal activities. No additional liability is accrued with this regard as of December 31, 2025.

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

China

The Group’s subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) Law.

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

Income (loss) before income taxes consist of:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
PRC	(92,977,042)	(533,372,130)	56,078,654
Overseas	161,174,386	245,969,524	(54,824,150)
Total	68,197,344	(287,402,606)	1,254,504

For years ended December 31, 2023, 2024 and 2025, the Group recorded current income tax expense of RMB1,068,958, RMB15,406,551 and RMB28,408,570 respectively.

The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	Years ended December 31,
	2023	2024
PRC income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	19.77%	(8.79)%
Effect of tax rate in different tax jurisdiction	(77.33)%	20.76%
Change in valuation allowance	36.13%	(42.33)%
Total	3.57%	(5.36)%

Notes to the Consolidated Financial Statements (Continued)

11.	Income taxes (Continued)

China (Continued)

In accordance with the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025, a reconciliation between the statutory rate and the Group’s effective tax rate is as follows:

	Years ended December 31, 2025
	Amount	Percent
	RMB
Income before provision for income tax	1,254,504
Local Income tax of mainland of China	313,626	25.00%
Foreign tax effects
Cayman
Tax rate differential	(2,598,393)	(207.12)%
British Virgin Islands (“BVI”)
Tax rate differential	16,300,305	1,299.34%
Others
Tax rate differential	8,759	0.70%
Changes in valuation allowances	(4,634)	(0.37)%
Changes in valuation allowance	11,727,719	934.85%
Nondeductible items	4,739,972	377.84%
True-up	(3,881,972)	(309.44)%
Effect of expired tax loss	665,217	53.03%
Disposal of previously recognized tax loss	1,137,971	90.70%
Effective tax rate	28,408,570	2,264.53%

Note: In 2025, the Group paid RMB28.4 million in income taxes (net of refunds received) in the Chinese mainland.

Deferred tax assets are as follows:

	Years ended December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
Tax loss carried forward	461,896,586	484,867,200
Deductible temporary differences	308,259,437	308,458,751
Tax basis difference upon the restructuring in 2016	11,911,959	916,032
Allowance for credit loss	10,812,975	10,769,920
Allowance for others	18,868,173	18,460,312
Total deferred tax assets	811,749,130	823,472,215
Less: valuation allowance	(811,749,130)	(823,472,215)
Net deferred tax assets	—	—

Notes to the Consolidated Financial Statements (Continued)

11.	Income taxes (Continued)

China (Continued)

The movement of deferred tax valuation allowance is as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	1,064,015,562	1,111,583,535	811,749,130
Increase	82,998,721	28,617,596	17,385,339
Decrease	(35,430,748)	(328,452,001)	(5,662,254)
Balance at end of the year	1,111,583,535	811,749,130	823,472,215

According to the Article 18 of PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years. As of December 31, 2023, 2024 and 2025, the Group had tax operating loss carry forwards of RMB2,434,721,831, RMB1,050,262,051 and RMB1,142,140,290, respectively, from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income and will expire during the period from 2024 to 2028, 2025 to 2029 and 2026 to 2030, respectively.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2024 and 2025, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

12.	Treasury shares

During the year ended December 31, 2024, the Company completed its share repurchase programs and retired all treasury shares held.

13.	Share-based compensation

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

As of December 31, 2022, all the restricted share units were vested. As of December 31, 2024 and December 31, 2025, there were no unvested restricted share units.

Notes to the Consolidated Financial Statements (Continued)

14.Net income (loss) per share and net income (loss) attributable to ordinary shareholders

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Basic net income (loss) per share calculation
Numerator:
Net income (loss) attributable to ordinary shareholders for computing basic net income (loss) per share	35,517,634	(306,810,286)	(29,081,925)
Denominator:
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	31,977,665	30,832,271	30,178,859
Basic net income (loss) per ordinary share	1.11	(9.95)	(0.96)

The Group has no potential dilutive securities. Therefore, diluted earnings per share equals basic earnings per share.

15.	Statutory reserves and restricted net assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2025, total restricted net assets were RMB3,531,968,884.

16.	Segment Information

The Group operates as one operating segment and reportable segment. The Group’s chief operating decision maker (“CODM”) is the Co-CEO who reviews financial information presented on a consolidated basis.

The measures used by CODM to assess performance and make operating decisions are the net revenues and net income (loss) as reported on the Group’s consolidated statements of comprehensive income (loss). The CODM uses performance measures to monitor operating forecast versus actual results and determine how to allocate resources of the Group as a whole. Further, the CODM reviews and utilizes cost of revenues to manage the Group’s operation.

As of December 31, 2024 and 2025, the majority of the long-lived assets of the Company are located in the PRC, and therefore no geographical segments are presented.

Notes to the Consolidated Financial Statements (Continued)

16.	Segment Information (Continued)

The following table presents selected financial information with respect to the Group’s single operating segment for the years ended December 31, 2023, 2024 and 2025:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Net Revenues (1)	5,530,404,557	4,270,825,456	3,818,851,679
Less: Cost of revenues
Revenue sharing fees and content costs	(3,878,385,035)	(3,363,122,749)	(2,792,249,793)
Other costs (2)	(967,986,229)	(583,870,225)	(537,075,543)
Total cost of revenues	(4,846,371,264)	(3,946,992,974)	(3,329,325,336)
Gross profit	684,033,293	323,832,482	489,526,343
Operating (expense) income
Sales and marketing expenses	(351,726,623)	(311,140,438)	(234,482,022)
General and administrative expenses	(237,755,845)	(204,428,800)	(137,656,630)
Research and development expenses	(276,935,538)	(181,676,080)	(121,058,278)
Other operating income (expense), net	32,314,541	(200,174,118)	8,426,888
Impairment of goodwill	(13,966,789)	—	—
Total operating expenses	(848,070,254)	(897,419,436)	(484,770,042)
(Loss) income from operations	(164,036,961)	(573,586,954)	4,756,301
Other (expenses) income, net	(52,873,716)	21,898,241	(67,314,858)
Interest income	284,982,128	263,052,300	64,330,349
Foreign exchange gain (loss), net	125,893	1,233,807	(517,288)
Income (loss) before income taxes and share of loss in equity method investments	68,197,344	(287,402,606)	1,254,504
Income tax expense	(1,068,958)	(15,406,551)	(28,408,570)
Share of loss in equity method investments	(31,610,752)	(4,001,129)	(1,927,859)
Net income (loss)	35,517,634	(306,810,286)	(29,081,925)
(1)	98.5%, 99.4% and 99.9% of the Group’s revenue for the years ended December 31, 2023, 2024 and 2025, respectively, were generated from the PRC.
(2)	Other costs include bandwidth costs and others.

Notes to the Consolidated Financial Statements (Continued)

17.	Related party transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Parent company of one of our ordinary shareholders
Shayu	An investee of the Group
Equity method investees- talent agencies	Talent agencies invested by the Group classified as EMI

For the years ended December 31, 2023, 2024 and 2025, significant related party transactions were as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Advertisement revenue derived from
Tencent Group	56,057,315	24,052,614	41,945,013
Other revenue derived from
Tencent Group	4,249,801	24,424,731	17,823,286
Equity method investees- talent agencies	2,542,300	457,798	361,519
Total	6,792,101	24,882,529	18,184,805
Bandwidth fees paid to
Tencent Group	138,960,405	110,988,031	41,218,368
Revenue sharing fees and content cost paid to
Tencent Group	—	26,299	28,406
Equity method investees- talent agencies	105,489,026	12,492,874	7,709,839
Total	105,489,026	12,519,173	7,738,245
Payment handling fees paid to
Tencent Group	22,256,354	17,629,404	16,104,119
Virtual gifts purchased from
Tencent Group	116,032,260	182,216,981	262,346,948
Content rights purchased from
Tencent Group	280,708,045	161,933,140	97,128,585
Other fees paid to
Tencent Group	3,878,843	687,250	1,475,587

As of December 31, 2023, 2024 and 2025, the amounts due from/to related parties are as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Amounts due from related parties
Tencent Group	63,862,287	68,856,098	86,880,699
Shayu	4,989,300	5,176,400	4,577,910
Equity method investees- talent agencies	142,193	142,194	142,193
Total	68,993,780	74,174,692	91,600,802
Amounts due to related parties
Tencent Group	234,483,995	212,539,704	103,710,615
Equity method investees- talent agencies	16,908,031	10,049,146	8,595,919
Total	251,392,026	222,588,850	112,306,534

Notes to the Consolidated Financial Statements (Continued)

18.	Leases

The Group’s leases consist of operating leases and short-term lease for administrative office spaces in different cities of Asia. As of December 31, 2025, the Group had no long-term leases that were classified as a financing lease.

For the years ended December 31, 2023, 2024 and 2025, the lease expense is as:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease expense	24,508,899	15,584,430	10,619,493
Short-term lease expense	638,012	112,265	447,281
Total lease expense	25,146,911	15,696,695	11,066,774

Supplemental consolidated balance sheet information related to leases is as follows:

	As of	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB
Operating lease:
Operating leases right-of-use assets	15,816,035	7,900,307
Current portion of lease liabilities	11,457,877	6,702,853
Non-current portion of lease liabilities	4,222,724	1,306,423
Total operating lease liabilities	15,680,601	8,009,276
Weighted-average remaining lease term (in years) – operating leases	1.36	1.21
Weighted-average discount rate – operating leases	4.51%	3.59%

Supplemental cash flow information related to leases are as follows:

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2024	2025
	RMB	RMB
Cash paid for operating leases	13,667,004	10,831,900
Lease liabilities arising from obtaining right-of-use assets	18,512,505	5,784,701

As of December 31, 2025, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities are as follows:

Years ending	RMB
2026	6,806,601
2027	1,326,031
2028 and thereafter	—
Total undiscounted cash flows	8,132,632
Less: imputed interest	123,356
Total	8,009,276

Lease liabilities due within one year	6,702,853
Lease liabilities due after one year	1,306,423

Notes to the Consolidated Financial Statements (Continued)

19.	Commitments and contingencies

Commitments

The Company did not have significant capital, other commitments or long-term obligations as of December 31, 2025.

Contingencies

As of December 31, 2025, the restricted cash amount of RMB22,046,995, classified as other non-current assets, represented bank deposits frozen by PRC local authorities relating to a legal proceedings.

In accordance with ASC 450, management accrues for loss contingencies when a loss is probable and the amount can be reasonably estimated. As of December,31, 2025, the Company has accrued RMB6,270,715, in aggregate, for miscellaneous claims and legal cases, which are not material individually.

Management believes that the resolution of these ordinary-course legal matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows. No separate disclosure is provided for individual immaterial claims

20.	Subsequent events

The Company has evaluated subsequent events through the date of issuance of these consolidated financial statements and determined that there were no subsequent events that require recognition or disclosure in these financial statements.

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED BALANCE SHEETS

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	654,351,902	1,257,264,873	179,786,486
Short-term deposits	2,990,374,400	246,008,000	35,178,676
Prepayments	70,446	28,578	4,087
Other current assets	52,846,225	8,593,267	1,228,822
Amounts due from subsidiaries	—	351,440	50,255
Total current assets	3,697,642,973	1,512,246,158	216,248,326
Investments in subsidiaries	550,081,329	506,905,170	72,486,476
Total assets	4,247,724,302	2,019,151,328	288,734,802
LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	36,531,297	30,661,953	4,384,602
Amounts due to subsidiaries and VIEs	349,475	341,716	48,865
Deferred revenue	754,304	775,729	110,928
Total current liabilities	37,635,076	31,779,398	4,544,395
Total liabilities	37,635,076	31,779,398	4,544,395
Shareholders’ equity
Ordinary shares	20,360	20,360	2,911
Treasury shares	—	—	—
Additional paid-in capital	7,514,498,337	5,363,717,087	767,001,342
Accumulated deficit	(3,791,817,469)	(3,820,899,394)	(546,381,346)
Accumulated other comprehensive income	487,387,998	444,533,877	63,567,500
Total shareholders’ equity	4,210,089,226	1,987,371,930	284,190,407
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,247,724,302	2,019,151,328	288,734,802

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
General and administrative expenses	(42,927,343)	(38,585,122)	(46,198,420)	(6,606,286)
Equity loss of subsidiaries and VIEs	(190,965,494)	(502,190,943)	(39,512,619)	(5,650,230)
Other operating income (expenses), net	19,838,460	(7,317,312)	4,761,206	680,843
Interest income	249,448,848	241,283,091	51,867,908	7,417,013
Foreign exchange gain, net	123,163	—	—	—
Net income (loss)	35,517,634	(306,810,286)	(29,081,925)	(4,158,660)
Foreign currency translation adjustment	93,256,170	72,141,058	(42,854,121)	(6,128,058)
Comprehensive income (loss)	128,773,804	(234,669,228)	(71,936,046)	(10,286,718)

FINANCIAL STATEMENT SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	35,517,634	(306,810,286)	(29,081,925)	(4,158,660)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity loss of subsidiaries and VIEs	190,965,494	502,190,943	39,512,619	5,650,230
Foreign exchange gain or loss	(123,163)	—	—	—
Changes in operating assets and liabilities:
Prepayments	55,435	127,357	41,868	5,987
Other current assets	(88,851,970)	62,701,861	44,252,958	6,328,090
Amount due from subsidiaries	—	—	(351,440)	(50,255)
Accrued expenses and other current liabilities	15,719,885	(2,564,628)	(5,869,344)	(839,305)
Deferred revenue	(11,583,600)	(7,373,700)	21,425	3,063
CASH PROVIDED BY OPERATING ACTIVITIES	141,699,715	248,271,547	48,526,161	6,939,150
Proceeds from disposal of short-term bank deposits	2,098,625,000	1,437,680,000	3,264,831,200	466,864,652
Purchases of short-term investments	(1,778,550,000)	(2,990,374,400)	(535,301,000)	(76,547,025)
Investment in subsidiaries	(16,196,850)	—	—	—
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	303,878,150	(1,552,694,400)	2,729,530,200	390,317,627
Repurchase of ordinary shares	—	(105,509,037)	—	—
Dividend distributed to shareholders	—	(2,101,465,492)	(2,150,781,250)	(307,557,628)
CASH USED IN FINANCING ACTIVITIES	—	(2,206,974,529)	(2,150,781,250)	(307,557,628)
Effect of foreign exchange rate changes	96,480,231	49,348,465	(24,362,140)	(3,483,740)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	542,058,096	(3,462,048,917)	602,912,971	86,215,409
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	3,574,342,723	4,116,400,819	654,351,902	93,571,077
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4,116,400,819	654,351,902	1,257,264,873	179,786,486

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
2.The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments— Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in subsidiaries” and the subsidiaries and VIEs’ profit or loss as “Equity loss of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Income (loss).
3.For the years ended December 31, 2023, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.
4.Translations of balances from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.9931, as set forth in H.10 statistical release of the Federal Reserve Board on December 31, 2025. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2025, or at any other rate.